Exhibit 99.1

Reimagining our shared future RBC client Kathy Cheng, owner of Redwood Classics Apparel Toronto, Ontario

Our Purpose

Helping clients thrive and communities prosper

> The undisputed financial services leader in Canada

We are guided by **our Values:**

> Client First

> Collaboration

> Accountability

> Diversity & Inclusion

> Integrity

Table of Contents

2 2020 Highlights
4 CEO Letter
7 Chair Letter
Reimagining our shared future
8 Helping Clients Thrive
9 Our Tech and Data Strategy
10 Transforming the Employee Experience
11 Driving Diversity & Inclusion
12 Taking Action on Sustainability
13 Supporting and Inspiring Youth
14 Management's Discussion and Analysis
117 Enhanced Disclosure Task Force Recommendations Index
118 Reports and Consolidated Financial Statements
221 Ten-Year Statistical Review
222 Glossary
225 Shareholder Information

Connect with us:

facebook.com/rbc
instagram.com/rbc
twitter.com/@RBC
www.youtube.com/user/RBC
linkedin.com/company/rbc
rbc.com/ar2020

Our Purpose Helping clients thrive and communities prosper Guided by our Vision to be among the world’s We are guided by our Values: most trusted and successful financial institutions, > Client First and driven by our Purpose,weaim to be: > Collaboration > The undisputed financial services leader in Canada > Accountability > The preferred partner to corporate, institutional > Diversity & Inclusion and high-net-worth clients and their businesses in the U.S. > Integrity > A leading financial services partner valued for our expertise in select global financial centres Table of Contents 2 2020 Highlights 14 Management’s Discussion and Analysis 4 CEO Letter 117 Enhanced Disclosure Task Force 7 Chair Letter Recommendations Index Reimagining our shared future 118 Reports and Consolidated Financial Statements 8 Helping Clients Thrive 221 Ten-Year Statistical Review 9 Our Tech and Data Strategy 222 Glossary 10 Transforming the Employee Experience 225 Shareholder Information 11 Driving Diversity & Inclusion 12 Taking Action on Sustainability 13 Supporting and Inspiring Youth Connect with us: facebook.com/rbc www.youtube.com/user/RBC On the cover: RBC client Kathy Cheng on the production floor of her family-owned instagram.com/rbc linkedin.com/company/rbc business, Redwood Classics Apparel, a textiles and manufacturing twitter.com/@RBC rbc.com/ar2020 company based in Toronto, Ontario.

Who we are Royal Bank of Canada is a global financial institution with a purpose- Why invest? driven, principles-led approach to delivering leading performance. > Diversified business model Our success comes from the 86,000+ employees who leverage their with scale and market-imaginations and insights to bring our vision, values and strategy to leading client franchises life so we can help our clients thrive and communities prosper. As > Resilient earnings with a Canada’s biggest bank, and one of the largest in the world based on premium ROE and dividend market capitalization, we have a diversified business model with a stability focus on innovation and providing exceptional experiences to our > Robust capital and liquidity 17 million clients in Canada, the U.S. and 34 other countries. position > Disciplined approach to risk How we create value has always been as important as what we achieve. This was even more pronounced in 2020 as the impacts of and expense management the COVID-19 pandemic took hold and continue to reverberate > Differentiated technology investments and digital around the world. In our annual report, you’ll read about how we are capabilities navigating these unprecedented times and leveraging our scale and > Recognized leader in ESG financial strength to deliver for our clients, communities, employees, and corporate citizenship and shareholders. BY THE NUMBERS 36 86,000+ 17 million countries employees clients All figures included in the front section of the annual report are from fiscal 2020 unless otherwise specified. Royal Bank of Canada Annual Report 2020 1

Some 2020 highlights across our balanced scorecard

Clients

620,000+ clients
have benefitted from RBC Client Relief programs

5 million
active mobile users, up 12% year-over-year(1)

Celent Model Bank of the Year
award winner, demonstrating industry-leading practices that drive digital success in banking

#1 market share
in investment banking in Canada(2)

A+ score
on RBC Global Asset Management's responsible investing activities, as assessed by the UN Principles for Responsible Investment(3)

$8.8 billion
in financing for sustainable bonds and loans, representing 64% growth over 2019

Outstanding Global Private Bank
in North America for the fifth year in a row(4)

Customer Service Award Winner
and 10 out of 11 top rankings among the big five Canadian banks in the 2020 Ipsos Financial Service Excellence Awards

Employees

#4 globally
in the 2020 Refinitiv Diversity & Inclusion Index, ranking over 9,000 publicly-listed companies

Women
represented

51% of new hires(5)

52% of promotions(5)(6)

46% of executives(7)

Black, Indigenous and People of Colour (BIPOC)
represented

35% of new hires(8)

40% of promotions(6)(8)

23% of new executive appointments, surpassing our goal of 20% for the year(7)

18% young people(9)

91% of employees feel well-supported by RBC

90% of employees see their work as meaningful

92% of employees indicated that they have the information that matters to them

Communities

$201 million
provided through RBC Future Launch®, reaching over 2.5 million Canadian youth through 500+ partner programs since 2017

$23.9 million
raised by employees and retirees for 4,300+ charities through our annual Employee Giving Campaign in Canada

$142 million
given globally through cash donations and community investments, including support to mitigate the economic impact of the COVID-19 pandemic(11)

$10.7 million
raised to support youth and children's charities globally through the first virtual versions of RBC Race for the Kids and RBC Trade for the Kids

$3.9 billion
in support of our communities as one of the largest taxpayers in Canada, and as a taxpayer in other countries where we operate(12)

1st financial institution in Canada
to sign a renewable energy Power Purchase Agreement

2 Royal Bank of Canada Annual Report 2020

Some 2020 highlights across our balanced scorecard Clients 620,000+ clients #1 market share Outstanding Global have benefitted from in investment banking in Canada(2) Private Bank RBC Client Relief programs in North America for the fifth year A+ score inarow(4) 5 million on RBC Global Asset Management’s active mobile users, up 12% year- responsible investing activities, as Customer Service over-year(1) assessed by the UN Principles for Award Winner Responsible Investment(3) and 10 out of 11 top rankings among Celent Model the big five Canadian banks in the Bank of the Year $8.8 billion 2020 Ipsos Financial Service in financing for sustainable bonds Excellence Awards award winner, demonstrating industry-leading practices that and loans, representing 64% growth drive digital success in banking over 2019 Employees #4 globally Black, Indigenous and When asked about their well-being People of Colour (BIPOC) during the COVID-19 pandemic(10): in the 2020 Refinitiv Diversity & Inclusion Index, ranking over represented 91% of employees feel 9,000 publicly-listed companies 35% of new hires(8) well-supported by RBC 40% of promotions(6)(8) 90% of employees see their Women 23% of new executive appointments, work as meaningful represented surpassing our goal of 20% for 92% of employees indicated 51% of new hires(5) the year(7) that they have the information 52% of promotions(5)(6) that matters to them young (9) 46% of executives(7) 18% people Communities $201 million $142 million $3.9 billion provided through RBC Future Launch®, given globally through cash donations in support of our communities as reaching over 2.5 million Canadian and community investments, including one of the largest taxpayers in Canada, youth through 500+ partner programs support to mitigate the economic and as a taxpayer in other countries since 2017 impact of the COVID-19 pandemic(11) whereweoperate(12) $23.9 million $10.7 million 1st financial institution raised by employees and retirees for raised to support youth and children’s in Canada 4,300+ charities through our annual charities globally through the first to sign a renewable energy Employee Giving Campaign in Canada virtual versions of RBC Race for the Kids Power Purchase Agreement and RBC Trade for the Kids (1) 90-day active mobile users in Canadian Banking only (8) North America; excludes summer interns, students and co-ops (2) Dealogic, YTD as at October 31, 2020 (9) Headcount under 30 globally, excluding City National and BlueBay Asset Management employees (3) See RBC GAM’s Responsible Investing Transparency Report and the PRI Assessment Methodology (10) Well-being surveys conducted from April to June 2020. The average participation rate was 55% for more details (11) Includes employee volunteer grants and gifts in kind, as well as contributions to non-profits and (4) Private Banker International Global Wealth Awards 2020 non-registered charities. Figure includes sponsorships (5) Global; excludes summer interns, students and co-ops (12) Refer to page 95 for additional information (6) Defined as upward change in position level or HR Class (7) Represents data for our businesses in Canada governed by the Employment Equity Act 2Royal Bank of Canada Annual Report 2020

Shareholders $7.82 14.2% 86 average diluted earnings per share (EPS), return on equity (ROE), percentile ranking down from $8.75 in 2019 down from 16.8% in 2019 on priority ESG indices(2) 63% 12.5% $4.2 billion of profits returned to our shareholders common equity tier 1 (CET1) ratio, remainder of our profit available through dividends(1) and repurchases up from 12.1% in 2019 to reinvest in future growth $4.29 dividends declared per share, increased by $0.22 since 2019 Earnings Earnings by business segment(4) net income (C$ billion) $12.9 $11.4 24% 45% Annualized Dividend Increase of: 5% Personal & Commercial Banking 19% One year Capital Markets Wealth Management 8% 7% Insurance Ten year(3) Investor & Treasury Services 5% 2019 2020 Financial performance metrics MEDIUM-TERM OBJECTIVES(5) 3-YEAR(6) 5-YEAR(6) Diluted EPS growth of 7%+ 1% 3% ROE of 16%+ 16.2% 16.4% Strong capital ratio (CET1)(7) 12% 11.6% Dividend payout ratio of 40%–50% 49% 48% Total shareholder return(8) 3-YEAR 5-YEAR RBC 1% 9% Global peer average (6)% 3% (1) Includes dividends paid on both common and preferred shares. Dividends were $6.1 billion on common shares and $0.3 billion on preferred shares (2) Average percentile ranking compiled from our four top-tier ESG ratings/rankings, including Sustainalytics, MSCI ESG Rating, FTSE4Good and RobecoSAM’s Corporate Sustainability Assessment (informing the DJSI) (3) Compound Annual Growth Rate (4) Excludes Corporate Support (5) A medium-term (3-5 year) objective is considered to be achieved when the performance goal is met in either a 3- or 5-year period. These objectives assume a normal business environment and our ability to achieve them in a period may be adversely affected by extraordinary developments such as the COVID-19 pandemic and the current low interest rate environment (6) Diluted EPS growth is calculated using a Compound Annual Growth Rate. ROE, CET1 and dividend payout ratio are calculated using an average (7) For further details on the CET1 ratio, refer to the Capital Management section (8) In fiscal 2020, Power Financial Corporation was removed from the global peer group. The 3- and 5-year annualized TSR are calculated based on our common share price appreciation as per the TSX closing market price plus reinvested dividends for the period October 31, 2017 to October 31, 2020 and October 31, 2015 to October 31, 2020 Royal Bank of Canada Annual Report 2020 3

Message from Dave McKay Amidst historic challenges arise opportunities to reimagine our shared future In what were truly unchartered waters, RBC continued to perform at a remarkably high level, particularly in the context of the early days of the crisis. Within weeks, we moved over 80% of our employees—across 36 countries—to work outside bank premises. To limit the health risks to clients and our employees and support slowing the spread of the virus, we temporarily closed hundreds of branches across our network, and reduced hours of operation. We moved more employees into contact centre roles to handle an increasing volume of urgent client calls. All of this was enabled by the significant investments we had long made in our infrastructure. This included securing broadband capability well before the pandemic started, investing in distributed call centre capability over the past decade, and building out market leading digital capabilities for clients. These investments have proven to be a differentiator. Like most citizens, our employees were understandably anxious about their future, and it was critical each and every one felt 2020 was one of the most difficult years that society, global economically secure, so they could focus on the needs of our economies and RBC has faced in generations. Tragically, lives clients. RBC was the first Canadian bank to assure no job losses were lost and the rapid spread of COVID-19 forced countries to due to the pandemic in 2020. Employees unable to work from shut down significant parts of their economies to protect their home received special compensation and additional days of paid citizens. This led to steep increases in unemployment and the leave, and employees working remotely were reimbursed for home worst economic downturn since the Great Depression. offices expenses. A series of employee well-being surveys provided The pandemic has also exposed growing foundational cracks in valuable insights and helped us create new programs and society. The economic hit has disproportionately impacted people resources to support them—including a strong focus on mental who can afford it least, underscoring gaps in social infrastructure health. and education. These factors have contributed to mounting unrest Through my frequent client outreach, I heard first-hand how and division and revealed ugly truths about the pervasiveness of devastating this past year has been for so many families, systemic racism. businesses and young people. The sudden loss of loved ones. The As with any crisis, leadership at all levels was tested and loss of jobs and small businesses. Missing out on the valuable collaboration was critical. I saw business and civic leaders work experiences of a normal school year. The dreams, plans and hard alongside all levels of government to protect the health and work of so many have been undermined by the global pandemic. safety of essential workers and citizens; support and advocate Throughout this time, RBC actively supported our clients. We for programs and policy to mitigate the impacts of the crisis; and advised millions of personal and commercial clients and made implement relief measures designed to help see us through available billions of dollars of financial relief, including deferrals, to to recovery. protect their livelihoods. We rolled out government relief programs While each country’s response to these challenges differed, at unprecedented speed. New and additional credit facilities were governments provided significant short-term support for also made available for corporate and institutional clients to help individuals, and to a varying degree, businesses and communities. them manage through the volatility. The pandemic presented other Central banks injected significant liquidity into the global unexpected challenges. Many clients were at risk of being stranded economy, drawing upon learnings from the global financial crisis. abroad as border closures and travel bans took effect. Our Amidst this challenging environment, RBC’s strength was never Insurance business helped thousands of clients get their families more evident. Guided by our Purpose to help clients thrive and home safely. I was proud to see our efforts stand out in a year when communities prosper, the bank led with a heightened sense of it counted most. Among the big five Canadian banks, J.D. Power focus on delivering long-term value for our employees, clients, ranked RBC highest in retail customer satisfaction. communities, and shareholders. 4 Royal Bank of Canada Annual Report 2020

In the communities where we live and work, many vulnerable citizens were at risk and we quickly stepped in to help. RBC made significant donations to COVID-19 relief—committing over $11 million towards food security, mental health programs and pandemic preparedness and response. This was part of $142 million in donations and investments that RBC directed throughout 2020 to local community organizations and causes, including our key focus areas of youth, the environment, the arts, and diversity and inclusion. The heart and soul of our communities are the small businesses that keep our main streets vibrant. Most were not prepared for the disruption brought on by the pandemic, particularly the sudden shift to digital and online commerce. We witnessed an economic shift to strong global brands and technology platforms, leaving many small business behind. So RBC stepped up, and partnered with government, chambers of commerce, and other leading brands to create a national movement to support small and local businesses through Canada United™. The program helped generate over $1 billion in purchases and raised additional funding to help accommodate re-opening guidelines and e-commerce capabilities. RBC entered the crisis from a position of strength and the size, scale and liquidity of our balance sheet coupled with the earnings power of our diversified business model enabled us to continue supporting our clients, employees and communities, while also delivering for our shareholders. In response to the significant economic shocks and market volatility resulting from the pandemic, we took measures to further strengthen and protect our balance sheet. During 2020, we increased total provisions for potential future credit losses by $2.5 billion, maintained a strong liquidity coverage ratio—145% at Q4, and increased the capital buffers by nearly $6 billion to close the year with a robust CET1 ratio of 12.5%. The sudden decline in interest rates had a material negative impact on our net interest income. Some of this impact was offset by very strong growth in client volumes across most of our businesses and careful management of expenses. Notwithstanding the increase in reserves and revenue pressure, RBC generated earnings of $11.4 billion and an ROE of 14.2%. We delivered $6 billion in dividends to our common shareholders and outperformed our global peer group in terms of Total Shareholder Return over three- and five-year periods. Looking ahead, we expect pandemic-related stresses and a low interest rate environment will continue to present headwinds and shape the banking landscape and outlook. The path ahead—continuously transforming to create more value The uncertainty of the scale and duration of the pandemic is one of the most difficult challenges ahead, straining individual, business and government financial resources. So too are the mental health challenges of isolation, prolonged remote work, school closures and the pressure on working parents. But what I know for certain is that RBC has the strength and resilience to manage a range of near-term scenarios as well as fulfill our longer-term vision to transform our bank for the future. In many ways, the pandemic has accelerated us toward a future we have long anticipated and prepared for, as our clients seek out new ways to bank and be served. As we move forward, we will continue to leverage the size and strength of our balance sheet to support our clients. Our ‘bionic’ blend of great people and technology will remain a key success factor, creating differentiated offerings and solutions that attract new clients and deepen existing relationships. We will continue to prioritize a disciplined focus on expense management to remain financially and strategically flexible. And we will always align our actions with our Purpose to create meaningful value for clients in the following four ways: • Advice and Insights—RBC will provide insights, solutions and services that help our clients understand the world around them and feel confident about the choices they make. A great example is MyAdvisor® — our online financial planning platform that enables our clients to receive insights and counsel in real time. Since launch, more than two million plans have been developed using this innovation. • Convenience and Time—Our clients will be empowered to shape their own banking experiences. We will continue to simplify and digitize their interactions with us—saving time, and adding convenience and meaningful value for them. Artificial Intelligence (AI)-based solutions like NOMI® deliver personalized services tailored to individual banking needs. NOMI Find & Save®, for instance, has helped clients save an average of more than $300 per month. In our growing U.S. franchises, we have seen positive uptake in our digital offerings. This includes a 38% increase of mobile users at City National Bank, and a growth of over 160,000 mobile visits in U.S. Wealth Management, compared to last year. • Giving our Clients More—For the past 20 years, we have invested in making RBC Rewards® the largest proprietary rewards program in Canada, delivering nearly $1 billion in value to our members in the last year. This broad-based loyalty program includes points, cash-back, discounts, special access, member experience through over 400 partners and brands. We will also continue to offer clients more value through new ‘beyond banking’ services, as well as rewarding them for their relationship with us. Consider the biggest investment most people make: buying a home. RBC Ventures offers solutions at every stage of their home journey—from exploring real estate listings to moving into and maintaining their home. • New Services—Leveraging data and our trusted brand, we will use data analytics and digital platforms to understand and meet clients’ needs, and deliver new and differentiated solutions. Our Capital Markets AI-based electronic trading platform, Aiden™, executes trades based on live market data, and dynamically adjusts to new information and learnings from each of its previous actions. Reimagining our shared future Helping to reimagine our collective future is critical for clients and communities to thrive and prosper. Even as the pandemic continues to challenge society, it has also presented us with opportunities to accelerate the pace of progress or, in some cases, adjust the course we are on. Taking these bold steps now will help advance our journey toward a more inclusive, digital and sustainable age. In doing so, businesses, non-profits and all levels of governments will need to come together with renewed focus to not only lead us out of the recession, but create conditions to help people thrive and communities prosper in a very different world. Royal Bank of Canada Annual Report 2020 5

For RBC, and in my role as CEO, we are leading from the front in four key areas: Building a ‘digital first’ economy: The pandemic has accelerated digital adoption, changing consumer behaviours and how organizations create value. And it has become clear that helping small businesses make the short- and long-term transition to more digitally scaled operations is more important than ever before—keeping this vital sector of our economy viable and vibrant. Advancing a ‘digital first’ economy will require a concerted effort by public and private sectors to invest in our tech sector, networks and talent. In Canada, for instance, we need to encourage more investment capital from abroad, supported by incentive-based tax policies that take advantage of the new supply chains and services that we’ll need in a more digital world. RBC plays many roles in helping build a ‘digital first’ economy. From teaching seniors to bank online and offering solutions that enable businesses to harness smart technology, to advocating and leading the way on the responsible and ethical use of AI. For instance, RBC’s Institute for Research—Borealis AI™—found a majority of businesses surveyed want to exploit powerful AI solutions, butdonot have theresources or expertisetodosoina responsible way. That’s why Borealis AI™ introduced a new online hub that brings open source research code, tutorials, academic research and lectures to the AI community, helping to make ethical AI available to all. Preparing a new generation for a bolder future: The pandemic has also accelerated the move from a credentials-based economy to a skills-based one, critical to addressing current skills shortages and building a more inclusive workforce. The workplace demands new and evolving skill sets. This includes the ability to operate in an increasingly hybrid—virtual/physical—world, building relationships, communicating, solving problems, and developing digital services. For RBC, we know it is vital we continue to help young people prepare for the new world of work, and that’s why in 2017 we committed $500 million over 10 years through RBC Future Launch®. But this past year, the crisis required us to move with even greater urgency and pivot our support for youth at a time when they needed it most. Participation in networking events and skills development programs continued through newly created virtual programs, and in some cases, reached even wider audiences living in rural and remote areas, as well as on reserves. We also hosted our first national virtual gathering of industry experts, young professionals and top athletes to share their advice with Canadian youth. And finally, notwithstanding the challenges of the pandemic, it was important to keep our promise of meaningful, paid work experiences to more than 1,400 summer students, despite the challenges of working in a virtual environment. Building a more inclusive and prosperous society: The pandemic cast even greater light on the inequities and systemic racism that hold so many people back from living a life that others take for granted. We cannot create a truly prosperous future without the full participation of all citizens. That means replacing obstacles with opportunities, encouraging engagement, speaking up, and creating room for people to realize their full potential. Diversity and inclusion has been a cornerstone of RBC’s values for many years. In 2020, for the second consecutive year, RBC ranked in the top 10 globally on Refinitiv’s Top 100 Company Diversity & Inclusion. And while we have made progress against some of our goals, thereismoretobedonetoacceleratechange. This year,I 6 Royal Bank of Canada Annual Report 2020 spent even more time listening to people inside and outside the bank, including conversations with BIPOC leaders at RBC and a virtual roundtable of Indigenous leaders that focused on setting up future generations for success. In these and other discussions, hard questions were asked about racism that we, as a society, could not see, or worse, chose not to see for far too long. Today, I feel an even greater sense of urgency—and responsibility—to harness RBC’s values and convictions to drive change within the bank and in society more broadly. That means building on existing commitments to foster social and economic mobility, such as our long-standing efforts to support Indigenous economies, peoples and communities. RBC took another important step forward with the introduction of $100 million in small business loans over five years to Black entrepreneurs and a target to accelerate the growth of our BIPOC executive representation. Building a more sustainable world: Many people worry the pandemic may shift priorities away from tackling one of the most pressing issues of our age—climate change. I believe the financial system needs to be leading efforts to support clean economic growth and the transition to a low-carbon economy. That includes an aspiration to help the world meet its energy needs and move to increasingly cleaner fuel sources. RBC’s climate strategy is focused on working with our clients and communities, using our capital as a force for positive change. Our $100 billion sustainable finance commitment by 2025 is balanced with investments we are making in our energy and natural resource clients. This enables them to continue investing in innovation to reduce emissions and remain leaders on the global stage. In 2020, RBC was the first Canadian bank to sign a long-term renewable energy power purchase agreement. The agreement will support the construction of two solar farms in Alberta, which are anticipated to create 300 new jobs and inject $70 million into the provincial economy. We also made the decision not to provide direct funding for any project or transaction that involves exploration or development in the Arctic National Wildlife Refuge, the largest national wildlife refuge in the United States. RBC was the first Canadian bank to make this commitment. In moments of need come our moments of truth This year will be remembered through history as one filled with unimaginable obstacles. It can also be remembered for what we did with these challenges—and what we can build in the years ahead. I am proud of the meaningful difference RBC made for those we serve. As we look forward, we will continue to use the power of our Purpose and strength of our franchise to help create a shared and sustainable future. It’s a role we embrace. Our momentum is driven by the incredible contributions of our employees and invaluable counsel of our Board. I want to express my thanks and gratitude for all they do. Dave McKay President and Chief Executive Officer

Message from Katie Taylor The global pandemic has made perfectly clear what matters most in life: our health, safety and financial security. No organization understands that better than RBC. Throughout the crisis, the bank remained ever present on the front lines, playing an essentialroleinthe lives of thoseweserve.RBC respondedto the evolving needs of our employees, advised clients and made available billions of dollars of financial relief, as well as anticipated and mobilized resources to protect and promote the viability and vibrancy of local communities. Leadership always matters. But it is during times of crisis when it becomes the defining difference for an organization and its stakeholders. That is why the honour bestowed upon Dave McKay by The Globe and Mail was especially meaningful in 2020. Earning the Corporate Citizen of the Year recognition speaks to why RBC exists: to help clients thrive and communities prosper. More than ever, robust communication between the Board and management has been vital in enabling the Board to provide sound oversight and pivot quickly to support management during the global pandemic. The crisis highlighted the need for the Board to continue to ensure the bank has the right strategy, risk management and talent to stay true to its Purpose and pursue its strategic objectives. It is a central tenet to our role as stewards of the bank, exercising independent judgment in overseeing management and safeguarding the interests of shareholders. To this end, enterprise and business segment strategy are discussed at each Board meeting and at its annual offsite session, which was held virtually in 2020. The Board challenges management on how best to leverage RBC’s strong capital position and create value by investing in organic growth and exploring strategic acquisitions. Promoting strong risk conduct and embedding a risk management culture throughout RBC are key priorities. This includes careful assessment that management’s plans appropriately balance strategic opportunities with risk discipline to ensure long-term shareholder value. The global pandemic presented an unprecedented opportunity to test and ultimately confirm the soundness of the bank’s operational resilience and risk processes. RBC’s ability to migrate over 80% of its employees to remote work locations in a matter of weeks—and continue serving clients even with unprecedented activity levels—reinforced our confidence and showcased the cohesion between the bank’s business continuity plans and risk management practices. The Board was also actively engaged in surveying the bank’s operating environment and ensured its leaders were well prepared to address issues impacting the reputation of our business and ability to operate. In 2020, it has been especially important to reach out and listen to our clients and be empathetic when dealing with financial hardship. An organization’s strategy can only achieve its desired outcomes when the right people are in place to lead and execute on it. The Board actively assesses senior management and reviews development plans for key executives in an effort to ensure the long-term success of the bank. The selection, appointment and developmentofthe CEOand theGroup Executiveisakeyfocus,as is the need to ensure our executive compensation programs align with performance, retain top talent and motivate the bank’s senior leaders to bring our vision, values and strategy to life. In 2020, the Board also provided oversight of new initiatives to further enhance the diversity of the bank’s executive team, which includes efforts to ensure that enhanced staffing targets for women and those who identify as Black, Indigenous or People of Colour are detailed and measureable to deliver desired outcomes. Last year, the strength of RBC’s financial position and balance sheet enabled the bank to manage through significant headwinds and continue to build the bank for the future. Indeed, when combined with the bank’s prudent risk management, diversified business mix and proven ability to generate organic earnings, the Board remains confident in RBC’s growth strategy. Challenges will persist in the new year. Yet, as 2020 demonstrated, RBC has the strength to adapt and will remain focused on delivering for clients, employees, communities, and shareholders. What’s more, we will continue to shape the future in ways that serve the best interests of all our stakeholders. That is a defining trait of who we are and a competitive advantage of what we do. Your Board will continue to provide management with sound guidance and oversight and foster robust communication with management. The appointments of Cynthia Devine and Maryann Turcke to the Board add to our existing strength, and provide a unique set of experiences and insights to RBC. On behalf of the Board, I want to express my ongoing confidence in and gratitude to Dave McKay, the executive leadership team and the entire RBC team for being present and purposeful in everything they do. Our clients, employees and communities are better for it. Kathleen Taylor Chair of the Board Royal Bank of Canada Annual Report 2020 7

Reimagining our shared future Helping clients thrive The trust and confidence our clients place in us speak to the value we create and how we go about achieving results. Over the past year, we reached even higher in honouring that trust by leveraging our scale, talent and insights to support our clients and help them navigate this unprecedented time. Stranded travellers find their way Checking in to offer comfort and support home with RBC’s support When I discovered some of my elderly clients were alone and Earlier this year, my wife and I took a trip to Spain. Towards the unable to leave their homes to shop for food during the end of our holiday, we found ourselves urgently trying to get pandemic, I knew I had to help. back to Canada—borders were closing, flights were cancelled and countries were going into lockdown in an effort to quell the I picked up groceries, put together care packages, made loaves spread of COVID-19. of homemade bread and dropped everything off at their doorsteps. That gave me a chance to chat briefly with them from It’s hard to describe the anxiety we experienced as we worried a safe distance to see how they were coping. we would not find a way home. That’s when I decided to call RBC, knowing that my Preferred Visa card carried travel insurance. This wasn’t just about helping clients—it was about having a Hours after speaking with RBC Insurance representative Jing, she human touch and supporting other people when they needed had re-booked and pre-paid our tickets so that my wife and I it most. could return home in a couple of days. Jing and the entire Travel Even with day-to-day banking and investing becoming more Claims team went above and beyond, assuring our loyalty as digital, I found other ways to be there for them. Face-to-face lifelong clients. meetings were replaced with online chats to help set up email We are truly grateful to be home safely, and it was RBC Insurance accounts, transfer funds and pay bills. Our team’s clients had my that got us here. cellphone number and knew they could reach me anytime they needed my support. Eric and Molly Scott Stephanie Demestihas Montreal, Quebec RBC PH&N Investment Counsel, Private Client Associate Toronto, Ontario Our Travel Advisors responded to 288% more calls at the 15% more Wealth Management Canada advisors took height of the pandemic(1) to help clients like Eric and Molly advantage of Advisor’s Virtual Assistant (AVA™)—an RBC app in their time of need. to stay connected with their clients online(2). Loan relief to save a family’s house I’m a single mom of seven kids (three with special needs) and a full-time nurse in 194,000+ clients Oliver, a small town in British Columbia. have benefitted from our residential Earlier this year, I lost my job due to the pandemic. I would not have been able to mortgage deferral feed my kids, keep a roof over our heads or have a vehicle on the road if RBC had program. not deferred my mortgage. Not only did the bank provide me with a six-month deferral, but my advisor also followed up by phone to check in and see how we were doing. That personal touch meant a lot. Now that I’m back to work, I can continue paying my bills without having to worry about my credit. Michelle Larose Oliver, British Columbia Years ago, RBC gave me and my family a mortgage, and, with it, the opportunity to own a home. I have never defaulted or missed a payment, and I’m so appreciative of what they’ve done to make a difficult year much easier for us. (1) YoY comparison in the number of travel insurance calls received during March 2020 vs. March 2019 (2) YoY increase from April 2019 to April 2020 8 Royal Bank of Canada Annual Report 2020

Creating more value through our tech and data strategy We’ve combined our trusted brand, differentiated technology platform and ability to leverage data to unlock extraordinary insights that will help our clients bring their greatest ambitions to life. Artificial intelligence (AI) that delivers tangible results Almost all of the world’s data has been created in the last few In 2020 we launched Aiden™, an AI-based electronic trading years(1). This growing reservoir provides our traders with reams of actionable insights. But only if we can separate the signal from platform. Aiden™ tackles one of the biggest challenges in the field of AI today—applying deep reinforcement learning in a the noise. constantly changing environment like equities trading. Aiden™ RBC’s AI-based trading platform goes further by explaining is designed to navigate the challenges of fluid and dynamic outcomes, so we can continuously monitor and elevate our own market conditions in real-time, without the need for ™ continuous re-coding like traditional trading algorithms. performance. Aiden also adapts to our feedback and market experiences while reducing manual intervention. That delivers savings in time and money. It also enables our trading team to increase the value they add to the investment process for the Data-driven insights benefit of our clients. We use innovative platforms such as Aiden™ to augment our trading desk, and it’s a key to helping us sustain a Small business clients received nearly 85,000 offers from competitive advantage. RBC Insight Edge™—a digital solution that provides real-time That said, our relationship with RBC goes deeper than technology market insights to help clients grow their businesses. platforms. Together, we are aligned in harnessing big data and AI to 490 million+ insights evolve with an ever-changing marketplace and, in turn, we’re read by clients through NOMI® Insights, delivering desired results for our respective clients. helping them stay on top of their finances Marc Wyatt 1.5 million+ budgets set Head of Global Trading, T. Rowe Price through NOMI® Budgets since launch in April 2019 $349 saved on average per month for our clients through NOMI Find & Save® 3.8 million+ questions answered through Ask NOMI—a text– and voice-based chatbot on RBC’s banking app launched in March 2020 Value beyond banking Creating an ecosystem for ethical AI 2 million+ clients have personalized plans through MyAdvisor®—an online service Borealis AI™ developed RESPECT AI™, a new online hub that brings that helps clients create digital, dynamic plans to reach their open source research code, academic research, tutorials and financial goals(2). lectures to the AI community, enabling developers to build more trusted services and products. The program consists of publicly 25,000+ entrepreneurs chose Ownr™ by RBC Ventures as the digital tool to register or incorporate their available scientific research and research code, as well as training material and thought leadership to help make ethical and business(3). And with the acquisition of Founded Technologies this responsible AI available to all. year, Ownr™ became a leading platform for entrepreneurs to start and manage their business in Canada. Building a secure cloud RBC and Borealis AI™ invested in an innovative AI private cloud platform in partnership with Red Hat and NVIDIA. This new platform significantly accelerates our ability to develop AI models, driving efficiency and leading to faster, more innovative solutions for our clients. (1) U.S. Chamber of Commerce Foundation (2) Number of plans activated since the launch of MyAdvisor® in 2017 (3) Cumulative figure since the launch of Ownr™ in November 2017 Royal Bank of Canada Annual Report 2020 9

Reimagining our shared future Transforming the employee experience Our success comes from the over 86,000 employees who bring our vision, values and strategy to life. We’ve built a highly-engaged team, and our people are empowered to learn, innovate, grow, and pivot. This was exemplified in how we mobilized to meet the needs of our clients in 2020. Switching roles to rise to the challenge Before the pandemic changed our lives in March, I was working in our head office in Toronto, managing distribution for our Term Investments and Savings products. If I was to describe a typical week back then, I was focused on ensuring RBC clients knew about the services and products we have available to assist them, and supporting our advisors. As the spread of COVID-19 accelerated, “typical” went out the window. Like so many people across RBC, I looked for an opportunity to step up and help our clients and my colleagues. In my case, this meant moving from my head office role to one with RBC Direct Investing – our online brokerage – responding to the growing volume of clients looking for new accounts. Wherever we work in the bank, we know how crucial RBC is to our clients and our communities. The global pandemic, and the extraordinary changes that came with it, meant that for the many RBCers who changed roles to help serve the increased needs of our clients, we had to hit the ground running. This was made possible by so many people, whether it was our colleagues who trained us or the IT team members who helped us move seamlessly from working at our offices to working from home. Everyone truly came together to support our clients and each other. The past several months gave me the opportunity to see the impact that my colleagues and I can have firsthand. It’s been a true testament to how focused we are on helping clients, The Technology & Operations team and how we’re thinking and working differently to do just that, responded quickly to the new working environment especially during these very challenging times. created by COVID-19 Sara Kassim Director, Control Design & Remediation > Over 80% employees moved to work from remote locations in the early stages of the COVID-19 pandemic Canadian Banking Operations, Toronto, Ontario Strong support for our employees’ health, safety and well-being > Continued to pay eligible employees unable to work due to COVID-19 > Up to 20 days paid leave for employees unable to work from home to manage personal needs > Special compensation program of $50/day for eligible employees working onsite during the crisis(1) > $400 stipend towards equipment to enhance home workspace comfort and productivity for eligible employees > Enhanced digital capabilities and resources to support client interactions, enable virtual collaboration and employee wellness (1) Program implemented from April to June 2020 10 Royal Bank of Canada Annual Report 2020

Driving diversity and inclusion Diversity and inclusion is more than one of our core values—it’s an engine for growth, innovation and prosperity. We know our workplaces and communities are stronger when everyone feels respected and empowered, and we’re committed to driving meaningful change. A watershed moment can drive positive change My mother grew up during the Civil Rights Movement in Birmingham, AL. When she was 14 years old, she marched alongside Dr. Martin Luther King to help dismantle Jim Crow laws. As a child, my mom and I would create elaborate collages for school presentations during Black History Month. She shared candid stories from her childhood and introduced me to inspiring leaders—people who had a sense of justice and a sense of purpose. These leaders came from diverse backgrounds, and each person contributed in different ways in the fight for equality. Childhood memories and my mom’s lessons came back to me earlier this year. Tragic examples of racism triggered feelings that are often buried deep, and became a sobering reminder that there’s This moment in our lives is not a closed chapter in our a long road ahead in the fight for equity. history books. We need to get comfortable with having those What I’ve learned, is that we can harness those feelings of uncomfortable conversations that can help us heal and grow. frustration to drive change. As co-chair of RBC’s U.S. Diversity When we do, we will see that our hopes, dreams and ambitions Leadership Council, I have the pleasure of working with a diverse are interwoven and we all benefit from advancing a culture group of colleagues who are passionate about speaking up for of inclusion. inclusion, redefining inclusive leadership and advocating for Natasha Holiday marginalized communities. Managing Director, Municipal Finance RBC Capital Markets, U.S. D&I/ Highlights > Since 2015, we have increased the percentage of > Announced a series of actions to help tackle women executives from 38%to46%(1) and the systemic racism in our communities, including: percentage of BIPOC executives from 16%to21%(1)(2) • $100-million commitment in small business loans over five years to Black entrepreneurs > Recognized as one of Canada’s Best Diversity • $50-million investment over the next five years Employers by Mediacorp, and named to the through RBC Future Launch® for skills Bloomberg Gender-Equality Index for the fourth development and mentoring programs for year in a row BIPOC youth (1) Represents data for our businesses in Canada governed by the Employment Equity Act (2) Based on employee self-identification Royal Bank of Canada Annual Report 2020 11

Reimagining our shared future Taking action on sustainability We believe capital can be a force for positive change, and we are motivated by the role we play in building a more sustainable future. We are demonstrating this in the communities we serve by supporting clean economic growth and the transition to a low-carbon economy. Making history in renewable power purchasing Renewable energy is now cost competitive with conventional Despite COVID-19 and other market disruptions, this partnership forms of generation. The delivered cost of energy from a solar demonstrates that renewable energy can be cost-competitive in an project is about 15% of what it was 10 years ago. It is a bankable, open market, and that PPAs can facilitate green investment proven technology. But, like other renewables, solar power is still in Alberta. an emerging force in the transition to a much needed low-carbon Together with RBC, we are on the forefront in driving this world. Enabling this transition is about leadership—the tools are at change with the purchase of power from the 39 MW Burdett & our fingertips, but adapting to a new world means changing our Yellow Lake solar project in the province. These solar farms are ways. anticipated to create over 300 new construction jobs and inject That’s why BluEarth Renewables was proud to partner with $70 million into the Alberta economy. Corporate PPAs are a RBC—an organization committed to building a more sustainable significant and important part of the growth in renewables. future—on RBC’s first long-term renewable energy Power Leadership in renewables is about demonstrating that a transition Purchase Agreement (PPA) and one of the largest corporate to a low-carbon world is not only doable, it is cost effective. RBC’s PPAs in Canadian history. partnership with Burdett & Yellow Lake is demonstrating to others, including those who might not have thought it possible, that this transition is actually happening and creating value at the same time. Grant Arnold President & CEO, BluEarth Renewables Sustainability/ Highlights > We set new targets to reduce greenhouse > RBC GAM released its Approach to Climate gas emissions by 70% and source 100% Change, highlighting its membership in Climate of our electricity from renewable and Action 100+ and its commitment to conduct non-emitting sources by 2025 climate scenario analysis on investment portfolios > 124 organizations supported with over Learn more about RBC’s Climate Blueprint $9 million in funding through RBC Tech for available at rbc.com/ Nature—a multi-year commitment by the community-social-impact/ environment/index.html RBC Foundation to accelerate tech-based sustainability solutions 12 Royal Bank of Canada Annual Report 2020

Supporting and inspiring youth COVID-19 compounded the challenges facing young people as they prepare for a dramatically changing workforce, but it also strengthened our resolve to help them chart their path. Through programs like RBC Future Launch®—our 10-year, $500-million commitment to support young people—we’ve reimagined how we can continue providing youth with opportunities to develop skills, network, gain work experience, and access mental health services. RBC Future Launch® Scholarship helps a new Canadian put his dreams in motion Roger Clement came to Canada as a refugee in 2016. “The cost In his home country of Pakistan, Clement graduated with the highest of legal services and settlement had an enormous impact on Cumulative Grade Point Average in his school’s business department my plans to work and study in Canada. Now, these financial while obtaining a Bachelor in Business Sciences, Accounting and constraints have become my core motivation to start a Finance. But when arriving in Canada, he faced two years of financial consultancy service for new immigrants,” Clement obstacles trying to finance his education. says. His chosen learning opportunity funded with an RBC When asked what kept him motivated, he says, “I was happy to be Future Launch® Scholarship was the Canadian Securities in Canada, and knew help would find me. Now I want to use my Course certification, which will allow him to provide personal experience to pay it forward.” financial advice to newcomers. Since coming to Canada, Clement has completed his Master of Business, Entrepreneurship and Technology from the University of Waterloo, and his Master of Accounting and Finance from the University of Toronto Scarborough. He is currently pursuing his CPA certification, and will write his CFE in 2021. In times of adversity, Clement remained resilient and says, “I want to help people who have been in situations similar to my own.” Clement’s aspirations include starting a financial consultancy service for new immigrants, helping create more prosperous communities. Roger Clement Toronto, Ontario Youth/ Highlights > Learning doesn’t stop during difficult times > 54% of RBC Future Launch® participants RBC Future Launch® at Home moved online, identified as Black, Indigenous or People helping 141,000+ youth access digital of Colour, (BIPOC), 16% higher than the resources and programming Canadian population(1) > 522,000 individuals accessed youth mental well-being programs supported by RBC Future Launch® (1) According to research from Forum Research commissioned by RBC Royal Bank of Canada Annual Report 2020 13

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the fiscal year ended October 31, 2020, compared to the preceding fiscal year. This MD&A should be read in conjunction with our 2020 Annual Consolidated Financial Statements and related notes and is dated December 1, 2020. All amounts are in Canadian dollars, unless otherwise specified, and are based on financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted.

Additional information about us, including our 2020 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website at sedar.com and on the EDGAR section of the United States (U.S.) Securities and Exchange Commission’s (SEC) website at sec.gov.

Information contained in or otherwise accessible through the websites mentioned herein does not form part of this report. All references in this report to websites are inactive textual references and are for your information only.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this 2020 Annual Report, in other filings with Canadian regulators or the SEC, in other reports to shareholders, and in other communications. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, the Economic, market, and regulatory review and outlook for Canadian, U.S., European and global economies, the regulatory environment in which we operate, the Strategic priorities and Outlook sections for each of our business segments, the risk environment including our credit risk, liquidity and funding risk, and the potential continued impacts of the coronavirus (COVID-19) pandemic on our business operations, financial results, condition and objectives and on the global economy and financial market conditions and includes our President and Chief Executive Officer’s statements. The forward-looking information contained in this document is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, operational, regulatory compliance (which could lead to us being subject to various legal and regulatory proceedings, the potential outcome of which could include regulatory restrictions, penalties and fines), strategic, reputation, legal and regulatory environment, competitive and systemic risks and other risks discussed in the risk sections and Significant developments: COVID-19 section of this 2020 Annual Report including business and economic conditions, information technology and cyber risks, Canadian housing and household indebtedness, geopolitical uncertainty, privacy, data and third-party related risks, regulatory changes, environmental and social risk (including climate change), and digital disruption and innovation, culture and conduct, the business and economic conditions in the geographic regions in which we operate, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency, environmental and social risk, and the emergence of widespread health emergencies or public health crises such as pandemics and epidemics, including the COVID-19 pandemic and its impact on the global economy and financial market conditions and our business operations, and financial results, condition and objectives.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward-looking statements contained in this 2020 Annual Report are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook headings. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the risk sections and Significant developments: COVID-19 section of this 2020 Annual Report.

14             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

Overview and outlook

Selected financial and other highlights				Table 1
(Millions of Canadian dollars, except per share, number of and percentage amounts) (1)	2020	2019	2020 vs. 2019 Increase (decrease)
Total revenue	$47,181	$46,002	$1,179	2.6%
Provision for credit losses (PCL)	4,351	1,864	2,487	133.4%
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	3,683	4,085	(402)	(9.8)%
Non-interest expense	24,758	24,139	619	2.6%
Income before income taxes	14,389	15,914	(1,525)	(9.6)%
Net income	$11,437	$12,871	$(1,434)	(11.1)%
Segments – net income
Personal & Commercial Banking	$5,087	$6,402	$(1,315)	(20.5)%
Wealth Management	2,155	2,550	(395)	(15.5)%
Insurance	831	806	25	3.1%
Investor & Treasury Services	536	475	61	12.8%
Capital Markets	2,776	2,666	110	4.1%
Corporate Support	52	(28)	80	n.m.
Net income	$11,437	$12,871	$(1,434)	(11.1)%
Selected information
Earnings per share (EPS) – basic	$7.84	$8.78	$(0.94)	(10.7)%
– diluted	7.82	8.75	(0.93)	(10.6)%
Return on common equity (ROE) (2), (3)	14.2%	16.8%	n.m.	(260) bps
Average common equity (2)	$78,800	$75,000	$3,800	5.1%
Net interest margin (NIM) – on average earning assets, net	1.55%	1.61%	n.m.	(6) bps
PCL on loans as a % of average net loans and acceptances	0.63%	0.31%	n.m.	32 bps
PCL on performing loans as a % of average net loans and acceptances	0.39%	0.04%	n.m.	35 bps
PCL on impaired loans as a % of average net loans and acceptances	0.24%	0.27%	n.m.	(3) bps
Gross impaired loans (GIL) as a % of loans and acceptances	0.47%	0.46%	n.m.	1 bps
Liquidity coverage ratio (LCR) (4)	145%	127%	n.m.	1800 bps
Capital ratios and Leverage ratio
Common Equity Tier 1 (CET1) ratio	12.5%	12.1%	n.m.	40 bps
Tier 1 capital ratio	13.5%	13.2%	n.m.	30 bps
Total capital ratio	15.5%	15.2%	n.m.	30 bps
Leverage ratio	4.8%	4.3%	n.m.	50 bps
Selected balance sheet and other information (5)
Total assets	$1,624,548	$1,428,935	$195,613	13.7%
Securities, net of applicable allowance	275,814	249,004	26,810	10.8%
Loans, net of allowance for loan losses	660,992	618,856	42,136	6.8%
Derivative related assets	113,488	101,560	11,928	11.7%
Deposits	1,011,885	886,005	125,880	14.2%
Common equity	80,719	77,816	2,903	3.7%
Total risk-weighted assets	546,242	512,856	33,386	6.5%
Assets under management (AUM)	843,600	762,300	81,300	10.7%
Assets under administration (AUA) (6)	5,891,200	5,678,000	213,200	3.8%
Common share information
Shares outstanding (000s) – average basic	1,423,915	1,434,779	(10,864)	(0.8)%
– average diluted	1,428,770	1,440,682	(11,912)	(0.8)%
– end of period	1,422,473	1,430,096	(7,623)	(0.5)%
Dividends declared per common share	$4.29	$4.07	$0.22	5.4%
Dividend yield (7)	4.7%	4.1%	n.m.	60 bps
Dividend payout ratio	55%	46%	n.m.	900 bps
Common share price (RY on TSX) (8)	$93.16	$106.24	$(13.08)	(12.3)%
Market capitalization (TSX) (8)	132,518	151,933	(19,415)	(12.8)%
Business information (number of)
Employees (full-time equivalent) (FTE)	83,842	82,801	1,041	1.3%
Bank branches	1,329	1,327	2	0.2%
Automated teller machines (ATMs)	4,557	4,600	(43)	(0.9)%
Period average US$ equivalent of C$1.00 (9)	$0.744	$0.752	$(0.008)	(1.1)%
Period-end US$ equivalent of C$1.00	$0.751	$0.759	$(0.008)	(1.1)%

(1)

Effective November 1, 2019, we adopted IFRS 16 Leases (IFRS 16). Results from periods prior to November 1, 2019 are reported in accordance with IAS 17 Leases (IAS 17) in this 2020 Annual Report. For further details on the impacts of the adoption of IFRS 16 including the description of accounting policies selected, refer to Note 2 of our 2020 Annual Consolidated Financial Statements.

(2)

Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes average common equity used in the calculation of ROE. For further details, refer to the Key performance and non-GAAP measures section.

(3)

These measures may not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions. For further details, refer to the Key performance and non-GAAP measures section.

(4)

LCR is the average for the three months ended for each respective period and is calculated in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI) Liquidity Adequacy Requirements (LAR) guidance as updated in accordance with the regulatory guidance issued in fiscal 2020. For further details, refer to the Liquidity and funding risk section.

(5)	Represents year-end spot balances.
(6)	AUA includes $15.6 billion and $6.7 billion (2019 – $15.5 billion and $8.1 billion) of securitized residential mortgages and credit card loans, respectively.
(7)	Defined as dividends per common share divided by the average of the high and low share price in the relevant period.
(8)	Based on TSX closing market price at period-end.
(9)	Average amounts are calculated using month-end spot rates for the period.
n.m.	not meaningful

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            15

About Royal Bank of Canada

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 86,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank, and one of the largest in the world based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our 17 million clients in Canada, the U.S. and 34 other countries. Learn more at rbc.com.

Our business segments are described below.

Personal & Commercial Banking

Provides a broad suite of financial products and services in Canada, the Caribbean and the U.S. Our commitment to building and maintaining meaningful relationships with our clients is underscored by the breadth of our products, our depth of expertise, and the features of our digital solutions.

Wealth Management

Serves affluent, high net worth (HNW) and ultra-high net worth (UHNW) clients from our offices in key financial centres mainly in Canada, the U.S., the United Kingdom (U.K.), Europe, and Asia. We offer a comprehensive suite of investment, trust, banking, credit and other wealth management solutions. We also provide asset management products to institutional and individual clients through our distribution channels and third-party distributors.

Insurance

Offers a wide range of life, health, home, auto, travel, wealth, annuities, and reinsurance advice and solutions, as well as creditor services and business insurance solutions, to individual, business and group clients.

Investor & Treasury Services	Acts as a specialist provider of asset services, a leader in Canadian cash management and transaction banking services, and a provider of treasury services to institutional clients worldwide.

Capital Markets

Provides expertise in banking, finance and capital markets to corporations, institutional investors, asset managers, governments and central banks around the world. We serve clients from 58 offices in 14 countries across North America, the U.K. & Europe, and Australia, Asia & other regions.

Corporate Support

Corporate Support consists of Technology & Operations, which provides the technological and operational foundation required to effectively deliver products and services to our clients, Functions, which includes our finance, human resources, risk management, internal audit and other functional groups, as well as our Corporate Treasury function.

Vision and strategic goals

Our business strategies and actions are guided by our vision, “To be among the world’s most trusted and successful financial institutions.” Our three strategic goals are:

•	In Canada, to be the undisputed leader in financial services;
•	In the U.S., to be the preferred partner to corporate, institutional and high net worth clients and their businesses; and
•	In select global financial centres, to be a leading financial services partner valued for our expertise.

For our progress in 2020 against our business strategies and strategic goals, refer to the Business segment results section.

Economic, market and regulatory review and outlook – data as at December 1, 2020

The predictions and forecasts in this section are based on information and assumptions from sources we consider reliable. If this information or these assumptions are not accurate, actual economic outcomes may differ materially from the outlook presented in this section.

Economic and market review and outlook

Measures to contain the COVID-19 pandemic have sharply curtailed economic activity in many countries, resulting in unprecedented declines in GDP and a substantial increase in unemployment starting in the spring of 2020. Significant fiscal and monetary policy stimulus has helped to support the partial recovery to date. However, a resurgence of virus spread and associated re-imposition of containment measures to varying degrees in some regions, along with the tapering off of certain elements of fiscal support has raised further uncertainty with regards to the timing and extent of recovery. Despite recent positive trial results, the ongoing evolution of the development and distribution of an effective vaccine also continues to raise uncertainty.

Canada

The Canadian economy is expected to contract by 5.6% in calendar 2020 after the COVID-19 containment measures led to an unprecedented decline in economic activity in the first half of the calendar year. An easing in containment measures allowed for a sharp, but partial, rebound in activity over the summer. However, investment in the oil and gas sector fell sharply with drilling activity continuing to run below year-ago levels in Canada. This, along with activity in the accommodation and food services industries where social distancing remains more challenging, has lagged the broader recovery. The unemployment rate rose to a peak of 13.7% in May 2020 from pre-pandemic levels of under 6% and remained elevated at 8.9% as of October 2020. With the resurgence in the spread of COVID-19 in the latter part of the calendar year, the pace of recovery has slowed and the re-imposition of containment measures to varying degrees in some regions remains a significant risk to the economic outlook. Exceptional government income support has helped to offset lost wage income for households and, until reduced or terminated, will continue to do so with enhanced employment insurance payments and the new Canada Recovery Benefit program. Policy rates have fallen in calendar 2020 to low levels and we expect the Bank of Canada (BoC) will maintain the overnight rate at the

16             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

current low level for an extended period, as well as continue with the existing quantitative easing (QE) programs. Low rates, government support programs and the gradual winding down of measures to combat the spread of COVID-19 are expected to ultimately result in a partial recovery in the economy in 2021.

U.S.

The U.S. economy is expected to contract by 3.6% in calendar 2020. All components of aggregate demand besides government expenditure slumped in the second calendar quarter of 2020 amid widespread COVID-19 pandemic containment measures. Labour market conditions also deteriorated rapidly during the onset of the COVID-19 pandemic, with the unemployment rate hitting a peak of 14.7% in April 2020, markedly higher than February’s pre-pandemic rate of 3.5%. The initial rebound in the economy during the second half of the calendar year has been rapid, but partial, with the unemployment rate still well-above pre-pandemic levels at 6.9% in October 2020. Household spending has been supported by exceptional government income transfers and policy rate cuts. While some federal income support programs expired over the summer, the Federal Reserve (Fed) has committed to maintaining extraordinary policy support until the economic slack is fully absorbed and the labour market has recovered. Moving forward we expect a more gradual recovery, and forecast real GDP will partially retrace the 2020 decline in calendar 2021.

Europe

Euro area GDP is expected to contract by 7.2% in calendar 2020, with divergence in country performance across the trading bloc. Similar to many other central banks, the European Central Bank (ECB) has held interest rates low and announced additional stimulus measures to combat the impact from the COVID-19 pandemic, including expanding its QE programs. The Bank of England (BoE) also responded to the COVID-19 pandemic with lower interest rates and expanding their QE programs. GDP in the U.K. is expected to decline by 11.5% in calendar 2020. A resurgence in the spread of COVID-19 in the fourth calendar quarter 2020, alongside the re-imposition of containment measures to varying degrees in some regions, is expected to limit the pace of recovery both in the U.K. and the Euro area after unprecedented declines over the first half of 2020. Uncertainty about Brexit will further weigh on growth in the U.K. In calendar 2021, GDP growth for both the Euro area and the U.K. is expected to rebound at a relatively modest pace.

Financial markets

Government bond yields remain at historically low levels due to subdued inflation and expectations that monetary policy will remain accommodative for an extended period. Monetary policy stimulus and massive government income support have been supporting equity markets broadly throughout the COVID-19 pandemic, with major indexes posting a full rebound to pre-pandemic levels in August 2020. Recent announcements of positive vaccine trial results have further boosted market sentiment. Oil prices have rebounded somewhat after falling sharply in the spring alongside a price war between Russia and Saudi Arabia and virus containment measures that weighed heavily on demand. We continue to look for a gradual recovery in oil prices in 2021, as demand continues to bounce back.

Regulatory environment

We continue to monitor and prepare for regulatory developments and changes in a manner that seeks to ensure compliance with new requirements, while mitigating adverse business or financial impacts. Such impacts could result from new or amended laws or regulations and the expectations of those who enforce them. A high level summary of the key regulatory changes that have the potential to increase or decrease our costs and the complexity of our operations is included in the Legal and regulatory environment risk section of this 2020 Annual Report. A summary of the additional regulatory changes instituted by governments globally and by OSFI during calendar 2020 in response to the COVID-19 pandemic are included in the Significant developments: COVID-19, Liquidity and funding risk and Capital management sections of this 2020 Annual Report.

For a discussion on risk factors resulting from these and other developments which may affect our business and financial results, refer to the risk sections of this 2020 Annual Report. For further details on our framework and activities to manage risks, refer to the Significant developments: COVID-19, risk and Capital management sections of this 2020 Annual Report.

Defining and measuring success through total shareholder returns

Our focus is to maximize total shareholder returns (TSR) through the achievement of top half performance compared to our global peer group over the medium-term (3-5 years), which we believe reflects a longer-term view of strong and consistent financial performance.

Maximizing TSR is aligned with our three strategic goals discussed earlier and we believe represents the most appropriate measure of shareholder value creation. TSR is a concept used to compare the performance of our common shares over a period of time, reflecting share price appreciation and dividends paid to common shareholders. The absolute size of TSR will vary depending on market conditions, and the bank’s position reflects the market’s perception over a period of time of our overall performance relative to our peers.

Financial performance objectives are used to measure our performance against our medium-term TSR objectives and are used as goals as we execute against our strategic priorities. We review and revise these financial performance objectives as economic, market and regulatory environments change.

The following table provides a summary of our 3-year and 5-year performance against our medium-term financial performance objectives:

Financial performance compared to our medium-term objectives	Table 2

Medium-term objectives (1)	3-year (2)	5-year (2)
Diluted EPS growth of 7% +	1%	3%
ROE of 16% +	16.2%	16.4%
Strong capital ratio (CET1) (3)	12.0%	11.6%
Dividend payout ratio 40% – 50%	49%	48%

(1)	A medium-term (3-5 year) objective is considered to be achieved when the performance goal is met in either a 3- or 5-year period. These objectives assume a normal business environment and our ability to achieve them in a period may be adversely affected by extraordinary developments such as the COVID-19 pandemic and the current low interest rate environment.
(2)	Diluted EPS growth is calculated using a Compound Annual Growth Rate (CAGR). ROE, CET1 and dividend payout ratio are calculated using an average.
(3)	For further details on the CET1 ratio, refer to the Capital Management section.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            17

Our 3-year and 5-year medium-term financial performance objectives will remain unchanged in fiscal 2021.

We compare our TSR to that of a global peer group approved by our Board of Directors (the Board). The global peer group consists of the following 9 financial institutions:

•	Canadian financial institutions: Bank of Montreal, Canadian Imperial Bank of Commerce, Manulife Financial Corporation, National Bank of Canada, The Bank of Nova Scotia, and Toronto-Dominion Bank.
•	U.S. banks: JPMorgan Chase & Co. and Wells Fargo & Company.
•	International banks: Westpac Banking Corporation.

Medium-term objectives – 3- and 5-year TSR vs. peer group average (1)	Table 3

	3-year TSR (2)	5-year TSR (2)
Royal Bank of Canada	1%	9%
	Top half	Top half
Peer group average (excluding RBC)	(6)%	3%

(1)	In fiscal 2020, Power Financial Corporation was removed from the global peer group.
(2)	The 3- and 5-year annualized TSR are calculated based on our common share price appreciation as per the TSX closing market price plus reinvested dividends for the period October 31, 2017 to October 31, 2020 and October 31, 2015 to October 31, 2020.

Common share and dividend information	Table 4

For the year ended October 31	2020	2019	2018	2017	2016
Common share price (RY on TSX) – close, end of period	$93.16	$106.24	$95.92	$100.87	$83.80
Dividends paid per share	4.26	4.00	3.70	3.40	3.20
Increase (decrease) in share price	(12.3)%	10.8%	(4.9)%	20.4%	12.1%
Total shareholder return	(8.4)%	15.2%	(1.0)%	25.0%	16.8%

Significant developments: COVID-19

On March 11, 2020, the World Health Organization declared the outbreak of a strain of novel coronavirus disease, COVID-19, a global pandemic. The breadth and depth of the impact of the COVID-19 pandemic on the global economy and financial markets has continued to evolve with disruptive effects in countries in which we operate and beyond, while also contributing to increased market volatility and changes to the macroeconomic environment. In addition, the COVID-19 pandemic has continued to affect our employees, some of our clients and communities, with resultant impacts on our operations, financial results and present and future risks to our business. For further details on these risks, refer to the Impact of pandemic risk factor and risk sections of this 2020 Annual Report.

Measures to contain the spread of COVID-19, including business closures, social distancing protocols, travel restrictions, school closures, quarantines, and restrictions on gatherings and events, have been and continue to be widespread. Although staged and full reopening plans vary and are fluid across some regions, these measures are continuing to have extensive implications for the global economy, including the pace and magnitude of recovery, as well as on related market functions, unemployment rates, and fiscal and monetary policies. The easing of containment measures and reopening plans have been accompanied by a resurgence in the spread of COVID-19 in some regions, resulting in the re-imposition of restrictions in some cases. All of these factors are contributing to the uncertainty about the timing of a full recovery. Despite recent positive trial results, the ongoing evolution of the development and distribution of an effective vaccine also continues to raise uncertainty. The COVID-19 pandemic, the containment measures and the phased reopening approach taken in several regions could have longer-term effects on economic and commercial activity and consumer behaviour after the COVID-19 pandemic recedes and containment measures are fully lifted. In conjunction with the COVID-19 pandemic containment measures, governments, regulatory bodies, central banks and private organizations around the globe have continued to provide unprecedented relief programs and temporary measures to facilitate the continued operation of the global economy and financial system, all of which are intended to provide support to individuals and businesses. Commencing in the second quarter of 2020, regulatory guidance from the Government of Canada and OSFI were implemented to facilitate the continued strength of the Canadian financial systems, including the expansion of existing facilities, the introduction of new funding programs and capital modifications to support the programs implemented in response to the COVID-19 pandemic. In addition, the BoC, the Fed and other central banks took further steps to stimulate the economy through reductions in benchmark interest rates. Some of these programs remain in place or have continued to be developed in an effort to support the overall economy. Governments and federal agencies have assessed and will continue to assess the need for these programs. Despite these measures and programs, the extent and duration of the impact of COVID-19 continues to be uncertain.

For further details on these measures and their impact on us, refer to Impact of pandemic risk factor and Relief program sections outlined below as well as the risk and Capital management sections of this 2020 Annual Report.

In addition to the broad impacts of the COVID-19 pandemic on our employees, clients, communities and operations, the COVID-19 pandemic has continued to impact financial results across all of our business segments to varying degrees. The impact on our consolidated results has been primarily reflected in higher PCL and changes due to the impact of market volatility, including movements in Other comprehensive income. Results across all of our business segments have also been and continue to be impacted by downstream implications from the changes in the macroeconomic environment, including lower interest rates, modest consumer spending relative to pre-pandemic levels, fluctuations in credit spreads, as well as other impacts including increased client-driven volumes and changes in operating costs. Notwithstanding these challenges, our financial results and condition amid these challenges demonstrate the resilience of our capital and liquidity positions, which have been bolstered by our position of strength at the time of entering this crisis and throughout the year.

18             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

Given the uncertainty of the extent and duration of the COVID-19 pandemic and its impacts on the economy and society as a whole, as well as the timeline of the transition to a fully reopened economy, the future impact on our businesses and our financial results and condition remains uncertain. Despite recent positive trial results, the ongoing evolution of the development and distribution of an effective vaccine also continues to raise uncertainty.

Commencing in the second quarter of 2020, in response to the COVID-19 pandemic, we instituted various measures and programs to protect and support our employees, clients and communities, while also striving to ensure continued customer service to our clients. We have and will continue to review the effectiveness of these measures and programs and adapt them accordingly.

Impact of pandemic risk factor

Pandemics, epidemics or outbreaks of an infectious disease in Canada or worldwide could have an adverse impact on our business, including changes to the way we operate, and on our financial results and condition. The spread of the COVID-19 pandemic, given its severity and scale, continues to adversely affect our business to varying degrees, some of our clients and also continues to pose risks to the global economy. At the onset of the COVID-19 pandemic, governments and regulatory bodies in affected areas imposed a number of measures designed to contain the COVID-19 pandemic, including widespread business closures, social distancing protocols, travel restrictions, school closures, quarantines, and restrictions on gatherings and events. While a number of containment measures have been and continue to be gradually eased or lifted across some regions, additional safety precautions and operating protocols aimed at containing the spread of COVID-19 have been and continue to be instituted. In addition, the emergence of a second wave of the COVID-19 pandemic has led to the the re-imposition of containment measures to varying degrees in some regions. As a result, containment measures continue to impact global economic activity, including the pace and magnitude of recovery as well as contributing to increased market volatility and changes to the macroeconomic environment. As the impacts of the COVID-19 pandemic continue to materialize, the prolonged effects of the disruption have had and continue to have adverse impacts on our business strategies and initiatives, resulting in ongoing effects to our financial results, including the realization of credit, market or operational risk losses.

Governments, monetary authorities, regulators and financial institutions, including us, have taken and continue to take actions in support of the economy and financial system. These actions include fiscal, monetary and other financial measures to increase liquidity, and provide financial aid to individual, small business, commercial and corporate clients. Additionally, regulatory relief measures in support of financial institutions have also been provided. For more information on these programs, refer to the Relief programs, Liquidity and funding risk and Capital management sections.

We are closely monitoring the potential continued effects and impacts of the COVID-19 pandemic, which continues to be a rapidly evolving situation. Uncertainty remains as to the full impacts of the COVID-19 pandemic on the global economy, financial markets, and us, including on our financial results, regulatory capital and liquidity ratios and ability to meet regulatory and other requirements. The ultimate impacts will depend on future developments that are highly uncertain and cannot be predicted, including the scope, severity, duration and additional subsequent waves of the COVID-19 pandemic, as well as the effectiveness of actions and measures taken by government, monetary and regulatory authorities and other third parties. Despite recent positive trial results, the ongoing evolution of the development and distribution of an effective vaccine also continues to raise uncertainty. With respect to client relief programs, we may face challenges, including increased risk of client disputes, litigation, government and regulatory scrutiny as a result of the effects of the COVID-19 pandemic on market and economic conditions and actions government authorities take in response to those conditions. We may also face increased operational and reputational risk and financial losses, including higher credit losses amongst other things, depending on the effectiveness of these client relief programs for our individual, small business, commercial and corporate clients. The effectiveness of these programs will depend on the duration and scale of the COVID-19 pandemic and will differ by region and industry, with varying degrees of benefit to our clients.

The COVID-19 pandemic has and may continue to result in disruptions to some of our clients and the way in which we conduct our business, including the closure of certain branches, prolonged duration of staff working from home, and changes to our operations due to higher volumes of client requests, as well as disruptions to key suppliers of our goods and services. These factors have adversely impacted, and may continue to adversely impact, our business operations and the quality and continuity of service to clients. To date, we have taken proactive measures through our business continuity plans to adapt to the ongoing work from home arrangements, carefully planning the return to premise for some of our employees, and our crisis management teams have increased their efforts to preserve the well-being of our employees and our ability to serve clients. Additionally, various temporary relief programs beyond the available government programs were launched to further support our clients in financial need. For more information on our relief programs, refer to the Relief programs section below.

In addition to the impact that the COVID-19 pandemic has had and continues to have on our business, it may also continue to increase financial stress on some of our clients. This, in conjunction with operational constraints due to the impacts of social distancing, including but not limited to full closures or reduced operating hours, lost sales opportunities and/or increased operating costs, could lead to increased pressure on some of our individual clients as well as on the financial performance on some of our small business, commercial and corporate clients, which could result in higher than expected credit losses for us.

If the COVID-19 pandemic is prolonged, including the possibility of additional subsequent waves, or further diseases emerge that give rise to similar effects, the adverse impact on the economy could deepen and result in further volatility and declines in financial markets. Moreover, it remains uncertain how the macroeconomic environment, and societal and business norms will be impacted following this COVID-19 pandemic. Unexpected developments in financial markets, regulatory environments, or consumer behaviour and confidence may also have adverse impacts on our financial results and condition, business operations and reputation, for a substantial period of time.

In virtually all aspects of our operations, our view of risks is not static as our business activities expose us to a wide variety of risks. Consistent with our Enterprise Risk Management Framework (ERMF), we actively manage our risks to help protect and enable our businesses. Additionally, we continue to evaluate the impacts that the COVID-19 pandemic has had and continues to have on our business, including the impact on our top and emerging risks, operational and reputational risks as well as credit, market and liquidity and funding risks. For further details on our Top and emerging and Operational risks, refer to the risk sections in this 2020 Annual Report.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            19

Relief programs

In response to the COVID-19 pandemic, several government programs have been and continue to be developed to provide financial aid to individuals and businesses, which include wage replacement for individuals, wage subsidies and rent relief for businesses, and lending programs for businesses, which we are administering for our clients. To further support our clients in financial need, various temporary relief programs were launched beyond the available government programs.

RBC relief programs

During the second quarter of 2020, we announced the RBC Client Relief program which aimed to provide immediate and long-term relief for clients impacted by the COVID-19 pandemic. Through this program, we helped our clients by implementing various relief measures, including payment deferrals, reduced credit card charges and refinancing or credit restructuring, fee waivers and temporary limit increases across various retail, small business and commercial products. The RBC Client Relief program for the majority of our commercial and small business clients closed on June 30, 2020 and loan deferrals within the program closed for retail clients on September 30, 2020; clients who were already participating in this program may have payment deferrals or other relief that extends past these dates. As the RBC Client Relief programs gradually come to an end, we have assessed and will continue to assess the needs of each individual client and continue to provide support to clients on a case by case basis.

As at October 31, 2020, more than 51,500 clients (July 31, 2020 – 278,400 clients) globally are benefitting from our payment deferral program, including clients that have continued to make payments, and the following table summarizes the number of loans and their associated gross carrying amounts outstanding.

Table 5

	As at

	October 31 2020		July 31 2020

(Millions of Canadian dollars, except number of loan amounts)	Number of loans	Gross carrying amount of loans outstanding	Number of loans	Gross carrying amount of loans outstanding
Residential mortgages	22,300	$6,829	138,827	$41,270
Personal	16,291	712	74,115	2,592
Credit cards	14,864	172	96,542	1,012
Small business	984	138	8,465	1,134
Wholesale	4,682	2,618	26,592	16,810
Total	59,121	$10,469	344,541	$62,818

For further details, refer to Notes 2 and 5 of our 2020 Annual Consolidated Financial Statements.

Government programs in response to the COVID-19 pandemic

Government of Canada

Commencing in the second quarter of 2020, the Department of Finance Canada announced new programs and revisions to existing programs to help support the functioning of markets and finance businesses while ensuring the financial sector remains sound, well-capitalized and resilient, in light of the impact of the COVID-19 pandemic. To support businesses experiencing cash flow challenges during this unprecedented time, the Canadian Federal government established the following significant programs in which Canadian financial institutions are assisting with financial relief:

•

The Canada Emergency Business Account (CEBA) – Under this program, Canadian banks are able to facilitate interest-free loans of up to $60,000 to existing eligible small business clients as a source of liquidity for immediate operating costs. The loans are funded by the Government of Canada, with the Canadian banks retaining no credit risk. The application deadline for the CEBA program has been extended to December 31, 2020.

•	The Business Credit Availability Program (BCAP) – This program is comprised of the Export Development Canada (EDC) BCAP Guarantee and the Business Development Bank of Canada (BDC) Co-Lending Program.
•

EDC BCAP Guarantee – Under this program, Canadian banks are able to provide existing eligible mid-sized and large business clients, focused on both export oriented and domestic sales-based businesses, with loans of up to $6.25 million to support short-term liquidity needs. These loans must be used for certain operating costs and are 80% guaranteed by the EDC. The application deadline for the EDC BCAP Guarantee program has been extended to June 30, 2021.

•

BDC Co-Lending Program – Under this program, the BDC and Canadian banks jointly provide loans, which are funded based on an 80%/20% split, respectively, to eligible business clients of up to $6.25 million to meet their operational and liquidity needs. The maximum loan varies by the size of the business and may be structured with an interest-only payment obligation for the first year. The application deadline for the BDC Co-Lending program has been extended to June 30, 2021.

•

BDC Mid-Market Financing Program – Under this program, the BDC and Canadian banks provide loans, which are funded based on a 90%/10% split, respectively, to eligible mid-sized business clients ranging between $12.5 million and $60 million to meet their operational and liquidity needs. The application deadline for the BDC Mid-Market Financing program is June 30, 2021.

•

EDC Mid-Market Guarantee and Financing Program – Under this program, Canadian banks are able to provide existing eligible mid-sized and large business clients, focused on both export oriented and domestic sales-based businesses, with loans ranging from $12.5 million to a maximum of $80 million for terms up to 5 years, to support their liquidity needs. These loans must be used for certain operating costs and are 75% guaranteed by the EDC. The application deadline for the EDC Mid-Market Guarantee and Financing Program is June 30, 2021.

As at October 31, 2020, we have facilitated the administration of relief to more than 174,200 clients (July 31, 2020 – 158,100) who have enrolled in these programs, with a corresponding total of $7.1 billion (July 31, 2020 – $6.4 billion), of which $5.7 billion (July 31, 2020 – $4.2 billion) was funded. For further details, refer to Note 6 of our 2020 Annual Consolidated Financial Statements.

20             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

In addition to these significant programs, the Government of Canada and other governing bodies have provided guidance in other areas including but not limited to the extension of regulatory and tax filings, none of which are considered material for us.

U.S. Government

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (CARES) Act was signed into law, which is in addition to other programs that were enacted by the U.S. Federal Government. As part of the CARES Act, the Paycheck Protection Program (PPP) offers small businesses with loans, guaranteed by the U.S. Federal Government, to support the payment of payroll costs, interest on mortgages, rent, and utilities. Through this program, we have provided loans directly to our clients based on their assessment of certain eligibility requirements and failure to meet these requirements will result in recourse actions for the borrower. In some cases, the U.S. Small Business Administration may forgive all or a portion of the loan. On June 5, 2020, the Paycheck Protection Program Flexibility Act of 2020 (Flexibility Act) was signed into law, which amends the CARES Act and is intended to provide additional relief from the original terms of the PPP, including but not limited to, the extension of the period available for support payments from 8 to 24 weeks after PPP loan origination, the extension of the maturity of PPP loans granted from two to five years and the modification of eligibility requirements. Applications for the PPP closed on August 8, 2020. As at October 31, 2020, we have provided $5,776 million (US$4,336 million) of funding to 15,888 clients through these programs. As at July 31, 2020, we provided $5,804 million (US$4,334 million) of funding to 15,533 clients through these programs.

Separately, the U.S. Department of the Treasury provided guidance deferring due dates for various tax returns, other tax filings and tax payments, none of which are considered material for us.

Programs in support of liquidity and funding

Commencing in the second quarter of 2020, governments and federal agencies expanded the eligibility criteria to their existing funding programs and announced new programs to provide further liquidity to banks as well as providing additional sources to access funding with which we can support our clients during this time of uncertainty, including:

•

Existing funding programs – The BoC increased funding available and broadened eligibility requirements for existing term repo facilities and the revised insured mortgage purchase programs through the Canada Mortgage and Housing Corporation (CMHC). These programs also include central banks’ programs in other jurisdictions, such as the BoE’s U.S. dollar swap facility.

•	New funding programs – The BoC added the Banker’s Acceptance Purchase Facility and the Standing Term Liquidity Facility. Additionally, the Fed introduced the Primary Dealer Credit Facility.

Governments and federal agencies have assessed and will continue to assess the need for these programs. Effective October 21, 2020, certain programs, such as the Bankers’ Acceptance Purchase Facility and the revised insured mortgage purchase program through the CMHC were discontinued and the existing term repo facilities will be reduced to pre-pandemic levels over time.

For further details on how we are managing our liquidity and funding profile, refer to the Liquidity and funding risk section of this 2020 Annual Report.

In order to support all of the aforementioned programs, central banks and domestic and global regulators have provided guidance on regulatory capital, liquidity and reporting requirements. For a discussion on these initiatives, refer to the Liquidity and funding risk and Capital management sections of this 2020 Annual Report. We will continue to monitor announcements by us, governments and federal agencies, as applicable.

Financial performance

Overview

2020 vs. 2019

Net income of $11,437 million decreased $1,434 million or 11% from a year ago. Diluted EPS of $7.82 was down $0.93 or 11% and ROE of 14.2% was down 260 bps. Our Common Equity Tier 1 (CET1) ratio was 12.5%, up 40 bps from a year ago.

Our results reflected lower earnings in Personal & Commercial Banking and Wealth Management, partially offset by strong earnings in Capital Markets as well as higher results in Corporate Support, Investor & Treasury Services, and Insurance.

Personal & Commercial Banking earnings decreased mainly due to higher PCL, primarily attributable to the impact of the COVID-19 pandemic on performing loans and lower spreads. The net increase in costs associated with the COVID-19 pandemic, including additional staff-related costs also contributed to the decrease. These factors were partially offset by average volume growth of 10% in Canadian Banking.

Wealth Management results decreased primarily due to a gain in the prior year on the sale of the private debt business of BlueBay, a decline in net interest income and higher staff-related costs. Lower income from sweep deposits also contributed to the decrease. These factors were partially offset by an increase in earnings from higher average fee-based client assets, net of the associated variable compensation.

Capital Markets results were up driven by higher revenue in Global Markets and Corporate and Investment Banking. These factors were partially offset by higher PCL, higher taxes due to an increase in the proportion of earnings from higher tax rate jurisdictions, lower Other revenue mainly reflecting higher residual funding costs, as well as higher compensation on improved results.

Corporate Support net income was $52 million, largely due to asset/liability management activities, partially offset by net unfavourable tax adjustments and residual unallocated costs. Net loss in the prior year was $28 million, largely due to the impact of an unfavourable accounting adjustment, residual unallocated costs and unfavourable tax impacts, partially offset by asset/liability management activities.

Investor & Treasury Services results increased as the prior year included severance and related costs associated with the repositioning of the business. The repositioning of the business combined with the impact of ongoing efficiency initiatives also resulted in lower staff-related costs in the current year. These factors were partially offset by lower client deposit revenue.

Insurance earnings were up, largely due to higher favourable investment-related experience, partially offset by unfavourable annual actuarial assumption updates.

For further details on our business segment results and CET1 ratio, refer to the Business segment results and Capital management sections, respectively.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            21

Impact of foreign currency translation

The following table reflects the estimated impact of foreign currency translation on key income statement items:

Table 6
(Millions of Canadian dollars, except per share amounts)	2020 vs. 2019
Increase (decrease):
Total revenue	$172
PCL	34
Non-interest expense	135
Income taxes	(3)
Net income	6
Impact on EPS
Basic	$0.00
Diluted	0.00

The relevant average exchange rates that impact our business are shown in the following table:

Table 7

(Average foreign currency equivalent of C$1.00) (1)	2020	2019
U.S. dollar	0.744	0.752
British pound	0.579	0.591
Euro	0.658	0.670

(1)	Average amounts are calculated using month-end spot rates for the period.

Total revenue

Table 8

(Millions of Canadian dollars, except percentage amounts)	2020	2019
Interest and dividend income	$34,883	$41,333
Interest expense	14,048	21,584
Net interest income	$20,835	$19,749
NIM	1.55%	1.61%
Insurance premiums, investment and fee income	$5,361	$5,710
Trading revenue	1,239	995
Investment management and custodial fees	6,101	5,748
Mutual fund revenue	3,712	3,628
Securities brokerage commissions	1,439	1,305
Service charges	1,842	1,907
Underwriting and other advisory fees	2,319	1,815
Foreign exchange revenue, other than trading	1,012	986
Card service revenue	969	1,072
Credit fees	1,321	1,269
Net gains on investment securities	90	125
Share of profit in joint ventures and associates	77	76
Other	864	1,617
Non-interest income	$26,346	$26,253
Total revenue	$47,181	$46,002

2020 vs. 2019

Total revenue increased $1,179 million or 3% from last year, largely due to higher net interest income, underwriting and other advisory fees, investment management and custodial fees, and higher trading revenue. The impact of foreign exchange translation also increased total revenue by $172 million. These factors were partially offset by a decrease in other revenue and lower insurance premiums, investment and fee income (Insurance revenue).

Net interest income increased $1,086 million or 5%, primarily driven by volume growth in Canadian Banking and Wealth Management, and higher fixed income and equity trading revenue in Capital Markets. Higher funding and liquidity revenue within our Investor & Treasury Services business also contributed to the increase. These factors were partially offset by the impact of lower interest rates in Personal & Commercial Banking and Wealth Management. The impact associated with higher funding and liquidity revenue within our Investor & Treasury Services business was more than offset by lower related gains on non-trading derivatives in Other revenue.

NIM was down 6 bps compared to last year mainly due to lower spreads in Wealth Management primarily due to the impact of lower interest rates, as well as lower spreads in Canadian Banking primarily due to the impact of lower interest rates and competitive pricing pressures.

Insurance revenue decreased $349 million or 6%, mainly reflecting the change in fair value of investments backing policyholder liabilities, which is largely offset in PBCAE. This was partially offset by business growth primarily in longevity reinsurance and group annuities, both of which are largely offset in PBCAE.

22             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

Trading revenue increased $244 million or 25%, mainly due to higher fixed income trading in Europe, higher commodities trading in Canada, and higher equity trading in the U.S. and Europe. These factors were partially offset by lower equity trading in Canada and lower fixed income trading in the U.S.

Investment management and custodial fees increased $353 million or 6%, largely driven by higher average fee-based client assets reflecting net sales and market appreciation, partially offset by the impact of a favourable accounting adjustment in Canadian Wealth Management in the prior year.

Underwriting and other advisory fees increased $504 million or 28%, mainly due to higher debt and equity origination across most regions.

Other revenue decreased $753 million or 47%, primarily reflecting lower gains on non-trading derivatives in our Investor & Treasury Services business, which were largely offset in Net interest income. A gain on the sale of the private debt business of BlueBay of $151 million in the prior year and lower income from cash sweep deposits, also contributed to the decrease. These factors were partially offset by the favourable impact of economic hedges.

Additional trading Information

Table 9

(Millions of Canadian dollars)	2020	2019
Net interest income	$3,459	$2,266
Non-interest income	1,239	995
Total trading revenue	$4,698	$3,261
Total trading revenue by product
Interest rate and credit	$2,838	$1,664
Equities	1,234	1,037
Foreign exchange and commodities	626	560
Total trading revenue	$4,698	$3,261

2020 vs. 2019

Total trading revenue of $4,698 million, which is comprised of trading-related revenue recorded in Net interest income and Non-interest income, increased $1,437 million or 44% from last year, mainly due to higher fixed income trading across all regions and higher equity trading mainly in the U.S.

Provision for credit losses

2020 vs. 2019

Total PCL increased $2,487 million from the prior year.

PCL on loans increased $2,340 million or 124% from the prior year, reflecting higher provisions primarily in Personal & Commercial Banking, Capital Markets and Wealth Management due to the impact of the COVID-19 pandemic. The PCL on loans ratio increased 32 bps.

For further details on PCL, refer to Credit quality performance in the Credit risk section.

Insurance policyholder benefits, claims and acquisition expense (PBCAE)

2020 vs. 2019

PBCAE of $3,683 million decreased $402 million or 10% from the prior year, mainly reflecting the change in fair value of investments backing policyholder liabilities, which was largely offset in revenue, and higher favourable investment-related experience. These factors were partially offset by business growth, which was largely offset in revenue, and unfavourable annual actuarial assumption updates in the current year, largely related to mortality experience.

Non-interest expense

Table 10

(Millions of Canadian dollars, except percentage amounts)	2020	2019
Salaries	$6,758	$6,600
Variable compensation	6,040	5,706
Benefits and retention compensation	1,994	1,876
Share-based compensation	460	418
Human resources	$15,252	$14,600
Equipment	1,907	1,777
Occupancy	1,660	1,635
Communications	989	1,090
Professional fees	1,330	1,305
Amortization of other intangibles	1,273	1,197
Other	2,347	2,535
Non-interest expense	$24,758	$24,139
Efficiency ratio (1)	52.5%	52.5%
Efficiency ratio adjusted (2)	52.8%	53.6%

(1)	Efficiency ratio is calculated as Non-interest expense divided by Total revenue.
(2)	Measures have been adjusted by excluding the change in fair value of investments backing policyholder liabilities. These are non-GAAP measures. For further details, refer to the Key performance and non-GAAP measures section.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            23

2020 vs. 2019

Non-interest expense increased $619 million or 3%, primarily due to higher variable compensation on increased revenue and higher staff-related costs, including additional compensation for certain employees, primarily those client-facing amidst the COVID-19 pandemic. An increase in technology and related costs, including digital initiatives, the impact of foreign exchange translation and higher other incremental COVID-19 related costs also contributed to the increase. These factors were partially offset by lower discretionary spend, as well as severance and related costs associated with the repositioning our Investor & Treasury Services business in the prior year.

Our efficiency ratio of 52.5% remained unchanged from last year. Excluding the change in fair value of investments backing policyholder liabilities, our efficiency ratio of 52.8% decreased 80 bps from last year.

Efficiency ratio excluding the change in fair value of investments backing policyholder liabilities is a non-GAAP measure. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.

Income and other taxes

Table 11

(Millions of Canadian dollars, except percentage amounts)	2020	2019
Income taxes	$2,952	$3,043
Other taxes
Value added and sales taxes	$496	$519
Payroll taxes	771	738
Capital taxes	52	73
Property taxes	140	139
Insurance premium taxes	29	30
Business taxes	43	55
	$1,531	$1,554
Total income and other taxes	$4,483	$4,597
Income before income taxes	$14,389	$15,914
Effective income tax rate	20.5%	19.1%
Effective total tax rate (1)	28.2%	26.3%

(1)	Total income and other taxes as a percentage of income before income taxes and other taxes.

2020 vs. 2019

Income tax expense decreased $91 million or 3% from last year, primarily due to lower income before income taxes and higher tax exempt income. These factors were partially offset by a decrease in income from lower tax rate jurisdictions in the current year and net favourable tax adjustments in the prior year.

The effective income tax rate of 20.5% increased 140 bps, mainly due to a decrease in income from lower tax rate jurisdictions in the current year and net favourable tax adjustments in the prior year, partially offset by higher tax-exempt income.

Other taxes decreased $23 million or 1% from last year, mainly due to lower value added and sales taxes commensurate with reduced purchase activity, including lower discretionary spending, and lower capital and business taxes. These factors were partially offset by higher payroll taxes driven by higher staff-related costs.

Client assets

Assets under administration

Assets under administration (AUA) are assets administered by us which are beneficially owned by our clients. We provide services that are administrative in nature, including safekeeping, collecting investment income, settling purchase and sale transactions, and record keeping. Underlying investment strategies within AUA are determined by our clients and generally do not impact the administrative fees that we receive. Administrative fees can be impacted by factors such as asset valuation level changes from market movements, types of services administered, transaction volumes, geography and client relationship pricing based on volumes or multiple services.

Our Investor & Treasury Services business is the primary business segment that has AUA with approximately 76% of total AUA, as at October 31, 2020, followed by our Wealth Management and Personal & Commercial Banking businesses with approximately 19% and 5% of total AUA, respectively.

2020 vs. 2019

AUA increased $213 billion or 4% compared to last year, mainly reflecting market appreciation and the impact of foreign exchange translation, partially offset by lower client activity.

24             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

The following table summarizes AUA by geography and asset class:

AUA by geographic mix and asset class	Table 12

(Millions of Canadian dollars)	2020	2019
Canada (1)
Money market	$42,800	$35,300
Fixed income	763,500	752,000
Equity	591,200	652,000
Multi-asset and other	954,800	902,100
Total Canada	$2,352,300	$2,341,400
U.S. (1)
Money market	$40,100	$26,500
Fixed income	107,300	114,500
Equity	195,400	189,600
Multi-asset and other	256,000	226,700
Total U.S.	$598,800	$557,300
Other International (1)
Money market	$40,700	$44,100
Fixed income	375,400	358,200
Equity	837,200	787,900
Multi-asset and other	1,686,800	1,589,100
Total International	$2,940,100	$2,779,300
Total AUA	$5,891,200	$5,678,000

(1)	Geographic information is based on the location from where our clients are serviced.

Assets under management

Assets under management (AUM) are assets managed by us which are beneficially owned by our clients. Management fees are paid by the investment funds and other clients for the investment capabilities of an investment manager and can also cover administrative services. Management fees may be calculated daily, monthly or quarterly as a percentage of the AUM, depending on the distribution channel, product and investment strategies. In general, equity strategies carry a higher fee rate than fixed income or money market strategies. Fees are also impacted by asset mix and relationship pricing for clients using multiple services. Higher risk assets generally produce higher fees, while clients using multiple services can take advantage of synergies which reduce the fees they are charged. Certain funds may have performance fee arrangements where fees are recorded when certain benchmarks or performance targets are achieved. These factors could lead to differences in fees earned by product and therefore net return by asset class may vary despite similar average AUM. Our Wealth Management segment is the primary business segment that has AUM with approximately 99% of total AUM as at October 31, 2020.

2020 vs. 2019

AUM increased $81 billion or 11% compared to last year, mainly reflecting net sales and market appreciation.

The following table presents the change in AUM for the year ended October 31, 2020:

Client assets – AUM	Table 13

	2020					2019
(Millions of Canadian dollars)	Money market	Fixed income	Equity	Multi-asset and other	Total	Total
AUM, beginning balance	$29,900	$206,900	$90,000	$435,500	$762,300	$671,000
Institutional inflows	38,600	49,400	9,900	8,800	106,700	111,000
Institutional outflows	(21,000)	(46,900)	(3,300)	(9,100)	(80,300)	(105,100)
Personal flows, net	1,700	5,300	(700)	25,300	31,600	31,200
Total net flows	$19,300	$7,800	$5,900	$25,000	$58,000	$37,100
Market impact	200	10,400	–	7,300	17,900	60,000
Acquisition/dispositions	–	–	–	700	700	(5,500)
Foreign exchange	(500)	2,500	100	2,600	4,700	(300)
Total market, acquisition/dispositions and foreign exchange impact	$(300)	$12,900	$100	$10,600	$23,300	$54,200
AUM, balance at end of year	$48,900	$227,600	$96,000	$471,100	$843,600	$762,300

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            25

Business segment results

Results by business segments

Table 14

	2020							2019

(Millions of Canadian dollars, except percentage amounts)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (1)	Corporate Support (1)	Total	Total
Net interest income	$12,568	$2,860	$–	$329	$5,135	$(57)	$20,835	$19,749
Non-interest income	5,163	9,360	5,361	1,982	4,749	(269)	26,346	26,253
Total revenue	$17,731	$12,220	$5,361	$2,311	$9,884	$(326)	$47,181	$46,002
PCL	2,891	214	–	6	1,239	1	4,351	1,864
PBCAE	–	–	3,683	–	–	–	3,683	4,085
Non-interest expense	7,946	9,212	592	1,589	5,362	57	24,758	24,139
Income before income taxes	$6,894	$2,794	$1,086	$716	$3,283	$(384)	$14,389	$15,914
Income taxes	1,807	639	255	180	507	(436)	2,952	3,043
Net income	$5,087	$2,155	$831	$536	$2,776	$52	$11,437	$12,871
ROE (2)	21.7%	13.1%	36.1%	15.9%	11.7%	n.m.	14.2%	16.8%
Average assets	$494,600	$119,500	$20,300	$204,300	$755,400	$42,600	$1,636,700	$1,436,200

(1)	Net interest income, Non-interest income, Total revenue, Income before income taxes, and Income taxes are presented in Capital Markets on a taxable equivalent basis (teb). The teb adjustment is eliminated in the Corporate Support segment. For a further discussion, refer to the How we measure and report our business segments section.
(2)	This measure may not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. For further details, refer to the Key performance and non-GAAP measures section.
n.m.	not meaningful

How we measure and report our business segments

Our management reporting framework is intended to measure the performance of each business segment as if it were a stand-alone business and reflects the way that the business segment is managed. This approach is intended to ensure that our business segments’ results include all applicable revenue and expenses associated with the conduct of their business and depicts how management views those results.

Key methodologies

The following outlines the key methodologies and assumptions used in our management reporting framework. These are periodically reviewed by management to ensure they remain valid.

Expense and tax allocation

To ensure that our business segments’ results include expenses associated with the conduct of their business, we allocate costs incurred or services provided by Technology & Operations and Functions, which are directly undertaken or provided on the business segments’ behalf. For other costs not directly attributable to our business segments, including overhead costs and other indirect expenses, we use our management reporting framework for allocating these costs to each business segment in a manner that is intended to reflect the underlying benefits.

Capital attribution

Our management reporting framework also determines the attribution of capital to our business segments in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with the activities of each business segment. The amount of capital assigned to each business segment is referred to as attributed capital. Unattributed capital and associated net charges are reported in Corporate Support. For further information, refer to the Capital management section.

Funds transfer pricing

Funds transfer pricing refers to the pricing of intra-company borrowing or lending for management reporting purposes. We employ a funds transfer pricing process to enable risk-adjusted management reporting of segment results. This process determines the costs and revenue for intra-company borrowing and lending of funds after taking into consideration our interest rate risk and liquidity risk management objectives, as well as applicable regulatory requirements.

Provisions for credit losses

PCL is recorded to recognize estimated credit losses on all financial assets, except for financial assets classified or designated as fair value through profit or loss (FVTPL) and equity securities designated as fair value through other comprehensive income (FVOCI), which are not subject to impairment assessment. For details on our accounting policy on Allowance for credit losses (ACL), refer to Note 2 of our 2020 Annual Consolidated Financial Statements.

PCL is included in the results of each business segment to fully reflect the appropriate expenses related to the conduct of each business segment.

26             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

In addition to the key methodologies described above, the following components of our management reporting framework also impact how our business segments are managed and reported:

•

Wealth Management results include disclosure in U.S. dollars, primarily for U.S. Wealth Management (including City National) as we review and manage the results of this business largely in this currency.

•

Capital Markets results are reported on a teb basis, which grosses up total revenue from certain tax-advantaged sources (Canadian taxable corporate dividends and the U.S. tax credit investment business) to their effective taxable equivalent value with a corresponding offset recorded in the provision for income taxes. We record the elimination of the teb adjustments in Corporate Support. We believe these adjustments are useful and reflect how Capital Markets manages its business, since it enhances the comparability of revenue and related ratios across taxable revenue and our principal tax-advantaged sources of revenue. The use of teb adjustments and measures may not be comparable to similar GAAP measures or similarly adjusted amounts disclosed by other financial institutions.

•

Corporate Support results include all enterprise level activities that are undertaken for the benefit of the organization that are not allocated to our five business segments, such as enterprise funding, securitizations, net charges associated with unattributed capital, and consolidation adjustments, including the elimination of the teb gross-up amounts.

Key performance and non-GAAP measures

Performance measures

Return on common equity

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. We use ROE, at both the consolidated and business segment levels, as a measure of return on total capital invested in our business. Management views the business segment ROE measure as a useful measure for supporting investment and resource allocation decisions because it adjusts for certain items that may affect comparability between business segments and certain competitors.

Our consolidated ROE calculation is based on net income available to common shareholders divided by total average common equity for the period. Business segment ROE calculations are based on net income available to common shareholders divided by average attributed capital for the period. For each segment, average attributed capital includes the capital required to underpin various risks as described in the Capital management section and amounts invested in goodwill and intangibles.

The attribution of capital involves the use of assumptions, judgments and methodologies that are regularly reviewed and revised by management as deemed necessary. Changes to such assumptions, judgments and methodologies can have a material effect on the business segment ROE information that we report. Other companies that disclose information on similar attributions and related return measures may use different assumptions, judgments and methodologies.

Calculation of ROE	Table 15

	2020							2019

(Millions of Canadian dollars, except percentage amounts)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total
Net income available to common shareholders	$5,006	$2,101	$823	$523	$2,698	$13	$ 11,164	$ 12,591
Total average common equity (1), (2)	23,100	16,050	2,300	3,300	23,150	10,900	78,800	75,000
ROE (3)	21.7%	13.1%	36.1%	15.9%	11.7%	n.m.	14.2%	16.8%

(1)	Total average common equity represents rounded figures.
(2)	The amounts for the segments are referred to as attributed capital.
(3)	ROE is based on actual balances of average common equity before rounding.
n.m.	not meaningful

Non-GAAP measures

We believe that certain non-GAAP measures described below are more reflective of our ongoing operating results and provide readers with a better understanding of management’s perspective on our performance. These measures enhance the comparability of our financial performance for the year ended October 31, 2020 with the results from last year. Non-GAAP measures do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The following discussion describes the non-GAAP measures we use in evaluating our operating results.

Efficiency ratio excluding the change in fair value of investments in Insurance

Our efficiency ratio is impacted by the change in fair value of investments backing policyholder liabilities, which is reported in revenue and largely offset in PBCAE.

Consolidated non-GAAP efficiency ratio	Table 16

	2020			2019

		Item excluded			Item excluded

(Millions of Canadian dollars, except percentage amounts)	As reported	Change in fair value of investments backing policyholder liabilities	Adjusted	As reported	Change in fair value of investments backing policyholder liabilities	Adjusted
Total revenue	$47,181	$(277)	$46,904	$46,002	$(987)	$45,015
Non-interest expense	24,758	–	24,758	24,139	–	24,139
Efficiency ratio	52.5%		52.8%	52.5%		53.6%

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            27

Personal & Commercial Banking

Personal & Commercial Banking provides a broad suite of financial products and services to individuals and businesses for their day-to-day banking, investing and financing needs. We are focused on building meaningful relationships with our clients, underscored by our exceptional client experience, the breadth of our products, our depth of expertise, and the features of our digital solutions.

> 14 million	> 7 million	35,964

Number of clients	Active digital users in Canada[1]	Employees

Revenue by business lines

We operate through two businesses – Canadian Banking and Caribbean & U.S. Banking. Canadian Banking serves our home market in Canada, where we maintain top (#1 or #2) rankings in market share for all key retail and business products. We have the largest branch network, the most ATMs and one of the largest mobile sales forces across Canada. In Caribbean & U.S. Banking, we offer a broad range of financial products and services in targeted markets.

In Canada, we compete with other Schedule 1 banks, independent trust companies, foreign banks, credit unions, caisses populaires, and auto financing companies.

In the Caribbean, our competition includes banks, trust companies and investment management companies serving retail and corporate clients, as well as public institutions. In the U.S., we compete primarily with other Canadian banking institutions that have U.S. operations.

2020 Operating environment

›

Earnings in early fiscal 2020 were supported by a favourable operating environment characterized by low unemployment and modest GDP growth, resulting in solid revenue growth and stable credit losses. However, the remainder of the fiscal year saw challenging market conditions stemming from the widespread impact of the COVID-19 pandemic.

›

To support our clients in financial need as a result of the impact of the COVID-19 pandemic, we launched various temporary relief programs for individuals and businesses, including payment deferrals, refinancing and limit increases. We also focused on the safety and well-being of our employees by retrofitting branches with recommended safety measures, as well as providing additional compensation for certain employees.

›

In response to the COVID-19 pandemic, the BoC reduced the benchmark interest rate by 150 basis points. As a result of the low rate environment in 2020, we experienced a significant decline in NIM this fiscal year.

›

Measures to contain the spread of COVID-19 weighed on consumer spending with modest improvement observed across most of our businesses as reopening began and containment measures were eased. Containment measures also severely limited travel activity resulting in a decline in card purchase volumes and foreign exchange revenues.

›	Personal and business deposits saw significant growth through fiscal 2020, from a combination of lower spending and clients preference for the safety of higher cash balances.

›

While housing activity declined amidst the onset of the COVID-19 pandemic and implementation of associated containment measures, it quickly rebounded as these conditions eased, largely reflecting the impact of pent-up demand and the low rate environment. This contributed to strong growth in residential mortgages this fiscal year.

›

In the second fiscal quarter, we saw significant market volatility which weighed on our investment product balances, particularly mutual fund balances. By the third fiscal quarter, mutual fund balances recovered to pre-pandemic levels; however, we continue to observe higher than normal levels of volatility.

›	The credit environment was impacted by the COVID-19 pandemic which led to heightened uncertainty and sustained volatility in the current year, resulting in elevated provisions on performing loans.

›

Client preferences for digital offerings increased due to the impacts of the COVID-19 pandemic. As a result, we continued to prioritize our investment in digital solutions to improve the client experience and deliver personalized advice.

›	The Caribbean experienced challenges in various regions given the evolving impact of the COVID-19 pandemic on the tourism and oil & gas industries.

›	In the U.S., earnings were unfavourably impacted by U.S. Fed rate cuts and severe limitations on cross-border travel, as a result of the COVID-19 pandemic.

[1]	Represents 90-day active clients

28             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

Strategic priorities

OUR STRATEGY	PROGRESS IN 2020	PRIORITIES IN 2021
Transform how we serve our clients

Enhanced access to products and services for clients by introducing Remote Account Open, a fully digitized account opening experience for personal and business clients, and by enabling expedited digital processing of funding to over 170,000 small businesses under CEBA

Provide flexibility by continuing to deliver anytime, anywhere solutions to our clients across all channels, seamlessly integrating mobile and digital services into our clients’ lives

Continue to reimagine our branch network to meet the evolving needs of our clients

Accelerate our growth

Continued to provide personalized advice and valued banking solutions to our clients

Maintained our focus on key high-growth and high-value segments such as retirees, youth, newcomers, business owners, high net worth clients, and healthcare professionals

Continued to further our partnerships, including helping our clients realize over $60 million in fuel savings with Petro Canada, a Suncor business

Introduced Points for Canada, a campaign to stimulate the Canadian economy by encouraging clients to support Canadian brands and to buy local

Launched Canada United, a national movement to support local businesses in our communities and the Canada United Small Business Relief Fund to provide small business grants to cover specific expenses

Remained focused on optimizing the end-to-end approach to mortgages, driving market leading acquisition and retention

Continued to gain commercial market share through industry-specific credit strategies

Developed a partnership with Wello, enabling businesses to offer virtual healthcare support to employees

Focus on engaging key high-growth client segments and enabling our advisors to build new and deeper relationships and achieve industry-leading volume growth

Establish key partnerships to continue to add value for our clients

Rapidly deliver digital solutions to our clients

Continued to deliver leading digital capabilities and functionalities through our award-winning mobile app

First Canadian bank to introduce digital government identity verification solutions using artificial intelligence (AI) technology, providing clients with more secure identity verification, stronger fraud protection and a faster account opening experience

Delivered a re-imagined Direct Investing experience that allows free, real-time streaming quotes and enables clients to trade from our RBC® Mobile app

First to market with the launch of Bulk Request Money, a subscription service to enable businesses to send multiple payment requests at once

Launched Ask NOMITM functionality, a text and voice-based chat bot, which uses AI to answer questions, helps clients navigate the app and simplifies day-to-day financial tasks such as canceling e-transfers, reviewing payment details and understanding spending patterns

Continued to roll out MyAdvisor®, an online advice platform that digitally connects our clients to an advisor, resulting in over 2 million clients activating their personalized investment plans since its launch in 2017

Deliver more personalized insights to improve the client experience while continuing to simplify and digitize everyday banking

Enhance the digital experience for our small business and commercial clients and make it easier for them to transact with us

Innovate to become a more agile and efficient bank

Accelerated investments in programs that simplify, digitize and automate experiences for clients and employees, and enable employees to deliver relevant and expert advice

Continued to invest in the digital enablement of our employees to better serve our clients, in addition to further enhance agile and change capabilities

Invest in new tools and capabilities and proactively seek ways to simplify and streamline internal processes and the client experience
In the Caribbean

Continued transforming the client experience while driving profitability, simplifying operations, and strategically navigating the COVID-19 pandemic and its impact on our clients and employees

Continued to focus on key high-growth segments, including high net worth households as well as commercial and corporate clients

Remain focused on becoming the premier digitally-enabled relationship bank by accelerating revenue growth, transforming the client experience, simplifying our operations, and enabling our employees for success

In the U.S.

Continued strong client growth at the start of the year, with focus on client support and engagement in light of border closures and travel restrictions associated with COVID-19 containment measures

Successfully implemented an enhanced real estate lending platform to improve productivity and offer a more digitally-enabled client experience

Further enhance the U.S. real estate ownership experience for Canadians by expanding advisory services and partnerships

Enhancing small business services to support Canadian businesses needing U.S. payment and collection services

Further digitization of operational processes to improve efficiency, scalability and quality assurance

Developing a modern, digital banking platform to improve client experience and expand deposit gathering capabilities in the U.S.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            29

Outlook

The extent and duration of the impacts of the COVID-19 pandemic on the global economy remains uncertain, including the severity of the ongoing second wave and associated re-imposition of containment measures to varying degrees in some regions. In addition, central banks have signaled the expected continuation of a low interest rate environment for the foreseeable future. This, along with the pressures on consumer spending, GDP and unemployment rates are expected to continue to impact our operating results in fiscal 2021. We will continue to pursue industry-leading volume growth, operational efficiency efforts and channel transformation to achieve our vision of being a digitally-enabled relationship bank.

In the Caribbean, we expect challenging conditions to persist, including the likelihood of reduced travel and tourism as the impact of the COVID-19 pandemic continues to evolve, as well as the impact of a low interest rate environment. We will continue to focus on growth strategies in target markets, improving operational efficiency and adding value for our clients.

For further details on our general economic review and outlook, refer to the Economic, market and regulatory review and outlook section.

Personal & Commercial Banking	Table 17

(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	2020	2019
Net interest income	$12,568	$12,653
Non-interest income	5,163	5,212
Total revenue	17,731	17,865
PCL on performing assets	1,818	109
PCL on impaired assets	1,073	1,339
PCL	2,891	1,448
Non-interest expense	7,946	7,768
Income before income taxes	6,894	8,649
Net income	$5,087	$6,402
Revenue by business
Canadian Banking	$16,838	$16,894
Personal Banking	12,703	12,843
Business Banking	4,135	4,051
Caribbean & U.S. Banking	893	971
Key ratios
ROE	21.7%	27.2%
NIM	2.67%	2.84%
Efficiency ratio	44.8%	43.5%
Operating leverage	(3.1)%	2.4%
Selected balance sheet information
Average total assets	$494,600	$466,200
Average total earning assets, net	470,200	445,200
Average loans and acceptances, net	473,400	447,100
Average deposits	447,300	393,200
Other information
AUA (1), (2)	$292,800	$283,800
Average AUA	287,600	276,100
AUM (2)	5,300	5,000
Number of employees (FTE)	35,964	35,467
Credit information
PCL on impaired loans as a % of average net loans and acceptances	0.23%	0.30%
Other selected information – Canadian Banking
Net income	$5,077	$6,168
NIM	2.64%	2.79%
Efficiency ratio	43.2%	41.8%
Operating leverage	(3.3)%	2.0%

(1)	AUA includes securitized residential mortgages and credit card loans as at October 31, 2020 of $15.6 billion and $6.7 billion, respectively (October 31, 2019 – $15.5 billion and $8.1 billion).
(2)	Represents year-end spot balances.

Financial performance

2020 vs. 2019

Net income decreased $1,315 million or 21% from last year, mainly due to higher PCL, primarily attributable to the impact of the COVID-19 pandemic on performing loans and lower spreads. The net increase in costs associated with the COVID-19 pandemic, including additional staff-related costs also contributed to the decrease. These factors were partially offset by average volume growth of 10% in Canadian Banking.

Total revenue decreased $134 million or 1% from last year, mainly due to lower spreads, largely reflecting the impact of lower interest rates and competitive pricing pressures. Lower card service revenue, mainly driven by a decrease in purchase volumes, also contributed to the decrease. These factors were partially offset by average volume growth in Canadian Banking of 6% in loans and 14% in deposits, and higher securities brokerage commissions.

NIM decreased 17 bps, mainly due to lower interest rates and the impact of competitive pricing pressures.

PCL increased $1,443 million, reflecting higher provisions on performing loans in our Canadian Banking and Caribbean Banking portfolios due to the impact of the COVID-19 pandemic, partially offset by lower provisions on impaired loans in our Canadian Banking portfolios. For further details, refer to Credit quality performance in the Credit risk section.

30             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

Non-interest expense increased $178 million or 2%, primarily attributable to higher staff-related costs, including additional compensation for certain employees, primarily those client-facing amidst the COVID-19 pandemic, as well as an increase in technology and related costs, including digital initiatives. Other incremental COVID-19 related costs also contributed to the increase. These factors were partially offset by lower discretionary spend.

Average loans and acceptances increased $26 billion or 6%, driven by growth in mortgages and business loans.

Average deposits increased $54 billion or 14%, reflecting growth in business and personal deposits.

Business line review

In Canada, we operate through two business lines: Personal Banking and Business Banking.

Personal Banking

Personal Banking offers a full range of products focused on meeting the needs of our individual Canadian clients at every stage of their lives through a wide range of financing and investment products and services. This includes home equity financing, personal lending, chequing and savings accounts, private banking, indirect lending (including auto financing), mutual funds and self-directed brokerage accounts, Guaranteed Investment Certificates (GICs), credit cards, and payment products and solutions.

We rank #1 or #2 in market share for all key Personal Banking products in Canada and our retail banking network is the largest in Canada with 1,201 branches and 4,182 ATMs.

Financial performance

Total revenue decreased $140 million or 1% compared to last year, largely reflecting lower spreads driven by the impact of lower interest rates and competitive pricing pressures, as well as lower card service revenue, mainly driven by a decrease in purchase volumes. Lower service charges and a decline in foreign exchange revenue also contributed to the decrease. These factors were partially offset by average volume growth in residential mortgages and deposits, an increase in securities brokerage commissions, and higher average balances driving higher mutual fund distribution fees.

Average residential mortgages increased 9% compared to last year, largely driven by solid housing activity resulting in strong mortgage originations.

Average deposits increased 12% from last year, largely driven by a combination of lower consumer spending and clients’ preference for the safety of higher cash balances associated with the impacts of the COVID-19 pandemic.

Selected highlights	Table 18

(Millions of Canadian dollars, except number of)	2020	2019
Total revenue	$12,703	$12,843
Other information
Average residential mortgages	$273,200	$249,600
Average other loans and acceptances, net	77,800	79,800
Average deposits	248,100	221,400
Average credit card balances	18,100	19,100
Credit card purchase volumes	118,100	125,800
Branch mutual fund balances (1)	166,000	162,000
Average branch mutual fund balances	163,600	155,300
AUA – Self-directed brokerage (1)	96,400	89,500
Number as at October 31:
Branches	1,201	1,201
ATMs	4,182	4,240

(1)	Represents year-end spot balances.

Business Banking

Business Banking offers a wide range of lending, leasing, deposit, investment, foreign exchange, cash management, auto dealer financing, trade products, and services to small and medium-sized commercial businesses across Canada. With one of the largest teams of relationship managers and specialists in the industry, our commitment to client experience and trusted advice has earned us leading market share in business lending and deposits.

Financial performance

Total revenue increased $84 million or 2% compared to last year, largely reflecting average volume growth and higher credit fees. These factors were partially offset by lower spreads, primarily driven by the impact of lower interest rates, lower service charges and a decrease in foreign exchange revenue.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            31

Average loans and acceptances increased 6%, due to the deepening of our existing client relationships. Average deposits were up 18%, mainly due to our clients maintaining higher cash balances amidst the COVID-19 pandemic.

Selected highlights	Table 19

(Millions of Canadian dollars)	2020	2019
Total revenue	$4,135	$4,051
Other information (average)
Loans and acceptances, net	$94,600	$89,400
Deposits	180,800	153,400

Caribbean & U.S. Banking

Our Caribbean Banking business offers a comprehensive suite of banking products and services, as well as international financing and trade promotion services through extensive branch, ATM, online, and mobile banking networks.

Our U.S. Banking business serves the banking needs of our Canadian retail and small business clients in the U.S. across all 50 states.

Financial performance

Total revenue was down $78 million or 8% from last year, primarily due to lower spreads driven by the impact of lower interest rates, partially offset by average volume growth of 1%.

Average loans and acceptances increased 4% due to mortgage growth in U.S. Banking and average deposits decreased 1%.

Selected highlights	Table 20

(Millions of Canadian dollars, except number of and percentage amounts)	2020	2019
Total revenue	$893	$971
Other information
NIM	3.46%	4.13%
Average loans and acceptances, net	$9,700	$9,300
Average deposits	18,400	18,500
AUA (1)	5,900	6,700
Average AUA	6,400	7,100
AUM (1)	5,200	4,900
Number as at October 31:
Branches	51	52
ATMs	298	287

(1)	Represents year-end spot balances.

32             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

Wealth Management

Wealth Management is a global business serving clients in key financial centres. We serve HNW and UHNW individual and institutional clients with a comprehensive suite of advice-based solutions and strategies to help them achieve their financial goals.

$12.2 billion	> 5,400	> $11 billion

Total revenue	Client-facing advisors	AUA net flows

Assets under Administration (AUA)	Assets under Management (AUM)

Our lines of businesses include Canadian Wealth Management, U.S. Wealth Management (including City National), Global Asset Management (GAM), and International Wealth Management.

•   Canadian Wealth Management is the largest full-service wealth advisory business in Canada, as measured by AUA, serving HNW and UHNW clients

•   U.S. Wealth Management (including City National) also encompasses our private client group (PCG) and clearing and custody (C&C) businesses. PCG is the 7th largest full-service wealth advisory firm in the U.S., as measured by number of advisors, and City National is a premier U.S. private and commercial bank serving HNW, UHNW and commercial clients

•   GAM is the largest retail fund company in Canada as measured by AUM[1], as well as a leading institutional asset manager

•   International Wealth Management serves HNW and UHNW clients, primarily through key financial centres in the U.K., Channel Islands and Asia

2020 Operating environment

›

Earnings in the current fiscal year were unfavourably impacted by U.S. Fed rate cuts in the latter part of calendar 2019, as well as market volatility and further U.S. Fed and other central bank rate cuts in early calendar 2020 associated with the global impacts of the COVID-19 pandemic.

›	To support our clients in financial need as a result of the impacts of the COVID-19 pandemic, we launched temporary relief programs for businesses, including payment deferrals.

›

Despite challenging market conditions, our core businesses remained strong with double digit volume growth in City National, strong sales in GAM, as well as net positive flows of fee-generating client assets in our brokerage businesses. These results reflect the resilience of our business driven by the quality of our advice, the breadth of our solutions and clients’ trust in our brand.

›

Margin compression, continued expansion of digital and data capabilities, increasing regulatory scrutiny, shifting demographics, and heightened competition continued to be structural trends challenging the wealth management industry.

›

Continued investments in our people and technology enabled us to manage through the market volatility and economic uncertainty while also providing uninterrupted services to our clients throughout the COVID-19 pandemic. Leveraging our investment in technology also supported the safety and well-being of our employees by enabling them to work effectively in a virtual setting.

›

The credit environment was impacted by the COVID-19 pandemic which led to heightened uncertainty and sustained volatility in the current fiscal year, resulting in elevated provisions on performing loans.

[1]	Source: Investment Funds Institute of Canada, September 30, 2020, reported on a quarterly basis.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            33

Strategic priorities

OUR STRATEGY	PROGRESS IN 2020	PRIORITIES IN 2021
In Canada, be the premier service provider for HNW and UHNW clients

Extended our position as industry leader in our full-service private wealth business

Maintained our focus on holistic wealth planning, including advisor training on intergenerational and business wealth transfer

Continued to focus on offering RBC® Premier Banking to deepen banking relationships with Wealth Management clients

Enhanced our digital and data capabilities to drive increased client satisfaction and advisor productivity, including the launch of eSign functionality for new or existing accounts

Continue to retain and attract top-performing and new advisors to strengthen our talent advantage

Deliver a differentiated client experience through enriched advisor-client interactions and compelling digital experiences

Broaden and deepen client relationships by leveraging combined strengths across our other business segments

Continue to invest in digitized solutions to streamline and simplify the business, improving efficiency and advisor productivity

In the U.S., become the leading private and commercial bank and wealth manager in our key markets

Invested in key areas needed to grow our U.S. Wealth Management business, including substantial talent recruitment and solid execution on our technology transformation

City National continued to focus on our core high-growth banking businesses, opened new locations in priority markets including the New York and D.C. areas, further extended within the entertainment ecosystem, expanded our digital capabilities, and invested in productivity and efficiency programs

Continue to deliver an exceptional client experience for targeted HNW, UHNW, middle market, and business banking segments

Leverage the combined strengths within U.S. Wealth Management (including City National) and Capital Markets with a view to further accelerate growth in the U.S.

Emphasize growth in our affluent and HNW banking solutions

Further build out digital capabilities to improve client experience and drive operational efficiencies

In select global financial centres, become the most trusted regional private bank

Enhanced our distribution capabilities by leveraging our global strengths, while delivering an exceptional client experience

Focused on delivering a differentiated client experience by leveraging our global capabilities

Focus on growing market share in target markets

Continue to leverage our global strengths to better serve clients

Continue to deliver an exceptional client experience

Continue to increase business effectiveness and talent capabilities

In asset management, be a leading, diversified asset manager focused on global institutional and North American retail clients

Maintained #1 market share in Canadian mutual fund AUM

RBC® iShares strategic alliance maintained #1 market share in Canadian ETFs and continued to accelerate sales growth

Published our GAM-wide Approach to Climate Change, which included implementing climate scenario analysis across our portfolios and joining the Climate Action 100+ initiative

Continue to expand our investment capabilities to meet evolving client needs in our target distribution regions

Shift to a more unified asset management operating model to take better advantage of enterprise and GAM global scale, resources and infrastructure

Outlook

The extent and duration of the impact of the COVID-19 pandemic on the global economy remains uncertain, including the severity of the ongoing second wave and associated re-imposition of containment measures to varying degrees in some regions. Central banks have also signaled the expected continuation of a low interest rate environment.

We believe our diversified businesses are well-positioned to endure through the period of recovery from the impacts of the COVID-19 pandemic. Our strategy remains unchanged as we continue to focus on delivering an unmatched client experience through holistic goals-based advice, attracting and retaining top-performing advisors, and collaborating across the enterprise to bring our full breadth of capabilities to our clients. We will continue to leverage our brand, reputation and solid financial position to grow our leading position in Canada and increase our market share of the HNW and UHNW client segments globally. In addition, the rapid shift to work from home arrangements due to the COVID-19 pandemic has reinforced the importance of digitization, requiring a continued investment in digital capabilities to improve client and advisor experiences and drive operational efficiencies.

For further details on our general economic review and outlook, refer to the Economic, market and regulatory review and outlook section.

34             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

Wealth Management	Table 21

(Millions of Canadian dollars, except number of, percentage amounts and as otherwise noted)	2020	2019
Net interest income	$2,860	$2,993
Non-interest income	9,360	9,150
Total revenue	12,220	12,143
PCL on performing assets	157	37
PCL on impaired assets	57	80
PCL	214	117
Non-interest expense	9,212	8,813
Income before income taxes	2,794	3,213
Net income	$2,155	$2,550
Revenue by business
Canadian Wealth Management	$3,319	$3,294
U.S. Wealth Management (including City National)	6,206	6,112
U.S. Wealth Management (including City National) (US$ millions)	4,624	4,601
Global Asset Management	2,308	2,361
International Wealth Management	387	376
Key ratios
ROE	13.1%	17.4%
NIM	2.79%	3.55%
Pre-tax margin (1)	22.9%	26.5%
Selected balance sheet information
Average total assets	$119,500	$98,500
Average total earning assets, net	102,600	84,400
Average loans and acceptances, net	76,700	63,600
Average deposits	122,000	95,800
Other information
AUA (2), (3)	$1,100,000	$1,062,200
AUM (2)	836,400	755,700
Average AUA	1,082,000	1,027,400
Average AUM	801,500	717,500
PCL on impaired loans as a % of average net loans and acceptances	0.07%	0.13%
Number of employees (FTE)	18,978	18,613
Number of advisors (4)	5,428	5,296

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items
(Millions of Canadian dollars, except percentage amounts)	2020 vs. 2019
Increase (decrease):
Total revenue	$73
PCL	5
Non-interest expense	62
Net income	6
Percentage change in average U.S. dollar equivalent of C$1.00	(1)%
Percentage change in average British pound equivalent of C$1.00	(2)%
Percentage change in average Euro equivalent of C$1.00	(2)%

(1)	Pre-tax margin is defined as Income before income taxes divided by Total revenue.
(2)	Represents year-end spot balances.
(3)	In addition to Canadian Wealth Management, U.S. Wealth Management (including City National), and International Wealth Management, AUA includes $6,100 million (2019: $6,000 million) related to GAM.
(4)	Represents client-facing advisors across all our wealth management businesses.

Client assets – AUA	Table 22

(Millions of Canadian dollars)	2020	2019
AUA, beginning balance	$1,062,200	$970,500
Asset inflows	356,800	315,500
Asset outflows	(345,400)	(293,400)
Total net flows	$11,400	$22,100
Market impact	17,500	72,100
Acquisitions/dispositions	–	(2,200)
Foreign exchange	8,900	(300)
Total market, acquisition/dispositions and foreign exchange impact	$26,400	$69,600
AUA, balance at end of year	$1,100,000	$1,062,200

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            35

Client assets – AUM	Table 23

	2020					2019
(Millions of Canadian dollars)	Money market	Fixed income	Equity	Multi-asset and other	Total	Total
AUM, beginning balance	$29,900	$204,800	$89,900	$431,100	$755,700	$664,900
Institutional inflows	38,600	49,400	9,900	8,800	106,700	111,000
Institutional outflows	(21,000)	(46,900)	(3,300)	(9,100)	(80,300)	(105,100)
Personal flows, net	1,600	5,300	(800)	25,200	31,300	31,000
Total net flows	$19,200	$7,800	$5,800	$24,900	$57,700	$36,900
Market impact	200	10,300	–	7,200	17,700	59,700
Acquisition/dispositions	–	–	–	700	700	(5,500)
Foreign exchange	(500)	2,500	100	2,500	4,600	(300)
Total market, acquisition/dispositions and foreign exchange impact	$(300)	$12,800	$100	$10,400	$23,000	$53,900
AUM, balance at end of year	$48,800	$225,400	$95,800	$466,400	$836,400	$755,700

AUA by geographic mix and asset class	Table 24

(Millions of Canadian dollars)	2020	2019
Canada (1)
Money market	$25,900	$23,200
Fixed income	32,000	36,300
Equity	68,800	90,500
Multi-asset and other	288,800	255,800
Total Canada	$415,500	$405,800

U.S. (1)
Money market	$39,700	$26,100
Fixed income	107,300	114,500
Equity	195,400	189,600
Multi-asset and other	241,400	213,100
Total U.S.	$583,800	$543,300

Other International (1)
Money market	$17,400	$17,700
Fixed income	10,100	13,500
Equity	38,800	39,500
Multi-asset and other	34,400	42,400
Total International	$100,700	$113,100
Total AUA	$1,100,000	$1,062,200

(1)	Geographic information is based on the location from where our clients are served.

Financial performance

2020 vs. 2019

Net income decreased $395 million or 15% from a year ago, primarily due to a gain in the prior year on the sale of the private debt business of BlueBay, a decline in net interest income and higher staff-related costs. Lower income from sweep deposits also contributed to the decrease. These factors were partially offset by an increase in earnings from higher average fee-based client assets, net of the associated variable compensation.

Total revenue increased $77 million or 1%, largely due to average loan growth of 21% and higher average fee-based client assets, primarily reflecting net sales and market appreciation. Higher transactional revenue driven by client activity and the impact of foreign exchange translation also contributed to the increase. These factors were partially offset by the impact of lower interest rates on net interest income and income from sweep deposits. The prior year also included a gain on the sale of the private debt business of BlueBay of $151 million and the impact of a favourable accounting adjustment in Canadian Wealth Management.

PCL increased $97 million, or 83%, primarily in U.S. Wealth Management (including City National), largely reflecting higher provisions on performing loans due to the impact of the COVID-19 pandemic. For further details, refer to Credit quality performance in the Credit risk section.

Non-interest expense increased $399 million or 5%, primarily due to higher variable compensation commensurate with increased commissionable revenue and higher staff-related costs in support of business growth. Higher technology and related costs, as well as the impact of foreign exchange translation also contributed to the increase.

AUA increased $38 billion or 4%, primarily due to market appreciation and net sales. The impact of foreign currency translation also contributed to the increase.

AUM increased $81 billion or 11%, primarily due to net sales and market appreciation.

36             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

Business line review

Canadian Wealth Management

Canadian Wealth Management includes our full-service Canadian wealth advisory business, which is the largest in Canada as measured by AUA, with over 1,850 investment advisors providing comprehensive financial solutions with a focus on HNW and UHNW clients. Additionally, we provide discretionary investment management and estate and trust services to our clients through over 100 investment counsellors and over 100 trust professionals across Canada.

We compete with domestic banks and trust companies, investment counselling firms, bank-owned full-service brokerages and boutique brokerages, mutual fund companies, and global private banks. In Canada, bank-owned wealth managers continue to be the major players.

Financial performance

Revenue increased $25 million or 1% from a year ago, mainly due to higher average fee-based client assets, primarily reflecting net sales and market appreciation. This was partially offset by lower interest rates resulting in a decline in net interest income, and the impact in the prior year of a favourable accounting adjustment.

Selected highlights	Table 25

(Millions of Canadian dollars)	2020	2019
Total revenue	$3,319	$3,294
Other information
Average loans and acceptances, net	$3,900	$3,700
Average deposits	21,900	17,100
AUA (1)	416,700	407,000
AUM (1)	125,700	116,700
Average AUA	410,300	391,100
Average AUM	121,600	109,400

(1)	Represents year-end spot balances.

U.S. Wealth Management (including City National)

U.S. Wealth Management (including City National) also encompasses PCG and our C&C businesses. PCG is the 7th largest full-service wealth advisory firm in the U.S., as measured by number of advisors, with over 2,000 financial advisors. Our C&C business delivers clearing and execution services for small to mid-sized independent broker-dealers and registered investment advisor firms. City National provides comprehensive financial solutions to affluent individuals, entrepreneurs, professionals, their businesses, and their families, and provides a premier banking and financial experience through a high-touch service model, proactive advice and financial solutions. City National offers a broad range of lending, deposit, cash management, equipment financing, wealth management, and other products and services. In the U.S., we operate in a fragmented and highly competitive industry. Our competitors include other broker-dealers, commercial banks and other financial institutions that service HNW and UHNW individuals, entrepreneurs and their businesses.

Financial performance

Revenue increased $94 million or 2% from a year ago. In U.S. dollars, revenue increased $23 million, largely due to average loan growth of 22% and higher average fee-based client assets, mainly reflecting net sales and market appreciation. Higher transactional revenue driven by client activity also contributed to the increase. These factors were partially offset by the impact of lower interest rates on net interest income and income from sweep deposits.

Lower spreads, primarily driven by the impact of lower interest rates, resulted in NIM compression of 72 bps compared to the prior year.

Selected highlights	Table 26

(Millions of Canadian dollars, except as otherwise noted)	2020	2019
Total revenue	$6,206	$6,112
Other information (Millions of U.S. dollars)
Total revenue	$4,624	$4,601
NIM	2.65%	3.37%
Average earning assets, net	$68,900	$56,100
Average loans, guarantees and letters of credit, net	51,600	42,400
Average deposits	64,700	50,200
AUA (1)	438,200	412,600
AUM (1)	137,300	123,700
Average AUA	424,600	393,900
Average AUM	130,200	112,800

(1)	Represents year-end spot balances.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            37

Global Asset Management

GAM provides global investment management services and solutions for individual and institutional investors in Canada, the U.K., the U.S., Europe, and Asia. We provide a broad range of investment management services through mutual, pooled and private funds, fee-based accounts, and separately managed portfolios. We distribute our investment solutions through a broad network of bank branches, our self-directed and full-service wealth advisory businesses, independent third-party advisors and private banks, and directly to individual clients. We also provide investment solutions directly to institutional clients, including pension plans, insurance companies, corporations, and endowments and foundations.

We are the largest retail fund company in Canada measured by AUM, as well as a leading institutional asset manager. We face competition in Canada from banks, insurance companies and asset management organizations. The Canadian fund management industry is large and mature, but remains a relatively fragmented industry.

In the U.S., our asset management business offers investment management solutions and services, primarily to institutional investors, and competes with independent asset management firms, as well as those that are part of national and international banks and insurance companies.

Internationally, through our global capabilities of BlueBay and RBC Global Asset Management®, we offer investment management solutions for institutions and, through private banks including RBC Wealth Management®, to HNW and UHNW investors. We face competition from asset managers that are owned by international banks, as well as national and regional asset managers in the geographies where we serve clients.

Financial performance

Revenue decreased $53 million or 2% from a year ago, mainly due to a gain in the prior year on the sale of the private debt business of BlueBay of $151 million, partially offset by higher average fee-based client assets reflecting market appreciation and net sales.

Selected highlights	Table 27

(Millions of Canadian dollars)	2020	2019
Total revenue	$2,308	$2,361
Other information
Canadian net long-term mutual fund sales (1)	$7,710	$8,263
Canadian net money market mutual fund sales (redemptions) (1)	1,323	552
AUM (2)	518,500	467,200
Average AUM	496,000	449,700

(1)	As reported to the Investment Funds Institute of Canada. Includes all prospectus-based mutual funds across our Canadian GAM businesses.
(2)	Represents year-end spot balances.

International Wealth Management

International Wealth Management includes operations in the U.K., Channel Islands and Asia. We provide customized and integrated trust, banking, credit, and investment solutions to HNW, UHNW and corporate clients in key financial centres. Competitors to our International Wealth Management business include global wealth managers, traditional offshore private banks and domestic wealth managers.

Financial performance

Revenue increased $11 million or 3% from a year ago, primarily due to higher client transactional activity, the impact of foreign exchange translation and higher fee-based revenue. These factors were partially offset by a decline in net interest income, mainly driven by the impact of lower interest rates.

Selected highlights	Table 28

(Millions of Canadian dollars)	2020	2019
Total revenue	$387	$376
Other information
Average loans, guarantees and letters of credit, net	$4,400	$4,400
Average deposits	13,000	11,900
AUA (1)	93,400	105,900
AUM (1)	9,200	8,800
Average AUA	95,500	106,700
Average AUM	9,000	8,600

(1)	Represents year-end spot balances.

38             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

Insurance

RBC Insurance® offers a wide range of life, health, home, auto, travel, wealth, annuities, and reinsurance advice and solutions, as well as creditor services and business insurance solutions, to individual, business and group clients.

$5.4 billion	> 5 million	2,772

Total revenue	Number of clients	Employees

Premiums and Deposits

RBC Insurance® is among the largest Canadian bank-owned insurance organizations and operates under two business lines: Canadian Insurance and International Insurance.

In Canada, we offer life, health, travel, home, and auto insurance products, wealth accumulation solutions, annuities, advice, and services through a wide variety of channels: advice centres, RBC Insurance® stores, mobile advisors, digital, mobile and social platforms, independent brokers, and travel partners.

Outside Canada, we operate globally in the reinsurance and retrocession markets offering life, disability and longevity reinsurance products.

2020 Operating environment

›

The COVID-19 pandemic impacted all of our lines of business to varying degrees. We focused on taking care of our clients by offering client relief programs to help alleviate day-to-day financial pressures, providing trusted support throughout the COVID-19 pandemic and assisting many of our travel insurance clients by facilitating timely travel-related support and claims processing. We also focused on the safety and well-being of our employees by fully enabling them with the tools and technology to continue providing trusted advice in a virtual setting.

›

During fiscal 2020, the COVID-19 pandemic amplified and accelerated ongoing challenges within the insurance industry, such as changing client preferences and behaviours, increased regulatory requirements and oversight, the need for more digital interactions, and increased need for information and advice. To address these challenges we focused on strengthening our client first culture, investing in new ways for clients to do business with us, enhancing access and convenience, accelerating our efforts around digitization, and delivering increased value to clients beyond our products and pricing.

›

In Canada, provincial and federal regulators have maintained their focus on fair treatment of customers as well as insurer solvency throughout the COVID-19 pandemic. As a result, we continued to evolve our robust frameworks, controls and risk culture to protect clients and meet the expectations of both federal and provincial regulators.

›

In the U.K., companies continued to actively manage longevity risk to preserve capital and to mitigate the volatility of pension costs. As a result, the longevity reinsurance market remained highly competitive in the current fiscal year. However, we continued to achieve strong growth in this market, within our risk tolerance.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            39

Strategic priorities

OUR STRATEGY	PROGRESS IN 2020	PRIORITIES IN 2021
Deepen client relationships

Launched our Thank-you to Essential Workers campaign across Canada, offering premium savings on select individual disability policies for a limited time

Enhanced the suite of mental health solutions for our group clients, including therapist assisted online cognitive behavioural therapy and mental health training webinars, which supported our clients and plan members with challenges they may be facing as a result of the COVID-19 pandemic

Introduced new products to the RBC® Guaranteed Investment Funds portfolio, providing greater choice for our clients

Enhanced Group Health & Dental benefits for certain group clients to include a Modular Flex option that offers choice to plan members based on personal circumstances and needs

Continue to be an innovative, client-focused provider of a full suite of insurance solutions for mass underserved, mass affluent and high net worth clients
Simplify.Agile.Innovate

Launched our online Insurance platform, delivering our clients self-serve capabilities for all of their insurance needs in one central and secure location

Continued to innovate by investing in research and development to understand and meet changing needs and expectations of underinsured Canadians

Simplify and innovate by accelerating our investments in digital initiatives, improving quality and cost effectiveness
Improve distribution effectiveness and efficiency

Enhanced electronic applications that simplified overall user-experience, and reduced time to purchase, making it easier to do business with us

Continued to improve automated underwriting processes for Life insurance to reduce wait times for clients and simplify the application process

Introduced new digital tools which enable clients to receive enhanced advice as well as simplify the purchase and management of their creditor insurance

Continue to improve our distribution effectiveness and efficiency by enhancing both our proprietary and third-party channels, and focusing on the delivery of technology and operational solutions
Pursue select international opportunities to grow our reinsurance business

Achieved very strong growth in our longevity reinsurance business, largely due to our relationships within the U.K. insurance and reinsurance market, as well as our longevity operations and underwriting expertise

Pursue niche opportunities in mortality and longevity markets to grow our reinsurance business within our risk tolerance

Outlook

The insurance industry is expected to continue experiencing change in the coming fiscal year driven by the ongoing impacts of the COVID-19 pandemic, including changing client expectations, accelerated digital disruption and distribution innovation. Government and regulatory pressures are also expected to continue into fiscal 2021. As consumers focus more attention on overall health and well-being, we will continue to deliver services and create industry partnerships to assist our clients. In this rapidly evolving industry and economic environment, we will seek to maintain our strength through investments in technology, product and service innovation, efficient distribution channels, and a strong risk culture. We will also continue to re-define how we advise our clients and seek to provide them peace of mind. We believe that delivering on our business strategy will allow us to continue to thrive in this changing environment.

For further details on our general economic review and outlook, refer to the Economic, market and regulatory review and outlook section.

40             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

Insurance	Table 29

(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	2020	2019
Non-interest income
Net earned premiums	$4,267	$3,984
Investment Income, gains/(losses) on assets supporting insurance policyholder liabilities (1)	938	1,569
Fee income	156	157
Total revenue	5,361	5,710
Insurance policyholder benefits and claims (1)	3,384	3,749
Insurance policyholder acquisition expense	299	336
Non-interest expense	592	606
Income before income taxes	1,086	1,019
Net income	$831	$806
Revenue by business
Canadian Insurance	$2,974	$3,643
International Insurance	2,387	2,067
Key ratios
ROE	36.1%	39.6%
Selected balance sheet information
Average total assets	$20,300	$17,600
Other information
Premiums and deposits (2)	$4,950	$4,604
Canadian Insurance	2,493	2,415
International Insurance	2,457	2,189
Insurance claims and policy benefit liabilities	12,215	11,401
Fair value changes on investments backing policyholder liabilities (1)	277	987
Number of employees (FTE)	2,772	2,927

(1)	Includes unrealized gains and losses on investments backing policyholder liabilities attributable to fluctuation of assets designated as FVTPL. The investments which support actuarial liabilities are predominantly fixed income assets designated as FVTPL. Consequently, changes in the fair values of these assets are recorded in Insurance premiums, investment and fee income in the Consolidated Statements of Income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in PBCAE.
(2)	Premiums and deposits include premiums on risk-based insurance and annuity products, and individual and group segregated fund deposits, consistent with insurance industry practices.

Financial performance

2020 vs. 2019

Net income increased $25 million or 3%, largely due to higher favourable investment-related experience, partially offset by unfavourable annual actuarial assumption updates.

Total revenue decreased $349 million or 6%, mainly reflecting the change in fair value of investments backing policyholder liabilities, which is largely offset in PBCAE as indicated below. This was partially offset by business growth primarily in longevity reinsurance and group annuities, both of which are largely offset in PBCAE as indicated below.

PBCAE decreased $402 million or 10%, mainly reflecting the change in fair value of investments backing policyholder liabilities, and higher favourable investment-related experience. These factors were partially offset by business growth, and unfavourable annual actuarial assumption updates in the current year, largely related to mortality experience.

Non-interest expense decreased $14 million or 2%, largely reflecting reduced costs associated with efficiencies driven by technology investments, partially offset by increased costs in support of business growth.

Business line review

Canadian Insurance

We offer life, health, travel, home, and auto insurance products (in partnership agreement with Aviva Canada), wealth accumulation solutions, and payout annuities to individual, group, HNW, and business clients across Canada. Our life and health portfolio includes universal life, term life, critical illness, disability, and group benefits such as long term disability, and health and dental. Our travel products include out-of-province/country medical coverage, and trip cancellation and interruption insurance.

Our group annuities business helps defined benefit pension plan sponsors better manage and control risk. RBC Insurance has a set of strategies and initiatives with a goal to build our momentum and position us for growth in a product line where companies are increasingly looking to transfer the risks associated with their pension obligations to insurance companies – either through group annuity contract or longevity swap products.

In Canada, the majority of our competitors specialize in life and health or property and casualty products. As a multi-line carrier, we hold a leading market position in disability insurance products and growing presence in wealth solutions.

Financial performance

Total revenue decreased $669 million or 18% from last year, mainly due to the change in fair value of investments backing policyholder liabilities, partially offset by higher group annuity sales, both of which are which are largely offset in PBCAE.

Premiums and deposits increased $78 million or 3%, mainly due individual life product and group annuity sales, partially offset by a reduction in travel products.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            41

Selected highlights	Table 30

(Millions of Canadian dollars)	2020	2019
Total revenue	$2,974	$3,643
Other information
Premiums and deposits
Life and health	$1,397	$1,328
Property and casualty	98	131
Annuity and segregated fund deposits	998	956
Fair value changes on investments backing policyholder liabilities	351	1,099

International Insurance

International Insurance is primarily comprised of our reinsurance businesses which insure risks of other insurance and reinsurance companies. We offer life, disability and longevity reinsurance products.

The global reinsurance market is competitive and reflects significant market share in the U.S., U.K, and Europe being held by a small number of reinsurers.

Financial performance

Total revenue increased $320 million or 15% from last year, mainly due to business growth, primarily in longevity reinsurance.

Premiums and deposits increased $268 million or 12%, reflecting growth in longevity reinsurance.

Selected highlights	Table 31

(Millions of Canadian dollars)	2020	2019
Total revenue	$2,387	$2,067
Other information
Premiums and deposits
Life and health	$1,144	$1,254
Property and casualty	–	(1)
Annuity	1,313	936
Fair value changes on investments backing policyholder liabilities	(74)	(112)

Investor & Treasury Services

Investor & Treasury Services is a specialist provider of asset services, a leader in Canadian cash management and transaction banking services, and a provider of treasury services to institutional clients worldwide.

$4.5 trillion	15.9%	$63 billion

Assets under administration	Return on equity	Average client deposits

Revenue by Geography

We deliver asset, transaction banking, treasury, and other services to safeguard client assets, maximize liquidity, and manage risk across multiple jurisdictions. We remain focused on providing best-in-class asset services to sophisticated investors. We compete against the world’s largest global custodians in selected countries in North America, Europe, the U.K., and Asia-Pacific.

We deliver digitally-enabled products and services which continue to be enhanced and evolved in line with our clients’ changing needs. We have top-rated global custody, transfer agency, fund accounting and administration services. We are a leading provider of Canadian dollar cash management, correspondent banking and trade finance for financial institutions globally, and we provide short-term funding and liquidity management for the bank.

42             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

2020 Operating environment

›	Our asset services business benefitted from market volatility despite continued market headwinds and a challenging operating environment related to the COVID-19 pandemic.

›

Amidst the impacts of the COVID-19 pandemic on our business, we also focused on the safety and well-being of our employees by providing the support necessary to be able to continue to meet client needs in a virtual setting.

›	Executed on our repositioning initiatives to improve cost structures and drive efficiencies.

›	Effectively managed through a volatile short-term interest rate environment and elevated enterprise liquidity position.

Strategic priorities

OUR STRATEGY	PROGRESS IN 2020	PRIORITIES IN 2021
Be #1 in Canada	Focused on continuing to deepen existing relationships and build our pipeline	Continue to grow income and market share among Canadian asset managers, investment counsellors, pension funds, insurance companies and transaction banking clients
Compete in selected fast growing asset servicing segments and markets

Executed on our repositioning initiatives by exiting non-core, minimal profit, or loss-making operations

Achieved higher Fund Finance sales in Europe driven by strong brand recognition and cross-segment collaboration

Focus on markets and products where we have competitive advantages
Deliver seamless client experiences and employ technology to enable our clients’ success

Leveraged technology and data insights to meet client needs

Evolved our digital offering, improving interactive applications to increase clients’ digital self-service capacity and reduce operational risk

Continue to deliver seamless digital client experiences Continue to invest in technology to enable our clients’ success

Outlook

In fiscal 2021, we expect the global asset services industry will continue to remain challenging. We remain focused on improving operational efficiency as well as continue to deliver on our existing repositioning initiatives. We will aim to scale our business in our chosen markets and segments where we have competitive advantages, leveraging our investment in technology to deliver seamless digital client experiences and enable our clients’ success.

We anticipate revenue headwinds due to the likelihood of a persisting low interest rate environment. In the near term we expect to be challenged by elevated enterprise liquidity levels which we anticipate to decline gradually over time.

For further details on our general economic review and outlook, refer to the Economic, market and regulatory review and outlook section.

Investor & Treasury Services	Table 32

(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	2020	2019

Net interest income	$329	$(44)
Non-interest income	1,982	2,389
Total revenue	2,311	2,345
PCL on performing assets	6	–
PCL on impaired assets	–	–
PCL	6	–
Non-interest expense	1,589	1,725
Income before income taxes	716	620
Net income	$536	$475
Key ratios
ROE	15.9%	13.2%
Selected balance sheet information
Average total assets	$204,300	$146,100
Average deposits	187,900	175,100
Average client deposits	63,000	58,800
Average wholesale funding deposits	124,900	116,300
Other information
AUA (1)	$4,483,500	$4,318,100
Average AUA	4,386,300	4,262,300
Number of employees (FTE)	4,564	4,684

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items
(Millions of Canadian dollars, except percentage amounts)	2020 vs. 2019
Increase (decrease):
Total revenue	$17
PCL	–
Non-interest expense	18
Net income	(1)
Percentage change in average U.S. dollar equivalent of C$1.00	(1)%
Percentage change in average British pound equivalent of C$1.00	(2)%
Percentage change in average Euro equivalent of C$1.00	(2)%

(1)	Represents year-end spot balances.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            43

Financial performance

2020 vs. 2019

Net income increased $61 million or 13% from a year ago, as the prior year included severance and related costs associated with the repositioning of the business. The repositioning of the business combined with the impact of ongoing efficiency initiatives also resulted in lower staff-related costs in the current year. These factors were partially offset by lower client deposit revenue.

Total revenue decreased $34 million or 1%, mainly due to lower client deposit revenue as the growth in client deposit volumes was more than offset by margin compression. Lower funding and liquidity revenue also contributed to the decrease, largely driven by elevated enterprise liquidity, partially offset by higher gains from the disposition of securities and the favourable impact of market volatility and interest rate movements. These factors were partially offset by the impact of foreign exchange translation.

Non-interest expense decreased $136 million or 8% as the prior year included severance and related costs associated with the repositioning of the business. Lower staff-related costs including the benefit from ongoing efficiency initiatives also contributed to the decrease. These factors were partially offset by the impact of foreign exchange translation.

Capital Markets

RBC Capital Markets® is a premier global investment bank providing expertise in banking, finance and capital markets to corporations, institutional investors, asset managers, governments and central banks around the world. Our professionals ensure that clients receive the advice, products, and services their businesses need from 58 offices in 14 countries. Our presence extends across North America, the U.K. & Europe, and Australia, Asia & other regions.

> 15,500	#12	4,027

Number of clients	Global league table rankings[1]	Employees

Revenue by Geography

We operate two main business lines, Corporate and Investment Banking and Global Markets.

In North America, we offer a full suite of products and services which include corporate and investment banking, equity and debt origination and distribution, as well as sales and trading. In Canada, we are a market leader with a strategic presence in all lines of capital markets businesses. In the U.S., we have a full industry sector coverage and investment banking product range and compete with large U.S. and global investment banks as well as smaller regional firms. We have leading capabilities in credit, secured lending, municipal finance, fixed income, currencies & commodities, equities and advisory.

Outside North America, we have a select presence in the U.K. & Europe, Australia, Asia & other markets. In the U.K. & Europe, we offer a diversified set of capabilities in key sectors of expertise such as energy, mining, infrastructure, industrial, consumer, healthcare, technology and financial services. In Australia and Asia, we compete with global and regional investment banks in targeted areas aligned to our global expertise, including fixed income distribution and currencies trading, secured finance and corporate and investment banking.

2020 Operating environment

›

The fiscal 2020 operating environment was characterized by unprecedented levels of market volatility and heightened uncertainty as a result of the COVID-19 pandemic. In the first half of the fiscal year, our repo and interest rate trading businesses capitalized on volatility as a result of the declining rate environment; however, this was partially offset by negative mark-to-market from widening credit spreads and significant market dislocation experienced in equity markets. As market conditions began to improve in the latter half of the fiscal year, we benefitted from narrowing credit spreads and normalization of equity markets in addition to strong client activity. Notwithstanding this, trading volumes remained higher throughout the fiscal year amidst elevated volatility.

›

Global investment banking fee pools were up 14%[1] as debt issuance activity reached record highs during the fiscal year benefitting from various government, regulatory and financial institution stimulus programs, reductions in benchmark interest rates and an increased demand for liquidity. Meanwhile, M&A and loan syndication activity was softer as a number of transactions were put on hold amidst market uncertainty.

›

In addition to supporting our clients during the evolution of the COVID-19 pandemic, we also focused on the safety and well-being of our employees by fully enabling them with the tools and technology to work effectively in a virtual setting while also carefully managing our return-to-premises approach.

›	The credit environment was impacted by the COVID-19 pandemic which led to heightened uncertainty and sustained volatility in the current year, resulting in elevated provisions on performing loans.

[1]	Source: Dealogic, based on global investment bank fees, Fiscal 2020

44             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

Strategic priorities

OUR STRATEGY	PROGRESS IN 2020	PRIORITIES IN 2021
Deepen client relationships as an innovative, trusted partner

Continued to deepen long-term relationships with clients by providing value-added insights aligned with our global capabilities:

•  Acted as joint bookrunner in AT&T’s issuance of $12.5 billion multi-tranche senior unsecured notes. The transaction marks a deepening relationship with a strong focus client

•  Acted as bookrunner and joint lead arranger on $23 billion of financing to back T-Mobile’s acquisition of Sprint

Be recognized by our clients as an innovative, trusted partner with best in class capabilities and expertise

In our Investment Banking business, gain market share across all products by focusing on our top corporate clients and largest private capital firms while continuing to deepen relationships and lead with differentiated content

Lead with ideas, advice, and innovation

Launched Aiden®, an AI-based electronic trading platform as part of our technology innovation initiatives including data strategy, electronification, and AI

Acted as financial advisor to Cenovus Energy on its Strategic Combination with Husky Energy, valuing the combined business at ~$24 billion

Acted as exclusive financial advisor to Kraft Heinz on its agreement to sell its natural cheese business to Groupe Lactalis for $3.2 billion

Provide clients with strategic Advisory & Origination and Client Trading products and services while supporting them using the strength of our lending capabilities

Deliver innovative trading solutions by investing in technology, machine learning and AI

Drive cross platform collaboration and convergence

Continued to focus on deepening client relationships by driving cross-business collaboration across the enterprise

Acted as financial advisor to K+S on the sale of its Americas salt business to Stone Canyon Industries, a transaction value of $3.2 billion demonstrating collaborative effort across our U.S. and European teams

Continue to encourage cross-platform and cross-geography collaboration and convergence across businesses and asset-classes Continue to strengthen our senior coverage teams
Simplify our business and optimize our financial resources

Provided capital to support our clients through the COVID-19 pandemic while maintaining a disciplined approach to managing costs and risk

Through our diversified business model, were able to generate strong results in challenging market conditions

Focus on reviewing our cost base and funding strategy to drive efficiencies Optimizing balance sheet and reallocating resources to businesses that will support higher returns on capital
Invest in talent, culture, and brand

Successfully maintained #1 market share position in Canada[1] and ranked Best Investment Bank in Canada for the 13th year in a row[2]

Ranked as #1 Canadian Investment Bank in the U.S., with 2.3% market share[1]

In U.K. / Europe we were lead on a number of innovative and precedent setting mandates, benefitting from recent investments in this region, such as:

•  Acted as the lead bank on an $8 billion sterling bond issue for the U.K. Government’s Debt Management Office, the largest government mandate in history

Helped our clients achieve their sustainability goals using the power of insights and ideas to deliver innovative advice and solutions

•  Acted as exclusive financial advisor to General Motors on a unique Electric Vehicle Fast Charging Partnership with EVgo, creating the largest fast charging network across the U.S.

Maintain our leadership position in Canada and our position as the Canadian leader in the U.S., our largest market with the best opportunity for growth

Continue to be a leader in targeted areas in the U.K., Europe and Australia, Asia & other regions aligned with our global expertise

Focus on strengthening our Global Diversity and Inclusion Strategy

Continue to provide Environmental, Social and Governance (ESG)-related and sustainability advice to clients, including our commitment to achieve $100 billion in sustainable financing by 2025

Outlook

In fiscal 2020, we were able to capitalize on market opportunities as our trading businesses benefitted from elevated levels of volatility and also saw strong debt issuance activity. In fiscal 2021, while we may see these conditions normalize, our focus remains on delivering robust results across our Global Markets franchise through continued resource optimization, acceleration of cross-selling activities, and building on our strong risk management practices. In our Investment Bank, we seek to grow our market share with a continued focus on targeted sectors. As well, normalization of market conditions could result in tailwinds in M&A and loan syndication activity. We saw growth in our Corporate Banking business this fiscal year as we supported clients through the COVID-19 pandemic. Most of these loan draws have been repaid throughout the latter part of the fiscal year. Going forward we expect to see modest growth in this business with a continued focus on managing credit risk, risk-weighted assets (RWA) optimization, and the execution of client plans.

[1]	Source: Dealogic, based on global investment bank fees, Fiscal 2020
[2]	Source: Euromoney, 2020 Awards for Excellence

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            45

For further details on our general economic review and outlook, refer to the Economic, market and regulatory review and outlook section.

Capital Markets	Table 33

(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	2020	2019

Net interest income (1)	$5,135	$4,043
Non-interest income (1)	4,749	4,245
Total revenue (1)	9,884	8,288
PCL on performing assets	750	36
PCL on impaired assets	489	263
PCL	1,239	299
Non-interest expense	5,362	5,096
Income before income taxes	3,283	2,893
Net income	$2,776	$2,666
Revenue by business
Corporate and Investment Banking	$4,031	$3,792
Global Markets	6,251	4,663
Other	(398)	(167)
Key ratios
ROE	11.7%	11.4%
Selected balance sheet information
Average total assets	$755,400	$666,500
Average trading securities	108,300	102,100
Average loans and acceptances, net	108,700	99,800
Average deposits	76,800	77,300
Other information
Number of employees (FTE)	4,027	4,269
Credit information
PCL on impaired loans as a % of average net loans and acceptances	0.44%	0.26%

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items
(Millions of Canadian dollars, except percentage amounts)	2020 vs. 2019
Increase (decrease):
Total revenue	$70
PCL	27
Non-interest expense	46
Net income	1
Percentage change in average U.S. dollar equivalent of C$1.00	(1)%
Percentage change in average British pound equivalent of C$1.00	(2)%
Percentage change in average Euro equivalent of C$1.00	(2)%

(1)	The teb adjustment for 2020 was $513 million (2019 – $450 million). For further discussion, refer to the How we measure and report our business segments section.

Financial performance

2020 vs. 2019

Net income increased $110 million or 4% from a year ago, primarily driven by higher revenue in Global Markets and Corporate and Investment Banking. These factors were partially offset by higher PCL, higher taxes due to an increase in the proportion of earnings from higher tax rate jurisdictions, lower Other revenue mainly reflecting higher residual funding costs, as well as higher compensation on improved results.

Total revenue increased $1,596 million or 19%, largely due to higher fixed income trading revenue across all regions driven by increased client activity, and higher debt origination across most regions.

PCL increased $940 million, largely reflecting higher provisions on performing loans due to the impact of the COVID-19 pandemic. Higher provisions on impaired loans also contributed to the increase, resulting in an increase of 18 bps in the impaired loans ratio, largely due to provisions taken in the oil & gas sector. For further details, refer to Credit quality performance in the Credit risk section.

Non-interest expense increased $266 million or 5%, largely due to higher compensation on improved results.

46             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

Business line review

Corporate and Investment Banking

Corporate and Investment Banking comprises our corporate lending, loan syndication, debt and equity origination, M&A advisory services, client securitization and the global credit businesses. For debt and equity origination, revenue is allocated between Corporate and Investment Banking and Global Markets based on the contribution of each group in accordance with an established agreement.

Financial performance

Corporate and Investment Banking revenue of $4,031 million increased $239 million or 6% as compared to last year.

Investment Banking revenue increased $85 million or 5%, primarily due to higher debt origination mainly in the U.S. and higher equity origination across most regions. These factors were partially offset by lower fixed income trading revenue primarily from loan underwriting markdowns in the U.S. and Europe.

Lending and other revenue increased $154 million or 7%, reflecting average volume growth mainly in Europe and the U.S.

Selected highlights	Table 34

(Millions of Canadian dollars)	2020	2019
Total revenue (1)	$4,031	$3,792
Breakdown of revenue (1)
Investment banking	$1,757	$1,672
Lending and other (2)	2,274	2,120
Other information
Average assets	$92,600	$86,400
Average loans and acceptances, net	83,000	76,700
(1)	The teb adjustment for the year ended October 31, 2020 was $56 million (October 31, 2019 – $80 million). For further discussion, refer to the How we measure and report our business segments section.
(2)	Comprises our corporate lending, client securitization, and global credit businesses.

Global Markets

Global Markets comprises our fixed income, foreign exchange, equity sales and trading, repo and secured financing and commodities businesses.

Financial performance

Total revenue of $6,251 million increased $1,588 million or 34% as compared to last year.

Revenue in our Fixed income, currencies and commodities business increased $1,093 million or 51%, largely driven by higher fixed income trading revenue across all regions and higher debt origination across most regions.

Revenue in our Equities business increased $237 million or 20%, primarily due to higher equity trading revenue mainly in the U.S. and higher equity origination across all regions.

Revenue in our Repo and secured financing business increased $258 million or 19%, mainly due to increased client activity.

Selected highlights	Table 35

(Millions of Canadian dollars)	2020	2019
Total revenue (1)	$6,251	$4,663
Breakdown of revenue (1)
Fixed income, currencies and commodities	$3,243	$2,150
Equities	1,403	1,166
Repo and secured financing (2)	1,605	1,347
Other information
Average assets	$667,900	$583,700
(1)	The teb adjustment for the year ended October 31, 2020 was $457 million (October 31, 2019 – $370 million). For further discussion, refer to the How we measure and report our business segments section.
(2)	Comprises our secured funding businesses for internal businesses and external clients.

Other

Other includes our legacy portfolio, which mainly consists of our U.S. commercial mortgage-backed securities (MBS), bank-owned life insurance (BOLI) derivative contracts and structured rates in Asia.

Financial performance

Revenue decreased $231 million as compared to last year, largely due to higher residual funding costs and losses in our legacy U.S. portfolios.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            47

Corporate Support

Corporate Support consists of Technology & Operations, which provides the technological and operational foundation required to effectively deliver products and services to our clients, Functions, which includes our finance, human resources, risk management, internal audit and other functional groups, as well as our Corporate Treasury function. Reported results for Corporate Support mainly reflect certain activities related to monitoring and oversight of enterprise activities which are not allocated to business segments. For further details, refer to the How we measure and report our business segments section.

Corporate Support	Table 36

(Millions of Canadian dollars)	2020	2019
Net interest income (loss) (1)	$(57)	$104
Non-interest income (loss) (1)	(269)	(453)
Total revenue (1)	(326)	(349)
PCL	1	–
Non-interest expense	57	131
Income (loss) before income taxes (1)	(384)	(480)
Income taxes (recoveries) (1)	(436)	(452)
Net income (loss)	$52	$(28)
(1)	Teb adjusted.

Due to the nature of activities and consolidation adjustments reported in this segment, we believe that a comparative period analysis is not relevant. The following identifies material items affecting the reported results in each year.

Total revenue and income taxes (recoveries) in each period in Corporate Support include the deduction of the teb adjustments related to the gross-up of income from Canadian taxable corporate dividends and the U.S. tax credit investment business recorded in Capital Markets. The amount deducted from revenue was offset by an equivalent increase in income taxes (recoveries).

The teb amount for the year ended October 31, 2020 was $513 million and was $450 million last year.

The following identifies the material items, other than the teb impacts noted previously, affecting the reported results in each year.

2020

Net income was $52 million, largely due to asset/liability management activities, partially offset by net unfavourable tax adjustments and residual unallocated costs.

2019

Net loss in the prior year was $28 million, largely due to the impact of an unfavourable accounting adjustment, residual unallocated costs and unfavourable tax impacts, partially offset by asset/liability management activities.

Quarterly financial information

Fourth quarter performance

Q4 2020 vs. Q4 2019

Fourth quarter net income of $3,246 million was up $40 million or 1% from last year. Diluted EPS of $2.23 was up $0.05 and ROE of 16.0% was down 20 bps. Higher results in Capital Markets, Corporate Support and Investor & Treasury Services were largely offset by lower earnings in Wealth Management, Personal & Commercial Banking, and Insurance.

Total revenue decreased $278 million or 2%, largely due to the impact of lower interest rates in Personal & Commercial Banking and Wealth Management, the change in fair value of investments backing policyholder liabilities, which is largely offset in PBCAE as indicated below, and a gain in the prior year on the sale of the private debt business of BlueBay of $151 million. These factors were partially offset by volume growth in Canadian Banking and Wealth Management and higher equity trading revenue primarily in the U.S. reflecting favourable market conditions and increased client activity.

Total PCL decreased $72 million or 14% and PCL on loans ratio of 23 bps decreased 9 bps from last year, primarily due to lower provisions in Personal & Commercial Banking and Capital Markets, partially offset by higher provisions in Wealth Management.

PBCAE decreased $193 million or 30%, mainly reflecting the change in fair value of investments backing policyholder liabilities, higher favourable investment-related experience and lower claims costs. These factors were partially offset by unfavourable annual actuarial assumption updates in the current year largely related to mortality experience, lower favourable longevity reinsurance contracts, business growth, and the lower impact from reinsurance contract renegotiations.

Non-interest expense decreased $261 million or 4%, as the prior year included severance and related costs associated with the repositioning of our Investor & Treasury Services business. Lower discretionary spend, lower variable compensation and the impact of an unfavourable accounting adjustment in the prior year in Corporate Support also contributed to the decrease. These factors were partially offset by an increase in technology and related costs, including digital initiatives, and incremental COVID-19 related operating costs.

Income tax expense increased $208 million or 30% and the effective income tax rate of 21.7% increased 390 bps from last year, mainly due to a decrease in income from lower tax rate jurisdictions in the current quarter and the impact of favourable tax adjustments in the same quarter last year.

Q4 2020 vs. Q3 2020

Net income of $3,246 million was up $45 million or 1% compared to the prior quarter, primarily due to lower PCL and lower variable compensation on decreased revenue. Higher average fee-based client assets, largely driven by market appreciation and net sales, also contributed to the increase. These factors were partially offset by lower fixed income trading revenue in Capital Markets and higher technology and related costs, including digital initiatives.

48             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

Quarterly results and trend analysis

Our quarterly results are impacted by a number of trends and recurring factors, which include seasonality of certain businesses, general economic and market conditions, and fluctuations in the Canadian dollar relative to other currencies. The following table summarizes our results for the last eight quarters (the period):

Quarterly results (1)	Table 37

	2020				2019

(Millions of Canadian dollars, except per share and percentage amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Personal & Commercial Banking	$4,373	$4,348	$4,400	$4,610	$4,568	$4,546	$4,333	$4,418
Wealth Management	3,068	3,164	2,822	3,166	3,187	3,029	2,979	2,948
Insurance	958	2,212	197	1,994	1,153	1,463	1,515	1,579
Investor & Treasury Services	521	484	709	597	566	561	587	631
Capital Markets (2)	2,275	2,748	2,313	2,548	1,987	2,034	2,169	2,098
Corporate Support (2)	(103)	(36)	(108)	(79)	(91)	(89)	(84)	(85)
Total revenue	$11,092	$12,920	$10,333	$12,836	$11,370	$11,544	$11,499	$11,589
PCL	427	675	2,830	419	499	425	426	514
PBCAE	461	1,785	(177)	1,614	654	1,046	1,160	1,225
Non-interest expense	6,058	6,380	5,942	6,378	6,319	5,992	5,916	5,912
Income before income taxes	$4,146	$4,080	$1,738	$4,425	$3,898	$4,081	$3,997	$3,938
Income taxes	900	879	257	916	692	818	767	766
Net income	$3,246	$3,201	$1,481	$3,509	$3,206	$3,263	$3,230	$3,172
EPS – basic	$2.23	$2.20	$1.00	$2.41	$2.19	$2.23	$2.20	$2.15
– diluted	2.23	2.20	1.00	2.40	2.18	2.22	2.20	2.15
Effective income tax rate	21.7%	21.5%	14.8%	20.7%	17.8%	20.0%	19.2%	19.5%
Period average US$ equivalent of C$1.00	$0.756	$0.737	$0.725	$0.760	$0.755	$0.754	$0.751	$0.749
(1)	Fluctuations in the Canadian dollar relative to other foreign currencies have affected our consolidated results over the period.
(2)	Teb adjusted. For further discussion, refer to the How we measure and report our business segments section.

Seasonality

Seasonal factors may impact our results in certain quarters. The first quarter has historically been stronger for our Capital Markets businesses. The second quarter has fewer days than the other quarters, which generally results in a decrease in net interest income and certain expense items. The third and fourth quarters include the summer months which generally results in lower client activity and may negatively impact the results of our Capital Markets brokerage business.

Trend analysis

Earnings have generally trended upward over the period. However, earnings in the second quarter of 2020 reflected the impact of the onset of the COVID-19 pandemic across all of our business segments which resulted in a significant increase in PCL and fluctuations in revenue from the impact of market volatility, including interest rates and credit spreads, as well as client activity. While market conditions improved in the latter part of 2020, our earnings continued to be impacted by the COVID-19 pandemic and its associated downstream implications. Quarterly earnings are also affected by the impact of foreign exchange translation.

Personal & Commercial Banking revenue has benefitted from solid volume growth over the period. Spreads in the early part of the period reflected higher interest rates, whereas the latter part of the period primarily reflected spread compression in a lower interest rate environment. The ongoing impact of competitive pricing pressures has negatively impacted spreads throughout the majority of the period. NIM in Canadian Banking has generally declined over the latter part of the period, largely reflecting the impact of lower interest rates, including cumulative BoC rate cuts of 150 bps in the second quarter of 2020. In addition, the latter part of the period saw lower card service revenue mainly driven by a decrease in purchase volumes.

Wealth Management revenue has generally trended upwards reflecting growth in average fee-based client assets primarily driven by net sales and market appreciation. Net interest income benefitted from volume growth and the impact of higher interest rates in the early part of the period and declined in the latter part of the period as continued volume growth was more than offset by lower spreads, mainly reflecting the impact of the U.S. Fed rate cuts. A gain on the sale of the private debt business of BlueBay contributed to the increase in revenue in the fourth quarter of 2019. Changes in the fair value of hedges related to our U.S. share-based compensation plans, which are largely offset in Non-interest expense, have contributed to fluctuations in revenue over the period. The market volatility in the second quarter of 2020 and subsequent improvement in market conditions in the third quarter of 2020 resulted in heightened fluctuations in these hedges, as well as in average fee-based client assets and the fair value of interest rate derivatives and seed capital investments.

Insurance revenue has fluctuated over the period, primarily due to the impact of changes in the fair value of investments backing policyholder liabilities which is largely offset in PBCAE. Revenue has benefitted from business growth in Canadian and International Insurance over the majority of the period. The first quarter of 2019 and 2020 also reflect higher group annuity sales.

Investor & Treasury Services revenue has been impacted by fluctuations in market conditions and client activity across the period. Revenue from our funding and liquidity business has fluctuated over the period, with the latter part of the period impacted by elevated enterprise liquidity. During the first half of 2019 our asset services business was impacted by challenging market conditions, whereas the latter half of the period was generally impacted by lower client activity and lower client deposit margins. The fluctuation in the second and third quarter of 2020 reflects the impact of interest rate movements and market volatility in the second quarter of 2020, with the second quarter benefitting from declining interest rates and market volatility, including gains on the disposition of securities. Revenue in the third quarter of 2020 experienced a partial offset of the impact of short-term interest rate movements in the second quarter of 2020.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            49

Capital Markets revenue is influenced, to a large extent, by market conditions that impact client activity in our Corporate and Investment Banking and Global Markets businesses, with first quarter results generally stronger than those in the remaining quarters. Client activity in 2019 was impacted by challenging market conditions resulting in lower investment banking fee revenues experienced across the industry. The impact of challenging market conditions also resulted in lower equity trading revenue across much of the latter part of 2019. The first quarter of 2020 saw more favourable market conditions and increased client activity resulting in higher fixed income trading revenue and M&A activity. Elevated market volatility in the second quarter of 2020 resulted in increased client activity being more than offset by lower fixed income trading revenue, which included the impact of loan underwriting markdowns. The third quarter of 2020 saw higher fixed income trading revenue primarily driven by reversals of loan underwriting markdowns and higher equity trading revenue, reflecting an improvement in market conditions as well as increased client activity. The fourth quarter of 2020 also benefitted from favourable market conditions and increased client activity relative to 2019 levels.

PCL on performing assets has fluctuated over the period as it is impacted by macroeconomic conditions, changes in portfolio balances and credit quality, and model changes. The impact of the COVID-19 pandemic also resulted in a significant increase in provisions in 2020, largely in the second quarter. PCL on impaired assets reflected normalized levels of credit losses towards the end of 2019, though the first quarter of 2020 saw lower provisions on impaired loans in Personal & Commercial Banking and Wealth Management. The remainder of the year saw higher provisions on impaired loans in Capital Markets largely in the oil & gas sector. The impact of government support and payment deferral programs contributed to lower provisions on impaired loans in our Canadian Banking retail portfolios in the second half of 2020.

PBCAE has fluctuated quarterly as it includes the impact of changes in the fair value of investments backing policyholder liabilities and business growth, including the impact of group annuity sales, both of which are largely offset in Revenue. PBCAE has also fluctuated due to investment-related experience and claims costs over the period, and reflects higher travel claims costs in the second and third quarters of 2020 associated with the COVID-19 pandemic. PBCAE has been positively impacted by favourable reinsurance contract renegotiations over the period. Actuarial adjustments, which generally occur in the fourth quarter of each year, also impact PBCAE.

While we continue to focus on efficiency management activities, Non-interest expense trended upwards over majority of the period. Growth mainly reflects higher costs in support of business growth and our ongoing investments in technology and related costs, including digital initiatives, and higher staff-related costs, including variable compensation. The increase in the fourth quarter of 2019 reflected severance and related costs associated with the repositioning of our Investor & Treasury Services business. The second quarter of 2020 reflected lower variable compensation on decreased results and the impact of elevated market volatility which resulted in unfavourable changes in the fair value of our U.S. share-based compensation plans that subsequently reversed in the third quarter of 2020 as market conditions improved. The change in the fair value of our U.S. share-based compensation plans is largely offset in revenue. Beginning in the second quarter of 2020, Non-interest expense was also impacted by additional compensation for certain employees, primarily those client-facing amidst the COVID-19 pandemic, as well as other incremental COVID-19 related costs, which were more than offset by lower discretionary spend over that period.

Our effective income tax rate has fluctuated over the period, mostly due to varying levels of tax adjustments and changes in earnings mix. The first quarter of 2019 included a write-down of deferred tax assets resulting from a change in the corporate tax rate in Barbados. The second quarter of 2020 saw a decrease mainly due to a higher proportion of tax exempt income and income from lower tax rate jurisdictions relative to lower earnings in that quarter.

Financial condition

Condensed balance sheets

Table 38

As at October 31 (Millions of Canadian dollars)	2020	2019
Assets
Cash and due from banks	$118,888	$26,310
Interest-bearing deposits with banks	39,013	38,345
Securities, net of applicable allowance (1)	275,814	249,004
Assets purchased under reverse repurchase agreements and securities borrowed	313,015	306,961
Loans
Retail	457,976	426,086
Wholesale	208,655	195,870
Allowance for loan losses	(5,639)	(3,100)
Other – Derivatives	113,488	101,560
– Other (2)	103,338	87,899
Total assets	$1,624,548	$1,428,935
Liabilities
Deposits	$1,011,885	$886,005
Other – Derivatives	109,927	98,543
– Other (2)	406,102	350,947
Subordinated debentures	9,867	9,815
Total liabilities	1,537,781	1,345,310
Equity attributable to shareholders	86,664	83,523
Non-controlling interests	103	102
Total equity	86,767	83,625
Total liabilities and equity	$1,624,548	$1,428,935
(1)	Securities are comprised of trading and investment securities.
(2)	Other – Other assets and liabilities include Segregated fund net assets and liabilities, respectively.

50             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

2020 vs. 2019

Total assets increased $196 billion or 14% from last year. Foreign exchange translation increased total assets by $15 billion.

Cash and due from banks was up $93 billion, mainly due to higher deposits with central banks, reflecting our short term cash and liquidity management activities.

Securities, net of applicable allowance, were up $27 billion or 11%, primarily due to higher government debt securities largely driven by our liquidity management activities.

Assets purchased under reverse repurchase agreements (reverse repos) and securities borrowed increased $6 billion or 2%, driven by client activity and lower financial netting, partially offset by lower liquidity management activities.

Loans (net of Allowance for loan losses) were up $42 billion or 7%, largely due to volume growth in residential mortgages. Higher wholesale loans, in part to support our clients during this unprecedented time, also contributed to the increase.

Derivative assets were up $12 billion or 12%, mainly attributable to higher fair values on interest rate contracts and equity contracts. The impact of foreign exchange translation also contributed to the increase. These factors were partially offset by lower fair values on foreign exchange contracts.

Other assets were up $15 billion or 18%, largely reflecting an increase in premises and equipment as a result of adopting IFRS 16. Higher margin requirements and an increase in both cash collateral and our precious metals inventory also contributed to the increase.

Total liabilities increased $192 billion or 14% from last year. Foreign exchange translation increased total liabilities by $15 billion.

Deposits increased $126 billion or 14%, mainly as a result of higher business and retail deposits driven by both lower client spending and our clients’ preference for the safety of higher cash balances amidst the COVID-19 pandemic. Higher bank deposits and the impact of foreign exchange translation also contributed to the increase.

Derivative liabilities were up $11 billion or 12%, mainly attributable to higher fair values on interest rate contracts and equity contracts, partially offset by lower fair values on foreign exchange contracts.

Other liabilities increased $55 billion or 16%, mainly attributable to higher obligations related to repurchase agreements reflecting increased funding activities and lower financial netting.

Total equity increased $3 billion or 4% reflecting earnings, net of dividends and share repurchases, and the issuance of limited recourse capital notes partially offset by both redemptions of preferred shares and the impact of lower interest rates on cash flow hedges.

Off-balance sheet arrangements

In the normal course of business, we engage in a variety of financial transactions that, for accounting purposes, are not recorded on our Consolidated Balance Sheets. Off-balance sheet transactions are generally undertaken for risk, capital and funding management purposes which benefit us and our clients. These include transactions with structured entities and may also include the issuance of guarantees. These transactions give rise to, among other risks, varying degrees of market, credit, liquidity and funding risk, which are discussed in the Risk management section.

We use structured entities to securitize our financial assets as well as assist our clients in securitizing their financial assets. These entities are not operating entities, typically have no employees, and may or may not be recorded on our Consolidated Balance Sheets.

In the normal course of business, we engage in a variety of financial transactions that may qualify for derecognition. We apply the derecognition rules to determine whether we have transferred substantially all the risks and rewards or control associated with the financial assets to a third party. If the transaction meets specific criteria, it may qualify for full or partial derecognition from our Consolidated Balance Sheets.

Securitizations of our financial assets

We periodically securitize our credit card receivables and residential and commercial mortgage loans primarily to diversify our funding sources, enhance our liquidity position and for capital purposes. We also securitize residential and commercial mortgage loans as part of our sales and trading activities.

We securitize our credit card receivables, on a revolving basis, through a consolidated structured entity. We securitize single and multiple-family residential mortgages through the National Housing Act Mortgage-Backed Securities (NHA MBS) program. The majority of our securitization activities are recorded on our Consolidated Balance Sheets as we do not meet the derecognition criteria. During 2020 and 2019, we did not derecognize any mortgages securitized through the NHA MBS program. For further details, refer to Note 6 and Note 7 of our 2020 Annual Consolidated Financial Statements.

We also periodically securitize commercial mortgage loans by selling them in collateral pools, which meet certain diversification, leverage and debt coverage criteria, to structured entities, one of which is sponsored by us. Securitized commercial mortgage loans are derecognized from our Consolidated Balance Sheets as we have transferred substantially all of the risks and rewards of ownership of the securitized assets. During the year ended October 31, 2020, we securitized $469 million of commercial mortgages (October 31, 2019 – $696 million). Our continuing involvement with the transferred assets is limited to servicing certain of the underlying commercial mortgages sold. As at October 31, 2020, there was $2.0 billion of commercial mortgages outstanding that we continue to service related to these securitization activities (October 31, 2019 – $1.9 billion).

Involvement with unconsolidated structured entities

In the normal course of business, we engage in a variety of financial transactions with structured entities to support our customers’ financing and investing needs, including securitization of our clients’ financial assets, creation of investment products, and other types of structured financing.

We have the ability to use credit mitigation tools such as third-party guarantees, credit default swaps, and collateral to mitigate risks assumed through securitization and re-securitization exposures. The process in place to monitor the credit quality of our securitization and re-securitization exposures involves, among other things, reviewing the performance data of the underlying assets. We affirm our ratings each quarter and formally confirm or assign a new rating at least annually. For further details on our activities to manage risks, refer to the Risk management section.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            51

Below is a description of our activities with respect to certain significant unconsolidated structured entities. For a complete discussion of our interests in consolidated and unconsolidated structured entities, refer to Note 7 of our 2020 Annual Consolidated Financial Statements.

RBC-administered multi-seller conduits

We administer multi-seller conduits which are used primarily for the securitization of our clients’ financial assets. Our clients primarily use our multi-seller conduits to diversify their financing sources and to reduce funding costs by leveraging the value of high-quality collateral. The conduits offer us a favourable revenue stream and risk-adjusted return.

We provide services such as transaction structuring, administration, backstop liquidity facilities and partial credit enhancements to the multi-seller conduits. Revenue for all such services amounted to $277 million during the year (October 31, 2019 – $254 million).

Our total commitment to the conduits in the form of backstop liquidity and credit enhancement facilities is shown below. The total committed amount of these facilities exceeds the total amount of the maximum assets that may have to be purchased by the conduits under the purchase agreements. As a result, the maximum exposure to loss attributable to our backstop liquidity and credit enhancement facilities is less than the total committed amounts of these facilities.

Liquidity and credit enhancement facilities	Table 39

	2020			2019
As at October 31 (Millions of Canadian dollars)	Notional of committed amounts (1)	Allocable notional amounts	Maximum exposure to loss (2)	Notional of committed amounts (1)	Allocable notional amounts	Maximum exposure to loss (2)
Backstop liquidity facilities	$42,803	$40,137	$40,137	$37,935	$36,229	$ 36,229
Credit enhancement facilities (3)	2,666	2,666	2,666	1,706	1,706	1,706
Total	$45,469	$42,803	$42,803	$39,641	$37,935	$ 37,935

(1)	Based on total committed financing limit.
(2)	Not presented in the table above are derivative assets with a fair value of $60 million (October 31, 2019 – $97 million) which are a component of our total maximum exposure to loss from our interests in the multi-seller conduits. Refer to Note 7 of our 2020 Annual Consolidated Financial Statements for more details.
(3)	Includes $2 million (October 31, 2019 - $14 million) of Financial standby letters of credit.

As at October 31, 2020, the notional amount of backstop liquidity facilities we provide increased by $4.9 billion or 13% from last year. The increase as compared to last year was primarily due to an increase in outstanding securitized assets in the multi-seller conduits. The notional amount of partial credit enhancement facilities we provide increased by $960 million from last year. The increase as compared to last year was primarily due to a change in the methodology used to size the available amount under the credit enhancement facility.

Maximum exposure to loss by client type	Table 40

	2020			2019
As at October 31 (Millions of dollars)	US$	C$	Total C$	US$	C$	Total C$
Outstanding securitized assets
Auto and truck loans and leases	$10,163	$3,738	$17,277	$9,003	$2,882	$14,738
Consumer loans	2,869	–	3,823	2,150	–	2,831
Credit cards	4,070	510	5,932	4,258	510	6,117
Dealer floor plan receivables	889	858	2,042	910	878	2,077
Equipment receivables	2,349	–	3,129	1,479	–	1,948
Fleet finance receivables	715	245	1,197	602	306	1,099
Insurance premiums	216	428	716	213	286	566
Residential mortgages	–	864	864	–	1,014	1,014
Student loans	1,956	–	2,606	1,777	–	2,340
Trade receivables	2,445	–	3,258	2,338	–	3,079
Transportation finance	1,394	102	1,959	1,498	153	2,126
Total	$27,066	$6,745	$42,803	$24,228	$6,029	$37,935
Canadian equivalent	$36,058	$6,745	$42,803	$31,906	$6,029	$37,935

Our overall exposure increased by 13% compared to last year, reflecting an increase in the outstanding securitized assets of the multi-seller conduits. Correspondingly, total assets of the multi-seller conduits increased by $4.8 billion or 13% from last year, primarily due to increases in the Auto and truck loans and leases, Equipment receivables and Consumer loans asset classes. The majority of the multi-seller conduits assets were internally rated A or above, consistent with the prior year. All transactions funded by the unconsolidated multi-seller conduits are internally rated using a rating system as outlined in the internal ratings map in the credit risk section.

Multiple independent debt rating agencies review all of the transactions in the multi-seller conduits. Transactions financed in the U.S. multi-seller conduits are reviewed by Moody’s Investors Service (Moody’s), Standard & Poor’s (S&P) and Fitch Ratings (Fitch). Transactions in the Canadian multi-seller conduits are reviewed by Dominion Bond Rating Service (DBRS) and Moody’s. Each applicable rating agency also reviews ongoing transaction performance on a monthly basis and may publish reports detailing portfolio and program information related to the conduits.

As at October 31, 2020, the total asset-backed commercial paper (ABCP) issued by the conduits amounted to $23.4 billion, a decrease of $346 million or 1% from last year. The decrease in the amount of ABCP issued by the multi-seller conduits compared to last year is primarily due to lower client usage. The rating agencies that rate the ABCP rated 100% (October 31, 2019 – 100%) of the total amount issued within the top ratings category.

52             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

Structured finance

We invest in auction rate securities (ARS) of certain trusts which fund their long-term investments in student loans by issuing short-term senior and subordinated notes. Our maximum exposure to loss in these ARS trusts as at October 31, 2020 was $46 million (October 31, 2019 – $60 million). The decrease in our maximum exposure to loss was primarily related to sales to third parties and redemptions.

We also provide liquidity facilities to certain municipal bond Tender Option Bond (TOB) trusts in which we have an interest but do not consolidate because the residual certificates issued by the TOB trusts are held by third parties. As at October 31, 2020, our maximum exposure to loss from these unconsolidated municipal bond TOB trusts was $2.9 billion (October 31, 2019 – $3.1 billion). The decrease in our maximum exposure to loss relative to last year was primarily due to third-party trust unwinds throughout the year.

We provide senior warehouse financing to discrete unaffiliated structured entities that are established by third parties to acquire loans and issue term collateralized loan obligations (CLO). A portion of the proceeds from the sale of the term CLO is used to fully repay the senior warehouse financing that we provide. As at October 31, 2020, our maximum exposure to loss associated with the outstanding senior warehouse financing facilities was $88 million (October 31, 2019 – $253 million). The decrease in our maximum exposure to loss relative to last year was related to the repayment of existing financing facilities.

We provide senior financing to unaffiliated structured entities that are established by third parties to acquire loans. These facilities tend to be longer in term than the CLO warehouse facilities and benefit from credit enhancement designed to cover a multiple of historical losses. As at October 31, 2020, our maximum exposure to loss associated with the outstanding senior financing facilities was $3.1 billion (October 31, 2019 – $2.8 billion). The increase in our maximum exposure to loss relative to last year was driven by increased client utilization and the addition of new financing facilities.

Investment funds

We invest in hedge funds primarily to provide clients with desired exposures to reference funds. As we make investments in the reference funds, exposures to the funds are simultaneously transferred to clients through derivative transactions. Our maximum exposure to loss in the reference funds is limited to our investments in the funds. As at October 31, 2020, our maximum exposure to loss was $2.3 billion (October 31, 2019 – $1.8 billion). The increase in our maximum exposure to loss relative to last year was due to increased holdings in third-party investment funds.

We also provide liquidity facilities to certain third-party investment funds. The funds issue unsecured variable-rate preferred shares and invest in portfolios of tax exempt bonds. As at October 31, 2020, our maximum exposure to these funds was $278 million (October 31, 2019 – $275 million).

Third-party securitization vehicles

We hold interests in certain unconsolidated third-party securitization vehicles, which are structured entities. We, as well as other financial institutions, are obligated to provide funding to these entities up to our maximum commitment level and are exposed to credit losses on the underlying assets after various credit enhancements. As at October 31, 2020, our maximum exposure to loss in these entities was $10.4 billion (October 31, 2019 – $10.7 billion). The decrease in our maximum exposure to loss compared to last year reflects a decrease in the securitized assets in these entities, partially offset by the impact of foreign exchange translation. Interest and non-interest income earned in respect of these investments was $112 million (October 31, 2019 – $195 million).

Guarantees, retail and commercial commitments

We provide our clients with guarantees and commitments that expose us to liquidity and funding risks. Our maximum potential amount of future payments in relation to our commitments and guarantee products as at October 31, 2020 amounted to $386.7 billion compared to $380.3 billion last year. The increase compared to last year was primarily driven by growth in other commitments to extend credit, backstop liquidity facilities and sponsored member guarantees partially offset by a reduction in securities lending indemnifications. Refer to Liquidity and funding risk and Note 24 of our 2020 Annual Consolidated Financial Statements for details regarding our guarantees and commitments.

Risk management

We are in the business of managing the risks inherent to the financial services industry as we aim to create maximum value for our shareholders, clients, employees and communities. The ability to manage risk is a core competency of the bank, and is supported by our strong risk conduct and risk-aware culture. Our view of risks is dynamic, and reflects the pace of change in the financial services industry.

Top and emerging risks

An important component of our risk management approach is to ensure that top and emerging risks, as they evolve, are identified, managed, and incorporated into our existing risk management assessment, measurement, monitoring and escalation processes. These practices are intended to ensure a forward-looking risk assessment is maintained by management in the course of business development and as part of the execution of ongoing risk oversight responsibilities. Top and emerging risks are discussed by senior management and the Board on a regular basis.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            53

We have developed supplementary internal guidance to support enterprise-wide identification and assessment of all material risks, including those that are not readily apparent. Top and emerging risks encompass those that could materially impact our financial results, reputation, business model, or strategy in the short to medium term, as well as those that could potentially impact us as the risks evolve. In addition to the Impact of pandemic risk factor outlined in the Significant developments: COVID-19 section, the following represents our top and emerging risks:

Top & emerging risks	Description
Business and economic conditions

Our financial results may be affected to varying degrees by the general business and economic conditions in the geographic regions in which we operate. These conditions may include factors such as consumer saving and spending habits as well as consumer borrowing and repayment patterns, unemployment rates, the impact of containment measures associated with the COVID-19 pandemic or other health crises on businesses’ operations, the level of business investment and overall business sentiment, the level of government spending as well as fiscal and monetary stimulus, the level of activity and volatility of the financial markets, and inflation. For example, economic downturns may result in higher unemployment rates and lower household incomes, lower corporate earnings, changes in business investment and consumer spending, and could adversely affect our business, including but not limited to the demand for our loan and other products and result in lower earnings, including higher credit losses.

Our financial results are also sensitive to changes in interest rates, as described in the Systemic risk section, and to weaker investor confidence and market conditions, which may lead to lower client activity and unfavourable changes in earnings.

Additional risks are emerging around how countries will seek to recoup the unprecedented levels of stimulus measures introduced in response to the COVID-19 pandemic and balance budgets in the future, and around the potential implications that a prolonged low interest rate environment will have, for example, on increasing wealth inequality and extended retirement ages, among others.

For details on how we are managing our risks associated with the COVID-19 pandemic, refer to the Impact of pandemic risk factor in the Significant developments: COVID-19 section of this 2020 Annual Report.

Information technology and cyber risks

Information technology (IT) and cyber risks remain top risks, not only for the financial services sector, but for other industries worldwide. We continue to be subject to heightened risks in the form of cyber-attacks, data breaches, cyber extortion and similar compromises, due to: (i) the size, scale, and global nature of our operations; (ii) our heavy reliance on the internet to conduct day-to-day business activities; (iii) our intricate technological infrastructure; and (iv) our use of third-party service providers. Additionally, clients’ use of personal devices can create further avenues for potential cyber-related incidents, as the bank has little or no control over the safety of these devices. IT and cyber risks have increased during the COVID-19 pandemic, as increased malicious activities are creating more threats for cyberattacks including COVID-19 phishing emails, malware-embedded mobile apps that purport to track infection rates, and targeting of vulnerabilities in remote access platforms as many companies continue to operate with work from home arrangements. Resulting implications could include business interruptions, service disruptions, financial loss, theft of intellectual property and confidential information, litigation, enhanced regulatory attention and penalties, as well as reputational damage. Furthermore, the adoption of emerging technologies, such as cloud computing, AI and robotics, call for continued focus and investment to manage risks effectively. For more details on how we are managing these risks, refer to the Operational risk section.

Canadian housing and household indebtedness

Canadian housing and household indebtedness risks are heightened as a result of a rise in unemployment and decline in labour participation. Interest rate cuts, government support programs and relief programs offered by financial institutions have helped households and may have contributed towards an increase in savings and a decrease in household indebtedness. However, concerns related to housing affordability in certain markets and levels of Canadian household debt that were already elevated before the additional challenges brought on by the COVID-19 pandemic could continue to rise if the COVID-19 pandemic worsens, if the period to economic recovery is prolonged or as relief programs expire, resulting in, among other things, higher credit losses.

Additional risks are emerging with uncertainty surrounding the real estate rental market, changing consumer preferences and work arrangements, and the continued impact from industries significantly affected by the COVID-19 pandemic, all of which may have an impact on future real estate investment and demand. For example, uncertainties within the smaller size condo market have arisen during the COVID-19 pandemic, driven by a combination of a decline in short-term rentals and a shift in long-term rental preferences away from key metropolitan areas to adapt to ongoing work from home arrangements. Both factors have contributed to an increase in vacancy rates and a reduction in rental income in certain metropolitan markets which could impact sale prices into the future and result in higher household indebtedness, which could have negative credit implications for this lending portfolio.

Geopolitical uncertainty

Persistent trade tensions, policy changes, and uncertainties pertaining to Brexit and the political direction of the U.S., U.K. and Europe, continue to impact global economic growth prospects and market sentiment. The Canadian economy is vulnerable to continued trade tensions given the country’s trading relationships with the U.S. and China. Tensions remain elevated between China and the U.S. over a number of issues including trade, technology and human rights. More broadly, the post-pandemic future of global trade remains uncertain, as countries may look to decrease reliance on the global supply chain, and the impact of Brexit in Europe remains uncertain as the U.K. and Europe have yet to finalize a Brexit deal in advance of the December 31, 2020 transition date. The changing political landscape in Hong Kong and tensions between China and its neighbors add further to global and economic uncertainty. We have and will continue to monitor all of these developments and will assess the implications they have on us.

54             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

Top & emerging risks	Description
Privacy, data and third-party related risks

In addition to the management and governance of data, its collection, use, and sharing also remain a top risk given the high value attributed to our data. Resulting implications from failing to manage this risk could include financial loss, theft of intellectual property and confidential information, litigation, enhanced regulatory attention and penalties, as well as reputational damage. Effective privacy and information management practices continue to grow in importance, as demonstrated by the continued development of complex regulations in the jurisdictions in which we operate. Our potential exposure to these risks also increases as we continue to partner with third-party service providers and adopt new technologies (e.g., cloud computing, AI and machine learning, etc.) and business models. Privacy, data and third-party related risks have been heightened as the use of work from home arrangements have become common practice. As the majority of our employees continue to work from home, we are continuously monitoring and enforcing best practices as we seek to maintain the privacy and confidentiality of all sensitive information. Our security awareness program is required to be completed by each employee annually and includes cyber awareness training on managing risks while working remotely. Third-party providers critical to our operations are being monitored for any impact on their ability to deliver services, including vendors of our third-party providers. For details on how we are managing these risks, refer to the Operational risk section.

Regulatory changes

The ongoing introduction of new or revised regulations will continue to lead to increasing focus across the organization on meeting additional regulatory requirements across the multiple jurisdictions in which we operate. Financial and other reforms that have come into effect or are coming into effect, across multiple jurisdictions, such as Canadian anti-money laundering regulations, the Interest rate benchmark reform, as well as data, privacy, consumer protection regulations Canadian benchmark rate for qualifying insured mortgages and Client focused reforms, continue to provide challenges and impact our operations and strategies. For more details, refer to the Legal and regulatory environment risk section.

Environmental and social risk (including climate change)

Recent events have put organizations, including us, under increasing scrutiny to address social and racial inequality and human rights issues, and failure to do so may result in strategic, reputational and regulatory risks.

Additional risks are emerging associated with climate change as it relates to extreme weather events and the global transition to a low carbon economy, which could result in a broad range of impacts including potential strategic, reputational, regulatory, compliance, operational and credit related risks for us and our clients. As concerns continue and global efforts to transition to a low carbon economy intensify, our regulatory compliance and reputational risks are increasing. For details on how we are managing these risks, refer to the Overview of other risks section.

Digital disruption and innovation

The COVID-19 pandemic has changed the way consumers interact with financial services providers. Demand for digital banking services has increased, and while this represents an opportunity for us to leverage our technological advantage, the need to meet the rapidly evolving needs of clients and compete with non-traditional competitors has increased our strategic and reputational risks. Additional risks also continue to emerge as demographic trends, evolving client expectations, the increased power to analyze data and the emergence of disruptors are creating competitive pressures across a number of sectors. Moreover, established technology companies, newer competitors, and regulatory changes continue to foster new business models that could challenge traditional banks and financial products. Finally, while the adoption of new technologies, such as AI and machine learning, presents opportunities for us, it could result in new and complex strategic, reputational, operational, regulatory and compliance risks that would need to be managed effectively.

Culture and conduct risks

Our purpose, values and risk principles are key dimensions of our culture. We demonstrate our culture through our conduct – the behaviours, judgments, decisions, and actions of the organization and our employees. Culture and conduct risks are considered top risks for the financial services industry due to the impact our choices, behaviours, and overall risk governance can have on outcomes for our stakeholders. We embed client considerations into our decision-making processes and aim to ensure focus on the fair treatment of clients, and continue to implement regulatory changes that align with this objective. We are responsive to evolving employee needs while expecting employees to always act with integrity.

Canadian, U.S. and global regulators have been increasingly focused on conduct matters and risks, and heightened expectations generally from regulators could lead to investigations, remediation requirements, and higher compliance costs. While we take numerous steps to continue to strengthen its conduct practices, and prevent and detect outcomes which could potentially harm clients, customers, employees or the integrity of the markets, such outcomes may not always be prevented or detected. For more details, refer to the Culture and conduct risk section.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            55

Overview

As a global financial institution with a diversified business model, we actively manage a variety of risks to help protect and enable our businesses by following these risk management principles:

Risk management principles

•	Effectively balance risk and reward to enable sustainable growth;
•	Shared responsibility for risk management;
•	Always uphold our Purpose and Vision, and consistently abide by our Values and Code of Conduct to maintain our reputation and the trust of our clients, colleagues and communities;
•	Undertake only risks we understand and make thoughtful and future-focused risk decisions;
•	Maintain a healthy and robust control environment to protect our stakeholders;
•	Use judgment and common sense;
•	Always be operationally prepared and financially resilient for a potential crisis.

The dynamic nature of the financial services industry, and technological innovation, necessitate that our processes, tools and practices are continuously improving and responsive to the changing landscape and emerging risks. We seek to accomplish this through an effective and evolving risk management approach. All risk-taking activities and exposures are within the Board-approved risk appetite, risk limits and corresponding capital and liquidity requirements. We seek to ensure that our business activities and transactions provide an appropriate balance of return for the risks assumed and the costs incurred. Our organizational design and governance processes are intended to ensure that our Group Risk Management (GRM) function is independent from the businesses it supports.

Risk drivers

We define risk as the potential for downside volatility of earnings, or the potential for an adverse effect on our resiliency. Risk can be realized through losses, or an undesirable outcome with respect to volatility of earnings in relation to expected earnings, capital adequacy, or liquidity. Our principal risks include credit, market, liquidity, insurance, operational, regulatory compliance, strategic, reputation, legal and regulatory environment, competitive, and systemic risks, that have been classified into four categories based on the level of control and influence that we can exert against these risks. These categories are maintained by GRM and reviewed regularly to ensure all principal risks are reflected. This classification methodology provides a common language and discipline for the identification and assessment of risk in existing businesses, new businesses, products or initiatives, as well as acquisitions and alliances.

56             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

Enterprise risk management

Under the oversight of the Board and senior management, the ERMF provides an overview of our enterprise-wide programs for managing risk, including identifying, assessing, measuring, controlling, monitoring and reporting on the significant risks that face the organization.

Risk governance

We have an effective and well-established governance framework in place to ensure that risks impacting our businesses are identified, appropriately categorized, assessed, managed and communicated to the Board in a timely manner. The risk governance framework has been established, and is maintained in alignment with, the expectations of OSFI, the Basel Committee on Banking Supervision’s (BCBS) corporative governance principles, and the requirements and expectations of other regulators in the jurisdictions and businesses in which we conduct business, and in accordance with industry best practices. The Board oversees the implementation of our risk management framework, while employees at all levels of the organization are responsible for managing the day-to-day risks that arise in the context of their mandates. As illustrated below, we use the three lines of defence governance model which is intended to ensure that risks are appropriately and adequately managed throughout the enterprise to achieve our strategic objectives.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            57

Risk appetite

Effective risk management protects us from unacceptable losses or undesirable outcomes with respect to earnings volatility, capital adequacy or liquidity, reputation risk or other risks while supporting and enabling our overall business strategy. It requires the clear articulation of our risk appetite, which is the amount and type of risk that we are able and willing to accept in the pursuit of our business objectives. It reflects our self-imposed upper bound to risk-taking, set at levels inside of regulatory limits and constraints, and influences our risk management philosophy, Code of Conduct, business practices and resource allocation. It provides clear boundaries and sets an overall tone for balancing risk-reward trade-offs to ensure the long term viability of the organization.

Our risk appetite is integrated into our strategic, financial, and capital planning processes, as well as ongoing business decision-making processes and is reviewed and approved annually by the Board.

Our Enterprise Risk Appetite Framework (ERAF) outlines the foundational aspects of our approach to risk appetite, articulates our quantitative and qualitative risk appetite statements and their supporting measures and associated constraints, which can be applied at the enterprise, business segment, business unit and legal entity level, and describes our requirements and expectations to embed effective risk appetite practices throughout the organization.

The allocation of our risk appetite across the bank is supported by the establishment of delegated authorities or risk limits. These delegated authorities or risk limits represent the maximum level of risk permitted for a line of business, portfolio, individual or group and are used to govern ongoing operations. Risk posture, the anticipated shift in risk profile as a result of changes in objectives, strategies, and external factors, is used to provide insights on key areas that may require management attention to ensure strategies are able to be executed successfully within our risk appetite.

Risk appetite statements
Quantitative statements	Qualitative statements

•    Manage earnings volatility and exposure to future losses under normal and stressed conditions.

•    Avoid excessive concentrations of risk.

•    Ensure sound management of operational and regulatory compliance risk.

•    Ensure capital adequacy and sound management of liquidity and funding risk.

•    Maintain strong credit ratings and a risk profile that is in the top half of our peer group.

•    Undertake only risk we understand. Make thoughtful and future-focused risk decisions, taking environmental and social considerations into account.

•    Effectively balance risk and reward to enable sustainable growth.

•    Maintain a healthy and robust control environment to protect our stakeholders.

•    Always be operationally prepared and financially resilient for a potential crisis.

•    Always uphold our Purpose and Vision and consistently abide by our Values and Code of Conduct to maintain our reputation and the trust of our clients, colleagues, and communities.

Risk measurement

Quantifying risk is a key component of our enterprise-wide risk and capital management processes. Risk measurement and planning processes are integrated across the enterprise in regards to forward-looking projections and analyses, including among others, stress testing, recovery and resolution planning as well as credit provisioning. The degree of integration across our Finance and Risk functions continues to increase in measuring both financial and risk performance.

Certain risks, such as credit, market, liquidity and insurance risks, can be more easily quantified than others, such as operational, reputation, strategic, legal, and regulatory and compliance risks. For the risks that are more difficult to quantify, greater emphasis is placed on qualitative risk factors and assessment of activities to gauge the overall level of risk. In addition, judgmental risk measures and techniques such as stress testing, and scenario and sensitivity analyses can be used to assess and measure risks, and we are continuously evolving our risk measures and techniques to manage our risks. Our primary methods for measuring risk include:

•	Quantifying expected loss: representing those losses that are statistically expected to occur as a result of conducting business in a given time period;
•	Quantifying unexpected loss: an estimate of the deviation of actual earnings from expected earnings, over a specified time horizon;
•

Stress testing: Provides a forward-looking perspective and evaluates the potential effects of a set of specified changes in risk factors, corresponding to exceptional but plausible adverse economic and financial market events; and

•	Back-testing: Compares the realized values to the parameter estimates that are currently used in an effort to ensure the parameters remain appropriate for regulatory and economic capital calculations.

58             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

Stress testing

Stress testing is an important component of our risk management framework. Stress testing results are used for:

•	Assessing the viability of long-term business plans and strategies;
•	Monitoring our risk profile relative to our risk appetite in terms of earnings and capital at risk;
•	Setting limits;
•	Identifying key risks to, and potential shifts in, our capital and liquidity levels, as well as our financial position;
•	Enhancing our understanding of available mitigating actions in response to potential adverse events; and
•	Assessing the adequacy of our capital and liquidity levels.

Our enterprise-wide stress tests evaluate key balance sheet, income statement, leverage, capital, and liquidity impacts arising from risk exposures and changes in earnings. The results are used by the Board, Group Risk Committee (GRC) and senior management risk committees to understand our performance drivers under stress, and review stressed capital, leverage, and liquidity ratios against regulatory thresholds and internal limits. The results are also incorporated into our Internal Capital Adequacy Assessment Process (ICAAP) and capital plan analyses.

We evaluate a number of enterprise-wide stress scenarios over a multi-year horizon, featuring a range of severities. Our Board reviews the recommended scenarios, and GRM leads the scenario assessment process. Results from across the organization are integrated to develop an enterprise-wide view of the impacts, with input from subject matter experts in GRM, Corporate Treasury, Finance, and Economics. Generally, our stress testing scenarios evaluate global recessions, equity market corrections, elevated debt levels, trade policies, changes in interest rates, real estate price corrections, and shocks to credit spreads and commodity markets, among other factors. During fiscal 2020, our stress testing exercises were tailored specifically to the COVID-19 pandemic, which we assessed through multiple scenarios and sensitivities to estimate the potential impact through credit, market, liquidity risk and capital planning as well as operational risk projections. The unprecedented economic impact resulting from the COVID-19 pandemic generated historic stress levels for most parameters on a real-time basis. As a result, more frequent stress testing was undertaken to focus on the material drivers of stress. Scenarios were adjusted to reflect a heightened stress and significant deterioration in the macroeconomic and market parameters as a starting point. In tandem, alternative paths were defined with sustained shocks and potential recovery routes.

Ongoing stress testing and scenario analyses within specific risk types, such as market risk, liquidity risk, Interest Rate Risk in the Banking Book (IRRBB), retail and wholesale credit risk, operational risk, and insurance risk, supplement and support our enterprise-wide analyses. Results from these risk-specific programs are used in a variety of decision-making processes including risk limit setting, portfolio composition evaluation, risk appetite articulation and business strategy implementation.

In addition to ongoing enterprise-wide and risk specific stress testing programs, we use ad hoc and reverse stress testing to deepen our knowledge of the risks we face. Ad hoc stress tests are one-off analyses used to investigate developing conditions or to stress a particular portfolio in more depth. Reverse stress tests, starting with a severe outcome and aiming to reverse-engineer scenarios that might lead to it, are used in risk identification and understanding of risk/return boundaries.

In addition to internal stress tests, we participate in a number of regulator-required stress test exercises, on a periodic basis, across several jurisdictions.

Model governance and validation

Quantitative models are used for many purposes including, but not limited to, the valuation of financial products, the identification, measurement and management of different types of risk, stress testing, assessing capital adequacy, informing business and risk decisions, measuring compliance with internal limits, meeting financial reporting and regulatory requirements, and issuing public disclosures.

Model risk is the risk of adverse financial and/or reputational consequences to the enterprise arising from the use or misuse of a model at any stage throughout its life cycle and is managed through our model risk governance and oversight structure. The governance and oversight structure, which is implemented through our three lines of defence governance model, is founded on the basis that model risk management is a shared responsibility across the three lines spanning all stages of the model’s life cycle. We continue to evolve our governance model to take into account the growing use of AI methods and applications in our models across our organization.

Prior to their use, models are subject to an independent validation and approval by our enterprise model risk management function, a team of modelling professionals with reporting lines independent of those of the model owners, developers and users. The validation seeks to ensure that models are sound and capable of fulfilling their intended use. In addition to independently validating models prior to use, our enterprise model risk management function provides controls that span the life-cycle of a model, including model change management procedures, requirements for ongoing monitoring, and annual assessments to ensure each model continues to serve its intended purpose.

Risk control

Our enterprise-wide risk management approach is supported by a comprehensive set of risk controls that are defined in our ERMF. The ERMF serves as the foundation for our approach to risk management and sets the expectations for the development and communication of policies, the establishment of formal independent risk review and approval processes, and the establishment of delegated authorities and limits. The ERMF is further reinforced and supported by a number of additional Board-approved risk frameworks, various policies thereunder and a comprehensive set of risk controls. Together, our risk frameworks and supporting policies provide direction and insight on how respective risks are identified, assessed, measured, managed, mitigated, monitored and reported. The enterprise-wide policies are considered our minimum requirements, articulating the parameters within which business groups and employees must operate.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            59

Delegated authorities and risk limits

Risk appetite is designed to account for strategic and forward-looking considerations whereas authorities and risk limits are used to govern and monitor our day-to-day business activities. Delegated authorities and limits for credit, market, liquidity and insurance risks are established by the Board and delegated to senior management at levels below risk appetite and regulatory requirements. Senior management can then delegate some or all of their authorities onwards to others in the organization. The delegated authorities enable the approval of single name, geographic and industry sectors, and product and portfolio exposures within defined parameters and limits. They are also used to manage concentration risk, establish underwriting and inventory limits for trading and investment banking activities and set market risk tolerances. Transactions that exceed senior management’s delegated authorities require the approval of the Risk Committee of the Board.

Risk review and approval processes

Risk review and approval processes provide a control mechanism and are established by GRM based on the nature, size and complexity of the risk involved. In general, the risk review and approval process involves a formal review and approval by an individual, group or committee that is independent from the originator. The approval responsibilities are governed by delegated authorities and risk limits based on the following categories: transactions, projects and initiatives, and new products and services.

Risk monitoring and reporting

Enterprise and business segment level risk monitoring and reporting are critical components of our enterprise risk management program and support the ability of senior management and the Board to effectively perform their risk management and oversight responsibilities. In addition, we publish a number of external reports on risk matters to comply with regulatory requirements. On a quarterly basis, we provide our Enterprise Risk Report to senior management and the Risk Committee of the Board which includes, among others, top and emerging risks, risk profile relative to our risk appetite, portfolio quality metrics and a range of risks we face along with an analysis of the related issues, key trends and, when required, management actions. On an annual basis, we provide a benchmarking review to the Board which compares our performance to peers across a variety of risk metrics and includes a composite risk scorecard which provides an objective measure of our ranking relative to the peer group. In addition to our regular risk monitoring, other risk specific presentations are provided to, and discussed with, senior management and the Board on top and emerging risks or changes in our risk profile.

Culture and conduct risk

Our values set the tone of our organizational culture and translate into desired behaviours as articulated in our Code of Conduct and leadership model. We define conduct as the manifestation of culture through the behaviours, judgment, decisions, and actions of the organization and its individuals. Our organizational direction establishes the expectation of good conduct outcomes as the operating norm for the organization, all employees, and third-party service providers operating on our behalf, thereby allowing our good conduct to drive positive outcomes for our clients, our employees, stakeholders, financial markets and our reputation. We hold ourselves to the highest standards of conduct to build the trust of our clients, investors, colleagues and community. The desired outcomes from effective culture and conduct practices align with our values and support our risk appetite statements.

60             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

Risk culture is a subset of our overall culture that influences how, individually and collectively, we take and manage risks. Our risk culture helps us identify and understand risks, openly discuss risks, and act on the organization’s current and perceived future risks. Our risk culture practices are grounded in our existing risk management and human resource disciplines and protocols. When combined with the elements of effective leadership and values, these practices provide a base from which the resulting risk culture and conduct can be assessed, monitored, sustained and subjected to ongoing enhancement.

Our Board-approved Enterprise Culture and Conduct Risks Framework provides organizational direction and describes our approach to a set of related topics applicable to all risk categories such as fair outcomes for clients and other stakeholders, culture, including accountability and risk culture, conduct risk, sales conduct and client practices, and misconduct.

On a regular basis, management communicates behavioural expectations to our employees with an emphasis on conduct and values. Our leadership model also supports and encourages effective challenge between the businesses and control functions. These behavioural expectations are supported by multiple online tools and resources which are designed to help employees live our values, report misconduct and raise concerns, including those that might have ethical implications. We are committed to fostering an environment where employees feel safe to speak up without retaliation. Employees have the ability to report matters through a global anonymous Conduct Hotline. In addition, our Code of Conduct outlines an employee’s responsibility to be truthful, respect others, and comply with laws, regulations and our policies. Anyone who breaches or fails to report an actual or possible breach of the Code of Conduct is subject to corrective or disciplinary action. This can range from reprimands and impacts on performance ratings and compensation, to termination of employment relationships with the organization.

The shaded text along with the tables specifically marked with an asterisk (*) in the following sections of the MD&A represent our disclosures on credit, market and liquidity and funding risks in accordance with IFRS 7, Financial Instruments: Disclosures, and include discussion on how we measure our risks and the objectives, policies and methodologies for managing these risks. Therefore, these shaded text and marked tables represent an integral part of our 2020 Annual Consolidated Financial Statements.

Transactional/positional risk drivers

Credit risk

Credit risk is the risk of loss associated with an obligor’s potential inability or unwillingness to fulfill its contractual obligations on a timely basis and may arise directly from the risk of default of a primary obligor (e.g., issuer, debtor, counterparty, borrower or policyholder), indirectly from a secondary obligor (e.g., guarantor or reinsurer), through off-balance sheet exposures, contingent credit risk, associated credit risk and/or transactional risk. Credit risk includes counterparty credit risk arising from both trading and non-trading activities.

The responsibility for managing credit risk is shared broadly following the three lines of defence governance model. The Board delegates credit risk approval authorities through risk appetites and risk limits to the President & CEO and CRO. Credit transactions in excess of these authorities must be approved by the Risk Committee of the Board. To facilitate day-to-day business activities, the CRO has been empowered to further delegate credit risk approval authorities to individuals within GRM, the business segments, and functional units as necessary.

We balance our risk and return by setting the following objectives for the management of credit risk:

•	Ensuring credit quality is not compromised for growth;
•	Mitigating credit risk in transactions, relationships and portfolios;
•	Using our credit risk rating and scoring systems or other approved credit risk assessment or rating methodologies, policies and tools;
•	Pricing appropriately for the credit risk taken;
•	Detecting and preventing inappropriate credit risk through effective systems and controls;
•	Applying consistent credit risk exposure measurements;

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            61

•	Ongoing credit risk monitoring and administration;
•	Transferring credit risk to third parties where appropriate through approved credit risk mitigation techniques (e.g., sale, hedging, insurance, securitization); and
•	Avoiding activities that are inconsistent with our values, Code of Conduct or policies.

The Enterprise Credit Risk Management Framework (ECRMF) describes the principles, methodologies, systems, roles and responsibilities, reports and controls that exist for managing credit risk within the enterprise. Additional supporting policies exist that are designed to provide further clarification of roles and responsibilities, acceptable practices, limits and key controls within the enterprise.

Credit risk measurement

We quantify credit risk at both the individual obligor and portfolio levels to manage expected credit losses and minimize unexpected losses in order to limit earnings volatility and ensure we are adequately capitalized.

We employ a variety of risk measurement methodologies to measure and quantify credit risk for our wholesale and retail credit portfolios. The wholesale portfolio is comprised of businesses, sovereigns, public sector entities, banks and other financial institutions, as well as certain high net worth individuals and small businesses. The retail portfolio is comprised of residential mortgages, personal loans, credit cards, and small business loans. Our credit risk rating systems are designed to assess and quantify the risk inherent in credit activities in an accurate and consistent manner. The resulting ratings and scores are then used for both client- and transaction-level risk decision-making and as key inputs for our risk measurement and capital calculations.

Measurement of economic and regulatory capital

Economic capital, which is our internal quantification of risks, is used for limit setting. It is also used for internal capital adequacy and allocation of capital to the Insurance segment. Our methodology for allocating capital to our business segments, other than Insurance, is based on regulatory requirements. For further details, refer to the Capital management section.

In measuring credit risk to determine regulatory capital, two principal approaches are available: Internal Ratings Based (IRB) Approach and Standardized Approach.

The Standardized Approach applies primarily to our Caribbean banking operations and City National and is based on risk weights prescribed by OSFI that are used to calculate RWA for credit risk exposure.

The IRB Approach, which applies to most of our credit risk exposures, utilizes three key parameters which form the basis of our credit risk measures for both regulatory and economic capital.

•

Probability of default (PD): An estimated percentage that represents the likelihood of default within a given time period of an obligor for a specific rating grade or for a particular pool of exposure.

•	Exposure at default (EAD): An amount expected to be owed by an obligor at the time of default.
•	Loss given default (LGD): An estimated percentage of EAD that is not expected to be recovered during the collections and recovery process.

These parameters are determined based primarily on historical experience from internal credit risk rating systems in accordance with supervisory standards.

Each credit facility is assigned an LGD rate that is largely driven by factors that impact the extent of losses anticipated in the event the obligor defaults. These factors mainly include seniority of debt, collateral and the industry sector in which the obligor operates. Estimated LGD rates draw primarily on internal loss experiences. Where we have limited internal loss data, we also refer to appropriate external data to supplement the estimation process. LGD rates are estimated to reflect conditions that might be expected to prevail in a period of an economic downturn, with additional conservatism added to reflect data limitations and statistical uncertainties identified in the estimation process.

EAD is estimated based on the current exposure to the obligor and the possible future changes in that exposure driven by factors such as the nature of the credit commitment. As with LGD, rates are estimated to reflect an economic downturn, with added conservatism to reflect data and statistical uncertainties identified in the modelling process.

Estimates of PD, LGD and EAD are reviewed, and then validated and back-tested by an independent validation team within the bank, on an annual basis. In addition, quarterly monitoring and back-testing is performed by the estimation team. These ratings and risk measurements are used to determine our expected losses as well as economic and regulatory capital, setting of risk limits, portfolio management and product pricing.

Financial and regulatory measurement distinctions

Expected loss models are used for both regulatory capital and accounting purposes. Under both models, expected losses are calculated as the product of PD, LGD and EAD. However, there are certain key differences under current Basel and IFRS reporting frameworks which could lead to significantly different expected loss estimates, including:

•

Basel PDs are based on long-run averages over an entire economic cycle. IFRS PDs are based on current conditions, adjusted for estimates of future conditions that will impact PD under probability-weighted macroeconomic scenarios.

•

Basel PDs consider the probability of default over the next 12 months. IFRS PDs consider the probability of default over the next 12 months only for instruments in stage 1. Expected credit losses for instruments in stage 2 are calculated using lifetime PDs.

•

Basel LGDs are based on severe but plausible downturn economic conditions. IFRS LGDs are based on current conditions, adjusted for estimates of future conditions that will impact LGD under probability-weighted macroeconomic scenarios.

For further details, refer to the Critical accounting policies and estimates section.

Gross credit risk exposure

Gross credit risk is categorized as i) lending-related and other credit risk or ii) trading-related credit risk; and is calculated based on the Basel III framework. Under this method, EAD for all lending-related and other credit transactions and trading-related repo-style transactions is calculated before taking into account any collateral and is inclusive of an estimate of

62             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

potential future changes to that credit exposure. EAD for derivatives is calculated inclusive of collateral in accordance with regulatory guidelines.

Lending-related and other credit risk includes:

•

Loans and acceptances outstanding, undrawn commitments, and other exposures, including contingent liabilities such as letters of credit and guarantees, debt securities carried at FVOCI or amortized cost and deposits with financial institutions. Undrawn commitments represent an estimate of the contractual amount that may be drawn upon at the time of default of an obligor.

Trading-related credit risk includes:

•

Repo-style transactions, which include repurchase and reverse repurchase agreements and securities lending and borrowing transactions. For repo-style transactions, gross exposure represents the amount at which securities were initially financed, before taking collateral into account.

•	Derivative amounts which represent the credit equivalent amount, as defined by OSFI as the replacement cost plus an add-on amount for potential future credit exposure, scaled by a regulatory factor.

Credit risk assessment

Wholesale credit risk

The wholesale credit risk rating system is designed to measure the credit risk inherent in our wholesale credit activities.

Each obligor is assigned a borrower risk rating (BRR), reflecting an assessment of the credit quality of the obligor. Each BRR has a PD calibrated against it. The BRR differentiates the riskiness of obligors and represents our evaluation of the obligor’s ability and willingness to meet its contractual obligations on time over a three year time horizon. The assignment of BRRs is based on the evaluation of the obligor’s business risk and financial risk through fundamental credit analysis, as well as data-driven modelling. The determination of the PD associated with each BRR relies primarily on internal default history since 2006. PD estimates are designed to be a long-run average of our experience across the economic cycle in accordance with regulatory guidelines.

Our rating system is designed to stratify obligors into 22 grades. The following table aligns the relative rankings of our 22-grade internal risk ratings with the external ratings used by S&P and Moody’s.

Internal ratings map*	Table 41

PD Bands

Ratings	Business and Bank	Sovereign	BRR	S&P	Moody’s	Description
1	0.0000% – 0.0300%	0.0000% – 0.0150%	1+	AAA	Aaa	Investment Grade
2	0.0000% – 0.0300%	0.0151% – 0.0250%	1H	AA+	Aa1
3	0.0000% – 0.0350%	0.0251% – 0.0350%	1M	AA	Aa2
4	0.0351% – 0.0475%		1L	AA-	Aa3
5	0.0476% – 0.0650%		2+H	A+	A1
6	0.0651% – 0.0875%		2+M	A	A2
7	0.0876% – 0.1150%		2+L	A-	A3
8	0.1151% – 0.1475%		2H	BBB+	Baa1
9	0.1476% – 0.1925%		2M	BBB	Baa2
10	0.1926% – 0.3170%		2L	BBB-	Baa3
11	0.3171% – 0.5645%		2-H	BB+	Ba1	Non-investment Grade
12	0.5646% – 0.9360%		2-M	BB	Ba2
13	0.9361% – 1.5380%		2-L	BB-	Ba3
14	1.5381% – 2.3030%		3+H	B+	B1
15	2.3031% – 3.3460%		3+M	B	B2
16	3.3461% – 6.7890%		3+L	B-	B3
17	6.7891% – 10.2880%		3H	CCC+	Caa1
18	10.2881% – 13.0635%		3M	CCC	Caa2
19	13.0636% – 22.1820%		3L	CCC-	Caa3
20	22.1821% – 99.9990%		4	CC	Ca
21	100%		5	D	C	Impaired
22	100%		6	D	C

*	This table represents an integral part of our 2020 Annual Consolidated Financial Statements.

Counterparty credit risk

Counterparty credit risk is the risk that a party with whom the bank has entered into a financial or non-financial contract will fail to fulfill its contractual agreement and default on its obligation. It incorporates not only the contract’s current value, but also considers how that value can move as market conditions change. Counterparty credit risk usually arises from trading-related derivative and repo-style transactions. Derivative transactions include forwards, futures, swaps and options, and can have underlying references that are either financial (e.g., interest rate, foreign exchange, credit, or equity) or non-financial (e.g., precious metal and commodities). For further details on our derivative instruments and credit risk mitigation, refer to Note 8 of our 2020 Annual Consolidated Financial Statements.

Trading counterparty credit activities are undertaken in a manner consistent with the relevant requirements under the ECRMF and the Enterprise Market Risk Management Framework (EMRMF), in line with our credit risk management policy documents and with approval in accordance with the appropriate delegated authorities.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            63

The primary risk mitigation techniques for trading counterparty credit risk are close-out netting and collateralization. Close-out netting considers the net value of contractual obligations between counterparties in a default situation, thereby reducing overall credit exposure. Collateralization is when a borrower pledges assets as security, which provides recourse to the lender in the event of default. The policies that we maintain in relation to the recognition of risk mitigation from these techniques incorporate such considerations as:

•	The use of standardized agreements such as the International Swaps and Derivatives Association Master Agreement and Credit Support Annex;
•	Restricting eligible collateral to high quality liquid assets, primarily cash and highly-rated government securities, subject to appropriate haircuts; and
•	The use of initial margin and variation margin arrangements in accordance with regulatory requirements and internal risk standards.

Similarly, for securities finance and repurchase trading activity we mitigate counterparty credit risk via the use of standardized securities finance agreements, and by taking collateral generally in the form of eligible liquid securities.

We also mitigate counterparty credit risk through the use of central counterparties (CCPs). These highly-regulated entities intermediate trades between participating bilateral counterparties and mitigate credit risk through the use of initial and variation margin and the ability to net offsetting trades amongst participants. The specific structure and capitalization, including contingent capital arrangements, of individual CCPs are analyzed as part of assigning an internal counterparty credit risk rating and determining appropriate counterparty credit risk limits.

Wrong-way risk

Wrong-way risk is the risk that exposure to a counterparty is adversely correlated with the credit quality of that counterparty. There are two types of wrong-way risk:

•

Specific wrong-way risk, which exists when our exposure to a particular counterparty is positively correlated with the PD of the counterparty due to the nature of our transactions with them (e.g., loans collateralized by shares or debt issued by the counterparty or a related party). Specific wrong-way risk over-the-counter (OTC) derivative trades are done on an exception basis only, and are permitted only when explicitly pre-approved by GRM. Factors considered in reviewing such trades include the credit quality of the counterparty, the nature of the asset(s) underlying the derivative and the existence of credit mitigation.

•

General wrong-way risk, which exists when there is a positive correlation between the PD of the counterparties and general macroeconomic or market factors. This typically occurs with derivatives (e.g., the size of the exposure increases) or with collateralized transactions (e.g., the value of the collateral declines). We monitor general wrong-way counterparty credit risk using a variety of metrics including stress scenarios, investment strategy concentration, the ability of counterparties to generate cash and liquidity, liquidity of the collateral and terms of financing.

Retail credit risk

Credit scoring is the primary risk rating system for assessing obligor and transaction risk for retail exposures. Scoring models use internal and external data to assess and score borrowers, predict future performance and manage limits for existing loans and collection activities. Credit scores are one of the factors employed in the acquisition of new clients and management of existing clients. The credit score of the borrower is used to assess the predicted credit risk for each independent acquisition or account management action, leading to an automated decision or guidance for an adjudicator. Credit scoring improves credit decision quality, adjudication timeframes and consistency in the credit decision process and facilitates risk-based pricing. Since the onset of COVID-19, we adapted our retail credit risk methodology by enhancing our product level credit strategies with advanced analytics and portfolio monitoring.

To arrive at a retail risk rating, borrower scores are categorized and associated with PDs for further grouping into risk rating categories. The following table approximates the mapping of PD bands to various summarized risk levels for retail exposures:

Internal ratings map*	Table 42

PD bands	Description
0.030% – 1.828%	Low risk
1.829% – 5.670%	Medium risk
5.671% – 99.99%	High risk
100%	Impaired/Default

*	This table represents an integral part of our 2020 Annual Consolidated Financial Statements.

Credit risk mitigation

We seek to reduce our exposure to credit risk through a variety of means, including the structuring of transactions and the use of collateral.

Structuring of transactions

Specific credit policies and procedures set out the requirements for structuring transactions. Risk mitigants include the use of guarantees, collateral, seniority, loan-to-value requirements and covenants. Product-specific guidelines set out appropriate product structuring as well as client and guarantor criteria.

Collateral

When we advance credit, we often require obligors to pledge collateral as security. The extent of risk mitigation provided by collateral depends on the amount, type and quality of the collateral taken. Specific requirements relating to collateral valuation and management are set out in our credit risk management policies.

64             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

The types of collateral used to secure credit or trading facilities within the bank are varied. For example, our securities financing and collateralized OTC derivatives activities are primarily secured by cash and highly-rated liquid government and agency securities. Wholesale lending to business clients is often secured by pledges of the assets of the business, such as accounts receivable, inventory, operating assets and commercial real estate. In Canadian Banking and Wealth Management, collateral typically consists of a pledge over a real estate property, or a portfolio of debt securities and equities trading on a recognized exchange.

•   We employ a risk-based approach to property valuation. Property valuation methods include automated valuation models (AVM) and appraisals. An AVM is a tool that estimates the value of a property by reference to market data including sales of comparable properties and price trends specific to the Metropolitan Statistical Area in which the property being valued is located. Using a risk-based approach, we also employ appraisals which can include drive-by or full on-site appraisals.

•    We continue to actively manage our entire mortgage portfolio and perform stress testing, based on a combination of increasing unemployment, rising interest rates and a downturn in real estate markets.

•    We are compliant with regulatory requirements that govern residential mortgage underwriting practices, including loan-to-value parameters and property valuation requirements.

There were no significant changes regarding our risk management policies on collateral or to the quality of the collateral held during the period.

Credit risk approval

The Board, GE, GRC and other senior management committees work together to ensure the ECRMF and supporting policies, processes and procedures exist to manage credit risk and approve related credit risk limits. Reports are provided to the Board, the GRC, and senior executives to keep them informed of our risk profile, including significant credit risk issues, shifts in exposures and trending information, to ensure appropriate and timely actions can be taken where necessary. Our enterprise-wide credit risk policies set out the minimum requirements for the management of credit risk in a variety of borrower, transactional and portfolio management contexts.

Transaction approval

Credit transactions are governed by our RBC Enterprise Policy on Risk Limits and Risk Approval Authorities that captures the limits delegated to management and the credit rules policy, which outlines the minimum standards for managing credit risk at the individual client relationship and/or transaction level. The credit rules policy is further supported by business and/or product-specific policies and guidelines as appropriate. Transaction approvals are subject to delegated approval authorities and if they exceed senior management’s authorities the approval of the Risk Committee of the Board is required.

Product approval

Proposals for credit products and services are comprehensively reviewed and approved under a risk assessment framework and are subject to approval authorities which increase as the level of risk increases. New and amended products must be reviewed relative to all risk drivers, including credit risk. All existing products must be reviewed following a risk-based assessment approach on a regular basis.

Credit risk limits

•   Credit risk authorities are delegated by the Board and take into account both regulatory constraints and internal risk management judgment. Limits are established at the following levels: single name limits, regional, country and industrial sector limits (notional and economic capital), regulatory large exposure limits, product and portfolio limits, and underwriting and distribution risk limits. These limits apply across all businesses, portfolios, transactions and products.

•   We actively manage credit exposures and limits to ensure alignment with our risk appetite, to maintain our target business mix and to ensure that there is no undue concentration risk.

•   Concentration risk is defined as the risk arising from large exposures that are highly correlated such that their ability to meet contractual obligations could be similarly affected by changes in economic, political or other risk drivers.

•   Credit concentration limits are reviewed on a regular basis after taking into account business, economic, financial and regulatory environments.

Credit risk administration

Loan forbearance

In our overall management of borrower relationships, economic or legal reasons may necessitate forbearance to certain clients with respect to the original terms and conditions of their loans. We have specialized groups and formalized policies that direct the management of delinquent or defaulted borrowers. We strive to identify borrowers in financial difficulty early and modify their loan terms to maximize collection and to avoid foreclosure, repossession, or other legal remedies. In these circumstances, a borrower may be granted concessions that would not otherwise be considered. Examples of such concessions to retail borrowers may include rate reduction, payment deferral, principal forgiveness and term extensions. Concessions to wholesale borrowers may include payment deferral, restructuring the agreements, modifying the original terms of the agreement and/or relaxation of covenants. For both retail and wholesale loans, the appropriate remediation techniques are based on the individual borrower’s situation, our policy and the customer’s willingness and capacity to meet the new arrangement.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            65

Credit risk exposure by portfolio, sector and geography

The following table presents our credit risk exposures under the Basel regulatory defined classes and reflects EAD. The classification of our sectors aligns with our view of credit risk by industry.

Credit risk exposure by portfolio, sector and geography	Table 43

	As at

	October 31 2020						October 31 2019
	Credit risk (1)			Counterparty credit risk (2)			Credit risk (1)			Counterparty credit risk (2)
(Millions of Canadian dollars)	On-balance sheet amount	Off-balance sheet amount (3)		Repo-style transactions	Derivatives	Total exposure	On-balance sheet amount	Off-balance sheet amount (3)		Repo-style transactions	Derivatives	Total exposure
		Undrawn	Other (4)					Undrawn	Other (4)
Retail
Residential secured (5)	$338,653	$88,728	$–	$–	$–	$427,381	$316,047	$64,825	$–	$–	$–	$380,872
Qualifying revolving (6)	24,328	67,779	–	–	–	92,107	26,834	73,530	–	–	–	100,364
Other retail	68,325	14,183	67	–	–	82,575	61,095	13,927	72	–	–	75,094
Total retail	$431,306	$170,690	$67	$–	$–	$602,063	$403,976	$152,282	$72	$–	$–	$556,330
Wholesale
Agriculture	$9,560	$1,854	$34	$–	$108	$11,556	$9,084	$1,744	$46	$–	$79	$10,953
Automotive	8,410	7,564	289	–	791	17,054	9,710	6,990	298	–	1,217	18,215
Banking	39,228	1,501	562	42,745	19,891	103,927	45,444	1,857	615	46,601	17,908	112,425
Consumer discretionary	14,436	9,303	510	–	649	24,898	15,972	8,641	766	–	533	25,912
Consumer staples	6,069	6,945	538	–	1,252	14,804	5,346	8,543	518	–	1,116	15,523
Oil & gas	7,800	10,779	1,600	–	2,492	22,671	8,165	10,661	1,390	–	1,551	21,767
Financial services	32,853	22,257	3,256	109,772	21,162	189,300	30,194	21,023	2,749	118,239	16,688	188,893
Financing products	3,755	1,098	522	90	1,055	6,520	667	848	516	81	1,146	3,258
Forest products	1,155	851	125	–	41	2,172	1,468	688	97	–	27	2,280
Governments	245,204	4,727	1,624	43,806	6,963	302,324	105,011	8,120	1,432	8,228	7,214	130,005
Industrial products	6,962	9,397	723	–	801	17,883	7,793	8,237	565	–	644	17,239
Information technology	4,632	5,073	257	13	3,898	13,873	4,604	5,704	229	9	2,355	12,901
Investments	17,636	2,963	437	13	230	21,279	16,507	2,722	398	9	309	19,945
Mining & metals	1,692	3,930	979	–	338	6,939	1,698	4,209	878	–	227	7,012
Public works & infrastructure	1,345	2,007	340	–	239	3,931	1,738	1,769	397	–	192	4,096
Real estate & related	72,006	13,729	1,573	–	1,180	88,488	61,178	12,372	1,374	–	728	75,652
Other services	24,965	12,285	1,336	5	1,857	40,448	25,528	11,811	1,148	35	1,645	40,167
Telecommunication & media	4,987	7,451	83	–	1,752	14,273	4,855	9,645	109	–	1,872	16,481
Transportation	7,492	5,612	1,533	–	1,714	16,351	5,390	6,557	2,141	–	1,844	15,932
Utilities	8,739	18,705	3,849	–	3,852	35,145	9,189	19,233	4,266	–	3,347	36,035
Other sectors	1,699	647	1	17	9,291	11,655	1,677	382	2	8	19,904	21,973
Total wholesale	$520,625	$148,678	$20,171	$196,461	$79,556	$965,491	$371,218	$151,756	$19,934	$173,210	$80,546	$796,664
Total exposure (7)	$951,931	$319,368	$20,238	$196,461	$79,556	$1,567,554	$775,194	$304,038	$20,006	$173,210	$80,546	$1,352,994
By geography (8)
Canada	$688,813	$247,258	$10,887	$85,735	$31,490	$1,064,183	$551,503	$224,258	$9,890	$65,915	$37,273	$888,839
U.S.	188,791	54,101	8,086	53,445	21,390	325,813	149,514	58,344	8,694	55,391	17,387	289,330
Europe	40,331	15,450	1,131	43,287	21,537	121,736	41,860	18,600	1,258	40,529	21,644	123,891
Other International	33,996	2,559	134	13,994	5,139	55,822	32,317	2,836	164	11,375	4,242	50,934
Total exposure (7)	$951,931	$319,368	$20,238	$196,461	$79,556	$1,567,554	$775,194	$304,038	$20,006	$173,210	$80,546	$1,352,994

(1)	EAD for standardized exposures are reported net of allowance for impaired assets and EAD for IRB exposures are reported gross of all allowance for credit losses and partial write-offs as per regulatory definitions.
(2)	Counterparty credit risk EAD reflects exposure amounts after netting. Collateral is included in EAD for repo-style transactions to the extent allowed by regulatory guidelines. Exchange traded derivatives are included in Other sectors.
(3)	EAD for undrawn credit commitments and other off-balance sheet amounts are reported after the application of credit conversion factors.
(4)	Includes other off-balance sheet exposures such as letters of credit and guarantees.
(5)	Includes residential mortgages and home equity lines of credit.
(6)	Includes credit cards, unsecured lines of credit and overdraft protection products.
(7)	Excludes securitization, banking book equities and other assets not subject to the standardized or IRB approach as well as exposures from the Paycheck Protection Program (PPP) instituted by the U.S. government in Q2 2020. For further details on the PPP, refer to the Significant developments: COVID-19 section.
(8)	Geographic profile is based on country of residence of the borrower.

2020 vs. 2019

Total credit risk exposure increased $215 billion or 16% from last year, primarily due to higher deposits with the Bank of Canada, volume growth in loans and acceptances in our retail and wholesale portfolios, an increase in securities and higher repo-style transactions.

Retail exposure increased $46 billion or 8%, primarily driven by volume growth in the residential secured portfolio.

Wholesale exposure increased $169 billion or 21%, mainly due to higher deposits with the Bank of Canada, higher government debt securities and repo-style transactions, largely driven by our cash and liquidity management activities. Volume growth in loans and acceptances also contributed to the increase.

The geographic mix of our credit risk exposure changed slightly from the prior year. Our exposure in Canada, the U.S., Europe and Other International was 68%, 21%, 8%, and 3%, respectively (October 31, 2019 – 66%, 21%, 9% and 4%, respectively).

Our exposure in Canada increased $175 billion or 20% compared to the prior year, largely due to higher deposits with the Bank of Canada driven by our cash and liquidity management activities and volume growth in the residential secured portfolio.

Our exposure in the U.S. increased $37 billion or 13% compared to the prior year, mainly due to an increase in securities and volume growth in loans and acceptances.

Our exposure in Europe decreased $2 billion or 2% compared to the prior year.

Our exposure in Other International increased $5 billion or 10% compared to the prior year, largely due to an increase in securities and higher repo-style transactions.

66             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

Net European exposure by country and client type (1), (2)	Table 44

	As at
	October 31 2020								October 31 2019
	Asset type				Client type
(Millions of Canadian dollars)	Loans Outstanding	Securities (3)	Repo-style transactions	Derivatives	Financials	Sovereign	Corporate	Total	Total
U.K.	$9,417	$10,114	$592	$4,834	$13,207	$2,579	$9,171	$24,957	$23,487
Germany	2,247	7,785	22	177	5,112	2,548	2,571	10,231	7,227
France	1,498	2,546	18	380	1,256	2,072	1,114	4,442	9,211
Total U.K., Germany, France	$13,162	$20,445	$632	$5,391	$19,575	$7,199	$12,856	$39,630	$39,925
Ireland	$761	$21	$376	$50	$631	$1	$576	$1,208	$1,467
Italy	114	114	–	17	55	82	108	245	821
Portugal	–	10	–	–	–	–	10	10	67
Spain	266	215	2	37	109	21	390	520	520
Total peripheral	$1,141	$360	$378	$104	$795	$104	$1,084	$1,983	$2,875
Luxembourg	$2,696	$6,930	$38	$60	$1,887	$6,425	$1,412	$9,724	$11,723
Netherlands	1,406	754	22	216	607	7	1,784	2,398	2,250
Norway	114	1,433	28	31	1,394	57	155	1,606	2,553
Sweden	153	1,747	–	20	863	910	147	1,920	2,225
Switzerland	827	5,239	149	192	562	5,031	814	6,407	5,308
Other	2,169	2,045	88	170	1,404	1,095	1,973	4,472	4,818
Total other Europe	$7,365	$18,148	$325	$689	$6,717	$13,525	$6,285	$26,527	$28,877
Net exposure to Europe (4), (5)	$21,668	$38,953	$1,335	$6,184	$27,087	$20,828	$20,225	$68,140	$71,677

(1)	Geographic profile is based on country of risk, which reflects our assessment of the geographic risk associated with a given exposure. Typically, this is the residence of the borrower.
(2)	Exposures are calculated on a fair value basis and net of collateral, which includes $137.7 billion against repo-style transactions (October 31, 2019 – $120.5 billion) and $13.5 billion against derivatives (October 31, 2019 – $11.4 billion).
(3)	Securities include $5.3 billion of trading securities (October 31, 2019 – $9.4 billion), $19.1 billion of deposits (October 31, 2019 – $22.5 billion), and $14.6 billion of debt securities carried at FVOCI (October 31, 2019 – $12.9 billion).
(4)	Excludes $2.5 billion (October 31, 2019 – $1.5 billion) of exposures to supranational agencies, predominately in Luxembourg.
(5)	Reflects $1.4 billion of mitigation through credit default swaps, which are largely used to hedge single name exposures and market risk (October 31, 2019 – $1.0 billion).

2020 vs. 2019

Net credit risk exposure to Europe decreased $3.5 billion or 5% from last year, mainly driven by lower trading securities across most of Europe. Lower deposits with central banks in France and Luxembourg, partially offset by higher deposits with central banks in Switzerland and the U.K. also contributed to the decrease. These factors were partially offset by volume growth in loans, mainly in Germany, the U.K., and France.

Our European corporate loan book is managed on a global basis with underwriting standards reflecting the same approach to the use of our balance sheet as we have applied in both Canada and the U.S. PCL on loans during the year was $303 million. GIL was $206 million with a GIL ratio of 95 bps, up 51 bps from last year, across a few sectors including the oil & gas sector.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            67

Residential mortgages and home equity lines of credit (insured vs. uninsured)

Residential mortgages and home equity lines of credit are secured by residential properties. The following table presents a breakdown by geographic region.

Residential mortgages and home equity lines of credit	Table 45

	As at October 31, 2020
(Millions of Canadian dollars, except percentage amounts)	Residential mortgages					Home equity lines of credit
	Insured (1)		Uninsured		Total	Total
Region (2)
Canada
Atlantic provinces	$8,181	51%	$7,824	49%	$16,005	$1,684
Quebec	13,265	36	24,059	64	37,324	3,300
Ontario	37,779	26	110,247	74	148,026	16,147
Alberta	21,245	52	19,300	48	40,545	5,830
Saskatchewan and Manitoba	9,350	48	10,163	52	19,513	2,148
B.C. and territories	14,491	25	43,383	75	57,874	7,926
Total Canada (3)	$104,311	33%	$214,976	67%	$319,287	$37,035
U.S. (4)	1	–	20,331	100	20,332	1,651
Other International (4)	–	–	2,978	100	2,978	1,282
Total International	$1	–%	$23,309	100%	$23,310	$2,933
Total	$104,312	30%	$238,285	70%	$342,597	$39,968

	As at October 31, 2019
(Millions of Canadian dollars, except percentage amounts)	Residential mortgages					Home equity lines of credit
	Insured (1)		Uninsured		Total	Total
Region (2)
Canada
Atlantic provinces	$7,715	52%	$7,169	48%	$14,884	$1,838
Quebec	12,385	36	22,091	64	34,476	3,512
Ontario	36,195	28	92,947	72	129,142	16,585
Alberta	20,688	53	18,143	47	38,831	6,324
Saskatchewan and Manitoba	8,951	49	9,238	51	18,189	2,363
B.C. and territories	14,711	28	37,534	72	52,245	8,267
Total Canada (3)	$100,645	35%	$187,122	65%	$287,767	$38,889
U.S. (4)	1	–	17,011	100	17,012	1,652
Other International (4)	5	–	3,307	100	3,312	1,373
Total International	$6	–%	$20,318	100%	$20,324	$3,025
Total	$100,651	33%	$207,440	67%	$308,091	$41,914

(1)	Insured residential mortgages are mortgages whereby our exposure to default is mitigated by insurance through CMHC or other private mortgage default insurers.
(2)	Region is based upon the address of the property mortgaged. The Atlantic provinces are comprised of Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick, and B.C. and territories are comprised of British Columbia, Nunavut, Northwest Territories and Yukon.
(3)	Total consolidated residential mortgages in Canada of $319 billion (October 31, 2019 – $288 billion) is largely comprised of $291 billion (October 31, 2019 – $263 billion) of residential mortgages and $10 billion (October 31, 2019 – $7 billion) of mortgages with commercial clients, of which $7 billion (October 31, 2019 – $4 billion) are insured mortgages, both in Canadian Banking, and $18 billion (October 31, 2019 – $18 billion) of residential mortgages in Capital Markets held for securitization purposes.
(4)	Home equity lines of credit include term loans collateralized by residential mortgages.

Home equity lines of credit are uninsured and reported within the personal loan category. As at October 31, 2020, home equity lines of credit in Canadian Banking were $37 billion (October 31, 2019 – $39 billion).

68             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

Residential mortgages portfolio by amortization period

The following table provides a summary of the percentage of residential mortgages that fall within the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments.

Residential mortgages portfolio by amortization period	Table 46

	As at
	October 31 2020			October 31 2019

	Canada	U.S. and other International	Total	Canada	U.S. and other International	Total
Amortization period
≤ 25 years	77%	35%	74%	72%	38%	70%
> 25 years ≤ 30 years	22	65	25	24	62	26
> 30 years ≤ 35 years	1	–	1	3	–	3
> 35 years	–	–	–	1	–	1
Total	100%	100%	100%	100%	100%	100%

Average loan-to-value (LTV) ratios

The following table provides a summary of our average LTV ratio for newly originated and acquired uninsured residential mortgages and RBC Homeline Plan® products by geographic region:

Average LTV ratio	Table 47

	For the year ended
	October 31 2020		October 31 2019
	Uninsured		Uninsured

	Residential mortgages (1)	RBC Homeline Plan® products (2)	Residential mortgages (1)	RBC Homeline Plan® products (2)
Region (3)
Atlantic provinces	74%	75%	74%	74%
Quebec	73	73	72	73
Ontario	71	68	70	68
Alberta	73	72	73	72
Saskatchewan and Manitoba	74	75	74	74
B.C. and territories	69	66	68	65
U.S.	72	n.m.	74	n.m.
Other International	69	n.m.	71	n.m.
Average of newly originated and acquired for the period (4), (5)	71%	69%	71%	69%
Total Canadian Banking residential mortgages portfolio (6)	57%	49%	57%	50%

(1)	Residential mortgages exclude residential mortgages within the RBC Homeline Plan® products.
(2)	RBC Homeline Plan® products are comprised of both residential mortgages and home equity lines of credit.
(3)	Region is based upon address of the property mortgaged. The Atlantic provinces are comprised of Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick, and B.C. and territories are comprised of British Columbia, Nunavut, Northwest Territories and Yukon.
(4)	The average LTV ratio for newly originated and acquired uninsured residential mortgages and RBC Homeline Plan® products is calculated on a weighted basis by mortgage amounts at origination.
(5)	For newly originated mortgages and RBC Homeline Plan® products, LTV is calculated based on the total facility amount for the residential mortgage and RBC Homeline Plan® product divided by the value of the related residential property.
(6)	Weighted by mortgage balances and adjusted for property values based on the Teranet – National Bank National Composite House Price Index.
n.m.	not meaningful

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            69

Credit quality performance

The following credit quality performance tables and analysis provide information on loans, which represents loans, acceptances and commitments, and other financial assets.

Provision for credit losses	Table 48

	For the year ended
(Millions of Canadian dollars, except percentage amounts)	October 31 2020	October 31 2019
Personal & Commercial Banking	$2,875	$1,470
Wealth Management	212	117
Capital Markets	1,140	304
Corporate Support and other	4	–
PCL – Loans	$4,231	$1,891
PCL – Other financial assets	120	(27)
Total PCL	$4,351	$1,864
PCL on loans is comprised of:
Retail	$1,071	$133
Wholesale	1,560	67
PCL on performing loans	$2,631	$200
Retail	$937	$1,092
Wholesale	663	599
PCL on impaired loans	$1,600	$1,691
PCL – Loans	$4,231	$1,891
PCL on loans as a % of average net loans and acceptances	0.63%	0.31%
PCL on impaired loans as a % of average net loans and acceptances	0.24%	0.27%

Additional information by geography (1)
Canada
Residential mortgages	$35	$32
Personal	395	488
Credit cards	471	505
Small business	49	36
Retail	$950	$1,061
Wholesale	163	292
PCL on impaired loans	$1,113	$1,353
U.S.
Retail	$5	$12
Wholesale	377	223
PCL on impaired loans	$382	$235
Other International
Retail	$(18)	$19
Wholesale	123	84
PCL on impaired loans	$105	$103
PCL on impaired loans	$1,600	$1,691

(1)	Geographic information is based on residence of the borrower.

2020 vs. 2019

Total PCL was $4,351 million. PCL on loans of $4,231 million increased $2,340 million, or 124% from the prior year, due to higher provisions primarily in Personal & Commercial Banking, Capital Markets and Wealth Management. The PCL on loans ratio of 63 bps increased 32 bps.

PCL on performing loans of $2,631 million increased $2,431 million, primarily reflecting higher provisions in Personal & Commercial Banking, Capital Markets and Wealth Management due to the impact of the COVID-19 pandemic.

PCL on impaired loans of $1,600 million decreased $91 million or 5%, primarily due to lower provisions in Personal & Commercial Banking, partially offset by higher provisions in Capital Markets.

PCL on other financial assets of $120 million, compared to $(27) million in the prior year, largely reflecting higher provisions in Capital Markets due to the impact of the COVID-19 pandemic, while the prior year reflected recoveries in Personal & Commercial Banking, mainly due to favourable parameter updates.

PCL on loans in Personal & Commercial Banking increased $1,405 million, largely reflecting higher provisions on performing loans in our Canadian Banking and Caribbean Banking portfolios primarily as a result of unfavourable changes in both macroeconomic factors and our credit quality outlook due to the impact of the COVID-19 pandemic. These factors were partially offset by lower provisions on impaired loans in our Canadian Banking commercial and retail portfolios due to the impact of the COVID-19 related government support and payment deferral programs.

70             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

PCL on loans in Wealth Management increased $95 million, primarily in U.S. Wealth Management (including City National), largely reflecting higher provisions on performing loans as a result of unfavourable changes in both macroeconomic factors and our credit quality outlook due to the impact of the COVID-19 pandemic.

PCL on loans in Capital Markets increased $836 million, largely reflecting higher provisions on performing loans due to unfavourable changes in our credit quality outlook and macroeconomic factors due to the impact of the COVID-19 pandemic. Higher provisions on impaired loans also contributed to the increase, largely due to provisions taken in the oil & gas sector, reflecting pressure on oil prices, and provisions taken in the consumer discretionary and other services sectors in the current year. This was partially offset by higher provisions taken in the industrial products and utilities sectors in the prior year.

Gross impaired loans (GIL)	Table 49

	As at and for the year ended
(Millions of Canadian dollars, except percentage amounts)	October 31 2020	October 31 2019
Personal & Commercial Banking	$1,645	$1,712
Wealth Management	345	266
Capital Markets	1,205	998
Corporate Support and other	–	–
Total GIL	$3,195	$2,976
Canada (1)
Retail	$692	$788
Wholesale	754	678
GIL	1,446	1,466
U.S. (1)
Retail	$32	$36
Wholesale	1,039	869
GIL	1,071	905
Other International (1)
Retail	$216	$272
Wholesale	462	333
GIL	678	605
Total GIL	$3,195	$2,976
Impaired loans, beginning balance	$2,976	$2,183
Classified as impaired during the period (new impaired) (2)	3,837	3,749
Net repayments (2)	(1,498)	(657)
Amounts written off	(1,681)	(1,776)
Other (2), (3)	(439)	(523)
Impaired loans, balance at end of period	$3,195	$2,976
GIL as a % of related loans and acceptances
Total GIL as a % of related loans and acceptances	0.47%	0.46%
Personal & Commercial Banking	0.33%	0.37%
Canadian Banking	0.26%	0.29%
Caribbean Banking	4.59%	5.05%
Wealth Management	0.41%	0.39%
Capital Markets	1.22%	1.02%

(1)	Geographic information is based on residence of the borrower.
(2)	Certain GIL movements for Canadian Banking retail and wholesale portfolios are generally allocated to new impaired, as Net repayments and certain Other movements are not reasonably determinable. Certain GIL movements for Caribbean Banking retail and wholesale portfolios are generally allocated to Net repayments and new impaired, as Net repayments and certain Other movements are not reasonably determinable.
(3)	Includes return to performing status during the period, recoveries of loans and advances previously written off, sold, and foreign exchange translation and other movements.

2020 vs. 2019

Total GIL of $3,195 million increased $219 million or 7% from the prior year, and the total GIL ratio of 47 bps increased 1 bp, reflecting higher impaired loans in Capital Markets and Wealth Management, partially offset by lower impaired loans in Personal & Commercial Banking.

GIL in Personal & Commercial Banking decreased $67 million or 4%, largely due to lower impaired loans in our Canadian Banking retail portfolios, reflecting the impact of the COVID-19 related government support and payment deferral programs, and lower impaired loans in our Caribbean Banking portfolios. These factors were partially offset by higher impaired loans in our Canadian Banking commercial portfolios, mainly in the real estate and related and consumer discretionary sectors.

GIL in Wealth Management increased $79 million or 30%, reflecting higher impaired loans in U.S. Wealth Management (including City National) and International Wealth Management, in the consumer staples sector and investments sector, respectively.

GIL in Capital Markets increased $207 million or 21%, mainly due to higher impaired loans in the transportation, other services and consumer discretionary sectors, partially offset by lower impaired loans in the utilities sector.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            71

Allowance for credit losses	Table 50

	As at
(Millions of Canadian dollars)	October 31 2020	October 31 2019
Personal & Commercial Banking	$4,424	$2,710
Wealth Management	404	252
Capital Markets	1,281	455
Corporate Support and other	6	2
ACL on loans	$6,115	$3,419
ACL on other financial assets	147	45
Total ACL	$6,262	$3,464
ACL on loans is comprised of:
Retail	$2,932	$1,886
Wholesale	2,234	701
ACL on performing loans	$5,166	$2,587
ACL on impaired loans	$949	$832

Additional information by geography (1)
Canada
Retail	$164	$187
Wholesale	220	172
ACL on impaired loans	$384	$359
U.S.
Retail	$1	$1
Wholesale	267	141
ACL on impaired loans	$268	$142
Other International
Retail	$116	$156
Wholesale	181	175
ACL on impaired loans	$297	$331
ACL on impaired loans	$949	$832

(1)	Geographic information is based on residence of the borrower.

2020 vs. 2019

Total ACL of $6,262 million increased $2,798 million or 81% from the prior year, primarily reflecting an increase of $2,696 million in ACL on loans.

ACL on performing loans of $5,166 million increased $2,579 million from the prior year, primarily reflecting higher ACL in Personal & Commercial Banking, Capital Markets and Wealth Management due to the impact of the COVID-19 pandemic.

ACL on impaired loans of $949 million increased $117 million from the prior year, primarily due to higher ACL in Capital Markets, partially offset by lower ACL in Personal & Commercial Banking.

72             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

Market risk

Market risk is defined to be the impact of market prices upon our financial condition. This includes potential gains or losses due to changes in market determined variables such as interest rates, credit spreads, equity prices, commodity prices, foreign exchange rates and implied volatilities.

The measures of financial condition impacted by market risk are as follows:

1.	Positions whose revaluation gains and losses are reported in Revenue, which includes:
a)	Changes in the fair value of instruments classified or designated as FVTPL, and
b)	Hedge ineffectiveness.

2.	CET1 capital, which includes:
a)	All of the above, plus
b)	Changes in the fair value of FVOCI securities where revaluation gains and losses are reported as OCI,
c)	Changes in the Canadian dollar value of investments in foreign subsidiaries, net of hedges, due to foreign exchange translation, and
d)	Changes in the fair value of employee benefit plan deficits.

3.	CET1 ratio, which includes:
a)	All of the above, plus
b)	Changes in RWA resulting from changes in traded market risk factors, and
c)	Changes in the Canadian dollar value of RWA due to foreign exchange translation.

4.	The economic value of the Bank, which includes:
a)	Points 1 and 2 above, plus
b)	Changes in the economic value of other non-trading positions, net interest income, and fee based income, as a result of changes in market risk factors.

Market risk controls – FVTPL positions

As an element of the ERAF, the Board approves our overall market risk constraints. GRM creates and manages the control structure for FVTPL positions which ensures that business is conducted on a basis consistent with Board requirements. The Market and Trading Credit Risk function within GRM is responsible for creating and managing the controls and governance procedures that ensure that risk taken is consistent with risk appetite constraints set by the Board. These controls include limits on probabilistic measures of potential loss such as Value-at-Risk, Stressed Value-at-Risk and Incremental Risk Charge as defined below:

Value-at-Risk (VaR) is a statistical measure of potential loss for a financial portfolio computed at a given level of confidence and over a defined holding period. We measure VaR at the 99th percentile confidence level for price movements over a one-day holding period using historic simulation of the last two years of equally weighted historic market data. These calculations are updated daily with current risk positions, with the exception of certain less material positions that are not actively traded and are updated on at least a monthly basis.

Stressed Value-at-Risk (SVaR) is calculated in an identical manner as VaR with the exception that it is computed using a fixed historical one-year period of extreme volatility and its inverse rather than the most recent two-year history. The stress period used was updated in early Q3 2020 from the 2008/2009 period covering the Global Financial Crisis to a one-year period covering the market volatility observed during Q2 2020. SVaR is calculated daily for all portfolios, with the exception of certain less material positions that are not actively traded and are updated on at least a monthly basis.

VaR and SVaR are statistical estimates based on historical market data and should be interpreted with knowledge of their limitations, which include the following:

•   VaR and SVaR will not be predictive of future losses if the realized market movements differ significantly from the historical periods used to compute them.

•   VaR and SVaR project potential losses over a one-day holding period and do not project potential losses for risk positions held over longer time periods.

•   VaR and SVaR are measured using positions at close of business and do not include the impact of trading activity over the course of a day.

We validate our VaR and SVaR measures through a variety of means – including subjecting the models to vetting and validation by a group independent of the model developers and by back-testing the VaR against daily marked-to-market revenue to identify and examine events in which actual outcomes in trading revenue exceed the VaR projections.

Incremental Risk Charge (IRC) captures the risk of losses under default or rating changes for issuers of certain traded fixed income instruments. IRC is measured over a one year horizon at a 99.9% confidence level, and captures different liquidity horizons for instruments and concentrations in issuers under a constant level of risk assumption. Changes in measured risk levels are primarily associated with changes in inventory from the applicable fixed income trading portfolios.

Stress tests – Our market risk stress testing program is used to identify and control risk due to large changes in market prices and rates. We conduct stress testing daily on positions that are marked-to-market. The stress tests simulate both historical and hypothetical events which are severe and long term in duration. Historical scenarios are taken from actual market events and range in duration up to 90 days. Examples include the Global Financial Crisis of 2008 and the Taper Tantrum panic of 2013. Hypothetical scenarios are designed to be forward-looking at potential future market stresses, and are designed to be severe but plausible. We are constantly evaluating and refining these scenarios as market conditions change. Stress results are calculated assuming an instantaneous revaluation of our positions with no management action.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            73

These measures are computed on all positions that are FVTPL for financial reporting purposes, with the exception of those in a designated hedging relationship and those in our insurance businesses.

Market risk measures – FVTPL positions

Market risk measures*	Table 51

	October 31, 2020				October 31, 2019
		For the year ended				For the year ended

(Millions of Canadian dollars)	As at	Average	High	Low	As at	Average	High	Low
Equity	$23	$33	$64	$13	$22	$19	$32	$11
Foreign exchange	3	3	6	1	3	4	13	2
Commodities	3	3	7	1	2	2	4	1
Interest rate (1)	47	54	178	11	13	14	19	11
Credit specific (2)	7	6	7	4	5	5	6	4
Diversification (3)	(18)	(25)	n.m.	n.m.	(17)	(17)	n.m.	n.m.
Market risk VaR	$65	$74	$232	$18	$28	$27	$45	$15
Market risk Stressed VaR	$86	$109	$228	$49	$85	$106	$161	$76

*	This table represents an integral part of our 2020 Annual Consolidated Financial Statements.
(1)	General credit spread risk and funding spread risk associated with uncollateralized derivatives are included under interest rate VaR.
(2)	Credit specific risk captures issuer-specific credit spread volatility.
(3)	Market risk VaR is less than the sum of the individual risk factor VaR results due to portfolio diversification.
n.m.	not meaningful

2020 vs. 2019

Average market risk VaR of $74 million increased $47 million from the prior year, largely due to the impact of credit spreads widening and significant market volatility experienced in the second quarter of 2020 being included in the historical VaR periods starting in April 2020. These factors impacted loan underwriting commitments, as well as fixed income and equity portfolios. As indicated in the Trading revenue and VaR graph below, VaR levels declined during the second half of fiscal 2020 as overall market volatility and credit spreads improved, combined with a reduction of loan underwriting commitments.

Average SVaR of $109 million increased $3 million from the prior year. Similar to VaR, SVaR was also impacted by changes in credit spreads and overall market volatility in fiscal 2020, and the SVaR period was updated this year as outlined in the Market risk controls section above. However, the increase in average SVaR is lower than that of average VaR as the historical period used to calculate SVaR reflects a period of similar market volatility.

The following chart displays a bar graph of our daily trading profit and loss and a line graph of our daily market risk VaR. We had 13 days with net trading losses in 2020 largely due to the significant market volatility experienced in the second quarter of 2020. Four of these net trading loss days exceeded VaR.

(1)	Includes loan underwriting commitments.

74             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

The following chart displays the distribution of daily trading profit and loss in 2020 and 2019 with 13 days of losses in 2020 as mentioned above and 1 day of losses in 2019. The largest reported profit was $99 million with an average daily profit of $21 million.

(1)	Includes loan underwriting commitments.

Market risk measures for assets and liabilities of RBC Insurance®

We offer a range of insurance products to clients and hold investments to meet the future obligations to policyholders. The investments which support actuarial liabilities are predominantly fixed income assets designated as FVTPL. Consequently, changes in the fair values of these assets are recorded in the Consolidated Statements of Income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in Insurance policyholder benefits, claims and acquisition expense. As at October 31, 2020, we held assets in support of $12.2 billion of liabilities with respect to insurance obligations (October 31, 2019 – $11.4 billion).

Market risk controls – Interest Rate Risk in the Banking Book (IRRBB) positions[1]

IRRBB activity arises primarily from traditional customer-originated banking products such as deposits and loans, and includes related hedges as well as the interest rate risk from securities held for liquidity management. Factors contributing to IRRBB include the mismatch between asset and liability repricing dates, relative changes in asset and liability rates in response to market rate scenarios, and other product features that could affect the expected timing of cash flows, such as options to pre-pay loans or redeem term deposits prior to contractual maturity. IRRBB exposures are subject to limits and controls and are regularly measured and reported with independent oversight from GRM.

The Board approves the risk appetite for IRRBB, and the Asset-Liability Committee (ALCO), along with GRM, provides ongoing governance of IRRBB measurement and management through risk policies, limits, operating standards and other controls. IRRBB reports are reviewed regularly by GRM, ALCO, the GRC, the Risk Committee of the Board and the Board.

IRRBB measurement

To monitor and control IRRBB, we assess two primary metrics, Net Interest Income (NII) risk and Economic Value of Equity (EVE) risk, under a range of market shocks, scenarios, and time horizons. Market scenarios include currency-specific parallel and non-parallel yield curve changes, interest rate volatility shocks, and regulator-prescribed interest rate shock scenarios.

In measuring NII risk, detailed structural balance sheets and income statements are dynamically simulated to determine the impact of market stress scenarios on projected NII. Assets, liabilities and off-balance sheet positions are simulated over various time horizons. The simulations incorporate product maturities, renewals and growth along with prepayment and redemption behaviour. Product pricing and volumes are forecast based on past experience and expectations for a given market stress scenario. EVE risk captures the market value sensitivity to changes in rates. In measuring EVE risk, deterministic (single-scenario) and stochastic (multiple-scenario) valuation techniques are applied to detailed spot position data. NII and EVE risks are measured for a range of market risk stress scenarios which include extreme but plausible changes in market rates and volatilities. The IRRBB measures do not include the benefit of management actions to reduce exposures.

Management of NII and EVE risk is complementary and supports our efforts to generate a sustainable high-quality NII stream. NII and EVE risks for specific units are measured daily, weekly or monthly depending on their materiality, complexity and hedge strategy.

A number of assumptions affecting cash flows, product re-pricing and the administration of rates underlie the models used to measure NII and EVE risk. The key assumptions pertain to the expected funding profile of mortgage rate commitments, fixed rate loan prepayment behaviour, term deposit redemption behaviour, and the treatment of non-maturity deposits. All assumptions are derived empirically based on historical client behaviour and product pricing with consideration of possible forward-looking changes. All models and assumptions used to measure IRRBB are subject to independent oversight by GRM.

Market risk measures – IRRBB Sensitivities

The following table shows the potential before-tax impact of an immediate and sustained 100 bps increase or decrease in interest rates on projected 12-month NII and EVE, assuming no subsequent hedging. Rate floors are applied within the declining rates scenarios which prevent EVE valuation and NII simulation rate levels from falling below a minimum average level of negative 25 bps across major currencies. Interest rate risk measures are based upon interest rate exposures at a specific time, which over time, can change in response to business activities and management actions.

[1]	IRRBB positions include the impact of derivatives in hedge accounting relationships and FVOCI securities used for interest rate risk management.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            75

Market risk – IRRBB measures*	Table 52

	2020						2019
	EVE risk			NII risk (1)
(Millions of Canadian dollars)	Canadian dollar impact	U.S. dollar impact	Total	Canadian dollar impact	U.S. dollar impact	Total	EVE risk	NII risk (1)
Before-tax impact of:
100 bps increase in rates (2)	$(1,486)	$(270)	$(1,756)	$571	$247	$818	$(1,356)	$479
100 bps decrease in rates (2)	1,145	176	1,321	(472)	(149)	(621)	920	(637)

*	This table represents an integral part of our 2020 Annual Consolidated Financial Statements.
(1)	Represents the 12-month NII exposure to an instantaneous and sustained shift in interest rates.
(2)	The IRRBB 100 bps rate increase and decrease scenarios were updated on a prospective basis in accordance with OSFI’s B-12: Interest Rate Risk Management guideline, which became effective January 1, 2020. This resulted in the inclusion of EVE and NII risk arising from Capital Markets and treasury related services within Investor & Treasury Services banking book activities in 2020.

As at October 31, 2020, an immediate and sustained -100 bps shock would have had a negative impact to our NII of $621 million, down from $637 million last year. An immediate and sustained +100 bps shock at the end of October 31, 2020 would have had a negative impact to our EVE of $1,756 million, up from $1,356 million reported last year. The year-over-year change in NII sensitivity is largely attributed to higher business and retail deposit growth, while the year-over-year change in EVE sensitivity is mainly due to growth in bank’s book capital base. During 2020, NII and EVE risks remained within approved limits.

Market risk measures for other material non-trading portfolios

Investment securities carried at FVOCI

We held $81.9 billion of investment securities carried at FVOCI as at October 31, 2020, compared to $57.7 billion in the prior year. We hold debt securities carried at FVOCI primarily as investments, as well as to manage liquidity risk and hedge interest rate risk in our non-trading banking balance sheet. As at October 31, 2020, our portfolio of investment securities carried at FVOCI is interest rate sensitive and would impact OCI by a pre-tax change in value of $7 million as measured by the change in the value of the securities for a one basis point parallel increase in yields. The portfolio also exposes us to credit spread risk of a pre-tax change in value of $20 million, as measured by the change in value for a one basis point widening of credit spreads. The value of the investment securities carried at FVOCI included in our IRRBB measure as at October 31, 2020 was $79.0 billion. Our investment securities carried at FVOCI also include equity exposures of $0.5 billion as at October 31, 2020, compared to $0.4 billion in the prior year.

Non-trading foreign exchange rate risk

Foreign exchange rate risk is the potential adverse impact on earnings and economic value due to changes in foreign currency rates. Our revenue, expenses and income denominated in currencies other than the Canadian dollar are subject to fluctuations as a result of changes in the value of the average Canadian dollar relative to the average value of those currencies. Our most significant exposure is to the U.S. dollar, due to our operations in the U.S. and other activities conducted in U.S. dollars. Other significant exposures are to the British pound and the Euro, due to our activities conducted internationally in these currencies. A strengthening or weakening of the Canadian dollar compared to the U.S. dollar, British pound and the Euro could reduce or increase, as applicable, the translated value of our foreign currency denominated revenue, expenses and earnings and could have a significant effect on the results of our operations. We are also exposed to foreign exchange rate risk arising from our investments in foreign operations. For unhedged equity investments, when the Canadian dollar appreciates against other currencies, the unrealized translation losses on net foreign investments decreases our shareholders’ equity through the other components of equity and decreases the translated value of the RWA of the foreign currency-denominated asset. The reverse is true when the Canadian dollar depreciates against other currencies. Consequently, we consider these impacts in selecting an appropriate level of our investments in foreign operations to be hedged.

Derivatives related to non-trading activity

Derivatives are also used to hedge market risk exposure unrelated to our trading activity. Hedge accounting is elected where applicable. These derivatives are included in our IRRBB measure and other internal non-trading market risk measures. We use interest rate swaps to manage our IRRBB, funding and investment activities. Interest rate swaps are also used to hedge changes in the fair value of certain fixed-rate instruments. We also use foreign exchange derivatives to manage our exposure to equity investments in subsidiaries that are denominated in foreign currencies, particularly the U.S. dollar, British Pound, and Euro.

For further details on the application of hedge accounting and the use of derivatives for hedging activities, refer to Notes 2 and 8 of our 2020 Annual Consolidated Financial Statements.

76             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

Linkage of market risk to selected balance sheet items

The following tables provide the linkages between selected balance sheet items with positions included in our trading market risk and non-trading market risk disclosures, which illustrates how we manage market risk for our assets and liabilities through different risk measures:

Linkage of market risk to selected balance sheet items	Table 53

	As at October 31, 2020
		Market risk measure

(Millions of Canadian dollars)	Balance sheet amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and due from banks	$118,888	$–	$118,888	Interest rate
Interest-bearing deposits with banks	39,013	21,603	17,410	Interest rate
Securities
Trading	136,071	124,884	11,187	Interest rate, credit spread
Investment, net of applicable allowance	139,743	–	139,743	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed	313,015	264,394	48,621	Interest rate
Loans
Retail	457,976	10,392	447,584	Interest rate
Wholesale	208,655	6,855	201,800	Interest rate
Allowance for loan losses	(5,639)	–	(5,639)	Interest rate
Segregated fund net assets	1,922	–	1,922	Interest rate
Other
Derivatives	113,488	109,175	4,313	Interest rate, foreign exchange
Other assets	90,937	6,475	84,462	Interest rate
Assets not subject to market risk (3)	10,479
Total assets	$1,624,548	$543,778	$1,070,291
Liabilities subject to market risk
Deposits	$1,011,885	$107,450	$904,435	Interest rate
Segregated fund liabilities	1,922	–	1,922	Interest rate
Other
Obligations related to securities sold short	29,285	29,285	–
Obligations related to assets sold under repurchase agreements and securities loaned	274,231	255,922	18,309	Interest rate
Derivatives	109,927	108,147	1,780	Interest rate, foreign exchange
Other liabilities	86,994	8,977	78,017	Interest rate
Subordinated debentures	9,867	–	9,867	Interest rate
Liabilities not subject to market risk (4)	13,670
Total liabilities	$1,537,781	$509,781	$1,014,330
Total equity	$86,767
Total liabilities and equity	$1,624,548

(1)	Traded risk includes positions that are classified or designated as FVTPL and positions whose revaluation gains and losses are reported in revenue. Market risk measures of VaR, SVaR, IRC and stress testing are used as risk controls for traded risk.
(2)	Non-traded risk includes positions used in the management of the IRRBB and other non-trading portfolios. Other material non-trading portfolios include positions from RBC Insurance® and investment securities, net of applicable allowance, not included in IRRBB.
(3)	Assets not subject to market risk include $10,479 million of physical and other assets.
(4)	Liabilities not subject to market risk include $13,670 million of payroll related and other liabilities.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            77

	As at October 31, 2019

		Market risk measure

(Millions of Canadian dollars)	Balance sheet amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and due from banks	$26,310	$–	$26,310	Interest rate
Interest-bearing deposits with banks	38,345	22,287	16,058	Interest rate
Securities
Trading	146,534	136,609	9,925	Interest rate, credit spread
Investment, net of applicable allowance	102,470	–	102,470	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed	306,961	246,068	60,893	Interest rate
Loans
Retail	426,086	10,876	415,210	Interest rate
Wholesale	195,870	7,111	188,759	Interest rate
Allowance for loan losses	(3,100)	–	(3,100)	Interest rate
Segregated fund net assets	1,663	–	1,663	Interest rate
Other
Derivatives	101,560	99,318	2,242	Interest rate, foreign exchange
Other assets	79,802	4,648	75,154	Interest rate
Assets not subject to market risk (3)	6,434
Total assets	$1,428,935	$526,917	$895,584
Liabilities subject to market risk
Deposits	$886,005	$99,137	$786,868	Interest rate
Segregated fund liabilities	1,663	–	1,663	Interest rate
Other
Obligations related to securities sold short	35,069	35,069	–
Obligations related to assets sold under repurchase agreements and securities loaned	226,586	218,612	7,974	Interest rate
Derivatives	98,543	96,512	2,031	Interest rate, foreign exchange
Other liabilities	79,040	8,918	70,122	Interest rate
Subordinated debentures	9,815	–	9,815	Interest rate
Liabilities not subject to market risk (4)	8,589
Total liabilities	$1,345,310	$458,248	$878,473
Total equity	$83,625
Total liabilities and equity	$1,428,935

(1)	Traded risk includes positions that are classified or designated as FVTPL and positions whose revaluation gains and losses are reported in revenue. Market risk measures of VaR, SVaR, IRC and stress testing are used as risk controls for traded risk.
(2)	Non-traded risk includes positions used in the management of the IRRBB and other non-trading portfolios. Other material non-trading portfolios include positions from RBC Insurance® and investment securities, net of applicable allowance, not included in IRRBB.
(3)	Assets not subject to market risk include $6,434 million of physical and other assets.
(4)	Liabilities not subject to market risk include $8,589 million of payroll related and other liabilities.

Liquidity and funding risk

Liquidity and funding risk (liquidity risk) is the risk that we may be unable to generate sufficient cash or its equivalents in a timely and cost-effective manner to meet our commitments as they come due. Liquidity risk arises from mismatches in the timing and value of on-balance sheet and off-balance sheet cash flows.

Our liquidity profile is structured to ensure that we have sufficient liquidity to satisfy current and prospective commitments in both normal and stressed conditions. To achieve this goal, we operate under a comprehensive Liquidity Risk Management Framework (LRMF) and Pledging Policy. We also employ several liquidity risk mitigation strategies that include:

•   Achieving an appropriate balance between the level of exposure allowed under our risk appetite and the cost of risk mitigation;

•   Maintaining broad funding access, including preserving and promoting a reliable base of core client deposits and ongoing access to diversified wholesale funding sources;

•    A comprehensive liquidity stress testing program, contingency, recovery and resolution planning and status monitoring to ensure sufficiency of unencumbered marketable securities and demonstrated capacity to monetize specific asset classes;

•   Governance of pledging activity through limits and liquid asset buffers for potential pledging activity;

•   Timely and granular risk measurement information;

•   Transparent liquidity transfer pricing and cost allocation; and

•   Our three lines of defense governance model.

Commencing in the second quarter of 2020, governments and federal agencies expanded the eligibility criteria to their existing funding programs and announced new programs to provide further liquidity to banks. In addition to these measures, OSFI announced a series of regulatory measures and provided additional guidance to allow banks to focus on their resilience efforts and to enhance the financial system’s stability. Subsequently, governments and federal agencies have assessed and will continue to assess the need of these programs. Effective October 21, 2020, certain programs, such as the Bankers’ Acceptance Purchase Facility and the revised insured mortgage purchase program through the CMHC were discontinued and the existing term repo facilities will be reduced to pre-pandemic levels over time. The remaining measures continue to provide additional flexibility in lending activities permitting banks to fall below the regulatory minimum through the use of available buffers above the regulatory authorized minimum for the Liquidity Coverage Ratio (LCR) and temporary modifications in limits, including those used for covered bonds, and adjustments to other liquidity metrics.

78             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

Risk control

Our liquidity risk objectives, policies and methodologies are reviewed regularly, and are updated to reflect changing market conditions and business mix. This includes aligning with local regulatory developments. We continue to maintain liquidity and funding that is appropriate for the execution of our strategy. Liquidity risk remains well within our risk appetite.

The Board annually approves the delegation of liquidity risk authorities to senior management. The Risk Committee of the Board annually approves the LRMF and the Pledging Policy and is responsible for their oversight. The Board, the Risk Committee of the Board, the GRC and the ALCO regularly review reporting on our enterprise-wide liquidity position. The GRC, the Policy Review Committee (PRC) and/or the ALCO also review liquidity documents prepared for the Board or its committees.

•	The PRC annually approves the Liquidity Risk Policy, which establishes minimum risk control elements in accordance with the Board-approved risk appetite and the LRMF.
•

The ALCO annually approves the Liquidity Contingency Plan (LCP) and provides strategic direction and oversight to Corporate Treasury, other functions, and business segments on the management of liquidity.

These policies are supported by operational, desk and product-level policies that implement risk control elements, such as parameters, methodologies, management limits and authorities that govern the measurement and management of liquidity. Stress testing is also employed to assess the robustness of the control framework and inform liquidity contingency plans.

Risk measurement

Liquidity risk is measured by applying scenario-specific assumptions against our assets and liabilities and off-balance sheet commitments to derive expected cash flow profiles over varying time horizons. For example, government bonds generally can be quickly and easily converted to cash without significant loss of value regardless of their contractual maturity. Similarly, while relationship-based deposits contractually can be withdrawn immediately, in practice, these balances can be relatively stable sources of funding depending on several factors, such as the nature of the client and their intended use. Risk methodologies and underlying assumptions are periodically reviewed and validated to ensure their alignment with our operating environment, expected economic and market conditions, rating agency preferences, regulatory requirements and generally accepted industry practices.

To manage liquidity risk within our liquidity risk appetite, we set limits on various metrics reflecting a range of time horizons and severity of stress conditions and develop contingency, recovery and resolution plans. Our liquidity risk measurement and control activities are divided into three categories as follows:

Structural (longer-term) liquidity risk

To guide our secured and unsecured wholesale term funding activities, we employ both internal and regulatory metrics to manage and control the structural alignment between long-term illiquid assets and longer-term funding sourced from wholesale investors and core relationship deposits.

Tactical (shorter-term) liquidity risk

To address potential immediate cash flow risks in times of stress, we use short-term net cash flow limits to control risk of material units, subsidiaries and currencies, and perform stress testing assessments. Net cash flow positions are determined by applying internally-derived risk assumptions and parameters to known and anticipated cash flows for all material unencumbered assets, liabilities and off-balance sheet activities. Encumbered assets are not considered a source of available liquidity. We also control tactical liquidity by adhering to relevant regulatory standards, such as LCR.

Contingency liquidity risk

Contingency liquidity risk planning assesses the impact of sudden stress events and our planned responses. Our LCP, maintained and administered by Corporate Treasury, has been developed to guide our potential responses to liquidity crises. Under leadership of Corporate Treasury, both enterprise and regional Liquidity Crisis Teams (LCT) meet regularly to assess our liquidity status, approve the LCP, and in times of stress provide valuable linkages to front line and risk functions to support the crisis management process. LCT’s include members from key business segments, GRM, Finance, Operations, and Communications with relevant subject matter expertise.

Our stress tests, which include elements of scenario and sensitivity analyses, measure our prospective exposure to systemic and RBC-specific events over a period of several weeks. Different levels of severity are considered for each type of crisis with some scenarios reflecting multiple-downgrades to our credit ratings.

The contingency liquidity risk planning process identifies contingent funding needs (e.g., draws on committed credit and liquidity lines, demands for more collateral and deposit run-off) and sources (e.g., contingent liquid asset sales and incremental wholesale funding capacity) under various stress scenarios, and as a result, informs requirements for our earmarked unencumbered liquid asset portfolios.

Our unencumbered liquid asset portfolios consist of diversified, highly rated and liquid marketable securities, overnight government reverse repos and deposits with central banks. These portfolios are subject to minimum asset quality levels and, as appropriate, other eligibility guidelines (e.g., maturity, diversification and eligibility for central bank advances) to maximize ready access to additional cash should it be required. These securities, when added to other unencumbered liquid assets that we hold as a result of capital markets or other activities, contribute to our liquidity reserve, and are reflected in the asset encumbrance disclosures shown below.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            79

Liquidity reserve and asset encumbrance

The following tables provide summaries of our liquidity reserve and asset encumbrance. In both tables, unencumbered assets represent, to varying degrees, a ready source of funding. Unencumbered assets are the difference between total and encumbered assets from both on- and off-balance sheet sources. The encumbered assets include: (i) bank-owned liquid assets that are either pledged as collateral (e.g., repo financing and derivative pledging) or not freely available due to regulatory or internal policy requirements (e.g., earmarked to satisfy mandatory reserve or regional capital adequacy requirements and to maintain continuous access to payment and settlement systems); (ii) securities received as collateral from securities financing and derivative transactions which have either been re-hypothecated where permissible (e.g., to obtain financing through repos or to cover securities sold short) or have no liquidity value since re-hypothecation is prohibited; and (iii) illiquid assets that have been securitized and sold into the market or that have been pledged as collateral in support of structured term funding vehicles. As per our liquidity management framework and practice, encumbered assets are not considered a source of liquidity.

Liquidity reserve

Our liquidity reserve consists of available unencumbered liquid assets. Although unused wholesale funding capacity, which is regularly assessed, could be another potential source of liquidity to mitigate stressed conditions, it is excluded in the determination of the liquidity reserve. In addition, uncommitted and undrawn central bank borrowing facilities that could be accessed subject to satisfying certain preconditions as set by various central banks (e.g., BoC, the Fed, Bank of England, and Bank of France), as well as amounts that qualify as eligible collateral at the Federal Reserve Bank of New York (FRBNY) and Federal Home Loan Bank (FHLB) are also excluded from the determination of the liquidity reserve.

Liquidity reserve	Table 54

	As at October 31, 2020

(Millions of Canadian dollars)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and due from banks	$118,888	$–	$118,888	$4,022	$114,866
Interest-bearing deposits with banks	39,013	–	39,013	–	39,013
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (1)	236,910	309,512	546,422	358,233	188,189
Other securities	93,781	101,317	195,098	89,764	105,334
Other liquid assets (2)	30,305	–	30,305	27,934	2,371
Total liquid assets	$518,897	$410,829	$929,726	$479,953	$449,773

	As at October 31, 2019 (3)

(Millions of Canadian dollars)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and due from banks	$26,310	$–	$26,310	$2,860	$23,450
Interest-bearing deposits with banks	38,345	–	38,345	329	38,016
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (1)	206,960	311,019	517,979	345,753	172,226
Other securities	90,026	115,261	205,287	96,184	109,103
Other liquid assets (2)	21,732	–	21,732	21,316	416
Total liquid assets	$383,373	$426,280	$809,653	$466,442	$343,211

	As at

(Millions of Canadian dollars)	October 31 2020	October 31 2019 (3)
Royal Bank of Canada	$261,940	$136,511
Foreign branches	44,037	61,528
Subsidiaries	143,796	145,172
Total unencumbered liquid assets	$449,773	$343,211

(1)	Includes liquid securities issued by provincial governments and U.S. government-sponsored entities working under U.S. Federal government’s conservatorship (e.g., Federal National Mortgage Association and Federal Home Loan Mortgage Corporation).
(2)	Encumbered liquid assets amount represents cash collateral and margin deposit amounts pledged related to OTC and exchange-traded derivative transactions.
(3)	The presentation has been revised to conform with current period presentation.

The liquidity reserve is typically most affected by routine flows of client banking activity where liquid asset portfolios adjust to the change in cash balances, and additionally from capital markets activities where business strategies and client flows may also affect the addition or subtraction of liquid assets in the overall calculation of the liquidity reserve. Corporate Treasury also affects liquidity reserves through the management of funding issuances where reserves absorb timing mismatches between debt issuances and deployment into business activities.

80             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

2020 vs. 2019

Total liquid assets increased $120 billion or 15% and total unencumbered liquid assets increased $107 billion or 31% from the prior year, primarily due to higher deposits with central banks and an increase in on-balance sheet securities, reflecting higher client deposits and liquidity management activities implemented as a result of the COVID-19 pandemic.

Asset encumbrance

The table below provides a summary of our on- and off-balance sheet amounts for cash, securities and other assets, distinguishing between those that are encumbered or available for sale or use as collateral in secured funding transactions. Other assets, such as mortgages and credit card receivables, can also be monetized, albeit over longer timeframes than those required for marketable securities. As at October 31, 2020, our unencumbered assets available as collateral comprised 28% of total assets (October 31, 2019 – 23%)1.

Asset encumbrance	Table 55

	As at

	October 31 2020					October 31 2019

	Encumbered		Unencumbered			Encumbered		Unencumbered

(Millions of Canadian dollars)	Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)	Total	Pledged as collateral	Other (1)	Available as collateral (2), (4)	Other (3), (4)	Total
Cash and due from banks	$–	$4,022	$114,866	$–	$118,888	$–	$2,860	$23,450	$–	$26,310
Interest-bearing deposits with banks	–	–	39,013	–	39,013	–	329	38,016	–	38,345
Securities
Trading	48,505	–	91,245	3,684	143,434	44,431	–	99,420	2,683	146,534
Investment, net of applicable allowance	13,337	–	126,353	53	139,743	16,376	–	86,045	49	102,470
Assets purchased under reverse repurchase agreements and securities borrowed (5)	400,807	17,209	37,879	5,037	460,932	399,013	22,793	49,325	5,214	476,345
Loans
Retail
Mortgage securities	31,460	–	40,050	–	71,510	31,345	–	40,401	–	71,746
Mortgage loans	62,131	–	26,389	182,567	271,087	42,103	–	22,598	171,644	236,345
Non-mortgage loans	5,711	–	12,006	97,662	115,379	7,094	–	9,534	101,367	117,995
Wholesale	–	–	–	208,655	208,655	–	–	–	195,870	195,870
Allowance for loan losses	–	–	–	(5,639)	(5,639)	–	–	–	(3,100)	(3,100)
Segregated fund net assets	–	–	–	1,922	1,922	–	–	–	1,663	1,663
Other
Derivatives	–	–	–	113,488	113,488	–	–	–	101,560	101,560
Others (6)	27,934	–	2,371	71,111	101,416	21,316	–	416	64,504	86,236
Total assets	$589,885	$21,231	$490,172	$678,540	$1,779,828	$561,678	$25,982	$369,205	$641,454	$1,598,319

(1)	Includes assets restricted from use to generate secured funding due to legal or other constraints.
(2)	Represents assets that are readily available for use as collateral, including NHA MBS, our unencumbered mortgage loans that qualify as eligible collateral at FHLB, as well as loans that qualify as eligible collateral for discount window facility available to us and lodged at the FRBNY.
(3)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but would not be considered readily available. This also includes loans that could be used to collateralize central bank advances, including those for pledging to the BoC under the expanded eligibility criteria announced in Q2 2020.
(4)	Amounts have been revised from those previously presented.
(5)	Includes bank-owned liquid assets and securities received as collateral from off-balance sheet securities financing, derivative transactions, and margin lending. Includes $17.2 billion (October 31, 2019 – $22.8 billion) of collateral received through reverse repurchase transactions that cannot be rehypothecated in its current legal form.
(6)	The Pledged as collateral amount represents cash collateral and margin deposit amounts pledged related to OTC and exchange-traded derivative transactions.

Funding

Funding strategy

Core funding, comprising capital, longer-term wholesale liabilities and a diversified pool of personal and, to a lesser extent, commercial and institutional deposits, is the foundation of our structural liquidity position.

Deposit and funding profile

As at October 31, 2020, relationship-based deposits, which are the primary source of funding for retail loans and mortgages, were $708 billion or 54% of our total funding (October 31, 2019 – $594 billion or 51%). The remaining portion is comprised of short- and long-term wholesale funding.

Funding for highly liquid assets consists primarily of short-term wholesale funding that reflects the monetization period of those assets. Long-term wholesale funding is used mostly to fund less liquid wholesale assets and to support liquidity asset buffers.

On April 18, 2018, the Department of Finance published bail-in regulations under the Canada Deposit Insurance Corporation (CDIC) Act and the Bank Act, which became effective September 23, 2018. Senior long-term debt issued by the bank on or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions, is subject to the Canadian Bank Recapitalization (Bail-in) regime. Under the Bail-in regime, in circumstances when the Superintendent of Financial Institutions has determined that a bank may no longer be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that he or she is of the opinion that it is in the public interest to do so, grant an order directing the CDIC

[1]	Amounts have been revised from those previously presented

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            81

to convert all or a portion of certain shares and liabilities of that bank into common shares. As at October 31, 2020, the notional value of issued and outstanding long-term debt subject to conversion under the Bail-in regime was $37,365 million (October 31, 2019 – $20,320 million).

For further details on our wholesale funding, refer to the Composition of wholesale funding tables below.

Long-term debt issuance

During 2020, we continued to experience more favourable unsecured wholesale funding access and pricing compared to many global peers. We issued, either directly or through our subsidiaries, unsecured long-term funding of $20 billion in various currencies and markets, which was more than offset by maturities.

We primarily use residential mortgage and credit card securitization programs as alternative sources of funding and for liquidity and asset/liability management purposes. Our total secured long-term funding includes outstanding MBS sold, covered bonds that are collateralized with residential mortgages and securities backed by credit card receivables.

Compared to 2019, our outstanding MBS sold increased $0.7 billion. Our covered bonds and securitized credit card receivables decreased $0.1 billion and $1.4 billion, respectively.

For further details, refer to the Off-balance sheet arrangements section.

Long-term funding sources*	Table 56

	As at
(Millions of Canadian dollars)	October 31 2020	October 31 2019
Unsecured long-term funding	$88,055	$94,662
Secured long-term funding	63,043	63,853
Subordinated debentures	9,574	9,788
	$160,672	$168,303

*	This table represents an integral part of our 2020 Annual Consolidated Financial Statements.

Our wholesale funding activities are well-diversified by geography, investor segment, instrument, currency, structure and maturity. We maintain an ongoing presence in different funding markets which allows us to continuously monitor market developments and trends, identify opportunities and risks, and take appropriate and timely actions. We operate long-term debt issuance registered programs. The following table summarizes these programs with their authorized limits by geography.

Programs by geography	Table 57

Canada	U.S.	Europe/Asia
• Canadian Shelf Program – $25 billion	• U.S. Shelf Program – US$40 billion	• European Debt Issuance Program – US$40 billion • Global Covered Bond Program – €60 billion • Japanese Issuance Programs – ¥1 trillion

We also raise long-term funding using Canadian Senior Notes, Canadian National Housing Act MBS, Canada Mortgage Bonds, credit card receivable-backed securities, Kangaroo Bonds (issued in the Australian domestic market by foreign firms) and Yankee Certificates of Deposit (issued in the U.S. domestic market by foreign firms).  We continuously evaluate opportunities to expand into new markets and untapped investor segments since diversification expands our wholesale funding flexibility, minimizes funding concentration and dependency, and generally reduces financing costs. As presented in the following charts, our current long-term debt profile is well-diversified by both currency and product. Maintaining competitive credit ratings is also critical to cost-effective funding.

(1) Based on original term to maturity greater than 1 year	(1) Based on original term to maturity greater than 1 year (2) Mortgage-backed securities and Canada Mortgage Bonds

82             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

The following table provides our composition of wholesale funding based on remaining term to maturity:

Composition of wholesale funding (1)	Table 58

	As at October 31, 2020

(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 year to 2 years	2 years and greater	Total
Deposits from banks (2)	$8,681	$133	$73	$–	$8,887	$–	$–	$8,887
Certificates of deposit and commercial paper	2,542	6,858	11,145	23,783	44,328	–	–	44,328
Asset-backed commercial paper (3)	2,618	2,167	1,381	6,081	12,247	–	–	12,247
Senior unsecured medium-term notes (4)	37	4,466	9,836	7,163	21,502	9,413	37,259	68,174
Senior unsecured structured notes (5)	230	165	401	1,136	1,932	1,485	5,333	8,750
Mortgage securitization	–	1,171	267	2,178	3,616	2,561	12,225	18,402
Covered bonds/asset-backed securities (6)	–	3,688	5,919	5,131	14,738	6,896	23,196	44,830
Subordinated liabilities	–	1,499	–	1,000	2,499	205	6,870	9,574
Other (7)	7,906	892	1,134	1,037	10,969	624	6,726	18,319
Total	$22,014	$21,039	$30,156	$47,509	$120,718	$21,184	$91,609	$233,511
Of which:
– Secured	$10,089	$7,508	$7,643	$13,573	$38,813	$9,457	$35,421	$83,691
– Unsecured	11,925	13,531	22,513	33,936	81,905	11,727	56,188	149,820

	As at October 31, 2019

(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 year to 2 years	2 years and greater	Total
Deposits from banks (2)	$4,087	$–	$388	$33	$4,508	$–	$–	$4,508
Certificates of deposit and commercial paper	2,917	12,037	17,390	22,038	54,382	132	–	54,514
Asset-backed commercial paper (3)	2,542	3,188	6,543	3,905	16,178	–	–	16,178
Senior unsecured medium-term notes (4)	11	2,293	9,183	14,188	25,675	18,856	29,756	74,287
Senior unsecured structured notes (5)	847	676	171	1,342	3,036	1,810	5,047	9,893
Mortgage securitization	–	524	1,796	727	3,047	3,523	11,015	17,585
Covered bonds/asset-backed securities (6)	–	–	6,282	2,305	8,587	14,337	23,426	46,350
Subordinated liabilities	–	2,000	–	998	2,998	2,500	4,290	9,788
Other (7)	9,489	1,224	157	1,663	12,533	141	9,976	22,650
Total	$19,893	$21,942	$41,910	$47,199	$130,944	$41,299	$83,510	$255,753
Of which:
– Secured	$10,339	$3,929	$14,621	$6,937	$35,826	$17,860	$34,441	$88,127
– Unsecured	9,554	18,013	27,289	40,262	95,118	23,439	49,069	167,626

(1)	Excludes bankers’ acceptances and repos.
(2)	Excludes deposits associated with services we provide to banks (e.g., custody, cash management).
(3)	Only includes consolidated liabilities, including our collateralized commercial paper program.
(4)	Includes deposit notes.
(5)	Includes notes where the payout is tied to movements in foreign exchange, commodities and equities.
(6)	Includes credit card and mortgage loans.
(7)	Includes tender option bonds (secured) of $8,199 million (October 31, 2019 – $8,014 million), bearer deposit notes (unsecured) of $2,036 million (October 31, 2019 – $4,813 million), other long-term structured deposits (unsecured) of $8,071 million (October 31, 2019 – $9,823 million), and FHLB advances (secured) of $13 million (October 31, 2019 – $nil).

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            83

Credit ratings

Our ability to access unsecured funding markets and to engage in certain collateralized business activities on a cost-effective basis are primarily dependent upon maintaining competitive credit ratings. Credit ratings and outlooks provided by rating agencies reflect their views and methodologies. Ratings are subject to change, based on a number of factors including, but not limited to, our financial strength, competitive position, liquidity and other factors not completely within our control.

The following table presents our major credit ratings:

Credit ratings (1)	Table 59

As at December 1, 2020

	Short-term debt	Legacy senior long-term debt (2)	Senior long-term debt (3)	Outlook
Moody’s (4)	P-1	Aa2	A2	stable
Standard & Poor’s (5)	A-1+	AA-	A	stable
Fitch Ratings (6)	F1+	AA+	AA	negative
DBRS (7)	R-1 (high)	AA (high)	AA	stable

(1)	Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are determined by the rating agencies based on criteria established from time to time by them, and are subject to revision or withdrawal at any time by the rating organization.
(2)	Includes senior long-term debt issued prior to September 23, 2018 and senior long-term debt issued on or after September 23, 2018 which is excluded from the Bail-in regime.
(3)	Includes senior long-term debt issued on or after September 23, 2018 which is subject to conversion under the Bail-in regime.
(4)	On November 18, 2020, Moody’s affirmed our ratings with a stable outlook.
(5)	On October 28, 2020, Standard & Poor’s affirmed our ratings with a stable outlook.
(6)	On April 3, 2020, Fitch Ratings upgraded our rating for legacy senior long-term debt to AA+ from AA and revised our outlook to negative from stable.
(7)	On June 11, 2020, DBRS affirmed our ratings with a stable outlook.

Additional contractual obligations for rating downgrades

We are required to deliver collateral to certain counterparties in the event of a downgrade to our current credit rating. The following table provides the additional collateral obligations required at the reporting date in the event of a one-, two- or three-notch downgrade to our credit ratings. These additional collateral obligations are incremental requirements for each successive downgrade and do not represent the cumulative impact of multiple downgrades. The amounts reported change periodically as a result of several factors, including the transfer of trading activity to centrally cleared financial market infrastructures and exchanges, the expiration of transactions with downgrade triggers, the imposition of internal limitations on new agreements to exclude downgrade triggers, as well as normal course mark-to-market. There is no outstanding senior debt issued in the market that contains rating triggers that would lead to early prepayment of principal.

Additional contractual obligations for rating downgrades	Table 60

	As at
	October 31 2020			October 31 2019

(Millions of Canadian dollars)	One-notch downgrade	Two-notch downgrade	Three-notch downgrade	One-notch downgrade	Two-notch downgrade	Three-notch downgrade
Contractual derivatives funding or margin requirements	$318	$78	$149	$165	$64	$124
Other contractual funding or margin requirements (1)	187	–	–	180	176	–

(1)	Includes GICs issued by our municipal markets business out of New York.

84             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

Liquidity Coverage Ratio (LCR)

The LCR is a Basel III metric that measures the sufficiency of high-quality liquid assets (HQLA) available to meet liquidity needs over a 30-day period in an acute stress scenario. The BCBS and OSFI regulatory minimum coverage level for LCR is 100%. However, in accordance with OSFI’s announcement released during Q2 2020, addressing concerns around the impact of the COVID-19 pandemic, Canadian banks remain temporarily permitted to fall below the regulatory minimum level of 100% by using their HQLA buffer.

OSFI requires Canadian banks to disclose the LCR using the standard Basel disclosure template and calculated using the average of daily LCR positions during the quarter.

Liquidity coverage ratio (1)	Table 61

	For the three months ended
	October 31 2020		July 31 2020
(Millions of Canadian dollars, except percentage amounts)	Total unweighted value (average) (2)	Total weighted value (average)	Total unweighted value (average) (2)	Total weighted value (average)
High-quality liquid assets
Total high-quality liquid assets (HQLA)	n.a.	$362,130	n.a.	$363,107
Cash outflows
Retail deposits and deposits from small business customers, of which:	$328,988	$31,305	$315,366	$30,611
Stable deposits (3)	112,745	3,382	105,342	3,160
Less stable deposits	216,243	27,923	210,024	27,451
Unsecured wholesale funding, of which:	381,795	175,207	362,969	161,583
Operational deposits (all counterparties) and deposits in networks of cooperative banks (4)	166,253	39,457	157,399	37,514
Non-operational deposits	184,917	105,125	173,445	91,944
Unsecured debt	30,625	30,625	32,125	32,125
Secured wholesale funding	n.a.	26,032	n.a.	25,635
Additional requirements, of which:	253,070	58,184	252,341	61,042
Outflows related to derivative exposures and other collateral requirements	43,442	16,668	50,398	20,632
Outflows related to loss of funding on debt products	8,524	8,524	9,154	9,154
Credit and liquidity facilities	201,104	32,992	192,789	31,256
Other contractual funding obligations (5)	18,928	18,928	19,408	19,408
Other contingent funding obligations (6)	563,574	8,682	592,465	8,488
Total cash outflows	n.a.	$318,338	n.a.	$306,767
Cash inflows
Secured lending (e.g., reverse repos)	$260,609	$40,151	$261,600	$41,235
Inflows from fully performing exposures	10,408	6,121	10,689	6,232
Other cash inflows	21,656	21,656	23,108	23,108
Total cash inflows	n.a.	$67,928	n.a.	$70,575
		Total adjusted value		Total adjusted value
Total HQLA		$362,130		$363,107
Total net cash outflows		250,410		236,192
Liquidity coverage ratio		145%		154%

(1)	The LCR is calculated in accordance with OSFI’s LAR guideline, which, in turn, reflects liquidity-related requirements issued by the BCBS as updated in accordance with the regulatory guidance issued in fiscal 2020. The LCR for the quarter ended October 31, 2020 is calculated as an average of 63 daily positions.
(2)	With the exception of other contingent funding obligations, unweighted inflow and outflow amounts are items maturing or callable in 30 days or less. Other contingent funding obligations also include debt securities with remaining maturity greater than 30 days.
(3)	As defined by the BCBS, stable deposits from retail and small business customers are deposits that are insured and are either held in transactional accounts or the bank has an established relationship with the client making the withdrawal unlikely.
(4)	Operational deposits from customers other than retail and small and medium-sized enterprises, are deposits which clients need to keep with the bank in order to facilitate their access and ability to use payment and settlement systems primarily for clearing, custody and cash management activities.
(5)	Other contractual funding obligations primarily include outflows from unsettled securities trades and outflows from obligations related to securities sold short.
(6)	Other contingent funding obligations include outflows related to other off-balance sheet facilities that carry low LCR runoff factors (0% — 5%).
n.a.	not applicable

We manage our LCR position within a target range that reflects our liquidity risk tolerance and takes into account business mix, asset composition and funding capabilities. The range is subject to periodic review in light of changes to internal requirements and external developments. Our LCR is currently above our normal target range as a result of the ongoing COVID-19 pandemic. Our increased liquidity levels in the current and prior quarters of 2020 were largely driven by client deposit inflows resulting from industry-wide impacts of the pandemic and corresponding central bank actions.

We maintain HQLAs in major currencies with dependable market depth and breadth. Our treasury management practices ensure that the levels of HQLA are actively managed to meet target LCR objectives. Our Level 1 assets, as calculated according to OSFI LAR and the BCBS LCR requirements, represent 89% of total HQLA. These assets consist of cash, placements with central banks and highly rated securities issued or guaranteed by governments, central banks and supranational entities.

LCR captures cash flows from on- and off-balance sheet activities that are either expected or could potentially occur within 30 days in an acute stress scenario. Cash outflows result from the application of withdrawal and non-renewal factors to demand

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            85

and term deposits, differentiated by client type (wholesale, retail and small- and medium-sized enterprises). Cash outflows also arise from business activities that create contingent funding and collateral requirements, such as repo funding, derivatives, short sales of securities and the extension of credit and liquidity commitments to clients. Cash inflows arise primarily from maturing secured loans, interbank loans and non-HQLA securities.

LCR does not reflect any market funding capacity that we believe would be available in a stress situation. All maturing wholesale debt is assigned 100% outflow in the LCR calculation.

Q4 2020 vs. Q3 2020

The average LCR for the quarter ended October 31, 2020 was 145%, which translates into a surplus of approximately $112 billion, compared to 154% and a surplus of approximately $127 billion in the prior quarter. While average LCR remains at higher than normal levels due to sustained increases in client deposits driven largely due to industry-wide impacts of the pandemic and associated actions taken by central banks, it has declined quarter over quarter due to liquidity optimization actions taken by management. As we expect liquidity levels will continue to be influenced by central bank policy into fiscal 2021, we will continue to manage our LCR in reflection of these and other industry-wide developments.

Contractual maturities of financial assets, financial liabilities and off-balance sheet items

The following tables provide remaining contractual maturity profiles of all our assets, liabilities, and off-balance sheet items at their carrying value (e.g., amortized cost or fair value) at the balance sheet date. Off-balance sheet items are allocated based on the expiry date of the contract.

Details of contractual maturities and commitments to extend funds are a source of information for the management of liquidity risk. Among other purposes, these details form a basis for modelling a behavioural balance sheet with effective maturities to calculate liquidity risk measures. For further details, refer to the Risk measurement section.

Contractual maturities of financial assets, financial liabilities and off-balance sheet items	Table 62

	As at October 31, 2020

(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 2 years	2 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$155,418	$2	$–	$–	$–	$–	$–	$–	$2,481	$157,901
Securities
Trading (1)	82,486	51	49	25	80	50	98	9,615	43,617	136,071
Investment, net of applicable allowance	3,213	4,762	6,445	10,765	9,079	26,313	25,315	53,355	496	139,743
Assets purchased under reverse repurchase agreements and securities borrowed	162,269	61,661	47,211	25,083	9,990	2	–	–	6,799	313,015
Loans, net of applicable allowance	24,334	21,593	24,742	28,236	25,951	132,783	266,935	56,253	80,165	660,992
Other
Customers’ liability under acceptances	12,157	6,402	50	–	–	–	5	–	(107)	18,507
Derivatives	5,035	10,946	4,932	3,433	2,726	13,550	20,205	52,650	11	113,488
Other financial assets	32,713	2,741	1,520	499	71	323	257	2,099	2,692	42,915
Total financial assets	$477,625	$108,158	$84,949	$68,041	$47,897	$173,021	$312,815	$173,972	$136,154	$1,582,632
Other non-financial assets	4,540	1,411	97	860	234	1,939	1,802	5,988	25,045	41,916
Total assets	$482,165	$109,569	$85,046	$68,901	$48,131	$174,960	$314,617	$179,960	$161,199	$1,624,548
Liabilities and equity
Deposits (2)
Unsecured borrowing	$74,636	$35,167	$53,458	$34,733	$29,763	$21,843	$58,702	$17,234	$590,020	$915,556
Secured borrowing	2,794	6,605	4,022	6,242	4,142	7,400	18,705	6,427	–	56,337
Covered bonds	–	1,942	5,412	1,295	2,501	3,707	16,195	8,940	–	39,992
Other
Acceptances	12,158	6,401	50	–	–	–	–	–	9	18,618
Obligations related to securities sold short	29,285	–	–	–	–	–	–	–	–	29,285
Obligations related to assets sold under repurchase agreements and securities loaned	219,075	19,396	20,606	376	1,492	4,971	–	–	8,315	274,231
Derivatives	4,467	11,553	4,423	3,355	2,709	11,900	20,985	50,396	139	109,927
Other financial liabilities	34,767	2,183	1,133	484	435	851	2,180	10,994	563	53,590
Subordinated debentures	–	–	–	–	–	205	110	9,552	–	9,867
Total financial liabilities	$377,182	$83,247	$89,104	$46,485	$41,042	$50,877	$116,877	$103,543	$599,046	$1,507,403
Other non-financial liabilities	1,053	5,395	209	212	193	951	1,010	11,910	9,445	30,378
Equity	–	–	–	–	–	–	–	–	86,767	86,767
Total liabilities and equity	$378,235	$88,642	$89,313	$46,697	$41,235	$51,828	$117,887	$115,453	$695,258	$1,624,548
Off-balance sheet items
Financial guarantees	$401	$1,745	$2,186	$3,137	$3,004	$700	$4,529	$1,383	$56	$17,141
Commitments to extend credit	5,285	4,803	14,821	16,163	12,306	45,633	161,524	16,876	4,828	282,239
Other credit-related commitments	1,982	903	1,634	1,745	1,400	260	623	10	78,768	87,325
Other commitments	7	14	20	20	20	82	209	344	551	1,267
Total off-balance sheet items	$7,675	$7,465	$18,661	$21,065	$16,730	$46,675	$166,885	$18,613	$84,203	$387,972

(1)	Trading debt securities classified as FVTPL have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.
(2)	A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base for our operations and liquidity needs, as explained in the preceding Deposit and funding profile section.

86             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

	As at October 31, 2019

(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 2 years	2 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$62,095	$3	$–	$–	$–	$–	$–	$–	$2,557	$64,655
Securities
Trading (1)	96,229	14	45	10	21	64	97	8,601	41,453	146,534
Investment, net of applicable allowance	3,069	3,960	3,857	2,886	3,511	16,203	24,638	43,907	439	102,470
Assets purchased under reverse repurchase agreements and securities borrowed	164,870	62,971	41,569	10,985	14,993	133	–	–	11,440	306,961
Loans, net of applicable allowance	23,097	17,145	25,854	28,796	29,533	120,524	232,364	51,049	90,494	618,856
Other
Customers’ liability under acceptances	12,940	5,119	27	–	–	–	–	–	(24)	18,062
Derivatives	5,668	8,635	4,265	3,227	3,547	9,815	18,753	47,649	1	101,560
Other financial assets	28,296	1,400	1,193	48	61	169	277	1,861	2,164	35,469
Total financial assets	$396,264	$99,247	$76,810	$45,952	$51,666	$146,908	$276,129	$153,067	$148,524	$1,394,567
Other non-financial assets	2,907	1,475	108	865	109	1,373	1,507	1,696	24,328	34,368
Total assets	$399,171	$100,722	$76,918	$46,817	$51,775	$148,281	$277,636	$154,763	$172,852	$1,428,935
Liabilities and equity
Deposits (2)
Unsecured borrowing	$50,872	$36,251	$47,307	$38,376	$42,885	$28,886	$51,557	$20,230	$470,027	$786,391
Secured borrowing	2,588	4,874	10,679	3,596	2,395	10,351	19,535	5,755	–	59,773
Covered bonds	–	–	4,828	–	5,255	10,818	13,263	5,677	–	39,841
Other
Acceptances	12,944	5,119	27	–	–	–	–	–	1	18,091
Obligations related to securities sold short	35,069	–	–	–	–	–	–	–	–	35,069
Obligations related to assets sold under repurchase agreements and securities loaned	192,855	14,281	13,462	6	–	4	–	–	5,978	226,586
Derivatives	6,325	7,779	4,519	3,430	3,442	9,155	17,348	46,515	30	98,543
Other financial liabilities	29,008	1,066	849	290	443	272	701	8,510	691	41,830
Subordinated debentures	–	–	–	–	–	–	316	9,499	–	9,815
Total financial liabilities	$329,661	$69,370	$81,671	$45,698	$54,420	$59,486	$102,720	$96,186	$476,727	$1,315,939
Other non-financial liabilities	1,314	5,288	276	154	142	898	903	11,179	9,217	29,371
Equity	–	–	–	–	–	–	–	–	83,625	83,625
Total liabilities and equity	$330,975	$74,658	$81,947	$45,852	$54,562	$60,384	$103,623	$107,365	$569,569	$1,428,935
Off-balance sheet items
Financial guarantees	$427	$2,409	$2,088	$2,829	$2,382	$986	$5,394	$45	$48	$16,608
Lease commitments	69	137	204	197	198	719	1,619	3,032	–	6,175
Commitments to extend credit	2,996	6,367	8,821	10,655	11,638	41,740	150,267	27,827	3,865	264,176
Other credit-related commitments	469	934	1,615	1,863	1,365	191	634	10	92,392	99,473
Other commitments	35	–	–	–	–	–	–	–	484	519
Total off-balance sheet items	$3,996	$9,847	$12,728	$15,544	$15,583	$43,636	$157,914	$30,914	$96,789	$386,951

(1)	Trading debt securities classified as FVTPL have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.
(2)	A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base for our operations and liquidity needs, as explained in the preceding Deposit and funding profile section.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            87

Contractual maturities of financial liabilities and off-balance sheet items – undiscounted basis

The following tables provide remaining contractual maturity analysis of our financial liabilities and off-balance sheet items. The amounts disclosed in the following table are the contractual undiscounted cash flows of all financial liabilities (e.g., par value or amount payable upon maturity). The amounts do not reconcile directly with those in our consolidated balance sheets as the table incorporates only cash flows relating to payments on maturity and do not recognize premiums, discounts or mark-to-market adjustments recognized in the instruments’ carrying values as at the balance sheet date. Financial liabilities are based upon the earliest period in which they are required to be paid. For off-balance sheet items, the undiscounted cash flows potentially payable under financial guarantees and commitments to extend credit are classified on the basis of the earliest date they can be called.

Contractual maturities of financial liabilities and off-balance sheet items – undiscounted basis*	Table 63

	As at October 31, 2020
(Millions of Canadian dollars)	On demand	Within 1 year	1 year to 2 years	2 years to 5 years	5 years and greater	Total
Financial liabilities
Deposits (1)	$510,849	$343,201	$33,168	$91,871	$31,706	$1,010,795
Other
Acceptances	9	18,609	–	–	–	18,618
Obligations related to securities sold short	–	29,121	–	–	–	29,121
Obligations related to assets sold under repurchase agreements and securities loaned	8,315	260,945	4,971	–	–	274,231
Other liabilities	199	37,681	188	358	8,678	47,104
Lease liabilities	–	633	604	1,545	2,575	5,357
Subordinated debentures	–	–	205	110	9,552	9,867
	519,372	690,190	39,136	93,884	52,511	1,395,093
Off-balance sheet items
Financial guarantees (2)	$17,141	$–	$–	$–	$–	$17,141
Other commitments (3)	–	81	82	209	344	716
Commitments to extend credit (2)	239,212	43,025	2	–	–	282,239
	256,353	43,106	84	209	344	300,096
Total financial liabilities and off-balance sheet items	$775,725	$733,296	$39,220	$94,093	$52,855	$1,695,189

	As at October 31, 2019
(Millions of Canadian dollars)	On demand	Within 1 year	1 year to 2 years	2 years to 5 years	5 years and greater	Total
Financial liabilities
Deposits (1)	$406,042	$315,398	$50,218	$83,651	$30,560	$885,869
Other
Acceptances	–	18,091	–	–	–	18,091
Obligations related to securities sold short	–	35,125	–	–	–	35,125
Obligations related to assets sold under repurchase agreements and securities loaned	5,977	220,592	4	–	–	226,573
Other liabilities	617	31,794	190	640	8,512	41,753
Subordinated debentures	–	–	–	316	9,499	9,815
	412,636	621,000	50,412	84,607	48,571	1,217,226
Off-balance sheet items
Financial guarantees (2)	$16,608	$–	$–	$–	$–	$16,608
Lease commitments	–	805	719	1,619	3,032	6,175
Commitments to extend credit (2)	226,021	38,148	6	1	–	264,176
	242,629	38,953	725	1,620	3,032	286,959
Total financial liabilities and off-balance sheet items	$655,265	$659,953	$51,137	$86,227	$51,603	$1,504,185

*	This table represents an integral part of our 2020 Annual Consolidated Financial Statements.
(1)	A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base for our operations and liquidity needs, as explained in the preceding Deposit and funding profile.
(2)	We believe that it is highly unlikely that all or substantially all of these guarantees and commitments will be drawn or settled within one year, and contracts may expire without being drawn or settled. The management of the liquidity risk associated with potential extensions of funds is outlined in the preceding Risk measurement section.
(3)	Includes commitments related to short-term and low-dollar value leases, leases not yet commenced, and lease payments related to non-recoverable tax.

Regulatory developments

Net stable funding ratio

On January 1, 2020, the OSFI regulatory minimum for the Net Stable Funding Ratio (NSFR) of 100% became effective, in accordance with the revised LAR guidelines. The NSFR is determined based on the liquidity characteristics and maturity profile of our assets, liabilities, and off-balance sheet exposures and is intended to reduce structural funding risk by requiring banks to maintain a surplus of available stable funding over the required stable funding. We are in compliance with this requirement. The requirement to disclose consolidated NSFR and its major components will become effective for Canadian Domestic Systemically Important Banks (D-SIB) on January 31, 2021.

88             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

Insurance risk

Insurance risk refers to the potential financial loss that may arise where the amount, timing and/or frequency of benefit and/or premium payments under insurance and reinsurance contracts are different than expected. Insurance risk is distinct from those risks covered by other parts of our risk management framework (e.g., credit, market and operational risk) where those risks are ancillary to, or accompany, the risk transfer. The four insurance sub-risks are: morbidity, mortality, longevity, and travel risk.

Our Insurance Risk Framework provides an overview of our processes and tools for identifying, assessing, managing, mitigating and reporting on the insurance risks that face the organization. These are also supported by our robust three lines of defence governance structure.

Operational/regulatory compliance risk drivers

Operational risk

Operational risk is the risk of loss or harm resulting from people, inadequate or failed internal processes, controls and systems or from external events. Operational risk is inherent in all of our activities and third-party activities and failure to manage operational risk can result in direct or indirect financial loss, reputational impact or regulatory scrutiny and proceedings in the various jurisdictions where we operate.

Our management of operational risk follows the three lines of defence governance model, encompassing the organizational roles and responsibilities for a coordinated enterprise-wide approach. For further details, refer to the Risk management – Enterprise risk management section.

Operational risk framework

We have an Enterprise Operational Risk Framework which sets out the processes to identify, assess, monitor, measure, report and communicate on operational risk. The processes are established through the following:

•

Risk identification and assessment tools, including the collection and analysis of risk event data, help risk owners understand and proactively manage operational risk exposures. Risk assessments ensure alignment between risk exposures and efforts to manage them. Management uses outputs of these tools to make informed risk decisions.

•

Risk monitoring tools alert management to changes in the operational risk profile. When paired with escalation and monitoring triggers, risk monitoring tools can identify risk trends, warn management of risk levels that approach or exceed defined limits, as well as prompt actions and mitigation plans to be undertaken.

•

Risk capital measurement provides credible estimation of potential risk exposure, surfaces risk vulnerabilities, and informs strategic and capital planning decisions, which ultimately ensures that the bank is sufficiently resilient to withstand operational risk losses both in normal times and under stress situations.

•	Risk reporting and communication processes ensure that relevant operational risk information is made available to management in a timely manner to support risk-informed business decisions.

Conclusions from the operational risk programs enable learning based on what has happened to us, whether it could happen elsewhere in the organization, and what controls we need to amend or implement. These conclusions support the articulation of our operational risk appetite and are used to inform the overall level of operational risk exposure which thereby defines our operational risk profile. This profile includes significant operational risk exposures, potential new and emerging exposures and trends, and overall conclusions on the control environment and risk outlook. We proactively identify and investigate corporate insurance opportunities to mitigate and reduce potential future impacts of operational risk.

We consider the potential risks and rewards of our decisions to strike a balance between accepting potential losses versus incurring costs of mitigation, the expression of which is in the form of our operational risk appetite. Our operational risk appetite is established at the Board level and cascaded throughout each of our business segments.

Management reports have been implemented at various levels to support proactive management of operational risk and transparency of risk exposures. These reports are provided to senior management on a regular basis and provide detail on the main drivers of the risk status and trend for each of our business segments and the bank overall. In addition, changes to the operational risk profile that are not aligned to our business strategy or operational risk appetite are identified and discussed at GRC and the Risk Committee of the Board.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            89

Our operations expose us to many different operational risks, which may adversely affect our businesses and financial results. The following list is not exhaustive, as other factors could also adversely affect our results.

Operational risk	Management strategy
Cybersecurity

Cybersecurity is the risk to the business associated with cyber-attacks initiated to disrupt or disable our operations or to expose or damage data. We have a dedicated team of technology and cybersecurity professionals that manage a comprehensive program to help protect the organization against breaches and other incidents by ensuring appropriate security and operational controls are in place. We continue to strengthen our cyber-control framework and to improve our resilience and cybersecurity capabilities including 24 hour monitoring, cyber intelligence analysis of internal and external threats and alerting of potentially suspicious security events and incidents. Throughout the year, investments continued to be made on the program and multiple scenarios, assessments and simulations were conducted to test our resiliency strategy.

Data management and privacy

Data management is the risk of failing to manage information appropriately throughout its lifecycle due to inadequate processes and controls, resulting in legal or regulatory consequences, reputational damage or financial loss. Privacy is the risk of improper creation or collection, use, disclosure, retention or destruction of information. The collection, use and sharing of data, as well as the management and governance of data, are increasingly important as we continue to invest in digital solutions and innovation, as well as, expanding our business activities. This is also reflected through recent regulatory developments relating to data privacy. The Chief Privacy Office and the Chief Data Office partner with cross-functional teams to develop and implement enterprise-wide standards and practices that describe how data is used, protected, managed and governed.

Money laundering and Terrorist financing

Money laundering and Terrorist financing risk is the risk that our products and services are used to facilitate the laundering of proceeds of crime, including the financing of terrorist activity. We maintain an enterprise-wide program designed to deter, detect and report suspected money laundering and terrorist financing activities across our organization, while seeking to ensure compliance with the laws and regulations of the various jurisdictions in which we operate. Our Global AML Compliance Group is dedicated to the continuous development and maintenance of robust policies, guidelines, training and risk-assessment tools and models to help our employees deal with ever-evolving money laundering and terrorist financing risks. The global anti-money laundering/anti-terrorist financing program is regularly evaluated in an effort to ensure it remains aligned with industry standards, best practices and all applicable laws, regulations and guidance. Risks of non-compliance include enforcement actions, criminal prosecutions and reputational damage.

Third-party risk

Third-party risk is the risk of failure to effectively manage third parties which may expose us to service disruptions, regulatory action, financial loss, litigation or reputational damage. We have a risk-based enterprise-wide program designed to provide oversight for third-party relationships that enables us to respond effectively to events that can cause service disruptions, financial loss or various other risks that could impact us. Our approach to third-party risk mitigation is outlined in policies and standards that establish the minimum requirements for identifying and managing risks throughout the engagement with a third party, while ensuring compliance with global regulatory expectations. We seek to monitor third-party providers critical to our operations for any impact on their ability to deliver services to us, including vendors of our third-party providers.

Business continuity risk

Business continuity risk is the risk of being unable to maintain, continue or restore essential business operations during and/or after an event that prevents us from conducting business in the normal course. Exposure to disruptive operational events interrupts the continuity of our business operations and could negatively impact our financial results, reputation, client outcomes and/or result in harm to our employees. These operational events could result from the impact of severe weather, pandemics, failed processes, technology failures or cyber threats. Our risk-based enterprise-wide business continuity management program considers multiple scenarios to address the consequences of a disruption and its effects on the availability of our people, processes, facilities, technology, and third-party arrangements. Our approach to business continuity management is outlined in policies and standards embedded across the organization and the related risks are regularly measured, monitored, reported and integrated in our operational risk management and control framework.

Operational risk capital

Requirements for operational risk capital are determined in accordance with OSFI issued guidelines. Currently, our operational risk capital is assessed using the Standardized Approach (TSA) which is a formula-based calculation predicated on gross income. Upon implementation of final Basel III reforms, OSFI will require deposit-taking institutions to adopt a new Standardized Approach (SA) for measurement of operational risk capital. The SA methodology is based on the Business Indicator Component (BIC), which is a financial statement-based proxy for operational risk, and the Internal Loss Multiplier, a scaling factor that is based on the historical internal loss average relative to the BIC. Once implemented, SA will replace TSA. For further details on operational risk capital, refer to the Capital management section.

Operational risk loss events

As at October 31, 2020, our operational risk losses remain within our risk appetite. For further details on our contingencies, including litigation, refer to Notes 24 and 25 of our 2020 Annual Consolidated Financial Statements.

90             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

Regulatory compliance risk

Regulatory compliance risk is the risk of potential non-conformance with laws, rules, regulations and prescribed practices in any jurisdiction in which we operate. Issues regarding compliance with laws and regulations can arise in a number of areas in a large complex financial institution such as the bank, and are often the result of inadequate or failed internal processes, controls, people or systems.

Laws and regulations are in place to protect the financial and other interests of our clients, investors and the public. As a large-scale global financial institution, we are subject to numerous laws and extensive and evolving regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Canada, the U.S., the U.K., Europe and other jurisdictions in which we operate. In recent years, such regulation has become increasingly extensive and complex. In addition, regulatory scrutiny and expectations in Canada, the U.S., the U.K., Europe and globally for large financial institutions, with respect to, among other things, governance, risk management practices and controls, conduct as well as the enforcement of regulatory compliance matters has intensified. Failure to comply with these requirements and expectations or resolve any identified deficiencies could result in increased regulatory oversight and restrictions. Recent resolution of such matters involving other global financial institutions have involved the payment of substantial penalties, agreements with respect to future operation of their business, actions with respect to relevant personnel and guilty pleas with respect to criminal charges.

Operating in this increasingly complex regulatory environment and intense regulatory enforcement environment, we are and have been subject to a variety of legal proceedings, including civil claims and lawsuits, criminal charges, regulatory scrutiny, examinations and proceedings, investigations, audits and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions, and we anticipate that our ongoing business activities will give rise to such matters in the future. The global scope of the bank’s operations also means that a single issue may give rise to overlapping regulatory investigations, regulatory proceedings and or civil litigation claims in different jurisdictions. RBC can be subject to such proceedings due to alleged violations of law or, if determined by regulators, allegedly inadequate policies, procedures or remediation of deficiencies. Changes to laws, including tax laws, regulations or regulatory policies, as well as the changes in how they are interpreted, implemented or enforced, could adversely affect us, for example, by lowering barriers to entry in the businesses in which we operate, increasing our costs of compliance, or limiting our activities and ability to execute our strategic plans. Further, there is no assurance that we always will be, or be deemed to be, in compliance with laws, regulations or regulatory policies or expectations. Accordingly, it is possible that we could receive a judicial or regulatory enforcement judgment or decision that results in fines, damages, penalties, and other costs or injunctions, criminal convictions, or loss of licenses or registrations that would damage our reputation, and negatively impact our earnings and ability to conduct some of our businesses. In addition, we are subject to litigation arising in the ordinary course of our business and the adverse resolution of any litigation could have a significant adverse effect on our results or could give rise to significant reputational damage, which in turn could impact our future business prospects.

Our Regulatory Compliance Management Framework outlines how we manage and mitigate the regulatory compliance risks associated with failing to comply with, or adapt to, current and changing laws and regulations in the jurisdictions in which we operate.

Regulatory compliance risk includes the regulatory risks associated with financial crimes (which include, but are not limited to, money laundering, bribery, and sanctions), privacy, market conduct, consumer protection, business conduct, as well as prudential and other generally applicable non-financial requirements. Specific compliance policies, procedures and supporting frameworks have been developed to manage regulatory compliance risk.

Strategic risk drivers

Strategic risk

Strategic risk is the risk that the enterprise or particular business areas will make inappropriate strategic choices, or will be unable to successfully implement selected strategies or achieve the expected benefits. Business strategy is a major driver of our risk appetite and consequently the strategic choices we make in terms of business mix determine how our risk profile changes.

Responsibility for selecting and successfully implementing business strategies is mandated to the individual heads of each business segment. Oversight of strategic risk is the responsibility of the heads of the business segments and their operating committees, the Enterprise Strategy group, the GE, and the Board. The Enterprise Strategy group supports the management of strategic risk through the strategic planning process, articulated within our Enterprise Strategic Planning Policy, ensuring alignment across our business, financial, capital and risk planning.

Our annual business portfolio review and project approval request processes help identify and mitigate strategic risk by ensuring strategies for new initiatives, lines of business, and the enterprise as a whole align with our risk appetite and risk posture. GRM provides oversight of strategic risk by providing independent reviews of these processes, establishing enterprise risk frameworks, and independently monitoring and reporting on the level of risk established against our risk appetite metrics in accordance with the three lines of defence governance model.

For details on the key strategic priorities for our business segments, refer to the Business segment results section.

Reputation risk

Reputation risk is the risk of an adverse impact on stakeholders’ perception of the bank due to i) the actions or inactions of the bank, its employees, third-party service providers, or clients, ii) the perceived misalignment of these actions or inactions with stakeholder expectations of the bank, or iii) negative public sentiment towards a global or industry issue. Our reputation is rooted in the perception of our stakeholders, and the trust and loyalty they place in us is core to our purpose as a financial services organization. A strong and trustworthy reputation will generally strengthen our market position, reduce the cost of capital, increase shareholder value, strengthen our resiliency, and help attract and retain top talent. Conversely, damage to our reputation can result in reduced share price and market capitalization, increased cost of capital, loss of strategic flexibility, inability to enter or expand into markets, loss of client loyalty and business, regulatory fines and penalties, restrictive agreements with regulators or prosecutors, or criminal prosecutions. The sources of reputation risk are widespread; risk to our

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            91

reputation can occur in connection with credit, regulatory, legal and operational risks. We can also experience reputation risk from a failure to maintain an effective control environment, exhibit good conduct and maintain appropriate culture practices.

Managing our reputation risk is an integral part of our organizational culture and our overall enterprise risk management approach, as well as a priority for employees and our Board. Our Board-approved Reputation Risk Management Framework provides an overview of our approach to identify, assess, manage, monitor and report on reputation risk. This framework outlines governance authorities, roles and responsibilities, and controls and mechanisms to manage our reputation risk, including our culture of integrity, compliance with our Code of Conduct and operating within our risk appetite.

Our governance of reputation risk aims to be holistic and provide an integrated view of potential reputation issues across the organization. This governance structure ensures that ownership and accountability for reputation risk are understood across the enterprise, both proactive and reactive reputation risk decisions are escalated to a senior executive committee for review and evaluation, and reporting on reputation risk is comprehensive and integrated.

Legal and regulatory environment risk

Legal and regulatory environment risk is the risk that new or modified laws and regulations, and the interpretation or application of laws and regulations, will negatively impact the way in which we operate, both in Canada and in the other jurisdictions in which we conduct business. The full impact of some of these changes on our business will not be known until final rules are implemented and market practices have developed in response. We continue to respond to these and other developments and are working to minimize any potential adverse business or economic impact. The following provides a high-level summary of some of the key regulatory changes that have potential to increase or decrease our costs, impact our profitability and increase the complexity of our operations. A summary of the additional regulatory changes instituted by governments globally and by OSFI during 2020 in response to the COVID-19 pandemic are included in the Significant developments: COVID-19, Liquidity and funding risk and Capital Management sections of this 2020 Annual Report.

Global uncertainty

Significant uncertainty about the impacts of the COVID-19 pandemic, trade policy and geopolitical tensions continue to pose risks to the global economic outlook. In October 2020, the International Monetary Fund (IMF) projected global growth to decline -4.4% in calendar 2020, a moderate improvement from the -4.9% projection in June, yet well below October 2019 levels, as economic activity in advanced economies improved sooner than expected after initial containment measures were eased. The IMF projected global growth in 2021 of 5.2%, down from 5.4% projected in June, consistent with the expectations around persistent social distancing and continued containment measures. Estimates around the expected recovery beyond calendar 2020 remain uncertain, as timelines are largely dependent on the duration of the COVID-19 pandemic, including additional subsequent waves of the COVID-19 pandemic, and the effectiveness of the fiscal and monetary policy measures introduced in response to the COVID-19 pandemic. Trade policy also remains a source of uncertainty, as the U.K. and European Union (EU) have yet to finalize a Brexit deal in advance of the December 31, 2020 transition date. While the Canada-United States-Mexico Agreement is now effective, reducing uncertainty about trade within North America, the post-pandemic future of global trade remains uncertain as countries may look to decrease reliance on the global supply chain. Our diversified business model, as well as our product and geographic diversification, continue to help mitigate the risks posed by global uncertainty.

Canadian anti-money laundering (AML) regulations

The amendments to Canada’s Proceeds of Crime (Money Laundering) and Terrorist Financing Act regulations will become effective June 2021. These amendments aim to improve the effectiveness of Canada’s anti-money laundering and counter-terrorism financing regime, and align compliance with international standards. We have assessed the requirements and do not anticipate significant challenges in meeting the requirements by the effective date.

Interest rate benchmark reform

London Interbank Offered Rate (LIBOR) is the most widely referenced benchmark interest rate across the globe for derivatives, bonds, loans and other floating rate instruments; however, there is a regulator-led push to transition the market from LIBOR and certain other benchmark rates to alternative risk-free, or nearly risk-free, rates that are based on actual overnight transactions. In addition to the U.S. and U.K., regulators and national central banks internationally, including the BoC, have warned the market they will need to be prepared for certain benchmark rates (including most tenors of LIBOR) to be discontinued at the end of calendar 2021. Derivatives, floating rate notes, loans and other financial contracts whose terms extend beyond the relevant discontinuation date, and that refer to certain benchmark rates (including LIBOR) as the reference rate, will be impacted. As a result, clearing agencies are moving towards new benchmark rates and we are working with them on the transition. For further details, refer to the Critical accounting policies and estimates section in this 2020 Annual Report.

Canadian benchmark rate for qualifying insured mortgages

On February 18, 2020, the Department of Finance Canada announced changes to the minimum qualifying rate for insured mortgages. As a result of a review conducted by the federal financial agencies, it was concluded that the minimum qualifying benchmark rate should be more responsive to changes in market conditions. While the government has suspended its original effective date of April 6, 2020 until further notice due to the impact of the COVID-19 pandemic, the new benchmark rate will be the weekly median 5-year fixed insured mortgage rate plus 2%, compared to the current benchmark rate of the five-year fixed rate posted by the D-SIBs. We are currently assessing the impacts and we will continue to monitor for any further developments, including any future changes to the benchmark rate for uninsured mortgages.

92             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

Client focused reforms

The Canadian securities administrator published amendments to National Instrument 31-103 to implement the Client Focused Reforms (Reforms), which are intended to increase the standard of conduct required for Canadian securities registrants. The Reforms enhance core requirements relating to conflicts of interest, suitability, know-your-product and know-your-client requirements, and also introduce new requirements relating to relationship disclosure, training and recordkeeping. The changes come into effect in two phases: the first phase relating to conflicts of interest and the related disclosure requirements comes into effect on June 30, 2021, extended from its previous effective date of December 31, 2020 due to the impact of the COVID-19 pandemic, and the second phase relating to the remaining requirements, on December 31, 2021. The requirements will primarily impact our Personal & Commercial Banking and Wealth Management platforms. We are continuing to evaluate the requirements and their impacts on our businesses.

U.S. regulatory initiatives

Policymakers continue to evaluate and implement reforms to various U.S. financial regulations, which could result in either expansion or reduction to the U.S. regulatory requirements and associated changes in compliance costs. In May 2020, the Office of the Comptroller of the Currency released revisions to the regulation implementing the Community Reinvestment Act (CRA), intended to increase bank lending, investment, and services in low- and moderate-income communities, which becomes effective on January 1, 2023. We will continue to monitor developments and any resulting implications for us.

U.K. and European regulatory reform

In addition to the implications from Brexit, other forthcoming regulatory developments include:

•

Sustainability-Related Disclosures Regulation which will require financial services firms to disclose their approaches to considering environmental, social and governance factors as part of their advice and investment decision processes. These requirements are effective on March 10, 2021 and we are currently assessing the impacts.

•

The EU’s Central Securities Depositary Regulation rules which are intended to increase discipline in the settlement of securities transactions. The EU has revised the effective date to February 2022, extended from its previous effective date of February 2021.

For further details on regulatory capital and related requirements, refer to the risk and Capital management sections of this 2020 Annual Report.

Competitive risk

Competitive risk is the risk of an inability to build or maintain a sustainable competitive advantage in a given market or markets, and includes the potential for loss of market share due to competitors offering superior products and services. Competitive risk can arise within or outside the financial sector, from traditional or non-traditional competitors, domestically or globally. There is intense competition for clients among financial services companies in the markets in which we operate. Client loyalty and retention can be influenced by a number of factors, including new technology used or services offered by our competitors, relative service levels and prices, product and service attributes, our reputation, actions taken by our competitors, and adherence with competition and anti-trust laws. Other companies, such as insurance companies and non-financial companies, as well as new technological applications, are increasingly offering services traditionally provided by banks. This competition could also reduce our revenue which could adversely affect our results.

We identify and assess competitive risks as part of our overall risk management process. Our products and services are regularly benchmarked against existing and potential competitors. In addition, we regularly conduct risk reviews of our products, services, mergers and acquisitions strategy, as well as we seek to ensure adherence to competition and anti-trust laws. Our annual strategy-setting process also plays an integral role in managing competitive risk.

Macroeconomic risk drivers

Systemic risk

Systemic risk is the risk that the financial system as a whole, or a major part of it – either in an individual country, a region, or globally – is put in real and immediate danger of collapse or serious damage due to an unforeseen event causing a substantive shock to the financial system with the likelihood of material damage to the economy, and which would result in financial, reputation, legal or other risks for us.

Systemic risk is considered to be the least controllable risk facing us, leading to increased vulnerabilities as experienced during the 2008 global financial crisis and the COVID-19 pandemic. Our ability to mitigate systemic risk when undertaking business activities is limited, other than through collaborative mechanisms between key industry participants, and, as appropriate, the public sector and regulators to reduce the frequency and impact of these risks. The two most significant measures in mitigating the impact of systemic risk are diversification and stress testing.

Our diversified business model, portfolios, products, activities and funding sources help mitigate the potential impacts from systemic risk as well as having established risk limits to ensure our portfolio is diversified, and concentration risk is reduced and remains within our risk appetite.

Stress testing involves consideration of the simultaneous movements in a number of risk factors. It is used to ensure our business strategies and capital planning are robust by measuring the potential impacts of credit, market, liquidity, and operational risks on us, under adverse economic conditions. Our enterprise-wide stress testing program evaluates the potential effects of a set of specified changes in risk factors, corresponding to exceptional but plausible adverse economic and financial market events. These stress scenarios are evaluated across the organization, and results are integrated to develop an enterprise-wide view of the impacts on our financial results and capital requirements. For further details on our stress testing, refer to the Enterprise risk management section.

Our financial results are affected by the business and economic conditions in the geographic regions in which we operate. These conditions include consumer saving and spending habits as well as consumer borrowing and repayment patterns, business investment, government spending, exchange rates, sovereign debt risks, the level of activity and volatility of the capital

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markets, strength of the economy and inflation. Given the importance of our Canadian and U.S. operations, a continued economic downturn may largely affect our personal and business lending activities and may result in higher provisions for credit losses. Deterioration and uncertainty in global capital markets could result in continued high volatility that would impact results in Capital Markets, while in Wealth Management weaker market conditions could lead to lower average fee-based client assets and transaction volumes. In addition, worsening financial and credit market conditions may adversely affect our ability to access capital markets on favourable terms and could negatively affect our liquidity, resulting in increased funding costs and lower transaction volumes in Capital Markets and Investor & Treasury Services.

Our financial results are also sensitive to changes in interest rates. Central banks globally reduced benchmark interest rates in 2020, largely in response to the impact of the COVID-19 pandemic in an effort to provide support to maintain the resilience and stability of the financial systems. A continuing low interest rate environment in Canada, the U.S. and globally would result in net interest income continuing to be unfavourably impacted by spread compression across many of our businesses while an increase in interest rates would benefit our businesses. However, a significant increase in interest rates could also adversely impact household balance sheets, leading to credit deterioration which might negatively impact our financial results, particularly in some of our Personal & Commercial Banking and Wealth Management businesses.

Overview of other risks

In addition to the risks described in the risk sections, there are other risk factors, described below, which may affect our businesses and financial results. The following discussion is not exhaustive as other factors could also adversely affect our results.

Government fiscal, monetary and other policies

Our businesses and earnings are affected by monetary policies that are adopted by the BoC, the Fed in the U.S., the ECB in the EU and monetary authorities in other jurisdictions in which we operate, as well as the fiscal policies of the governments of Canada, the U.S., Europe and such other jurisdictions. Such policies can also adversely affect our clients and counterparties in Canada, the U.S. and internationally, which may increase the risk of default by such clients and counterparties.

Tax risk and transparency

Tax risk refers to the risk of loss related to unexpected tax liabilities. The tax laws and systems that are applicable to us are complex and wide-ranging. As a result, we ensure that any decisions or actions related to tax always reflect our assessment of the long-term costs and risks involved, including their impact on our reputation and our relationship with clients, shareholders, and regulators.

Our approach to taxation is grounded in principles which are reflected in our Code of Conduct, is governed by our Enterprise Tax Risk Management Policy, and incorporates the fundamentals of our risk drivers. Oversight of our tax policy and the management of tax risk is the responsibility of the GE, the CFO and the Senior Vice President, Taxation. We discuss our tax strategy with the Audit Committee annually and provide updates on our tax position on a regular basis.

Our tax strategy is designed to provide transparency and support our business strategy, and is aligned with our corporate vision and values. We seek to maximize shareholder value by structuring our businesses in a tax-efficient manner while considering reputational risk by being in compliance with all laws and regulations. Our policy seeks to ensure that we:

•	Act with integrity and in a straightforward, open and honest manner in all tax matters;
•	Ensure tax strategy is aligned with our business strategy supporting only bona fide transactions with a business purpose and economic substance;
•	Ensure all intercompany transactions are conducted on arm’s length terms;
•	Ensure our full compliance and full disclosure to tax authorities of our statutory obligations; and
•	Endeavour to work with the tax authorities to build positive long-term relationships and where disputes occur, address them constructively.

With respect to assessing the needs of our clients, we consider a number of factors including the purpose of the transactions. We seek to ensure that we only support bona fide client transactions with a business purpose and economic substance. Should we become aware of client transactions that are aimed at evading their tax obligations, we will not proceed with the transactions.

We operate in 36 countries worldwide. Our activities in these countries are subject to both Canadian and international tax legislation and other regulations, and are fully disclosed to the relevant tax authorities. The Taxation group and GRM both regularly review the activities of all entities in an effort to ensure compliance with tax requirements and other regulations.

Given that we operate globally, complex tax legislation and accounting principles have resulted in differing legal interpretations between the respective tax authorities we deal with and ourselves, and we are at risk of tax authorities disagreeing with prior positions we have taken for tax purposes. When this occurs, we are committed to an open and transparent dialogue with the tax authorities to facilitate a quick assessment and prompt resolution of the issues where possible. Failure to adequately manage tax risk and resolve issues with tax authorities in a satisfactory manner could adversely impact our results, potentially to a material extent in a particular period, and/or significantly impact our reputation.

94             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

Tax contribution

In 2020, total income and other tax expense, including income taxes in the Consolidated Statements of Comprehensive Income and Changes in Equity, to various levels of governments globally totalled $3.9 billion (2019 – $4.0 billion). In Canada, total income and other tax expense for the year ended October 31, 2020 to various levels of government totalled $2.7 billion (2019 – $2.9 billion).

For further details on income and other tax expense, refer to the Financial performance section.

Environmental and social risk

Environmental and Social (E&S) risk is the potential for an E&S issue associated with us, a client, transaction, product, supplier or activity, to have a negative impact on our financial position, operations, legal and regulatory compliance, or reputation. E&S issues include, but are not limited to, site contamination, waste management, land and resource use, biodiversity, water quality and availability, climate change, environmental regulation, human rights (including, but not limited to, Indigenous Peoples’ rights), and community engagement. GRM is responsible for developing and maintaining policies to identify, assess, monitor and report on E&S risk, and to regularly review and update E&S risk policies. These policies seek to identify sectors, clients and business activities that may expose us to E&S risk, establish requirements to manage, mitigate and monitor E&S risk, including when to apply enhanced due diligence and escalation procedures. Business segments and functional areas are responsible for incorporating E&S risk management requirements within their operations.

We recognize the importance of E&S risk management practices and processes and are committed to regular and transparent disclosure. Global practices in the identification, assessment and management of climate-related risks and opportunities are rapidly evolving. We are working to advance our understanding of the impact climate-related risks may have on our business and our clients’ businesses. As a signatory to the Equator Principles (EP), we report annually on projects assessed according to the EP framework. RBC GAM and BlueBay Asset Management LLP are signatories to the United Nations Principles for Responsible Investment (UN PRI) and report annually on their responsible investment activities to the UN PRI. RBC Europe Limited (RBCEL), a wholly owned subsidiary of the bank, is a member of the Green Bond Principles and reports annually on its green bond underwriting activities. Our Corporate Citizenship team coordinates our enterprise-wide approach to addressing and reporting on climate change, material E&S and human rights issues, as well as discloses our performance in our annual ESG Performance Report. We published our Human Rights Statement in October 2020, recognizing the need to consider human rights impacts in our business and portfolios. The Human Rights Statement sets out our commitment to respect internationally-recognized human rights in line with the United Nations Guiding Principles on Business and Human Rights. We also publish an annual Modern Slavery Act Statement, which sets out the steps that we have taken to ensure that slavery and human trafficking are not taking place in our supply chains or our business, and climate-related disclosures that consider the recommendations of the FSB’s Task Force on Climate-related Financial Disclosures (TCFD).

TCFD Disclosure

Governance

The Board and its Committees oversee senior management who is responsible for execution of the management of E&S risks and opportunities, which include climate change. The Board provides oversight of our strategic approach to climate change and our E&S risks, which includes how we manage climate-related risks and opportunities. We have established an internal enterprise-wide Climate Working Group co-chaired by two GE members, focused on providing strategic direction on advancing our understanding of climate-related risks and developing strategies to address climate-related risks and opportunities for us and our clients. GRM has a dedicated E&S risk team that develops approaches to identify, assess, monitor and report on climate-related risks, as appropriate. Performance goals on climate-related risks have been established at the management level.

Strategy

We recognize we have a role to play in accelerating the transition to a low-carbon economy and mitigating the risks associated with climate change. Our enterprise strategy to addressing climate-related risks and opportunities includes supporting our clients in the low-carbon transition, advancing our capabilities in climate risk management and investing in technology to address complex environmental challenges. Our participation in the rapidly evolving sustainable finance market facilitates in supporting the low-carbon transition. We are also active participants in industry groups that support the development of strategies and plans to transition to a low-carbon economy.

Risk Management

Climate-related risks may be a transverse risk type which requires us to consider how financial and non-financial factors may impact us and our clients. We initially identified climate change as an emerging risk in 2017 and, as such, our strategy and approach to managing it is reported on a regular basis to senior management and the Board. We define climate risk as risk related to the transition to a lower-carbon economy (transition risk) and risk related to the physical impacts of climate change

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(physical risk). We conduct portfolio, client and scenario analyses to assess our exposure to, and the impact of, climate-related risks. We may be exposed to climate risk through emerging regulatory and legal requirements, disruptions to our operations and services, and the products and services we provide to our clients. Both we and our clients may also be exposed to climate risk through technological change and market forces, in addition to the factors outlined above. Additionally, we and our clients may also be vulnerable to physical climate risk. We regularly review the risks that we face and reflect on those that affect our clients, considering:

Emerging regulatory and legal requirements

•  Climate change regulations, frameworks, and guidance that apply to banks, insurers and asset managers are rapidly evolving. Several central banks and regulators are taking steps toward introducing or have already introduced rules to address the financial and economic risks of climate change, for example, the EU published regulations on Sustainability-Related Disclosures which will require financial firms to disclose their approaches to considering environmental, social and governance factors as part of their advice and investment decision process. As regulations and formal requirements evolve, we will monitor such developments and update our disclosures as necessary.

•  For clients in sectors categorized as medium and high environmental risk, such as those in carbon-intensive sectors, we evaluate whether clients have assessed and quantified the regulatory impacts of climate change.

Disruptions to operations and client services

•  We identify properties that we lease or own, which contain business processes and supporting applications that require enhanced facility infrastructure to mitigate site disruptions, such as those caused by extreme weather events. We classify critical environment sites based on our business risk tolerance for site-specific downtime and, among other things, site location, power supply, exposure to flooding, geological stability and other hazards.

•  We take steps to mitigate and adapt to climate change through our building design and our purchasing decisions.

•  As required, we assess the impact of climate-related events (e.g., floods, hurricanes) on our businesses and client operations.

Products and services we provide

•  We maintain a diversified lending portfolio, which improves our resilience to geographic or sectoral downturns and minimizes concentrations of credit exposure.

•  Each business segment is responsible for identifying material climate-related risks and opportunities, which are integrated into risk management processes as necessary. We have conducted climate scenario analysis on parts of our portfolio to assess the impact of transition and physical risk drivers under different scenarios, including a 2[o]C scenario.

•  We provide products, services and advice to assist clients in responding to climate-related risks and opportunities (i.e., carbon trading services, green bond underwriting, clean technology lending and advisory services and responsible investing).

•  Our asset management businesses integrate ESG issues into their investment process when doing so may have a material impact on investment risk or return.

•  RBC Insurance® provides policy administration for property and casualty products sold through Aviva Canada Inc., and is therefore not directly exposed to climate-related risks associated with these products. The insurance industry as a whole has exposure to longer-term shifts in climate patterns, such as rising temperatures and hurricanes, which may indirectly impact our Insurance business results.

Metrics & Targets

We have commitments associated with financing, investments, risk management and carbon reduction in our operations, research, partnerships, and philanthropy, and performance is reported on in our annual TCFD Report. As a signatory to the Carbon Disclosure Project, we have publicly reported climate-related data since 2003, including multi-year data in accordance with the Greenhouse Gas (GHG) Protocol. We also receive third-party limited assurance on our energy and emissions metrics. We are working with industry peers toward developing an approach to conducting climate scenario analysis, including a view on performing stress testing for climate risk.

Other factors

Other factors that may affect our results include changes in government trade policy, changes in accounting standards and their effect on our accounting policies, estimates and judgments, currency and interest rate movements in Canada, the U.S., and other jurisdictions in which we operate or conduct business, changes to our credit ratings, the timely and successful development of new products and services, technological changes, effective design, implementation and execution of processes and their associated controls, fraud by internal and external parties, the possible impact on our business from disease or illness that affects local, national or global economies, disruptions to public infrastructure, including transportation, communication, power and water, international conflicts and other political developments including those relating to the war on terrorism, and our success in anticipating and managing the associated risks.

We caution that the foregoing discussion of risk factors, many of which are beyond our control, is not exhaustive and other factors could also affect our results.

Capital management

We actively manage our capital to maintain strong capital ratios and high ratings while providing strong returns to our shareholders. In addition to the regulatory requirements, we consider the expectations of credit rating agencies, depositors and shareholders, as well as our business plans, stress tests, peer comparisons and our internal capital ratio targets. Our goal is to optimize our capital usage and structure, and to provide support for our business segments and clients. We also aim to generate better returns for our shareholders, while protecting depositors and creditors.

Capital management framework

Our capital management framework establishes policies and processes for defining, measuring, raising and investing all forms of capital in a coordinated and consistent manner. It sets our overall approach to capital management, including guiding principles and roles and responsibilities relating to capital adequacy and transactions, dividends, solo capital and management of RWA and leverage ratio exposures. We manage and monitor capital from several perspectives, including regulatory capital and solo capital.

96             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

Our capital planning process is dynamic and involves various teams including Finance, Corporate Treasury, GRM, Economics and our businesses, and covers internal capital ratio targets, potential capital transactions as well as projected dividend payouts and share repurchases. This process considers our business operating plans, enterprise-wide stress testing and Internal Capital Adequacy Assessment Process (ICAAP), regulatory capital changes and requirements, accounting changes, internal capital requirements, rating agency metrics and solo capital.

Our capital plan is established on an annual basis and is aligned with the management actions included in the annual business operating plan, which includes forecast growth in assets and earnings taking into account our business strategies, the projected market and economic environment, and peer positioning. This includes incorporating potential capital transactions based on our projected internal capital generation, business forecasts, market conditions and other developments, such as accounting and regulatory changes, that may impact capital requirements. All of the components in the capital plan are monitored throughout the year and are revised as deemed appropriate.

Our enterprise-wide stress testing and annual ICAAP processes provide key inputs for capital planning, including setting internal capital ratio targets. The stress scenarios are evaluated across the organization, and results are integrated to develop an enterprise-wide view of financial impacts and capital requirements, which in turn facilitate the planning of mitigating actions to absorb adverse events. ICAAP assesses capital adequacy and requirements covering all material risks, with a cushion for plausible contingencies. In accordance with OSFI guidelines, major components of our ICAAP process include comprehensive risk assessment, stress testing, capital assessment and planning, Board and senior management oversight, monitoring and reporting and internal control review.

Our internal capital targets are established to maintain robust capital positions in excess of OSFI’s Basel III regulatory targets. The stress test results of our enterprise-wide stress testing and ICAAP processes are incorporated into the OSFI Capital Buffers, D-SIB/Globally Systemically Important Banks (G-SIB) surcharge, and Domestic Stability Buffer (DSB), with a view to ensure that the bank has adequate capital to underpin risks and absorb losses under all plausible stress scenarios, including the COVID-19 pandemic, given our risk profile and appetite. In addition, we include a discretionary cushion on top of OSFI’s regulatory targets to reflect our risk appetite, our forecasts of potential negative downturns and to maintain our capital strength for forthcoming regulatory and accounting changes, peer comparatives, rating agencies sensitivities and solo capital level.

The Board is responsible for the ultimate oversight of capital management, including the annual review and approval of the capital plan. ALCO and GE share responsibility for capital management and receive regular reports detailing our compliance with approved limits and guidelines. The Audit and Risk Committees jointly approve the ICAAP process.

Basel III

Our consolidated regulatory capital requirements are determined by guidelines issued by OSFI, which are based on the minimum Basel III capital ratios adopted by the BCBS.

Under Basel III, banks select from two main approaches, the Standardized Approach or the IRB Approach, to calculate their minimum regulatory capital required to support credit, market and operational risks. We adopted the Basel III IRB approach to calculate credit risk capital for consolidated regulatory reporting purposes. While the majority of our credit risk exposures are reported under the Basel III IRB Approach for regulatory capital purposes, certain portfolios continue to use the Basel III Standardized Approach for credit risk (for example, our Caribbean Banking operations and City National). For consolidated regulatory reporting of market risk capital, we use both Internal Models-based and Standardized Approaches. Effective November 1, 2019, we adopted the Standardized Approach (SA) for consolidated regulatory reporting of operational risk as the use of the Advanced Measurement Approach was discontinued by OSFI. We determine our regulatory leverage ratio based on OSFI’s Leverage Requirements (LR) Guideline, which reflects the BCBS Basel III leverage ratio requirements. We are required to maintain a minimum leverage ratio that meets or exceeds 3%.

All federally regulated banks with a Basel III leverage ratio total exposure exceeding €200 billion at their financial year-end are required, at a minimum, to publicly disclose in the first quarter following their year-end, the twelve indicators used in the G-SIB assessment methodology, with the goal of enhancing the transparency of the relative scale of banks’ potential global systemic importance and data quality. The FSB publishes an updated list of G-SIBs annually. On November 11, 2020, we were re-designated as a G-SIB by the FSB. This designation requires us to maintain a higher loss absorbency requirement (common equity as a percentage of RWA) of 1% consistent with the D-SIB requirement.

On April 18, 2018, OSFI released its final guideline on Total Loss Absorbing Capacity (TLAC), which applies to Canadian D-SIBs as part of the Federal Government’s Bail-in regime. The guideline is consistent with the TLAC standard released on November 9, 2015 by the FSB for institutions designated as G-SIBs, but tailored to the Canadian context. The TLAC requirement is intended to address the sufficiency of a systemically important bank’s loss absorbing capacity in supporting its recapitalization in the event of its failure. TLAC is defined as the aggregate of Tier 1 capital, Tier 2 capital, and other TLAC instruments, which allow conversion in whole or in part into common shares under the CDIC Act and meet all of the eligibility criteria under the guideline.

TLAC requirements established two minimum standards, which are required to be met effective November 1, 2021: the risk-based TLAC ratio, which builds on the risk-based capital ratios described in the Capital Adequacy Requirements (CAR) guideline, and the TLAC leverage ratio, which builds on the leverage ratio described in OSFI’s LR guideline. On April 16, 2020, OSFI notified systemically important banks of the requirement to maintain a minimum TLAC ratio of 22.5%, which includes the DSB currently set at 1.0%. OSFI continues to require a TLAC leverage ratio of 6.75%. We began issuing bail-in eligible debt in the fourth quarter of 2018 and this has contributed to increasing our TLAC ratio. We expect our TLAC ratio to increase through normal course refinancing of maturing unsecured term debt.

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On June 20, 2018, OSFI announced that all D-SIBs are required to publicly disclose their Pillar 2 DSB as part of their quarterly disclosures, similar to other current capital-related disclosure requirements. The level of the buffer ranges between 0% and 2.5% of the entity’s total RWA for the six systemically important banks in Canada. The DSB requirements must be met at the CET1 capital level. OSFI will undertake a review of the DSB on a semi-annual basis, in June and December, and will publicly announce any changes at that time. However, on March 13, 2020, OSFI announced a decrease in the DSB from 2.25% to 1.0% of total RWA, with the buffer decrease effective immediately, in response to the disruption related to the COVID-19 pandemic and in support of the banks’ ability to supply additional credit to the economy. At that time, OSFI also committed to not increasing the DSB for a period of 18 months and announced its expectation that all banks should not increase their dividend payments and should stop any share buybacks. On June 23, 2020, OSFI reaffirmed the DSB at 1.0% of total RWA.

On March 27, 2020, OSFI announced a series of regulatory adjustments and guidance, and continues to release regulations implementing and/or clarifying certain aspects on a rolling basis, to further support the financial and operational resilience of the banking sector in response to the COVID-19 pandemic, including:

•	Regulatory adjustments to RWA:
•

Delaying the past due treatment of all loan deferrals for a period of six months from the grant date, thereby alleviating any increase to RWA when clients request payment deferrals for their loans including, but not limited to, mortgages, credit cards, auto loans, small business loans or commercial loans; and

•	Temporary measures until at least April 2021 to reduce stressed VaR multipliers from three to one and the permanent exclusion of Funding Valuation Adjustment hedges from market risk.
•

Modifications for increases in expected credit loss provisions on CET1 capital by applying a 70% after-tax exclusion rate for growth in Stage 1 and Stage 2 allowances between Q1 2020 and the respective quarter for the remainder of fiscal 2020. Thereafter, the exclusion rate will be reduced to 50% and 25% in fiscal 2021 and 2022, respectively. These modifications are not available for a financial institution’s IRB portfolio in any quarter in which the financial institution has a shortfall in allowances.

•	Permitting the use of available buffers above the regulatory authorized minimum for the leverage ratio.

In relation to the relief programs launched by the Government of Canada and described in the Significant developments: COVID-19 section in this 2020 Annual Report, on March 30, 2020, OSFI provided guidance on the associated capital treatment of these programs:

•	Loans issued under the CEBA program are to be excluded from risk-based capital and leverage ratios as they are fully guaranteed by the government.
•

The appropriate risk-weighting for both the guaranteed and unsecured portion of the loans issued as part of the EDC BCAP Guarantee program should be in accordance with existing regulatory guidelines. However, the full amount of the loan is required to be included in the leverage ratio calculation.

•	Risk-based capital and leverage ratio calculations should reflect only the financial institutions’ own proportion of new loans issued under the BDC lending programs.

Further regulatory guidance was provided by OSFI on April 9, 2020 and April 16, 2020, in support of capital and liquidity measures, which became effective immediately:

•

Leverage ratio exposure amounts are to exclude central bank reserves and sovereign-issued securities that qualify as HQLA until December 31, 2021, extended from the previous announced end date of April 30, 2021.

•

Reduction in the current regulatory capital floor for financial institutions using the IRB approach from 75% to 70% of RWA under the SA. The reduced floor factor will remain in place until the adoption of the Basel III reforms in Q1 2023.

•	Exclusion of exposures acquired through the Paycheck Protection Program (PPP) instituted by the U.S. government from RWA and leverage exposure amounts.

OSFI has assessed and will continue to assess the need for these relief measures. Effective August 31, 2020, certain relief measures, such as the past due treatment of all loan deferrals after September 30, 2020, are viewed by OSFI as no longer warranted and are being gradually phased out based on the timing of when payment deferrals were granted. We have incorporated the above adjustments and guidance, as applicable, into our results and in our on-going capital planning activities.

The following table provides a summary of OSFI’s current regulatory target ratios under Basel III and Pillar 2 requirements. We are in compliance with all current capital and leverage requirements imposed by OSFI:

Basel III – OSFI regulatory targets	Table 64

Basel III capital and leverage ratios	OSFI regulatory target requirements for large banks under Basel III					RBC capital and leverage ratios as at October 31, 2020	Domestic Stability Buffer (3)	Minimum including Capital Buffers, D-SIB/G-SIB surcharge and Domestic Stability Buffer
	Minimum	Capital Buffers (1)	Minimum including Capital Buffers	D-SIB/G-SIB Surcharge (2)	Minimum including Capital Buffers and D-SIB/G-SIB surcharge (2)
Common Equity Tier 1	4.5%	2.5%	7.0%	1.0%	8.0%	12.5%	1.0%	9.0%
Tier 1 capital	6.0%	2.5%	8.5%	1.0%	9.5%	13.5%	1.0%	10.5%
Total capital	8.0%	2.5%	10.5%	1.0%	11.5%	15.5%	1.0%	12.5%
Leverage ratio	3.0%	n.a.	3.0%	n.a.	3.0%	4.8%	n.a.	3.0%

(1)	The capital buffers include the capital conservation buffer and the countercyclical capital buffer as prescribed by OSFI.
(2)	A capital surcharge, equal to the higher of our D-SIB surcharge and the BCBS’s G-SIB surcharge, is applicable to risk-weighted capital.
(3)	Effective March 13, 2020, in accordance with the revised guidance noted above, OSFI lowered the level for the DSB to 1.0% of RWA from 2.25%. On June 23, 2020, OSFI reaffirmed the DSB at 1.0% of total RWA.
n.a.	not applicable.

98             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

Regulatory capital, RWA and capital ratios

Under Basel III, regulatory capital consists of CET1, Additional Tier 1 and Tier 2 capital.

CET1 capital comprises the highest quality of capital. Regulatory adjustments under Basel III include full deductions of certain items and additional capital components that are subject to threshold deductions.

Tier 1 capital comprises predominantly CET1 and Additional Tier 1 items including non-cumulative preferred shares and limited recourse capital notes (LRCNs) that meet certain criteria. Tier 2 capital primarily includes subordinated debentures that meet certain criteria and certain loan loss allowances. Total capital is defined as the sum of Tier 1 and Tier 2 capital. Preferred shares, LRCNs, and subordinated debentures issued after January 1, 2013 require Non-viability contingent capital (NVCC) features to be included into regulatory capital. NVCC requirements ensure that non-common regulatory capital instruments bear losses before banks seek government funding.

Regulatory capital ratios are calculated by dividing CET1, Tier 1 and Total capital by their respective RWA.

The following chart provides a summary of the major components of CET1, Additional Tier 1 and Tier 2 capital.

(1)	Effective March 27, 2020, in accordance with OSFI’s regulatory adjustments, modifications for increases in expected credit loss provisions for CET1 capital are subject to applying a 70% after-tax exclusion rate for growth in Stage 1 and Stage 2 allowances, relative to January 31, 2020 balances.
(2)	First level: The amount by which each of the items exceeds a 10% threshold of CET1 capital (after all deductions but before threshold deductions) will be deducted from CET1 capital. Second level: The aggregate amount of the three items not deducted from the first level above and in excess of 15% of CET1 capital after regulatory adjustments will be deducted from capital, and the remaining balance not deducted will be risk-weighted at 250%.
(3)	Non-significant investments are subject to certain CAR criteria that drive the amount eligible for deduction.

The following tables provide details on our regulatory capital, RWA, and capital and leverage ratios. Our capital position remains strong and our capital and leverage ratios remain well above OSFI regulatory targets:

Regulatory capital, risk-weighted assets (RWA) and capital and leverage ratios	Table 65

	As at
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	October 31 2020	October 31 2019
Capital (1)
CET1 capital	$68,082	$62,184
Tier 1 capital	74,005	67,861
Total capital	84,928	77,888
Risk-weighted Assets (RWA) used in calculation of capital ratios (1)
Credit risk	$448,821	$417,835
Market risk	27,374	28,917
Operational risk	70,047	66,104
Total RWA	$546,242	$512,856
Capital ratios and Leverage ratio (1)
CET1 ratio	12.5%	12.1%
Tier 1 capital ratio	13.5%	13.2%
Total capital ratio	15.5%	15.2%
Leverage ratio	4.8%	4.3%
Leverage ratio exposure (billions)	$1,552.9	$1,570.5

(1)	Capital, RWA, and capital ratios are calculated using OSFI’s CAR guideline and the Leverage ratio is calculated using OSFI’s LR guideline as updated in accordance with the regulatory guidance issued in fiscal 2020 by OSFI in response to the COVID-19 pandemic. Both the CAR guideline and LR guideline are based on the Basel III framework.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            99

Regulatory capital	Table 66

	As at

(Millions of Canadian dollars)	October 31 2020	October 31 2019
CET1 capital: instruments and reserves and regulatory adjustments
Directly issued qualifying common share capital (and equivalent for non-joint stock companies) plus related stock surplus	$17,732	$17,888
Retained earnings	59,573	55,680
Accumulated other comprehensive income (and other reserves)	3,414	4,248
Directly issued capital subject to phase out from CET1 (only applicable to non-joint stock companies)	–	–
Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1)	12	12
Regulatory adjustments applied to CET1 under Basel III	(12,649)	(15,644)
Common Equity Tier 1 capital (CET1)	$68,082	$62,184

Additional Tier 1 capital: instruments and regulatory adjustments
Directly issued qualifying Additional Tier 1 instruments plus related stock surplus	$5,921	$4,175
Directly issued capital instruments to phase out from Additional Tier 1	–	1,500
Additional Tier 1 instruments issued by subsidiaries and held by third parties (amount allowed in group AT1)	2	2
Regulatory adjustments applied to Additional Tier 1 under Basel III	–	–
Additional Tier 1 capital (AT1)	$5,923	$5,677
Tier 1 capital (T1 = CET1 + AT1)	$74,005	$67,861

Tier 2 capital: instruments and provisions and regulatory adjustments
Directly issued qualifying Tier 2 instruments plus related stock surplus	$9,049	$6,998
Directly issued capital instruments subject to phase out from Tier 2	488	2,509
Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in group Tier 2)	29	25
Collective allowance	1,357	495
Regulatory adjustments applied to Tier 2 under Basel III	–	–
Tier 2 capital (T2)	$10,923	$10,027

Total capital (T1 + T2)	$84,928	$77,888

2020 vs. 2019

(1)	Represents rounded figures.
(2)	Internal capital generation of $8.5 billion which represents Net income available to shareholders excluding PCL, less common and preferred shares dividends and distributions on other equity instruments.

Our CET1 ratio was 12.5%, up 40 bps from last year, mainly reflecting internal capital generation, partially offset by higher RWA, the impact of higher PCL net of related capital modifications for expected loss provisioning, the impact of regulatory changes and share repurchases.

Our Tier 1 capital ratio of 13.5% was up 30 bps, reflecting the factors noted above under the CET1 ratio and the favourable impact of the issuance of LRCNs, partially offset by the redemption of preferred shares.

100             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

Our Total capital ratio of 15.5% was up 30 bps, reflecting the factors noted above under the Tier 1 capital ratio. Total capital ratio was also positively impacted by the inclusion of excess provisions, net of capital modifications applied, partially offset by the net redemption of subordinated debentures.

Our Leverage ratio of 4.8% was up 50 bps, mainly reflecting internal capital generation, the impact of regulatory modifications for central bank reserves and sovereign-issued securities qualifying as HQLA, and the issuance of LRCNs. These factors were partially offset by higher leverage exposures, the impact of higher PCL net of capital modifications for expected loss provisioning, the redemption of preferred shares, share repurchases and the impact of the adoption of IFRS 16.

Leverage exposures decreased by $17.6 billion mainly due to the impact of regulatory modifications for central bank reserves and sovereign-issued securities qualifying as HQLA, partially offset by business growth mainly in cash, loans and securities, the impact of foreign exchange translation, and the impact of the adoption of IFRS 16.

Basel III RWA

OSFI requires banks to meet minimum risk-based capital requirements for exposures to credit risk, operational risk, and where they have significant trading activity, market risk. RWA is calculated for each of these risk types and added together to determine total RWA. In addition, a minimum capital floor requirement must be maintained as prescribed under OSFI’s CAR guidelines. Effective April 9, 2020, the capital floor requirement was set to 70% of RWA as calculated under current Basel III standardized credit risk and market risk approaches as defined in the CAR guidelines. If the capital requirement is less than the required threshold, a floor adjustment to RWA must be applied to the reported RWA as prescribed by OSFI CAR guidelines.

Total risk-weighted assets	Table 67

	2020						2019
		Average of risk- weights (2)	Risk-weighted assets
As at October 31 (Millions of Canadian dollars, except percentage amounts)	Exposure (1)		Standardized approach	Advanced approach	Other	Total	Total
Credit risk
Lending-related and other
Residential mortgages	$302,980	8%	$9,294	$15,310	$–	$24,604	$23,629
Other retail	299,180	20%	6,848	53,696	–	60,544	59,443
Business	378,188	58%	51,175	167,628	–	218,803	215,342
Sovereign	281,426	5%	2,385	12,986	–	15,371	9,400
Bank	29,911	17%	1,720	3,508	–	5,228	7,648
Total lending-related and other	$1,291,685	25%	$71,422	$253,128	$–	$324,550	$315,462
Trading-related
Repo-style transactions	$857,349	1%	$88	$9,352	$56	$9,496	$10,469
Derivatives – including CVA – CET1 phase-in adjustment	93,930	46%	2,073	22,347	18,497	42,917	33,617
Total trading-related	$951,279	6%	$2,161	$31,699	$18,553	$52,413	$44,086
Total lending-related and other and trading-related	$2,242,964	17%	$73,583	$284,827	$18,553	$376,963	$359,548
Bank book equities	3,456	143%	–	4,931	–	4,931	4,583
Securitization exposures	64,421	18%	5,270	6,219	–	11,489	7,794
Regulatory scaling factor	n.a.	n.a.	n.a.	17,385	–	17,385	17,089
Other assets	29,459	129%	n.a.	n.a.	38,053	38,053	28,821
Total credit risk	$2,340,300	19%	$78,853	$313,362	$56,606	$448,821	$417,835
Market risk
Interest rate			$2,309	$5,532	$–	$7,841	$7,264
Equity			2,066	1,562	–	3,628	3,381
Foreign exchange			2,544	373	–	2,917	1,756
Commodities			238	49	–	287	296
Specific risk			4,932	1,053	–	5,985	8,885
Incremental risk charge			–	6,716	–	6,716	7,335
Total market risk			$12,089	$15,285	$–	$27,374	$28,917
Operational risk			$70,047	n.a.	n.a.	$70,047	$66,104
Total risk-weighted assets	$2,340,300		$160,989	$328,647	$56,606	$546,242	$512,856

(1)	Total exposure represents EAD which is the expected gross exposure upon the default of an obligor. This amount is before any allowance against impaired loans or partial write-offs and does not reflect the impact of credit risk mitigation and collateral held.
(2)	Represents the average of counterparty risk weights within a particular category.
n.a.	not applicable.

2020 vs. 2019

During the year, RWA was up $33 billion, primarily driven by the impact of net credit downgrades, business growth mainly in derivatives, cash and lending as well as the impact of foreign exchange translation. The unfavourable impact of regulatory changes reflecting the adoption of IFRS 16 and removal of allowed grandfathering and transitioning treatment for certain securitization and counterparty credit risk exposures, also contributed to the increase. These factors were partially offset by net normal course model and methodology changes, including capital modifications associated with the reduction in market risk. The impact of foreign exchange translation on RWA is largely mitigated with economic hedges in our CET1 ratio.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            101

Selected capital management activity

Selected capital management activity	Table 68

	For the year ended October 31, 2020

(Millions of Canadian dollars, except number of shares)	Issuance or redemption date	Number of shares (000s)	Amount
Tier 1 capital
Common shares activity
Issued in connection with share-based compensation plans (1)		1,043	$80
Purchased for cancellation		(7,860)	(97)
Issuance of limited recourse capital notes Series 1 (2), (3), (4)		1,750	$1,750
Redemption of preferred shares, Series W (3)	October 1, 2020	(12,000)	$(300)
Redemption of preferred shares, Series AA (3)	October 1, 2020	(12,000)	(300)
Redemption of preferred shares, Series AC (3)	October 1, 2020	(8,000)	(200)
Redemption of preferred shares, Series AE (3)	October 1, 2020	(10,000)	(250)
Redemption of preferred shares, Series AF (3)	October 1, 2020	(8,000)	(200)
Redemption of preferred shares, Series AG (3)	October 1, 2020	(10,000)	(250)

Tier 2 capital
Redemption of December 6, 2024 subordinated debentures (5)	December 6, 2019		$(2,000)
Issuance of December 23, 2029 subordinated debentures (4), (5)	December 23, 2019		1,500
Redemption of June 4, 2025 subordinated debentures (4), (5)	June 4, 2020		(1,000)
Issuance of June 30, 2030 subordinated debentures (4), (5)	June 23, 2020		1,250

Other
Purchase and cancellation of preferred shares Series C-2 (3)	December 17, 2019	(5)	$(8)

(1)	Amounts include cash received for stock options exercised during the period and fair value adjustments to stock options.
(2)	For the LRCNs, the number of shares represent the number of notes issued.
(3)	For further details, refer to Note 20 of our 2020 Annual Consolidated Financial Statements.
(4)	NVCC instruments.
(5)	For further details, refer to Note 19 of our 2020 Annual Consolidated Financial Statements.

On February 27, 2019, we announced a normal course issuer bid (NCIB) to purchase up to 20 million of our common shares, commencing on March 1, 2019 and continuing until February 29, 2020, or such earlier date as we complete the repurchase of all shares permitted under the bid. This NCIB was completed on February 26, 2020, with 14.0 million common shares repurchased and cancelled at a total cost of approximately $1,457 million.

On February 27, 2020, we announced an NCIB program to purchase up to 20 million of our common shares, commencing on March 2, 2020 and continuing until March 1, 2021, or such earlier date as we complete the repurchase of all shares permitted under the bid. Since the inception of this NCIB, the total number of common shares repurchased and cancelled was approximately 0.4 million, at a cost of approximately $39 million. In accordance with OSFI’s announcement of its expectation that share buybacks should be stopped, we ceased the repurchase of our common shares effective March 13, 2020.

In fiscal 2020, the total number of common shares repurchased and cancelled under our NCIB programs was approximately 7.9 million. The total cost of the shares repurchased was $814 million.

We determine the amount and timing of the purchases under the NCIB, subject to prior consultation with OSFI. Purchases may be made through the TSX, the NYSE and other designated exchanges and alternative Canadian trading systems. The price paid for repurchased shares is the prevailing market price at the time of acquisition.

On December 6, 2019, we redeemed all $2,000 million of our outstanding 2.99% subordinated debentures due on December 6, 2024 for 100% of their principal amount plus interest accrued to, but excluding, the redemption date.

On December 17, 2019, we purchased for cash 200,000 depositary shares, each representing a one-fortieth interest in a share of our Fixed Rate/Floating Rate Non-Cumulative First Preferred Shares, Series C-2 (C-2 Preferred Shares), for aggregate total consideration, including accrued dividends, of US$6 million. The purchased depositary and underlying C-2 Preferred Shares were subsequently cancelled. The C-2 Preferred Shares do not qualify as Tier 1 regulatory capital.

On December 23, 2019, we issued $1,500 million of NVCC subordinated debentures. The notes bear interest at a fixed rate of 2.88% per annum until December 23, 2024, and at the three-month Canadian Dollar Offered Rate (CDOR) plus 0.89% thereafter until their maturity on December 23, 2029.

On June 4, 2020, we redeemed all $1,000 million of our outstanding NVCC 2.48% subordinated debentures due on June 4, 2025 for 100% of their principal amount plus interest accrued to, but excluding, the redemption date.

On June 23, 2020, we issued $1,250 million of NVCC subordinated debentures. The notes bear interest at a fixed rate of 2.088% per annum until June 30, 2025, and at the three-month CDOR plus 1.31% thereafter until their maturity on June 30, 2030.

102             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

On July 28, 2020, we issued $1,750 million of LRCN Series 1 at a price of $1,000 per note. The LRCN Series 1 bear interest at a fixed rate of 4.5% per annum until November 24, 2025, and thereafter at a rate per annum, reset every fifth year, equal to the 5-Year Government of Canada Yield plus 4.137% until maturity on November 24, 2080.

On October 1, 2020, we redeemed Non-Cumulative First Preferred Shares at a price of $25 per share, including all 12 million issued and outstanding Series W shares; all 12 million issued and outstanding Series AA shares; all 8 million issued and outstanding Series AC shares; all 10 million issued and outstanding Series AE shares; all 8 million issued and outstanding Series AF shares; and all 10 million issued and outstanding Series AG shares.

On November 2, 2020, we issued $1,250 million of LRCN Series 2, at a price per note of $1,000. The LRCN Series 2 bear interest at a fixed rate of 4% per annum until February 24, 2026, and thereafter at a rate per annum, reset every fifth year, equal to the 5-Year Government of Canada Yield plus 3.167% until maturity on February 24, 2081.

Dividends

Our common share dividend policy reflects our earnings outlook, payout ratio objective and the need to maintain adequate levels of capital to support business plans. In 2020, our dividend payout ratio was 55%. Common share dividends paid during the year were $6.1 billion. In accordance with OSFI’s announcement on March 13, 2020 of its expectation that all banks should not increase their dividend payment, we have maintained our dividend payment since that date.

Selected share data (1)	Table 69

	2020				2019

(Millions of Canadian dollars, except number of shares and as otherwise noted)	Number of shares (000s)	Amount	Dividends declared per share		Number of shares (000s)	Amount	Dividends declared per share
Common shares issued	1,423,861	$17,628		$4.29	1,430,678	$17,645		$4.07
Treasury shares – common shares	(1,388)	(129)			(582)	(58)
Common shares outstanding	1,422,473	$17,499			1,430,096	$17,587
Stock options and awards
Outstanding	7,735				7,697
Exercisable	3,314				2,980
Available for grant	7,082				8,171
First preferred shares issued
Non-cumulative Series W (2), (3)	–	$–		$1.05	12,000	$300		$1.23
Non-cumulative Series AA (3)	–	–		0.95	12,000	300		1.11
Non-cumulative Series AC (3)	–	–		0.98	8,000	200		1.15
Non-cumulative Series AE (3)	–	–		0.96	10,000	250		1.13
Non-cumulative Series AF (3)	–	–		0.95	8,000	200		1.11
Non-cumulative Series AG (3)	–	–		0.96	10,000	250		1.13
Non-cumulative Series AZ (4), (5)	20,000	500		0.93	20,000	500		0.96
Non-cumulative Series BB (4), (5)	20,000	500		0.91	20,000	500		0.96
Non-cumulative Series BD (4), (5)	24,000	600		0.85	24,000	600		0.90
Non-cumulative Series BF (4), (5)	12,000	300		0.90	12,000	300		0.90
Non-cumulative Series BH (5)	6,000	150		1.23	6,000	150		1.23
Non-cumulative Series BI (5)	6,000	150		1.23	6,000	150		1.23
Non-cumulative Series BJ (5)	6,000	150		1.31	6,000	150		1.31
Non-cumulative Series BK (4), (5)	29,000	725		1.38	29,000	725		1.38
Non-cumulative Series BM (4), (5)	30,000	750		1.38	30,000	750		1.38
Non-cumulative Series BO (4), (5)	14,000	350		1.20	14,000	350		1.27
Non-cumulative Series C-2 (6)	15	23	US$	67.50	20	31	US$	67.50
Other equity instruments issued
Limited recourse capital notes Series 1 (4), (5), (7)	1,750	1,750		4.50%	–	–		–
Preferred shares and other equity instruments issued	168,765	$5,948			227,020	$5,706
Treasury instruments – preferred shares and other equity instruments (8)	(2)	(3)			34	1
Preferred shares and other equity instruments outstanding	168,763	$5,945			227,054	$5,707
Dividends on common shares		$6,111				$5,840
Dividends on preferred shares and distributions on other equity instruments (9)		268				269

(1)	For further details about our capital management activity, refer to Note 20 of our 2020 Annual Consolidated Financial Statements.
(2)	Effective February 24, 2010, we have the right to convert these shares into common shares at our option, subject to certain restrictions.
(3)	On October 1, 2020, we redeemed Non-Cumulative First Preferred Shares at a price of $25 per share, including all 12 million issued and outstanding Series W shares; all 12 million issued and outstanding Series AA shares; all 8 million issued and outstanding Series AC shares; all 10 million issued and outstanding Series AE shares; all 8 million issued and outstanding Series AF shares; and all 10 million issued and outstanding Series AG shares.
(4)	Dividend rate will reset every five years.
(5)	NVCC instruments.
(6)	Represents 615,400 depositary shares relating to preferred shares Series C-2. Each depositary share represents one-fortieth interest in a share of Series C-2.
(7)	For LRCNs, the number of shares represent the number of notes issued and the dividends declared per share represent the annual interest rate percentage applicable to the notes issued as at the reporting date. In connection with the issuance of LRCN Series 1, on July 28, 2020, we issued $1,750 million of First Preferred Shares Series BQ (Series BQ) at a price of $1,000 per Series BQ. The Series BQ were issued to a consolidated trust to be held as trust assets in connection with the LRCN structure.
(8)	Positive amounts represent a short position in treasury instruments.
(9)	Excludes distributions to non-controlling interests.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            103

As at November 27, 2020, the number of outstanding common shares was 1,423,065,739, net of treasury shares held of 917,878, and the number of stock options and awards was 7,616,167.

NVCC provisions require the conversion of the capital instrument into a variable number of common shares in the event that OSFI deems a bank to be non-viable or a federal or provincial government in Canada publicly announces that a bank has accepted or agreed to accept a capital injection. If a NVCC trigger event were to occur, our NVCC capital instruments as at October 31, 2020, which are the preferred shares Series AZ, BB, BD, BF, BH, BI, BJ, BK, BM, BO, LRCN Series 1 and subordinated debentures due on September 29, 2026, January 20, 2026, January 27, 2026, July 25, 2029, December 23, 2029 and June 30, 2030 would be converted into common shares pursuant to an automatic conversion formula with a conversion price based on the greater of: (i) a contractual floor price of $5.00, and (ii) the current market price of our common shares at the time of the trigger event (10-day weighted average). Based on a floor price of $5.00 and including an estimate for accrued dividends and interest, these NVCC capital instruments would convert into a maximum of 3,870 million common shares, in aggregate, which would represent a dilution impact of 73.12% based on the number of common shares outstanding as at October 31, 2020.

Attributed capital

Our methodology for allocating capital to our business segments is based on the Basel III regulatory capital requirements, with the exception of Insurance. For Insurance, the allocation of capital is based on fully diversified economic capital. Risk-based capital attribution provides a uniform base for performance measurement among business segments, which compares to our overall corporate return objective and facilitates management decisions in resource allocation in conjunction with other factors.

The calculation and attribution of capital involves a number of assumptions and judgments by management which are monitored to ensure that the regulatory capital framework remains comprehensive and consistent. The models are benchmarked to leading industry practices via participation in surveys, reviews of methodologies and ongoing interaction with external risk management industry professionals.

For additional information on the risks highlighted below, refer to the Risk management section.

(1)	RWA amount represents period-end spot balances. Attributed Capital represents average balances.
(2)	Other includes (a) non-Insurance segments: equity required to underpin Basel III regulatory capital deductions other than Goodwill and other intangibles as well as capital modifications for expected loss provisioning and (b) Insurance segment: equity required to underpin risks associated with business, fixed assets and insurance risks.
(3)	Insurance RWA represents our investments in the insurance subsidiaries capitalized at the regulatory prescribed rate as required under OSFI CAR guideline.

Other considerations affecting capital

Capital treatment for equity investments in other entities is determined by a combination of accounting and regulatory guidelines based on the size or nature of the investment. Three broad approaches apply as follows:

•	Consolidation: entities which we control are consolidated on our Consolidated Balance Sheets.
•

Deduction: certain holdings are deducted from our regulatory capital. These include all unconsolidated “substantial investments,” as defined by the Bank Act (Canada) in the capital of financial institutions, as well as all investments in insurance subsidiaries.

•	Risk weighting: equity investments that are not deducted from capital are risk-weighted at a prescribed rate for determination of capital charges.

104             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

Regulatory capital approach for securitization exposures

Our securitization regulatory capital approach reflects Chapter 7 of OSFI’s CAR guidelines. For our securitization exposures, we use an internal assessment approach (IAA) for exposures related to our ABCP business, and as per regulatory guidelines for other securitization exposures we use a combination of approaches including an external ratings based approach, an IRB approach and a standardized approach.

While our IAA rating methodologies are based in large part on criteria that are published by External Credit Assessment Institutions (ECAIs) such as S&P and therefore are similar to the methodologies used by these institutions, they are not identical. Our ratings process includes a comparison of the available credit enhancement in a securitization structure to a stressed level of projected losses. The stress level used is determined by the desired risk profile of the transaction. As a result, we stress the cash flows of a given transaction at a higher level in order to achieve a higher rating. Conversely, transactions that only pass lower stress levels achieve lower ratings.

Most of the other securitization exposures (non-ABCP) carry external ratings and we use the external rating for determining the proper capital allocation for these positions. We periodically compare our own ratings to ECAIs ratings to ensure that the ratings provided by ECAIs are reasonable.

GRM is responsible for providing risk assessments for capital purposes in respect of all our banking book exposures. GRM is independent of the business originating the securitization exposures and performs its own analysis, sometimes in conjunction with but always independent of the applicable business. GRM has developed asset class specific criteria guidelines which provide the rating methodologies for each asset class. The guidelines are reviewed periodically and are subject to the ratings replication process mandated by Pillar I of the Basel rules.

Regulatory developments

Basel III reforms

Under the new Basel III reforms, OSFI revised its capital requirement for operational risk applicable to deposit taking institutions and a new Standardized Approach (SA) will be required. On January 20, 2020, OSFI extended the effective implementation date to Q1 2022 from the previous effective date of Q1 2021.

On March 27, 2020, the BCBS extended the effective implementation dates of the following regulatory requirements in recognition of the operational challenges brought about by the COVID-19 pandemic for both bank supervisors such as OSFI and the banks they supervise, including:

•	Basel III reforms (credit risk and operational risk) to January 1, 2023 from the previous effective date of January 1, 2022.
•	Minimum capital requirements for market risk to January 1, 2023 from the previous effective date of January 1, 2022.
•	Revised Pillar 3 disclosure requirements deferred to January 1, 2023.

On March 27, 2020, OSFI also announced the effective implementation requirements for the Basel III reforms applicable to us and other Canadian D-SIBs to January 31, 2023, which is aligned with the BCBS and the Minimum capital requirements for market risk to January 31, 2024.

Global systemically important banks (G-SIB)

On April 3, 2020, the BCBS announced its postponement of the implementation of the revised G-SIB framework from 2021 to 2022 in order to provide additional operational capacity for banks and supervisors in light of the COVID-19 pandemic.

Basel III reforms – Credit valuation adjustment (CVA)

On July 8, 2020, BCBS revised its standard on the regulatory capital treatment of CVA risk for derivatives and securities financing transactions. The revised standard reflects recalibrated risk weights, guidance on the treatment of certain client cleared derivatives and permits recalibration between the two CVA framework methodologies allowed. These changes bring the CVA frameworks more in alignment with the updated Minimum capital requirement for market risk. While the BCBS effective date for this standard is January 1, 2023, OSFI has allowed deferral of the implementation date to January 1, 2024 to align with the OSFI implementation date of the market risk framework. We are currently assessing the impact of the guidelines and do not anticipate any issues with meeting OSFI’s effective implementation date.

Accounting and control matters

Critical accounting policies and estimates

Application of critical accounting policies, judgments, estimates and assumptions

Our significant accounting policies are described in Note 2 of our 2020 Annual Consolidated Financial Statements. Certain of these policies and related estimates are recognized as critical because they require us to make particularly subjective or complex judgments about matters that are inherently uncertain and significantly different amounts could be reported under different conditions or using different assumptions. Certain critical judgments relating to allowance for credit losses and goodwill are particularly complex in the current uncertain environment. The COVID-19 pandemic has continued to evolve and the economic environment in which we operate could be subject to sustained volatility, which could continue to impact our financial results, as the duration of the COVID-19 pandemic, and the effectiveness of steps undertaken by governments and central banks remains uncertain. We continue to monitor and assess the impacts of the COVID-19 pandemic on our critical accounting judgments, estimates and assumptions. For further information, refer to Notes 2, 5 and 10 of our 2020 Annual Consolidated Financial Statements.

Our critical accounting judgments, estimates and assumptions relate to the fair value of financial instruments, allowance for credit losses, goodwill and other intangible assets, employee benefits, consolidation, derecognition of financial assets, application of the effective interest method, provisions, insurance claims and policy benefit liabilities, and income taxes. Our critical accounting policies and estimates have been reviewed and approved by our Audit Committee, in consultation with management, as part of their review and approval of our significant accounting policies, judgments, estimates and assumptions.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            105

Changes in accounting policies

During the first quarter of 2020, we adopted IFRS 16. As permitted by the transition provisions of IFRS 16, we elected not to restate comparative period results; accordingly, all comparative information prior to the first quarter of 2020 is presented in accordance with our previous accounting policies, as described in Note 2 of our 2020 Annual Consolidated Financial Statements. As a result of the adoption of IFRS 16, we recognized right-of-use assets, lease liabilities and an adjustment to opening retained earnings as at November 1, 2019. Refer to Note 2 of our 2020 Annual Consolidated Financial Statements for details of these changes.

During the first quarter of 2020, we early adopted amendments to IFRS 9 Financial Instruments (IFRS 9), IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures (Amendments). Refer to Note 2 of our 2020 Annual Consolidated Financial Statements for details of these changes.

Fair value of financial instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We determine fair value by incorporating factors that market participants would consider in setting a price, including commonly accepted valuation approaches.

We give priority to third-party pricing services and valuation techniques with the highest and most consistent accuracy. The level of accuracy is determined over time by comparing third-party price values to traders’ or system values, other pricing service values and, when available, actual trade data. Other valuation techniques are used when a price or quote is not available. Some valuation processes use models to determine fair value. We have a systematic and consistent approach to control the use of models.

In determining fair value, a hierarchy is used which prioritizes the inputs to valuation techniques. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs. Fair values established based on this hierarchy require the use of observable market data whenever available. Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access at the measurement date. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and model inputs that are either observable, or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 3 inputs include one or more inputs that are unobservable and significant to the fair value of the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available at the measurement date. The availability of inputs for valuation may affect the selection of valuation techniques. The classification of a financial instrument in the fair value hierarchy for disclosure purposes is based upon the lowest level of input that is significant to the measurement of fair value.

Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. For more complex or illiquid instruments, significant judgment is required to determine the model used, select the model inputs, and in some cases, apply valuation adjustments to the model value or quoted price for inactively traded financial instruments. The selection of model inputs may be subjective and the inputs may be unobservable. Unobservable inputs are inherently uncertain as there is little or no market data available from which to determine the level at which the transaction would occur under normal business circumstances. Appropriate parameter uncertainty and market risk valuation adjustments for such inputs and other model risk valuation adjustments are assessed in all such instances

Valuation adjustments may be subjective as they require significant judgment in the input selection, such as the probability of default and recovery rate, and are intended to arrive at a fair value that is determined based on assumptions that market participants would use in pricing the financial instrument. The realized price for a transaction may be different from its recorded value that was previously estimated using management judgment, and may therefore impact unrealized gains and losses recognized in Non-interest income – Trading revenue or Other.

For further information on the fair value of financial instruments, refer to Notes 2 and 3 of our 2020 Annual Consolidated Financial Statements.

Allowance for credit losses

An allowance for credit losses (ACL) is established for all financial assets, except for financial assets classified or designated as FVTPL and equity securities designated as FVOCI, which are not subject to impairment assessment. Assets subject to impairment assessment include certain loans, debt securities, interest-bearing deposits with banks, customers’ liability under acceptances, accounts and accrued interest receivable, and finance and operating lease receivables. Off-balance sheet items subject to impairment assessment include financial guarantees and undrawn loan commitments.

We measure the ACL on each balance sheet date according to a three-stage expected credit loss impairment model:

•	Performing financial assets
•

Stage 1 – From initial recognition of a financial asset to the date on which the asset has experienced a significant increase in credit risk relative to its initial recognition, a loss allowance is recognized equal to the credit losses expected to result from defaults occurring over the 12 months following the reporting date.

•

Stage 2 – Following a significant increase in credit risk relative to the initial recognition of the financial asset, a loss allowance is recognized equal to the credit losses expected over the remaining lifetime of the asset.

•	Impaired financial assets
•

Stage 3 – When a financial asset is considered to be credit-impaired, a loss allowance is recognized equal to credit losses expected over the remaining lifetime of the asset. Interest income is calculated based on the carrying amount of the asset, net of the loss allowance, rather than on its gross carrying amount.

The ACL is a discounted probability-weighted estimate of the cash shortfalls expected to result from defaults over the relevant time horizon. For loan commitments, credit loss estimates consider the portion of the commitment that is expected to be drawn over the relevant time period. For financial guarantees, credit loss estimates are based on the expected payments required under the guarantee contract. For finance lease receivables, credit loss estimates are based on cash flows consistent with the cash flows used in measuring the lease receivable.

The ACL represents an unbiased estimate of expected credit losses on our financial assets as at the balance sheet date. Judgment is required in making assumptions and estimations when calculating the ACL, including movements between the three stages, the inclusion of forward looking information and the application of expert credit judgment. The underlying assumptions and estimates may result in changes to the provisions from period to period that significantly affect our results of operations.

106             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

For further information on allowance for credit losses, refer to Notes 2, 4 and 5 of our 2020 Annual Consolidated Financial Statements.

Goodwill and other intangible assets

We allocate goodwill to groups of cash-generating units (CGU). Goodwill is not amortized and is tested for impairment on an annual basis, or more frequently if there are objective indications of impairment. We test for impairment by comparing the recoverable amount of a CGU with its carrying amount.

We estimate the value in use and fair value less costs of disposal of our CGUs primarily using a discounted cash flow method which incorporates each CGU’s internal forecasts of revenues and expenses. Significant management judgment is applied in the determination of expected future cash flows (uncertainty in timing and amount), discount rates (based on CGU-specific risks) and terminal growth rates. CGU-specific risks include country risk, business/operational risk, geographic risk (including political risk, devaluation risk and government regulation), currency risk and price risk (including product pricing risk and inflation). If the forecast earnings and other assumptions in future periods deviate significantly from the current amounts used in our impairment testing, the value of our goodwill could become impaired.

We assess for indicators of impairment of our other intangible assets at each reporting period. If there is an indication that an asset may be impaired, an impairment test is performed by comparing the carrying amount of the intangible asset to its recoverable amount. Where it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the CGU to which the asset belongs. Significant judgment is applied in estimating the useful lives and recoverable amounts of our intangible assets and assessing whether certain events or circumstances constitute objective evidence of impairment. We do not have any intangible assets with indefinite lives.

For further details, refer to Notes 2 and 10 of our 2020 Annual Consolidated Financial Statements.

Employee benefits

We sponsor a number of benefit programs for eligible employees, including registered pension plans, supplemental pension plans, health, dental, disability and life insurance plans.

The calculation of defined benefit expenses and obligations depends on various assumptions such as discount rates, healthcare cost trend rates, projected salary increases, retirement age, and mortality and termination rates. Discount rates are determined using a yield curve based on spot rates from high quality corporate bonds. All other assumptions are determined by us and are reviewed by the actuaries. Actual experience that differs from the actuarial assumptions will affect the amounts of benefit obligations and remeasurements that we recognize. The weighted average assumptions used and the sensitivity of key assumptions are presented in Note 17 of our 2020 Annual Consolidated Financial Statements.

Consolidation of structured entities

Subsidiaries are those entities, including structured entities, over which we have control. We control an entity when we are exposed, or have rights, to variable returns from our involvement with the entity and have the ability to affect those returns through our power over the investee. We have power over an entity when we have existing rights that give us the current ability to direct the activities that most significantly affect the entity’s returns (relevant activities). Power may be determined on the basis of voting rights or, in the case of structured entities, other contractual arrangements.

We are not deemed to control an entity when we exercise power over an entity as the agent of a third party or parties. In determining whether we are acting as an agent, we consider the overall relationship between us, the investee and other parties to the arrangement with respect to the following factors: (i) the scope of our decision-making power; (ii) the rights held by other parties; (iii) the remuneration to which we are entitled; and (iv) our exposure to variability of returns.

The determination of control is based on the current facts and circumstances and is continuously assessed. In some circumstances, different factors and conditions may indicate that various parties control an entity depending on whether those factors and conditions are assessed in isolation or in totality. Significant judgment is applied in determining whether we control an entity, specifically, assessing whether we have substantive decision-making rights over the relevant activities and whether we are exercising our power as a principal or an agent.

We consolidate all subsidiaries from the date control is transferred to us, and cease consolidation when an entity is no longer controlled by us. Our consolidation conclusions affect the classification and amount of assets, liabilities, revenues and expenses reported in our Consolidated Financial Statements.

For further details, refer to Note 7 of our 2020 Annual Consolidated Financial Statements.

Derecognition of financial assets

We periodically enter into transactions in which we transfer financial assets such as loans or mortgage-backed securities to structured entities or trusts that issue securities to investors. We derecognize the assets when our contractual rights to the cash flows from the assets have expired; when we retain the rights to receive the cash flows but assume an obligation to pay those cash flows to a third party subject to certain pass-through requirements; or when we transfer our contractual rights to receive the cash flows and substantially all of the risks and rewards of the assets have been transferred. When we retain substantially all of the risks and rewards of the transferred assets, the transferred assets are not derecognized from our Consolidated Balance Sheets and are accounted for as secured financing transactions. When we neither retain nor transfer substantially all risks and rewards of ownership of the assets, we derecognize the assets if control over the assets is relinquished. If we retain control over the transferred assets, we continue to recognize the transferred assets to the extent of our continuing involvement. Management’s judgment is applied in determining whether we have transferred or retained substantially all risk and rewards of ownership of the transferred financial asset.

The majority of assets transferred under repurchase agreements, securities lending agreements, and in our Canadian residential mortgage securitization transactions do not qualify for derecognition. As a result, we continue to record the associated transferred assets on our Consolidated Balance Sheets and no gains or losses are recognized for those securitization activities. Otherwise, a gain or loss is recognized on securitization by comparing the carrying amount of the transferred asset with its fair value at the date of the transfer. For further information on derecognition of financial assets, refer to Notes 2 and 6 of our 2020 Annual Consolidated Financial Statements.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            107

Application of the effective interest method

Interest is recognized in Interest income and Interest expense in the Consolidated Statements of Income generally for all interest bearing financial instruments using the effective interest method. The effective interest rate is the rate that discounts estimated future cash flows over the expected life of the financial asset or liability to the net carrying amount upon initial recognition. Significant judgment is applied in determining the effective interest rate due to uncertainty in the timing and amounts of future cash flows.

Provisions

Provisions are liabilities of uncertain timing or amount and are recognized when we have a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are measured as the best estimate of the consideration required to settle the present obligation at the reporting date. Significant judgment is required in determining whether a present obligation exists and in estimating the probability, timing and amount of any outflows. We record provisions related to litigation, asset retirement obligations and other items.

The forward-looking nature of these estimates requires us to use a significant amount of judgment in projecting the timing and amount of future cash flows. We record our provisions on the basis of all available information at the end of the reporting period and make adjustments on a quarterly basis to reflect current expectations. Should actual results differ from our expectations, we may incur expenses in excess of the provisions recognized.

Insurance claims and policy benefit liabilities

Insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy benefits. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method, which incorporates assumptions for mortality, morbidity, policy lapses and surrenders, investment yields, policy dividends, operating and policy maintenance expenses, and provisions for adverse deviation. Key assumptions are reviewed annually and updated in response to actual experience and market conditions. Liabilities for property and casualty insurance represent estimated provisions for reported and unreported claims. Liabilities for life and property and casualty insurance are included in Insurance claims and policy benefit liabilities. Changes in Insurance claims and policy benefit liabilities are included in the Insurance policyholder benefits, claims and acquisition expense in our Consolidated Statements of Income in the period in which the estimates change. Refer to Note 15 of our 2020 Annual Consolidated Financial Statements for further information.

Income taxes

We are subject to income tax laws in various jurisdictions where we operate, and the complex tax laws are potentially subject to different interpretations by us and the relevant taxation authority. Management’s judgment is applied in interpreting the relevant tax laws, in assessing the probability of acceptance of our tax positions by the relevant tax authorities and estimating the expected timing and amount of the provision for current and deferred income taxes. A deferred tax asset or liability is determined for each temporary difference based on the tax rates that are expected to be in effect in the period that the asset is realized or the liability is settled. Where the temporary differences will not reverse in the foreseeable future, no deferred tax amount is recognized.

On a quarterly basis, we review whether it is probable that the benefits associated with our deferred tax assets will be realized, using both positive and negative evidence. Refer to Note 22 of our 2020 Annual Consolidated Financial Statements for further information.

Future changes in accounting policy and disclosure

Conceptual Framework for Financial Reporting (Conceptual Framework)

In March 2018, the IASB issued its revised Conceptual Framework. This replaces the previous version of the Conceptual Framework issued in 2010. The revised Conceptual Framework will be effective on November 1, 2020. The Conceptual Framework is not a standard, and does not override the concepts or requirements in any standard. It may be used to develop consistent accounting policies where there is no applicable standard in place. The revisions include a few new concepts, updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts. These amendments are not expected to have a material impact on our Consolidated Financial Statements.

Interest Rate Benchmark Reform

In August 2020, the IASB issued Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 Insurance contracts and IFRS 16 (Phase 2 Amendments). The Phase 2 Amendments address issues that arise upon replacing the existing interest rate benchmark with the alternative interest rates and introduces additional disclosure requirements. The Phase 2 Amendments provide two key reliefs:

•	Modifications made as a direct result of the Reform on an economically equivalent basis are reflected prospectively in the effective interest rate rather than as an immediate gain or loss.
•	If qualifying criteria are met, hedging relationships that are directly impacted by the Reform would be able to continue hedge accounting upon transition to alternative interest rates.

The Phase 2 Amendments will be effective for us on November 1, 2021, with earlier adoption permitted. We are currently assessing the impact of the adoption of the Phase 2 Amendments on our Consolidated Financial Statements.

To manage our transition to alternative interest rates, we have implemented a comprehensive enterprise-wide program and governance structure that addresses the key areas of impact including contract remediation, funding and liquidity planning, risk management, financial reporting and valuation, systems, processes, client education and communication. Transition activities are focused on two broad streams of work: (i) developing new alternative risk-free rate linked products, and (ii) conversion of existing LIBOR based contracts to alternative risk-free rates. Our program timelines are ultimately dependent on broader market acceptance of products that reference the new alternative risk-free rates and our clients’ readiness and ability to adopt the replacement products. Significant matters that we continue to evaluate include client product offerings, short and long term funding strategies, and our hedging programs. We are following the recommended target dates for cessation of LIBOR-based products provided by our regulators.

108             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

IFRS 17 Insurance Contracts (IFRS 17)

In May 2017, the IASB issued IFRS 17 to establish a comprehensive global insurance standard which provides guidance on the recognition, measurement, presentation and disclosures of insurance contracts. IFRS 17 requires entities to measure insurance contract liabilities at their current fulfillment values using one of three approaches. In June 2020, the IASB issued amendments to IFRS 17, including deferral of the effective date by two years. This new standard will be effective for us on November 1, 2023 and will be applied retrospectively with restatement of comparatives unless impracticable. We are currently assessing the impact of adopting this standard and the amendments on our Consolidated Financial Statements.

Controls and procedures

Disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and include controls and procedures that are designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer, and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

As of October 31, 2020, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Chief Financial Officer, the effectiveness of our disclosure controls and procedures as defined under rules adopted by the U.S. SEC. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective as of October 31, 2020.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. See Management’s Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm.

There were no changes in our internal control over financial reporting during the year ended October 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Related party transactions

In the ordinary course of business, we provide normal banking services and operational services, and enter into other transactions with associated and other related corporations, including our joint venture entities, on terms similar to those offered to non-related parties. We grant loans to directors, officers and other employees at rates normally accorded to preferred clients. In addition, we offer deferred share and other plans to non-employee directors, executives and certain other key employees. For further information, refer to Notes 12 and 26 of our audited 2020 Annual Consolidated Financial Statements.

Supplementary information

Selected annual information	Table 70

(Millions of Canadian dollars, except per share amounts)	2020	2019	2018
Total revenue	$47,181	$46,002	$42,576
Net income attributable to:
Shareholders	11,432	12,860	12,400
Non-controlling interest	5	11	31
	$11,437	$12,871	$12,431
Basic earnings per share	$7.84	$8.78	$8.39
Diluted earnings per share	7.82	8.75	8.36
Dividends declared per common shares	4.29	4.07	3.77
Total assets	$1,624,548	$1,428,935	$1,334,734
Deposits	1,011,885	886,005	836,197

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            109

Net interest income on average assets and liabilities							Table 71

	Average balances			Interest			Average rate

(Millions of Canadian dollars, except for percentage amounts) (1)	2020	2019	2018	2020	2019	2018	2020	2019	2018
Assets
Deposits with other banks
Canada	$13,891	$10,990	$10,300	$115	$231	$198	0.83%	2.10%	1.92%
U.S.	36,008	25,392	27,522	160	505	429	0.44	1.99	1.56
Other International	22,202	20,463	21,587	32	(53)	(61)	0.14	(0.26)	(0.28)
	72,101	56,845	59,409	307	683	566	0.43	1.20	0.95
Securities
Trading	131,685	130,647	125,153	4,622	4,573	3,785	3.51	3.50	3.02
Investment, net of applicable allowance	128,121	97,764	90,470	1,866	2,254	1,885	1.46	2.31	2.08
	259,806	228,411	215,623	6,488	6,827	5,670	2.50	2.99	2.63
Asset purchased under reverse repurchase agreements and securities borrowed	363,418	346,173	266,709	4,668	8,960	5,536	1.28	2.59	2.08
Loans (2)
Canada
Retail	404,051	379,853	364,473	14,534	15,352	13,533	3.60	4.04	3.71
Wholesale	93,238	89,503	77,985	4,179	4,988	3,682	4.48	5.57	4.72
	497,289	469,356	442,458	18,713	20,340	17,215	3.76	4.33	3.89
U.S.	111,931	96,492	79,695	3,034	3,099	3,008	2.71	3.21	3.77
Other International	37,985	32,430	28,932	1,673	1,424	1,026	4.40	4.39	3.55
	647,205	598,278	551,085	23,420	24,863	21,249	3.62	4.16	3.86
Total interest-earning assets	1,342,530	1,229,707	1,092,826	34,883	41,333	33,021	2.60	3.36	3.02
Non-interest-bearing deposits with other banks	72,698	29,430	31,695	–	–	–	–	–	–
Customers’ liability under acceptances	18,572	17,447	16,015	–	–	–	–	–	–
Other assets	202,893	159,599	154,395	–	–	–	–	–	–
Total assets	$1,636,700	$1,436,200	$1,294,900	$34,883	$41,333	$33,021	2.13%	2.88%	2.55%
Liabilities and shareholders’ equity
Deposits (3)
Canada	$612,675	$555,467	$513,240	$7,378	$10,420	$7,718	1.20%	1.88%	1.50%
U.S.	105,892	97,563	98,651	658	1,524	1,313	0.62	1.56	1.33
Other International	93,597	83,349	77,414	747	1,044	811	0.80	1.25	1.05
	812,164	736,379	689,305	8,783	12,988	9,842	1.08	1.76	1.43
Obligations related to securities sold short	35,937	34,799	32,642	2,200	1,995	1,627	6.12	5.73	4.98
Obligations related to assets sold under repurchase agreements and securities loaned	308,723	262,929	184,934	2,622	6,147	3,261	0.85	2.34	1.76
Subordinated debentures	9,518	9,405	9,131	280	365	322	2.94	3.88	3.53
Other interest-bearing liabilities	24,957	16,496	15,352	163	89	17	0.65	0.54	0.11
Total interest-bearing liabilities	1,191,299	1,060,008	931,364	14,048	21,584	15,069	1.18	2.04	1.62
Non-interest-bearing deposits	158,468	133,702	129,696	–	–	–	–	–	–
Acceptances	18,646	17,473	16,030	–	–	–	–	–	–
Other liabilities	183,355	143,948	142,122	–	–	–	–	–	–
Total liabilities	$1,551,768	$1,355,131	$1,219,212	$14,048	$21,584	$15,069	0.91%	1.59%	1.24%
Equity	$84,925	$81,052	$75,720	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Total liabilities and shareholders’ equity	$1,636,700	$1,436,200	$1,294,900	$14,048	$21,584	$15,069	0.86%	1.50%	1.16%
Net interest income and margin	$1,636,700	$1,436,200	$1,294,900	$20,835	$19,749	$17,952	1.27%	1.38%	1.39%
Net interest income and margin (average earning assets, net)
Canada	$779,433	$700,153	$637,214	$14,185	$14,375	$13,076	1.82%	2.05%	2.05%
U.S.	356,916	329,655	275,895	4,959	4,058	3,616	1.39	1.23	1.31
Other International	206,183	199,898	179,717	1,691	1,316	1,260	0.82	0.66	0.70
Total	$1,342,532	$1,229,706	$1,092,826	$20,835	$19,749	$17,952	1.55%	1.61%	1.64%

(1)	Insurance segment assets and liabilities are included in Other assets and Other liabilities, respectively.
(2)	Interest income includes loan fees of $797 million (2019 – $672 million; 2018 – $621 million).
(3)	Deposits include personal chequing and savings deposits with average balances of $218 billion (2019 – $189 billion; 2018 – $182 billion), interest expense of $0.5 billion (2019 – $1.1 billion; 2018 – $0.8 billion) and average rates of 0.2% (2019 – 0.6%; 2018 – 0.4%). Deposits also include term deposits with average balances of $443 billion (2019 – $421 billion; 2018 – $389 billion), interest expense of $6.8 billion (2019 – $9.2 billion; 2018 – $7.4 billion) and average rates of 1.53% (2019 – 2.19%; 2018 – 1.89%).
n.a.	not applicable

110             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

Change in net interest income	Table 72

	2020 vs. 2019			2019 vs. 2018

	Increase (decrease) due to changes in			Increase (decrease) due to changes in

(Millions of Canadian dollars) (1)	Average volume (2)	Average rate (2)	Net change	Average volume (2)	Average rate (2)	Net change
Assets
Deposits with other banks
Canada (3)	$61	$(177)	$(116)	$13	$20	$33
U.S. (3)	211	(556)	(345)	(33)	109	76
Other international (3)	(5)	90	85	3	5	8
Securities
Trading	36	13	49	166	622	788
Investment, net of applicable allowance	700	(1,088)	(388)	152	217	369
Asset purchased under reverse repurchase agreements and securities borrowed	446	(4,738)	(4,292)	1,649	1,775	3,424
Loans
Canada
Retail	978	(1,796)	(818)	571	1,248	1,819
Wholesale	208	(1,017)	(809)	544	762	1,306
U.S.	496	(561)	(65)	634	(543)	91
Other international	244	5	249	124	274	398
Total interest income	$3,375	$(9,825)	$(6,450)	$3,823	$4,489	$8,312
Liabilities
Deposits
Canada	1,073	(4,115)	(3,042)	635	2,067	2,702
U.S.	130	(996)	(866)	(14)	225	211
Other international	128	(425)	(297)	62	171	233
Obligations related to securities sold short	65	140	205	108	260	368
Obligations related to assets sold under repurchase agreements and securities loaned	1,071	(4,596)	(3,525)	1,375	1,511	2,886
Subordinated debentures	4	(89)	(85)	10	33	43
Other interest-bearing liabilities	46	28	74	1	71	72
Total interest expense	$2,517	$(10,053)	$(7,536)	$2,177	$4,338	$6,515
Net interest income	$858	$228	$1,086	$1,646	$151	$1,797

(1)	Insurance segment assets and liabilities are included in Other assets and Other liabilities, respectively.
(2)	Volume/rate variance is allocated on the percentage relationships of changes in balances and changes in rates to the total net change in net interest income.
(3)	Geographic classification for selected assets and liabilities is based on the domicile of the booking point of the subject assets and liabilities.

Loans and acceptances by geography	Table 73

As at October 31 (Millions of Canadian dollars)	2020	2019	2018	2017	2016
Canada (1)
Residential mortgages	$319,287	$287,767	$265,831	$255,799	$241,800
Personal	79,778	81,547	82,112	82,022	82,205
Credit cards	17,060	19,617	18,793	17,491	16,601
Small business	5,742	5,434	4,866	4,493	3,878
Retail	421,867	394,365	371,602	359,805	344,484
Wholesale	144,917	142,334	118,627	99,158	86,130
	$566,784	$536,699	$490,229	$458,963	$430,614
U.S. (1)
Retail	29,721	24,850	21,033	18,100	17,134
Wholesale	64,381	53,784	59,476	55,037	59,349
	94,102	78,634	80,509	73,137	76,483
Other International (1)
Retail	6,388	6,871	6,817	7,265	7,852
Wholesale	17,971	17,838	17,837	21,870	21,733
	24,359	24,709	24,654	29,135	29,585
Total loans and acceptances	$685,245	$640,042	$595,392	$561,235	$536,682
Total allowance for credit losses	(5,746)	(3,124)	(2,933)	(2,159)	(2,235)
Total loans and acceptances, net of allowance for credit losses	$679,499	$636,918	$592,459	$559,076	$534,447

(1)	Geographic information is based on residence of borrower.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            111

Loans and acceptances by portfolio and sector					Table 74
As at October 31 (Millions of Canadian dollars)	2020	2019	2018	2017	2016
Residential mortgages	$342,597	$308,091	$282,471	$270,348	$254,998
Personal	92,011	92,250	92,700	92,294	93,466
Credit cards	17,626	20,311	19,415	18,035	17,128
Small business	5,742	5,434	4,866	4,493	3,878
Retail	$457,976	$426,086	$399,452	$385,170	$369,470
Agriculture	9,862	9,369	8,325	7,397	6,538
Automotive	8,535	9,788	8,761	8,319	7,293
Banking	1,453	2,005	1,826	1,163	1,536
Consumer discretionary	16,523	16,741	15,453	14,428	13,543
Consumer staples	6,116	5,290	4,497	4,581	5,024
Oil & gas	7,593	8,145	6,061	5,599	5,346
Financial services	28,120	24,961	21,350	15,448	10,139
Financing products	5,828	6,368	5,569	4,475	7,255
Forest products	1,173	1,486	1,101	913	1,100
Governments	4,365	4,252	4,103	9,624	8,538
Industrial products	6,955	7,388	7,607	5,674	5,722
Information technology	4,830	4,606	4,635	4,086	5,235
Investments	15,599	14,657	8,987	8,867	7,221
Mining & metals	1,070	1,179	1,301	1,114	1,456
Public works & infrastructure	1,415	1,717	1,853	1,586	1,626
Real estate & related	62,721	54,032	49,889	44,759	38,164
Other services	23,062	21,373	18,467	16,492	17,092
Telecommunication & media	5,059	4,757	7,018	4,867	5,765
Transportation	7,644	5,426	5,347	5,223	5,110
Utilities	7,955	8,826	8,239	6,870	8,752
Other sectors	1,391	1,590	5,551	4,580	4,757
Wholesale	$227,269	$213,956	$195,940	$176,065	$167,212
Total loans and acceptances	$685,245	$640,042	$595,392	$561,235	$536,682
Total allowance for credit losses	(5,746)	(3,124)	(2,933)	(2,159)	(2,235)
Total loans and acceptances, net of allowance for credit losses	$679,499	$636,918	$592,459	$559,076	$534,447

112             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

Gross impaired loans by portfolio and geography	Table 75

As at October 31 (Millions of Canadian dollars, except for percentage amounts)	2020	2019	2018	2017	2016

Residential mortgages	$638	$732	$725	$634	$709

Personal	212	306	302	276	304
Small business	90	57	44	38	46
Retail	940	1,095	1,071	948	1,059

Agriculture	$70	$37	$29	$28	$37

Automotive	79	28	7	29	43

Banking	4	10	18	26	2

Consumer discretionary	281	171	138	77	181

Consumer staples	112	51	23	55	36

Oil & gas	552	509	230	318	1,263

Financial services	81	81	80	113	114

Financing products	-	–	–	–	–

Forest products	13	35	9	7	21

Governments	7	5	15	8	2

Industrial products	57	92	42	34	43

Information technology	14	16	2	70	66

Investments	47	7	8	25	70

Mining & metals	30	1	2	3	15

Public works & infrastructure	8	12	3	4	16

Real estate & related	395	408	290	340	225

Other services	251	134	73	158	97

Telecommunication & media	6	12	8	12	27

Transportation	148	13	58	7	31

Utilities	46	211	8	10	79
Other sectors	45	35	48	48	58
Wholesale	2,246	1,868	1,091	1,372	2,426
Acquired credit-impaired loans	9	13	21	256	418
Total GIL (1), (2)	$3,195	$2,976	$2,183	$2,576	$3,903

Canada (3)

Residential mortgages	$425	$481	$431	$323	$368

Personal	177	250	248	198	228
Small business	90	57	44	38	46
Retail	692	788	723	559	642

Agriculture	69	36	29	22	27

Automotive	20	18	5	4	9

Banking	4	10	18	26	–

Consumer discretionary	117	71	62	54	105

Consumer staples	34	24	10	10	14

Oil & gas	90	97	38	16	56

Financial services	-	–	1	3	–

Financing products	-	–	–	–	–

Forest products	13	9	9	7	21

Governments	2	5	11	2	2

Industrial products	54	48	31	25	40

Information technology	3	4	1	2	4

Investments	-	2	–	1	3

Mining & metals	4	1	2	3	12

Public works & infrastructure	7	10	3	4	16

Real estate & related	233	195	134	182	105

Other services	85	65	24	47	58

Telecommunication & media	4	11	7	10	24

Transportation	15	13	11	7	10

Utilities	–	59	–	1	16
Other sectors	–	–	–	–	–
Wholesale	754	678	396	426	522
Total	$1,446	$1,466	$1,119	$985	$1,164

U.S. (3)

Retail	$32	$36	$23	$59	$56
Wholesale	1,039	869	401	736	1,736
Total	$1,071	$905	$424	$795	$1,792

Other International (3)

Retail	$216	$272	$327	$345	$380
Wholesale	462	333	313	451	567
Total	$678	$605	$640	$796	$947
Total GIL (1), (2)	$3,195	$2,976	$2,183	$2,576	$3,903
Allowance on impaired loans (4)	(949)	(832)	(700)	(737)	(809)
Net impaired loans	$2,246	$2,144	$1,483	$1,839	$3,094
GIL as a % of loans and acceptances
Residential mortgages	0.19%	0.24%	0.26%	0.23%	0.28%
Personal	0.23%	0.33%	0.33%	0.30%	0.33%
Small business	1.56%	1.05%	0.90%	0.85%	1.19%
Retail	0.21%	0.26%	0.27%	0.25%	0.29%
Wholesale	0.99%	0.88%	0.57%	0.92%	1.69%
Total	0.47%	0.46%	0.37%	0.46%	0.73%
Allowance on impaired loans as a % of GIL (4)	29.71%	27.96%	32.08%	28.61%	20.72%

(1)	Effective November 1, 2017, the definition of gross impaired loans has been shortened for certain products to align with a definition of default of 90 days past due under IFRS 9. Past due loans greater than 90 days not included in impaired loans were $142 million in 2020 (2019 – $189 million; 2018 – $179 million; 2017 – $307 million; 2016 – $337 million). For further details, refer to Note 5 of our 2020 Annual Consolidated Financial Statements.
(2)	Effective November 1, 2017, GIL excludes $229 million of acquired credit impaired loans related to our acquisition of City National that have returned to performing status.
(3)	Geographic information is based on residence of borrower.
(4)	Effective November 1, 2017, represents Stage 3 ACL on loans, acceptances, and commitments under IFRS 9 and Allowances for impaired loans under IAS 39.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            113

Provision for credit losses by portfolio and geography	Table 76

For the year ended October 31 (Millions of Canadian dollars, except for percentage amounts)	2020	2019	2018	2017	2016

Residential mortgages	$28	$51	$51	$56	$77

Personal	376	487	462	409	458

Credit cards	484	518	468	435	442
Small business	49	36	30	32	34
Retail	937	1,092	1,011	932	1,011

Agriculture	$14	$8	$1	$4	$10

Automotive	28	10	5	14	13

Banking	–	–	(1)	3	(3)

Consumer discretionary	98	61	81	12	20

Consumer staples	28	33	1	6	10

Oil & gas	305	98	1	(28)	320

Financial services	4	–	–	(18)	1

Financing products	–	–	–	–	–

Forest products	2	9	3	3	3

Governments	(2)	6	4	1	–

Industrial products	31	104	8	11	10

Information technology	(7)	30	(21)	4	7

Investments	7	–	3	–	1

Mining & metals	9	–	–	(4)	6

Public works & infrastructure	(9)	57	2	1	3

Real estate & related	54	57	13	120	34

Other services	89	35	22	20	(1)

Telecommunication & media	(3)	7	–	8	1

Transportation	8	9	32	1	(6)

Utilities	2	70	1	5	16
Other sectors	5	5	(8)	53	30
Wholesale	663	599	147	216	475
Acquired credit-impaired loans	–	–	2	2	10
Total PCL on impaired loans (1)	$1,600	$1,691	$1,160	$1,150	$1,496

Canada (2)

Residential mortgages	$35	$32	$44	$33	$42

Personal	395	488	458	413	459

Credit cards	471	505	456	426	435
Small business	49	36	30	32	34
Retail	950	1,061	988	904	970

Agriculture	10	8	1	2	10

Automotive	17	4	1	1	3

Banking	-	–	(1)	3	–

Consumer discretionary	45	24	28	20	27

Consumer staples	8	14	2	3	5

Oil & gas	33	34	4	(17)	99

Financial services	1	–	–	–	–

Financing products	-	–	–	–	–

Forest products	2	5	3	3	4

Governments	(3)	4	1	1	1

Industrial products	12	27	6	8	8

Information technology	(2)	28	1	1	2

Investments	(2)	–	–	–	1

Mining & metals	-	–	–	1	5

Public works & infrastructure	1	45	1	1	3

Real estate & related	24	53	14	43	23

Other services	25	29	17	15	18

Telecommunication & media	(4)	5	–	9	1

Transportation	(6)	9	2	2	3

Utilities	1	2	–	–	–
Other sectors	1	1	–	(1)	–
Wholesale	163	292	80	95	213
Total	$1,113	$1,353	$1,068	$999	$1,183

U.S. (2)

Retail	$5	$12	$4	$3	$1
Wholesale	377	223	64	117	227
Total	$382	$235	$68	$120	$228

Other International (2)

Retail	$(18)	$19	$19	$25	$41
Wholesale	123	84	5	6	44
Total	$105	$103	$24	$31	$85
Total PCL on impaired loans (1)	$1,600	$1,691	$1,160	$1,150	$1,496
Total PCL on performing loans (3)	2,631	200	123	–	50
Total PCL on other financial assets	120	(27)	24
Total PCL	$4,351	$1,864	$1,307	$1,150	$1,546
PCL on loans as a % of average net loans and acceptances	0.63%	0.31%	0.23%	0.21%	0.29%
PCL on impaired loans as a % of average net loans and acceptances (1)	0.24%	0.27%	0.20%	0.21%	0.28%

(1)	Effective November 1, 2017, represents Stage 3 PCL under IFRS 9 and PCL on impaired loans under IAS 39.
(2)	Geographic information is based on residence of borrower.
(3)	Effective November 1, 2017, represents Stage 1 and 2 PCL on loans, acceptances, and commitments under IFRS 9 and PCL for loans not yet identified as impaired under IAS 39.

114             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

Allowance on loans by portfolio and geography (1)	Table 77

As at and for the year ended October 31 (Millions of Canadian dollars, except percentage amounts)	2020	2019	2018	2017	2016
Allowance on loans at beginning of year	$3,419	$3,088	$2,976	$2,326	$2,120
PCL	4,231	1,891	1,283	1,150	1,546
Write-offs by portfolio
Residential mortgages	(44)	(45)	(51)	(53)	(42)
Personal	(545)	(600)	(552)	(543)	(556)
Credit cards	(617)	(655)	(599)	(565)	(564)
Small business	(38)	(36)	(35)	(38)	(40)
Retail	$(1,244)	$(1,336)	$(1,237)	$(1,199)	$(1,202)
Wholesale	$(437)	$(440)	$(207)	$(226)	$(321)
Total write-offs by portfolio	$(1,681)	$(1,776)	$(1,444)	$(1,425)	$(1,523)
Recoveries by portfolio
Residential mortgages	$10	$8	$8	$8	$5
Personal	134	126	121	116	111
Credit cards	133	137	131	131	122
Small business	7	8	7	9	10
Retail	$284	$279	$267	$264	$248
Wholesale	$57	$43	$65	$66	$38
Total recoveries by portfolio	$341	$322	$332	$330	$286
Net write-offs	$(1,340)	$(1,454)	$(1,112)	$(1,095)	$(1,237)
Exchange rate and other	(195)	(106)	(59)	(131)	(103)
Total allowance on loans at end of year	$6,115	$3,419	$3,088	$2,250	$2,326
Allowance against impaired loans (2)
Canada (3)
Residential mortgages	$53	$50	$43	$31	$35
Personal	78	115	107	91	105
Small business	33	22	18	19	20
Retail	$164	$187	$168	$141	$160
Agriculture	$10	$6	$4	$5	$6
Automotive	12	3	4	4	4
Banking	–	–	1	2	–
Consumer discretionary	35	11	22	18	20
Consumer staples	7	2	3	2	4
Oil & gas	49	29	4	4	7
Financial services	–	–	–	1	–
Financing products	–	–	–	–	–
Forest products	9	7	3	3	5
Governments	2	5	1	1	1
Industrial products	15	11	8	9	10
Information technology	1	3	–	1	1
Investments	–	2	–	–	1
Mining & metals	1	1	–	3	3
Public works & infrastructure	2	1	1	1	2
Real estate & related	36	35	28	47	29
Other services	39	34	7	17	19
Telecommunication & media	–	11	3	4	4
Transportation	2	10	3	2	3
Utilities	–	1	–	–	–
Other sectors	–	–	–	–	–
Wholesale	$220	$172	$92	$124	$119
Total	$384	$359	$260	$265	$279
U.S. (3)
Retail	$1	$1	$1	$1	$2
Wholesale	267	141	164	150	177
Total	$268	$142	$165	$151	$179
Other International (3)
Retail	$116	$156	$166	$168	$180
Wholesale	181	175	109	153	171
Total	$297	$331	$275	$321	$351
Total allowance on impaired loans (2)	$949	$832	$700	$737	$809
Allowance on performing loans (4)
Residential mortgages	$366	$223	$206	$128	$96
Personal	1,213	792	754	391	385
Credit cards	1,246	832	760	379	386
Small business	107	39	33	37	45
Retail	$2,932	$1,886	$1,753	$935	$912
Wholesale	$2,234	$701	$635	$487	$514
Off-balance sheet and other items				$91	$91
Total allowance on performing loans (4)	$5,166	$2,587	$2,388	$1,513	$1,517
Total allowance on loans	$6,115	$3,419	$3,088	$2,250	$2,326
Key ratios
Allowance on loans as a % of loans and acceptances	0.89%	0.53%	0.52%	0.40%	0.43%
Net write-offs as a % of average net loans and acceptances	0.20%	0.24%	0.20%	0.20%	0.23%

(1)	Includes loans, acceptances, and commitments.
(2)	Effective November 1, 2017, represents Stage 3 ACL on loans, acceptances and commitments under IFRS 9 and Allowance for impaired loans under IAS 39.
(3)	Geographic information is based on residence of borrower.
(4)	Effective November 1, 2017, represents Stage 1 and Stage 2 ACL on loans, acceptances and commitments under IFRS 9 and Allowance for loans not yet identified as impaired under IAS 39.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2020            115

Credit quality information by Canadian province (1)	Table 78

(Millions of Canadian dollars)	2020	2019	2018	2017	2016
Loans and acceptances
Atlantic provinces (2)	$27,615	$27,008	$25,305	$24,471	$23,947
Quebec	64,534	62,734	58,067	56,749	53,518
Ontario	279,276	257,009	225,606	202,272	185,434
Alberta	71,175	71,165	69,497	68,051	66,277
Other Prairie provinces (3)	33,758	33,278	32,101	31,318	30,143
B.C. and territories (4)	90,426	85,505	79,653	76,102	71,295
Total loans and acceptances in Canada	$566,784	$536,699	$490,229	$458,963	$430,614
Gross impaired loans (5)
Atlantic provinces (2)	$111	$94	$89	$77	$101
Quebec	271	250	185	176	207
Ontario	393	290	227	213	336
Alberta	386	448	335	284	313
Other Prairie provinces (3)	178	215	176	125	93
B.C. and territories (4)	107	169	107	110	114
Total GIL in Canada	$1,446	$1,466	$1,119	$985	$1,164
PCL on impaired loans (6)
Atlantic provinces (2)	$43	$73	$59	$66	$67
Quebec	95	104	94	85	92
Ontario	710	844	678	617	654
Alberta	151	175	116	112	226
Other Prairie provinces (3)	60	85	68	64	64
B.C. and territories (4)	54	72	53	55	80
Total PCL on impaired loans in Canada	$1,113	$1,353	$1,068	$999	$1,183

(1)	Geographic information is based on residence of borrower.
(2)	Comprises Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick.
(3)	Comprises Manitoba and Saskatchewan.
(4)	Comprises British Columbia, Nunavut, Northwest Territories and Yukon.
(5)	Effective November 1, 2017, the definition of gross impaired loans has been shortened for certain products to align with a definition of default of 90 days past due under IFRS 9.
(6)	Effective November 1, 2017, represents Stage 3 PCL under IFRS 9 and PCL on impaired loans under IAS 39.

116             Royal Bank of Canada: Annual Report 2020             Management’s Discussion and Analysis

EDTF recommendations index

We aim to present transparent, high-quality risk disclosures by providing disclosures in this 2020 Annual Report and Supplementary Financial Information package (SFI), and Pillar 3 Report, in accordance with recommendations from the FSB’s Enhanced Disclosure Task Force (EDTF). Information within the SFI and Pillar 3 Report is not and should not be considered incorporated by reference into this 2020 Annual Report.

The following index summarizes our disclosure by EDTF recommendation:

			Location of disclosure

Type of Risk	Recommendation	Disclosure	Annual Report page	SFI page
General	1	Table of contents for EDTF risk disclosure	117	1
	2	Define risk terminology and measures	56-61, 222-223	–
	3	Top and emerging risks	53-55	–
	4	New regulatory ratios	96-101	–
Risk governance, risk management and business model	5	Risk management organization	56-61	–
	6	Risk culture	57-61	–
	7	Risk in the context of our business activities	104	–
	8	Stress testing	58-59, 73	–
Capital adequacy and risk-weighted assets (RWA)	9	Minimum Basel III capital ratios and Domestic systemically important bank surcharge	97-101	–
	10	Composition of capital and reconciliation of the accounting balance sheet to the regulatory balance sheet	–	*
	11	Flow statement of the movements in regulatory capital	–	20
	12	Capital strategic planning	96-101	–
	13	RWA by business segments	–	21
	14	Analysis of capital requirement, and related measurement model information	62-65	*
	15	RWA credit risk and related risk measurements	–	*
	16	Movement of risk-weighted assets by risk type	–	21
	17	Basel back-testing	58, 62	33
Liquidity	18	Quantitative and qualitative analysis of our liquidity reserve	80-81, 85-86	–
Funding	19	Encumbered and unencumbered assets by balance sheet category, and contractual obligations for rating downgrades	81, 84	–
	20	Maturity analysis of consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date	86-87	–
	21	Sources of funding and funding strategy	81-83	–
Market risk	22	Relationship between the market risk measures for trading and non-trading portfolios and the balance sheet	77-78	–
	23	Decomposition of market risk factors	73-76	–
	24	Market risk validation and back-testing	73	–
	25	Primary risk management techniques beyond reported risk measures and parameters	73-76	–
Credit risk	26	Bank’s credit risk profile	61-72, 165-172	22-33,*
		Quantitative summary of aggregate credit risk exposures that reconciles to the balance sheet	111-116	*
	27	Policies for identifying impaired loans	63-65, 106-107, 136-139	–
	28	Reconciliation of the opening and closing balances of impaired loans and impairment allowances during the year	–	24, 29
	29	Quantification of gross notional exposure for OTC derivatives or exchange-traded derivatives	66	35
	30	Credit risk mitigation, including collateral held for all sources of credit risk	64-65	32
Other	31	Other risk types	89-96	–
	32	Publicly known risk events	92-93, 210-211	–

*	These disclosure requirements are satisfied or partially satisfied by disclosures provided in our Pillar 3 Report for the year ended October 31, 2020 and October 31, 2019.

Index for Enhanced Disclosure Task Force recommendations             Royal Bank of Canada: Annual Report 2020            117

REPORTS AND CONSOLIDATED FINANCIAL STATEMENTS

Reports
119	Management’s Responsibility for Financial Reporting
119	Management’s Report on Internal Control over Financial Reporting
120	Independent Auditor’s Report
124	Report of Independent Registered Public Accounting Firm

Consolidated Financial Statements
127	Consolidated Balance Sheets
128	Consolidated Statements of Income
129	Consolidated Statements of Comprehensive Income
130	Consolidated Statements of Changes in Equity
131	Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements
132	Note 1	General information
132	Note 2	Summary of significant accounting policies, estimates and judgments
148	Note 3	Fair value of financial instruments
161	Note 4	Securities
165	Note 5	Loans and allowance for credit losses
172	Note 6	Derecognition of financial assets
173	Note 7	Structured entities
177	Note 8	Derivative financial instruments and hedging activities
187	Note 9	Premises and equipment
188	Note 10	Goodwill and other intangible assets
190	Note 11	Significant dispositions
190	Note 12	Joint ventures and associated companies
191	Note 13	Other assets
191	Note 14	Deposits
192	Note 15	Insurance
194	Note 16	Segregated funds
195	Note 17	Employee benefits – Pension and other post-employment benefits
199	Note 18	Other liabilities
200	Note 19	Subordinated debentures
200	Note 20	Equity
203	Note 21	Share-based compensation
205	Note 22	Income taxes
207	Note 23	Earnings per share
208	Note 24	Guarantees, commitments, pledged assets and contingencies
210	Note 25	Legal and regulatory matters
211	Note 26	Related party transactions
212	Note 27	Results by business
214	Note 28	Nature and extent of risks arising from financial instruments segment
215	Note 29	Capital management
216	Note 30	Offsetting financial assets and financial liabilities
218	Note 31	Recovery and settlement of on-balance sheet assets and liabilities
219	Note 32	Parent company information
220	Note 33	Subsequent events

118            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Royal Bank of Canada were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These consolidated financial statements were prepared in accordance with the Bank Act (Canada) and International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial information appearing throughout our Management’s Discussion and Analysis is consistent with these consolidated financial statements.

Our internal controls are designed to provide reasonable assurance that transactions are authorized, assets are safeguarded and proper records are maintained. These controls include quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and accountability for performance within appropriate and well-defined areas of responsibility.

The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules, and by an internal audit staff, which conducts periodic audits of all aspects of our operations.

The Board of Directors oversees management’s responsibilities for financial reporting through an Audit Committee, which is composed entirely of independent directors. This Committee reviews our consolidated financial statements and recommends them to the Board for approval. Other key responsibilities of the Audit Committee include reviewing our existing internal control procedures and planned revisions to those procedures, and advising the directors on auditing matters and financial reporting issues. Our Chief Compliance Officer and Chief Internal Auditor have full and unrestricted access to the Audit Committee.

The Office of the Superintendent of Financial Institutions Canada (OSFI) examines and inquires into our business and affairs as deemed necessary to determine whether the provisions of the Bank Act are being complied with, and that we are in sound financial condition. In carrying out its mandate, OSFI strives to protect the rights and interests of our depositors and creditors.

PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm appointed by our shareholders upon the recommendation of the Audit Committee and Board, has performed an independent audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board as stated in their Independent Auditor’s Report and Report of Independent Registered Public Accounting Firm, respectively. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

David I. McKay

President and Chief Executive Officer

Rod Bolger

Chief Financial Officer

Toronto, December 1, 2020

Management’s Report on Internal Control over Financial Reporting

Management of Royal Bank of Canada is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. It includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions related to and dispositions of our assets;
•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and our receipts and expenditures are made only in accordance with authorizations of our management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and Chief Financial Officer, the effectiveness of our internal control over financial reporting as of October 31, 2020, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that, as of October 31, 2020, internal control over financial reporting was effective based on the criteria established in the Internal Control – Integrated Framework (2013).

The effectiveness of our internal control over financial reporting as of October 31, 2020, has been audited by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, as stated in their Report of Independent

Registered Public Accounting Firm, which appears herein.

David I. McKay

President and Chief Executive Officer

Rod Bolger

Chief Financial Officer

Toronto, December 1, 2020

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            119

Independent Auditor’s Report

To the Shareholders and Board of Directors of Royal Bank of Canada

Our opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Royal Bank of Canada and its subsidiaries (together, the Bank) as at October 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

What we have audited

The Bank’s consolidated financial statements comprise:

•	the consolidated balance sheets as at October 31, 2020 and 2019;
•	the consolidated statements of income for the years then ended;
•	the consolidated statements of comprehensive income for the years then ended;
•	the consolidated statements of changes in equity for the years then ended;
•	the consolidated statements of cash flows for the years then ended; and
•	the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information.

Certain required disclosures have been presented elsewhere in the Management’s Discussion and Analysis, rather than in the notes to the consolidated financial statements. These disclosures are cross-referenced from the consolidated financial statements and are identified as audited.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Bank in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended October 31, 2020. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the key audit matter

Allowance for Credit Losses (ACL)

Refer to Note 2, Summary of significant accounting policies, estimates and judgments, Note 4, Securities and Note 5, Loans and allowance for credit losses to the consolidated financial statements.

The Bank’s ACL for financial assets was $6,262 million as at October 31, 2020 and represents management’s estimate of expected credit losses on financial assets as at the balance sheet date. Performing financial assets are categorized as Stage 1 from initial recognition to the date on which the asset has experienced a significant increase in credit risk relative to its initial recognition. Performing financial assets transfer into Stage 2 following a significant increase in credit risk relative to the initial recognition. Financial assets are categorized as Stage 3 when considered to be credit-impaired. As disclosed by management, the measurement of expected credit losses is a complex calculation that involves a large number of interrelated inputs and assumptions such as the financial asset’s probability of default, loss given default and exposure at default, which are modelled based on macroeconomic variables, and discounted to the reporting date.

Management’s estimation of expected credit losses in Stage 1 and Stage 2 considers five distinct future macroeconomic scenarios, each of which includes a forecast of all relevant macroeconomic variables, designed to capture a wide range of possible outcomes, and which are probability-weighted according to management’s expectation of the relative likelihood of the range of outcomes that each scenario represents at the reporting date. As disclosed in Note 5, the

Our approach to addressing the matter involved the following procedures, amongst others:

•  testing the effectiveness of controls relating to the estimation of the ACL, incorporating consideration of the economic disruption caused by COVID-19, including controls over: (i) the probability of default, loss given default and exposure at default models, (ii) the design of multiple future macroeconomic scenarios, the forecasting of macroeconomic variables, and the probability-weighting of these scenarios, (iii) the completeness and accuracy of the data inputs underlying the ACL calculation, and (iv) the application of expert credit judgment;

•  testing management’s process for estimating the Stage 1 and Stage 2 ACL, including their consideration of the economic disruption caused by COVID-19:

¡    evaluating the appropriateness of the probability of default, loss given default and exposure at default models used in the estimation of the Stage 1 and Stage 2 ACL;

¡    testing the completeness, accuracy, and relevance of underlying data;

¡   evaluating the reasonableness of significant inputs and assumptions used in the estimation of the ACL, including: a) the design of future macroeconomic scenarios, b) the forecasted macroeconomic variables, c) the probability-weights assigned to the scenarios; and

¡    evaluating management’s application of expert credit judgment;

•  evaluating the reasonableness of management’s inputs and assumptions used in the design of the future macroeconomic scenarios and the forecasted

120            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

Key audit matter (continued)	How our audit addressed the key audit matter

COVID-19 global pandemic significantly impacted management’s determination of the ACL and required the application of heightened judgment. As a result, the ACL has a higher than usual degree of uncertainty and the inputs used are inherently subject to change, which may materially change the estimate of Stage 1 and Stage 2 ACL in future periods.

To address the uncertainties inherent in the current and future environment and to reflect all relevant risk factors not captured in the Bank’s modelled results, management applied expert credit judgment; management applied quantitative and qualitative adjustments for the impacts of the unprecedented macroeconomic scenarios arising from the pandemic, the temporary effects of the bank and government led payment support programs, which may not completely mitigate future losses, and the impacts to particularly vulnerable sectors affected by COVID-19.

We determined that this is a key audit matter due to:

(i) the significant judgment required by management when a) designing future macroeconomic scenarios, b) forecasting macroeconomic variables, c) probability-weighting scenarios and d) applying expert credit judgment to reflect characteristics not already considered in the models;

(ii) a high degree of estimation uncertainty due to the economic impacts of COVID-19 which led to a high degree of auditor judgment;

(iii) significant audit effort necessary to evaluate audit evidence as the estimation of the ACL is a complex calculation that involves a large volume of data, interrelated inputs and assumptions, some of which are model based; and

(iv) the audit effort included the use of professionals with specialized skill and knowledge.

macroeconomic variables included evaluating the consistency of these assumptions with external market and industry data; and

•  using professionals with specialized skill and knowledge to assist in testing (i) the appropriateness of the ACL calculation, (ii) evaluating the interrelated inputs and assumptions used in the ACL calculation, some of which are model-based, including: a) the future macroeconomic scenarios, b) the forecasted macroeconomic variables and c) the probability-weights assigned to the scenarios, and (iii) evaluating the reasonableness of expert credit judgment applied.

Goodwill Impairment Assessment of Certain Cash Generating Units (CGUs)

Refer to Note 2, Summary of significant accounting policies, estimates and judgments, and Note 10, Goodwill and other intangible assets to the consolidated financial statements.

Management conducts a goodwill impairment test as of August 1 of each year by comparing the carrying value of each CGU to its recoverable amount. Management calculates the recoverable amount of each CGU using a discounted cash flow model that projects future cash flows based on management forecasts. The discount rates used to determine the present value of each CGU’s projected future cash flows are based on the bank-wide cost of capital, adjusted for the risks to which each CGU is exposed. For each of the CGUs, cash flows beyond the initial cash flow forecast period are assumed by management to increase at a constant terminal growth rate.

As disclosed by management, as a result of the economic disruptions triggered by COVID-19, the recoverable amount of the Caribbean Banking CGU has declined. The goodwill allocated to the Caribbean Banking CGU as at October 31, 2020 was $1,719 million and management determined in the impairment test that the recoverable amount approximates the carrying amount. The recoverable amount of a CGU is represented by its value in use, except in circumstances where the carrying amount of a CGU exceeds its value in use. In such cases, the greater of the CGU’s fair value less costs of disposal and its value in use is the recoverable amount. Management estimated the recoverable amount of the Caribbean Banking CGU as the fair value less costs of disposal, and future cash flows were adjusted to approximate the considerations of a prospective third-party buyer. In determining the recoverable amount of the Caribbean Banking CGU, management discounted forecast future cash flows using a pre-tax rate of 11.4% in 2020, reflecting a lower interest rate environment, and the terminal growth rate used was 3.7%, reflecting uncertainty due to the pandemic. Management also considered reasonably possible alternative scenarios, including market comparable transactions, which yielded valuations of the Caribbean Banking CGU ranging from an immaterial surplus to an immaterial deficit.

Our approach to addressing the matter involved the following procedures, amongst others:

•  testing the effectiveness of controls relating to management’s goodwill impairment test, including controls over the determination of the recoverable amount of the Caribbean Banking, Capital Markets and U.S. Wealth Management (including City National) CGUs;

•  testing management’s process for determining the recoverable amount of each of these CGUs:

¡    evaluating the appropriateness of the discounted cash flow models;

¡   testing the completeness, accuracy, and relevance of underlying data used in the models; and

¡    evaluating the significant assumptions used by management, including a) discount rates, b) terminal growth rates, c) future cash flows, and d) adjustments made thereto to approximate the considerations of a prospective third-party buyer for the Caribbean Banking CGU, including evaluating consistency with market comparable transactions for the Caribbean Banking CGU;

•  evaluating management’s assumptions related to future cash flows involved assessing whether the assumptions used by management were reasonable considering the consistency with (i) current and past performance of each CGU, (ii) external market data and industry data, and (iii) evidence obtained in other areas of the audit; and

•  using professionals with specialized skill and knowledge to assist in evaluating (i) the appropriateness of management’s discounted cash flow models, and (ii) the reasonableness of certain significant assumptions, including a) discount rates, b) terminal growth rates, and c) evaluating consistency of the recoverable amount of the Caribbean Banking CGU with market comparable transactions.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            121

Key audit matter (continued)	How our audit addressed the key audit matter

As management has also disclosed, as a result of the economic disruptions triggered by COVID-19, the recoverable amounts of certain CGUs, including Capital Markets and U.S. Wealth Management (including City National), which are more sensitive to economic uncertainties, including interest rate movements, have declined, but continue to exceed carrying amounts despite impacts from the COVID-19 pandemic. As at October 31, 2020 the goodwill allocated to the Capital Markets and U.S. Wealth Management (including City National) CGUs was $1,078 million and $2,978 million, respectively. The recoverable amounts of the Capital Markets and U.S. Wealth Management (including City National) CGUs are represented by each CGU’s value in use, estimated using a discounted cash flow method.

As disclosed by management, the estimation of the recoverable amount of each CGU requires the use of significant judgment; and the models are most sensitive to changes in future cash flows, discount rates, and terminal growth rates. The environment is rapidly evolving and as a result, management’s economic outlook has a higher than usual degree of uncertainty, which may, in future periods, materially change the expected future cash flows of the CGUs and result in an impairment charge. Actual experience may differ materially from current expectations, including in relation to the duration and severity of the economic contraction and the ultimate timing and extent of a future recovery.

We determined that performing procedures relating to goodwill impairment assessment of the Caribbean Banking, Capital Markets and U.S. Wealth Management (including City National) CGUs is a key audit matter due to:

(i) the significant judgment required by management when determining the recoverable amount of each CGU, including a) future cash flows, b) discount rates, c) terminal growth rates, and d) for the Caribbean Banking CGU where the fair value less costs of disposal was estimated, 1) adjustments made to the cash flows to approximate the considerations of a prospective third-party buyer and 2) consideration of market comparable transactions;

(ii) a high degree of auditor judgment and subjectivity in performing procedures over management’s calculation of the recoverable amount of each CGU, and evaluating audit evidence, especially in light of the decline in recoverable amounts; and

(iii) the audit effort included the use of professionals with specialized skill and knowledge.

Uncertain Tax Positions

Refer to Note 2, Summary of significant accounting policies, estimates and judgments, and Note 22, Income taxes to the consolidated financial statements.

The Bank is subject to income tax laws in various jurisdictions where it operates and the complex tax laws are potentially subject to different interpretations by management and the relevant taxation authorities. As disclosed by management, significant judgment is required in the interpretation of the relevant tax laws, and in assessing the probability of acceptance of the Bank’s tax positions to determine tax provisions, which includes management’s best estimate of uncertain tax positions that are under audit or appeal by the relevant taxation authorities. Management performs a review on a quarterly basis to incorporate its best assessment based on information available, but additional liability and income tax expense could result based on the acceptance of the Bank’s tax positions by the relevant tax authorities.

In some cases, the Bank has received reassessments denying the tax deductibility of dividends from transactions including those with Tax Indifferent Investors.

We determined that this is a key audit matter due to:

(i) the significant judgment required by management, including a high degree of estimation uncertainty, when a) interpreting the relevant tax laws, and b) assessing the probability of acceptance of the Bank’s tax positions, which includes management’s best estimate of tax positions that are under audit or appeal by relevant taxation authorities;

(ii) a high degree of auditor judgment and subjectivity in performing procedures to evaluate the uncertain tax positions; and

(iii) the audit effort included the use of professionals with specialized skill and knowledge.

Our approach to addressing the matter involved the following procedures, amongst others:

•  testing the effectiveness of controls relating to the evaluation of uncertain tax positions and the impact on tax provisions;

•  testing management’s process used in (i) assessing the probability of acceptance of the Bank’s tax positions, which includes management’s best estimate of tax positions that are under audit or appeal by relevant taxation authorities and (ii) estimating provisions relating to uncertain tax positions;

¡   evaluating the appropriateness of the methods used;

¡  testing the completeness, accuracy, and relevance of underlying data used;

¡   reviewing correspondence with relevant taxation authorities;

¡  inquiring of the Bank’s internal and external legal counsel; and

¡   evaluating the reasonableness of significant assumptions used by management; and

•  using professionals with specialized skill and knowledge to assist in evaluating the significant assumptions, including a) the application of relevant tax laws, b) whether it is probable that the relevant tax authorities will accept the tax positions, and c) evidence used by management.

122            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

Other information

Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis and the information, other than the consolidated financial statements and our auditor’s report thereon, included in the annual report.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Bank to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Samuel May.

PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

December 1, 2020

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            123

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Royal Bank of Canada

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Royal Bank of Canada and its subsidiaries (together, the Bank) as of October 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Bank’s internal control over financial reporting as of October 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of October 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Bank’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Bank’s consolidated financial statements and on the Bank’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses (ACL)

As described in Notes 2, 4 and 5 to the consolidated financial statements, the Bank’s ACL for financial assets was $6,262 million as at October 31, 2020 and represents management’s estimate of expected credit losses on financial assets as at the balance sheet date. Performing financial assets are categorized as Stage 1 from initial recognition to the date on which the asset has experienced a significant increase in credit risk relative to its initial recognition. Performing financial assets transfer into Stage 2 following a significant increase in credit risk relative to the initial recognition. Financial assets are categorized as Stage 3 when considered to be credit-impaired. As disclosed by management, the measurement of expected credit losses is a complex

124            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

calculation that involves a large number of interrelated inputs and assumptions such as the financial asset’s probability of default, loss given default and exposure at default, which are modelled based on macroeconomic variables, and discounted to the reporting date. Management’s estimation of expected credit losses in Stage 1 and Stage 2 considers five distinct future macroeconomic scenarios, each of which includes a forecast of all relevant macroeconomic variables, designed to capture a wide range of possible outcomes, and which are probability-weighted according to management’s expectation of the relative likelihood of the range of outcomes that each scenario represents at the reporting date. As disclosed in Note 5, the COVID-19 global pandemic significantly impacted management’s determination of the ACL and required the application of heightened judgment. As a result, the ACL has a higher than usual degree of uncertainty and the inputs used are inherently subject to change, which may materially change the estimate of Stage 1 and Stage 2 ACL in future periods. To address the uncertainties inherent in the current and future environment and to reflect all relevant risk factors not captured in the Bank’s modelled results, management applied expert credit judgment; management applied quantitative and qualitative adjustments for the impacts of the unprecedented macroeconomic scenarios arising from the pandemic, the temporary effects of the bank and government led payment support programs, which may not completely mitigate future losses, and the impacts to particularly vulnerable sectors affected by COVID-19.

The principal considerations for our determination that performing procedures relating to the estimation of the ACL is a critical audit matter are: (i) there was significant judgment required by management when a) designing future macroeconomic scenarios, b) forecasting macroeconomic variables, c) probability-weighting scenarios and d) applying expert credit judgment to reflect characteristics not already considered in the models; (ii) there was a high degree of estimation uncertainty due to the economic impacts of COVID-19, which also led to a high degree of auditor judgment; (iii) there was significant audit effort necessary to evaluate audit evidence as the estimation of the ACL is a complex calculation that involves a large volume of data, interrelated inputs and assumptions, some of which are model-based; and (iv) the audit effort included the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the estimation of the ACL, incorporating consideration of the economic disruption caused by COVID-19, including controls over: (i) the probability of default, loss given default and exposure at default models, (ii) the design of multiple future macroeconomic scenarios, the forecasting of macroeconomic variables, and the probability-weighting of these scenarios, (iii) the completeness and accuracy of the data inputs underlying the ACL calculation, and (iv) the application of expert credit judgment. These procedures also included testing management’s process for estimating the Stage 1 and Stage 2 ACL, including their consideration of the economic disruption caused by COVID-19, which consisted of, among others: (i) evaluating the appropriateness of the probability of default, loss given default and exposure at default models used in the estimation of the Stage 1 and Stage 2 ACL, (ii) testing the completeness, accuracy, and relevance of underlying data, and (iii) evaluating the reasonableness of significant inputs and assumptions used in the estimation of the ACL, including: a) the design of future macroeconomic scenarios, b) the forecasted macroeconomic variables, c) the probability-weights assigned to the scenarios, and iv) evaluating management’s application of expert credit judgment. Evaluating the reasonableness of management’s inputs and assumptions used in the design of the future macroeconomic scenarios and the forecasted macroeconomic variables included evaluating the consistency of these assumptions with external market and industry data. Professionals with specialized skill and knowledge were used to assist in (i) testing the appropriateness of the ACL calculation, (ii) evaluating the interrelated inputs and assumptions used in the ACL calculation, some of which are model-based, including: a) the future macroeconomic scenarios, b) the forecasted macroeconomic variables and c) the probability-weights assigned to the scenarios, and (iii) evaluating the reasonableness of expert credit judgment applied.

Goodwill Impairment Assessment of Certain Cash Generating Units (CGUs)

As described in Notes 2 and 10 to the consolidated financial statements, management conducts a goodwill impairment test as of August 1 of each year by comparing the carrying value of each CGU to its recoverable amount. Management calculates the recoverable amount of each CGU using a discounted cash flow model that projects future cash flows based on management forecasts. The discount rates used to determine the present value of each CGU’s projected future cash flows are based on the bank-wide cost of capital, adjusted for the risks to which each CGU is exposed. For each of the CGUs, cash flows beyond the initial cash flow forecast period are assumed by management to increase at a constant terminal growth rate. As disclosed by management, as a result of the economic disruptions triggered by COVID-19, the recoverable amount of the Caribbean Banking CGU has declined. As described in Note 10, as at October 31, 2020, the goodwill allocated to the Caribbean Banking CGU was $1,719 million and management determined in the impairment test that the recoverable amount approximates the carrying amount. The recoverable amount of a CGU is represented by its value in use, except in circumstances where the carrying amount of a CGU exceeds its value in use. In such cases, the greater of the CGU’s fair value less costs of disposal and its value in use is the recoverable amount. Management estimated the recoverable amount of the Caribbean Banking CGU as the fair value less costs of disposal, and future cash flows were adjusted to approximate the considerations of a prospective third-party buyer. In determining the recoverable amount of the Caribbean Banking CGU, management discounted forecast future cash flows using a pre-tax rate of 11.4% in 2020, reflecting a lower interest rate environment, and the terminal growth rate used was 3.7%, reflecting uncertainty due to the pandemic. Management also considered reasonably possible alternative scenarios, including market comparable transactions, which yielded valuations of the Caribbean Banking CGU ranging from an immaterial surplus to an immaterial deficit. As management has also disclosed, as a result of the economic disruptions triggered by COVID-19, the recoverable amounts of certain CGUs, including Capital Markets and U.S. Wealth Management (including City National), which are more sensitive to economic uncertainties, including interest rate movements, have declined, but continue to exceed carrying amounts despite impacts from the COVID-19 pandemic. As at October 31, 2020 the goodwill allocated to the Capital Markets and U.S. Wealth Management (including City National) CGUs was $1,078 million and $2,978 million, respectively. The recoverable amounts of the Capital Markets and U.S. Wealth Management (including City National) CGUs are represented by each CGU’s value in use, estimated using a discounted cash flow method. As disclosed by management, the estimation of the recoverable amount of each CGU requires the use of significant judgment; and the models are most sensitive to changes in future cash flows, discount rates, and terminal growth rates. The environment is rapidly evolving and as a result, management’s economic outlook has a higher than usual degree of uncertainty, which may, in future periods, materially change the expected future cash flows of the CGUs and result in an impairment charge. Actual experience may differ materially from current expectations, including in relation to the duration and severity of the economic contraction and the ultimate timing and extent of a future recovery.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            125

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the Caribbean Banking, Capital Markets and U.S. Wealth Management (including City National) CGUs is a critical audit matter are: (i) there was significant judgment required by management when determining the recoverable amount of each CGU, including a) future cash flows, b) discount rates, c) terminal growth rates, and d) for the Caribbean Banking CGU where the fair value less costs of disposal was estimated, 1) adjustments made to the cash flows to approximate the considerations of a prospective third-party buyer and 2) consideration of market comparable transactions; (ii) there was a high degree of auditor judgment and subjectivity in performing procedures over management’s calculation of the recoverable amount of each CGU, and evaluating audit evidence, especially in light of the decline in recoverable amounts; and (iii) the audit effort included the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment test, including controls over the determination of the recoverable amount of the Caribbean Banking, Capital Markets and U.S. Wealth Management (including City National) CGUs. These procedures also included testing management’s process for determining the recoverable amount of each of these CGUs, which consisted of, among others: (i) evaluating the appropriateness of the discounted cash flow models, (ii) testing the completeness, accuracy, and relevance of underlying data used in the models, and (iii) evaluating the significant assumptions used by management, including a) discount rates, b) terminal growth rates, c) future cash flows, and d) adjustments made thereto to approximate the considerations of a prospective third-party buyer for the Caribbean Banking CGU, including evaluating consistency with market comparable transactions for the Caribbean Banking CGU. Evaluating management’s assumptions related to future cash flows involved assessing whether the assumptions used by management were reasonable considering the consistency with (i) current and past performance of each CGU, (ii) external market data and industry data, and (iii) evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of management’s discounted cash flow models, and (ii) the reasonableness of certain significant assumptions, including a) discount rates, b) terminal growth rates, and c) evaluating consistency of the recoverable amount of the Caribbean Banking CGU with market comparable transactions.

Uncertain Tax Positions

As described in Note 2 to the consolidated financial statements, the Bank is subject to income tax laws in various jurisdictions where it operates and the complex tax laws are potentially subject to different interpretations by management and the relevant taxation authorities. As disclosed by management, significant judgment is required in the interpretation of the relevant tax laws, and in assessing the probability of acceptance of the Bank’s tax positions to determine tax provisions, which includes management’s best estimate of uncertain tax positions that are under audit or appeal by the relevant taxation authorities. Management performs a review on a quarterly basis to incorporate its best assessment based on information available, but additional liability and income tax expense could result based on the acceptance of the Bank’s tax positions by the relevant tax authorities. In some cases, as described in Note 22, the Bank has received reassessments denying the tax deductibility of dividends from transactions including those with Tax Indifferent Investors.

The principal considerations for our determination that performing procedures relating to the uncertain tax positions is a critical audit matter are that: (i) there was significant judgment required by management, including a high degree of estimation uncertainty, when a) interpreting the relevant tax laws, and b) assessing the probability of acceptance of the Bank’s tax positions, which includes management’s best estimate of tax positions that are under audit or appeal by relevant taxation authorities; (ii) there was a high degree of auditor judgment and subjectivity in performing procedures to evaluate the uncertain tax positions; and (iii) the audit effort included the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the evaluation of uncertain tax positions and the impact on tax provisions. These procedures also included, among others, testing management’s process used in (i) assessing the probability of acceptance of the Bank’s tax positions, which includes management’s best estimate of tax positions that are under audit or appeal by relevant taxation authorities and (ii) estimating provisions relating to uncertain tax positions, if applicable. This involved: (i) evaluating the appropriateness of the methods used, (ii) testing the completeness, accuracy, and relevance of underlying data used, (iii) reviewing correspondence with relevant taxation authorities, (iv) making inquiries of the Bank’s internal and external legal counsel, and (v) evaluating the reasonableness of significant assumptions used by management. Professionals with specialized skill and knowledge were used to assist in evaluating the significant assumptions, including a) the application of relevant tax laws, b) whether it is probable that the relevant tax authorities will accept the tax positions, and c) evidence used by management.

PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

December 1, 2020

We have served as the Bank’s auditor since 2016.

126            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

Consolidated Balance Sheets

	As at
(Millions of Canadian dollars)	October 31 2020	October 31 2019
Assets
Cash and due from banks	$118,888	$26,310

Interest-bearing deposits with banks	39,013	38,345

Securities (Note 4)
Trading	136,071	146,534
Investment, net of applicable allowance	139,743	102,470
	275,814	249,004

Assets purchased under reverse repurchase agreements and securities borrowed	313,015	306,961

Loans (Note 5)
Retail	457,976	426,086
Wholesale	208,655	195,870
	666,631	621,956
Allowance for loan losses (Note 5)	(5,639)	(3,100)
	660,992	618,856

Segregated fund net assets (Note 16)	1,922	1,663
Other
Customers’ liability under acceptances	18,507	18,062
Derivatives (Note 8)	113,488	101,560
Premises and equipment (Note 9)	7,934	3,191
Goodwill (Note 10)	11,302	11,236
Other intangibles (Note 10)	4,752	4,674
Other assets (Note 13)	58,921	49,073
	214,904	187,796
Total assets	$1,624,548	$1,428,935

Liabilities and equity
Deposits (Note 14)
Personal	$343,052	$294,732
Business and government	624,311	565,482
Bank	44,522	25,791
	1,011,885	886,005

Segregated fund net liabilities (Note 16)	1,922	1,663
Other
Acceptances	18,618	18,091
Obligations related to securities sold short	29,285	35,069
Obligations related to assets sold under repurchase agreements and securities loaned	274,231	226,586
Derivatives (Note 8)	109,927	98,543
Insurance claims and policy benefit liabilities (Note 15)	12,215	11,401
Other liabilities (Note 18)	69,831	58,137
	514,107	447,827

Subordinated debentures (Note 19)	9,867	9,815
Total liabilities	1,537,781	1,345,310

Equity attributable to shareholders
Preferred shares and other equity instruments (Note 20)	5,945	5,707
Common shares (Note 20)	17,499	17,587
Retained earnings	59,806	55,981
Other components of equity	3,414	4,248
	86,664	83,523
Non-controlling interests	103	102
Total equity	86,767	83,625
Total liabilities and equity	$1,624,548	$1,428,935

The accompanying notes are an integral part of these Consolidated Financial Statements.

David I. McKay	Frank Vettese
President and Chief Executive Officer	Director

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            127

Consolidated Statements of Income

	For the year ended
(Millions of Canadian dollars, except per share amounts)	October 31 2020	October 31 2019

Interest and dividend income (Note 3)
Loans	$23,420	$24,863
Securities	6,488	6,827
Assets purchased under reverse repurchase agreements and securities borrowed	4,668	8,960
Deposits and other	307	683
	34,883	41,333

Interest expense (Note 3)
Deposits and other	8,783	12,988
Other liabilities	4,985	8,231
Subordinated debentures	280	365
	14,048	21,584
Net interest income	20,835	19,749

Non-interest income
Insurance premiums, investment and fee income (Note 15)	5,361	5,710
Trading revenue	1,239	995
Investment management and custodial fees	6,101	5,748
Mutual fund revenue	3,712	3,628
Securities brokerage commissions	1,439	1,305
Service charges	1,842	1,907
Underwriting and other advisory fees	2,319	1,815
Foreign exchange revenue, other than trading	1,012	986
Card service revenue	969	1,072
Credit fees	1,321	1,269
Net gains on investment securities	90	125
Share of profit in joint ventures and associates (Note 12)	77	76
Other	864	1,617
	26,346	26,253
Total revenue	47,181	46,002
Provision for credit losses (Notes 4 and 5)	4,351	1,864
Insurance policyholder benefits, claims and acquisition expense (Note 15)	3,683	4,085

Non-interest expense
Human resources (Note 17 and 21)	15,252	14,600
Equipment	1,907	1,777
Occupancy	1,660	1,635
Communications	989	1,090
Professional fees	1,330	1,305
Amortization of other intangibles (Note 10)	1,273	1,197
Other	2,347	2,535
	24,758	24,139
Income before income taxes	14,389	15,914
Income taxes (Note 22)	2,952	3,043
Net income	$11,437	$12,871
Net income attributable to:
Shareholders	$11,432	$12,860
Non-controlling interests	5	11
	$11,437	$12,871
Basic earnings per share (in dollars) (Note 23)	$7.84	$8.78
Diluted earnings per share (in dollars) (Note 23)	7.82	8.75
Dividends per common share (in dollars)	4.29	4.07

The accompanying notes are an integral part of these Consolidated Financial Statements.

128            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

Consolidated Statements of Comprehensive Income

	For the year ended
(Millions of Canadian dollars)	October 31 2020	October 31 2019
Net income	$11,437	$12,871

Other comprehensive income (loss), net of taxes (Note 22)
Items that will be reclassified subsequently to income:
Net change in unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income
Net unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income	(24)	192
Provision for credit losses recognized in income	13	(14)
Reclassification of net losses (gains) on debt securities and loans at fair value through other comprehensive income to income	(161)	(133)
	(172)	45
Foreign currency translation adjustments
Unrealized foreign currency translation gains (losses)	810	65
Net foreign currency translation gains (losses) from hedging activities	(397)	5
Reclassification of losses (gains) on foreign currency translation to income	(21)	2
Reclassification of losses (gains) on net investment hedging activities to income	21	1
	413	73
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(1,145)	(559)
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	72	(135)
	(1,073)	(694)
Items that will not be reclassified subsequently to income:
Remeasurements of employee benefit plans	(68)	(942)
Net fair value change due to credit risk on financial liabilities designated at fair value through profit or loss	(263)	51
Net gains (losses) on equity securities designated at fair value through other comprehensive income	28	25
	(303)	(866)
Total other comprehensive income (loss), net of taxes	(1,135)	(1,442)
Total comprehensive income (loss)	$10,302	$11,429
Total comprehensive income attributable to:
Shareholders	$10,295	$11,419
Non-controlling interests	7	10
	$10,302	$11,429

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            129

Consolidated Statements of Changes in Equity

	For the year ended October 31, 2020
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury – preferred shares and other equity instruments	Treasury shares – common	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$5,706	$17,645	$1	$(58)	$55,981	$33	$4,221	$(6)	$4,248	$83,523	$102	$83,625
Transition adjustment (Note 2)	–	–	–	–	(107)	–	–	–	–	(107)	–	(107)
Adjusted balance at beginning of period	$5,706	$17,645	$1	$(58)	$55,874	$33	$4,221	$(6)	$4,248	$83,416	$102	$83,518
Changes in equity
Issues of share capital and other equity instruments	1,750	80	–	–	(5)	–	–	–	–	1,825	–	1,825
Common shares purchased for cancellation	–	(97)	–	–	(717)	–	–	–	–	(814)	–	(814)
Redemption of preferred shares and other equity instruments	(1,508)	–	–	–	–	–	–	–	–	(1,508)	–	(1,508)
Sales of treasury shares and other equity instruments	–	–	110	4,668	–	–	–	–	–	4,778	–	4,778
Purchases of treasury shares and other equity instruments	–	–	(114)	(4,739)	–	–	–	–	–	(4,853)	–	(4,853)
Share-based compensation awards	–	–	–	–	(3)	–	–	–	–	(3)	–	(3)
Dividends on common shares	–	–	–	–	(6,111)	–	–	–	–	(6,111)	–	(6,111)
Dividends on preferred shares and distributions on other equity instruments	–	–	–	–	(268)	–	–	–	–	(268)	(6)	(274)
Other	–	–	–	–	(93)	–	–	–	–	(93)	–	(93)
Net income	–	–	–	–	11,432	–	–	–	–	11,432	5	11,437
Total other comprehensive income (loss), net of taxes	–	–	–	–	(303)	(172)	411	(1,073)	(834)	(1,137)	2	(1,135)
Balance at end of period	$5,948	$17,628	$(3)	$(129)	$59,806	$(139)	$4,632	$(1,079)	$3,414	$86,664	$103	$86,767

	For the year ended October 31, 2019
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury – preferred shares and other equity instruments	Treasury shares – common	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period (Note 2)	$6,306	$17,635	$3	$(18)	$51,018	$(12)	$4,147	$688	$4,823	$79,767	$94	$79,861
Changes in equity
Issues of share capital and other equity instruments	350	136	–	–	–	–	–	–	–	486	–	486
Common shares purchased for cancellation	–	(126)	–	–	(904)	–	–	–	–	(1,030)	–	(1,030)
Redemption of preferred shares and other equity instruments	(950)	–	–	–	–	–	–	–	–	(950)	–	(950)
Sales of treasury shares and other equity instruments	–	–	182	5,340	–	–	–	–	–	5,522	–	5,522
Purchases of treasury shares and other equity instruments	–	–	(184)	(5,380)	–	–	–	–	–	(5,564)	–	(5,564)
Share-based compensation awards	–	–	–	–	(23)	–	–	–	–	(23)	–	(23)
Dividends on common shares	–	–	–	–	(5,840)	–	–	–	–	(5,840)	–	(5,840)
Dividends on preferred shares and distributions on other equity instruments	–	–	–	–	(269)	–	–	–	–	(269)	(2)	(271)
Other	–	–	–	–	5	–	–	–	–	5	–	5
Net income	–	–	–	–	12,860	–	–	–	–	12,860	11	12,871
Total other comprehensive income (loss), net of taxes	–	–	–	–	(866)	45	74	(694)	(575)	(1,441)	(1)	(1,442)
Balance at end of period	$5,706	$17,645	$1	$(58)	$55,981	$33	$4,221	$(6)	$4,248	$83,523	$102	$83,625

The accompanying notes are an integral part of these Consolidated Financial Statements.

130            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

Consolidated Statements of Cash Flows

	For the year ended
(Millions of Canadian dollars)	October 31 2020	October 31 2019

Cash flows from operating activities
Net income	$11,437	$12,871
Adjustments for non-cash items and others
Provision for credit losses	4,351	1,864
Depreciation	1,333	627
Deferred income taxes	(586)	(519)
Amortization and impairment of other intangibles	1,315	1,307
Net changes in investments in joint ventures and associates	(73)	(74)
Losses (Gains) on investment securities	(218)	(213)
Losses (Gains) on disposition of business	8	(158)
Adjustments for net changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	814	1,401
Net change in accrued interest receivable and payable	(142)	199
Current income taxes	18	(26)
Derivative assets	(11,928)	(7,521)
Derivative liabilities	11,384	8,305
Trading securities	10,377	(18,276)
Loans, net of securitizations	(45,639)	(42,672)
Assets purchased under reverse repurchase agreements and securities borrowed	(6,054)	(12,359)
Obligations related to assets sold under repurchase agreements and securities loaned	47,645	19,772
Obligations related to securities sold short	(5,784)	2,822
Deposits, net of securitizations	126,826	49,808
Brokers and dealers receivable and payable	2,301	(480)
Other	(8,566)	(2,413)
Net cash from (used in) operating activities	138,819	14,265
Cash flows from investing activities
Change in interest-bearing deposits with banks	(676)	(1,874)
Proceeds from sales and maturities of investment securities	113,286	65,377
Purchases of investment securities	(149,516)	(72,435)
Net acquisitions of premises and equipment and other intangibles	(2,629)	(2,261)
Proceeds from dispositions	–	173
Cash used in acquisitions	(22)	(106)
Net cash from (used in) investing activities	(39,557)	(11,126)
Cash flows from financing activities
Issuance of subordinated debentures	2,750	1,500
Repayment of subordinated debentures	(3,000)	(1,100)
Issue of common shares, net of issuance costs	70	105
Common shares purchased for cancellation	(814)	(1,030)
Issue of preferred shares and other equity instruments, net of issuance costs	1,745	350
Redemption of preferred shares and other equity instruments	(1,508)	(950)
Sales of treasury shares	4,778	5,522
Purchases of treasury shares	(4,853)	(5,564)
Dividends paid on shares and distributions paid on other equity instruments	(6,333)	(6,025)
Dividends/distributions paid to non-controlling interests	(6)	(2)
Change in short-term borrowings of subsidiaries	13	(263)
Repayment of lease liabilities	(588)
Net cash from (used in) financing activities	(7,746)	(7,457)
Effect of exchange rate changes on cash and due from banks	1,062	419
Net change in cash and due from banks	92,578	(3,899)
Cash and due from banks at beginning of period (1)	26,310	30,209
Cash and due from banks at end of period (1)	$118,888	$26,310
Cash flows from operating activities include:
Amount of interest paid	$13,058	$19,984
Amount of interest received	33,244	39,500
Amount of dividends received	2,753	2,209
Amount of income taxes paid	2,880	2,977

(1)	We are required to maintain balances with central banks and other regulatory authorities. The total balances were $2.5 billion as at October 31, 2020 (October 31, 2019 – $2.6 billion; October 31, 2018 – $2.4 billion).

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            131

Note 1 General information

Royal Bank of Canada and its subsidiaries (the Bank) provide diversified financial services including Personal and Commercial Banking, Wealth Management, Insurance, Investor and Treasury Services and Capital Markets products and services on a global basis. Refer to Note 27 for further details on our business segments.

The parent bank, Royal Bank of Canada, is a Schedule I Bank under the Bank Act (Canada) incorporated and domiciled in Canada. Our corporate headquarters are located at Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada and our head office is located at 1 Place Ville-Marie, Montreal, Quebec, Canada. Our common shares are listed on the Toronto Stock Exchange and New York Stock Exchange with the ticker symbol RY.

These Consolidated Financial Statements are prepared in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Unless otherwise stated, monetary amounts are stated in Canadian dollars. Tabular information is stated in millions of dollars, except as noted. These Consolidated Financial Statements also comply with Subsection 308 of the Bank Act (Canada), which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions Canada (OSFI), our Consolidated Financial Statements are to be prepared in accordance with IFRS. Except where otherwise noted, the accounting policies outlined in Note 2 have been consistently applied to all periods presented.

On December 1, 2020, the Board of Directors authorized the Consolidated Financial Statements for issue.

Note 2 Summary of significant accounting policies, estimates and judgments

The significant accounting policies used in the preparation of these Consolidated Financial Statements, including the accounting requirements prescribed by OSFI, are summarized below. These accounting policies conform, in all material respects, to IFRS. Except where otherwise noted, the same accounting policies have been applied to all periods presented.

General

Use of estimates and assumptions

In preparing our Consolidated Financial Statements, management is required to make subjective estimates and assumptions that affect the reported amount of assets, liabilities, net income and related disclosures. Estimates made by management are based on historical experience and other assumptions that are believed to be reasonable. Key sources of estimation uncertainty include: determination of fair value of financial instruments, the allowance for credit losses, insurance claims and policy benefit liabilities, pensions and other post-employment benefits, income taxes, carrying value of goodwill and other intangible assets, and litigation provisions. Accordingly, actual results may differ from these and other estimates thereby impacting our future Consolidated Financial Statements. Refer to the relevant accounting policies in this Note for details on our use of estimates and assumptions.

Significant judgments

In preparation of these Consolidated Financial Statements, management is required to make significant judgments that affect the carrying amounts of certain assets and liabilities, and the reported amounts of revenues and expenses recorded during the period.

The COVID-19 pandemic continues to evolve and the economic environment in which we operate continues to be subject to sustained volatility, which could continue to negatively impact our financial results, as the duration of the COVID-19 pandemic and the effectiveness of steps undertaken by governments and central banks in response to the COVID-19 pandemic remain uncertain. The current environment requires particularly complex judgments and estimates in certain areas. We are closely monitoring the changing conditions and their impacts.

Significant judgments have been made in the following areas and discussed as noted in the Consolidated Financial Statements:

Consolidation of structured entities	Note 2 Note 7	Application of the effective interest method	Note 2
Fair value of financial instruments	Note 2 Note 3	Derecognition of financial assets	Note 2 Note 6
Allowance for credit losses	Note 2 Note 4 Note 5	Income taxes	Note 2 Note 22
Employee benefits	Note 2 Note 17	Provisions	Note 2 Note 24 Note 25
Goodwill and other intangibles	Note 2 Note 10

Basis of consolidation

Our Consolidated Financial Statements include the assets and liabilities and results of operations of the parent company, Royal Bank of Canada, and its subsidiaries including certain structured entities, after elimination of intercompany transactions, balances, revenues and expenses.

Consolidation

Subsidiaries are those entities, including structured entities, over which we have control. We control an entity when we are exposed, or have rights, to variable returns from our involvement with the entity and have the ability to affect those returns through our power over the investee. We have power over an entity when we have existing rights that give us the current ability

132            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

to direct the activities that most significantly affect the entity’s returns (relevant activities). Power may be determined on the basis of voting rights or, in the case of structured entities, other contractual arrangements.

We are not deemed to control an entity when we exercise power over an entity in an agency capacity. In determining whether we are acting as an agent, we consider the overall relationship between us, the investee and other parties to the arrangement with respect to the following factors: (i) the scope of our decision-making power; (ii) the rights held by other parties; (iii) the remuneration to which we are entitled; and (iv) our exposure to variability of returns.

The determination of control is based on the current facts and circumstances and is continuously assessed. In some circumstances, different factors and conditions may indicate that different parties control an entity depending on whether those factors and conditions are assessed in isolation or in totality. Significant judgment is applied in assessing the relevant factors and conditions in totality when determining whether we control an entity. Specifically, judgment is applied in assessing whether we have substantive decision-making rights over the relevant activities and whether we are exercising our power as a principal or an agent.

We consolidate all subsidiaries from the date we obtain control and cease consolidation when an entity is no longer controlled by us. Our consolidation conclusions affect the classification and amount of assets, liabilities, revenues and expenses reported in our Consolidated Financial Statements.

Non-controlling interests in subsidiaries that we consolidate are shown on our Consolidated Balance Sheets as a separate component of equity which is distinct from equity attributable to our shareholders. The net income attributable to non-controlling interests is separately disclosed in our Consolidated Statements of Income.

Investments in joint ventures and associates

Our investments in associated corporations and limited partnerships over which we have significant influence are accounted for using the equity method. The equity method is also applied to our interests in joint ventures over which we have joint control. Under the equity method of accounting, investments are initially recorded at cost, and the carrying amount is increased or decreased to recognize our share of the investee’s net profit or loss, including our proportionate share of the investee’s Other comprehensive income (OCI), subsequent to the date of acquisition.

Non-current assets held for sale and discontinued operations

Non-current assets (and disposal groups) are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. This condition is satisfied when the asset is available for immediate sale in its present condition, management is committed to the sale, and it is highly probable to occur within one year. Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell and if significant, are presented separately from other assets on our Consolidated Balance Sheets.

A disposal group is classified as a discontinued operation if it meets the following conditions: (i) it is a component that can be distinguished operationally and financially from the rest of our operations and (ii) it represents either a separate major line of business or is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations. Disposal groups classified as discontinued operations are presented separately from our continuing operations in our Consolidated Statements of Income.

Changes in accounting policies

Leases

During the first quarter of 2020, we adopted IFRS 16 Leases (IFRS 16) replacing the previous accounting standard for leases, IAS 17 Leases (IAS 17) and changed our accounting policies for leases as indicated below. As permitted by the transition provisions for IFRS 16, we elected not to restate comparative period results; accordingly, all comparative information is presented in accordance with our previous accounting policies, as indicated below. New or amended disclosures have been provided for the current period, where applicable, and comparative period disclosures are consistent with those made in the prior year.

Interest Rate Benchmark Reform

During the first quarter of 2020, we early adopted amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures (Amendments), applicable from November 1, 2019. These amendments modify certain hedge accounting requirements to provide relief from the effect of uncertainty caused by interest rate benchmark reform (the Reform) prior to the transition to alternative interest rates. The adoption of the Amendments also introduced additional disclosure requirements. Refer to Note 8 for the notional amount of the hedging instruments which are impacted by the Reform.

We will cease to apply these Amendments as interbank offered rate (IBOR) based cash flows transition to new risk free rates or when the hedging relationships to which the relief is applied are discontinued as indicated below.

IFRS Interpretations Committee Interpretation 23 Uncertainty over income tax treatments (IFRIC 23)

During the first quarter of 2020, we adopted IFRIC 23 which provides guidance on the recognition and measurement of tax assets and liabilities under IAS 12 Income taxes when there is uncertainty over income tax treatments, replacing our application of IAS 37 Provisions, contingent liabilities and contingent assets for uncertain tax positions as indicated below. The adoption of IFRIC 23 had no impact on our consolidated financial statements.

Financial Instruments

Classification of financial assets

Financial assets are measured at initial recognition at fair value, and are classified and subsequently measured at fair value through profit or loss (FVTPL), fair value through other comprehensive income (FVOCI) or amortized cost based on our business model for managing the financial instruments and the contractual cash flow characteristics of the instrument.

Debt instruments are measured at amortized cost if both of the following conditions are met and the asset is not designated as FVTPL: (a) the asset is held within a business model that is Held-to-Collect (HTC) as described below, and (b) the contractual terms of the instrument give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding (SPPI).

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Note 2 Summary of significant accounting policies, estimates and judgments (continued)

Debt instruments are measured at FVOCI if both of the following conditions are met and the asset is not designated as FVTPL: (a) the asset is held within a business model that is Held-to-Collect-and-Sell (HTC&S) as described below, and (b) the contractual terms of the instrument give rise, on specified dates, to cash flows that are SPPI.

All other debt instruments are measured at FVTPL.

Equity instruments are measured at FVTPL, unless the asset is not held for trading purposes and we make an irrevocable election to designate the asset as FVOCI. This election is made on an instrument-by-instrument basis.

Business model assessment

We determine our business models at the level that best reflects how we manage portfolios of financial assets to achieve our business objectives. Judgment is used in determining our business models, which is supported by relevant, objective evidence including:

•

How the economic activities of our businesses generate benefits, for example through trading revenue, enhancing yields or hedging funding or other costs and how such economic activities are evaluated and reported to key management personnel;

•

The significant risks affecting the performance of our businesses, for example, market risk, credit risk, or other risks as described in the Risk Management section of Management’s Discussion and Analysis, and the activities undertaken to manage those risks;

•	Historical and future expectations of sales of the loans or securities portfolios managed as part of a business model; and
•	The compensation structures for managers of our businesses, to the extent that these are directly linked to the economic performance of the business model.

Our business models fall into three categories, which are indicative of the key strategies used to generate returns:

•

HTC: The objective of this business model is to hold loans and securities to collect contractual principal and interest cash flows. Sales are incidental to this objective and are expected to be insignificant or infrequent.

•	HTC&S: Both collecting contractual cash flows and sales are integral to achieving the objective of the business model.
•	Other fair value business models: These business models are neither HTC nor HTC&S, and primarily represent business models where assets are held-for-trading or managed on a fair value basis.

SPPI assessment

Instruments held within a HTC or HTC&S business model are assessed to evaluate if their contractual cash flows are comprised of solely payments of principal and interest. SPPI payments are those which would typically be expected from basic lending arrangements. Principal amounts include par repayments from lending and financing arrangements, and interest primarily relates to basic lending returns, including compensation for credit risk and the time value of money associated with the principal amount outstanding over a period of time. Interest can also include other basic lending risks and costs (for example, liquidity risk, servicing or administrative costs) associated with holding the financial asset for a period of time, and a profit margin.

Where the contractual terms introduce exposure to risk or variability of cash flows that are inconsistent with a basic lending arrangement, the related financial asset is classified and measured at FVTPL.

Securities

Trading securities include all securities that are classified as FVTPL by nature and securities designated as FVTPL. Obligations to deliver trading securities sold but not yet purchased are recorded as liabilities and carried at fair value. Realized and unrealized gains and losses on these securities are generally recorded as Trading revenue or Non-interest income – Other. Dividends and interest income accruing on Trading securities are recorded in Interest income. Interest and dividends accrued on interest-bearing and equity securities sold short are recorded in Interest expense.

Investment securities include all securities classified as FVOCI and amortized cost. All investment securities are initially recorded at fair value and subsequently measured according to the respective classification.

Investment securities carried at amortized cost are measured using the effective interest method, and are presented net of any allowance for credit losses, calculated in accordance with our policy for Allowance for credit losses, as described below. Interest income, including the amortization of premiums and discounts on securities measured at amortized cost are recorded in interest income. Impairment gains or losses recognized on amortized cost securities are recorded in Provision for credit losses (PCL). When a debt instrument measured at amortized cost is sold, the difference between the sale proceeds and the amortized cost of the security at the time of the sale is recorded as Net gains on Investment securities in Non-interest income.

Debt securities carried at FVOCI are measured at fair value with unrealized gains and losses arising from changes in fair value included in Other components of equity. Impairment gains and losses are included in PCL and correspondingly reduce the accumulated changes in fair value included in Other components of equity. When a debt instrument measured at FVOCI is sold, the cumulative gain or loss is reclassified from Other components of equity to Net gains on Investment securities in Non-interest income.

Equity securities carried at FVOCI are measured at fair value. Unrealized gains and losses arising from changes in fair value are recorded in Other components of equity and not subsequently reclassified to profit or loss when realized. Dividends from FVOCI equity securities are recognized in Interest income.

We account for all of our securities using settlement date accounting and changes in fair value between the trade date and settlement date are reflected in income for securities measured at FVTPL, and changes in the fair value of securities measured at FVOCI between the trade and settlement dates are recorded in OCI except for changes in foreign exchange rates on debt securities, which are recorded in Non-interest income-Other.

Fair value option

A financial instrument with a reliably measurable fair value can be designated as FVTPL (the fair value option) on its initial recognition even if the financial instrument was not acquired or incurred principally for the purpose of selling or repurchasing. The fair value option can be used for financial assets if it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities, or recognizing related gains and losses on a

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different basis (an accounting mismatch). The fair value option can be elected for financial liabilities if: (i) the election eliminates an accounting mismatch; (ii) the financial liability is part of a portfolio that is managed on a fair value basis, in accordance with a documented risk management or investment strategy; or (iii) there is an embedded derivative in the financial or non-financial host contract and the derivative is not closely related to the host contract. These instruments cannot be reclassified out of the FVTPL category while they are held or issued.

Financial assets designated as FVTPL are recorded at fair value and any unrealized gain or loss arising due to changes in fair value is included in Trading revenue or Non-interest income – Other, depending on our business purpose for holding the financial asset.

Financial liabilities designated as FVTPL are recorded at fair value and fair value changes attributable to changes in our own credit risk are recorded in OCI. Own credit risk amounts recognized in OCI will not be reclassified subsequently to net income. The remaining fair value changes not attributable to changes in our own credit risk are recorded in Trading revenue or Non-interest income – Other, depending on our business purpose for holding the financial liability. Upon initial recognition, if we determine that presenting the effects of own credit risk changes in OCI would create or enlarge an accounting mismatch in net income, the full fair value change in our debt designated as FVTPL is recognized in net income. To make that determination, we assess whether we expect that the effects of changes in the liability’s credit risk will be offset in profit or loss by a change in the fair value of another financial instrument measured at FVTPL. Such an expectation is based on an economic relationship between the characteristics of the liability and the characteristics of the other financial instrument. The determination is made at initial recognition and is not reassessed. To determine the fair value adjustments on our debt instruments designated as FVTPL, we calculate the present value of the instruments based on the contractual cash flows over the term of the arrangement by using our effective funding rate at the beginning and end of the period.

Determination of fair value

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We determine fair value by incorporating all factors that market participants would consider in setting a price, including commonly accepted valuation approaches.

The Board of Directors provides oversight on valuation of financial instruments, primarily through the Audit Committee and Risk Committee. The Audit Committee reviews the presentation and disclosure of financial instruments that are measured at fair value, while the Risk Committee assesses the adequacy of governance structures and control processes for the valuation of these instruments.

We have established policies, procedures and controls for valuation methodologies and techniques to ensure that fair value is reasonably estimated. Major valuation processes and controls include, but are not limited to, profit and loss decomposition, independent price verification (IPV) and model validation standards. These control processes are managed by either Finance or Group Risk Management and are independent of the relevant businesses and their trading functions. Profit and loss decomposition is a process to explain the fair value changes of certain positions and is performed daily for trading portfolios. All fair value instruments are subject to IPV, a process whereby trading function valuations are verified against external market prices and other relevant market data. Market data sources include traded prices, brokers and price vendors. We give priority to those third-party pricing services and prices having the highest and most consistent accuracy. The level of accuracy is determined over time by comparing third-party price values to traders’ or system values, to other pricing service values and, when available, to actual trade data. Quoted prices for identical instruments from pricing services or brokers are generally not adjusted unless there are issues such as stale prices. If multiple quotes for identical instruments are received, fair value is based on an average of the prices received or the quote from the most reliable vendor, after the outlier prices that fall outside of the pricing range are removed. Other valuation techniques are used when a price or quote is not available. Some valuation processes use models to determine fair value. We have a systematic and consistent approach to control the use of models. Valuation models are approved for use within our model risk management framework. The framework addresses, among other things, model development standards, validation processes and procedures and approval authorities. Model validation ensures that a model is suitable for its intended use and sets parameters for its use. All models are revalidated regularly by qualified personnel who are independent of the model design and development. Annually our model risk profile is reported to the Board of Directors.

IFRS 13 Fair Value Measurement permits an exception, through an accounting policy choice, to measure the fair value of a portfolio of financial instruments on a net open risk position basis when certain criteria are met. We have elected to use this policy choice to determine the fair value of certain portfolios of financial instruments, primarily derivatives, based on a net exposure to market or credit risk.

We record valuation adjustments to appropriately reflect counterparty credit quality of our derivative portfolio, differences between the actual counterparty collateral discount curve and standard overnight index swap (OIS) discounting for collateralized derivatives, funding valuation adjustments (FVA) for uncollateralized and under-collateralized over-the-counter (OTC) derivatives, unrealized gains or losses at inception of the transaction, bid-offer spreads, unobservable parameters and model limitations. These adjustments may be subjective as they require significant judgment in the input selection, such as implied probability of default (PD) and recovery rate, and are intended to arrive at a fair value that is determined based on assumptions that market participants would use in pricing the financial instrument. The realized price for a transaction may be different from its recorded value, previously estimated using management judgment. Valuation adjustments may therefore impact unrealized gains and losses recognized in Non-interest income – Trading revenue or Other.

Valuation adjustments are recorded for the credit risk of our derivative portfolios in order to arrive at their fair values. Credit valuation adjustments (CVA) take into account our counterparties’ creditworthiness, the current and potential future mark-to-market of transactions and the effects of credit mitigants such as master netting and collateral agreements. CVA amounts are derived from estimates of exposure at default (EAD), PD, recovery rates on a counterparty basis and market and credit factor correlations. EAD is the value of expected derivative related assets and liabilities at the time of default, estimated through modelling using underlying risk factors. PD is implied from the market prices for credit protection and the credit ratings of the counterparty. When market data is unavailable, it is estimated by incorporating assumptions and adjustments that market participants would use for determining fair value using these inputs. Correlation is the statistical measure of how credit and market factors may move in relation to one another. Correlation is estimated using historical data. CVA is calculated daily and changes are recorded in Non-interest income – Trading revenue.

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Note 2 Summary of significant accounting policies, estimates and judgments (continued)

FVA are also calculated to incorporate the cost and benefit of funding in the valuation of uncollateralized and under-collateralized OTC derivatives. Future expected cash flows of these derivatives are discounted to reflect the cost and benefit of funding the derivatives by using a funding curve, implied volatilities and correlations as inputs.

Where required, a valuation adjustment is made to reflect the unrealized gain or loss at inception of a financial instrument contract where the fair value of that financial instrument is not obtained from a quoted market price or cannot be evidenced by other observable market transactions based on a valuation technique incorporating observable market data.

A bid-offer valuation adjustment is required when a financial instrument is valued at the mid-market price, instead of the bid or offer price for asset or liability positions, respectively. The valuation adjustment takes into account the spread from the mid-market price to either the bid or offer price.

Some valuation models require parameter calibration from such factors as market observable option prices. The calibration of parameters may be sensitive to factors such as the choice of instruments or optimization methodology. A valuation adjustment is also estimated to mitigate the uncertainties of parameter calibration and model limitations.

In determining fair value, a hierarchy is used which prioritizes the inputs to valuation techniques. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Determination of fair value based on this hierarchy requires the use of observable market data whenever available. Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access at the measurement date. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and model inputs that are either observable, or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 3 inputs are one or more inputs that are unobservable and significant to the fair value of the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available at the measurement date. The availability of inputs for valuation may affect the selection of valuation techniques. The classification of a financial instrument in the hierarchy for disclosure purposes is based upon the lowest level of input that is significant to the measurement of fair value.

Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. For more complex or illiquid instruments, significant judgment is required in the determination of the model used, the selection of model inputs, and in some cases the application of valuation adjustments to the model value or quoted price for inactively traded financial instruments, as the selection of model inputs may be subjective and the inputs may be unobservable. Unobservable inputs are inherently uncertain as there is little or no market data available from which to determine the level at which the transaction would occur under normal business circumstances. Appropriate parameter uncertainty and market risk valuation adjustments for such inputs and other model risk valuation adjustments are assessed in all such instances.

Loans

Loans are debt instruments recognized initially at fair value and are subsequently measured in accordance with the Classification of financial assets policy provided above. The majority of our loans are carried at amortized cost using the effective interest method, which represents the gross carrying amount less allowance for credit losses.

Interest on loans is recognized in Interest income using the effective interest method. The estimated future cash flows used in this calculation include those determined by the contractual term of the asset and all fees that are considered to be integral to the effective interest rate. Also included in this amount are transaction costs and all other premiums or discounts. Fees that relate to activities such as originating, restructuring or renegotiating loans are deferred and recognized as Interest income over the expected term of such loans using the effective interest method. Where there is a reasonable expectation that a loan will be originated, commitment and standby fees are also recognized as interest income over the expected term of the resulting loans using the effective interest method. Otherwise, such fees are recorded as other liabilities and amortized into Non-interest income over the commitment or standby period. Future prepayment fees on mortgage loans are not included as part of the effective interest rate at origination. If prepayment fees are received on a renewal of a mortgage loan before maturity, the fee is included as part of the effective interest rate, and if not renewed, the prepayment fee is recognized in interest income at the prepayment date.

For loans carried at amortized cost or FVOCI, impairment losses are recognized at each balance sheet date in accordance with the three-stage impairment model outlined below.

Allowance for credit losses

An allowance for credit losses (ACL) is established for all financial assets, except for financial assets classified or designated as FVTPL and equity securities designated as FVOCI, which are not subject to impairment assessment. Assets subject to impairment assessment include loans, debt securities, interest-bearing deposits with banks, customers’ liability under acceptances, accounts and accrued interest receivable, and finance and operating lease receivables. ACL on loans measured at amortized cost is presented in Allowance for loan losses. ACL on debt securities measured at FVOCI is presented in Other components of equity. Other financial assets carried at amortized cost are presented net of ACL on our Consolidated Balance Sheets.

Off-balance sheet items subject to impairment assessment include financial guarantees and undrawn loan commitments. ACL on off-balance sheet items is separately calculated and included in Other Liabilities – Provisions.

We measure the ACL on each balance sheet date according to a three-stage expected credit loss impairment model:

•	Performing financial assets
•

Stage 1 – From initial recognition of a financial asset to the date on which the asset has experienced a significant increase in credit risk relative to its initial recognition, a loss allowance is recognized equal to the credit losses expected to result from defaults occurring over the 12 months following the reporting date.

•

Stage 2 – Following a significant increase in credit risk relative to the initial recognition of the financial asset, a loss allowance is recognized equal to the credit losses expected over the remaining lifetime of the asset.

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•	Impaired financial assets
•

Stage 3 – When a financial asset is considered to be credit-impaired, a loss allowance is recognized equal to credit losses expected over the remaining lifetime of the asset. Interest income is calculated based on the carrying amount of the asset, net of the loss allowance, rather than on its gross carrying amount.

The ACL is a discounted probability-weighted estimate of the cash shortfalls expected to result from defaults over the relevant time horizon. For loan commitments, credit loss estimates consider the portion of the commitment that is expected to be drawn over the relevant time period. For financial guarantees, credit loss estimates are based on the expected payments required under the guarantee contract. For finance lease receivables, credit loss estimates are based on cash flows consistent with the cash flows used in measuring the lease receivable.

Increases or decreases in the required ACL attributable to purchases and new originations, derecognitions or maturities, and changes in risk, parameters and exposures due to changes in loss expectations or stage transfers are recorded in PCL. Write-offs and recoveries of amounts previously written off are recorded against ACL.

The ACL represents an unbiased estimate of expected credit losses on our financial assets as at the balance sheet date. Judgment is required in making assumptions and estimations when calculating the ACL, including movements between the three stages and the application of forward looking information. The underlying assumptions and estimates may result in changes to the provisions from period to period that significantly affect our results of operations.

Measurement of expected credit losses

Expected credit losses are based on a range of possible outcomes and consider all available reasonable and supportable information including internal and external ratings, historical credit loss experience, and expectations about future cash flows. The measurement of expected credit losses is based primarily on the product of the instrument’s PD, loss given default (LGD), and EAD discounted to the reporting date. The main difference between Stage 1 and Stage 2 expected credit losses for performing financial assets is the respective calculation horizon. Stage 1 estimates project PD, LGD and EAD over a maximum period of 12 months while Stage 2 estimates project PD, LGD and EAD over the remaining lifetime of the instrument.

An expected credit loss estimate is produced for each individual exposure. Relevant parameters are modeled on a collective basis using portfolio segmentation that allows for appropriate incorporation of forward looking information. To reflect other characteristics that are not already considered through modelling, expert credit judgment is exercised in determining the final expected credit losses.

For a small percentage of our portfolios which lack detailed historical information and/or loss experience, we apply simplified measurement approaches that may differ from what is described above. These approaches have been designed to maximize the available information that is reliable and supportable for each portfolio and may be collective in nature.

Expected credit losses are discounted to the reporting period date using the effective interest rate.

Expected life

For instruments in Stage 2 or Stage 3, loss allowances reflect expected credit losses over the expected remaining lifetime of the instrument. For most instruments, the expected life is limited to the remaining contractual life.

An exemption is provided for certain instruments with the following characteristics: (a) the instrument includes both a loan and undrawn commitment component; (b) we have the contractual ability to demand repayment and cancel the undrawn commitment; and (c) our exposure to credit losses is not limited to the contractual notice period. For products in scope of this exemption, the expected life may exceed the remaining contractual life and is the period over which our exposure to credit losses is not mitigated by our normal credit risk management actions. This period varies by product and risk category and is estimated based on our historical experience with similar exposures and consideration of credit risk management actions taken as part of our regular credit review cycle. Products in scope of this exemption include credit cards, overdraft balances and certain revolving lines of credit. Judgment is required in determining the instruments in scope for this exemption and estimating the appropriate remaining life based on our historical experience and credit risk mitigation practices.

Assessment of significant increase in credit risk

The assessment of significant increase in credit risk requires significant judgment. Movements between Stage 1 and Stage 2 are based on whether an instrument’s credit risk as at the reporting date has increased significantly relative to the date it was initially recognized. For the purposes of this assessment, credit risk is based on an instrument’s lifetime PD, not the losses we expect to incur. The assessment is generally performed at the instrument level.

Our assessment of significant increases in credit risk is performed at least quarterly based on three factors. If any of the following factors indicates that a significant increase in credit risk has occurred, the instrument is moved from Stage 1 to Stage 2:

(1)	We have established thresholds for significant increases in credit risk based on both a percentage and absolute change in lifetime PD relative to initial recognition. For our wholesale portfolio, a decrease in the borrower’s risk rating is also required to determine that credit risk has increased significantly.
(2)	Additional qualitative reviews are performed to assess the staging results and make adjustments, as necessary, to better reflect the positions whose credit risk has increased significantly.
(3)	Instruments which are 30 days past due are generally considered to have experienced a significant increase in credit risk, even if our other metrics do not indicate that a significant increase in credit risk has occurred.

The thresholds for movement between Stage 1 and Stage 2 are symmetrical. After a financial asset has transferred to Stage 2, if its credit risk is no longer considered to have significantly increased relative to its initial recognition, the financial asset will move back to Stage 1.

For certain instruments with low credit risk as at the reporting date, it is presumed that credit risk has not increased significantly relative to initial recognition. Credit risk is considered to be low if the instrument has a low risk of default, and the borrower has the ability to fulfill their contractual obligations both in the near term and in the longer term, including periods of adverse changes in the economic or business environment. Certain interest-bearing deposits with banks, assets purchased under reverse repurchase agreements, insurance policy loans, and liquidity facilities extended to our multi-seller conduits have been identified as having low credit risk.

To support our clients through the COVID-19 pandemic, we have launched various relief programs. Utilization of a payment deferral program does not, all else being equal, automatically trigger a significant increase in credit risk.

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Note 2 Summary of significant accounting policies, estimates and judgments (continued)

Use of forward-looking information

The measurement of expected credit losses for each stage and the assessment of significant increase in credit risk considers information about past events and current conditions as well as reasonable and supportable projections of future events and economic conditions. The estimation and application of forward-looking information requires significant judgment.

The PD, LGD and EAD inputs used to estimate Stage 1 and Stage 2 credit loss allowances are modelled based on the macroeconomic variables (or changes in macroeconomic variables) that are most closely correlated with credit losses in the relevant portfolio. Each macroeconomic scenario used in our expected credit loss calculation includes a projection of all relevant macroeconomic variables used in our models for a five year period, subsequently reverting to long-run averages. Macroeconomic variables used in our expected credit loss models include, but are not limited to, unemployment rates, gross domestic product growth rates, equity return indices, commodity prices, and Canadian housing prices. Depending on their usage in the models, macroeconomic variables may be projected at a country, province/state or more granular level.

Our estimation of expected credit losses in Stage 1 and Stage 2 is a discounted probability-weighted estimate that considers a minimum of three future macroeconomic scenarios. Our base case scenario is based on macroeconomic forecasts published by our internal economics group. Upside and downside scenarios vary relative to our base case scenario based on reasonably possible alternative macroeconomic conditions. Additional and more severe downside scenarios are designed to capture a broader range of potential credit losses in certain sectors. Scenario design, including the identification of additional downside scenarios, occurs at least on an annual basis and more frequently if conditions warrant.

Scenarios are designed to capture a wide range of possible outcomes and weighted according to our best estimate of the relative likelihood of the range of outcomes that each scenario represents. Scenario weights take into account historical frequency, current trends, and forward-looking conditions and are updated on a quarterly basis. All scenarios considered are applied to all portfolios subject to expected credit losses with the same probabilities.

Our assessment of significant increases in credit risk is based on changes in probability-weighted forward-looking lifetime PDs as at the reporting date, using the same macroeconomic scenarios as the calculation of expected credit losses.

Definition of default

The definition of default used in the measurement of expected credit losses is consistent with the definition of default used for our internal credit risk management purposes. Our definition of default may differ across products and consider both quantitative and qualitative factors, such as the terms of financial covenants and days past due. For retail and wholesale borrowers, except as detailed below, default occurs when the borrower is more than 90 days past due on any material obligation to us, and/or we consider the borrower unlikely to make their payments in full without recourse action on our part, such as taking formal possession of any collateral held. For certain credit card balances, default occurs when payments are 180 days past due. For these balances, the use of a period in excess of 90 days past due is reasonable and supported by observable data on write-off and recovery rates experienced on historical credit card portfolios. The definition of default used is applied consistently from period to period and to all financial instruments unless it can be demonstrated that circumstances have changed such that another definition of default is more appropriate.

Credit-impaired financial assets (Stage 3)

Financial assets are assessed for credit-impairment at each balance sheet date and more frequently when circumstances warrant further assessment. Evidence of credit-impairment may include indications that the borrower is experiencing significant financial difficulty, probability of bankruptcy or other financial reorganization, as well as a measurable decrease in the estimated future cash flows evidenced by the adverse changes in the payments status of the borrower or economic conditions that correlate with defaults. An asset that is in Stage 3 will move back to Stage 2 when, as at the reporting date, it is no longer considered to be credit-impaired. The asset will transfer back to Stage 1 when its credit risk at the reporting date is no longer considered to have increased significantly from initial recognition, which could occur during the same reporting period as the transfer from Stage 3 to Stage 2.

When a financial asset has been identified as credit-impaired, expected credit losses are measured as the difference between the asset’s gross carrying amount and the present value of estimated future cash flows discounted at the instrument’s original effective interest rate. For impaired financial assets with drawn and undrawn components, expected credit losses also reflect any credit losses related to the portion of the loan commitment that is expected to be drawn down over the remaining life of the instrument.

When a financial asset is credit-impaired, interest ceases to be recognized on the regular accrual basis, which accrues income based on the gross carrying amount of the asset. Rather, interest income is calculated by applying the original effective interest rate to the amortized cost of the asset, which is the gross carrying amount less the related ACL. Following impairment, interest income is recognized on the unwinding of the discount from the initial recognition of impairment.

ACL for credit-impaired loans in Stage 3 are established at the borrower level, where losses related to impaired loans are identified on individually significant loans, or collectively assessed and determined through the use of portfolio-based rates, without reference to particular loans.

Individually assessed loans (Stage 3)

When individually significant loans are identified as impaired, we reduce the carrying value of the loans to their estimated realizable value by recording an individually assessed ACL to cover identified credit losses. The individually assessed ACL reflects the expected amount of principal and interest calculated under the terms of the original loan agreement that will not be recovered, and the impact of time delays in collecting principal and/or interest (time value of money). The estimated realizable value for each individually significant loan is the present value of expected future cash flows discounted using the original effective interest rate for each loan. When the amounts and timing of future cash flows cannot be estimated with reasonable reliability, the estimated realizable amount may be determined using observable market prices for comparable loans, the fair value of collateral underlying the loans, and other reasonable and supported methods based on management judgment.

Individually-assessed allowances are established in consideration of a range of possible outcomes, which may include macroeconomic or non-macroeconomic scenarios, to the extent relevant to the circumstances of the specific borrower being assessed. Assumptions used in estimating expected future cash flows reflect current and expected future economic conditions and are generally consistent with those used in Stage 1 and Stage 2 measurement.

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Significant judgment is required in assessing evidence of credit-impairment and estimation of the amount and timing of future cash flows when determining expected credit losses. Changes in the amount expected to be recovered would have a direct impact on PCL and may result in a change in the ACL.

Collectively assessed loans (Stage 3)

Loans that are collectively assessed are grouped on the basis of similar risk characteristics, taking into account loan type, industry, geographic location, collateral type, past due status and other relevant factors.

The collectively-assessed ACL reflects: (i) the expected amount of principal and interest calculated under the terms of the original loan agreement that will not be recovered, and (ii) the impact of time delays in collecting principal and/or interest (time value of money).

The expected principal and interest collection is estimated on a portfolio basis and references historical loss experience of comparable portfolios with similar credit risk characteristics, adjusted for the current environment and expected future conditions. A portfolio specific coverage ratio is applied against the impaired loan balance in determining the collectively-assessed ACL. The time value of money component is calculated by using the discount factors applied to groups of loans sharing common characteristics. The discount factors represent the expected recovery pattern of the comparable group of loans, and reflect the historical experience of these groups adjusted for current and expected future economic conditions and/or industry factors. Significant judgment is required in assessing evidence of impairment and estimation of the amount and timing of future cash flows when determining expected credit losses. Changes in the amount expected to be recovered would have a direct impact on PCL and may result in a change in the ACL.

Write-off of loans

Loans and the related ACL are written off, either partially or in full, when there is no realistic prospect of recovery. Where loans are secured, they are generally written off after receipt of any proceeds from the realization of collateral. In circumstances where the net realizable value of any collateral has been determined and there is no reasonable expectation of further recovery, write off may be earlier. For credit cards, the balances and related ACL are generally written off when payment is 180 days past due. Personal loans are generally written off at 150 days past due.

Modifications

The original terms of a financial asset may be renegotiated or otherwise modified, resulting in changes to the contractual terms of the financial asset that affect the contractual cash flows. The treatment of such modifications is primarily based on the process undertaken to execute the renegotiation and the nature and extent of the expected changes. In the normal course of business, modifications which are performed for credit reasons, primarily related to troubled debt restructurings, are generally treated as modifications of the original financial asset. Modifications which are performed for other than credit reasons are generally considered to be an expiry of the original cash flows; accordingly, such renegotiations are treated as a derecognition of the original financial asset and recognition of a new financial asset.

Due to the impact of the COVID-19 pandemic, we have established relief programs to help personal and business banking clients manage the challenges of the COVID-19 pandemic through payment deferrals, interest rate reductions, covenant waivers, and refinancing or credit restructuring. In some cases, the original terms of the associated financial asset are renegotiated or otherwise modified, resulting in changes to the contractual terms of the financial asset that affect the contractual cash flows. For these programs, where there is a substantial change in terms from the original financial asset, we derecognize the financial asset and recognize a new financial asset.

If a modification of terms does not result in derecognition of the financial asset, the carrying amount of the financial asset is recalculated as the present value of the renegotiated or modified contractual cash flows, discounted at the original effective interest rate and a gain or loss is recognized. The financial asset continues to be subject to the same assessments for significant increase in credit risk relative to initial recognition and credit-impairment, as described above. A modified financial asset will transfer out of Stage 3 if the conditions that led to it being identified as credit-impaired are no longer present and relate objectively to an event occurring after the original credit-impairment was recognized. A modified financial asset will transfer out of Stage 2 when it no longer satisfies the relative thresholds set to identify significant increases in credit risk, which are based on changes in its lifetime PD, days past due and other qualitative considerations. The financial asset continues to be monitored for significant increases in credit risk and credit-impairment.

If a modification of terms results in derecognition of the original financial asset and recognition of the new financial asset, the new financial asset will generally be recorded in Stage 1, unless it is determined to be credit-impaired at the time of the renegotiation. For the purposes of assessing for significant increases in credit risk, the date of initial recognition for the new financial asset is the date of the modification.

Derivatives

When derivatives are embedded in other financial instruments or host contracts, such combinations are known as hybrid instruments. Some of the cash flows of a hybrid instrument vary in a way similar to a stand-alone derivative. If the host contract is a financial asset within the scope of IFRS 9, the classification and measurement criteria are applied to the entire hybrid instrument as described in the Classification of financial assets section of Note 2. If the host contract is a financial liability or an asset that is not within the scope of IFRS 9, embedded derivatives are separately recognized if the economic characteristics and risks of the embedded derivative are not clearly and closely related to the host contract, unless an election has been made to elect the fair value option, as described above. The host contract is accounted for in accordance with the relevant standards.

Derivatives are primarily used in trading activities. Derivatives are also used to manage our exposure to interest, currency, credit and other market risks. The most frequently used derivative products are interest rate and foreign exchange swaps, options, futures and forward rate agreements, equity swaps and credit derivatives. All derivative instruments are recorded on our Consolidated Balance Sheets at fair value.

When derivatives are used in trading activities, the realized and unrealized gains and losses on these derivatives are recognized in Trading revenue in Non-interest income. Derivatives with positive fair values are reported as Derivative assets and derivatives with negative fair values are reported as Derivative liabilities. In accordance with our policy for offsetting financial assets and financial liabilities, the net fair value of certain derivative assets and liabilities are reported as an asset or liability, as appropriate. Valuation adjustments are included in the fair value of Derivative assets and Derivative liabilities. Premiums paid and premiums received are shown in Derivative assets and Derivative liabilities, respectively.

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Note 2 Summary of significant accounting policies, estimates and judgments (continued)

When derivatives are used to manage our own exposures, we determine for each derivative whether hedge accounting can be applied, as discussed in the Hedge accounting section below.

Derecognition of financial assets

Financial assets are derecognized from our Consolidated Balance Sheets when our contractual rights to the cash flows from the assets have expired, when we retain the rights to receive the cash flows of the assets but assume an obligation to pay those cash flows to a third party subject to certain pass-through requirements or when we transfer our contractual rights to receive the cash flows and substantially all of the risk and rewards of the assets have been transferred. When we retain substantially all of the risks and rewards of the transferred assets, the transferred assets are not derecognized from our Consolidated Balance Sheets and are accounted for as secured financing transactions. When we neither retain nor transfer substantially all risks and rewards of ownership of the assets, we derecognize the assets if control over the assets is relinquished. If we retain control over the transferred assets, we continue to recognize the transferred assets to the extent of our continuing involvement.

Management’s judgment is applied in determining whether the contractual rights to the cash flows from the transferred assets have expired or whether we retain the rights to receive cash flows on the assets but assume an obligation to pay for those cash flows. We derecognize transferred financial assets if we transfer substantially all the risks and rewards of the ownership in the assets. When assessing whether we have transferred substantially all of the risk and rewards of the transferred assets, management considers the Bank’s exposure before and after the transfer with the variability in the amount and timing of the net cash flows of the transferred assets. In transfers in which we retain the servicing rights, management has applied judgment in assessing the benefits of servicing against market expectations. When the benefits of servicing are greater than fair value, a servicing asset is recognized in Other assets in our Consolidated Balance Sheets. When the benefits of servicing are less than fair value, a servicing liability is recognized in Other liabilities in our Consolidated Balance Sheets.

Derecognition of financial liabilities

We derecognize a financial liability from our Consolidated Balance Sheets when our obligation specified in the contract expires, or is discharged or cancelled. We recognize the difference between the carrying amount of a financial liability transferred and the consideration paid in our Consolidated Statements of Income.

Interest

Interest is recognized in Interest income and Interest expense in the Consolidated Statements of Income for all interest-bearing financial instruments. The effective interest rate is the rate that discounts estimated future cash flows over the expected life of the financial asset or liability to the net carrying amount upon initial recognition. Significant judgment is applied in determining the effective interest rate due to uncertainty in the timing and amounts of future cash flows.

Dividend income

Dividend income is recognized when the right to receive payment is established. This is the ex-dividend date for listed equity securities, and usually the date when shareholders have approved the dividend for unlisted equity securities.

Transaction costs

Transaction costs are expensed as incurred for financial instruments classified or designated as FVTPL. For other financial instruments, transaction costs are capitalized on initial recognition. For financial assets and financial liabilities measured at amortized cost, capitalized transaction costs are amortized through net income over the estimated life of the instrument using the effective interest method. For financial assets measured at FVOCI that do not have fixed or determinable payments and no fixed maturity, capitalized transaction costs are recognized in net income when the asset is derecognized or becomes impaired.

Offsetting financial assets and financial liabilities

Financial assets and financial liabilities are offset on the balance sheet when there exists both a legally enforceable right to offset the recognized amounts and an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Assets purchased under reverse repurchase agreements and sold under repurchase agreements

We purchase securities under agreements to resell (reverse repurchase agreements) and take possession of these securities. We monitor the market value of the securities purchased and additional collateral is obtained when appropriate. We have the right to liquidate the collateral held in the event of counterparty default. Reverse repurchase agreements are treated as collateralized lending transactions. We also sell securities under agreements to repurchase (repurchase agreements), which are treated as collateralized borrowing transactions. The securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on, or derecognized from, our Consolidated Balance Sheets, respectively, unless the risks and rewards of ownership are obtained or relinquished.

Reverse repurchase agreements and repurchase agreements are carried on our Consolidated Balance Sheets at the amounts at which the securities were initially acquired or sold, except when they are classified or designated as FVTPL and are recorded at fair value. Interest earned on reverse repurchase agreements is included in Interest income, and interest incurred on repurchase agreements is included in Interest expense in our Consolidated Statements of Income. Changes in fair value for reverse repurchase agreements and repurchase agreements designated as FVTPL are included in Trading revenue or Other in Non-interest income.

Hedge accounting

We have elected to continue to apply the hedge accounting principles under IAS 39 instead of those under IFRS 9.

We use derivatives and non-derivatives in our hedging strategies to manage our exposure to interest rate, currency, credit and other market risks. Where hedge accounting can be applied, a hedge relationship is designated and documented at inception to detail the particular risk management objective and strategy for undertaking the hedge transaction. The documentation identifies the specific asset, liability or anticipated cash flows being hedged, the risk that is being hedged, the type of hedging

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instrument used and how effectiveness will be assessed. We assess, both at the inception of the hedge and on an ongoing basis, whether the hedging instruments are ‘highly effective’ in offsetting changes in the fair value or cash flows of the hedged items. A hedge is regarded as highly effective only if the following criteria are met: (i) at inception of the hedge and throughout its life, the hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, and (ii) actual results of the hedge are within a pre-determined range. We perform effectiveness testing to demonstrate that the relationship has been and is expected to be effective over the remaining term of the hedge. In the case of hedging a forecast transaction, the transaction must have a high probability of occurring and must present an exposure to variations in cash flows that could ultimately affect the reported net profit or loss. Hedge accounting is discontinued when it is determined that the hedging instrument is no longer effective as a hedge, the hedging instrument or hedged item is terminated or sold, or the forecast transaction is no longer deemed highly probable. Refer to Note 8 for the fair value of derivatives and non-derivative instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

While uncertainty due to the Reform exists on hedging relationships to which the Amendments are applied, beginning on November 1, 2019, our prospective effectiveness testing is based on existing hedged cash flows or hedged risks. Any ineffectiveness arising from retrospective testing is recognized in net income, rather than discontinuing the hedge as long as other hedge accounting requirements are met.

Fair value hedges

In a fair value hedging relationship, the carrying value of the hedged item is adjusted for changes in fair value attributable to the hedged risk and recognized in Non-interest income. Changes in fair value of the hedged item, to the extent that the hedging relationship is effective, are offset by changes in the fair value of the hedging derivative, which are also recognized in Non-interest income. When hedge accounting is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged items are amortized to Net income over the expected remaining life of the hedged items.

We predominantly use interest rate swaps to hedge our exposure to changes in a fixed interest rate instrument’s fair value caused by changes in interest rates. As a result of adopting the Amendments, beginning on November 1, 2019, while the uncertainty due to the Reform exists, we apply hedge accounting to IBOR rates which may not be contractually specified when that rate is separately identifiable and reliably measurable at inception of the hedge relationship.

Cash flow hedges

In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative, net of taxes, is recognized in OCI and reclassified to profit or loss as the associated hedged forecast transaction occurs, while the ineffective portion is recognized in Non-interest income. When hedge accounting is discontinued, the cumulative amounts previously recognized in Other components of equity are reclassified to Net interest income during the periods when the variability in the cash flows of the hedged item affects Net interest income. Unrealized gains and losses on derivatives are reclassified immediately to Net income when the hedged item is sold or terminated early, or when the forecast transaction is no longer expected to occur.

While uncertainty due to the Reform exists, beginning on November 1, 2019, we apply the relief provided by the Amendments that the IBOR benchmarks, on which the highly probable hedged cash flows are based, are not altered as a result of the Reform. In addition, associated cash flow hedge reserves are not recycled into net income solely due to changes related to the transition from IBOR to new risk free rates.

We predominantly use interest rate swaps to hedge the variability in cash flows related to a variable-rate asset or liability.

Net investment hedges

In hedging our foreign currency exposure to a net investment in a foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments, net of applicable taxes, is recognized in OCI and the ineffective portion is recognized in Non-interest income. The amounts, or a portion thereof, previously recognized in Other components of equity are recognized in Net income on the disposal, or partial disposal, of the foreign operation.

We use foreign exchange contracts and foreign currency-denominated liabilities to manage our foreign currency exposures to net investments in foreign operations having a functional currency other than the Canadian dollar.

Guarantees

Financial guarantee contracts are contracts that contingently require us to make specified payments (in cash, other assets, our own shares or provision of services) to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. Liabilities are recognized on our Consolidated Balance Sheets at the inception of a guarantee for the fair value of the obligation undertaken in issuing the guarantee. Financial guarantees are subsequently remeasured at the higher of (i) the amount of expected credit losses and (ii) the amount initially recognized less, when appropriate, the cumulative amount of income recognized.

If the financial guarantee contract meets the definition of a derivative, it is measured at fair value at each balance sheet date and reported under Derivatives on our Consolidated Balance Sheets.

Insurance and segregated funds

Premiums from long-duration contracts, primarily life insurance, are recognized when due in Non-interest income – Insurance premiums, investment and fee income. Premiums from short-duration contracts, primarily property and casualty, and fees for administrative services are recognized in Insurance premiums, investment and fee income over the related contract period. Unearned premiums of the short-duration contracts, representing the unexpired portion of premiums, are reported in Other liabilities. Investments made by our insurance operations are classified as FVOCI instruments and amortized cost instruments, except for investments supporting the policy benefit liabilities on life and health insurance contracts and a portion of property and casualty contracts. These are designated as FVTPL with changes in fair value reported in Insurance premiums, investment and fee income.

Insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy benefits. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method (CALM), which incorporates assumptions for mortality, morbidity, policy lapses and surrenders, investment yields, policy dividends, operating and policy

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Note 2 Summary of significant accounting policies, estimates and judgments (continued)

maintenance expenses and provisions for adverse deviation. These assumptions are reviewed at least annually and updated in response to actual experience and market conditions. Liabilities for property and casualty insurance represent estimated provisions for reported and unreported claims. Liabilities for life and property and casualty insurance are included in Insurance claims and policy benefit liabilities. Changes in Insurance claims and policy benefit liabilities are included in the Insurance policyholder benefits, claims and acquisition expense in our Consolidated Statements of Income in the period in which the estimates change.

Premiums ceded for reinsurance and reinsurance recoveries on policyholder benefits and claims incurred are reported in income and expense as appropriate. Reinsurance recoverables, which relate to paid benefits and unpaid claims, are included in Other assets.

Acquisition costs for new insurance contracts consist of commissions, premium taxes, certain underwriting costs and other costs that vary with the acquisition of new contracts. Deferred acquisition costs for life insurance products are implicitly recognized in Insurance claims and policy benefit liabilities by CALM. For property and casualty insurance, these costs are classified as Other assets and amortized over the policy term.

Segregated funds are lines of business in which we issue an insurance contract where the benefit amount is directly linked to the market value of the investments held in the underlying fund. The contractual arrangement is such that the underlying segregated fund assets are registered in our name but the segregated fund policyholders bear the risks and rewards of the funds’ investment performance. Liabilities for these contracts are calculated based on contractual obligations using actuarial assumptions and are at least equivalent to the surrender or transfer value calculated by reference to the value of the relevant underlying funds or indices. Segregated funds’ assets and liabilities are separately presented on our Consolidated Balance Sheets. As the segregated fund policyholders bear the risks and rewards of the funds’ performance, investment income earned by the segregated funds and expenses incurred by the segregated funds are offset and are not separately presented in our Consolidated Statements of Income. Fee income we earn from segregated funds includes management fees, mortality, policy administration and surrender charges, and these fees are recorded in Non-interest income – Insurance premiums, investment and fee income. We provide minimum death benefit and maturity value guarantees on segregated funds. The liability associated with these minimum guarantees is recorded in Insurance claims and policy benefit liabilities.

Liability adequacy tests are performed for all insurance contract portfolios at each balance sheet date to ensure the adequacy of insurance contract liabilities. Current best estimates of future contractual cash flows, claims handling and administration costs, and investment returns from the assets backing the liabilities are taken into account in the tests. When the test results indicate that there is a deficiency in liabilities, the deficiency is charged immediately to our Consolidated Statements of Income by writing down the deferred acquisition costs in Other assets and/or increasing Insurance claims and policy benefit liabilities.

Employee benefits – Pensions and other post-employment benefits

Our defined benefit pension expense, which is included in Non-interest expense – Human resources, consists of the cost of employee pension benefits for the current year’s service, net interest on the net defined benefit liability (asset), past service cost and gains or losses on settlement. Remeasurements of the net defined benefit obligation, which comprise actuarial gains and losses and return on plan assets (excluding amounts included in net interest on the net defined benefit liability), are recognized immediately in OCI in the period in which they occur. Actuarial gains and losses comprise experience adjustments (the effects of differences between the previous actuarial assumptions and what has actually occurred), as well as the effects of changes in actuarial assumptions. Amounts recognized in OCI will not be reclassified subsequently to net income. Past service cost is the change in the present value of the defined benefit obligation resulting from a plan amendment or curtailment and is charged immediately to income.

For each defined benefit pension plan, we recognize the present value of our defined benefit obligations less the fair value of the plan assets as a defined benefit liability reported in Other liabilities – Employee benefit liabilities on our Consolidated Balance Sheets. For plans where there is a net defined benefit asset, the amount is reported as an asset in Other assets – Employee benefit assets on our Consolidated Balance sheets.

The calculation of defined benefit expenses and obligations requires significant judgment as the recognition is dependent on discount rates and various actuarial assumptions such as healthcare cost trend rates, projected salary increases, retirement age and mortality and termination rates. Due to the long-term nature of these plans, such estimates and assumptions are subject to inherent risks and uncertainties. For our pension and other post-employment benefit plans, the discount rate is determined by reference to market yields on high quality corporate bonds. Since the discount rate is based on currently available yields, and involves management’s assessment of market liquidity, it is only a proxy for future yields. Actuarial assumptions, set in accordance with current practices in the respective countries of our plans, may differ from actual experience as country specific statistics are only estimates of future employee behaviour. These assumptions are determined by management and are reviewed by actuaries at least annually. Changes to any of the above assumptions may affect the amounts of benefits obligations, expenses and remeasurements that we recognize.

Our contributions to defined contribution pension plans are expensed when employees have rendered services in exchange for such contributions. Defined contribution pension expense is included in Non-interest expense – Human resources.

Share-based compensation

We offer share-based compensation plans to certain key employees and to our non-employee directors.

To account for stock options granted to employees, compensation expense is recognized over the applicable vesting period with a corresponding increase in equity. Fair value is determined by using option valuation models, which take into account the exercise price of the option, the current share price, the risk free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. When the options are exercised, the exercise price proceeds together with the amount initially recorded in equity are credited to common shares. Our other share-based compensation plans include performance deferred share plans and deferred share unit plans for key employees (the Plans). The obligations for the Plans are accrued over their vesting periods. The Plans are settled in cash.

For cash-settled awards, our accrued obligations are adjusted to their fair value at each balance sheet date. For share-settled awards, our expected obligations recognized in equity are based on the fair value of our common shares at the date of grant. Changes in our obligations, net of related hedges, are recorded as Non-interest expense – Human resources in our

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Consolidated Statements of Income with a corresponding increase in Other liabilities for cash-settled awards and in Retained earnings for share-settled awards. Compensation expense is recognized in the year the awards are earned by plan participants based on the vesting schedule of the relevant plans, net of estimated forfeitures.

The compensation cost attributable to options and awards granted to employees who are eligible to retire or will become eligible to retire during the vesting period, is recognized immediately if the employee is eligible to retire on the grant date or over the period between the grant date and the date the employee becomes eligible to retire.

Our contributions to the employee savings and share ownership plans are expensed as incurred.

Income taxes

Income tax comprises current tax and deferred tax and is recognized in our Consolidated Statements of Income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current income tax payable on profits is recognized as an expense based on the applicable tax laws in each jurisdiction in the period in which profits arise, calculated using tax rates enacted or substantively enacted by the balance sheet date. Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities for accounting and tax purposes. A deferred income tax asset or liability is determined for each temporary difference, except for earnings related to our subsidiaries, branches, associates and interests in joint ventures where the temporary differences will not reverse in the foreseeable future and we have the ability to control the timing of reversal. Deferred tax assets and liabilities are determined based on the tax rates that are expected to be in effect in the period that the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. Current tax assets and liabilities are offset when they are levied by the same taxation authority on either the same taxable entity or different taxable entities within the same tax reporting group (which intends to settle on a net basis), and when there is a legal right to offset. Deferred tax assets and liabilities are offset when the same conditions are satisfied. Our Consolidated Statements of Income include items that are non-taxable or non-deductible for income tax purposes and, accordingly, this causes the income tax provision to be different from what it would be if based on statutory rates.

Deferred income taxes accumulated as a result of temporary differences and tax loss carryforwards are included in Other assets and Other liabilities. On a quarterly basis, we review our deferred income tax assets to determine whether it is probable that the benefits associated with these assets will be realized; this review involves evaluating both positive and negative evidence.

We are subject to income tax laws in various jurisdictions where we operate, and the complex tax laws are potentially subject to different interpretations by us and the relevant taxation authorities. Significant judgment is required in the interpretation of the relevant tax laws and in assessing the probability of acceptance of our tax positions to determine our tax provision, which includes our best estimate of uncertain tax positions that are under audit or appeal by the relevant tax authorities. We perform a review on a quarterly basis to incorporate our best assessment based on information available, but additional liability and income tax expense could result based on the acceptance of our tax positions by the relevant tax authorities.

The determination of our deferred tax asset or liability also requires significant management judgment as the recognition is dependent on our projection of future taxable profits and tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in our projection will result in changes in deferred tax assets or liabilities on our Consolidated Balance Sheets, and also deferred tax expense on our Consolidated Statements of Income.

Business combinations, goodwill and other intangibles

All business combinations are accounted for using the acquisition method. Non-controlling interests, if any, are recognized at their proportionate share of the fair value of identifiable assets and liabilities, unless otherwise indicated. Identifiable intangible assets are recognized separately from goodwill and included in Other intangibles. Goodwill represents the excess of the price paid for the business acquired over the fair value of the net identifiable assets acquired on the date of acquisition.

Goodwill

Goodwill is allocated to cash-generating units or groups of cash-generating units for the purpose of impairment testing, which is undertaken at the lowest level at which goodwill is monitored for internal management purposes. Impairment testing is performed annually as at August 1, or more frequently if there are objective indicators of impairment, by comparing the recoverable amount of a cash-generating unit (CGU) with its carrying amount. The recoverable amount of a CGU is the higher of its value in use and its fair value less costs of disposal. Value in use is the present value of the expected future cash flows from a CGU. Fair value less costs of disposal is the amount obtainable from the sale of a CGU in an orderly transaction between market participants, less disposal costs. The fair value of a CGU is estimated using valuation techniques such as a discounted cash flow method, adjusted to reflect the considerations of a prospective third-party buyer. External evidence such as binding sale agreements or recent transactions for similar businesses within the same industry is considered to the extent that it is available.

Significant judgment is involved in estimating the model inputs used to determine the recoverable amount of our CGUs, in particular future cash flows, discount rates and terminal growth rates, due to the uncertainty in the timing and amount of cash flows and the forward-looking nature of these inputs. Future cash flows are based on financial plans agreed by management which are estimated based on forecast results, business initiatives, planned capital investments and returns to shareholders. Discount rates are based on the bank-wide cost of capital, adjusted for CGU-specific risks and currency exposure as reflected by differences in expected inflation. Bank-wide cost of capital is based on the Capital Asset Pricing Model. CGU-specific risks include country risk, business/operational risk, geographic risk (including political risk, devaluation risk, and government regulation), currency risk, and price risk (including product pricing risk and inflation). Terminal growth rates reflect the expected long-term gross domestic product growth and inflation for the countries within which the CGU operates. Changes in these assumptions may impact the amount of impairment loss recognized in Non-interest expense.

The carrying amount of a CGU includes the carrying amount of assets, liabilities and goodwill allocated to the CGU. If the recoverable amount is less than the carrying value, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to the other non-financial assets of the CGU proportionately based on the carrying amount of each asset. Any impairment loss is charged to income in the period in which the impairment is identified. Goodwill is stated at cost less accumulated impairment losses. Subsequent reversals of goodwill impairment are prohibited.

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Note 2 Summary of significant accounting policies, estimates and judgments (continued)

Upon disposal of a portion of a CGU, the carrying amount of goodwill related to the portion of the CGU sold is included in the determination of gains or losses on disposal. The carrying amount is determined based on the relative fair value of the disposed portion to the total CGU.

Other intangibles

Intangible assets represent identifiable non-monetary assets and are acquired either separately or through a business combination, or generated internally. Intangible assets acquired through a business combination are recognized separately from goodwill when they are separable or arise from contractual or other legal rights, and their fair value can be measured reliably. The cost of a separately acquired intangible asset includes its purchase price and directly attributable costs of preparing the asset for its intended use. In respect of internally generated intangible assets, cost includes all directly attributable costs necessary to create, produce, and prepare the asset to be capable of operating in the manner intended by management. Research and development costs that are not eligible for capitalization are expensed. After initial recognition, an intangible asset is carried at its cost less any accumulated amortization and accumulated impairment losses, if any. Intangible assets with a finite-life are amortized on a straight-line basis over their estimated useful lives as follows: computer software – 3 to 10 years; and customer relationships – 10 to 20 years. We do not have any intangible assets with indefinite lives.

Intangible assets are assessed for indicators of impairment at each reporting period. If there is an indication that an intangible asset may be impaired, an impairment test is performed by comparing the carrying amount of the intangible asset to its recoverable amount. Where it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the CGU to which the asset belongs. If the recoverable amount of the asset (or CGU) is less than its carrying amount, the carrying amount of the intangible asset is written down to its recoverable amount as an impairment loss.

An impairment loss recognized previously is reversed if there is a change in the estimates used to determine the recoverable amount of the asset (or CGU) since the last impairment loss was recognized. If an impairment loss is subsequently reversed, the carrying amount of the asset (or CGU) is revised to the lower of its recoverable amount and the carrying amount that would have been determined (net of amortization) had there been no prior impairment.

Due to the subjective nature of these estimates, significant judgment is required in determining the useful lives and recoverable amounts of our intangible assets, and assessing whether certain events or circumstances constitute objective evidence of impairment. Estimates of the recoverable amounts of our intangible assets rely on certain key inputs, including future cash flows and discount rates. Future cash flows are based on sales projections and allocated costs which are estimated based on forecast results and business initiatives. Discount rates are based on the bank-wide cost of capital, adjusted for asset-specific risks. Changes in these assumptions may impact the amount of impairment loss recognized in Non-interest expense.

Other

Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates prevailing at the balance sheet date. Foreign exchange gains and losses resulting from the translation and settlement of these items are recognized in Non-interest income in the Consolidated Statements of Income.

Non-monetary assets and liabilities that are measured at historical cost are translated into Canadian dollars at historical rates.

Assets and liabilities of our foreign operations with functional currencies other than Canadian dollars are translated into Canadian dollars at rates prevailing at the balance sheet date, and income and expenses of these foreign operations are translated at average rates of exchange for the reporting period.

Unrealized gains or losses arising as a result of the translation of our foreign operations along with the effective portion of related hedges are reported in Other components of equity on an after-tax basis. Upon disposal or partial disposal of a foreign operation, an appropriate portion of the accumulated net translation gains or losses is included in Non-interest income.

Premises and equipment

Premises and equipment includes land, buildings, leasehold improvements, computer equipment, furniture, fixtures and other equipment, and are stated at cost less accumulated depreciation, except for land which is not depreciated, and accumulated impairment losses. Cost comprises the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, and the initial estimate of any disposal costs. Depreciation is recorded principally on a straight-line basis over the estimated useful lives of the assets, which are 25 to 50 years for buildings, 3 to 10 years for computer equipment, and 5 to 10 years for furniture, fixtures and other equipment. The amortization period for leasehold improvements is the lesser of the useful life of the leasehold improvements or the lease term plus the first renewal period, if reasonably assured of renewal, up to a maximum of 10 years. Depreciation methods, useful lives, and residual values are reassessed at each reporting period and adjusted as appropriate. Gains and losses on disposal are recorded in Non-interest income.

Premises and equipment are assessed for indicators of impairment at each reporting period. If there is an indication that an asset may be impaired, an impairment test is performed by comparing the asset’s carrying amount to its recoverable amount.

After the recognition of impairment, the depreciation charge is adjusted in future periods to reflect the asset’s revised carrying amount. If an impairment is later reversed, the carrying amount of the asset is revised to the lower of the asset’s recoverable amount and the carrying amount that would have been determined (net of depreciation) had there been no prior impairment loss. The depreciation charge in future periods is adjusted to reflect the revised carrying amount.

Beginning on November 1, 2019, Premises and equipment includes right-of-use assets due to the adoption of IFRS 16.

Leasing – Policies applicable beginning November 1, 2019 (IFRS 16)

At inception of a contract, we assess whether a contract is or contains a lease. A contract is, or contains, a lease if the contract conveys the right to obtain substantially all of the economic benefits from, and direct the use of, an identified asset for a period of time in return for consideration.

When we are the lessee in a lease arrangement, we initially record a right-of-use asset and corresponding lease liability, except for short-term leases and leases of low-value assets. Short-term leases are leases with a lease term of 12 months or less.

144            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

Low-value assets are unspecialized, common, technologically unsophisticated, widely available, and widely used non-infrastructure assets. For short-term leases and leases of low-value assets, we record the lease payments as an operating expense on a straight-line basis over the lease term.

Where we are reasonably certain to exercise extension and termination options, they are included in the lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted at our incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method, recorded in Interest expense.

The right-of-use asset is initially measured based on the initial amount of the lease liability, adjusted for lease payments made on or before the commencement date, initial direct costs incurred, and an estimate of costs to dismantle, remove, or restore the asset, less any lease incentives received.

The right-of-use asset is depreciated to the earlier of the lease term and the useful life, unless ownership will transfer to RBC or we are reasonably certain to exercise a purchase option, in which case the useful life of the right-of-use asset is used. We apply IAS 36 Impairment of assets to determine whether a right-of-use asset is impaired and account for any identified impairment loss as described in the premises and equipment accounting policies above.

Impact of adoption of IFRS 16 – Leases previously classified as operating leases

As a result of the adoption of IFRS 16, we increased total assets by $5,084 million and total liabilities by $5,191 million, primarily representing leases of premises and equipment previously classified as operating leases, and reduced retained earnings by $107 million, net of taxes. The adoption of IFRS 16 reduced our CET 1 capital ratio by 14 bps.

At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at our incremental borrowing rate as at November 1, 2019. We applied a weighted-average incremental borrowing rate of 2.3%. Right-of-use assets are generally measured at an amount equal to the lease liability, adjusted by any prepaid or accrued lease payments. For a select number of properties, the right-of-use assets were measured as if IFRS 16 had been applied since the commencement date of the lease, discounted using our incremental borrowing rate as at November 1, 2019. The following practical expedients were adopted when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•	Election to not separate lease and non-lease components, applied to our real estate leases; and
•	Exemption from recognition for short-term and low value leases.

The following table reconciles our operating lease commitments at October 31, 2019 to the lease obligations recognized on initial application of IFRS 16 at November 1, 2019.

(Millions of Canadian dollars)
Lease commitments disclosed as at October 31, 2019	$6,175
Less: commitments related to non-recoverable tax	(360)
Less: commitments for contracts not yet commenced	(240)
Less: recognition exemption adopted for short-term and low-value leases	(83)
Plus: commitments for renewal options reasonably certain to be exercised	977
Other	(26)
Adjusted operating lease commitments as at October 31, 2019	6,443
Discounted as at November 1, 2019	5,557
Finance lease liabilities recognized as at October 31, 2019	49
Lease liabilities recognized as at November 1, 2019	$5,606

Impact of adoption of IFRS 16 – Leases previously classified as finance leases

The carrying amount of the right-of-use asset and lease liability at November 1, 2019 for leases previously classified as finance leases under IAS 17 Leases was determined to be equal to the carrying amount of the lease asset and liability under IAS 17 immediately before the transition date.

Leasing – Policies applicable prior to November 1, 2019 (IAS 17)

A lease is an agreement whereby the lessor conveys to the lessee the right to use an asset for an agreed upon period of time in return for a payment or series of payments. A finance lease is a lease that transfers substantially all the risks and rewards incidental to ownership of the leased asset to the lessee, where title may or may not eventually be transferred. An operating lease is a lease other than a finance lease.

Operating leases

When we are the lessee in an operating lease, we record rental payments on a straight-line basis over the lease term in Non-interest expense.

Finance leases

When we are the lessee in a finance lease, we initially record both the leased asset and the related lease obligation in Premises and equipment, Other intangibles and Other liabilities on our Consolidated Balance Sheets at an amount equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments, each determined at the date of inception of the lease. Initial direct costs directly attributed to the lease are recognized as an asset under the finance lease.

Provisions

Provisions are liabilities of uncertain timing or amount and are recognized when we have a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are measured as the best estimate of the consideration required to settle the present obligation at the reporting date. Significant judgment is required in determining whether a present obligation exists and in estimating the probability, timing and amount of any outflows. We record provisions related to litigation, asset retirement obligations and other items.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            145

Note 2 Summary of significant accounting policies, estimates and judgments (continued)

We are required to estimate the results of ongoing legal proceedings, and expenses to be incurred to dispose of capital assets. The forward-looking nature of these estimates requires us to use a significant amount of judgment in projecting the timing and amount of future cash flows. We record our provisions on the basis of all available information at the end of the reporting period and make adjustments on a quarterly basis to reflect current expectations. It may not be possible to predict the resolution of these matters or the timing of their ultimate resolution. Should actual results differ from our expectations, we may incur expenses in excess of the provisions recognized. Where appropriate, we apply judgment in limiting the extent of our provisions-related disclosures as not to prejudice our positions in matters of dispute.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, such as an insurer, a separate asset is recognized if it is virtually certain that reimbursement will be received.

Commissions and fees

Commissions and fees primarily relate to Investment management and custodial fees, Mutual fund revenue, Securities brokerage commissions, Services charges, Underwriting and other advisory fees, Card service revenue and Credit fees, and are recognized based on the applicable service contracts with customers.

Investment management and custodial fees and Mutual fund revenue are generally calculated as a percentage of daily or period-end net asset values (NAV) based on the terms of the contract with customers and are received monthly, quarterly, semiannually or annually, depending on the terms of the contract. Investment management and custodial fees are generally derived from assets under management (AUM) when our clients solicit the investment capabilities of an investment manager or from assets under administration (AUA) where the investment strategy is directed by the client or a designated third-party manager. Mutual fund revenue is derived from the daily NAV of the mutual funds. Investment management and custodial fees and Mutual fund revenue are recognized over time when the service is provided to the customer, provided that it is highly probable that a significant reversal in the amount of revenue recognized will not occur.

Commissions earned on Securities brokerage services and Service charges that are related to the provision of specific transaction-type services are recognized when the service is fulfilled. Where services are provided over time, revenue is recognized as the services are provided.

Underwriting and other advisory fees primarily relate to underwriting of new issuances of debt or equity and various advisory services. Underwriting fees are generally expressed as a percentage of the funds raised through issuance and are recognized when the service has been completed. Advisory fees vary depending on the scope and type of engagement and can be fixed in nature or contingent on a future event. Advisory fees are recognized over the period in which the service is provided and are recognized only to the extent that it is highly probable that a significant reversal in the amount of revenue will not occur.

Card service revenue primarily includes interchange revenue and annual card fees. Interchange revenue is calculated as a fixed percentage of the transaction amount and recognized when the card transaction is settled. Annual card fees are fixed fees and are recognized over a 12 month period.

Credit fees are primarily earned for arranging syndicated loans and making credit available on undrawn facilities. The timing of the recognition of credit fees varies based on the nature of the services provided.

When service fees and other costs are incurred in relation to commissions and fees earned, we record these costs on a gross basis in either Non-interest expense – Other or Non-interest expense – Human resources based on our assessment of whether we have primary responsibility to fulfill the contract with the customer and have discretion in establishing the price for the commissions and fees earned, which may require judgment.

Earnings per share

Earnings per share is computed by dividing Net income available to common shareholders by the weighted average number of common shares outstanding for the period. Net income available to common shareholders is determined after deducting dividend entitlements of preferred shareholders and distributions on other equity instruments, any gains (losses) on redemption of preferred shares and other equity instruments net of related income taxes and the net income attributable to non-controlling interests.

Diluted earnings per share reflects the potential dilution that could occur if additional common shares are assumed to be issued under securities or contracts that entitle their holders to obtain common shares in the future, to the extent such entitlement is not subject to unresolved contingencies. For contracts that may be settled in cash or in common shares at our option, diluted earnings per share is calculated based on the assumption that such contracts will be settled in shares. Income and expenses associated with these types of contracts are excluded from the Net income available to common shareholders, and the additional number of shares that would be issued is included in the diluted earnings per share calculation. This includes certain convertible shares with the conversion assumed to have taken place at the beginning of the period or on the date of issue, if later. For stock options whose exercise price is less than the average market price of our common shares, using the treasury stock method, they are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share.

Share capital and other equity instruments

We classify a financial instrument that we issue as a financial asset, financial liability or an equity instrument in accordance with the substance of the contractual arrangement.

Our common shares held by us are classified as treasury shares in equity and accounted for at weighted average cost. Upon the sale of treasury shares, the difference between the sale proceeds and the cost of the shares is recognized in Retained earnings. Financial instruments issued by us are classified as equity instruments when there is no contractual obligation to transfer cash or other financial assets. Incremental costs directly attributable to the issue of equity instruments are included in equity as a deduction from the proceeds, net of tax. Financial instruments that will be settled by a variable number of our common shares upon their conversion by the holders as well as the related accrued distributions are classified as liabilities on our Consolidated Balance Sheets. Dividends and yield distributions on these instruments are classified as Interest expense in our Consolidated Statements of Income. For compound instruments comprised of both liability and equity components, the liability component is initially measured at fair value with any residual amount assigned to the equity component.

146            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

Future changes in accounting policy and disclosure

The following standards have been issued, but are not yet effective for us.

Conceptual Framework for Financial Reporting (Conceptual Framework)

In March 2018, the IASB issued its revised Conceptual Framework. This replaces the previous version of the Conceptual Framework issued in 2010. The revised Conceptual Framework will be effective on November 1, 2020. The Conceptual Framework is not a standard, and does not override the concepts or requirements in any standard. It may be used develop consistent accounting policies where there is no applicable standard in place. The revisions include a few new concepts, updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts. These amendments are not expected to have a material impact on our Consolidated Financial Statements.

IFRS 17 Insurance Contracts (IFRS 17)

In May 2017, the IASB issued IFRS 17 to establish a comprehensive global insurance standard which provides guidance on the recognition, measurement, presentation and disclosures of insurance contracts. IFRS 17 requires entities to measure insurance contract liabilities at their current fulfillment values using one of three approaches. In June 2020, the IASB issued amendments to IFRS 17, including deferral of the effective date by two years. This new standard will be effective for us on November 1, 2023 and will be applied retrospectively with restatement of comparatives unless impracticable. We are currently assessing the impact of adopting this standard and the amendments on our Consolidated Financial Statements.

Interest Rate Benchmark Reform

In August 2020, the IASB issued Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 Insurance contracts and IFRS 16 (Phase 2 Amendments). The Phase 2 Amendments address issues that arise upon replacing the existing interest rate benchmark with the alternative interest rates and introduces additional disclosure requirements. The Phase 2 Amendments provide two key reliefs:

•

For modifications resulting from the Reform which are transacted on an economically equivalent basis, the Reform allows the benchmark rate change to be reflected prospectively in the effective interest rate of the instrument rather than as an immediate gain or loss.

•	If qualifying criteria are met, hedging relationships that are directly impacted by the Reform would be able to continue hedge accounting upon transition to alternative interest rates.

The Phase 2 Amendments will be effective for us on November 1, 2021, with earlier adoption permitted.

To manage our transition to alternative interest rates, we have implemented a comprehensive enterprise-wide program and governance structure that focuses on key areas of impact including contract changes with clients, capital and liquidity planning, risk management, financial reporting and valuation, systems, processes, client education and communication.

We are currently assessing the impact of the adoption of the Phase 2 Amendments on our Consolidated Financial Statements.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            147

Note 3 Fair value of financial instruments

Carrying value and fair value of financial instruments

The following tables provide a comparison of the carrying and fair values for each classification of financial instruments. Embedded derivatives are presented on a combined basis with the host contracts. For measurement purposes, they are carried at fair value when conditions requiring separation are met.

	As at October 31, 2020
	Carrying value and fair value				Carrying value	Fair value

(Millions of Canadian dollars)	Financial instruments classified as FVTPL	Financial instruments designated as FVTPL	Financial instruments classified as FVOCI	Financial instruments designated as FVOCI	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Interest-bearing deposits with banks	$–	$21,603	$–	$–	$17,410	$17,410	$39,013	$39,013
Securities
Trading	126,027	10,044	–	–	–	–	136,071	136,071
Investment, net of applicable allowance	–	–	81,395	525	57,823	58,627	139,743	140,547
	126,027	10,044	81,395	525	57,823	58,627	275,814	276,618
Assets purchased under reverse repurchase agreements and securities borrowed	264,394	–	–	–	48,621	48,621	313,015	313,015
Loans, net of applicable allowance
Retail	–	253	260	–	454,429	462,884	454,942	463,397
Wholesale	6,197	2,363	744	–	196,746	198,753	206,050	208,057
	6,197	2,616	1,004	–	651,175	661,637	660,992	671,454
Other
Derivatives	113,488	–	–	–	–	–	113,488	113,488
Other assets (1)	3,414	–	–	–	57,065	57,065	60,479	60,479
Financial liabilities
Deposits
Personal	$104	$17,096			$325,852	$324,804	$343,052	$342,004
Business and government (2)	389	107,466			516,456	518,501	624,311	626,356
Bank (3)	–	18,015			26,507	26,518	44,522	44,533
	493	142,577			868,815	869,823	1,011,885	1,012,893
Other
Obligations related to securities sold short	29,285	–			–	–	29,285	29,285
Obligations related to assets sold under repurchase agreements and securities loaned	–	255,922			18,309	18,309	274,231	274,231
Derivatives	109,927	–			–	–	109,927	109,927
Other liabilities (4)	80	86			65,712	65,719	65,878	65,885
Subordinated debentures	–	–			9,867	10,071	9,867	10,071

	As at October 31, 2019
	Carrying value and fair value				Carrying value	Fair value

(Millions of Canadian dollars)	Financial instruments classified as FVTPL	Financial instruments designated as FVTPL	Financial instruments classified as FVOCI	Financial instruments designated as FVOCI	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Interest-bearing deposits with banks	$–	$22,283	$–	$–	$16,062	$16,062	$38,345	$38,345
Securities
Trading	137,600	8,934	–	–	–	–	146,534	146,534
Investment, net of applicable allowance	–	–	57,223	463	44,784	45,104	102,470	102,790
	137,600	8,934	57,223	463	44,784	45,104	249,004	249,324
Assets purchased under reverse repurchase agreements and securities borrowed	246,068	–	–	–	60,893	60,894	306,961	306,962
Loans, net of applicable allowance
Retail	275	242	95	–	423,469	424,416	424,081	425,028
Wholesale	7,055	1,856	451	–	185,413	184,645	194,775	194,007
	7,330	2,098	546	–	608,882	609,061	618,856	619,035
Other
Derivatives	101,560	–	–	–	–	–	101,560	101,560
Other assets (1)	3,156	–	–	–	50,375	50,375	53,531	53,531
Financial liabilities
Deposits
Personal	$140	$17,394			$277,198	$277,353	$294,732	$294,887
Business and government (2)	151	111,389			453,942	452,536	565,482	564,076
Bank (3)	–	3,032			22,759	22,773	25,791	25,805
	291	131,815			753,899	752,662	886,005	884,768
Other
Obligations related to securities sold short	35,069	–			–	–	35,069	35,069
Obligations related to assets sold under repurchase agreements and securities loaned	–	218,612			7,974	7,974	226,586	226,586
Derivatives	98,543	–			–	–	98,543	98,543
Other liabilities (4)	(1,209)	91			61,039	61,024	59,921	59,906
Subordinated debentures	–	–			9,815	9,930	9,815	9,930

(1)	Includes Customers’ liability under acceptances and financial instruments recognized in Other assets.
(2)	Business and government deposits include deposits from regulated deposit-taking institutions other than banks.
(3)	Bank deposits refer to deposits from regulated banks and central banks.
(4)	Includes Acceptances and financial instruments recognized in Other liabilities.

148            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

Financial assets designated as fair value through profit or loss

For our financial assets designated as FVTPL, we measure the change in fair value attributable to changes in credit risk as the difference between the total change in the fair value of the instrument during the period and the change in fair value calculated using the appropriate risk-free yield curves. For the year ended October 31, 2020, the change in fair value during the period attributable to changes in credit risk for positions still held was a loss of $379 million and the cumulative change in fair value attributable to changes in credit risk for positions still held was a loss of $442 million. For the year ended October 31, 2019 there was no significant change in the fair value of the loans and receivables designated as FVTPL attributable to changes in credit risk. As at October 31, 2020, the extent to which credit derivatives or similar instruments mitigate the maximum exposure to credit risk was $520 million (October 31, 2019 – $514 million).

Financial liabilities designated as fair value through profit or loss

For our financial liabilities designated as FVTPL, we take into account changes in our own credit spread and the expected duration of the instrument to measure the change in fair value attributable to changes in credit risk.

	As at or for the year ended October 31, 2020 (1)

	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value attributable to changes in credit risk included in OCI for positions still held
(Millions of Canadian dollars)				During the period	Cumulative (2)
Term deposits
Personal	$17,279	$17,096	$(183)	$67	$89
Business and government (3)	106,153	107,466	1,313	281	491
Bank (4)	18,016	18,015	(1)	–	–
	141,448	142,577	1,129	348	580
Obligations related to assets sold under repurchase agreements and securities loaned	255,908	255,922	14	8	8
Other liabilities	86	86	–	–	–
	$397,442	$398,585	$1,143	$356	$588

	As at or for the year ended October 31, 2019 (1)

(Millions of Canadian dollars)	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value attributable to changes in credit risk included in OCI for positions still held
				During the period	Cumulative (2)
Term deposits
Personal	$17,307	$17,394	$87	$3	$22
Business and government (3)	110,763	111,389	626	(76)	210
Bank (4)	3,031	3,032	1	–	–
	131,101	131,815	714	(73)	232
Obligations related to assets sold under repurchase agreements and securities loaned	218,604	218,612	8	–	–
Other liabilities	91	91	–	–	–
	$349,796	$350,518	$722	$(73)	$232

(1)	There are no significant changes in fair value attributable to changes in credit risk included in net income for positions still held.
(2)	The cumulative change is measured from the initial designation of the liabilities as FVTPL. For the year ended October 31, 2020, $2 million of fair value gains previously included in OCI relate to financial liabilities derecognized during the year (October 31, 2019 – $4 million of fair value losses).
(3)	Business and government term deposits include amounts from regulated deposit-taking institutions other than regulated banks.
(4)	Bank term deposits refer to amounts from regulated banks and central banks.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            149

Note 3 Fair value of financial instruments (continued)

Net gains (losses) from financial instruments classified and designated as fair value through profit or loss

Financial instruments classified as FVTPL, which includes mainly trading securities, derivatives, trading liabilities, and financial assets and liabilities designated as FVTPL are measured at fair value with realized and unrealized gains and losses recognized in Non-interest income.

	For the year ended

(Millions of Canadian dollars)	October 31 2020	October 31 2019
Net gains (losses) (1)
Classified as fair value through profit or loss (2)	$(69)	$3,564
Designated as fair value through profit or loss (3)	1,533	(1,821)
	$1,464	$1,743
By product line (1)
Interest rate and credit (4)	$1,490	$1,534
Equities	(501)	(144)
Foreign exchange and commodities	475	353
	$1,464	$1,743

(1)	Excludes the following amounts related to our insurance operations and included in Insurance premiums, investment and fee income in the Consolidated Statements of Income: Net gains from financial instruments designated as FVTPL of $329 million (October 31, 2019 – gains of $1,303 million).
(2)	Excludes derivatives designated in a hedging relationship. Refer to Note 8 for net gains (losses) on these derivatives.
(3)	For the year ended October 31, 2020, $1,532 million of net fair value gains on financial liabilities designated as FVTPL, other than those attributable to changes in our own credit risk, were included in Non-interest income (October 31, 2019 – losses of $1,810 million).
(4)	Includes gains (losses) recognized on cross currency interest rate swaps.

Net interest income from financial instruments

Interest and dividend income arising from financial assets and financial liabilities and the associated costs of funding are reported in Net interest income.

	For the year ended
(Millions of Canadian dollars)	October 31 2020	October 31 2019
Interest and dividend income (1), (2)
Financial instruments measured at fair value through profit or loss	$8,480	$12,103
Financial instruments measured at fair value through other comprehensive income	957	1,132
Financial instruments measured at amortized cost	25,446	28,098
	34,883	41,333
Interest expense (1)
Financial instruments measured at fair value through profit or loss	$6,065	$10,507
Financial instruments measured at amortized cost (3)	7,983	11,077
	14,048	21,584
Net interest income	$20,835	$19,749

(1)	Excludes the following amounts related to our insurance operations and included in Insurance premiums, investment and fee income in the Consolidated Statements of Income: Interest income of $521 million (October 31, 2019 – $486 million), and Interest expense of $7 million (October 31, 2019 – $4 million).
(2)	Includes dividend income for the year ended October 31, 2020 of $2,670 million (October 31, 2019 – $2,057 million), which is presented in Interest and dividend income in the Consolidated Statements of Income.
(3)	Includes interest expense on lease liabilities for the year ended October 31, 2020 of $123 million due to the adoption of IFRS 16.

Fee income arising from financial instruments

For the year ended October 31, 2020, we earned $5,134 million in fees from banking services (October 31, 2019 – $5,270 million). For the year ended October 31, 2020, we also earned $13,166 million in fees from investment management, trust, custodial, underwriting, brokerage and other similar fiduciary services to retail and institutional clients (October 31, 2019 – $12,117 million). These fees are included in Non-interest income.

150            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

Fair value of assets and liabilities measured at fair value on a recurring basis and classified using the fair value hierarchy

	As at
	October 31, 2020						October 31, 2019
	Fair value measurements using			Netting adjustments		Fair value	Fair value measurements using			Netting adjustments		Fair value
(Millions of Canadian dollars)	Level 1	Level 2	Level 3				Level 1	Level 2	Level 3
Financial assets
Interest-bearing deposits with banks	$–	$21,603	$–	$		$21,603	$–	$22,283	$–	$		$22,283
Securities
Trading
Debt issued or guaranteed by:
Canadian government (1)
Federal	12,773	3,012	–			15,785	14,655	5,474	–			20,129
Provincial and municipal	–	11,562	–			11,562	–	11,282	–			11,282
U.S. state, municipal and agencies (1)	1,508	35,029	44			36,581	2,050	39,584	58			41,692
Other OECD government (2)	3,085	3,380	–			6,465	2,786	3,710	–			6,496
Mortgage-backed securities (1)	–	39	–			39	–	482	–			482
Asset-backed securities
Non-CDO securities (3)	–	526	2			528	–	1,333	2			1,335
Corporate debt and other debt	–	21,464	30			21,494	1	23,643	21			23,665
Equities	39,795	2,561	1,261			43,617	38,309	1,925	1,219			41,453
	57,161	77,573	1,337			136,071	57,801	87,433	1,300			146,534
Investment
Debt issued or guaranteed by:
Canadian government (1)
Federal	647	1,894	–			2,541	–	657	–			657
Provincial and municipal	–	3,233	–			3,233	–	2,898	–			2,898
U.S. state, municipal and agencies (1)	160	38,364	–			38,524	210	20,666	–			20,876
Other OECD government	–	7,345	–			7,345	–	4,251	–			4,251
Mortgage-backed securities (1)	–	2,343	27			2,370	–	2,675	27			2,702
Asset-backed securities
CDO	–	7,414	–			7,414	–	7,300	–			7,300
Non-CDO securities	–	854	–			854	–	849	–			849
Corporate debt and other debt	–	18,954	160			19,114	–	17,537	153			17,690
Equities	38	152	335			525	42	127	294			463
	845	80,553	522			81,920	252	56,960	474			57,686
Assets purchased under reverse repurchase agreements and securities borrowed	–	264,394	–			264,394	–	246,068	–			246,068
Loans	–	8,747	1,070			9,817	–	9,294	680			9,974
Other
Derivatives
Interest rate contracts	1	53,720	501			54,222	1	46,095	349			46,445
Foreign exchange contracts	–	39,246	57			39,303	–	40,768	48			40,816
Credit derivatives	–	463	–			463	–	169	–			169
Other contracts	4,458	16,767	36			21,261	2,852	12,674	11			15,537
Valuation adjustments	–	(1,112)	8			(1,104)	–	(712)	15			(697)
Total gross derivatives	4,459	109,084	602			114,145	2,853	98,994	423			102,270
Netting adjustments					(657)	(657)					(710)	(710)
Total derivatives						113,488						101,560
Other assets	1,154	2,207	53			3,414	1,119	1,960	77			3,156
	$63,619	$564,161	$3,584		$(657)	$630,707	$62,025	$522,992	$2,954		$(710)	$587,261
Financial liabilities
Deposits
Personal	$–	$17,061	$139	$		$17,200	$–	$17,378	$156	$		$17,534
Business and government	–	107,855	–			107,855	–	111,540	–			111,540
Bank	–	18,015	–			18,015	–	3,032	–			3,032
Other
Obligations related to securities sold short	12,484	16,801	–			29,285	20,512	14,557	–			35,069
Obligations related to assets sold under repurchase agreements and securities loaned	–	255,922	–			255,922	–	218,612	–			218,612
Derivatives
Interest rate contracts	–	46,723	1,089			47,812	–	39,165	934			40,099
Foreign exchange contracts	–	38,210	35			38,245	–	40,183	27			40,210
Credit derivatives	–	531	–			531	–	282	–			282
Other contracts	5,734	18,041	337			24,112	2,675	15,776	206			18,657
Valuation adjustments	–	(84)	(32)			(116)	–	12	(7)			5
Total gross derivatives	5,734	103,421	1,429			110,584	2,675	95,418	1,160			99,253
Netting adjustments					(657)	(657)					(710)	(710)
Total derivatives						109,927						98,543
Other liabilities	118	10	38			166	102	(1,280)	60			(1,118)
	$18,336	$519,085	$1,606		$(657)	$538,370	$23,289	$459,257	$1,376		$(710)	$483,212

(1)	As at October 31, 2020, residential and commercial mortgage-backed securities (MBS) included in all fair value levels of trading securities were $20,520 million and $nil (October 31, 2019 – $22,365 million and $nil), respectively, and in all fair value levels of Investment securities were $9,487 million and $2,137 million (October 31, 2019 – $6,474 million and $2,046 million), respectively.
(2)	OECD stands for Organisation for Economic Co-operation and Development.
(3)	CDO stands for collateralized debt obligations.

Fair values of our significant assets and liabilities measured on a recurring basis are determined and classified in the fair value hierarchy table using the following valuation techniques and inputs.

Interest-bearing deposits with banks

The majority of our Interest-bearing deposits with banks are designated as FVTPL. These FVTPL deposits are composed of short-dated deposits placed with banks, and are included in Interest-bearing deposits with banks in the fair value hierarchy table. The

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            151

Note 3 Fair value of financial instruments (continued)

fair values of these instruments are determined using the discounted cash flow method. The inputs to the valuation models include interest rate swap curves and credit spreads, where applicable. They are classified as Level 2 instruments in the hierarchy as the inputs are observable.

Government bonds (Canadian, U.S. and other OECD governments)

Government bonds are included in Canadian government debt, U.S. state, municipal and agencies debt, Other OECD government debt and Obligations related to securities sold short in the fair value hierarchy table. The fair values of government issued or guaranteed debt securities in active markets are determined by reference to recent transaction prices, broker quotes, or third-party vendor prices and are classified as Level 1 in the hierarchy. The fair values of securities that are not traded in active markets are based on either security prices, or valuation techniques using implied yields and risk spreads derived from prices of actively traded and similar government securities. Securities with observable prices or rate inputs as compared to transaction prices, dealer quotes or vendor prices are classified as Level 2 in the hierarchy. Securities where inputs are unobservable are classified as Level 3 in the hierarchy.

Corporate and U.S. municipal bonds

The fair values of corporate and U.S. municipal bonds, which are included in Corporate debt and other debt, U.S. state, municipal and agencies debt and Obligations related to securities sold short in the fair value hierarchy table, are determined using either recently executed transaction prices, broker quotes, pricing services, or in certain instances, the discounted cash flow method using rate inputs such as benchmark yields (Canadian Dealer Offered Rate, LIBOR and other similar reference rates) and risk spreads of comparable securities. Securities with observable prices or rate inputs are classified as Level 2 in the hierarchy. Securities where inputs are unobservable are classified as Level 3 in the hierarchy.

Asset-backed securities and Mortgage-backed securities

Asset-backed securities (ABS) and MBS are included in Asset-backed securities, Mortgage-backed securities, Canadian government debt, U.S. state, municipal and agencies debt, and Obligations related to securities sold short in the fair value hierarchy table. Inputs for valuation of ABS and MBS are, when available, traded prices, dealer or lead manager quotes, broker quotes and vendor prices of the identical securities. When prices of the identical securities are not readily available, we use industry standard models with inputs such as discount margins, yields, default, prepayment and loss severity rates that are implied from transaction prices, dealer quotes or vendor prices of comparable instruments. Where security prices and inputs are observable, ABS and MBS are classified as Level 2 in the hierarchy. Otherwise, they are classified as Level 3 in the hierarchy.

Equities

Equities consist of listed and unlisted common shares, private equities, mutual funds and hedge funds with certain redemption restrictions and are included in equities and obligations for securities sold short. The fair values of common shares are based on quoted prices in active markets, where available, and are classified as Level 1 in the hierarchy. Where quoted prices in active markets are not readily available, fair value is determined based on quoted market prices for similar securities or through valuation techniques, such as multiples of earnings and the discounted cash flow method with forecasted cash flows and discount rate as inputs. Private equities are classified as Level 3 in the hierarchy as their inputs are not observable. Hedge funds are valued using Net Asset Values (NAV). If we can redeem a hedge fund at NAV prior to the next quarter end, the fund is classified as Level 2 in the hierarchy. Otherwise, it is classified as Level 3 in the hierarchy.

Loans

Loans include base metal loans, corporate loans, banker acceptances and asset-backed financing loans. Fair values are determined based on market prices, if available, or discounted cash flow method using the following inputs: market interest rates, base metal commodity prices, market based spreads of assets with similar credit ratings and terms to maturity, LGD, expected default frequency implied from credit derivative prices, if available, and relevant pricing information such as contractual rate, origination and maturity dates, redemption price, coupon payment frequency and day count convention. Loans with market prices or observable inputs are classified as Level 2 in the hierarchy and loans with unobservable inputs that have significant impacts on the fair values are classified as Level 3 in the hierarchy.

Derivatives

The fair values of exchange-traded derivatives, such as interest rate and equity options and futures, are based on quoted market prices and are typically classified as Level 1 in the hierarchy. OTC derivatives primarily consist of interest rate contracts, foreign exchange contracts and credit derivatives. The exchange-traded or OTC interest rate, foreign exchange and equity derivatives are included in Interest rate contracts, Foreign exchange contracts and Other contracts, respectively, in the fair value hierarchy table. The fair values of OTC derivatives are determined using valuation models when quoted market prices or third-party consensus pricing information are not available. The valuation models, such as discounted cash flow method or Black-Scholes option model, incorporate observable or unobservable inputs for interest and foreign exchange rates, equity and commodity prices (including indices), credit spreads, corresponding market volatility levels, and other market-based pricing factors. Other adjustments to fair value include bid-offer, CVA, FVA, OIS, parameter and model uncertainties, and unrealized gain or loss at inception of a transaction. A derivative instrument is classified as Level 2 in the hierarchy if observable market inputs are available or the unobservable inputs are not significant to the fair value. Otherwise, it is classified as Level 3 in the hierarchy.

152            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

Securities borrowed or purchased under resale agreements and securities loaned or sold under repurchase agreements

In the fair value hierarchy table, these instruments are included in Assets purchased under reverse repurchase agreements and securities borrowed, and Obligations related to assets sold under repurchase agreements and securities loaned. The fair values of these contracts are determined using valuation techniques such as the discounted cash flow method using interest rate curves as inputs. They are classified as Level 2 instruments in the hierarchy as the inputs are observable.

Deposits

A majority of our deposits are measured at amortized cost but certain deposits are designated as FVTPL. These FVTPL deposits include deposits taken from clients, issuances of certificates of deposits and promissory notes, and interest rate and equity linked notes. The fair values of these instruments are determined using the discounted cash flow method and derivative option valuation models. The inputs to the valuation models include benchmark yield curves, credit spreads, interest rates, equity and interest rate volatility, dividends and correlation, where applicable. They are classified as Level 2 or 3 instruments in the hierarchy, depending on the significance of the unobservable credit spreads, volatility, dividend and correlation rates.

Quantitative information about fair value measurements using significant unobservable inputs (Level 3 Instruments)

The following table presents fair values of our significant Level 3 financial instruments, valuation techniques used to determine their fair values, ranges and weighted averages of unobservable inputs.

As at October 31, 2020 (Millions of Canadian dollars, except for prices, percentages and ratios)
		Fair value				Range of input values (1), (2)

Products	Reporting line in the fair value hierarchy table	Assets	Liabilities	Valuation techniques	Significant unobservable inputs (3)	Low	High	Weighted average / Inputs distribution
Corporate debt and related derivatives				Price-based	Prices	$1.33	$136.34	$94.23
	Corporate debt and other debt	33		Discounted cash flows	Credit spread	1.75%	14.10%	7.93%
	Loans	1,070			Credit enhancement	11.82%	15.75%	13.13%
	Derivative related liabilities		25
Government debt and municipal bonds				Price-based	Prices	$64.62	$64.62	$64.62
	Mortgage-backed securities	–		Discounted cash flows	Yields	4.21%	7.89%	5.88%
	Corporate debt and other debt	157
Private equities, hedge fund investments and related equity derivatives				Market comparable	EV/EBITDA multiples	7.00X	15.38X	13.31X
	Equities	1,596		Price-based	P/E multiples	9.40X	33.47X	19.10X
	Derivative related liabilities		10	Discounted cash flows	EV/Rev multiples	1.61X	9.10X	2.04X
					Liquidity discounts (4)	10.00%	40.00%	16.40%
					Discount rate	10.52%	10.52%	10.52%
					NAV / prices (5)	n.a.	n.a.	n.a.
Interest rate derivatives and interest-rate-linked structured notes (6), (7)				Discounted cash flows	Interest rates	1.20%	1.60%	Even
	Derivative related assets	540		Option pricing model	CPI swap rates	1.46%	1.83%	Even
	Derivative related liabilities		1,103		IR-IR correlations	19.00%	67.00%	Even
					FX-IR correlations	29.00%	56.00%	Even
					FX-FX correlations	68.00%	68.00%	Even
Equity derivatives and equity-linked structured notes (6), (7)				Discounted cash flows	Dividend yields	0.00%	11.38%	Lower
	Derivative related assets	36		Option pricing model	Equity (EQ)-EQ correlations	21.90%	97.00%	Middle
	Deposits		139		EQ-FX correlations	(71.40)%	45.10%	Middle
	Derivative related liabilities		238		EQ volatilities	9.00%	176.00%	Upper
Other (8)
	Asset-backed securities	2
	Derivative related assets	26
	Other assets	53
	Mortgage-backed securities	27
	U.S. state, municipal and agencies debt	44
	Derivative related liabilities		53
	Other liabilities		38
Total		$3,584	$1,606

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            153

Note 3 Fair value of financial instruments (continued)

As at October 31, 2019 (Millions of Canadian dollars, except for prices, percentages and ratios)
		Fair value				Range of input values (1), (2)
Products	Reporting line in the fair value hierarchy table	Assets	Liabilities	Valuation techniques	Significant unobservable inputs (3)	Low	High	Weighted average / Inputs distribution
Corporate debt and related derivatives				Price-based	Prices	$20.00	$131.78	$110.30
	Corporate debt and other debt	24		Discounted cash flows	Credit spread	1.02%	11.34%	6.18%
	Loans	680			Credit enhancement	11.82%	15.75%	13.13%
	Derivative related liabilities		–
Government debt and municipal bonds				Price-based	Prices	$65.50	$100.00	$65.67
	Mortgage-backed securities	27		Discounted cash flows	Yields	4.70%	6.63%	5.80%
	Corporate debt and other debt	150
Private equities, hedge fund investments and related equity derivatives				Market comparable	EV/EBITDA multiples	4.00X	24.90X	10.23X
	Equities	1,513		Price-based	P/E multiples	9.70X	29.90X	16.11X
	Derivative related liabilities		10	Discounted cash flows	EV/Rev multiples	0.90X	5.93X	3.55X
					Liquidity discounts (4)	10.00%	40.00%	17.64%
					Discount rate	10.00%	12.00%	10.45%
					NAV / prices (5)	n.a.	n.a.	n.a.
Interest rate derivatives and interest-rate-linked structured notes (6), (7)				Discounted cash flows	Interest rates	1.27%	2.16%	Even
	Derivative related assets	380		Option pricing model	CPI swap rates	1.40%	2.00%	Even
	Derivative related liabilities		943		IR-IR correlations	19.00%	67.00%	Even
					FX-IR correlations	29.00%	56.00%	Even
					FX-FX correlations	68.00%	68.00%	Even
Equity derivatives and equity-linked structured notes (6), (7)				Discounted cash flows	Dividend yields	0.10%	8.77%	Lower
	Derivative related assets	11		Option pricing model	Equity (EQ)-EQ correlations	34.00%	95.40%	Middle
	Deposits		156		EQ-FX correlations	(71.40)%	30.50%	Middle
	Derivative related liabilities		180		EQ volatilities	4.00%	110.00%	Upper
Other (8)
	Asset-backed securities	2
	Derivative related assets	32
	Other assets	77
	Mortgage-backed securities	–
	U.S. state, municipal and agencies debt	58
	Derivative related liabilities		27
	Other liabilities		60
Total		$2,954	$1,376

(1)	The low and high input values represent the actual highest and lowest level inputs used to value a group of financial instruments in a particular product category. These input ranges do not reflect the level of input uncertainty, but are affected by the different underlying instruments within the product category. The input ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date. Where provided, the weighted average of the input values is calculated based on the relative fair values of the instruments within the product category. The weighted averages for derivatives are not presented in the table as they would not provide a comparable metric; instead, distribution of significant unobservable inputs within the range for each product category is indicated in the table.
(2)	Price-based inputs are significant for certain debt securities and are based on external benchmarks, comparable proxy instruments or pre-quarter-end trade data. For these instruments, the price input is expressed in dollars for each $100 par value. For example, with an input price of $105, an instrument is valued at a premium over its par value.
(3)	The acronyms stand for the following: (i) Enterprise Value (EV); (ii) Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA); (iii) Price / Earnings (P/E); (iv) Revenue (Rev); (v) Consumer Price Index (CPI); (vi) Interest Rate (IR); (vii) Foreign Exchange (FX); and (viii) Equity (EQ).
(4)	Fair value of securities with liquidity discount inputs totalled $286 million (October 31, 2019 – $255 million).
(5)	NAV of a hedge fund is total fair value of assets less liabilities divided by the number of fund units. Private equities are valued based on NAV or valuation techniques. The range for NAV per unit or price per share has not been disclosed for the hedge funds or private equities due to the dispersion of prices given the diverse nature of the investments.
(6)	The level of aggregation and diversity within each derivative instrument category may result in certain ranges of inputs being wide and inputs being unevenly distributed across the range. In the table, we indicated whether the majority of the inputs are concentrated toward the upper, middle, or lower end of the range, or evenly distributed throughout the range.
(7)	The structured notes contain embedded equity or interest rate derivatives with unobservable inputs that are similar to those of the equity or interest rate derivatives.
(8)	Other primarily includes certain insignificant instruments such as auction rate securities, commodity derivatives, foreign exchange derivatives, contingent considerations, bank-owned life insurance and retractable shares.
n.a.	not applicable

Sensitivity to unobservable inputs and interrelationships between unobservable inputs

Yield, credit spreads/discount margins

A financial instrument’s yield is the interest rate used to discount future cash flows in a valuation model. An increase in the yield, in isolation, would result in a decrease in a fair value measurement and vice versa. A credit spread/discount margin is the difference between a debt instrument’s yield and a benchmark instrument’s yield. Benchmark instruments have high credit quality ratings, similar maturities and are often government bonds. The credit spread/discount margin therefore represents the discount rate used to determine the present value of future cash flows of an asset to reflect the market return required for uncertainty in the estimated cash flows. The credit spread/discount margin for an instrument forms part of the yield used in a discounted cash flow method.

Funding spread

Funding spreads are credit spreads specific to funding or deposit rates. A decrease in funding spreads, on its own, will increase the fair value of our liabilities, and vice versa.

154            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

Default rates

A default rate is the rate at which borrowers fail to make scheduled loan payments. A decrease in the default rate will typically increase the fair value of the loan, and vice versa. This effect will be significantly more pronounced for a non-government guaranteed loan than a government guaranteed loan.

Prepayment rates

A prepayment rate is the rate at which a loan will be repaid in advance of its expected amortization schedule. Prepayments change the future cash flows of a loan. An increase in the prepayment rate in isolation will result in an increase in fair value when the loan interest rate is lower than the current reinvestment rate, and a decrease in the prepayment rate in isolation will result in a decrease in fair value when the loan interest rate is lower than the current reinvestment rate. Prepayment rates are generally negatively correlated with interest rates.

Recovery and loss severity rates

A recovery rate is an estimation of the amount that can be collected in a loan default scenario. The recovery rate is the recovered amount divided by the loan balance due, expressed as a percentage. The inverse concept of recovery is loss severity. Loss severity rate is an estimation of the loan amount not collected when a loan defaults. The loss severity rate is the loss amount divided by the loan balance due, expressed as a percentage. Generally, an increase in the recovery rate or a decrease in the loss severity rate will increase the loan fair value, and vice versa.

Volatility rates

Volatility measures the potential variability of future prices and is often measured as the standard deviation of price movements. Volatility is an input to option pricing models used to value derivatives and issued structured notes. Volatility is used in valuing equity, interest rate, commodity and foreign exchange options. A higher volatility rate means that the underlying price or rate movements are more likely to occur. Higher volatility rates may increase or decrease an option’s fair value depending on the option’s terms. The determination of volatility rates is dependent on various factors, including but not limited to, the underlying’s market price, the strike price and maturity.

Dividend yields

A dividend yield is the underlying equity’s expected dividends expressed as an annual percentage of its price. Dividend yield is used as an input for forward equity price and option models. Higher dividend yields will decrease the forward price, and vice versa. A higher dividend yield will increase or decrease an option’s value, depending on the option’s terms.

Correlation rates

Correlation is the linear relationship between the movements in two different variables. Correlation is an input to the valuation of derivative contracts and issued structured notes when an instrument’s payout is determined by correlated variables. When variables are positively correlated, an increase in one variable will result in an increase in the other variable. When variables are negatively correlated, an increase in one variable will result in a decrease in the other variable. The referenced variables can be within a single asset class or market (equity, interest rate, commodities, credit and foreign exchange) or between variables in different asset classes (equity to foreign exchange, or interest rate to foreign exchange). Changes in correlation will either increase or decrease a financial instrument’s fair value depending on the terms of the instrument.

Interest rates

An interest rate is the percentage amount charged on a principal or notional amount. Increasing interest rates will decrease the discounted cash flow value of a financial instrument, and vice versa.

Consumer Price Index swap rates

A CPI swap rate is expressed as a percentage of an increase in the average price of a basket of consumer goods and services, such as transportation, food and medical care. An increase in the CPI swap rate will cause inflation swap payments to be larger, and vice versa.

EV/EBITDA multiples, P/E multiples, EV/Rev multiples, and liquidity discounts

Private equity valuation inputs include EV/EBITDA multiples, P/E multiples and EV/Rev multiples. These are used to calculate either enterprise value or share value of a company based on a multiple of earnings or revenue estimates. Higher multiples equate to higher fair values for all multiple types, and vice versa. A liquidity discount may be applied when few or no transactions exist to support the valuations.

Credit Enhancement

Credit enhancement is an input to the valuation of securitized transactions and is the amount of loan loss protection for a senior tranche. Credit enhancement is expressed as a percentage of the transaction sizes. An increase in credit enhancement will cause the credit spread to decrease and the tranche fair value to increase, and vice versa.

Interrelationships between unobservable inputs

Unobservable inputs, including the above discount margin, default rate, prepayment rate, and recovery and loss severity rates, may not be independent of each other. For example, the discount margin can be affected by a change in default rate, prepayment rate, or recovery and loss severity rates. Discount margins will generally decrease when default rates decline or when recovery rates increase.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            155

Note 3 Fair value of financial instruments (continued)

Changes in fair value measurement for instruments measured on a recurring basis and categorized in Level 3

	For the year ended October 31, 2020

(Millions of Canadian dollars)	Fair value at beginning of period	Gains (losses) included in earnings	Gains (losses) included in OCI (1)	Purchases (issuances)	Settlement (sales) and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Gains (losses) included in earnings for positions still held
Assets
Securities
Trading
Debt issued or guaranteed by:
U.S. state, municipal and agencies	$58	$–	$1	$–	$(15)	$–	$–	$44	$–
Asset-backed securities
Non-CDO securities	2	–	–	–	–	–	–	2	–
Corporate debt and other debt	21	(1)	–	1	(3)	12	–	30	–
Equities	1,219	(126)	10	231	(74)	3	(2)	1,261	(47)
	1,300	(127)	11	232	(92)	15	(2)	1,337	(47)
Investment
Mortgage-backed securities	27	–	–	–	–	–	–	27	n.a.
Corporate debt and other debt	153	–	4	–	3	–	–	160	n.a.
Equities	294	–	37	8	(4)	–	–	335	n.a.
	474	–	41	8	(1)	–	–	522	n.a.
Loans	680	92	8	551	(706)	624	(179)	1,070	(15)
Other
Net derivative balances (3)
Interest rate contracts	(585)	(116)	(2)	(31)	4	35	107	(588)	(57)
Foreign exchange contracts	21	(7)	(3)	23	–	(6)	(6)	22	(13)
Other contracts	(195)	(76)	(1)	(174)	44	(88)	189	(301)	(8)
Valuation adjustments	22	–	–	–	18	–	–	40	–
Other assets	77	(7)	2	–	(19)	–	–	53	(7)
	$1,794	$(241)	$56	$609	$(752)	$580	$109	$2,155	$(147)
Liabilities
Deposits
Personal	$(156)	$52	$(3)	$(296)	$30	$(113)	$347	$(139)	$29
Business and government	–	–	–	–	–	–	–	–	–
Other
Other liabilities	(60)	5	(1)	4	14	–	–	(38)	5
	$(216)	$57	$(4)	$(292)	$44	$(113)	$347	$(177)	$34

	For the year ended October 31, 2019

(Millions of Canadian dollars)	Fair value at beginning of period	Gains (losses) included in earnings	Gains (losses) included in OCI (1)	Purchases (issuances)	Settlement (sales) and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Gains (losses) included in earnings for positions still held
Assets
Securities
Trading
Debt issued or guaranteed by:
U.S. state, municipal and agencies	$66	$–	$1	$–	$(9)	$–	$–	$58	$–
Asset-backed securities
Non-CDO securities	110	15	–	–	(123)	–	–	2	3
Corporate debt and other debt	21	1	1	–	(2)	–	–	21	1
Equities	1,148	(76)	2	333	(226)	39	(1)	1,219	(20)
	1,345	(60)	4	333	(360)	39	(1)	1,300	(16)
Investment
Mortgage-backed securities	–	–	–	27	–	–	–	27	n.a.
Corporate debt and other debt	192	(3)	24	–	(60)	–	–	153	n.a.
Equities	237	–	16	5	36	–	–	294	n.a.
	429	(3)	40	32	(24)	–	–	474	n.a.
Loans	551	40	2	830	(481)	55	(317)	680	19
Other
Net derivative balances (3)
Interest rate contracts	(504)	(79)	–	(197)	217	(7)	(15)	(585)	(42)
Foreign exchange contracts	21	12	–	–	(6)	4	(10)	21	32
Other contracts	(84)	131	2	(131)	18	(38)	(93)	(195)	115
Valuation adjustments	1	–	–	–	21	–	–	22	–
Other assets	65	28	–	–	(16)	–	–	77	27
	$1,824	$69	$48	$867	$(631)	$53	$(436)	$1,794	$135
Liabilities
Deposits
Personal	$(390)	$(38)	$–	$(102)	$29	$(214)	$559	$(156)	$–
Business and government	5	–	–	–	–	–	(5)	–	–
Other
Other liabilities	(68)	(16)	(1)	1	24	–	–	(60)	(12)
	$(453)	$(54)	$(1)	$(101)	$53	$(214)	$554	$(216)	$(12)

(1)	These amounts include the foreign currency translation gains or losses arising on consolidation of foreign subsidiaries relating to the Level 3 instruments, where applicable. The unrealized gains on Investment securities recognized in OCI were $32 million for the year ended October 31, 2020 (October 31, 2019 – gains of $43 million) excluding the translation gains or losses arising on consolidation.
(2)	Other includes amortization of premiums or discounts recognized in net income.
(3)	Net derivatives as at October 31, 2020 included derivative assets of $602 million (October 31, 2019 – $423 million) and derivative liabilities of $1,429 million (October 31, 2019 – $1,160 million).
n.a.	not applicable

156            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

Transfers between fair value hierarchy levels for instruments carried at fair value on a recurring basis

Transfers between Level 1 and Level 2, and transfers into and out of Level 3 are assumed to occur at the end of the period. For an asset or a liability that transfers into Level 3 during the period, the entire change in fair value for the period is excluded from the Gains (losses) included in earnings for positions still held column of the above reconciliation, whereas for transfers out of Level 3 during the period, the entire change in fair value for the period is included in the same column of the above reconciliation.

Transfers between Level 1 and 2 are dependent on whether fair value is obtained on the basis of quoted market prices in active markets (Level 1).

During the year ended October 31, 2020, transfers out of Level 1 to Level 2 included Investment U.S. state, municipal and agencies debt of $1,200 million, Trading U.S. state, municipal and agencies debt of $1,125 million and Obligations related to securities sold short of $804 million. During the year ended October 31, 2019, transfers out of Level 1 to Level 2 included Other contracts, consisting of derivative related assets and derivative related liabilities of $1,996 million and $621 million, respectively and Trading U.S. state, municipal and agencies debt of $1,250 million and Obligations related to securities sold short of $202 million.

During the year ended October 31, 2020, transfers out of Level 2 to Level 1 included Investment U.S. state, municipal and agencies debt of $937 million. During the year ended October 31, 2019, there were no significant transfers out of Level 2 to Level 1.

Transfers between Level 2 and Level 3 are primarily due to either a change in the market observability for an input, or a change in an unobservable input’s significance to a financial instrument’s fair value.

During the year ended October 31, 2020, significant transfers out of Level 2 to Level 3 included:

•	$624 million of Loans, due to changes in the significance of unobservable inputs.
•

$69 million of OTC equity options in Other contracts comprised of $51 million of derivative related assets and $120 million of derivative related liabilities, due to changes in the market observability of inputs.

•	$113 million of Personal deposits, due to changes in the significance of unobservable inputs.

During the year ended October 31, 2019, significant transfers out of Level 2 to Level 3 included $214 million of Personal deposits, due to changes in the significance of unobservable inputs.

During the year ended October 31, 2020, significant transfers out of Level 3 to Level 2 included:

•	$179 million of Loans, due to changes in significance of unobservable inputs.
•	$107 million of Interest rate contracts comprised of $211 million of derivative related assets and $318 million of derivative related liabilities, due to changes in the market observability of inputs.
•

$109 million of OTC equity options in Other contracts comprised of $76 million of derivative related assets and $185 million of derivative related liabilities, due to changes in the market observability of inputs.

•	$347 million of Personal deposits, due to changes in the significance of unobservable inputs.

During the year ended October 31, 2019, significant transfers out of Level 3 to Level 2 included:

•	$317 million of Loans, due to changes in the significance of unobservable inputs.
•

$86 million of OTC equity options in Other contracts comprised of $459 million of derivative related assets and $373 million of derivative related liabilities, due to changes in the market observability of inputs.

•	$559 million of Personal deposits, due to changes in the significance of unobservable inputs.

Positive and negative fair value movements of Level 3 financial instruments from using reasonably possible alternative assumptions

A financial instrument is classified as Level 3 in the fair value hierarchy if one or more of its unobservable inputs may significantly affect the measurement of its fair value. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence or management judgment. Due to the unobservable nature of the prices or rates, there may be uncertainty about the valuation of these Level 3 financial instruments.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            157

Note 3 Fair value of financial instruments (continued)

The following table summarizes the impacts to fair values of Level 3 financial instruments using reasonably possible alternative assumptions. This sensitivity disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of Level 3 financial instruments. In reporting the sensitivities below, we offset balances in instances where: (i) the move in valuation factors cause an offsetting positive and negative fair value movement, (ii) both offsetting instruments are in Level 3, and (iii) exposures are managed and reported on a net basis. With respect to overall sensitivity, it is unlikely in practice that all reasonably possible alternative assumptions would simultaneously be realized.

	As at
	October 31, 2020			October 31, 2019

(Millions of Canadian dollars)	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives
Securities
Trading
Debt issued or guaranteed by:
U.S. state, municipal and agencies	$44	$1	$(1)	$58	$1	$(1)
Asset-backed securities	2	–	–	2	–	–
Corporate debt and other debt	30	1	(1)	21	–	–
Equities	1,261	15	(15)	1,219	13	(14)
Investment
Mortgage-backed securities	27	3	(3)	27	1	(1)
Corporate debt and other debt	160	18	(16)	153	15	(13)
Equities	335	28	(28)	294	26	(27)
Loans	1,070	49	(49)	680	9	(12)
Derivatives	602	2	(2)	423	6	(3)
Other assets	53	–	–	77	–	–
	$3,584	$117	$(115)	$2,954	$71	$(71)
Deposits	$(139)	$4	$(4)	$(156)	$4	$(4)
Derivatives	(1,429)	13	(55)	(1,160)	20	(17)
Other
Other liabilities	(38)	–	–	(60)	–	–
	$(1,606)	$17	$(59)	$(1,376)	$24	$(21)

Sensitivity results

As at October 31, 2020, the effects of applying other reasonably possible alternative assumptions to the Level 3 asset positions would be an increase of $117 million and a decrease of $115 million in fair value, of which $49 million and $47 million would be recorded in Other components of equity, respectively. The effects of applying these assumptions to the Level 3 liability positions would result in a decrease of $17 million and an increase of $59 million in fair value.

Level 3 valuation inputs and approaches to developing reasonably possible alternative assumptions

The following is a summary of the unobservable inputs used in the valuation of the Level 3 instruments and our approaches to developing reasonably possible alternative assumptions used to determine sensitivity.

Financial assets or liabilities	Sensitivity methodology
Asset-backed securities, corporate debt, government debt, municipal bonds and loans	Sensitivities are determined based on adjusting, plus or minus one standard deviation, the bid-offer spreads or input prices if a sufficient number of prices is received, adjusting input parameters such as credit spreads or using high and low vendor prices as reasonably possible alternative assumptions.
Private equities, hedge fund investments and related equity derivatives	Sensitivity of direct private equity investments is determined by (i) adjusting the discount rate by 2% when the discounted cash flow method is used to determine fair value, (ii) adjusting the price multiples based on the range of multiples of comparable companies when price-multiples-based models are used, or (iii) using an alternative valuation approach. The private equity fund, hedge fund and related equity derivative NAVs are provided by the fund managers, and as a result, there are no other reasonably possible alternative assumptions for these investments.
Interest rate derivatives	Sensitivities of interest rate and cross currency swaps are derived using plus or minus one standard deviation of the inputs, and an amount representing model and parameter uncertainty, where applicable.
Equity derivatives	Sensitivity of the Level 3 position is determined by shifting the unobservable model inputs by plus or minus one standard deviation of the pricing service market data including volatility, dividends or correlations, as applicable.
Bank funding and deposits	Sensitivities of deposits are calculated by shifting the funding curve by plus or minus certain basis points.
Structured notes	Sensitivities for interest-rate-linked and equity-linked structured notes are derived by adjusting inputs by plus or minus one standard deviation, and for other deposits, by estimating a reasonable move in the funding curve by plus or minus certain basis points.

158            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

Fair value for financial instruments that are carried at amortized cost and classified using the fair value hierarchy

	As at October 31, 2020
	Fair value always approximates carrying value (1)	Fair value may not approximate carrying value
		Fair value measurements using				Total fair value
(Millions of Canadian dollars)		Level 1	Level 2	Level 3	Total
Interest-bearing deposits with banks	$17,410	$–	$–	$–	$–	$17,410
Amortized cost securities (2)	–	502	58,125	–	58,627	58,627
Assets purchased under reverse repurchase agreements and securities borrowed	37,064	–	11,557	–	11,557	48,621
Loans
Retail	66,151	–	392,093	4,640	396,733	462,884
Wholesale	11,278	–	182,094	5,381	187,475	198,753
	77,429	–	574,187	10,021	584,208	661,637
Other assets	56,484	–	450	131	581	57,065
	188,387	502	644,319	10,152	654,973	843,360
Deposits
Personal	245,777	–	78,500	527	79,027	324,804
Business and government	364,451	–	153,395	655	154,050	518,501
Bank	19,070	–	7,439	9	7,448	26,518
	629,298	–	239,334	1,191	240,525	869,823
Obligations related to assets sold under repurchase agreements and securities loaned	18,309	–	–	–	–	18,309
Other liabilities	56,200	–	1,004	8,515	9,519	65,719
Subordinated debentures	–	–	10,012	59	10,071	10,071
	$703,807	$–	$250,350	$9,765	$260,115	$963,922

	As at October 31, 2019
	Fair value always approximates carrying value (1)	Fair value may not approximate carrying value
		Fair value measurements using				Total fair value
(Millions of Canadian dollars)		Level 1	Level 2	Level 3	Total
Interest-bearing deposits with banks	$16,062	$–	$–	$–	$–	$16,062
Amortized cost securities (2)	–	523	44,581	–	45,104	45,104
Assets purchased under reverse repurchase agreements and securities borrowed	48,784	–	12,110	–	12,110	60,894
Loans
Retail	66,647	–	352,717	5,052	357,769	424,416
Wholesale	6,596	–	173,274	4,775	178,049	184,645
	73,243	–	525,991	9,827	535,818	609,061
Other assets	49,761	–	469	145	614	50,375
	187,850	523	583,151	9,972	593,646	781,496
Deposits
Personal	195,583	–	81,179	591	81,770	277,353
Business and government	296,166	–	155,646	724	156,370	452,536
Bank	15,093	–	7,671	9	7,680	22,773
	506,842	–	244,496	1,324	245,820	752,662
Obligations related to assets sold under repurchase agreements and securities loaned	7,974	–	–	–	–	7,974
Other liabilities	50,601	–	445	9,978	10,423	61,024
Subordinated debentures	8	–	9,864	58	9,922	9,930
	$565,425	$–	$254,805	$11,360	$266,165	$831,590

(1)	Certain financial instruments have not been assigned to a level as the carrying amount always approximates their fair values due to their short-term nature (instruments that are receivable or payable on demand, or with original maturity of three months or less) and insignificant credit risk.
(2)	Included in Securities – Investment, net of applicable allowance on the Consolidated Balance Sheets.

Fair values of financial assets and liabilities carried at amortized cost and disclosed in the table above are determined using the following valuation techniques and inputs.

Amortized cost securities

Fair values of government bonds, corporate bonds, and ABS are based on quoted prices. Fair values of certain Non-OECD government bonds are based on vendor prices or the discounted cash flow method with yield curves of other countries’ government bonds as inputs. For ABS, where market prices are not available, the fair value is determined using the discounted cash flow method. The inputs to the valuation model generally include market interest rates, spreads and yields derived from comparable securities, prepayment, and LGD.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            159

Note 3 Fair value of financial instruments (continued)

Assets purchased under reverse repurchase agreements and securities borrowed, and Obligations related to assets sold under repurchase agreements and securities loaned

Valuation methods used for the long-term instruments are described in the Fair value of assets and liabilities measured on a recurring basis and classified using the fair value hierarchy section of this note. The carrying values of short-term instruments generally approximate their fair values.

Loans – Retail

Retail loans include residential mortgages, personal and small business loans and credit cards. For residential mortgages, and personal and small business loans, we segregate the portfolio based on certain attributes such as product type, contractual interest rate, term to maturity and credit scores, if applicable. Fair values of these loans are determined by the discounted cash flow method using applicable inputs such as prevailing interest rates, contractual and posted client rates, client discounts, credit spreads, prepayment rates and loan-to-value ratios. Fair values of credit card receivables are also calculated based on a discounted cash flow method with portfolio yields, write-offs and monthly payment rates as inputs. The carrying values of short-term and variable rate loans generally approximate their fair values.

Loans – Wholesale

Where market prices are available, wholesale loans are valued based on market prices. Otherwise, fair value is determined by the discounted cash flow method using the following inputs: market interest rates and market based spreads of assets with similar credit ratings and terms to maturity, LGD, expected default frequency implied from credit default swap prices, if available, and relevant pricing information such as contractual rate, origination and maturity dates, redemption price, coupon payment frequency and date convention.

Deposits

Deposits are comprised of demand, notice, and term deposits which include senior deposit notes we have issued to provide us with long-term funding. Fair values of term deposits are determined by one of several valuation techniques: (i) for term deposits and similar instruments, we segregate the portfolio based on term to maturity. Fair values of these instruments are determined by the discounted cash flow method using inputs such as client rates for new sales of the corresponding terms; and (ii) for senior deposit notes, we use actual traded prices, vendor prices or the discounted cash flow method using a market interest rate curve and our funding spreads as inputs. The carrying values of demand, notice, and short-term term deposits generally approximate their fair values.

Other assets and Other liabilities

Other assets and Other liabilities include receivables and payables relating to certain commodities. Fair values of the commodity receivables and payables are calculated by the discounted cash flow method using applicable inputs such as market interest rates, counterparties’ credit spreads, our funding spreads, commodity forward prices and spot prices.

Subordinated debentures

Fair values of Subordinated debentures are based on market prices, dealer quotes or vendor prices when available. Where prices cannot be observed, fair value is determined using the discounted cash flow method, with applicable inputs such as market interest rates and credit spreads.

160            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

Note 4 Securities

Carrying value of securities

	As at October 31, 2020
	Term to maturity (1)					With no specific maturity
(Millions of Canadian dollars)	Within 3 months	3 months to 1 year	1 year to 5 years	5 years to 10 years	Over 10 years		Total
Trading (2)
Debt issued or guaranteed by:
Canadian government	$2,301	$7,004	$6,054	$3,569	$8,419	$–	$27,347
U.S. state, municipal and agencies	559	4,532	12,546	4,134	14,810	–	36,581
Other OECD government	56	695	3,010	584	2,120	–	6,465
Mortgage-backed securities	–	–	–	–	39	–	39
Asset-backed securities	3	164	82	181	98	–	528
Corporate debt and other debt
Bankers’ acceptances	65	227	–	–	–	–	292
Certificates of deposit	2	63	35	7	4	–	111
Other (3)	1,048	3,472	5,521	3,007	8,043	–	21,091
Equities	–	–	–	–	–	43,617	43,617
	4,034	16,157	27,248	11,482	33,533	43,617	136,071
Fair value through other comprehensive income (2)
Debt issued or guaranteed by:
Canadian government
Federal
Amortized cost	–	204	1,689	272	397	–	2,562
Fair value	–	204	1,690	269	378	–	2,541
Yield (4)	–	1.4%	1.4%	1.2%	1.4%	–	1.4%
Provincial and municipal
Amortized cost	5	908	629	7	1,688	–	3,237
Fair value	5	911	630	8	1,679	–	3,233
Yield (4)	4.5%	1.3%	2.7%	4.3%	2.6%	–	2.2%
U.S. state, municipal and agencies
Amortized cost	1,772	9,736	8,777	2,227	16,011	–	38,523
Fair value	1,775	9,739	8,779	2,237	15,994	–	38,524
Yield (4)	0.1%	1.7%	1.1%	2.6%	2.2%	–	1.7%
Other OECD government
Amortized cost	274	2,288	4,773	1	–	–	7,336
Fair value	274	2,289	4,781	1	–	–	7,345
Yield (4)	1.7%	2.4%	1.8%	3.6%	–	–	2.0%
Mortgage-backed securities
Amortized cost	–	–	–	192	2,226	–	2,418
Fair value	–	–	–	189	2,181	–	2,370
Yield (4)	–	–	–	1.2%	1.2%	–	1.2%
Asset-backed securities
Amortized cost	–	–	10	4,294	4,059	–	8,363
Fair value	–	–	10	4,247	4,011	–	8,268
Yield (4)	–	–	1.4%	1.4%	1.4%	–	1.4%
Corporate debt and other debt
Amortized cost	2,670	5,796	10,425	92	58	–	19,041
Fair value	2,670	5,801	10,466	106	71	–	19,114
Yield (4)	0.9%	1.6%	1.5%	2.1%	2.4%	–	1.5%
Equities
Cost	–	–	–	–	–	276	276
Fair value (5)	–	–	–	–	–	525	525
Amortized cost	4,721	18,932	26,303	7,085	24,439	276	81,756
Fair value	4,724	18,944	26,356	7,057	24,314	525	81,920
Amortized Cost (2)
Debt issued or guaranteed by:
Canadian government	438	1,862	16,044	1,819	–	–	20,163
U.S. state, municipal and agencies	8	787	1,615	1,622	18,281	–	22,313
Other OECD government	2,178	2,045	2,643	–	–	–	6,866
Asset-backed securities	–	1	159	–	–	–	160
Corporate debt and other debt	625	2,644	4,805	219	28	–	8,321
Amortized cost, net of allowance	3,249	7,339	25,266	3,660	18,309	–	57,823
Fair value	3,252	7,392	25,663	3,798	18,522	–	58,627
Total carrying value of securities	$12,007	$42,440	$78,870	$22,199	$76,156	$44,142	$275,814

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            161

Note 4 Securities (continued)

	As at October 31, 2019
	Term to maturity (1)					With no specific maturity
(Millions of Canadian dollars)	Within 3 months	3 months to 1 year	1 year to 5 years	5 years to 10 years	Over 10 years		Total
Trading (2)
Debt issued or guaranteed by:
Canadian government	$1,974	$11,265	$7,783	$1,778	$8,611	$–	$31,411
U.S. state, municipal and agencies	771	7,122	8,601	9,537	15,661	–	41,692
Other OECD government	538	1,418	2,211	1,466	863	–	6,496
Mortgage-backed securities	–	–	–	–	482	–	482
Asset-backed securities	359	63	308	267	338	–	1,335
Corporate debt and other debt
Bankers’ acceptances	433	–	–	–	–	–	433
Certificates of deposit	586	383	75	20	6	–	1,070
Other (3)	1,369	2,773	8,268	2,827	6,925	–	22,162
Equities	–	–	–	–	–	41,453	41,453
	6,030	23,024	27,246	15,895	32,886	41,453	146,534
Fair value through other comprehensive income (2)
Debt issued or guaranteed by:
Canadian government
Federal
Amortized cost	–	5	596	–	54	–	655
Fair value	–	5	595	–	57	–	657
Yield (4)	–	1.1%	1.4%	–	4.2%	–	1.7%
Provincial and municipal
Amortized cost	–	4	954	13	1,907	–	2,878
Fair value	–	4	953	14	1,927	–	2,898
Yield (4)	–	4.8%	2.7%	4.5%	2.8%	–	2.8%
U.S. state, municipal and agencies
Amortized cost	1,597	1,085	3,290	829	13,986	–	20,787
Fair value	1,598	1,087	3,294	844	14,053	–	20,876
Yield (4)	2.1%	1.8%	2.0%	2.9%	2.7%	–	2.5%
Other OECD government
Amortized cost	236	178	3,839	1	–	–	4,254
Fair value	236	178	3,836	1	–	–	4,251
Yield (4)	1.2%	2.1%	2.4%	3.8%	–	–	2.3%
Mortgage-backed securities
Amortized cost	–	–	–	206	2,503	–	2,709
Fair value	–	–	–	205	2,497	–	2,702
Yield (4)	–	–	–	3.0%	2.7%	–	2.7%
Asset-backed securities
Amortized cost	1	–	8	3,982	4,190	–	8,181
Fair value	–	–	8	3,972	4,169	–	8,149
Yield (4)	–	–	3.2%	3.2%	3.1%	–	3.2%
Corporate debt and other debt
Amortized cost	1,564	3,222	12,668	79	122	–	17,655
Fair value	1,565	3,225	12,673	89	138	–	17,690
Yield (4)	1.4%	1.9%	2.0%	2.0%	3.1%	–	1.9%
Equities
Cost	–	–	–	–	–	248	248
Fair value (5)	–	–	–	–	–	463	463
Amortized cost	3,398	4,494	21,355	5,110	22,762	248	57,367
Fair value	3,399	4,499	21,359	5,125	22,841	463	57,686
Amortized Cost (2)
Debt issued or guaranteed by:
Canadian government	682	1,978	9,831	1,515	–	–	14,006
U.S. state, municipal and agencies	297	478	1,680	2,018	12,190	–	16,663
Other OECD government	2,252	1,431	1,634	–	–	–	5,317
Asset-backed securities	–	9	616	–	–	–	625
Corporate debt and other debt	400	1,853	5,717	145	58	–	8,173
Amortized cost, net of allowance	3,631	5,749	19,478	3,678	12,248	–	44,784
Fair value	3,631	5,822	19,628	3,746	12,277	–	45,104
Total carrying value of securities	$13,060	$33,272	$68,083	$24,698	$67,975	$41,916	$249,004

(1)	Actual maturities may differ from contractual maturities shown above as borrowers may have the right to extend or prepay obligations with or without penalties.
(2)	Trading securities and FVOCI securities are recorded at fair value. Amortized cost securities, included in Investment securities, are recorded at amortized cost and presented net of allowance for credit losses.
(3)	Primarily composed of corporate debt, supra-national debt, and commercial paper.
(4)	The weighted average yield is derived using the contractual interest rate and the carrying value at the end of the year for the respective securities.
(5)	Certain equity securities that are not held-for-trading purposes are designated as FVOCI. During the year ended October 31, 2020, we disposed of $2 million of equity securities measured at FVOCI (October 31, 2019 – $129 million). The cumulative gain on the dates of disposals was $nil (October 31, 2019 – $1 million).

162            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

Unrealized gains and losses on securities at FVOCI (1), (2)

	As at
	October 31, 2020				October 31, 2019

(Millions of Canadian dollars)	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Debt issued or guaranteed by:
Canadian government
Federal (3)	$2,562	$1	$(22)	$2,541	$655	$3	$(1)	$657
Provincial and municipal	3,237	27	(31)	3,233	2,878	43	(23)	2,898
U.S. state, municipal and agencies (3)	38,523	323	(322)	38,524	20,787	215	(126)	20,876
Other OECD government	7,336	11	(2)	7,345	4,254	2	(5)	4,251
Mortgage-backed securities (3)	2,418	5	(53)	2,370	2,709	1	(8)	2,702
Asset-backed securities
CDO	7,504	–	(90)	7,414	7,334	1	(35)	7,300
Non-CDO securities	859	2	(7)	854	847	4	(2)	849
Corporate debt and other debt	19,041	76	(3)	19,114	17,655	45	(10)	17,690
Equities	276	253	(4)	525	248	218	(3)	463
	$81,756	$698	$(534)	$81,920	$57,367	$532	$(213)	$57,686

(1)	Excludes $57,823 million of held-to-collect securities as at October 31, 2020 that are carried at amortized cost, net of allowance for credit losses (October 31, 2019 – $44,784 million).
(2)	Gross unrealized gains and losses includes $8 million of allowance for credit losses on debt securities at FVOCI as at October 31, 2020 (October 31, 2019 – $(3) million) recognized in income and Other components of equity.
(3)	The majority of the MBS are residential. Cost/Amortized cost, Gross unrealized gains, Gross unrealized losses and Fair value related to commercial MBS are $2,185 million, $nil, $48 million and $2,137 million, respectively as at October 31, 2020 (October 31, 2019 – $2,051 million, $1 million, $6 million and $2,046 million, respectively).

Allowance for credit losses on investment securities

The following tables reconcile the opening and closing allowance for debt securities at FVOCI and amortized cost by stage. Reconciling items include the following:

•	Transfers between stages, which are presumed to occur before any corresponding remeasurement of the allowance.
•	Purchases, which reflect the allowance related to assets newly recognized during the period, including those assets that were derecognized following a modification of terms.
•

Sales and maturities, which reflect the allowance related to assets derecognized during the period without a credit loss being incurred, including those assets that were derecognized following a modification of terms.

•

Changes in risk, parameters and exposures, which comprise the impact of changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions; partial repayments; changes in the measurement following a transfer between stages; and unwinding of the time value discount due to the passage of time.

Allowance for credit losses – securities at FVOCI (1)

	For the year ended
	October 31, 2020				October 31, 2019
	Performing		Impaired		Performing		Impaired

(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (2)	Total	Stage 1	Stage 2	Stage 3 (2)	Total
Balance at beginning of period	$4	$–	$(7)	$(3)	$4	$7	$–	$11
Provision for credit losses
Transfers to stage 1	–	–	–	–	–	–	–	–
Transfers to stage 2	–	–	–	–	–	–	–	–
Transfers to stage 3	–	–	–	–	–	–	–	–
Purchases	18	–	–	18	5	–	–	5
Sales and maturities	(13)	–	–	(13)	(3)	(7)	–	(10)
Changes in risk, parameters and exposures	3	–	4	7	(2)	1	(8)	(9)
Write-offs	–	–	–	–	–	–	–	–
Exchange rate and other	–	–	(1)	(1)	–	(1)	1	–
Balance at end of period	$12	$–	$(4)	$8	$4	$–	$(7)	$(3)

(1)	Expected credit losses on debt securities at FVOCI are not separately recognized on the balance sheet as the related securities are recorded at fair value. The cumulative amount of credit losses recognized in income is presented in Other components of equity.
(2)	Reflects changes in the allowance for purchased credit impaired securities.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            163

Note 4 Securities (continued)

Allowance for credit losses – securities at amortized cost

	For the year ended
	October 31, 2020				October 31, 2019
	Performing		Impaired		Performing		Impaired

(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Balance at beginning of period	$5	$19	$–	$24	$6	$32	$–	$38
Provision for credit losses								–
Transfers to stage 1	–	–	–	–	–	–	–	–
Transfers to stage 2	–	–	–	–	–	–	–	–
Transfers to stage 3	–	–	–	–	–	–	–	–
Purchases	9	–	–	9	7	–	–	7
Sales and maturities	(2)	–	–	(2)	(1)	–	–	(1)
Changes in risk, parameters and exposures	(2)	1	–	(1)	(6)	(15)	–	(21)
Write-offs	–	–	–	–	–	–	–	–
Exchange rate and other	–	(1)	–	(1)	(1)	2	–	1
Balance at end of period	$10	$19	$–	$29	$5	$19	$–	$24

Credit risk exposure by internal risk rating

The following table presents the fair value of debt securities at FVOCI and gross carrying amount of securities at amortized cost. Risk ratings are based on internal ratings used in the measurement of expected credit losses, as at the reporting date, as outlined in the internal ratings maps in the Credit risk section of Management’s Discussion and Analysis.

	As at
	October 31, 2020				October 31, 2019
	Performing		Impaired		Performing		Impaired

(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment securities
Securities at FVOCI
Investment grade	$80,719	$87	$–	$80,806	$56,671	$1	$–	$56,672
Non-investment grade	431	1	–	432	400	1	–	401
Impaired	–	–	157	157	–	–	150	150
	$81,150	$88	$157	$81,395	$57,071	$2	$150	$57,223
Items not subject to impairment (2)				525				463
				81,920				57,686
Securities at amortized cost
Investment grade	$56,885	$–	$–	$56,885	$43,681	$46	$–	$43,727
Non-investment grade	647	320	–	967	695	386	–	1,081
Impaired	–	–	–	–	–	–	–	–
	$57,532	$320	$–	$57,852	$44,376	$432	$–	$44,808
Allowance for credit losses	10	19	–	29	5	19	–	24
Amortized cost	$57,522	$301	$–	$57,823	$44,371	$413	$–	$44,784

(1)	Includes $157 million of purchased credit impaired securities (October 31, 2019 – $150 million).
(2)	Investment securities at FVOCI not subject to impairment represent equity securities designated as FVOCI.

164            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

Note 5 Loans and allowance for credit losses

Loans by geography and portfolio net of allowance

	As at October 31, 2020

(Millions of Canadian dollars)	Canada	United States	Other International	Total	Allowance for loan losses (1)	Total net of allowance
Retail (2)
Residential mortgages	$319,287	$20,331	$2,979	$342,597	$(515)	$342,082
Personal	79,778	9,050	3,183	92,011	(1,185)	90,826
Credit cards (3)	17,060	340	226	17,626	(1,211)	16,415
Small business (4)	5,742	–	–	5,742	(123)	5,619
Wholesale (2), (5)	126,348	64,375	17,932	208,655	(2,605)	206,050
Total loans	$548,215	$94,096	$24,320	$666,631	$(5,639)	$660,992
Undrawn loan commitments – Retail	226,439	4,314	1,628	232,381	(176)
Undrawn loan commitments – Wholesale	111,860	184,308	64,859	361,027	(187)

	As at October 31, 2019

(Millions of Canadian dollars)	Canada	United States	Other International	Total	Allowance for loan losses (1)	Total net of allowance
Retail (2)
Residential mortgages	$287,767	$17,012	$3,312	$308,091	$(402)	$307,689
Personal	81,547	7,399	3,304	92,250	(762)	91,488
Credit cards (3)	19,617	439	255	20,311	(791)	19,520
Small business (4)	5,434	–	–	5,434	(50)	5,384
Wholesale (2), (5)	124,312	53,782	17,776	195,870	(1,095)	194,775
Total loans	$518,677	$78,632	$24,647	$621,956	$(3,100)	$618,856
Undrawn loan commitments – Retail	208,336	5,063	801	214,200	(225)
Undrawn loan commitments – Wholesale	101,017	176,022	54,982	332,021	(70)

(1)	Excludes allowance for loans measured at FVOCI of $6 million (October 31, 2019 – $nil).
(2)	Geographic information is based on residence of the borrower.
(3)	The credit cards business is managed as a single portfolio and includes both consumer and business cards.
(4)	Includes small business exposure managed on a pooled basis.
(5)	Includes small business exposure managed on an individual client basis.

Loans maturity and rate sensitivity

	As at October 31, 2020
	Maturity term (1)				Rate sensitivity

(Millions of Canadian dollars)	Under 1 year (2)	1 to 5 years	Over 5 years	Total	Floating	Fixed Rate	Non-rate- sensitive	Total
Retail	$213,946	$218,342	$25,688	$457,976	$129,870	$322,122	$5,984	$457,976
Wholesale	160,031	37,346	11,278	208,655	34,686	171,171	2,798	208,655
Total loans	$373,977	$255,688	$36,966	$666,631	$164,556	$493,293	$8,782	$666,631
Allowance for loan losses				(5,639)				(5,639)
Total loans net of allowance for loan losses				$660,992				$660,992

	As at October 31, 2019
	Maturity term (1)				Rate sensitivity

(Millions of Canadian dollars)	Under 1 year (2)	1 to 5 years	Over 5 years	Total	Floating	Fixed Rate	Non-rate- sensitive	Total
Retail	$216,610	$187,721	$21,755	$426,086	$114,736	$304,448	$6,902	$426,086
Wholesale	154,445	30,512	10,913	195,870	27,329	165,502	3,039	195,870
Total loans	$371,055	$218,233	$32,668	$621,956	$142,065	$469,950	$9,941	$621,956
Allowance for loan losses				(3,100)				(3,100)
Total loans net of allowance for loan losses				$618,856				$618,856

(1)	Generally, based on the earlier of contractual repricing or maturity date.
(2)	Includes variable rate loans that can be repriced at the clients’ discretion without penalty.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            165

Note 5 Loans and allowance for credit losses (continued)

Allowance for credit losses

	For the year ended
	October 31, 2020					October 31, 2019

(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Net write-offs (1)	Exchange rate and other	Balance at end of period	Balance at beginning of period	Provision for credit losses	Net write-offs (1)	Exchange rate and other	Balance at end of period
Retail
Residential mortgages	$402	$190	$(34)	$(40)	$518	$382	$68	$(37)	$(11)	$402
Personal	935	801	(411)	(16)	1,309	895	526	(474)	(12)	935
Credit cards	832	900	(484)	(2)	1,246	760	590	(518)	–	832
Small business	61	117	(31)	(7)	140	51	41	(28)	(3)	61
Wholesale	1,165	2,140	(380)	(130)	2,795	979	661	(397)	(78)	1,165
Customers’ liability under acceptances	24	83	–	–	107	21	5	–	(2)	24
	$3,419	$4,231	$(1,340)	$(195)	$6,115	$3,088	$1,891	$(1,454)	$(106)	$3,419
Presented as:
Allowance for loan losses	$3,100				$5,639	$2,912				$3,100
Other liabilities – Provisions	295				363	154				295
Customers’ liability under acceptances	24				107	21				24
Other components of equity	–				6	1				–

(1)	Loans written-off are generally subject to continued collection efforts for a period of time following write-off. The contractual amount outstanding on loans written-off during the year ended October 31, 2020 that are no longer subject to enforcement activity was $193 million (October 31, 2019 – $179 million).

The following table reconciles the opening and closing allowance for each major product of loans and commitments as determined by our modelled, scenario-weighted allowance and the application of expert credit judgment as applicable. Reconciling items include the following:

•	Model changes, which generally comprise the impact of significant changes to the quantitative models used to estimate expected credit losses and any staging impacts that may arise.
•	Transfers between stages, which are presumed to occur before any corresponding remeasurements of the allowance.
•	Originations, which reflect the allowance related to assets newly recognized during the period, including those assets that were derecognized following a modification of terms.
•

Maturities, which reflect the allowance related to assets derecognized during the period without a credit loss being incurred, including those assets that were derecognized following a modification of terms.

•

Changes in risk, parameters and exposures, which comprise the impact of changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions; partial repayments and additional draws on existing facilities; changes in the measurement following a transfer between stages; and unwinding of the time value discount due to the passage of time in stage 1 and stage 2.

166            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

Allowance for credit losses – Retail and wholesale loans

	For the year ended
	October 31, 2020				October 31, 2019
	Performing		Impaired		Performing		Impaired

(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Residential mortgages
Balance at beginning of period	$146	$77	$179	$402	$142	$64	$176	$382
Provision for credit losses
Transfers to stage 1	221	(186)	(35)	–	87	(66)	(21)	–
Transfers to stage 2	(35)	42	(7)	–	(13)	16	(3)	–
Transfers to stage 3	(3)	(33)	36	–	(3)	(31)	34	–
Originations	76	–	–	76	51	–	–	51
Maturities	(16)	(15)	–	(31)	(14)	(10)	–	(24)
Changes in risk, parameters and exposures	(180)	291	34	145	(104)	104	41	41
Write-offs	–	–	(44)	(44)	–	–	(45)	(45)
Recoveries	–	–	10	10	–	–	8	8
Exchange rate and other	(3)	(16)	(21)	(40)	–	–	(11)	(11)
Balance at end of period	$206	$160	$152	$518	$146	$77	$179	$402

Personal
Balance at beginning of period	$272	$520	$143	$935	$242	$512	$141	$895
Provision for credit losses
Model changes	–	–	–	–	23	(48)	–	(25)
Transfers to stage 1	494	(487)	(7)	–	544	(537)	(7)	–
Transfers to stage 2	(107)	109	(2)	–	(87)	88	(1)	–
Transfers to stage 3	(3)	(64)	67	–	(2)	(142)	144	–
Originations	118	–	–	118	101	1	–	102
Maturities	(49)	(97)	–	(146)	(31)	(112)	–	(143)
Changes in risk, parameters and exposures	(245)	756	318	829	(517)	758	351	592
Write-offs	–	–	(545)	(545)	–	–	(600)	(600)
Recoveries	–	–	134	134	–	–	126	126
Exchange rate and other	–	(4)	(12)	(16)	(1)	–	(11)	(12)
Balance at end of period	$480	$733	$96	$1,309	$272	$520	$143	$935

Credit cards
Balance at beginning of period	$173	$659	$–	$832	$161	$599	$–	$760
Provision for credit losses
Transfers to stage 1	470	(470)	–	–	452	(452)	–	–
Transfers to stage 2	(98)	98	–	–	(81)	81	–	–
Transfers to stage 3	(2)	(372)	374	–	(2)	(341)	343	–
Originations	7	–	–	7	5	–	–	5
Maturities	(8)	(29)	–	(37)	(5)	(27)	–	(32)
Changes in risk, parameters and exposures	(177)	997	110	930	(358)	800	175	617
Write-offs	–	–	(617)	(617)	–	–	(655)	(655)
Recoveries	–	–	133	133	–	–	137	137
Exchange rate and other	(1)	(1)	–	(2)	1	(1)	–	–
Balance at end of period	$364	$882	$–	$1,246	$173	$659	$–	$832

Small business
Balance at beginning of period	$29	$10	$22	$61	$17	$16	$18	$51
Provision for credit losses
Model changes	–	–	–	–	11	(7)	–	4
Transfers to stage 1	12	(12)	–	–	18	(18)	–	–
Transfers to stage 2	(11)	11	–	–	(3)	3	–	–
Transfers to stage 3	–	(2)	2	–	–	(9)	9	–
Originations	20	–	–	20	13	–	–	13
Maturities	(7)	(6)	–	(13)	(5)	(8)	–	(13)
Changes in risk, parameters and exposures	35	28	47	110	(22)	32	27	37
Write-offs	–	–	(38)	(38)	–	–	(36)	(36)
Recoveries	–	–	7	7	–	–	8	8
Exchange rate and other	–	–	(7)	(7)	–	1	(4)	(3)
Balance at end of period	$78	$29	$33	$140	$29	$10	$22	$61

Wholesale
Balance at beginning of period	$281	$396	$488	$1,165	$274	$340	$365	$979
Provision for credit losses
Transfers to stage 1	154	(149)	(5)	–	145	(133)	(12)	–
Transfers to stage 2	(200)	221	(21)	–	(33)	36	(3)	–
Transfers to stage 3	(14)	(116)	130	–	(5)	(57)	62	–
Originations	860	–	–	860	239	44	–	283
Maturities	(479)	(301)	–	(780)	(162)	(165)	–	(327)
Changes in risk, parameters and exposures	410	1,091	559	2,060	(178)	331	552	705
Write-offs	–	–	(437)	(437)	–	–	(440)	(440)
Recoveries	–	–	57	57	–	–	43	43
Exchange rate and other	(17)	(10)	(103)	(130)	1	–	(79)	(78)
Balance at end of period	$995	$1,132	$668	$2,795	$281	$396	$488	$1,165

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            167

Note 5 Loans and allowance for credit losses (continued)

Key inputs and assumptions

The measurement of expected credit losses is a complex calculation that involves a large number of interrelated inputs and assumptions and the allowance is not sensitive to any one single factor alone. The key drivers of changes in expected credit losses include the following:

•	Changes in the credit quality of the borrower or instrument, primarily reflected in changes in internal risk ratings;
•

Changes in forward-looking macroeconomic conditions, specifically the macroeconomic variables to which our models are calibrated, which are those most closely correlated with credit losses in the relevant portfolio;

•	Changes in scenario design and the weights assigned to each scenario; and
•	Transfers between stages, which can be triggered by changes to any of the above inputs.

The COVID-19 pandemic significantly impacted our determination of allowance for credit losses and required the application of heightened judgment. Measures to contain the COVID-19 pandemic have sharply curtailed economic activity in many countries, resulting in unprecedented declines in GDP and a substantial increase in unemployment starting in the spring of 2020. Significant fiscal and monetary policy stimulus, as well as bank-led deferral programs have generally supported lower defaults during fiscal 2020. However, a resurgence of virus spread and re-imposition of containment measures to varying degrees in some regions, along with the tapering off of certain elements of fiscal support, has raised further uncertainty with regards to the timing and extent of recovery. As there is uncertainty as to how containment and support measures will evolve, our allowances have a higher than usual degree of uncertainty and the inputs used are inherently subject to change, which may materially change our estimate of Stage 1 and Stage 2 allowance for credit losses in future periods.

To address the uncertainties inherent in the current and future environment and to reflect all relevant risk factors not captured in our modelled results, we applied expert credit judgment in determining significant increases in credit risk since origination and our weighted allowance for credit losses. In light of the significant uncertainty, the impact of expert credit judgment on our allowances increased as compared to the previous year. We applied quantitative and qualitative adjustments for the impacts of the unprecedented macroeconomic scenarios arising from the COVID-19 pandemic, the temporary effects of the bank and government led payment support programs which may not completely mitigate future losses, and the impacts to particularly vulnerable sectors affected by the COVID-19 pandemic.

Internal risk ratings

Internal risk ratings are assigned according to the risk management framework outlined under the headings “Wholesale credit risk” and “Retail credit risk” of the Credit risk section of Management’s Discussion and Analysis. Changes in internal risk ratings are primarily reflected in the PD parameters, which are estimated based on our historical loss experience at the relevant risk segment or risk rating level, adjusted for forward-looking information.

Forward looking macroeconomic variables

The PD, LGD and EAD inputs used to estimate stage 1 and stage 2 credit loss allowances are modelled based on the macroeconomic variables (or changes in macroeconomic variables) that are most closely correlated with credit losses in the relevant portfolio. Each macroeconomic scenario used in our expected credit loss calculation includes a projection of all relevant macroeconomic variables used in our models for a five year horizon, reverting to long-run averages generally within the 2 to 5 year period. Depending on their usage in the models, macroeconomic variables are projected at a country, province/state or more granular level. These include one or more of the variables described below, which differ by portfolio and region.

Our allowance for credit losses reflects our economic outlook as at October 31, 2020. Subsequent changes to this forecast and related estimates will be reflected in our allowance for credit losses in future periods.

Our base scenario reflects a continuation of the recovery that has been underway since the sharp drop in economic activity in calendar Q2. The recovery is expected to be gradual with conditions returning to pre-shock levels for Canadian and U.S. GDP and unemployment towards the latter part of our forecast horizon.

Downside scenarios, including two additional and more severe downside scenarios designed for the energy and real estate sectors, reflect the possibility of a double-dip recession, with conditions deteriorating from Q4 2020 levels for up to two years, followed by a recovery for the remainder of the period. These scenarios assume a monetary policy response that returns the economy to a long-run, sustainable growth rate within the forecast period.

The upside scenario reflects stronger economic growth than the base scenario for the first two years, without further monetary policy responses, followed by a return to a long-run sustainable growth rate within the forecast period.

168            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

The following provides additional detail about our forecasts for certain key macroeconomic variables used in the models to estimate ACL on performing loans, commitments and acceptances:

•

Unemployment – Quarterly average Canadian and U.S. unemployment rates both peaked at 13.0% in calendar Q2 2020. In calendar Q4 2020, unemployment rates are expected to decline to 8.7% in Canada and 7.5% in the U.S. We expect unemployment to remain elevated in 2021, but gradually improve over the forecast horizon.

•

Gross Domestic Product (GDP) – Canadian and U.S. GDP experienced historical troughs in calendar Q2 2020. We expect GDP in calendar Q4 2020 to be 4.7% below Q4 2019 levels in Canada and 2.4% below such levels in the U.S., returning to pre-shock forecast levels in calendar 2024 with continuous improvement over the forecast horizon.

•

Oil price (West Texas Intermediate in US$) – In our base forecast, we expect oil prices to recover from trough prices in April 2020 to an average price of $43 per barrel over the next 12 months and $48 per barrel in the following 2 to 5 years. The range of average prices in our alternative downside and upside scenarios is $23 to $49 per barrel for the next 12 months and $35 to $50 per barrel for the following 2 to 5 years. As at October 31, 2019, our base forecast included an average price of $59 per barrel for the next 12 months and $68 per barrel for the following 2 to 5 years.

•

Canadian housing price index – In our base forecast, we expect housing prices to grow by 0.6% over the next 12 months, with a compound annual growth rate of 4.5% for the following 2 to 5 years. The range of annual housing price growth (contraction) in our alternative downside and upside scenarios is (29.6)% to 6.1% over the next 12 months and 2.9% to 11.1% for the following 2 to 5 years. As at October 31, 2019, our base forecast included housing price growth of 4.5% for the next 12 months and 4.7% for the following 2 to 5 years.

The primary variables driving credit losses in our retail portfolios are Canadian unemployment rates, Canadian GDP and Canadian housing price index. The Canadian overnight interest rate also impacts our retail portfolios. Our wholesale portfolios are affected by all of the variables discussed above; however, the specific variables differ by sector. Other variables also impact our wholesale portfolios including, but not limited to, the Canadian and U.S. 10 year BBB corporate and 10 year government bond yields, the TSX and S&P 500 indices, natural gas prices (Henry Hub) and the commercial real estate price index.

Increases in the following macroeconomic variables will generally correlate with higher expected credit losses: Canadian and U.S. unemployment rates, Canadian overnight interest rates, Canadian and U.S. 10 year BBB corporate bond and government bond yields.

Increases in the following macroeconomic variables will generally correlate with lower expected credit losses: Canadian housing price index, Canadian and U.S. GDP, TSX index, S&P 500 index, oil prices, natural gas prices, and commercial real estate price index.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            169

Note 5 Loans and allowance for credit losses (continued)

Scenario design and weightings

Our estimation of expected credit losses in Stage 1 and Stage 2 considers five distinct future macroeconomic scenarios. Scenarios are designed to capture a wide range of possible outcomes and are weighted according to our expectation of the relative likelihood of the range of outcomes that each scenario represents at the reporting date. We then weight each scenario to take into account historical frequency, current trends, and forward-looking conditions which will change over time. The base case scenario is based on forecasts of the expected rate, value or yield for each of the macroeconomic variables identified above. The upside and downside scenarios are set by adjusting our base projections to construct reasonably possible scenarios and weightings that are more optimistic and pessimistic, respectively, than the base case. As described above, two additional downside scenarios capture the non-linear nature of potential credit losses across our portfolios.

The impact of each of our five scenarios varies across our portfolios given the portfolios have different sensitivities to movements in each macroeconomic variable. As described above, all scenarios are designed to include the impact of the COVID-19 pandemic as at October 31, 2020, reflective of current market conditions. In determining our IFRS 9 allowance for credit losses, we reassessed our scenario weights to more heavily weight the base case scenario relative to October 31, 2019. Since the onset of the global spread of the COVID-19 pandemic in the spring of 2020, we have reflected continued uncertainty and downside risk of a prolonged recovery by shifting additional weighting to our pessimistic scenarios. The possibility of a more prolonged recovery period, including the re-imposition of containment measures to varying degrees in some regions taken by the government have been reflected in our scenario design and weights.

The impact of weighting these multiple scenarios increased our ACL on performing loans, relative to our base scenario, by $606 million at October 31, 2020 (October 31, 2019 – $376 million).

Transfers between stages

Transfers between stage 1 and stage 2 are based on the assessment of significant increases in credit risk relative to initial recognition, as described in Note 2. The impact of moving from 12 months expected credit losses to lifetime expected credit losses, or vice versa, varies by product, is dependent on the expected remaining life at the date of the transfer and reflects the sharp drop in economic activity followed by a gradual recovery. Stage transfers may result in significant fluctuations in expected credit losses.

The following table illustrates the impact of staging on our ACL by comparing our allowance if all performing loans were in stage 1 to the actual ACL recorded on these assets.

As at

	October 31, 2020			October 31, 2019

	ACL – All performing loans in Stage 1	Impact of staging	Stage 1 and 2 ACL	ACL – All performing loans in Stage 1	Impact of staging	Stage 1 and 2 ACL
Performing loans (1)	$ 4,028	$ 1,031	$ 5,059	$ 1,737	$ 826	$ 2,563

(1)	Represents loans and commitments in stage 1 and stage 2.

170            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

Credit risk exposure by internal risk rating

The following table presents the gross carrying amount of loans measured at amortized cost, and the full contractual amount of undrawn loan commitments subject to the impairment requirements of IFRS 9. Risk ratings are based on internal ratings used in the measurement of expected credit losses as at the reporting date, as outlined in the internal ratings maps for Wholesale and Retail facilities in the Credit risk section of Management’s Discussion and Analysis.

	As at
	October 31, 2020				October 31, 2019

(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Retail
Loans outstanding – Residential mortgages
Low risk	$270,396	$2,848	$–	$273,244	$238,377	$6,764	$–	$245,141
Medium risk	15,230	3,307	–	18,537	14,033	1,347	–	15,380
High risk	4,346	1,467	–	5,813	2,843	2,722	–	5,565
Not rated (2)	43,176	936	–	44,112	40,030	726	–	40,756
Impaired	–	–	638	638	–	–	732	732
	333,148	8,558	638	342,344	295,283	11,559	732	307,574
Items not subject to impairment (3)				253				517
Total				342,597				308,091
Loans outstanding – Personal
Low risk	$71,245	$1,084	$–	$72,329	$71,619	$1,944	$–	$73,563
Medium risk	3,974	5,415	–	9,389	5,254	3,011	–	8,265
High risk	817	1,416	–	2,233	843	1,874	–	2,717
Not rated (2)	7,704	144	–	7,848	7,293	105	–	7,398
Impaired	–	–	212	212	–	–	307	307
Total	83,740	8,059	212	92,011	85,009	6,934	307	92,250
Loans outstanding – Credit cards
Low risk	$11,824	$63	$–	$11,887	$13,840	$103	$–	$13,943
Medium risk	1,596	2,360	–	3,956	2,250	1,827	–	4,077
High risk	132	1,105	–	1,237	137	1,432	–	1,569
Not rated (2)	490	56	–	546	677	45	–	722
Total	14,042	3,584	–	17,626	16,904	3,407	–	20,311
Loans outstanding – Small business
Low risk	$2,034	$172	$–	$2,206	$2,200	$107	$–	$2,307
Medium risk	1,976	1,143	–	3,119	2,163	563	–	2,726
High risk	126	192	–	318	138	196	–	334
Not rated (2)	9	–	–	9	10	–	–	10
Impaired	–	–	90	90	–	–	57	57
Total	4,145	1,507	90	5,742	4,511	866	57	5,434
Undrawn loan commitments – Retail
Low risk	$214,176	$887	$–	$215,063	$196,743	$1,894	$–	$198,637
Medium risk	10,402	291	–	10,693	8,251	246	–	8,497
High risk	1,141	129	–	1,270	851	208	–	1,059
Not rated (2)	5,238	117	–	5,355	5,861	146	–	6,007
Total	230,957	1,424	–	232,381	211,706	2,494	–	214,200
Wholesale – Loans outstanding
Investment grade	$50,998	$328	$–	$51,326	$47,133	$97	$–	$47,230
Non-investment grade	112,434	26,575	–	139,009	119,778	11,940	–	131,718
Not rated (2)	7,093	432	–	7,525	5,862	320	–	6,182
Impaired	–	–	2,235	2,235	–	–	1,829	1,829
	170,525	27,335	2,235	200,095	172,773	12,357	1,829	186,959
Items not subject to impairment (3)				8,560				8,911
Total				208,655				195,870
Undrawn loan commitments – Wholesale
Investment grade	$242,244	$1,022	$–	$243,266	$222,819	$18	$–	$222,837
Non-investment grade	92,262	21,581	–	113,843	96,191	9,007	–	105,198
Not rated (2)	3,918	–	–	3,918	3,986	–	–	3,986
Total	338,424	22,603	–	361,027	322,996	9,025	–	332,021

(1)	As at October 31, 2020, 90% of credit-impaired loans were either fully or partially collateralized (October 31, 2019 – 86%). For details on the types of collateral held against credit-impaired assets and our policies on collateral, refer to the Credit risk mitigation section of Management’s Discussion and Analysis.
(2)	In certain cases where an internal risk rating is not assigned, we use other approved credit risk assessments or rating methodologies, policies and tools to manage our credit risk.
(3)	Items not subject to impairment are loans held at FVTPL.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            171

Note 5 Loans and allowance for credit losses (continued)

Loans past due but not impaired (1)

	As at
	October 31, 2020				October 31, 2019

(Millions of Canadian dollars)	1 to 29 days	30 to 89 days	90 days and greater	Total	1 to 29 days	30 to 89 days	90 days and greater	Total
Retail	$3,346	$1,013	$129	$4,488	$3,173	$1,369	$186	$4,728
Wholesale	2,129	574	13	2,716	1,543	460	3	2,006
	$5,475	$1,587	$142	$7,204	$4,716	$1,829	$189	$6,734

(1)	Loans in our payment deferral programs established to help clients manage through the challenges of the COVID-19 pandemic have been re-aged to current and are not aged further during the deferral period. Subsequent to the payment deferral period, loans will commence re-aging from current. Amounts presented may include loans past due as a result of administrative processes, such as mortgage loans on which payments are restrained pending payout due to sale or refinancing. Past due loans arising from administrative processes are not representative of the borrowers’ ability to meet their payment obligations.

Loan modifications

We have established relief programs to help clients manage through challenges of the COVID-19 pandemic through payment deferrals, interest rate reductions, covenant waivers, and refinancing or credit restructuring. In some cases, the original terms of the associated loans were renegotiated or otherwise modified, resulting in changes to the contractual terms of the loans that affect the contractual cash flows. For the year ended October 31, 2020, the amortized cost of the loans whose contractual terms were modified while in Stage 2 or Stage 3 at the quarter ended before the modification was $8,437 million, resulting in no material modification losses. The gross carrying amount of loans transferred to Stage 1 whose contractual terms were previously modified while in Stage 2 or Stage 3 was not material for the year ended October 31, 2020.

Note 6 Derecognition of financial assets

We enter into transactions in which we transfer financial assets such as loans or securities to structured entities or other third parties. The majority of assets transferred under repurchase agreements, securities lending agreements, and in our Canadian residential mortgage securitization transactions do not qualify for derecognition as we continue to be exposed to substantially all of the risks and rewards of the transferred assets, such as prepayment, credit, price, interest rate and foreign exchange risks.

Transferred financial assets derecognized

Government relief programs

To support our clients through unprecedented times due to the COVID-19 pandemic, we are participating in government relief programs in Canada and in the U.S.

Under the Canadian Emergency Business Account program, we have provided interest-free loans to existing eligible small business clients funded by the Export Development Bank of Canada (EDC). As we do not retain substantially all of the risks and rewards of the financial assets, and all cash flows are passed through to the EDC, these loans are not recognized on our Consolidated Balance Sheets.

Transferred financial assets not derecognized

Securitization of Canadian residential mortgage loans

We periodically securitize insured Canadian residential mortgage loans through the creation of MBS pools under the National Housing Act MBS (NHA MBS) program. All loans securitized under the NHA MBS program are required to be insured by the Canadian Mortgage and Housing Corporation (CMHC) or a third-party insurer. We require the borrower to pay for mortgage insurance when the loan amount is greater than 80% of the original appraised value of the property (loan-to-value (LTV) ratio). For residential mortgage loans securitized under this program with LTV ratios less than 80%, we are required to insure the mortgages at our own expense. Under the NHA MBS program, we are responsible for making all payments due on our issued MBS, regardless of whether we collect the necessary funds from the mortgagor or the insurer. When a borrower defaults on a mortgage, we submit a claim to the insurer if the amount recovered from the collection or foreclosure process is lower than the sum of the principal balance, accrued interest and collection costs on the outstanding loan. The insurance claim process is managed by the insurance provider in accordance with the insurer’s policies and covers the entire unpaid loan balance plus generally up to 12 months of interest, selling costs and other eligible expenses. If an insurance claim is denied, a loss is recognized in Provision for credit losses in our Consolidated Statements of Income. The amount recorded as a loss is not significant to our Consolidated Financial Statements and no significant losses were incurred due to legal action arising from mortgage defaults during 2020 and 2019.

We sell the NHA MBS pools primarily to a government-sponsored structured entity under the Canada Mortgage Bond (CMB) program. The entity periodically issues CMBs, which are guaranteed by the government, and sells them to third-party investors. Proceeds of the CMB issuances are used by the entity to purchase the NHA MBS pools from eligible NHA MBS issuers who participate in the issuance of a particular CMB series. Our continuing involvement includes servicing the underlying residential mortgage loans we have securitized, either ourselves or through a third-party servicer. We also act as counterparty in interest rate swap agreements where we pay the entity the interest due to CMB investors and receive the interest on the underlying MBS and reinvested assets. As part of the swaps, we are also required to maintain a principal reinvestment account for principal payments received on the underlying mortgage loans to meet the repayment obligation upon maturity of the CMB. We reinvest the collected principal payments in permitted investments as outlined in the swap agreements.

We have determined that certain of the NHA MBS program loans transferred to the entity do not qualify for derecognition as we have not transferred substantially all of the risks and rewards of ownership. As a result, these transferred MBS continue to be classified as residential mortgage loans and recognized on our Consolidated Balance Sheets. The cash received for these transferred MBS is treated as a secured borrowing and a corresponding liability is recorded in Deposits – Business and government on our Consolidated Balance Sheets.

172            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

Securities sold under repurchase agreements and securities loaned

We also enter into transactions such as repurchase agreements and securities lending agreements where we transfer assets under agreements to repurchase them at a future date and retain substantially all of the risks and rewards associated with the assets. These transferred assets remain on our Consolidated Balance Sheets and are accounted for as collateralized borrowing transactions.

The following table provides information on the carrying amount and fair value of the transferred assets that did not qualify for derecognition, and their associated liabilities.

	As at
	October 31, 2020				October 31, 2019

(Millions of Canadian dollars)	Canadian residential mortgage loans (1), (2)	Securities sold under repurchase agreements (3)	Securities loaned (3)	Total	Canadian residential mortgage loans (1), (2)	Securities sold under repurchase agreements (3)	Securities loaned (3)	Total
Carrying amount of transferred assets that do not qualify for derecognition	$35,001	$267,361	$6,870	$309,232	$32,794	$220,250	$6,336	$259,380
Carrying amount of associated liabilities	34,805	267,361	6,870	309,036	32,615	220,250	6,336	259,201
Fair value of transferred assets	$35,293	$267,361	$6,870	$309,524	$32,757	$220,250	$6,336	$259,343
Fair value of associated liabilities	35,957	267,361	6,870	310,188	33,143	220,250	6,336	259,729
Fair value of net position	$(664)	$–	$–	$(664)	$(386)	$–	$–	$(386)

(1)	Includes Canadian residential mortgage loans transferred primarily to Canada Housing Trust at the initial securitization and other permitted investments used for funding requirements after the initial securitization.
(2)	CMB investors have legal recourse only to the transferred assets, and do not have recourse to our general assets.
(3)	Does not include over-collateralization of assets pledged.

Note 7 Structured entities

In the normal course of business, we engage in a variety of financial transactions with structured entities to support our financing and investing needs as well as those of our customers. A structured entity is an entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well defined objective with restrictions around their ongoing activities. We consolidate a structured entity when we control the entity in accordance with our accounting policy as described in Note 2. In other cases, we may sponsor or have an interest in such an entity but may not consolidate it.

Consolidated structured entities

We consolidate the following structured entities, whose assets and liabilities are recorded on our Consolidated Balance Sheets. Third-party investors in these structured entities generally have recourse only to the assets of the related entity and do not have recourse to our general assets unless we breach our contractual obligations to those entities. In the ordinary course of business, the assets of each consolidated structured entity can generally only be used to settle the obligations of that entity.

RBC-administered multi-seller conduits

We generally do not maintain ownership in the multi-seller conduits that we administer and generally do not have rights to, or control of, their assets. However, we issue asset-backed commercial paper (ABCP) through a multi-seller conduit that does not have a first loss investor with substantive power to direct the significant operating activities of the conduit. This conduit is consolidated because we have exposure to variability of returns from performance in the multi-seller arrangements through providing transaction-specific and program-wide liquidity, credit and loan facilities to the conduit and have decision-making power over the relevant activities. As of October 31, 2020, $1.0 billion of financial assets held by the conduit was included in Loans (October 31, 2019 – $1.2 billion) and $0.6 billion of ABCP issued by the conduit was included in Deposits (October 31, 2019 – $0.7 billion) on our Consolidated Balance Sheets.

Credit card securitization vehicle

We securitize a portion of our credit card receivables through a structured entity on a revolving basis. The entity purchases co-ownership interests in a pool of credit card receivables and issues senior and subordinated term notes collateralized by that co-ownership interest in the underlying pool of credit card receivables. Investors who purchase the term notes have recourse only to that co-ownership interest in the underlying pool of credit card receivables.

We continue to service the credit card receivables and perform an administrative role for the entity. We also retain risk in the underlying pool of credit card receivables through our retained interest in the transferred assets, the cash reserve balance we fund from time to time, and also through certain subordinated notes which we retain. Additionally, we may own some senior notes as investments or for market-making activities, we provide subordinated loans to the entity to pay upfront expenses, and we act as counterparty to interest rate and cross currency swap agreements which hedge the entity’s interest rate and currency risk exposure.

We consolidate the structured entity because we have decision-making power over the timing and size of future issuances and other relevant activities which were predetermined by us at inception. We also obtain significant funding benefits and are exposed to variability from the performance of the underlying credit card receivables through our retained interest. As at October 31, 2020, $5.8 billion of notes issued by our credit card securitization vehicle were included in Deposits on our Consolidated Balance Sheets (October 31, 2019 – $7.1 billion).

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            173

Note 7 Structured entities (continued)

Collateralized commercial paper vehicle

We established a funding vehicle that provides loans to us and finances those loans by issuing commercial paper to third-party investors. The structured entity’s commercial paper carries an equivalent credit rating to RBC because we are obligated to advance funds to the entity in the event there are insufficient funds from other sources to settle maturing commercial paper. We pledge collateral to secure the loans and are exposed to the market and credit risks of the pledged securities.

We consolidate the structured entity because we have decision-making power over the relevant activities, are the sole borrower from the structure, and are exposed to a majority of the residual ownership risks through the credit support provided. As at October 31, 2020, $12.2 billion of commercial paper issued by the vehicle was included in Deposits on our Consolidated Balance Sheets (October 31, 2019 – $16.2 billion).

Covered bonds

We periodically transfer mortgages to RBC Covered Bond Guarantor Limited Partnership (the Guarantor LP) to support funding activities and asset coverage requirements under our covered bonds program. The Guarantor LP was created to guarantee interest and principal payments under the covered bond program. The covered bonds guaranteed by the Guarantor LP are direct, unsecured and unconditional obligations of RBC; therefore, investors have a claim against the Bank which will continue if the covered bonds are not paid by the Bank and the mortgage assets in the Guarantor LP are insufficient to satisfy the obligations owing on the covered bonds. We act as general partner, limited partner, swap counterparty, lender and liquidity provider to the Guarantor LP, servicer for the underlying mortgages as well as the registered issuer of the covered bonds. During the second quarter, OSFI temporarily increased the limits on covered bond programs and the Bank of Canada temporarily expanded the eligible collateral for its term repo facility to include banks’ own covered bonds to provide further liquidity due to the COVID-19 pandemic.

We consolidate the Guarantor LP as we have the decision-making power over the relevant activities through our role as general partner and are exposed to variability from the performance of the underlying mortgages. As at October 31, 2020, the total amount of mortgages transferred and outstanding was $105.8 billion (October 31, 2019 – $53.9 billion) providing further liquidity capacity for the covered bond program and $40 billion of covered bonds were recorded as Deposits on our Consolidated Balance Sheets (October 31, 2019 – $39.8 billion).

Municipal bond TOB structures

We sell taxable and tax-exempt municipal bonds into Tender Option Bond (TOB) structures, which consist of a bond that is credit enhanced by us and purchased by a TOB trust. The TOB trust finances the purchase from us by issuing floating-rate certificates to short-term investors and a residual certificate that is purchased by us. We are the remarketing agent for the floating-rate certificates and provide a liquidity facility to the short-term investors which requires us to purchase any certificates tendered but not successfully remarketed. We credit enhance the bond purchased by the TOB trust with a letter of credit under which we are required to extend funding if there are any losses on the underlying bonds. We earn interest on the residual certificate and receive market-based fees for acting as remarketing agent and providing the liquidity facility and letter of credit.

We consolidate the TOB trust when we are the holder of the residual certificate as we have decision-making power over the relevant activities, including the selection of the underlying municipal bonds and the ability to terminate the structure, and are exposed to variability from the performance of the underlying municipal bonds. As at October 31, 2020, $7.8 billion of municipal bonds were included in Investment securities related to consolidated TOB structures (October 31, 2019 – $8.3 billion) and a corresponding $8.2 billion of floating-rate certificates were included in Deposits on our Consolidated Balance Sheets (October 31, 2019 – $8.7 billion).

RBC managed investment funds

We are sponsors and investment managers of mutual and pooled funds, which give us the ability to direct the investment decisions of the funds. We consolidate those mutual and pooled funds in which our interests, which include direct investment in seed capital plus management or performance fees, indicate that we are acting as a principal. As at October 31, 2020, $516 million of Trading securities held in the consolidated funds (October 31, 2019 – $465 million) and $293 million of Other liabilities representing the fund units held by third parties (October 31, 2019 – $95 million) were recorded on our Consolidated Balance Sheets.

Unconsolidated structured entities

We have interests in certain structured entities that we do not consolidate but have recorded assets and liabilities on our Consolidated Balance Sheets related to our transactions and involvement with these entities.

The following table presents the assets and liabilities recorded on our Consolidated Balance Sheets and our maximum exposure to loss related to our interests in unconsolidated structured entities. It also presents the size of each class of unconsolidated structured entity, as measured by the total assets of the entities in which we have an interest.

	As at October 31, 2020

(Millions of Canadian dollars)	Multi-seller conduits (1)	Structured finance	Non-RBC managed investment funds	Third-party securitization vehicles	Other	Total
On-balance sheet assets
Securities	$138	$–	$2,297	$–	$422	$2,857
Loans	–	2,670	–	5,628	931	9,229
Derivatives	60	–	–	–	84	144
Other assets	–	46	–	–	261	307
	$198	$2,716	$2,297	$5,628	$1,698	$12,537
On-balance sheet liabilities
Derivatives	$38	$–	$–	$–	$–	$38
Other liabilities	–	–	–	–	–	–
	$38	$–	$–	$–	$–	$38
Maximum exposure to loss (2)	$42,863	$6,522	$2,557	$10,389	$2,108	$64,439
Total assets of unconsolidated structured entities	$41,964	$18,200	$462,947	$87,631	$286,200	$896,942

174            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

	As at October 31, 2019

(Millions of Canadian dollars)	Multi-seller conduits (1)	Structured finance	Non-RBC managed investment funds	Third-party securitization vehicles	Other	Total
On-balance sheet assets
Securities	$75	$–	$1,865	$–	$503	$2,443
Loans	–	2,718	–	6,392	1,517	10,627
Derivatives	97	–	–	–	83	180
Other assets	–	60	–	–	244	304
	$172	$2,778	$1,865	$6,392	$2,347	$13,554
On-balance sheet liabilities
Derivatives	$20	$–	$–	$–	$–	$20
Other liabilities	30	–	–	–	–	30
	$50	$–	$–	$–	$–	$50
Maximum exposure to loss (2)	$38,032	$6,446	$2,123	$10,756	$2,667	$60,024
Total assets of unconsolidated structured entities	$37,192	$17,571	$412,046	$84,282	$293,423	$844,514

(1)	Total assets of unconsolidated structured entities represent the maximum assets that may have to be purchased by the conduits under purchase commitments outstanding. Of the purchase commitments outstanding, the conduits have purchased financial assets totalling $23.4 billion as at October 31, 2020 (October 31, 2019 – $23.6 billion).
(2)	The maximum exposure to loss resulting from our interests in these entities consists mostly of investments, loans, fair value of derivatives, liquidity and credit enhancement facilities. The maximum exposure to loss of the multi-seller conduits is higher than the on-balance sheet assets primarily because of the notional amounts of the backstop liquidity and credit enhancement facilities. Refer to Note 24.

Below is a description of our involvement with each significant class of unconsolidated structured entity.

Multi-seller conduits

We administer multi-seller ABCP conduit programs. Multi-seller conduits primarily purchase financial assets from clients and finance those purchases by issuing ABCP.

In certain multi-seller conduit arrangements, we do not maintain any ownership of the multi-seller conduits that we administer and have no rights to, or control of, its assets. As the administrative agent, we earn a residual fee for providing services such as coordinating funding activities, transaction structuring, documentation, execution and monitoring. The ABCP issued by each multi-seller conduit is in the conduit’s own name with recourse to the financial assets owned by the multi-seller conduit, and is non-recourse to us except through our participation in liquidity and/or credit enhancement facilities.

We provide transaction-specific and program-wide liquidity facilities to the multi-seller conduits. In addition, we provide program-wide credit enhancement to the multi-seller conduits which obligate us to purchase assets or advance funds in the event the multi-seller conduit does not otherwise have funds from other sources, such as from the liquidity facilities, to settle maturing ABCP. In some cases, we or another third party may provide transaction-specific credit enhancement which can take various forms. We receive market-based fees for providing these liquidity and credit facilities.

For certain transactions, we act as counterparty to various hedging contracts to facilitate our clients’ securitization of fixed rate and/or foreign currency denominated assets through the conduits. These may take the form of forward contracts, interest rate swaps or cross currency swaps. These derivatives expose us to foreign exchange and interest rate risks that are centrally managed by our foreign exchange trading and swap desks, respectively, and credit risk on the underlying assets that is mitigated by the credit enhancement described below.

Each transaction is structured with transaction-specific first loss protection provided by the third-party seller. This enhancement can take various forms, including but not limited to overcollateralization, excess spread, subordinated classes of financial assets, guarantees or letters of credit. The amount of this enhancement varies but is generally designed to cover a multiple of historical losses.

An unrelated third party (expected loss investor) absorbs losses, up to a maximum contractual amount, that may occur in the future on the assets in the multi-seller conduits before the multi-seller conduits’ debt holders and us. In return for assuming this multi-seller conduit first-loss position, each multi-seller conduit pays the expected loss investor a return commensurate with its risk position. The expected loss investor has substantive power to direct the majority of the activities which significantly impact the conduit’s economic performance, including initial selection and approval of the asset purchase commitments and liquidity facilities, approval of renewal and amendment of these transactions and facilities, sale or transfer of assets, ongoing monitoring of asset performance, mitigation of losses, and management of the ABCP liabilities.

We do not consolidate these multi-seller conduits as we do not control the conduit as noted above.

Structured finance

We purchased U.S. ARS from certain trusts (U.S. ARS Trusts) which fund their long-term investments in student loans by issuing short-term senior and subordinated notes. We do not consolidate these U.S. ARS Trusts as we do not have decision-making power over the investing and financing activities of the Trusts, which are the activities that most significantly affect the performance of the Trusts.

Additionally, we participate in certain municipal bond TOB structures that we do not consolidate. These structures are similar to those consolidated municipal bond TOB structures described above; however, the residual certificates are held by third parties. We provide liquidity facilities for the benefit of floating-rate certificate holders which may be drawn if certificates are tendered but not able to be remarketed. For a portion of these trusts, we also provide a letter of credit for the underlying bonds held in the trust. We do not have decision-making power over the relevant activities of the structures; therefore, we do not consolidate these structures.

We provide senior warehouse financing to structured entities that are established by third parties to acquire loans for the purposes of issuing a term collateralized loan obligation (CLO) transaction. Subordinated financing is provided during the warehouse phase by one or more third-party equity investors. We act as the arranger and placement agent for the term CLO transaction. Proceeds from the sale of the term CLO are used to repay our senior warehouse financing, at which point we have no further involvement with the transaction. We do not consolidate these CLO structures as we do not have decision-making power over the relevant activities of the entity, which include the initial selection and subsequent management of the underlying debt portfolio.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            175

Note 7 Structured entities (continued)

We provide senior financing to unaffiliated structured entities that are established by third parties to acquire loans. These facilities tend to be longer in term than the CLO warehouse facilities and benefit from credit enhancement generally designed to cover a multiple of historical losses. We do not consolidate these structures as we do not have decision making power over the relevant activities of the entity, which include the initial selection and subsequent management of the underlying debt portfolio.

Non-RBC managed investment funds

We enter into fee-based equity derivative transactions with third parties including mutual funds, unit investment trusts and other investment funds. These transactions provide their investors with the desired exposure to a reference fund, and we economically hedge our exposure to these derivatives by investing in those reference funds. We also act as custodian or administrator for several funds. We do not consolidate those reference funds that are managed by third parties as we do not have power to direct their investing activities.

We provide liquidity facilities to certain third-party investment funds. The funds issue unsecured variable-rate preferred shares and invest in portfolios of tax-exempt municipal bonds. Undrawn liquidity commitments expose us to the liquidity risk of the preferred shares and drawn commitments expose us to the credit risk of the underlying municipal bonds. We do not consolidate these third-party managed funds as we do not have power to direct their investing activities.

Third-party securitization vehicles

We hold interests in securitization vehicles that provide funding to certain third parties on whose behalf the entities were created. The activities of these entities are limited to the purchase and sale of specified financial assets from the sponsor. We, as well as other financial institutions, are obligated to provide funding up to our maximum commitment level and are exposed to credit losses on the underlying assets after various credit enhancements. Enhancements can take various forms, including but not limited to overcollateralization, excess spread, subordinated classes of financial assets, guarantees or letters of credit. The amount of this enhancement varies but is generally designed to cover a multiple of historical losses. We do not consolidate these entities as we do not have decision-making power over the relevant activities, including the entities’ investing and financing activities.

Other

Other unconsolidated structured entities include managed investment funds, credit investment products and tax credit funds.

We are sponsors and investment managers of mutual and pooled funds, which gives us the ability to direct the investment decisions of the funds. We do not consolidate those mutual and pooled funds if we exercise our decision-making power as an agent on behalf of other unit holders.

We use structured entities to generally transform credit derivatives into cash instruments, to distribute credit risk and to create customized credit products to meet investors’ specific requirements. We enter into derivative contracts, including credit derivatives, to purchase protection from these entities (credit protection) and convert various risk factors such as yield, currency or credit risk of underlying assets to meet the needs of the investors. We act as sole arranger and swap provider for certain entities and, in some cases, fulfill other administrative functions for the entities. We do not consolidate these credit investment product entities as we do not have decision-making power over the relevant activities, which include selection of the collateral and reference portfolio, and are not exposed to a majority of the benefits or risks of the entities.

We created certain funds to pass through tax credits received from underlying low-income housing, historic rehabilitation real estate projects to third parties, new market tax credits or renewable energy tax credits to third parties (tax credit funds). We are sponsors of the tax credit funds as a result of our responsibility to manage the funds, arrange the financing, and perform the administrative duties of these tax credit funds. We do not consolidate the tax credit funds as the third-party investors in these funds have the decision-making power to select the underlying investments and are exposed to the majority of the residual ownership and tax risks of the funds.

We also purchase passive interests in renewable energy tax credit entities created and controlled by third parties. We do not consolidate these third-party funds as we do not have decision-making power over the relevant activities and our investments are managed as part of larger portfolios which are held for trading purposes.

Other interests in unconsolidated structured entities

In the normal course of business, we buy and sell passive interests in certain third-party structured entities, including mutual funds, exchange traded funds, and government-sponsored ABS vehicles. Our investments in these entities are managed as part of larger portfolios which are held for trading, liquidity or hedging purposes. We did not create or sponsor these entities and do not have any decision-making power over their ongoing activities. Our maximum exposure to loss is limited to our on-balance sheet investments in these entities, which are not included in the table above. As at October 31, 2020 and 2019, our investments in these entities were included in Trading and Investment securities on our Consolidated Balance Sheets. Refer to Note 3 and Note 4 for further details on our Trading and Investment securities.

Sponsored entities

We are a sponsor of certain structured entities in which we have interests but do not consolidate. In determining whether we are a sponsor of a structured entity, we consider both qualitative and quantitative factors, including the purpose and nature of the entity, our initial and continuing involvement and whether we hold subordinated interests in the entity. We are considered to be the sponsor of certain credit investment products, tax credit entities, RBC managed mutual funds and a commercial mortgage securitization vehicle. During the year ended October 31, 2020, we transferred commercial mortgages with a carrying amount of $469 million (October 31, 2019 – $696 million) to a sponsored securitization vehicle in which we did not have any interests as at the end of the reporting period.

Financial support provided to structured entities

During the years ended October 31, 2020 and 2019, we have not provided any financial or non-financial support to any consolidated or unconsolidated structured entities when we were not contractually obligated to do so. Furthermore, we have no intention to provide such support in the future.

176            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

Note 8 Derivative financial instruments and hedging activities

Derivative instruments are categorized as either financial or non-financial derivatives. Financial derivatives are financial contracts whose value is derived from an underlying interest rate, foreign exchange rate, credit risk, and equity or equity index. Non-financial derivatives are contracts whose value is derived from a precious metal, commodity instrument or index. The notional amount of derivatives represents the contract amount used as a reference point to calculate payments. Notional amounts are generally not exchanged by counterparties, and do not reflect our EAD.

Financial derivatives

Forwards and futures

Forward contracts are non-standardized agreements that are transacted between counterparties in the OTC market, whereas futures are standardized contracts with respect to amounts and settlement dates, and are traded on regular futures exchanges. Examples of forwards and futures are described below.

Interest rate forwards (forward rate agreements) and futures are contractual obligations to buy or sell an interest-rate sensitive financial instrument on a predetermined future date at a specified price.

Foreign exchange forwards and futures are contractual obligations to exchange one currency for another at a specified price for settlement at a predetermined future date.

Equity forwards and futures are contractual obligations to buy or sell at a fixed value (the specified price) of an equity index, a basket of stocks or a single stock at a predetermined future date.

Swaps

Swaps are OTC contracts in which two counterparties exchange a series of cash flows based on agreed upon rates applied to a notional amount. Examples of swap agreements are described below.

Interest rate swaps are agreements where two counterparties exchange a series of payments based on different interest rates applied to a notional amount in a single currency. Certain interest rate swaps are transacted and settled through clearing houses which act as central counterparties. Cross currency swaps involve the exchange of fixed payments in one currency for the receipt of fixed payments in another currency. Cross currency interest rate swaps involve the exchange of both interest and notional amounts in two different currencies.

Equity swaps are contracts in which one counterparty agrees to pay or receive from the other cash flows based on changes in the value of an equity index, a basket of stocks or a single stock.

Options

Options are contractual agreements under which the seller (writer) grants the purchaser the right, but not the obligation, either to buy (call option) or sell (put option) a security, exchange rate, interest rate, or other financial instrument or commodity at a specified price, at or by a predetermined future date. The seller (writer) of an option can also settle the contract by paying the cash settlement value of the purchaser’s right. The seller (writer) receives a premium from the purchaser for this right. The various option agreements that we enter into include but are not limited to interest rate options, foreign currency options, equity options and index options.

Credit derivatives

Credit derivatives are OTC contracts that transfer credit risk related to an underlying financial instrument (referenced asset) from one counterparty to another. Credit derivatives include credit default swaps, credit default baskets and total return swaps.

Credit default swaps provide protection against the decline in the value of the referenced asset as a result of specified credit events such as default or bankruptcy. They are similar in structure to an option, whereby the purchaser pays a premium to the seller of the credit default swap in return for payment contingent on a credit event affecting the referenced asset.

Credit default baskets are similar to credit default swaps except that the underlying referenced financial instrument is a group of assets instead of a single asset.

Total return swaps are contracts where one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a referenced asset or group of assets, including any returns such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates.

Other derivative products

Other contracts are stable value and equity derivative contracts.

Non-financial derivatives

Other contracts also include non-financial derivative products such as precious metal and commodity derivative contracts in both the OTC and exchange markets.

Derivatives issued for trading purposes

Most of our derivative transactions relate to client-driven sales and trading activities, and associated market risk hedging. Sales activities include the structuring and marketing of derivative products to clients, enabling them to modify or reduce risks. Trading involves market-making, positioning and arbitrage activities. Market-making involves quoting bid and offer prices to other market participants with the intention of generating revenue based on spread and volume. Positioning involves the active management of derivative transactions with the expectation of profiting from favourable movements in prices, rates, or indices. Arbitrage activities involve identifying and profiting from price differentials between markets and product types. Any realized and unrealized gains or losses on derivatives used for trading purposes are recognized immediately in Non-interest income – Trading revenue.

Derivatives issued for other-than-trading purposes

We also use derivatives for purposes other than trading, primarily for hedging, in conjunction with the management of interest rate, credit, equity and foreign exchange risk related to our funding, lending, investment activities and asset/liability management.

Interest rate swaps are used to manage our exposure to interest rate risk by modifying the repricing or maturity characteristics of existing and/or forecasted assets and liabilities, including funding and investment activities. Purchased options are used to hedge redeemable deposits and other options embedded in consumer products. We manage our exposure to foreign currency risk with cross currency swaps and foreign exchange forward contracts. We predominantly use credit derivatives to manage our credit exposures. We mitigate industry sector concentrations and single-name exposures related to our credit portfolio by purchasing credit derivatives to transfer credit risk to third parties.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            177

Note 8 Derivative financial instruments and hedging activities (continued)

Certain derivatives and cash instruments are specifically designated and qualify for hedge accounting. From time to time, we also enter into derivative transactions to economically hedge certain exposures that do not otherwise qualify for hedge accounting, or where hedge accounting is not considered economically feasible to implement. In such circumstances, changes in fair value are reflected in Other income in Non-interest income.

Notional amount of derivatives by term to maturity (absolute amounts) (1)

	As at October 31, 2020
	Term to maturity

(Millions of Canadian dollars)	Within 1 year	1 through 5 years	Over 5 years	Total	Trading	Other than Trading
Over-the-counter contracts
Interest rate contracts
Forward rate agreements	$2,782,447	$427,464	$340	$3,210,251	$3,172,950	$37,301
Swaps	3,409,078	5,990,160	3,755,593	13,154,831	12,685,595	469,236
Options purchased	282,837	407,782	185,667	876,286	876,153	133
Options written	303,347	410,237	198,222	911,806	911,806	–
Foreign exchange contracts
Forward contracts	1,691,079	32,474	1,788	1,725,341	1,707,082	18,259
Cross currency swaps	80,186	56,563	64,540	201,289	194,773	6,516
Cross currency interest rate swaps	412,053	1,117,048	633,023	2,162,124	2,112,625	49,499
Options purchased	46,719	13,963	3,349	64,031	64,031	–
Options written	50,099	13,407	3,410	66,916	66,916	–
Credit derivatives (2)	1,309	39,877	7,577	48,763	48,244	519
Other contracts (3)	177,220	94,378	20,126	291,724	282,321	9,403
Exchange-traded contracts
Interest rate contracts
Futures – long positions	164,925	112,363	113	277,401	277,401	–
Futures – short positions	205,927	167,350	233	373,510	373,510	–
Options purchased	74,494	14,188	–	88,682	88,682	–
Options written	58,116	10,391	–	68,507	68,507	–
Foreign exchange contracts
Futures – long positions	75	–	–	75	75	–
Futures – short positions	–	–	–	–	–	–
Other contracts	179,681	30,768	240	210,689	210,689	–
	$9,919,592	$8,938,413	$4,874,221	$23,732,226	$23,141,360	$590,866

	As at October 31, 2019
	Term to maturity

(Millions of Canadian dollars)	Within 1 year	1 through 5 years	Over 5 years	Total	Trading	Other than Trading
Over-the-counter contracts
Interest rate contracts
Forward rate agreements	$2,014,752	$179,624	$387	$2,194,763	$2,186,862	$7,901
Swaps	3,294,746	5,026,410	3,331,025	11,652,181	11,180,497	471,684
Options purchased	83,247	462,599	174,042	719,888	719,888	–
Options written	77,601	464,906	182,690	725,197	725,197	–
Foreign exchange contracts
Forward contracts	1,715,266	30,523	985	1,746,774	1,724,606	22,168
Cross currency swaps	79,264	50,416	55,166	184,846	177,622	7,224
Cross currency interest rate swaps	469,910	894,250	425,301	1,789,461	1,743,465	45,996
Options purchased	54,756	14,409	3,061	72,226	72,226	–
Options written	54,985	14,969	3,383	73,337	73,337	–
Credit derivatives (2)	2,693	14,724	3,437	20,854	20,341	513
Other contracts (3)	201,489	90,436	18,463	310,388	303,893	6,495
Exchange-traded contracts
Interest rate contracts
Futures – long positions	107,054	118,805	187	226,046	226,046	–
Futures – short positions	363,947	120,247	46	484,240	484,240	–
Options purchased	56,657	36,985	–	93,642	93,642	–
Options written	59,840	16,395	–	76,235	76,235	–
Foreign exchange contracts
Futures – long positions	28	–	–	28	28	–
Futures – short positions	–	–	–	–	–	–
Other contracts	214,725	44,245	–	258,970	258,970	–
	$8,850,960	$7,579,943	$4,198,173	$20,629,076	$20,067,095	$561,981

(1)	The derivative notional amounts are determined using the standardized approach for measuring counterparty credit risk (SA-CCR) in accordance with the Capital Adequacy Requirements (CAR).
(2)	Credit derivatives with a notional value of $0.5 billion (October 31, 2019 – $0.5 billion) are economic hedges. Trading credit derivatives comprise protection purchased of $26.3 billion (October 31, 2019 – $12.6 billion) and protection sold of $21.9 billion (October 31, 2019 – $7.7 billion).
(3)	Other contracts exclude loan-related commitment derivatives of $1.9 billion (October 31, 2019 - $7.7 billion), which are not classified as derivatives under CAR guidelines.

178            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

Fair value of derivative instruments (1)

	As at
	October 31, 2020		October 31, 2019

(Millions of Canadian dollars)	Positive	Negative	Positive	Negative
Held or issued for trading purposes
Interest rate contracts
Forward rate agreements	$33	$33	$30	$31
Swaps	44,732	37,453	39,669	32,570
Options purchased	7,498	–	5,898	–
Options written	–	8,916	–	6,756
	52,263	46,402	45,597	39,357
Foreign exchange contracts
Forward contracts	10,765	10,190	11,263	11,755
Cross currency swaps (2)	5,117	5,080	5,022	4,412
Cross currency interest rate swaps (2)	19,880	21,826	22,076	21,999
Options purchased	1,292	–	1,242	–
Options written	–	910	–	898
	37,054	38,006	39,603	39,064
Credit derivatives	463	526	169	279
Other contracts	21,156	23,985	15,356	18,517
	110,936	108,919	100,725	97,217
Held or issued for other-than-trading purposes
Interest rate contracts
Swaps	1,959	1,410	848	742
	1,959	1,410	848	742
Foreign exchange contracts
Forward contracts	76	85	116	118
Cross currency swaps	89	22	193	527
Cross currency interest rate swaps	2,084	132	904	501
	2,249	239	1,213	1,146
Credit derivatives	–	5	–	3
Other contracts	105	126	181	140
	4,313	1,780	2,242	2,031
Total gross fair values before:	115,249	110,699	102,967	99,248
Valuation adjustments determined on a pooled basis	(1,104)	(115)	(697)	5
Impact of netting agreements that qualify for balance sheet offset	(657)	(657)	(710)	(710)
	$113,488	$109,927	$101,560	$98,543

(1)	The fair value reflects the impact of the election to characterize the daily variation margin as settlement of the related derivative fair values as permitted by certain central counterparties.
(2)	Amounts have been revised from those previously presented.

Fair value of derivative instruments by term to maturity (1)

	As at
	October 31, 2020				October 31, 2019

(Millions of Canadian dollars)	Less than 1 year	1 through 5 years	Over 5 years	Total	Less than 1 year	1 through 5 years	Over 5 years	Total
Derivative assets	$27,072	33,755	52,661	$113,488	$25,342	28,568	47,650	$101,560
Derivative liabilities	26,507	32,885	50,535	109,927	25,495	26,503	46,545	98,543

(1)	The fair value reflects the impact of the election to characterize the daily variation margin as settlement of the related derivative fair values permitted by certain central counterparties.

Interest rate benchmark reform (1)

We use interest rate contracts in fair value hedges and cash flow hedges to manage our exposure to interest rate risk of our existing and/or forecast assets and liabilities. We also use foreign denominated deposit liabilities in net investment hedges to manage the foreign exchange risk arising from our investments in foreign operations. The hedging instruments designated to manage these risks reference IBOR in multiple jurisdictions and will be affected by the Reform as the markets transition to alternative risk free or nearly risk-free rates by the end of 2021 or beyond.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            179

Note 8 Derivative financial instruments and hedging activities (continued)

The following table presents the notional or principal amount of our hedging instruments which reference IBOR that will expire after 2021 and will be affected by the Reform. We continue to monitor the progress to assess which IBORs are impacted by the Reform. The notional or principal amounts of our hedging instruments also approximates the extent of the risk exposure we manage through hedging relationships:

	As at
	October 31, 2020	November 1, 2019

(Millions of Canadian dollars)	Notional/Principal amounts	Notional/Principal amounts
Interest rate contracts
USD LIBOR	$40,676	$26,709
GBP LIBOR	591	618
Non-derivative instruments
USD LIBOR	2,362	888
GBP LIBOR	691	682
	$44,320	$28,897

(1)	Excludes interest rate contracts and non-derivative instruments which reference rates in multi-rate jurisdictions, including the Canadian Dollar Offered Rate (CDOR), EURO Interbank Offered Rate and Australian Bank Bill Swap Rate (BBSW).

Derivative-related credit risk

Credit risk from derivative transactions is generated by the potential for the counterparty to default on its contractual obligations when one or more transactions have a positive market value to us. Therefore, derivative-related credit risk is represented by the positive fair value of the instrument and is normally a small fraction of the contract’s notional amount.

We subject our derivative transactions to the same credit approval, limit and monitoring standards that we use for managing other transactions that create credit exposure. This includes evaluating the creditworthiness of counterparties, and managing the size, diversification and maturity structure of the portfolio. Credit utilization for all products is compared with established limits on a continual basis and is subject to a standard exception reporting process. We use a single internal rating system for all credit risk exposure, as outlined in the internal ratings maps in the Credit risk section of Management’s Discussion and Analysis.

Offsetting is a technique that can reduce credit exposure from derivatives and is generally facilitated through the use of master netting agreements and achieved when specific criteria are met in accordance with our accounting policy in Note 2. A master netting agreement provides for a single net settlement of all financial instruments covered by the agreement in the event of default. However, credit risk is reduced only to the extent that our financial obligations to the same counterparty can be set off against obligations of the counterparty to us. We maximize the use of master netting agreements to reduce derivative-related credit exposure. Our overall exposure to credit risk that is reduced through master netting agreements may change substantially following the reporting date as the exposure is affected by each transaction subject to the agreement as well as by changes in underlying market rates. Measurement of our credit exposure arising out of derivative transactions is reduced to reflect the effects of netting in cases where the enforceability of that netting is supported by appropriate legal analysis as documented in our trading credit risk policies.

The use of collateral is another significant credit mitigation technique for managing derivative-related counterparty credit risk. Mark-to-market provisions in our agreements with some counterparties, typically in the form of a Credit Support Annex, provide us with the right to request that the counterparty pay down or collateralize the current market value of its derivatives positions when the value exceeds a specified threshold amount.

Replacement cost and credit equivalent amounts are determined in accordance with OSFI’s non-modelled regulatory SA-CCR under the CAR guidelines. The replacement cost represents the total fair value of all outstanding contracts in a gain position after factoring in the master netting agreements and applicable margins, scaled by a regulatory factor. The credit equivalent amount is defined as the replacement cost plus an additional amount for potential future credit exposure also scaled by a regulatory factor. The risk-weighted equivalent is determined by applying appropriate risk-weights to the credit equivalent amount, including those risk weights reflective of model approval under the internal ratings based approach.

180            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

Derivative-related credit risk (1)

	As at

	October 31, 2020			October 31, 2019

(Millions of Canadian dollars)	Replacement cost	Credit equivalent amount	Risk-weighted equivalent (2)	Replacement cost	Credit equivalent amount	Risk-weighted equivalent (2)
Over-the-counter contracts
Interest rate contracts
Forward rate agreements	$30	$191	$79	$18	$73	$19
Swaps	7,112	17,324	7,359	6,487	15,911	6,229
Options purchased	142	392	285	149	547	326
Options written	4	307	136	–	256	113
Foreign exchange contracts
Forward contracts	2,796	17,641	4,537	2,333	15,822	3,899
Swaps	2,392	15,349	3,997	3,047	15,678	4,001
Options purchased	465	923	292	404	908	285
Options written	1	155	59	4	213	67
Credit derivatives	429	1,839	81	156	613	40
Other contracts	3,577	16,455	7,719	1,972	10,766	4,853
Exchange-traded contracts	3,137	8,842	177	5,439	19,630	393
	$20,085	$79,418	$24,721	$20,009	$80,417	$20,225

(1)	The amounts presented are net of master netting agreements in accordance with CAR guidelines.
(2)	The risk-weighted balances are calculated in accordance with CAR guidelines and exclude CVA of $18 billion (October 31, 2019 – $13 billion).

Replacement cost of derivative instruments by risk rating and by counterparty type

	As at October 31, 2020
	Risk rating (1)					Counterparty type (2)

(Millions of Canadian dollars)	AAA, AA	A	BBB	BB or lower	Total	Banks	OECD governments	Other	Total
Gross positive replacement cost	$30,097	$44,736	$18,392	$22,024	$115,249	$49,146	$22,109	$43,994	$115,249
Impact of master netting agreements and applicable margins	27,110	40,359	14,238	13,457	95,164	48,291	21,534	25,339	95,164
Replacement cost (after netting agreements)	$2,987	$4,377	$4,154	$8,567	$20,085	$855	$575	$18,655	$20,085

	As at October 31, 2019
	Risk rating (1)					Counterparty type (2)

(Millions of Canadian dollars)	AAA, AA	A	BBB	BB or lower	Total	Banks	OECD governments	Other	Total
Gross positive replacement cost	$27,126	$38,812	$20,620	$16,409	$102,967	$48,509	$18,126	$36,332	$102,967
Impact of master netting agreements and applicable margins	23,146	35,088	16,719	8,005	82,958	47,376	17,705	17,877	82,958
Replacement cost (after netting agreements)	$3,980	$3,724	$3,901	$8,404	$20,009	$1,133	$421	$18,455	$20,009

(1)	Our internal risk ratings of AAA, AA, A and BBB represent investment grade ratings and ratings of BB or lower represent non-investment grade ratings, as outlined in the internal ratings maps in the Credit risk section of Management’s Discussion and Analysis.
(2)	Counterparty type is defined in accordance with CAR guidelines.

Derivatives in hedging relationships

We apply hedge accounting to minimize volatility in earnings and capital caused by changes in interest rates or foreign exchange rates. Interest rate and currency fluctuations will either cause assets and liabilities to appreciate or depreciate in market value or cause variability in forecasted cash flows. When a hedging relationship is effective, gains, losses, revenue and expenses of the hedging instrument will offset the gains, losses, revenue and expenses of the hedged item.

Derivatives used in hedging relationships are recorded in Other Assets – Derivatives or Other Liabilities – Derivatives on the Balance Sheet. Foreign currency-denominated liabilities used in net investment hedging relationships are recorded in Deposits – Business and Government and Subordinated debentures on the Balance Sheet. Gains and losses relating to hedging ineffectiveness is recorded in Non-Interest income and amounts reclassified from hedge reserves in OCI to income is recorded in Net-interest income for cash flow hedges and Non-interest income for net Investment hedges.

We assess and measure the effectiveness of a hedging relationship based on the change in the fair value or cash flows of the derivative hedging instrument relative to the change in the fair value or cash flows of the hedged item attributable to the hedged risk. When cash instruments are designated as hedges of foreign exchange risks, only changes in their value due to foreign exchange risk are included in the assessment and measurement of hedge effectiveness.

Potential sources of ineffectiveness can be attributed to differences between hedging instruments and hedged items:

•	Mismatches in the terms of hedged items and hedging instruments, for example the frequency and timing of when interest rates are reset and frequency of payment.
•	Difference in the discounting factors between the hedged item and the hedging instrument, taking into consideration the different reset frequency of the hedged item and hedging instrument.
•	Hedging derivatives with a non-zero fair value at inception date of the hedging relationship, resulting in mismatch in terms with the hedged item.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            181

Note 8 Derivative financial instruments and hedging activities (continued)

Below is a description of our risk management strategy for each risk exposure that we decide to hedge:

Interest rate risk

We use interest rate contracts to manage our exposure to interest rate risk by modifying the repricing characteristics of existing and/or forecasted assets and liabilities, including funding and investment activities. The swaps are designated in either a fair value hedge or a cash flow hedge and predominately reference IBORs across multiple jurisdictions. Certain swaps will be affected by the Reform as the market transitions to alternative risk free or nearly risk free rates by the end of 2021 or beyond.

For fair value hedges, we use interest rate contracts to manage the fair value movements of our fixed-rate instruments due to changes in benchmark interest. The interest rate swaps are entered into on a one-to-one basis to manage the benchmark interest rate risk, and its terms are critically matched to the specified fixed rate instruments.

We also use interest rate swaps in fair value hedges to manage interest rate risk from residential mortgage assets and funding liabilities. Our exposure from this portfolio changes with the origination of new loans, repayments of existing loans, and sale of securitized mortgages. Accordingly, we have adopted dynamic hedging for that portfolio, in which the hedge relationship is rebalanced on a more frequent basis, such as on a bi-weekly or on a monthly basis.

For cash flow hedges, we use interest rate swaps to manage the exposure to cash flow variability of our variable rate instruments as a result of changes in benchmark interest rates. The variable rate instruments and forecast transactions which reference certain IBORs will be affected by the Reform. Whilst some of the interest rate derivatives are entered into on a one-to-one basis to manage a specific exposure, other interest rate derivatives may be entered into for managing interest rate risks of a portfolio of assets and liabilities.

Foreign exchange risk

We manage our exposure to foreign currency risk with cross currency swaps in a cash flow hedge, and foreign exchange forward contracts in a net investment hedge. Certain cash instruments may also be designated in a net investment hedge, where applicable.

For cash flow hedges, we use cross currency swaps and forward contracts to manage the cash flow variability arising from fluctuations in foreign exchange rates on our issued foreign denominated fixed rate liabilities and highly probable forecasted transactions. The maturity profile and repayment terms of these swaps are matched to those of our foreign denominated exposures to limit our cash flow volatility from changes in foreign exchange rates.

For net investment hedges, we use a combination of foreign exchange forwards and cash instruments, such as foreign denominated deposit liabilities, some of which reference IBORs that will be affected by the Reform, to manage our foreign exchange risk arising from our investments in foreign operations. Our most significant exposures include U.S. dollar, British pound and Euro. When hedging net investments in foreign operations using foreign exchange forwards, only the undiscounted spot element of the foreign exchange forward is designated as the hedging instrument. Accordingly, changes in the fair value of the hedging instrument as a result of changes in forward rates and the effects of discounting are not included in the hedging effectiveness assessment. Foreign operations are only hedged to the extent of the liability or notional amount of the derivative; we generally do not expect to incur significant ineffectiveness on hedges of net investments in foreign operations.

Equity price risk

We use total return swaps in cash flow hedges to mitigate the cash flow variability of the expected payment associated with our cash settled share-based compensation plan for certain key employees by exchanging interest payments for indexed RBC share price change and dividend returns.

Credit risk

We predominantly use credit derivatives to economically hedge our credit exposures. We mitigate industry sector concentrations and single-name exposures related to our credit portfolio by purchasing credit derivatives to transfer credit risk to third parties.

Derivative instruments designated in hedging relationships

The following table presents the fair values of the derivative instruments and the principal amounts of the non-derivative liabilities, categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

Derivatives and non-derivative instruments (1)

	As at
	October 31, 2020				October 31, 2019
	Designated as hedging instruments in hedging relationships				Designated as hedging instruments in hedging relationships

(Millions of Canadian dollars)	Fair value	Cash flow	Net investment	Not designated in a hedging relationship	Fair value	Cash flow	Net investment	Not designated in a hedging relationship
Assets
Derivative instruments	$102	$1	$19	$113,366	$146	$77	$52	$101,285
Liabilities
Derivative instruments	298	30	58	109,541	187	526	70	97,760
Non-derivative instruments	–	–	28,702	n.a.	–	–	27,688	n.a.

(1)	The fair value reflects the impact of the election to characterize the daily variation margin as settlement of the related derivative fair values as permitted by certain central counterparties.
n.a.	not applicable

182            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

The following tables provide the maturity analysis of the notional amounts and the weighted average rates of the hedging instruments and their carrying amounts by types of hedging relationships:

Fair value hedges

	As at October 31, 2020
	Notional amounts				Carrying amount (1)

(Millions of Canadian dollars, except average rates)	Within 1 year	1 through 5 years	Over 5 years	Total	Assets	Liabilities
Interest rate risk
Interest rate contracts
Hedge of fixed rate assets	$14,410	$28,182	$6,709	$49,301	$1	$298
Hedge of fixed rate liabilities	21,207	38,704	6,415	66,326	101	–
Weighted average fixed interest rate
Hedge of fixed rate assets	1.5%	1.0%	2.0%	1.3%
Hedge of fixed rate liabilities	1.7%	1.4%	1.8%	1.6%

	As at October 31, 2019
	Notional amounts				Carrying amount (1)

(Millions of Canadian dollars, except average rates)	Within 1 year	1 through 5 years	Over 5 years	Total	Assets	Liabilities
Interest rate risk
Interest rate contracts
Hedge of fixed rate assets	$4,625	$20,439	$3,909	$28,973	$2	$187
Hedge of fixed rate liabilities	16,003	48,361	9,065	73,429	144	–
Weighted average fixed interest rate
Hedge of fixed rate assets	1.9%	2.2%	2.7%	2.2%
Hedge of fixed rate liabilities	1.7%	1.8%	1.8%	1.7%

(1)	The carrying value reflects the impact of the election to characterize the daily variation margin as settlement of the related derivative fair values as permitted by certain central counterparties.

Cash flow hedges

	As at October 31, 2020
	Notional amounts				Carrying amount (1)

(Millions of Canadian dollars, except average rates)	Within 1 year	1 through 5 years	Over 5 years	Total	Assets	Liabilities
Interest rate risk
Interest rate contracts
Hedge of variable rate assets	$15,309	$10,663	$1,762	$27,734	$–	$–
Hedge of variable rate liabilities	5,616	61,697	5,384	72,697	–	–
Weighted average fixed interest rate
Hedge of variable rate assets	0.6%	1.4%	1.8%	1.0%
Hedge of variable rate liabilities	1.9%	1.5%	1.4%	1.5%
Foreign exchange risk
Cross currency swaps	$700	$160	$–	$860	$1	$2
Weighted average CAD-JPY exchange rate	0.01	–	–	0.01
Weighted average CAD-EUR exchange rate	–	1.52	–	1.52
Weighted average USD-EUR exchange rate	–	–	–	–

	As at October 31, 2019
	Notional amounts				Carrying amount (1)

(Millions of Canadian dollars, except average rates)	Within 1 year	1 through 5 years	Over 5 years	Total	Assets	Liabilities
Interest rate risk
Interest rate contracts
Hedge of variable rate assets	$17,327	$11,729	$1,696	$30,752	$–	$–
Hedge of variable rate liabilities	200	54,610	4,803	59,613	–	–
Weighted average fixed interest rate
Hedge of variable rate assets	2.1%	2.0%	2.6%	2.1%
Hedge of variable rate liabilities	2.6%	1.9%	2.4%	2.0%
Foreign exchange risk
Cross currency swaps	$2,937	$63	$88	$3,088	$2	$526
Weighted average CAD-JPY exchange rate	–	–	–	–
Weighted average CAD-EUR exchange rate	–	1.48	1.55	1.52
Weighted average USD-EUR exchange rate	1.33	–	–	1.33

(1)	The carrying value reflects the impact of the election to characterize the daily variation margin as settlement of the related derivative fair values as permitted by certain central counterparties.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            183

Note 8 Derivative financial instruments and hedging activities (continued)

Net investment hedges

	As at October 31, 2020
	Notional/Principal				Carrying amount

(Millions of Canadian dollars, except average rates)	Within 1 year	1 through 5 years	Over 5 years	Total	Assets	Liabilities
Foreign exchange risk
Foreign currency liabilities	$7,722	$18,706	$2,274	$28,702	n.a.	$29,175
Weighted average CAD-USD exchange rate	1.29	1.31	1.31	1.30
Weighted average CAD-EUR exchange rate	–	1.51	1.50	1.51
Weighted average CAD-GBP exchange rate	1.73	1.65	–	1.69
Forward contracts	$7,869	$–	$–	$7,869	$19	$58
Weighted average CAD-USD exchange rate	1.33	–	–	1.33
Weighted average CAD-EUR exchange rate	1.56	–	–	1.56
Weighted average CAD-GBP exchange rate	1.71	–	–	1.71

	As at October 31, 2019
	Notional/Principal				Carrying amount

(Millions of Canadian dollars, except average rates)	Within 1 year	1 through 5 years	Over 5 years	Total	Assets	Liabilities
Foreign exchange risk
Foreign currency liabilities	$8,701	$14,843	$4,144	$27,688	n.a.	$27,859
Weighted average CAD-USD exchange rate	1.31	1.29	1.31	1.30
Weighted average CAD-EUR exchange rate	–	–	1.51	1.51
Weighted average CAD-GBP exchange rate	–	1.69	–	1.69
Forward contracts	$5,355	$–	$–	$5,355	$52	$70
Weighted average CAD-USD exchange rate	1.33	–	–	1.33
Weighted average CAD-EUR exchange rate	1.47	–	–	1.47
Weighted average CAD-GBP exchange rate	1.67	–	–	1.67

n.a.	not applicable

The following tables present the details of the hedged items categorized by their hedging relationships:

Fair value hedges – assets and liabilities designated as hedged items

	As at and for the year ended October 31, 2020
	Carrying amount		Accumulated amount of fair value adjustments on the hedged item included in the carrying amount

(Millions of Canadian dollars)	Assets	Liabilities	Assets	Liabilities	Balance sheet items:	Changes in fair values used for calculating hedge ineffectiveness
Interest rate risk
Fixed rate assets (1)	$49,272	$–	$1,058	$–	Securities – Investment, net of applicable allowance; Loans – Retail; Loans – Wholesale	$879
Fixed rate liabilities (1)	–	68,130	–	1,817	Deposits – Business and government; Subordinated debentures	(1,142)

	As at and for the year ended October 31, 2019
	Carrying amount		Accumulated amount of fair value adjustments on the hedged item included in the carrying amount

(Millions of Canadian dollars)	Assets	Liabilities	Assets	Liabilities	Balance sheet items:	Changes in fair values used for calculating hedge ineffectiveness
Interest rate risk
Fixed rate assets (1)	$29,985	$–	$569	$–	Securities – Investment, net of applicable allowance; Loans – Retail	$1,028
Fixed rate liabilities (1)	–	74,099	–	693	Deposits – Business and government; Subordinated debentures	(2,045)

(1)	As at October 31, 2020, the accumulated amount of fair value hedge adjustments remaining in the Balance Sheet for hedged items that have ceased to be adjusted for hedging gains and losses is a gain of $32 million for fixed-rate assets and a loss of $94 million for fixed-rate liabilities (October 31, 2019 – loss of $53 million and $170 million, respectively).

184            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

Cash flow and net investment hedges – assets and liabilities designated as hedged items

	As at and for the year ended October 31, 2020
	Balance sheet items:	Changes in fair values used for calculating hedge ineffectiveness	Cash flow hedge/foreign currency translation reserve
(Millions of Canadian dollars)			Continuing hedges	Discontinued hedges
Cash flow hedges
Interest rate risk
Variable rate assets	Securities – Investment, net of applicable allowance; Loans – Retail	$(484)	$294	$285
Variable rate liabilities	Deposits – Business and government; Deposits – Personal	1,839	(1,540)	(523)
Foreign exchange risk
Fixed rate assets	Securities – Investment, net of applicable allowance; Loans – Retail	2	6	–
Fixed rate liabilities	Deposits – Business and government	(164)	–	–
Net investment hedges
Foreign exchange risk
Foreign subsidiaries	n.a.	535	(6,363)	(421)

	As at and for the year ended October 31, 2019
	Balance sheet items:	Changes in fair values used for calculating hedge ineffectiveness	Cash flow hedge/foreign currency translation reserve
(Millions of Canadian dollars)			Continuing hedges	Discontinued hedges
Cash flow hedges
Interest rate risk
Variable rate assets	Securities – Investment, net of applicable allowance; Loans – Retail	$(608)	$163	$84
Variable rate liabilities	Deposits – Business and government; Deposits – Personal	1,274	(372)	70
Foreign exchange risk
Fixed rate assets	Securities – Investment, net of applicable allowance; Loans – Retail	(5)	(1)	–
Fixed rate liabilities	Deposits – Business and government	125	9	–
Net investment hedges
Foreign exchange risk
Foreign subsidiaries	n.a.	(7)	(5,407)	(871)

n.a. not applicable

Effectiveness of designated hedging relationships

	For the year ended October 31, 2020

(Millions of Canadian dollars)	Change in fair value of hedging instrument	Hedge ineffectiveness recognized in income (1)	Changes in the value of the hedging instrument recognized in OCI	Amount reclassified from hedge reserves to income
Fair value hedges
Interest rate risk
Interest rate contracts – fixed rate assets	$(931)	$(52)	$–	$–
Interest rate contracts – fixed rate liabilities	1,157	15	–	–
Cash flow hedges
Interest rate risk
Interest rate contracts – variable rate assets	501	16	532	200
Interest rate contracts – variable rate liabilities	(1,803)	1	(2,127)	(367)
Foreign exchange risk
Cross currency swap – fixed rate assets	(2)	–	3	(5)
Cross currency swap – fixed rate liabilities	164	–	113	122
Net investment hedges
Foreign exchange risk
Foreign currency liabilities	(405)	5	(410)	–
Forward contracts	(124)	1	(125)	(28)

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            185

Note 8 Derivative financial instruments and hedging activities (continued)

	For the year ended October 31, 2019

(Millions of Canadian dollars)	Change in fair value of hedging instrument	Hedge ineffectiveness recognized in income (1)	Changes in the value of the hedging instrument recognized in OCI	Amount reclassified from hedge reserves to income
Fair value hedges
Interest rate risk
Interest rate contracts – fixed rate assets	$(1,060)	$(32)	$–	$–
Interest rate contracts – fixed rate liabilities	2,032	(13)	–	–
Cash flow hedges
Interest rate risk
Interest rate contracts – variable rate assets	605	8	582	(25)
Interest rate contracts – variable rate liabilities	(1,261)	(5)	(1,265)	220
Foreign exchange risk
Cross currency swap – fixed rate assets	5	–	8	5
Cross currency swap – fixed rate liabilities	(125)	–	(193)	(106)
Net investment hedges
Foreign exchange risk
Foreign currency liabilities	(50)	–	(50)	–
Forward contracts	57	–	57	(2)

(1)	Hedge ineffectiveness recognized in income included losses of $94 million that are excluded from the assessment of hedge effectiveness and are offset by economic hedges (October 31, 2019 – $70 million).

Reconciliation of components of equity

The following table provides a reconciliation by risk category of each component of equity and an analysis of other comprehensive income relating to hedge accounting:

	For the year ended October 31, 2020		For the year ended October 31, 2019

(Millions of Canadian dollars)	Cash flow hedge reserve	Foreign currency translation reserve	Cash flow hedge reserve	Foreign currency translation reserve
Balance at the beginning of the year	$(6)	$4,221	$688	$4,147
Cash flow hedges
Effective portion of changes in fair value:
Interest rate risk	(1,595)		(683)
Foreign exchange risk	115		(185)
Equity price risk	(77)		108
Net amount reclassified to profit or loss:
Ongoing hedges:
Interest rate risk	277		24
Foreign exchange risk	(119)		104
Equity price risk	53		(93)
De-designated hedges:
Interest rate risk	(110)		(219)
Foreign exchange risk	–		–
Net gain on hedge of net investment in foreign operations
Foreign exchange denominated debt		(410)		(50)
Forward foreign exchange contracts		(125)		57
Foreign currency translation differences for foreign operations		813		66
Reclassification of losses (gains) on foreign currency translation to income		(21)		2
Reclassification of losses (gains) on net investment hedging activities to income		28		2
Tax on movements on reserves during the period	383	126	250	(3)
Balance at the end of the year	$(1,079)	$4,632	$(6)	$4,221

186            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

Note 9 Premises and equipment

	For the year ended October 31, 2020
	Owned by the Bank (1), (2)						Right-of-use lease assets

(Millions of Canadian dollars)	Land	Buildings	Computer equipment	Furniture, fixtures and other equipment	Leasehold improvements	Work in process	Buildings	Equipment	Total
Cost
Balance at beginning of period	$153	$1,395	$2,062	$1,557	$3,001	$432	$4,956	$363	$13,919
Additions	–	26	82	42	14	623	281	115	1,183
Transfers from work in process	–	9	279	93	449	(830)	–	–	–
Disposals	(1)	(4)	(157)	(42)	(124)	(2)	(58)	(57)	(445)
Foreign exchange translation	1	4	7	4	10	(2)	38	1	63
Other	(1)	(14)	(51)	30	33	(18)	(46)	(1)	(68)
Balance at end of period	$152	$1,416	$2,222	$1,684	$3,383	$203	$5,171	$421	$14,652
Accumulated depreciation
Balance at beginning of period	$–	$703	$1,553	$1,137	$2,074	$–	$–	$205	$5,672
Depreciation	–	47	267	109	224	–	600	86	1,333
Disposals	–	(3)	(155)	(39)	(112)	–	(12)	(16)	(337)
Foreign exchange translation	–	1	4	3	3	–	(2)	–	9
Other	–	6	(17)	55	(1)	–	(2)	–	41
Balance at end of period	$–	$754	$1,652	$1,265	$2,188	$–	$584	$275	$6,718
Net carrying amount at end of period	$152	$662	$570	$419	$1,195	$203	$4,587	$146	$7,934

	For the year ended October 31, 2019

(Millions of Canadian dollars)	Land	Buildings	Computer equipment	Furniture, fixtures and other equipment	Leasehold improvements	Work in process	Total
Cost
Balance at beginning of period	$153	$1,399	$2,123	$1,373	$2,726	$264	$8,038
Additions (1)	–	–	195	129	81	591	996
Transfers from work in process	–	4	84	82	262	(432)	–
Disposals	–	(10)	(68)	(29)	(65)	–	(172)
Foreign exchange translation	–	–	3	(1)	2	–	4
Other	–	2	(12)	3	(5)	9	(3)
Balance at end of period	$153	$1,395	$2,325	$1,557	$3,001	$432	$8,863
Accumulated depreciation
Balance at beginning of period	$–	$669	$1,556	$1,051	$1,930	$–	$5,206
Depreciation	–	45	273	113	196	–	627
Disposals	–	(8)	(61)	(26)	(56)	–	(151)
Foreign exchange translation	–	–	1	–	1	–	2
Other	–	(3)	(11)	(1)	3	–	(12)
Balance at end of period	$–	$703	$1,758	$1,137	$2,074	$–	$5,672
Net carrying amount at end of period	$153	$692	$567	$420	$927	$432	$3,191

(1)	As at October 31, 2020, we had total contractual commitments of $94 million to purchase premises and equipment (October 31, 2019 – $338 million).
(2)	These amounts reflect certain transition adjustments made upon adoption of IFRS 16. Refer to Note 2 for further details.

Lease payments (IFRS 16)

Total lease payments for the year ended October 31, 2020 were $1,338 million, of which $654 million or 49% relates to variable payments and $684 million or 51% relates to fixed payments.

Total variable lease payments not included in the measurement of lease liabilities were $635 million for the year ended October 31, 2020.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            187

Note 9 Premises and equipment (continued)

Lease commitments (IAS 17)

Operating lease commitments

The minimum future lease payments under non-cancellable operating leases under IAS 17 were as follows:

	As at October 31, 2019

(Millions of Canadian dollars)	Land and buildings	Equipment
Future minimum lease payments
No later than one year	$721	$88
Later than one year and no later than five years	2,251	101
Later than five years	3,039	–
	6,011	189
Less: Future minimum sublease payments to be received	(25)	–
Net future minimum lease payments	$5,986	$189

Note 10 Goodwill and other intangible assets

Goodwill

	For the year ended October 31, 2020

(Millions of Canadian dollars)	Canadian Banking	Caribbean Banking	Canadian Wealth Management	Global Asset Management	U.S. Wealth Management (including City National)	International Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Total
Balance at beginning of period	$2,555	$1,727	$579	$1,985	$2,943	$120	$112	$148	$1,067	$11,236
Acquisitions	2	–	6	–	1	–	–	–	–	9
Dispositions	–	(16)	–	–	–	–	–	–	–	(16)
Currency translations	–	8	2	16	34	1	–	1	11	73
Balance at end of period	$2,557	$1,719	$587	$2,001	$2,978	$121	$112	$149	$1,078	$11,302

	For the year ended October 31, 2019

(Millions of Canadian dollars)	Canadian Banking	Caribbean Banking	Canadian Wealth Management	Global Asset Management	U.S. Wealth Management (including City National)	International Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Total
Balance at beginning of period	$2,528	$1,729	$579	$1,986	$2,870	$118	$112	$148	$1,067	$11,137
Acquisitions	27	–	–	–	71	–	–	–	–	98
Dispositions	–	–	–	(20)	–	–	–	–	–	(20)
Currency translations	–	(2)	–	19	2	2	–	–	–	21
Balance at end of period	$2,555	$1,727	$579	$1,985	$2,943	$120	$112	$148	$1,067	$11,236

We perform our annual impairment test by comparing the carrying amount of each CGU to its recoverable amount. The recoverable amount of a CGU is represented by its value in use, except in circumstances where the carrying amount of a CGU exceeds its value in use. In such cases, the greater of the CGU’s fair value less costs of disposal and its value in use is the recoverable amount. Our annual impairment test is performed as at August 1.

The environment is rapidly evolving and as a result, our economic outlook has a higher than usual degree of uncertainty, which may, in future periods, materially change the expected future cash flows of our CGUs and result in an impairment charge. Actual experience may differ materially from current expectations, including in relation to the duration and severity of the economic contraction and the ultimate timing and extent of a future recovery.

In our 2020 and 2019 annual impairment tests, the recoverable amounts of our Caribbean Banking and International Wealth Management CGUs were based on their fair value less costs of disposal. The recoverable amounts of all other CGUs tested were based on their value in use.

Value in use

We calculate value in use using a five-year discounted cash flow method. Future cash flows are based on financial plans agreed by management, estimated based on forecast results, business initiatives, capital required to support future cash flows and returns to shareholders. Key drivers of future cash flows include net interest margins and average interest-earning assets. The values assigned to these drivers over the forecast period are based on past experience, external and internal economic forecasts, and management’s expectations of the impact of economic conditions on our financial results. Beyond the initial cash flow projection period, cash flows are assumed to increase at a constant rate using a nominal long-term growth rate (terminal growth rate), with the exception of our U.S. Wealth Management (including City National) CGU where we applied a mid-term growth rate consistent with our growth expectations for this business, reverting to the terminal growth rate after 10 years. Terminal growth rates are based on the current market assessment of gross domestic product and inflation for the countries within which the CGU operates. The discount rates used to determine the present value of each CGU’s projected future cash flows are based on the bank-wide cost of capital, adjusted for the risks to which each CGU is exposed. CGU-specific risks include: country risk, business/operational risk, geographic risk (including political risk, devaluation risk, and government regulation), currency risk, and price risk (including product pricing risk and inflation).

188            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

As a result of the economic disruptions triggered by COVID-19, the recoverable amounts of certain CGUs, including Capital Markets and U.S. Wealth Management (including City National), which are more sensitive to economic uncertainties, including interest rate movements, have declined, but continue to exceed carrying amounts despite impacts from the COVID-19 pandemic.

The estimation of value in use involves significant judgment in the determination of inputs to the discounted cash flow model and is most sensitive to changes in future cash flows, discount rates and terminal growth rates applied to cash flows beyond the forecast period. The sensitivity of the value in use to key inputs and assumptions used was tested by recalculating the recoverable amount using reasonably possible changes to those parameters. The post-tax discount rates were increased by 1%, terminal growth rates were decreased by 1%, and future cash flows were reduced by 10%. As at August 1, 2020, no reasonably possible change in an individual key input or assumption, as described, would result in a CGU’s carrying amount exceeding its recoverable amount based on value in use.

The terminal growth rates and pre-tax discount rates used in our discounted cash flow models are summarized below.

	As at
	August 1, 2020		August 1, 2019

	Discount rate (1)	Terminal growth rate	Discount rate (1)	Terminal growth rate
Group of cash generating units
Canadian Banking	9.5%	3.0%	10.2%	3.0%
Caribbean Banking	11.4	3.7	11.9	4.2
Canadian Wealth Management	10.4	3.0	11.2	3.0
Global Asset Management	10.5	3.0	11.1	3.0
U.S. Wealth Management (including City National)	10.7	3.0	11.2	3.0
International Wealth Management (2)	n.m.	n.m.	n.m.	n.m.
Insurance	10.2	3.0	11.0	3.0
Investor & Treasury Services	10.2	3.0	10.9	3.0
Capital Markets	12.0	3.0	11.8	3.0

(1)	Pre-tax discount rates are determined implicitly based on post-tax discount rates.
(2)	The recoverable amount for our International Wealth Management CGU is determined using a multiples-based approach.
n.m.	not meaningful

Fair value less costs of disposal – Caribbean Banking

For our Caribbean Banking CGU, we calculated fair value less costs of disposal using a discounted cash flow method that projects future cash flows over a 5-year period. We also considered reasonably possible alternative scenarios, including market comparable transactions, which yielded valuations ranging from an immaterial surplus to an immaterial deficit. Cash flows are based on management forecasts, adjusted to approximate the considerations of a prospective third-party buyer. Cash flows beyond the initial 5-year period are assumed to increase at a constant rate using a nominal long-term growth rate. Future cash flows, terminal growth rates, and discount rates are based on the same factors noted above. This fair value measurement is categorized as level 3 in the fair value hierarchy as certain significant inputs are not observable. We use significant judgment to determine inputs to the discounted cash flow model which are most sensitive to changes in future cash flows, discount rates and terminal growth rates applied to cash flows beyond the forecast period. The sensitivity of the fair value less costs of disposal to key inputs and assumptions was tested by recalculating the recoverable amount using reasonably possible change to those parameters.

As a result of the economic disruptions triggered by COVID-19, the recoverable amount of our Caribbean Banking CGU has declined. As at August 1, 2020, the recoverable amount of our Caribbean Banking CGU, based on fair value less costs of disposal, approximates its carrying amount (August 1, 2019 – the fair value less costs of disposal was 126% of its carrying amount). In determining the recoverable amount, forecast future cash flows were discounted using a pre-tax rate of 11.4% (August 1, 2019 - 11.9%), reflecting a lower interest rate environment, and the terminal growth rate used was 3.7% (August 1, 2019 - 4.2%), reflecting uncertainty due to the pandemic. A 50 bps change in the discount rate would increase and decrease the recoverable amount by $335 million and $288 million, respectively. A 50 bps change in the terminal growth rate would increase and decrease the recoverable amount by $266 million and $228 million, respectively. A reduction in the forecasted cash flows of 10% per annum would reduce the recoverable amount by $392 million. Changes in these assumptions have been applied holding other individual factors constant. However, changes in one factor may be magnified or offset by related changes in other assumptions as impacts to the recoverable amount are highly interdependent and changes in assumptions may not have a linear effect on the recoverable amount of the CGU. In aggregate, the range of reasonably possible outcomes would not materially affect the recoverable amount of the CGU.

Fair value less costs of disposal – International Wealth Management

For our International Wealth Management CGU, we calculated fair value less costs of disposal using a multiples-based approach. Each business within the CGU was valued using either a Price-to-assets-under-administration (P/AUA) or Price-to-revenue (P/Rev) multiple, as appropriate, to reflect the considerations of a prospective third-party buyer. In 2020, we applied a P/AUA multiple of 2.25% to AUA as at August 1 (August 1, 2019 – 2.25%) and a P/Rev multiple of 2.5x (August 1, 2019 – 2.5x) to revenue for the 12 months preceding the testing date. These multiples represent our best estimate from a range of reasonably possible inputs based on precedent transactions for comparable businesses. This fair value measurement is categorized as level 3 in the fair value hierarchy as certain significant inputs are not observable.

The estimation of fair value less costs of disposal involves significant judgment in the determination of the appropriate valuation approach and inputs and is most sensitive to changes in the P/AUA and P/Rev multiples. The sensitivity of the fair value less costs of disposal to key inputs was tested by reducing each multiple to the low end of the range of reasonably possible inputs considered. As at August 1, 2020, no reasonably possible change in an individual key input or assumption, as described, would result in the CGU’s carrying amount exceeding its recoverable amount based on fair value less costs of disposal.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            189

Note 10 Goodwill and other intangible assets (continued)

Other intangible assets

	For the year ended October 31, 2020

(Millions of Canadian dollars)	Internally generated software	Other software	Core deposit intangibles	Customer list and relationships	In process software	Total
Gross carrying amount
Balance at beginning of period	$6,941	$1,684	$1,567	$1,773	$1,240	$13,205
Additions	54	47	–	143	1,157	1,401
Acquisitions through business combinations	–	6	–	10	–	16
Transfers	936	193	–	–	(1,129)	–
Dispositions	(149)	(13)	–	–	(4)	(166)
Impairment losses	(116)	(4)	–	–	(10)	(130)
Currency translations	20	7	19	13	8	67
Other changes	(10)	(19)	–	(23)	(21)	(73)
Balance at end of period	$7,676	$1,901	$1,586	$1,916	$1,241	$14,320
Accumulated amortization
Balance at beginning of period	$(5,256)	$(1,357)	$(627)	$(1,291)	$–	$(8,531)
Amortization charge for the year	(855)	(144)	(160)	(114)	–	(1,273)
Dispositions	147	12	–	–	–	159
Impairment losses	88	–	–	–	–	88
Currency translations	(14)	(6)	(6)	(9)	–	(35)
Other changes	6	(5)	–	23	–	24
Balance at end of period	$(5,884)	$(1,500)	$(793)	$(1,391)	$–	$(9,568)
Net balance at end of period	$1,792	$401	$793	$525	$1,241	$4,752

	For the year ended October 31, 2019

(Millions of Canadian dollars)	Internally generated software	Other software	Core deposit intangibles	Customer list and relationships	In process software	Total
Gross carrying amount
Balance at beginning of period	$5,984	$1,582	$1,750	$1,768	$1,146	$12,230
Additions	42	49	–	–	1,184	1,275
Acquisitions through business combinations	–	16	–	6	–	22
Transfers	1,009	42	–	–	(1,051)	–
Dispositions	–	(1)	–	–	–	(1)
Impairment losses	(94)	(6)	–	–	(42)	(142)
Currency translations	–	1	1	7	(2)	7
Other changes	–	1	(184)	(8)	5	(186)
Balance at end of period	$6,941	$1,684	$1,567	$1,773	$1,240	$13,205
Accumulated amortization
Balance at beginning of period	$(4,501)	$(1,226)	$(654)	$(1,162)	$–	$(7,543)
Amortization charge for the year	(793)	(121)	(159)	(124)	–	(1,197)
Dispositions	–	–	–	–	–	–
Impairment losses	30	2	–	–	–	32
Currency translations	(1)	(1)	1	(6)	–	(7)
Other changes	9	(11)	185	1	–	184
Balance at end of period	$(5,256)	$(1,357)	$(627)	$(1,291)	$–	$(8,531)
Net balance at end of period	$1,685	$327	$940	$482	$1,240	$4,674

Note 11 Significant dispositions

Wealth Management

On October 30, 2019, we completed the sale of our private debt Global Asset Management business in the United Kingdom to Dyal Capital Partners. As a result of the transaction, we recorded a pre-tax gain of $142 million in Non-interest income – Other ($134 million after-tax). The assets, liabilities and equity that were included in the disposal group are not significant.

Note 12 Joint ventures and associated companies

The following table summarizes the carrying value of our interests in joint ventures and associated companies accounted for under the equity method as well as our share of the income of those entities.

	Joint ventures		Associated companies
	As at and for the year ended

(Millions of Canadian dollars)	October 31 2020	October 31 2019	October 31 2020	October 31 2019
Carrying amount	$193	$178	$459	$474
Share of:
Net income	$87	$107	$(10)	$(31)

190            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

We do not have any joint ventures or associated companies that are individually material to our financial results.

During the year ended October 31, 2020, we recognized impairment losses of $4 million with respect to our interests in joint ventures and associated companies (October 31, 2019 – impairment losses of $2 million).

Certain of our subsidiaries, joint ventures and associates are subject to regulatory requirements of the jurisdictions in which they operate. When these subsidiaries, joint ventures and associates are subject to such requirements, they may be restricted from transferring to us our share of their assets in the form of cash dividends, loans or advances. As at October 31, 2020, restricted net assets of these subsidiaries, joint ventures and associates were $37.7 billion (October 31, 2019 – $34.9 billion).

Note 13 Other assets

	As at

(Millions of Canadian dollars)	October 31 2020	October 31 2019
Accounts receivable and prepaids	$4,600	$4,569
Accrued interest receivable	2,362	2,866
Cash collateral	18,119	15,629
Commodity trading receivables	4,104	4,232
Deferred income tax asset	2,579	1,989
Employee benefit assets	143	147
Insurance-related assets
Collateral loans	801	926
Policy loans	97	95
Reinsurance assets	949	748
Other	93	78
Investments in joint ventures and associates	652	652
Margin deposits	9,816	5,688
Precious metals	2,371	416
Receivable from brokers, dealers and clients	2,077	2,511
Taxes receivable	5,487	5,553
Other	4,671	2,974
	$58,921	$49,073

Note 14 Deposits

	As at
	October 31, 2020				October 31, 2019

(Millions of Canadian dollars)	Demand (1)	Notice (2)	Term (3)	Total	Demand (1)	Notice (2)	Term (3)	Total
Personal	$182,745	$61,761	$98,546	$343,052	$143,958	$49,806	$100,968	$294,732
Business and government	315,472	16,585	292,254	624,311	253,113	13,867	298,502	565,482
Bank	12,502	956	31,064	44,522	8,363	920	16,508	25,791
	$510,719	$79,302	$421,864	$1,011,885	$405,434	$64,593	$415,978	$886,005
Non-interest-bearing (4)
Canada	$123,402	$7,390	$368	$131,160	$93,163	$5,692	$137	$98,992
United States	43,831	–	–	43,831	34,632	–	–	34,632
Europe (5)	654	–	–	654	760	–	–	760
Other International	7,372	–	–	7,372	5,225	5	–	5,230
Interest-bearing (4)
Canada	287,046	19,036	310,492	616,574	228,386	15,306	333,118	576,810
United States	7,190	52,046	57,037	116,273	4,704	39,626	41,776	86,106
Europe (5)	33,810	830	37,250	71,890	33,073	825	30,090	63,988
Other International	7,414	–	16,717	24,131	5,491	3,139	10,857	19,487
	$510,719	$79,302	$421,864	$1,011,885	$405,434	$64,593	$415,978	$886,005

(1)	Demand deposits are deposits for which we do not have the right to require notice of withdrawal, which include both savings and chequing accounts.
(2)	Notice deposits are deposits for which we can legally require notice of withdrawal. These deposits are primarily savings accounts.
(3)	Term deposits are deposits payable on a fixed date, and include term deposits, guaranteed investment certificates and similar instruments.
(4)	The geographical splits of the deposits are based on the point of origin of the deposits and where the revenue is recognized. As at October 31, 2020, deposits denominated in U.S. dollars, British pounds, Euro and other foreign currencies were $347 billion, $32 billion, $47 billion and $33 billion, respectively (October 31, 2019 – $321 billion, $23 billion, $45 billion and $31 billion, respectively).
(5)	Europe includes the United Kingdom, Luxembourg, the Channel Islands, France and Italy.

Contractual maturities of term deposits

	As at
(Millions of Canadian dollars)	October 31 2020	October 31 2019
Within 1 year:
less than 3 months	$121,144	$94,585
3 to 6 months	62,892	62,814
6 to 12 months	78,676	92,507
1 to 2 years	32,950	50,055
2 to 3 years	42,201	31,852
3 to 4 years	26,749	31,373
4 to 5 years	24,651	21,130
Over 5 years	32,601	31,662
	$421,864	$415,978
Aggregate amount of term deposits in denominations of one hundred thousand dollars or more	$388,000	$379,000

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            191

Note 14 Deposits (continued)

Average deposit balances and average rates of interest

	For the year ended
	October 31, 2020		October 31, 2019
(Millions of Canadian dollars, except for percentage amounts)	Average balances	Average rates	Average balances	Average rates
Canada	$725,021	1.02%	$650,555	1.60%
United States	144,011	0.46	129,903	1.17
Europe	73,317	0.76	63,333	1.15
Other International	28,283	0.68	26,290	1.20
	$970,632	0.90%	$870,081	1.49%

Note 15 Insurance

Risk management

Insurance risk is the risk of fluctuations in the timing, frequency or severity of insured events, relative to our expectations at the time of underwriting. We do not have a high degree of concentration risk due to our geographic diversity and business mix. Concentration risk is not a major concern for the life and health insurance business as it does not have a material level of region-specific characteristics. Reinsurance is also used for a majority of our businesses to lower our risk profile and limit the liability on a single claim. We manage underwriting and pricing risk through the use of underwriting guidelines which detail the class, nature and type of business that may be accepted, pricing policies by product line and centralized control of policy wordings. The risk that claims are handled or paid inappropriately is mitigated by using a range of information technology (IT) system controls and manual processes conducted by experienced staff. These, together with a range of detailed policies and procedures, ensure that all claims are handled in a timely, appropriate and accurate manner.

Reinsurance

In the ordinary course of business, our insurance operations reinsure risks to other insurance and reinsurance companies in order to lower our risk profile, limit loss exposure to large risks, and provide additional capacity for future growth. These ceding reinsurance arrangements do not relieve our insurance subsidiaries from our direct obligations to the insured parties. We evaluate the financial condition of the reinsurers and monitor our concentrations of credit risks to minimize our exposure to losses from reinsurer insolvency. Reinsurance amounts (ceded premiums) included in Non-interest income are shown in the table below.

Net premiums and claims

	For the year ended
(Millions of Canadian dollars)	October 31 2020	October 31 2019
Gross premiums	$4,515	$4,209
Premiums ceded to reinsurers	(249)	(225)
Net premiums	$4,266	$3,984
Gross claims and benefits (1)	$3,700	$3,990
Reinsurers’ share of claims and benefits	(316)	(241)
Net claims	$3,384	$3,749
(1)	Includes the change in fair value of investments backing our policyholder liabilities, which are largely offset in revenue.

Insurance claims and policy benefit liabilities

All actuarial assumptions are set in conjunction with Canadian Institute of Actuaries Standards of Practice and OSFI requirements. The assumptions that have the greatest effect on the measurement of insurance liabilities, the processes used to determine them and the assumptions used as at October 31, 2020 are as follows:

Mortality and morbidity – Mortality estimates are based on standard industry insured mortality tables, adjusted where appropriate to reflect our own experience. Morbidity assumptions are made with respect to the rates of claim incidence and claim termination for health insurance policies and are based on a combination of industry and our own experience.

Future investment yield – Assumptions are based on the current yield rate, a reinvestment assumption and an allowance for future credit losses for each line of business, and are developed using interest rate scenario testing, including prescribed scenarios for determination of minimum liabilities as set out in the actuarial standards.

Policyholder behaviour – Under certain policies, the policyholder has a contractual right to change benefits and premiums, as well as convert policies to permanent forms of insurance. All policyholders have the right to terminate their policies through lapse. Lapses represent the termination of policies due to non-payment of premiums. Lapse assumptions are primarily based on our recent experience adjusted for emerging industry experience where applicable.

192            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

Significant insurance assumptions

	As at

	October 31 2020	October 31 2019
Life Insurance
Canadian Insurance
Mortality rates (1)	0.11%	0.12%
Morbidity rates (2)	1.81	1.82
Future reinvestment yield (3)	3.82	3.69
Lapse rates (4)	0.50	0.50
International Insurance
Mortality rates (1)	0.66	0.57
Future reinvestment yield (3)	3.05	3.06

(1)	Average annual death rate for the largest portfolio of insured policies.
(2)	Average net termination rate for the individual and group disability insurance portfolio.
(3)	Ultimate reinvestment rate of the insurance operations.
(4)	Ultimate policy termination rate (lapse rate) for the largest permanent life insurance portfolio that relies on higher termination rate to maintain its profitability (lapse-supported policies).

Insurance claims and policy benefit liabilities

The following table summarizes our gross and reinsurers’ share of insurance liabilities at the end of the year.

	As at
	October 31, 2020			October 31, 2019

(Millions of Canadian dollars)	Gross	Ceded	Net	Gross	Ceded	Net
Life insurance policyholder liabilities
Life, health and annuity	$12,089	$752	$11,337	$11,339	$601	$10,738
Investment contracts (1)	34	–	34	38	–	38
	$12,123	$752	$11,371	$11,377	$601	$10,776
Non-life insurance policyholder liabilities
Unearned premium provision (1)	$7	$–	$7	$29	$–	$29
Unpaid claims provision	126	31	95	62	2	60
	$133	$31	$102	$91	$2	$89
	$12,256	$783	$11,473	$11,468	$603	$10,865

(1)	Insurance liabilities for investment contracts and unearned premium provision are reported in Other liabilities on the Consolidated Balance Sheets.

Reconciliation of life insurance policyholder liabilities

	For the year ended
	October 31, 2020			October 31, 2019

(Millions of Canadian dollars)	Gross	Ceded	Net	Gross	Ceded	Net
Balances at beginning of period	$11,377	$601	$10,776	$10,024	$493	$9,531
New and in-force policies (1)	735	141	594	1,479	103	1,376
Changes in assumption and methodology	15	10	5	(122)	5	(127)
Net change in investment contracts	(4)	–	(4)	(4)	–	(4)
Balances at end of period	$12,123	$752	$11,371	$11,377	$601	$10,776

(1)	Includes the change in fair value of investments backing our policyholder liabilities.

The net increase in life insurance claims and policy benefit liabilities over the prior year was attributable to business growth and market movements on assets backing life and health liabilities, partially offset by asset and liability matching activities. During the year, we reviewed all key actuarial methods and assumptions which are used in determining the policy benefit liabilities resulting in a $5 million net increase to insurance liabilities comprised of: (i) a decrease of $74 million for revised actuarial reserves on interest rate risk; (ii) a decrease of $75 million due to reinsurance contract renegotiations; (iii) an increase of $137 million arising from insurance risk related assumption updates largely due to mortality, morbidity, and expense assumptions; and (iv) an increase of $17 million due to valuation system and data changes.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            193

Note 15 Insurance (continued)

Sensitivity analysis

The following table presents the sensitivity of the level of insurance policyholder liabilities disclosed in this note to reasonably possible changes in the actuarial assumptions used to calculate them. The percentage change in each variable is applied to a range of existing actuarial modelling assumptions to derive the possible impact on net income. The analyses are performed where a single assumption is changed while holding other assumptions constant, which is unlikely to occur in practice.

		Net income impact for the year ended
(Millions of Canadian dollars, except for percentage amounts)	Change in variable	October 31 2020	October 31 2019
Increase in market interest rates (1)	1%	$5	$(7)
Decrease in market interest rates (1)	1	(11)	4
Increase in equity market values (2)	10	8	1
Decrease in equity market values (2)	10	(22)	(3)
Increase in maintenance expenses (3)	5	(37)	(33)
Life Insurance (3)
Adverse change in annuitant mortality rates	2	(278)	(205)
Adverse change in assurance mortality rates	2	(70)	(60)
Adverse change in morbidity rates	5	(219)	(205)
Adverse change in lapse rates	10	(252)	(247)

(1)	Sensitivities for market interest rates include the expected current period earnings impact of a 100 basis points shift in the yield curve by increasing the current reinvestment rates while holding the assumed ultimate rates constant. The sensitivity consists of both the impact on assumed reinvestment rates in the actuarial liabilities and any changes in fair value of assets and liabilities from the yield curve shift.
(2)	Sensitivities to changes in equity market values are composed of the expected current period earnings impact from differences in the changes in fair value of the equity asset holdings and the partially offsetting impact on the actuarial liabilities.
(3)	Sensitivities to changes in maintenance expenses and life insurance actuarial assumptions include the expected current period earnings impact from recognition of increased liabilities due to an adverse change in the given assumption over the lifetime of all in-force policies.

Note 16 Segregated funds

We offer certain individual variable insurance contracts that allow policyholders to invest in segregated funds. The investment returns on these funds are passed directly to the policyholders. Amounts invested are at the policyholders’ risk, except where the policyholders have selected options providing maturity and death benefit guarantees. A liability for the guarantees is recorded in Insurance claims and policy benefit liabilities.

Segregated funds net assets are recorded at fair value. All of our segregated funds net assets are categorized as Level 1 in the fair value hierarchy. The fair value of the segregated funds liabilities is equal to the fair value of the segregated funds net assets. Segregated funds net assets and segregated funds liabilities are presented on separate lines on the Consolidated Balance Sheets. The following tables present the composition of net assets and the changes in net assets for the year.

Segregated funds net assets

	As at
(Millions of Canadian dollars)	October 31 2020	October 31 2019
Cash	$35	$31
Investment in mutual funds	1,886	1,631
Other assets (liabilities) net	1	1
	$1,922	$1,663

Changes in net assets

	For the year ended
(Millions of Canadian dollars)	October 31 2020	October 31 2019
Net assets at beginning of period	$1,663	$1,368
Additions (deductions):
Deposits from policyholders	724	557
Net realized and unrealized gains (losses)	12	124
Interest and dividends	49	39
Payment to policyholders	(479)	(386)
Management and administrative fees	(47)	(39)
Net assets at end of period	$1,922	$1,663

194            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

Note 17 Employee benefits – Pension and other post-employment benefits

Plan characteristics

We sponsor a number of programs that provide pension and post-employment benefits to eligible employees. The majority of beneficiaries of the pension plans are located in Canada and other beneficiaries of the pension plans are primarily located in the U.K. and the Caribbean. The pension arrangements including investment, plan benefits and funding decisions are governed by local pension committees or trustees, who are legally segregated from the Bank, or management. Significant plan changes require the approval of the Board of Directors.

Our defined benefit pension plans provide pension benefits based on years of service, contributions and average earnings at retirement. Our primary defined benefit pension plans are closed to new members. New employees are generally eligible to join defined contribution pension plans. The specific features of these plans vary by location. We also provide supplemental non-registered (non-qualified) pension plans for certain executives and senior management that are typically unfunded or partially funded.

Our defined contribution pension plans provide pension benefits based on accumulated employee and Bank contributions. The Bank contributions are based on a percentage of an employee’s annual earnings and a portion of the Bank contribution may be dependent on the amount being contributed by the employee and their years of service.

Our primary other post-employment benefit plans provide health, dental, disability and life insurance coverage and cover a number of current and retired employees who are mainly located in Canada. These plans are unfunded unless required by legislation.

We measure our benefit obligations and pension assets as at October 31 each year. All plans are valued using the projected unit-credit method. We fund our registered defined benefit pension plans in accordance with actuarially determined amounts required to satisfy employee benefit obligations under current pension regulations. For our principal pension plan, the most recent funding actuarial valuation was completed on January 1, 2020, and the next valuation will be completed on January 1, 2021.

For the year ended October 31, 2020, total contributions to our pension plans (defined benefit and defined contribution plans) and other post-employment benefit plans were $1,024 million and $63 million (October 31, 2019 – $551 million and $72 million), respectively. For 2021, total contributions to our pension plans and other post-employment benefit plans are expected to be $455 million and $82 million, respectively.

Risks

By their design, the defined benefit pension and other post-employment benefit plans expose the Bank to various risks such as investment performance, reductions in discount rates used to value the obligations, increased longevity of plan members, future inflation levels impacting future salary increases as well as future increases in healthcare costs. These risks will reduce over time due to the membership closure of our primary defined benefit pension plans and migration to defined contribution pension plans.

The following table presents the financial position related to all of our material pension and other post-employment benefit plans worldwide, including executive retirement arrangements.

	As at

	October 31, 2020		October 31, 2019

(Millions of Canadian dollars)	Defined benefit pension plans	Other post- employment benefit plans	Defined benefit pension plans	Other post- employment benefit plans
Canada
Fair value of plan assets	$15,044	$–	$13,679	$1
Present value of defined benefit obligation	15,408	1,863	14,428	1,722
Net surplus (deficit)	$(364)	$(1,863)	$(749)	$(1,721)
International
Fair value of plan assets	$980	$–	$1,106	$–
Present value of defined benefit obligation	943	90	1,089	98
Net surplus (deficit)	$37	$(90)	$17	$(98)
Total
Fair value of plan assets	$16,024	$–	$14,785	$1
Present value of defined benefit obligation	16,351	1,953	15,517	1,820
Total net surplus (deficit)	$(327)	$(1,953)	$(732)	$(1,819)
Effect of asset ceiling	(1)	–	(1)	–
Total net surplus (deficit), net of effect of asset ceiling	$(328)	$(1,953)	$(733)	$(1,819)
Amounts recognized in our Consolidated Balance Sheets
Employee benefit assets	$143	$–	$147	$–
Employee benefit liabilities	(471)	(1,953)	(880)	(1,819)
Total net surplus (deficit), net of effect of asset ceiling	$(328)	$(1,953)	$(733)	$(1,819)

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            195

Note 17 Employee benefits – Pension and other post-employment benefits (continued)

The following table presents an analysis of the movement in the financial position related to all of our material pension and other post-employment benefit plans worldwide, including executive retirement arrangements.

	As at or for the year ended

	October 31, 2020		October 31, 2019

(Millions of Canadian dollars)	Defined benefit pension plans (1)	Other post- employment benefit plans	Defined benefit pension plans (1)	Other post- employment benefit plans
Fair value of plan assets at beginning of period	$14,785	$1	$13,564	$1
Interest income	447	–	532	–
Remeasurements
Return on plan assets (excluding interest income)	793	–	910	–
Change in foreign currency exchange rate	17	–	9	–
Contributions – Employer	798	63	339	72
Contributions – Plan participant	48	19	48	18
Payments	(623)	(83)	(601)	(90)
Payments – amount paid in respect of settlements	(223)	–	–	–
Other	(18)	–	(16)	–
Fair value of plan assets at end of period	$16,024	$–	$14,785	$1
Benefit obligation at beginning of period	$15,517	$1,820	$13,218	$1,622
Current service costs	367	46	297	39
Past service costs	–	(12)	1	–
Gains and losses on settlements	(5)	–	–	–
Interest expense	462	59	510	65
Remeasurements
Actuarial losses (gains) from demographic assumptions	–	(5)	(4)	(7)
Actuarial losses (gains) from financial assumptions	791	68	1,977	196
Actuarial losses (gains) from experience adjustments	2	38	59	(23)
Change in foreign currency exchange rate	15	3	12	–
Contributions – Plan participant	48	19	48	18
Payments	(623)	(83)	(601)	(90)
Payments – amount paid in respect of settlements	(223)	–	–	–
Benefit obligation at end of period	$16,351	$1,953	$15,517	$1,820
Unfunded obligation	$30	$1,792	$29	$1,671
Wholly or partly funded obligation	16,321	161	15,488	149
Total benefit obligation	$16,351	$1,953	$15,517	$1,820

(1)	For pension plans with funding deficits, the benefit obligations and fair value of plan assets as at October 31, 2020 were $15,054 million and $14,583 million, respectively (October 31, 2019 – $14,329 million and $13,449 million, respectively).

Pension and other post-employment benefit expense

The following table presents the composition of our pension and other post-employment benefit expense related to our material pension and other post-employment benefit plans worldwide.

	For the year ended
	Pension plans		Other post-employment benefit plans

(Millions of Canadian dollars)	October 31 2020	October 31 2019	October 31 2020	October 31 2019
Current service costs	$367	$297	$46	$39
Past service costs	–	1	(12)	–
Gains and losses on settlements	(5)	–	–	–
Net interest expense (income)	15	(22)	59	65
Remeasurements of other long term benefits	–	–	13	13
Administrative expense	18	16	–	–
Defined benefit pension expense	$395	$292	$106	$117
Defined contribution pension expense	226	212	–	–
	$621	$504	$106	$117

Service costs for the year ended October 31, 2020 totalled $363 million (October 31, 2019 – $293 million) for pension plans in Canada and $4 million (October 31, 2019 – $5 million) for International plans. Net interest expense (income) for the year ended October 31, 2020 totalled $14 million (October 31, 2019 – $(21) million) for pension plans in Canada and $1 million (October 31, 2019 – $(1) million) for International plans.

196            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

Pension and other post-employment benefit remeasurements

The following table presents the composition of our remeasurements recorded in OCI related to our material pension and other post-employment benefit plans worldwide.

	For the year ended
	Defined benefit pension plans		Other post-employment benefit plans

(Millions of Canadian dollars)	October 31 2020	October 31 2019	October 31 2020	October 31 2019
Actuarial (gains) losses:
A Changes in demographic assumptions	$–	$(4)	$(14)	$(11)
Changes in financial assumptions	791	1,977	62	186
Experience adjustments	2	59	40	(22)
Return on plan assets (excluding interest based on discount rate)	(793)	(910)	–	–
	$–	$1,122	$88	$153

Remeasurements recorded in OCI for the year ended October 31, 2020 were gains of $7 million (October 31, 2019 – losses of $1,102 million) for pension plans in Canada and losses of $7 million (October 31, 2019 – losses of $20 million) for International plans.

Investment policy and strategies

Defined benefit pension plan assets are invested prudently in order to meet our longer-term pension obligations. The pension plans’ investment strategy is to hold a diversified mix of investments by asset class and geographic location in order to reduce investment-specific risk to the funded status while maximizing the expected returns to meet pension obligations. Investment of the plan’s assets follows an asset/liability framework as investment is conducted with careful consideration of the pension obligation’s sensitivity to interest rates and credit spreads which are key risk factors impacting the obligation’s value. Factors taken into consideration in developing our asset mix include but are not limited to the following:

•	the nature of the underlying benefit obligations, including the duration and term profile of the liabilities;
•	the member demographics, including expectations for normal retirements, terminations, and deaths;
•	the financial position of the pension plans;
•	the diversification benefits obtained by the inclusion of multiple asset classes; and
•	expected asset returns, including asset and liability correlations, along with liquidity requirements of the plan.

To implement our asset mix policy, we may invest in debt securities, equity securities, and alternative investments. Our holdings in certain investments, including common shares, debt securities rated lower than BBB and residential and commercial mortgages, cannot exceed a defined percentage of the market value of our defined benefit pension plan assets. We may use derivative instruments as either a synthetic investment to more efficiently replicate the performance of an underlying security, or as a hedge against financial risks within the plan. To manage our credit risk exposure, where derivative instruments are not centrally cleared, counterparties are required to meet minimum credit ratings and enter into collateral agreements.

Our defined benefit pension plan assets are primarily comprised of debt and equity securities and alternative investments. Our equity securities generally have unadjusted quoted market prices in an active market (Level 1) and our debt securities generally have quoted market prices for similar assets in an active market (Level 2). Alternative investments and other includes cash, hedge funds, and private fund investments including infrastructure, real estate leases, private equity and debt. In the case of private fund investments, no quoted market prices are usually available (Level 2 or Level 3). These fund assets are either valued by an independent valuator or priced using observable market inputs.

During the year ended October 31, 2020, the management of defined benefit pension investments focused on increased allocation to risk reducing investments and strategies, maintaining diversification, while striving to improve expected investment return. Over time, an increasing allocation to debt securities and a debt security overlay program are being used to reduce asset/liability duration mismatch and hence variability of the plan’s funded status due to interest rate movement. Longer maturity debt securities, given their price sensitivity to movements in interest rates, are considered to be a good economic hedge to risk associated with the plan’s liabilities, which are discounted using predominantly long maturity bond interest rates as inputs.

Asset allocation of defined benefit pension plans (1)

	As at
	October 31, 2020			October 31, 2019

(Millions of Canadian dollars, except percentages)	Fair value	Percentage of total plan assets	Quoted in active market (2)	Fair value	Percentage of total plan assets	Quoted in active market (2)
Equity securities
Domestic	$1,493	9%	100%	$1,544	10%	100%
Foreign	3,859	24	100	3,215	22	98
Debt securities
Domestic government bonds	3,259	20	–	3,014	21	–
Foreign government bonds	81	1	–	396	3	–
Corporate and other bonds	3,701	23	–	3,458	23	–
Alternative investments and other	3,631	23	13	3,158	21	13

	$16,024	100%	36%	$14,785	100%	35%

(1)	The asset allocation is based on the underlying investments held directly and indirectly through the funds as this is how we manage our investment policy and strategies.
(2)	If our assessment of whether or not an asset was quoted in an active market was based on direct investments, 38% of our total plan assets would be classified as quoted in an active market (October 31, 2019 – 36%).

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            197

Note 17 Employee benefits – Pension and other post-employment benefits (continued)

The allocation of equity securities in our pension plans in Canada is 34% (October 31, 2019 – 33%) and that of our International plans is 20% (October 31, 2019 – 16%). The allocation of debt securities in our pension plans in Canada is 44% (October 31, 2019 – 47%) and that of our International plans is 42% (October 31, 2019 – 44%). The allocation of alternative investments and other in our pension plans in Canada is 22% (October 31, 2019 – 20%) and that of our International plans is 38% (October 31, 2019 – 40%).

As at October 31, 2020, the plan assets include 1 million (October 31, 2019 – 1 million) of our common shares with a fair value of $96 million (October 31, 2019 – $104 million) and $32 million (October 31, 2019 – $57 million) of our debt securities. For the year ended October 31, 2020, dividends received on our common shares held in the plan assets were $4 million (October 31, 2019 – $4 million).

Maturity profile

The following table presents the maturity profile of our defined benefit pension plan obligation.

(Millions of Canadian dollars, except participants and years)	As at October 31, 2020
	Canada	International	Total
Number of plan participants	68,128	5,456	73,584
Actual benefit payments 2020	$571	$275	$846
Benefits expected to be paid 2021	640	33	673
Benefits expected to be paid 2022	659	35	694
Benefits expected to be paid 2023	679	35	714
Benefits expected to be paid 2024	699	36	735
Benefits expected to be paid 2025	717	37	754
Benefits expected to be paid 2026-2030	3,821	186	4,007
Weighted average duration of defined benefit payments	16.1 years	21.4 years	16.4 years

Significant assumptions

Our methodologies to determine significant assumptions used in calculating the defined benefit pension and other post-employment benefit expense are as follows:

Discount rate

For the Canadian pension and other post-employment benefit plans, all future expected benefit payments at each measurement date are discounted at spot rates from a derived Canadian AA corporate bond yield curve. The derived curve is based on actual short and mid-maturity corporate AA rates and extrapolated longer term rates. The extrapolated corporate AA rates are derived from observed corporate A, corporate AA and provincial AA yields. For the International pension and other post-employment benefit plans, all future expected benefit payments at each measurement date are discounted at spot rates from a local AA corporate bond yield curve. Spot rates beyond 30 years are set to equal the 30-year spot rate. The discount rate is the equivalent single rate that produces the same discounted value as that determined using the entire discount curve. This valuation methodology does not rely on assumptions regarding reinvestment returns.

Rate of increase in future compensation

The assumptions for increases in future compensation are developed separately for each plan, where relevant. Each assumption is set based on the price inflation assumption and compensation policies in each market, as well as relevant local statutory and plan-specific requirements.

Healthcare cost trend rates

Healthcare cost calculations are based on both short and long term trend assumptions established using the plan’s recent experience as well as market expectations.

Weighted average assumptions to determine benefit obligation

	As at
	Defined benefit pension plans		Other post-employment benefit plans

	October 31 2020	October 31 2019	October 31 2020	October 31 2019
Discount rate	2.7%	3.0%	3.0%	3.3%
Rate of increase in future compensation	3.3%	3.3%	n.a.	n.a.
Healthcare cost trend rates (1)
– Medical	n.a.	n.a.	3.5%	3.5%
– Dental	n.a.	n.a.	3.1%	3.1%

(1)	For our other post-employment benefit plans, the assumed trend rates used to measure the expected benefit costs of the defined benefit obligations are also the ultimate trend rates.

n.a. not applicable

198            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

Mortality assumptions

Mortality assumptions are significant in measuring our obligations under the defined benefit pension plans. These assumptions have been set based on country specific statistics. Future longevity improvements have been considered and included where appropriate. The following table summarizes the mortality assumptions used for material plans.

	As at
	October 31, 2020				October 31, 2019
	Life expectancy at 65 for a member currently at				Life expectancy at 65 for a member currently at
	Age 65		Age 45		Age 65		Age 45

(In years)	Male	Female	Male	Female	Male	Female	Male	Female
Country
Canada	23.8	24.1	24.7	25.1	23.7	24.1	24.7	25.0
United Kingdom	23.5	25.3	25.2	27.1	23.5	25.2	25.1	27.0

Sensitivity analysis

Assumptions adopted can have a significant effect on the value of the obligations for defined benefit pension and other post-employment benefit plans and are based on historical experience and market inputs. The increase (decrease) in obligation in the following table has been determined for key assumptions assuming all other assumptions are held constant. In practice, this is unlikely to occur, as changes in some of the assumptions may be correlated. The following table presents the sensitivity analysis of key assumptions for 2020.

	Increase (decrease) in obligation

(Millions of Canadian dollars)	Defined benefit pension plans	Other post- employment benefit plans
Discount rate
Impact of 100 bps increase in discount rate	$(2,364)	$(260)
Impact of 100 bps decrease in discount rate	3,052	332
Rate of increase in future compensation
Impact of 50 bps increase in rate of increase in future compensation	63	–
Impact of 50 bps decrease in rate of increase in future compensation	(67)	–
Mortality rate
Impact of an increase in longevity by one additional year	466	39
Healthcare cost trend rate
Impact of 100 bps increase in healthcare cost trend rate	n.a.	75
Impact of 100 bps decrease in healthcare cost trend rate	n.a.	(63)

n.a.	not applicable

Note 18 Other liabilities

	As at

(Millions of Canadian dollars)	October 31 2020	October 31 2019
Accounts payable and accrued expenses	$1,500	$1,598
Accrued interest payable	2,855	3,496
Cash collateral	19,433	16,195
Commodity liabilities	8,354	8,487
Deferred income	2,945	2,563
Deferred income taxes	52	82
Dividends payable	1,611	1,567
Employee benefit liabilities	2,424	2,699
Insurance related liabilities	341	387
Lease liabilities	5,357	49
Negotiable instruments	1,676	1,671
Payable to brokers, dealers and clients	5,108	3,241
Payroll and related compensation	7,476	7,416
Precious metals certificates	623	431
Provisions	618	581
Taxes payable	2,209	2,202
Other	7,249	5,472
	$69,831	$58,137

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            199

Note 19 Subordinated debentures

The debentures are unsecured obligations and are subordinated in right of payment to the claims of depositors and certain other creditors. The amounts presented below are net of our own holdings in these debentures, and include the impact of fair value hedges used for managing interest rate risk.

(Millions of Canadian dollars, except percentage and foreign currency)		Interest rate		Denominated in foreign currency (millions)	As at
Maturity	Earliest par value redemption date				October 31 2020	October 31 2019
July 15, 2022		5.38%		US$150	$205	$206
June 8, 2023		9.30%			110	110
December 6, 2024 (1)	December 6, 2019	2.99%			–	1,999
June 4, 2025 (2), (3)	June 4, 2020	2.48%			–	997
January 20, 2026 (2)	January 20, 2021	3.31%	(4)		1,501	1,483
January 27, 2026 (2)		4.65%		US$1,500	2,148	2,023
September 29, 2026 (2)	September 29, 2021	3.45%	(5)		1,017	1,009
November 1, 2027	November 1, 2022	4.75%		TT$300	59	59
July 25, 2029 (2)	July 25, 2024	2.74%	(6)		1,559	1,486
December 23, 2029 (2)	December 23, 2024	2.88%	(7)		1,578	–
June 30, 2030 (2)	June 30, 2025	2.09%	(8)		1,247	–
October 1, 2083	Any interest payment date		(9)		224	224
June 29, 2085	Any interest payment date		(10)	US$174	231	229
					$9,879	$9,825
Deferred financing costs					(12)	(10)
					$9,867	$9,815

The terms and conditions of the debentures are as follows:

(1)	On December 6, 2019, we redeemed all $2,000 million of our outstanding 2.99% subordinated debentures due on December 6, 2024 for 100% of their principal amount plus interest accrued to, but excluding, the redemption date.
(2)	The notes include non-viability contingency capital (NVCC) provisions, necessary for the notes to qualify as Tier 2 regulatory capital under Basel III. NVCC provisions require the conversion of the instrument into a variable number of common shares in the event that OSFI deems the Bank non-viable or a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection. In such an event, each note is convertible into common shares pursuant to an automatic conversion formula with a multiplier of 1.5 and a conversion price based on the greater of: (i) a floor price of $5.00 and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the Toronto Stock Exchange. The number of shares issued is determined by dividing the par value of the note (including accrued and unpaid interest on such note) by the conversion price and then times the multiplier.
(3)	On June 4, 2020, we redeemed all $1,000 million of our outstanding NVCC 2.48% subordinated debentures due on June 4, 2025 for 100% of their principal amount plus accrued interest to, but excluding, the redemption date.
(4)	Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 2.35% above the 3-month CDOR.
(5)	Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 1.12% above the 3-month CDOR.
(6)	Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 0.98% above the 3-month CDOR.
(7)	Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 0.89% above the 3-month CDOR.
(8)	Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 1.31% above the 3-month CDOR.
(9)	Interest at a rate of 40 basis points above the 30-day Bankers’ Acceptance rate.
(10)	Interest at a rate of 25 basis points above the U.S. dollar 3-month London Interbank Mean Rate (LIMEAN). In the event of a reduction of the annual dividend we declare on our common shares, the interest payable on the debentures is reduced pro rata to the dividend reduction and the interest reduction is payable with the proceeds from the sale of newly issued common shares.

All redemptions, cancellations and exchanges of subordinated debentures are subject to the consent and approval of OSFI, except for the debentures maturing July 15, 2022.

Maturity schedule

The aggregate maturities of subordinated debentures, based on the maturity dates under the terms of issue, are as follows:

As at

(Millions of Canadian dollars)	October 31 2020
Within 1 year	$–
1 to 5 years	315
5 to 10 years	9,109
Thereafter	455
$9,879

Note 20 Equity

Share capital

Authorized share capital

Preferred – An unlimited number of First Preferred Shares and Second Preferred Shares without nominal or par value, issuable in series; the aggregate consideration for which all the First Preferred Shares and all the Second Preferred Shares that may be issued may not exceed $20 billion and $5 billion, respectively.

Common – An unlimited number of shares without nominal or par value may be issued.

200            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

Outstanding share capital

The following table details our common and preferred shares and other equity instruments outstanding.

	As at and for the year ended
	October 31, 2020				October 31, 2019

(Millions of Canadian dollars, except the number of shares and as otherwise noted)	Number of shares (thousands)	Amount	Dividends declared per share		Number of shares (thousands)	Amount	Dividends declared per share
Common shares issued
Balance at beginning of period	1,430,678	$17,645			1,439,029	$17,635
Issued in connection with share-based compensation plans (1)	1,043	80			1,900	136
Purchased for cancellation (2)	(7,860)	(97)			(10,251)	(126)
Balance at end of period	1,423,861	$17,628		$4.29	1,430,678	$17,645		$4.07
Treasury – common shares
Balance at beginning of period	(582)	$(58)			(235)	$(18)
Purchases	(58,775)	(4,739)			(54,263)	(5,380)
Sales	57,969	4,668			53,916	5,340
Balance at end of period	(1,388)	$(129)			(582)	$(58)
Common shares outstanding	1,422,473	$17,499			1,430,096	$17,587
Preferred shares and other equity instruments issued
First preferred (3)
Non-cumulative, fixed rate
Series W (4)	–	$–		$1.05	12,000	$300		$1.23
Series AA (4)	–	–		0.95	12,000	300		1.11
Series AC (4)	–	–		0.98	8,000	200		1.15
Series AE (4)	–	–		0.96	10,000	250		1.13
Series AF (4)	–	–		0.95	8,000	200		1.11
Series AG (4)	–	–		0.96	10,000	250		1.13
Series BH	6,000	150		1.23	6,000	150		1.23
Series BI	6,000	150		1.23	6,000	150		1.23
Series BJ	6,000	150		1.31	6,000	150		1.31
Non-cumulative, 5-Year Rate Reset
Series AZ	20,000	500		0.93	20,000	500		0.96
Series BB	20,000	500		0.91	20,000	500		0.96
Series BD	24,000	600		0.85	24,000	600		0.90
Series BF	12,000	300		0.90	12,000	300		0.90
Series BK	29,000	725		1.38	29,000	725		1.38
Series BM	30,000	750		1.38	30,000	750		1.38
Series BO	14,000	350		1.20	14,000	350		1.27
Non-cumulative, fixed rate/floating rate
Series C-2 (5)	15	23	US$	67.50	20	31	US$	67.50
Other equity instruments
Limited recourse capital notes (LRCNs) (6)
Series 1 (7)	1,750	1,750		4.50%	–	–		–
	168,765	$5,948			227,020	$5,706
Treasury – preferred shares and other equity instruments
Balance at beginning of period (8)	34	$1			114	$3
Purchases	(5,319)	(114)			(8,021)	(184)
Sales	5,283	110			7,941	182
Balance at end of period (8)	(2)	$(3)			34	$1
Preferred shares and other equity instruments outstanding	168,763	$5,945			227,054	$5,707

(1)	Includes fair value adjustments to stock options of $9 million (October 31, 2019 – $29 million).
(2)	During the year ended October 31, 2020, we purchased common shares for cancellation at an average cost of $103.62 per share with a book value of $12.34 per share. During the year ended October 31, 2019, we purchased common shares for cancellation at an average cost of $100.41 per share with a book value of $12.29 per share.
(3)	First Preferred Shares were issued at $25 per share with the exception of Non-Cumulative Fixed Rate/Floating Rate First Preferred Shares Series C-2 (Series C-2) which were issued at US$1,000 per share (equivalent to US$25 per depositary share).
(4)	On October 1, 2020, we redeemed all 12 million issued and outstanding Non-Cumulative First Preferred Shares Series W, all 12 million issued and outstanding Non-Cumulative First Preferred Shares Series AA, all 8 million issued and outstanding Non-Cumulative First Preferred Shares Series AC, all 10 million issued and outstanding Non-Cumulative First Preferred Shares Series AE, all 8 million issued and outstanding Non-Cumulative First Preferred Shares Series AF, and all 10 million issued and outstanding Non-Cumulative First Preferred Shares Series AG, for cash at a redemption price of $25 per share.
(5)	On December 17, 2019, we purchased for cash 200 thousand depositary shares, each representing a one-fortieth interest in a share of Series C-2, for aggregate total consideration, including accrued dividends, of US$6 million. The purchased depositary and underlying Series C-2 were subsequently cancelled.
(6)	Each series of LRCNs (LRCN Series) were issued at a $1,000 per note. The number of shares represent the number of notes issued and the dividends declared per share represent the annual interest rate percentage applicable to the notes issued as at the reporting date.
(7)	On July 28, 2020, we issued $1,750 million of LRCN Series 1 with recourse limited to assets held by a third party trustee in a consolidated trust. The trust assets in respect of LRCN Series 1 consist of $1,750 million of our Non-Cumulative 5-Year Rate Reset First Preferred Shares Series BQ (Series BQ) issued concurrently with LRCN Series 1 at a price of $1,000 per Series BQ.
(8)	Positive amounts represent a short position in treasury instruments.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            201

Note 20 Equity (continued)

Significant terms and conditions of preferred shares and other equity instruments

As at October 31, 2020	Current annual yield	Premium	Current dividend per share (1)		Earliest redemption date (2)	Issue date	Redemption price (2), (3)
Preferred shares
First preferred
Non-cumulative, fixed rate
Series BH (4)	4.90%			$.306250	November 24, 2020	June 5, 2015		$26.00
Series BI (4)	4.90%			.306250	November 24, 2020	July 22, 2015		26.00
Series BJ (4)	5.25%			.328125	February 24, 2021	October 2, 2015		26.00
Non-cumulative, 5-Year Rate Reset (5)
Series AZ (4)	3.70%	2.21%		.231250	May 24, 2019	January 30, 2014		25.00
Series BB (4)	3.65%	2.26%		.228125	August 24, 2019	June 3, 2014		25.00
Series BD (4)	3.20%	2.74%		.200000	May 24, 2020	January 30, 2015		25.00
Series BF (4)	3.60%	2.62%		.225000	November 24, 2020	March 13, 2015		25.00
Series BK (4)	5.50%	4.53%		.343750	May 24, 2021	December 16, 2015		25.00
Series BM (4)	5.50%	4.80%		.343750	August 24, 2021	March 7, 2016		25.00
Series BO (4)	4.80%	2.38%		.300000	February 24, 2024	November 2, 2018		25.00
Non-cumulative, fixed rate/floating rate
Series C-2 (6)	6.75%	4.052%	US$	16.875000	November 7, 2023	November 2, 2015	US$	1,000.00
Other equity instruments
Limited recourse capital notes (7)
Series 1 (8)	4.50%	4.137%		n.a.	October 24, 2025	July 28, 2020		$1,000.00

(1)	Non-cumulative preferential dividends of each Series are payable quarterly, as and when declared by the Board of Directors, on or about the 24th day (7th day for Series C-2) of February, May, August and November.
(2)	Subject to the consent of OSFI and the requirements of the Bank Act (Canada), we may, on or after the dates specified above, redeem First Preferred Shares. In the case of Series AZ, BB, BD, BF, BK, BM, and BO, these may be redeemed for cash at a price per share of $25 if redeemed on the earliest redemption date and on the same date every fifth year thereafter. In the case of BH, BI and BJ, these may be redeemed for cash at a price per share of $26 if redeemed during the 12 months commencing on the earliest redemption date and decreasing by $0.25 each 12-month period thereafter to a price per share of $25 if redeemed four years from the earliest redemption date or thereafter. Series C-2 may be redeemed at a price of US$1,000 on the earliest redemption date and any dividend payment date thereafter.
(3)	Subject to the consent of OSFI and the requirements of the Bank Act (Canada), we may purchase the First Preferred Shares of each Series for cancellation at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable.
(4)	The preferred shares include NVCC provisions, necessary for the shares to qualify as Tier 1 regulatory capital under Basel III. NVCC provisions require the conversion of the instrument into a variable number of common shares in the event that OSFI deems the Bank non-viable or a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection. In such an event, each preferred share is convertible into common shares pursuant to an automatic conversion formula with a multiplier of 1 and with a conversion price based on the greater of: (i) a floor price of $5 and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the Toronto Stock Exchange. The number of shares issued is determined by dividing the preferred share value ($25 plus declared and unpaid dividends) by the conversion price.
(5)	The dividend rate will reset on the earliest redemption date and every fifth year thereafter at a rate equal to the 5-year Government of Canada bond yield plus the premium indicated. The holders have the option to convert their shares into Non-Cumulative floating rate First Preferred Shares subject to certain conditions on the earliest redemption date and every fifth year thereafter at a rate equal to the three-month Government of Canada Treasury Bill rate plus the premium indicated.
(6)	The dividend rate will change on the earliest redemption date at a rate equal to the 3-month LIBOR plus the premium indicated. Series C-2 do not qualify as Tier 1 regulatory capital.
(7)	The current annual yield on each LRCN Series represents the annual interest rate applicable to the notes issued as at the reporting date. The payments of interest and principal in cash on the LRCN Series are made at our discretion, and non-payment of interest and principal in cash does not constitute an event of default. In the event of (i) non-payment of interest on any interest payment date, (ii) non-payment of the redemption price in case of a redemption of a LRCN Series, (iii) non-payment of principal at the maturity of a LRCN Series, or (iv) an event of default on a LRCN Series, holders of such LRCN Series will have recourse only to the assets (Trust Assets) held by a third party trustee in a consolidated trust in respect of such LRCN Series and each such noteholder will be entitled to receive its pro rata share of the Trust Assets. In such an event, the delivery of the Trust Assets for each LRCN Series will represent the full and complete extinguishment of our obligations under the related LRCN Series. The LRCNs include NVCC provisions, necessary for the shares to qualify as Tier 1 regulatory capital under Basel III. NVCC provisions require the conversion of the instrument into a variable number of common shares in the event that OSFI deems the Bank non-viable or a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection. In such an event, each note is automatically redeemed and the redemption price will be satisfied by the delivery of Trust Assets, which will consist of common shares pursuant to an automatic conversion of the series of preferred shares that were issued concurrently with the related LRCN Series. Each series of preferred shares include an automatic conversion formula with a conversion price based on the greater of: (i) a floor price of $5 and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the Toronto Stock Exchange. The number of common shares issued in respect of each series of preferred shares will be determined by dividing the preferred share value ($1,000 plus declared and unpaid dividends) by the conversion price. The number of common shares delivered to each noteholder will be based on such noteholder’s pro rata interest in the Trust Assets. Subject to the consent of OSFI, we may purchase LRCNs for cancellation at such price or prices and upon such terms and conditions as we in our absolute discretion may determine, subject to any applicable law restricting the purchase of notes.
(8)	LRCN Series 1 bear interest at a fixed rate of 4.5% per annum until November 24, 2025, and thereafter at a rate per annum, reset every fifth year, equal to the 5-Year Government of Canada Yield plus 4.137% until maturity on November 24, 2080. The interest is paid semi-annually on or about the 24th day of November and May. LRCN Series 1 is redeemable during the period from October 24 to and including November 24, commencing in 2025 and every fifth year thereafter to the extent we redeem Series BQ pursuant to their terms and subject to the consent of OSFI and requirements of the Bank Act (Canada).
n.a.	not applicable

Restrictions on the payment of dividends

We are prohibited by the Bank Act (Canada) from declaring any dividends on our preferred or common shares when we are, or would be placed as a result of the declaration, in contravention of the capital adequacy and liquidity regulations or any regulatory directives issued under the Act. We may not pay dividends on our common shares at any time unless all dividends to which preferred shareholders are then entitled have been declared and paid or set apart for payment.

Currently, these limitations do not restrict the payment of dividends on our preferred or common shares.

Dividend reinvestment plan

Our dividend reinvestment plan (DRIP) provides common and preferred shareholders with a means to receive additional common shares rather than cash dividends. The plan is only open to shareholders residing in Canada or the United States. The requirements of our DRIP are satisfied through either open market share purchases or shares issued from treasury. During 2020 and 2019, the requirements of our DRIP were satisfied through open market share purchases.

202            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

Shares available for future issuances

As at October 31, 2020, 42.9 million common shares are available for future issue relating to our DRIP and potential exercise of stock options and awards outstanding. In addition, we may issue up to 38.9 million common shares from treasury under the RBC Umbrella Savings and Securities Purchase Plan that was approved by shareholders on February 26, 2009.

Note 21 Share-based compensation

Stock option plans

We have stock option plans for certain key employees. Under the plans, options are periodically granted to purchase common shares. The exercise price for the majority of the grants is determined as the higher of the volume-weighted average of the trading prices per board lot (100 shares) of our common shares on the Toronto Stock Exchange (i) on the day preceding the day of grant; and (ii) the five consecutive trading days immediately preceding the day of grant. The exercise price for the remaining grants is the closing market share price of our common shares on the New York Stock Exchange on the date of grant. All options vest over a four-year period, and are exercisable for a period not exceeding 10 years from the grant date.

The compensation expense recorded for the year ended October 31, 2020, in respect of the stock option plans was $7 million (October 31, 2019 – $6 million). The compensation expense related to non-vested options was $2 million at October 31, 2020 (October 31, 2019 – $3 million), to be recognized over the weighted average period of 1.9 years (October 31, 2019 – 1.8 years).

Analysis of the movement in the number and weighted average exercise price of options is set out below:

A summary of our stock option activity and related information

	For the year ended

	October 31, 2020		October 31, 2019

(Canadian dollars per share except share amounts)	Number of options (thousands)	Weighted average exercise price (1)	Number of options (thousands)	Weighted average exercise price (1)
Outstanding at beginning of period	6,950	$79.88	7,770	$71.40
Granted	1,089	103.64	1,090	96.55
Exercised (2), (3)	(1,044)	65.39	(1,900)	55.05
Forfeited in the period	(22)	50.28	(10)	54.99
Outstanding at end of period	6,973	$86.02	6,950	$79.88
Exercisable at end of period	3,314	$71.77	2,980	$64.24

(1)	The weighted average exercise prices reflect the conversion of foreign currency-denominated options at the exchange rates as of October 31, 2020 and October 31, 2019. For foreign currency-denominated options exercised during the year, the weighted average exercise prices are translated using exchange rates as at the settlement date.
(2)	Cash received for options exercised during the year was $68 million (October 31, 2019 – $105 million) and the weighted average share price at the date of exercise was $100.20 (October 31, 2019 – $103.15).
(3)	New shares were issued for all stock options exercised in 2020 and 2019.

Options outstanding as at October 31, 2020 by range of exercise price

	Options outstanding			Options exercisable

(Canadian dollars per share except share amounts and years)	Number outstanding (thousands)	Weighted average exercise price (1)	Weighted average remaining contractual life (years)	Number exercisable (thousands)	Weighted average exercise price (1)
$36.89 – $69.17	1,112	$55.07	2.16	1,112	$55.07
$73.14 – $74.39	880	74.30	4.98	880	74.30
$76.51 – $78.59	653	77.85	4.19	653	77.85
$90.23 – $96.55	2,477	93.01	6.68	669	90.23
$102.33 – $104.70	1,851	103.71	8.17	–	–
	6,973	$86.02	5.90	3,314	$71.77

(1)	The weighted average exercise prices reflect the conversion of foreign currency-denominated options at the exchange rate as of October 31, 2020.

The weighted average fair value of options granted during the year ended October 31, 2020 was estimated at $6.08 (October 31, 2019 – $5.61). This was determined by applying the Black-Scholes model on the date of grant, taking into account the specific terms and conditions under which the options are granted, such as the vesting period and expected share price volatility estimated by considering the historic average share price volatility over a historical period corresponding to the expected option life. The following assumptions were used to determine the fair value of options granted:

Weighted average assumptions

	For the year ended

(Canadian dollars per share except percentages and years)	October 31 2020	October 31 2019
Share price at grant date	$104.80	$94.09
Risk-free interest rate	1.64%	2.01%
Expected dividend yield	3.90%	3.77%
Expected share price volatility	13%	12%
Expected life of option	6 Years	6 Years

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            203

Note 21 Share-based compensation (continued)

Employee savings and share ownership plans

We offer many employees an opportunity to own our common shares through savings and share ownership plans. Under these plans, the employees can generally contribute between 1% and 10% of their annual salary or benefit base for commission-based employees. For each contribution between 1% and 6%, we will match 50% of the employee contributions in our common shares. For the RBC Dominion Securities Savings Plan, our maximum annual contribution is $4,500 per employee. For the RBC U.K. Share Incentive Plan, our maximum annual contribution is £1,500 per employee. For the year ended October 31, 2020, we contributed $116 million (October 31, 2019 – $112 million), under the terms of these plans, towards the purchase of our common shares. As at October 31, 2020, an aggregate of 36 million common shares were held under these plans (October 31, 2019 – 35 million common shares).

Deferred share and other plans

We offer deferred share unit plans to executives, certain key employees and non-employee directors of the Bank. Under these plans, participants may choose to receive all or a percentage of their annual variable short-term incentive bonus, commission, or directors’ fee in the form of deferred share units (DSUs). The participants must elect to participate in the plan prior to the beginning of the year. DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends on common shares. The participant is not allowed to convert the DSUs until retirement or termination of employment/directorship. The cash value of the DSUs is equivalent to the market value of common shares when conversion takes place.

We also offer unit awards for certain key employees within Capital Markets. The bonus is invested as RBC share units and a specified percentage vests on a specified number of anniversary dates each year. Each vested amount is paid in cash and is based on the original number of share units granted plus accumulated dividends, valued using the average closing price of RBC common shares during the five trading days immediately preceding the vesting date.

We offer performance deferred share award plans to certain key employees, all of which vest at the end of three years. Upon vesting, the award is paid in cash and is based on the original number of RBC share units granted plus accumulated dividends valued using the average closing price of RBC common shares during the five trading days immediately preceding the vesting date. A portion of the award under certain plans may be increased or decreased up to 25%, depending on our total shareholder return compared to a defined peer group of global financial institutions.

We maintain non-qualified deferred compensation plans for certain key employees in the United States. These plans allow eligible employees to defer a portion of their annual income and a variety of productivity and recruitment bonuses and allocate the deferrals among specified fund choices, including a RBC Share Accounted fund that tracks the value of our common shares.

The following table presents the units granted under the deferred share and other plans for the year.

Units granted under deferred share and other plans

	For the year ended

	October 31, 2020		October 31, 2019

(Units and per unit amounts)	Units granted (thousands)	Weighted average fair value per unit	Units granted (thousands)	Weighted average fair value per unit
Deferred share unit plans	503	$98.91	495	$99.69
Capital Markets compensation plan unit awards	4,796	92.06	3,423	105.12
Performance deferred share award plans	2,409	104.14	2,471	96.39
Deferred compensation plans	92	103.49	116	94.06
Other share-based plans	759	100.55	1,210	96.28
	8,559	$96.74	7,715	$100.42

Our liabilities for the awards granted under the deferred share and other plans are measured at fair value, determined based on the quoted market price of our common shares and specified fund choices as applicable. Annually, our obligation is increased by additional units earned by plan participants, and is reduced by forfeitures, cancellations, and the settlement of vested units. In addition, our obligation is impacted by fluctuations in the market price of our common shares and specified fund units. For performance deferred share award plans, the estimated outcome of meeting the performance conditions also impacts our obligation.

The following tables present the units that have been earned by the participants, our obligations for these earned units under the deferred share and other plans, and the related compensation expenses (recoveries) recognized for the year.

Obligations under deferred share and other plans

	As at

	October 31, 2020		October 31, 2019

(Millions of Canadian dollars except units)	Units (thousands)	Carrying amount	Units (thousands)	Carrying amount
Deferred share unit plans	5,221	$486	5,288	$562
Capital Markets compensation plan unit awards	9,560	874	8,820	937
Performance deferred share award plans	5,860	550	5,621	597
Deferred compensation plans (1)	2,685	250	3,072	326
Other share-based plans	1,828	167	1,787	185
	25,154	$2,327	24,588	$2,607

(1)	Excludes obligations not determined based on the quoted market price of our common shares.

204            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

Compensation expenses recognized under deferred share and other plans

	For the year ended

(Millions of Canadian dollars)	October 31 2020	October 31 2019
Deferred share unit plans	$(48)	$77
Capital Markets compensation plan unit awards	115	274
Performance deferred share award plans	190	294
Deferred compensation plans	137	250
Other share-based plans	60	106
	$454	$1,001

Note 22 Income taxes

Components of tax expense

	For the year ended

(Millions of Canadian dollars)	October 31 2020	October 31 2019
Income taxes (recoveries) in Consolidated Statements of Income
Current tax
Tax expense for current year	$3,673	$3,256
Adjustments for prior years	(106)	(26)
Recoveries arising from previously unrecognized tax loss, tax credit or temporary difference of a prior period	(25)	(31)
	3,542	3,199
Deferred tax
Origination and reversal of temporary difference	(655)	(114)
Effects of changes in tax rates	6	29
Adjustments for prior years	98	(57)
Recoveries arising from previously unrecognized tax loss, tax credit or temporary difference of a prior period, net	(39)	(14)
	(590)	(156)
	2,952	3,043
Income taxes (recoveries) in Consolidated Statements of Comprehensive Income and Changes in Equity
Other comprehensive income
Net unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income	43	51
Provision for credit losses recognized in income	3	–
Reclassification of net losses (gains) on debt securities and loans at fair value through other comprehensive income to income	(56)	(60)
Unrealized foreign currency translation gains (losses)	5	2
Net foreign currency translation gains (losses) from hedging activities	(138)	2
Reclassification of losses (gains) on net investment hedging activities to income	7	1
Net gains (losses) on derivatives designated as cash flow hedges	(410)	(200)
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	27	(50)
Remeasurements of employee benefit plans	(20)	(333)
Net fair value change due to credit risk on financial liabilities designated at fair value through profit or loss	(93)	18
Net gains (losses) on equity securities designated at fair value through other comprehensive income	6	5
Share-based compensation awards	7	(9)
Distributions on other equity instruments and issuance costs	(12)	–
	(631)	(573)
Total income taxes	$2,321	$2,470

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            205

Note 22 Income taxes (continued)

The effective tax rate of 20.5% increased 140 bps, mainly due to a decrease in income from lower tax rate jurisdictions in the current year and net favourable tax adjustments in the prior year, partially offset by higher tax-exempt income.

The following is an analysis of the differences between the income tax expense reflected in the Consolidated Statements of Income and the amounts calculated at the Canadian statutory rate.

Reconciliation to statutory tax rate

	For the year ended

(Millions of Canadian dollars, except for percentage amounts)	October 31, 2020		October 31, 2019
Income taxes at Canadian statutory tax rate	$3,799	26.4%	$4,217	26.5%
Increase (decrease) in income taxes resulting from:
Lower average tax rate applicable to subsidiaries	(513)	(3.6)	(815)	(5.1)
Tax-exempt income from securities	(364)	(2.5)	(310)	(1.9)
Tax rate change	6	–	29	0.1
Other	24	0.2	(78)	(0.5)
Income taxes in Consolidated Statements of Income / effective tax rate	$2,952	20.5%	$3,043	19.1%

Deferred tax assets and liabilities result from tax loss and tax credit carryforwards and temporary differences between the tax basis of assets and liabilities and their carrying amounts on our Consolidated Balance Sheets.

Significant components of deferred tax assets and liabilities

	As at and for the year ended October 31, 2020

(Millions of Canadian dollars)	Net asset beginning of period (1)	Change through equity	Change through profit or loss	Exchange rate differences	Other	Net asset end of period
Net deferred tax asset/(liability)
Allowance for credit losses	$716	$–	$646	$–	$–	$1,362
Deferred compensation	1,246	(7)	19	11	–	1,269
Business realignment charges	10	–	(1)	–	–	9
Tax loss and tax credit carryforwards	202	–	2	–	–	204
Deferred income	(60)	–	(76)	(2)	–	(138)
Financial instruments measured at fair value through other comprehensive income	(43)	(23)	(2)	–	–	(68)
Premises and equipment and intangibles	(831)	–	60	(10)	(3)	(784)
Deferred expense	45	5	(17)	1	–	34
Pension and post-employment related	631	20	(59)	–	–	592
Other	29	4	18	(4)	–	47
	$1,945	$(1)	$590	$(4)	$(3)	$2,527
Comprising
Deferred tax assets	$2,027					$2,579
Deferred tax liabilities	(82)					(52)
	$1,945					$2,527

	As at and for the year ended October 31, 2019

(Millions of Canadian dollars)	Net asset beginning of period	Change through equity	Change through profit or loss	Exchange rate differences	Other	Net asset end of period
Net deferred tax asset/(liability)
Allowance for credit losses	$695	$–	$23	$(2)	$–	$716
Deferred compensation	1,033	9	197	7	–	1,246
Business realignment charges	3	–	7	–	–	10
Tax loss and tax credit carryforwards	203	–	(10)	–	9	202
Deferred income	(48)	–	(11)	(1)	–	(60)
Financial instruments measured at fair value through other comprehensive income	(8)	(33)	(1)	(1)	–	(43)
Premises and equipment and intangibles	(858)	–	(4)	(4)	(3)	(869)
Deferred expense	55	36	(47)	1	–	45
Pension and post-employment related	295	339	(6)	3	–	631
Other	21	3	8	(3)	–	29
	$1,391	$354	$156	$–	$6	$1,907
Comprising
Deferred tax assets	$1,475					$1,989
Deferred tax liabilities	(84)					(82)
	$1,391					$1,907

(1)	These amounts reflect the transition adjustment made upon adoption of IFRS 16. Refer to Note 2 for further details.

206            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

The tax loss and tax credit carryforwards amount of deferred tax assets primarily relates to losses and tax credits in our Canadian, U.S., and Caribbean operations. Deferred tax assets of $204 million were recognized at October 31, 2020 (October 31, 2019 – $202 million) in respect of tax losses and tax credits incurred in current or preceding years for which recognition is dependent on the projection of future taxable profits. Management’s forecasts support the assumption that it is probable that the results of future operations will generate sufficient taxable income to utilize the deferred tax assets. The forecasts rely on continued liquidity and capital support to our business operations, including tax planning strategies implemented in relation to such support.

As at October 31, 2020, unused tax losses and tax credits of $389 million and $305 million (October 31, 2019 – $413 million and $365 million) available to be offset against potential tax adjustments or future taxable income were not recognized as deferred tax assets. This amount includes unused tax losses of $nil which expire within one year (October 31, 2019 – $1 million), $10 million which expire in two to four years (October 31, 2019 – $7 million) and $379 million which expire after four years (October 31, 2019 – $405 million). There are no tax credits that will expire in one year (October 31, 2019 – $nil), $143 million that will expire in two to four years (October 31, 2019 – $60 million) and $162 million that will expire after four years (October 31, 2019 – $305 million).

The amount of temporary differences associated with investments in subsidiaries, branches and associates and interests in joint ventures for which deferred tax liabilities have not been recognized in the parent bank is $21.7 billion as at October 31, 2020 (October 31, 2019 – $17.9 billion).

Tax examinations and assessments

During the year, we received proposal letters (the Proposals) from the Canada Revenue Agency (CRA), in respect of the 2015 taxation year, which suggest that Royal Bank of Canada owes additional taxes of approximately $337 million as they denied the deductibility of certain dividends. The Proposals are consistent with the reassessments received for taxation years 2012 to 2014 of approximately $756 million of additional income taxes and the reassessments received for taxation years 2009 to 2011 of approximately $434 million of additional income taxes and interest in respect of the same matter. These amounts represent the maximum additional taxes owing for those years.

Legislative amendments introduced in the 2015 Canadian Federal Budget resulted in disallowed deduction of dividends from transactions with Taxable Canadian Corporations including those hedged with Tax Indifferent Investors, namely pension funds and non-resident entities with prospective application effective May 1, 2017. The dividends to which the Proposals and reassessments relate include both dividends in transactions similar to those which are the target of the 2015 legislative amendments and dividends which are unrelated to the legislative amendments.

It is possible that the CRA will reassess us for significant additional income tax for subsequent years on the same basis. In all cases, we are confident that our tax filing position was appropriate and intend to defend ourselves vigorously.

Note 23 Earnings per share

	For the year ended

(Millions of Canadian dollars, except share and per share amounts)	October 31 2020	October 31 2019
Basic earnings per share
Net income	$11,437	$12,871
Dividends on preferred shares and distributions on other equity instruments	(268)	(269)
Net income attributable to non-controlling interests	(5)	(11)
Net income available to common shareholders	11,164	12,591
Weighted average number of common shares (in thousands)	1,423,915	1,434,779
Basic earnings per share (in dollars)	$7.84	$8.78
Diluted earnings per share
Net income available to common shareholders	$11,164	$12,591
Dilutive impact of exchangeable shares	13	15
Net income available to common shareholders including dilutive impact of exchangeable shares	11,177	12,606
Weighted average number of common shares (in thousands)	1,423,915	1,434,779
Stock options (1)	1,054	2,011
Issuable under other share-based compensation plans	755	742
Exchangeable shares (2)	3,046	3,150
Average number of diluted common shares (in thousands)	1,428,770	1,440,682
Diluted earnings per share (in dollars)	$7.82	$8.75

(1)	The dilutive effect of stock options was calculated using the treasury stock method. When the exercise price of options outstanding is greater than the average market price of our common shares, the options are excluded from the calculation of diluted earnings per share. For the year ended October 31, 2020, an average of 2,809,041 outstanding options with an average exercise price of $100.88 were excluded from the calculation of diluted earnings per share. For the year ended October 31, 2019, an average of 767,225 outstanding options with an average exercise price of $102.33 were excluded from the calculation of diluted earnings per share.
(2)	Includes exchangeable preferred shares.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            207

Note 24 Guarantees, commitments, pledged assets and contingencies

Guarantees and commitments

We use guarantees and other off-balance sheet credit instruments to meet the financing needs of our clients.

The table below summarizes our maximum exposure to credit losses related to our guarantees and commitments provided to third parties. The maximum exposure to credit risk relating to a guarantee is the maximum risk of loss if there was a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged. The maximum exposure to credit risk relating to a commitment to extend credit is the full amount of the commitment. In both cases, the maximum risk exposure is significantly greater than the amount recognized as a liability in our Consolidated Balance Sheets.

	Maximum exposure to credit losses
	As at

(Millions of Canadian dollars)	October 31 2020	October 31 2019
Financial guarantees
Financial standby letters of credit	$17,141	$16,608
Commitments to extend credit
Backstop liquidity facilities	40,212	36,305
Credit enhancements	2,664	1,692
Documentary and commercial letters of credit	286	268
Other commitments to extend credit	239,077	225,911
Other credit-related commitments
Securities lending indemnifications	77,953	91,625
Performance guarantees	7,040	7,061
Sponsored member guarantees	1,302	–
Other	1,030	787

Our credit review process, our policy for requiring collateral security, and the types of collateral security held are generally the same for guarantees and commitments as for loans. Our clients generally have the right to request settlement of, or draw on, our guarantees and commitments within one year. However, certain guarantees can only be drawn if specified conditions are met. These conditions, along with collateral requirements, are described below. We believe that it is highly unlikely that all or substantially all of the guarantees and commitments will be drawn or settled within one year, and contracts may expire without being drawn or settled.

Financial guarantees

Financial standby letters of credit

Financial standby letters of credit represent irrevocable assurances that we will make payments in the event that a client cannot meet its payment obligations to the third party. For certain guarantees, the guaranteed party can request payment from us even though the client has not defaulted on its obligations. The term of these guarantees generally have a term of five to seven years.

Our policy for requiring collateral security with respect to these instruments and the types of collateral security held is generally the same as for loans. When collateral security is taken, it is determined on an account-by-account basis according to the risk of the borrower and the specifics of the transaction. Collateral security may include cash, securities and other assets pledged.

Commitments to extend credit

Backstop liquidity facilities

Backstop liquidity facilities are provided to ABCP conduit programs administered by us and third parties as an alternative source of financing in the event that such programs are unable to access commercial paper markets, or in limited circumstances, when predetermined performance measures of the financial assets owned by these programs are not met. The average remaining term of these liquidity facilities is approximately four years.

The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy or insolvency and generally do not require us to purchase non-performing or defaulted assets.

Credit enhancements

We provide partial credit enhancement to multi-seller ABCP programs administered by us to protect commercial paper investors in the event that the collections on the underlying assets together with the transaction-specific credit enhancements or the liquidity facilities prove to be insufficient to pay for maturing commercial paper. Each of the asset pools is structured to achieve a high investment-grade credit profile through credit enhancements from us and other third parties related to each transaction. The average remaining term of these credit facilities is approximately three years.

Documentary and commercial letters of credit

Documentary and commercial letters of credit, which are written undertakings by us on behalf of a client authorizing a third party to draw drafts on us up to a stipulated amount under specific terms and conditions, where some are collateralized based on the underlying agreement with the client and others are collateralized by cash deposits or other assets of the third party which may include the underlying shipment of goods to which they relate.

Other commitments to extend credit

Commitments to extend credit represent unused portions of authorizations to extend credit in the form of loans, reverse repurchase agreements, bankers’ acceptances or letters of credit where we do not have the ability to unilaterally withdraw the credit extended to the borrower.

208            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

Other credit-related commitments

Securities lending indemnifications

In securities lending transactions, we act as an agent for the owner of a security, who agrees to lend the security to a borrower for a fee, under the terms of a pre-arranged contract. The borrower must fully collateralize the security loaned at all times. As part of this custodial business, an indemnification may be provided to securities lending customers to ensure that the fair value of securities loaned will be returned in the event that the borrower fails to return the borrowed securities and the collateral held is insufficient to cover the fair value of those securities. These indemnifications normally terminate without being drawn upon. The term of these indemnifications varies, as the securities loaned are recallable on demand. Collateral held for our securities lending transactions typically includes cash, securities that are issued or guaranteed by the Canadian government, U.S. government or other OECD countries or high quality debt or equity instruments.

Performance guarantees

Performance guarantees represent irrevocable assurances that we will make payments to third-party beneficiaries in the event that a client fails to perform under a specified non-financial contractual obligation. Such obligations typically include works and service contracts, performance bonds, and warranties related to international trade. The term of these guarantees can range up to three to seven years.

Our policy for requiring collateral security with respect to these instruments and the types of collateral security held is generally the same as for loans. When collateral security is taken, it is determined on an account-by-account basis according to the risk of the borrower and the specifics of the transaction. Collateral security may include cash, securities and other assets pledged.

Sponsored member guarantees

For certain overnight repurchase and reverse repurchase transactions, we act as a sponsoring member to eligible clients to clear transactions through the Fixed Income Clearing Corporation (FICC). We also provide a guarantee to FICC for the prompt and full payment and performance of our sponsored member clients’ respective obligations under the FICC rules. The guarantees are fully collateralized by cash and securities issued or guaranteed by the U.S. government.

Indemnifications

In the normal course of our operations, we provide indemnifications which are often standard contractual terms to counterparties in transactions such as purchase and sale contracts, fiduciary, agency, licensing, custodial and service agreements, clearing system arrangements, participation as a member of exchanges, director/officer contracts and leasing transactions. These indemnification agreements may require us to compensate the counterparties for costs incurred as a result of changes in laws and regulations (including tax legislation) or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements vary based on the contract. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. Historically, we have not made any significant payments under such indemnifications.

Uncommitted amounts

Uncommitted amounts represent undrawn credit facilities for which we have the ability to unilaterally withdraw the credit extended to the borrower at any time. These include both retail and commercial commitments. As at October 31, 2020, the total balance of uncommitted amounts was $317 billion (October 31, 2019 – $287 billion).

Other commitments

We invest in private companies, directly or through third-party investment funds, including Small Business Investment Companies, real estate funds and Low Income Housing Tax Credit funds. These funds are generally structured as closed-end limited partnerships wherein we hold a limited partner interest. For the year ended October 31, 2020, we have unfunded commitments of $882 million (October 31, 2019 – $684 million) representing the aggregate amount of cash we are obligated to contribute as capital to these partnerships under the terms of the relevant contracts.

Pledged assets and collateral

In the ordinary course of business, we pledge assets and enter into collateral agreements with terms and conditions that are usual and customary to our regular lending, borrowing and trading activities recorded on our Consolidated Balance Sheets. The following are examples of our general terms and conditions on pledged assets and collateral:

•	The risks and rewards of the pledged assets reside with the pledgor.
•	The pledged asset is returned to the pledgor when the necessary conditions have been satisfied.
•	The right of the pledgee to sell or re-pledge the asset is dependent on the specific agreement under which the collateral is pledged.
•	If there is no default, the pledgee must return the comparable asset to the pledgor upon satisfaction of the obligation.

We are also required to provide intraday pledges to the Bank of Canada when we use the Large Value Transfer System (LVTS), which is a real-time electronic wire transfer system that continuously processes all Canadian dollar large-value or time-critical payments throughout the day. The pledged assets earmarked for LVTS activities are normally released back to us at the end of the settlement cycle each day. Therefore, the pledged assets amount is not included in the table below. For the year ended October 31, 2020, we had on average $3.4 billion of assets pledged intraday to the Bank of Canada on a daily basis (October 31, 2019 – $4.9 billion). There are infrequent occasions where we are required to take an overnight advance from the Bank of Canada to cover a settlement requirement, in which case an equivalent value of the pledged assets would be used to secure the advance. There were no overnight advances taken on October 31, 2020 and October 31, 2019.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            209

Note 24 Guarantees, commitments, pledged assets and contingencies (continued)

Assets pledged against liabilities and collateral assets held or re-pledged

	As at

(Millions of Canadian dollars)	October 31 2020	October 31 2019
Sources of pledged assets and collateral
Bank assets
Loans	$99,302	$80,542
Securities	59,479	55,544
Other assets	27,934	21,316
	186,715	157,402
Client assets (1)
Collateral received and available for sale or re-pledging	438,686	448,338
Less: not sold or re-pledged	(37,879)	(49,325)
	400,807	399,013
	$587,522	$556,415
Uses of pledged assets and collateral
Securities borrowing and lending	$127,852	$146,590
Obligations related to securities sold short	36,647	34,686
Obligations related to securities lent or sold under repurchase agreements	252,425	229,905
Securitization	45,440	47,254
Covered bonds	62,131	42,103
Derivative transactions	35,044	26,448
Foreign governments and central banks	6,456	5,963
Clearing systems, payment systems and depositories	6,380	4,804
Other	15,147	18,662
	$587,522	$556,415

(1)	Primarily relates to Obligations related to securities lent or sold under repurchase agreements, Securities lent and Derivative transactions.

Note 25 Legal and regulatory matters

We are a large global institution that is subject to many different complex legal and regulatory requirements that continue to evolve. We are and have been subject to a variety of legal proceedings, including civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions. Some of these matters may involve novel legal theories and interpretations and may be advanced under criminal as well as civil statutes, and some proceedings could result in the imposition of civil, regulatory enforcement or criminal penalties. We review the status of all proceedings on an ongoing basis and will exercise judgment in resolving them in such manner as we believe to be in our best interest. This is an area of significant judgment and uncertainty and the extent of our financial and other exposure to these proceedings after taking into account current accruals could be material to our results of operations in any particular period. The following is a description of our significant legal proceedings.

London interbank offered rate (LIBOR) regulatory investigations and litigation

Royal Bank of Canada and other U.S. dollar panel banks have been named as defendants in private lawsuits filed in the U.S. with respect to the setting of U.S. dollar LIBOR including a number of class action lawsuits which have been consolidated before the U.S. District Court for the Southern District of New York. The complaints in those private lawsuits assert claims against us and other panel banks under various U.S. laws, including U.S. antitrust laws, the U.S. Commodity Exchange Act, and state law.

In addition to the LIBOR actions, in January 2019, a number of financial institutions, including Royal Bank of Canada and RBC Capital Markets LLC, were named in a purported class action in New York alleging violations of the U.S. antitrust laws and common law principles of unjust enrichment in the setting of LIBOR after the Intercontinental Exchange took over administration of the benchmark interest rate from the British Bankers’ Association in 2014.

On March 26, 2020, Royal Bank of Canada and RBC Capital Markets LLC were dismissed from the purported class action in New York alleging violations of the U.S. antitrust laws and common law principles of unjust enrichment in the setting of LIBOR after the Intercontinental Exchange took over administration of the benchmark interest rate from the British Bankers’ Association in 2014. On April 24, 2020, the plaintiffs filed a notice of appeal. Based on the facts currently known, it is not possible at this time for us to predict the ultimate outcome of these proceedings or the timing of their resolution.

Royal Bank of Canada Trust Company (Bahamas) Limited proceedings

On April 13, 2015, a French investigating judge notified Royal Bank of Canada Trust Company (Bahamas) Limited (RBC Bahamas) of the issuance of an ordonnance de renvoi referring RBC Bahamas and other unrelated persons to the French tribunal correctionnel to face the charge of complicity in estate tax fraud relating to actions taken relating to a trust for which RBC Bahamas serves as trustee. RBC Bahamas believes that its actions did not violate French law and contested the charge in the French court. On January 12, 2017, the French court acquitted all parties including RBC Bahamas and on June 29, 2018, the French appellate court affirmed the acquittals. The acquittals were appealed and the hearing took place on November 25, 2020. The court’s decision is expected to be issued in January 2021.

On October 28, 2016, Royal Bank of Canada was granted an exemption by the U.S. Department of Labor that allows Royal Bank of Canada and its current and future affiliates to continue to qualify for the Qualified Professional Asset Manager (QPAM) exemption under the Employee Retirement Income Security Act despite any potential conviction of RBC Bahamas in the French proceeding for a temporary one year period from the date of conviction. On November 3, 2020, the Solicitor of Labor of the U.S.

210            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

Department of Labor issued an opinion stating that a conviction under non-U.S. law is not a disqualifying event for purposes of the QPAM exemption. Based on that opinion, any conviction in a French court would not trigger disqualification of Royal Bank of Canada and its current and future affiliates under the QPAM exemption.

RBC Bahamas continues to review the trustee’s and the trust’s legal obligations, including liabilities and potential liabilities under applicable tax and other laws. Based on the facts currently known, it is not possible at this time to predict the ultimate outcome of these matters; however, we believe that the ultimate resolution will not have a material effect on our consolidated financial position, although it may be material to our results of operations in the period it occurs.

Interchange fees litigation

Since 2011, seven proposed class actions have been commenced in Canada: Bancroft-Snell v. Visa Canada Corporation, et al., 9085-4886 Quebec Inc. v. Visa Canada Corporation, et al., Coburn and Watson’s Metropolitan Home v. Bank of America Corporation, et al. (Watson), Macaronies Hair Club and Laser Centre Inc. v. BofA Canada Bank, et al., 1023926 Alberta Ltd. v. Bank of America Corporation, et al., The Crown & Hand Pub Ltd. v. Bank of America Corporation, et al., and Hello Baby Equipment Inc. v. BofA Canada Bank, et al. The defendants in each action are VISA Canada Corporation (Visa), MasterCard International Incorporated (MasterCard), Royal Bank of Canada and other financial institutions. The plaintiff class members are Canadian merchants who accept Visa and/or MasterCard branded credit cards for payment. The actions allege, among other things, that from March 2001 to the present, Visa and MasterCard conspired with their issuing banks and acquirers to set default interchange rates and merchant discount fees and that certain rules (Honour All Cards and No Surcharge) have the effect of increasing the merchant discount fees. The actions include claims of civil conspiracy, breach of the Competition Act (the Act) interference with economic relations and unjust enrichment. The claims seek unspecified general and punitive damages. In Watson, a decision to partially certify the action as a class proceeding was released on March 27, 2014, and was appealed. On August 19, 2015, the British Columbia Court of Appeal struck the plaintiff class representative’s cause of action under section 45 of the Act and reinstated the plaintiff class representative’s cause of action in civil conspiracy by unlawful means, among other rulings. In October 2016, the trial court in Watson denied a motion by the plaintiff to revive the stricken section 45 Competition Act claim, and also denied the plaintiff’s motion to add new causes of action. The Supreme Court of Canada declined the B.C. class action plaintiffs’ request to appeal the decision striking the plaintiffs’ cause of action under section 45 of the Competition Act. In October 2020, the parties agreed to adjourn the Watson trial.

In 9085-4886 Quebec Inc. v. Visa Canada Corporation, et al., the Quebec-court dismissed the Competition Act claims by Quebec merchants for post-2010 damages and certified a class action as to the remaining claims. The merchants appealed and on July 25, 2019, the Quebec Court of Appeal allowed the appeal to also authorize the merchants to proceed under section 45 of the Competition Act for claims after March 12, 2010 and for claims under section 49 of the Competition Act.

Foreign exchange matters

Various regulators are conducting inquiries regarding potential violations of antitrust law by a number of banks, including Royal Bank of Canada, regarding foreign exchange trading.

Beginning in 2015, putative class actions were brought against Royal Bank of Canada and/or RBC Capital Markets, LLC in the United States and Canada. These actions were each brought against multiple foreign exchange dealers and allege, among other things, collusive behaviour in global foreign exchange trading. In August 2018, the U.S. District Court entered a final order approving RBC Capital Markets’ pending settlement with class plaintiffs. In November 2018, certain institutional plaintiffs who had previously opted-out of participating in the settlement filed their own lawsuit in US District Court. In May 2020, the US District Court dismissed Royal Bank of Canada from the November 2018 lawsuit brought by certain institutional plaintiffs who had previously opted-out of participating in the August 2018 settlement with class plaintiffs. The Canadian class actions and one other U.S. action that is purportedly brought on behalf of different classes of plaintiffs remain pending.

In its discretion Royal Bank of Canada may choose to resolve claims, litigations, or similar matters at any time. Based on the facts currently known, it is not possible at this time to predict the ultimate outcome of the Foreign Exchange Matters or the timing of their ultimate resolution.

Other matters

We are a defendant in a number of other actions alleging that certain of our practices and actions were improper. The lawsuits involve a variety of complex issues and the timing of their resolution is varied and uncertain. Management believes that we will ultimately be successful in resolving these lawsuits, to the extent that we are able to assess them, without material financial impact to the Bank. This is, however, an area of significant judgment and the potential liability resulting from these lawsuits could be material to our results of operations in any particular period.

Various other legal proceedings are pending that challenge certain of our other practices or actions. While this is an area of significant judgment and some matters are currently inestimable, we consider that the aggregate liability, to the extent that we are able to assess it, resulting from these other proceedings will not be material to our consolidated financial position or results of operations.

Note 26 Related party transactions

Related parties

Related parties include associated companies, post-employment benefit plans for the benefit of our employees, key management personnel (KMP), the Board of Directors (Directors), close family members of KMP and Directors, and entities which are, directly or indirectly, controlled by, jointly controlled by or significantly influenced by KMP, Directors or their close family members.

Key management personnel and Directors

KMP are defined as those persons having authority and responsibility for planning, directing and controlling our activities, directly or indirectly. They include the senior members of our organization called the Group Executive (GE). The GE is comprised of the President and Chief Executive Officer and individuals that report directly to him, including the Chief Administrative Officer, Chief Financial Officer, Chief Human Resources Officer, Chief Risk Officer, and Group Heads for RBC Ventures & Corporate Development, Wealth Management, Insurance and Investor & Treasury Services, Capital Markets, Technology & Operations, and Personal & Commercial Banking. The Directors do not plan, direct, or control the activities of the entity; they oversee the management of the business and provide stewardship.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            211

Note 26 Related party transactions (continued)

Compensation of Key management personnel and Directors

	For the year ended

(Millions of Canadian dollars)	October 31 2020 (1)	October 31 2019
Salaries and other short-term employee benefits (2)	$21	$26
Post-employment benefits (3)	2	2
Share-based payments	32	44
	$55	$72

(1)	During the year ended October 31, 2020, certain executives who were members of the Bank’s Group Executive as at October 31, 2019, left the Bank and therefore, were no longer part of KMP. Compensation for the year ended October 31, 2020, attributable to the former executives, including benefits and share-based payments relating to awards granted in prior years was $27 million.
(2)	Includes the portion of the annual variable short-term incentive bonus that certain executives elected to receive in the form of DSUs. Refer to Note 21 for further details. Directors receive retainers but do not receive salaries and other short-term employee benefits.
(3)	Directors do not receive post-employment benefits.

Stock options, stock awards and shares held by Key management personnel, Directors and their close family members

	As at
	October 31, 2020 (1)		October 31, 2019

(Millions of Canadian dollars, except number of units)	No. of units held	Value	No. of units held	Value
Stock options (2)	1,912,482	$15	2,372,714	$51
Other non-option stock based awards (2)	869,756	81	1,481,096	157
RBC common and preferred shares	206,652	19	463,362	49
	2,988,890	$115	4,317,172	$257

(1)	During the year ended October 31, 2020, certain executives who were members of the Bank’s Group Executive as at October 31, 2019, left the Bank and therefore, were no longer part of KMP. Total shareholdings and options held upon their departure was 1,600,184 units, with a value of $91 million.
(2)	Directors do not receive stock options or any other non-option stock based awards.

Transactions, arrangements and agreements involving Key management personnel, Directors and their close family members

In the normal course of business, we provide certain banking services to KMP, Directors, and their close family members. These transactions were made on substantially the same terms, including interest rates and security, as for comparable transactions with persons of a similar standing and did not involve more than the normal risk of repayment or present other unfavourable features.

As at October 31, 2020, total loans to KMP, Directors and their close family members were $6 million (October 31, 2019 – $8 million). We have no stage 3 allowance or provision for credit losses relating to these loans as at and for the years ended October 31, 2020 and October 31, 2019. No guarantees, pledges or commitments have been given to KMP, Directors or their close family members.

Joint ventures and associates

In the normal course of business, we provide certain banking and financial services to our joint ventures and associates, including loans, interest and non-interest bearing deposits. These transactions meet the definition of related party transactions and were made on substantially the same terms as for comparable transactions with third parties.

As at October 31, 2020, loans to joint ventures and associates were $215 million (October 31, 2019 – $222 million) and deposits from joint ventures and associates were $15 million (October 31, 2019 – $180 million). We have no stage 3 allowance or provision for credit losses relating to loans to joint ventures and associates as at and for the years ended October 31, 2020 and October 31, 2019. $1 million of guarantees have been given to joint ventures and associates for the year ended October 31, 2020 (October 31, 2019 – $1 million).

Other transactions, arrangements or agreements involving joint ventures and associates

	As at or for the year ended

(Millions of Canadian dollars)	October 31 2020	October 31 2019
Commitments and other contingencies	$589	$430
Other fees received for services rendered	43	47
Other fees paid for services received	117	128

Note 27 Results by business segment

Composition of business segments

For management purposes, based on the products and services offered, we are organized into five business segments: Personal & Commercial Banking, Wealth Management, Insurance, Investor & Treasury Services and Capital Markets.

Personal & Commercial Banking provides a broad suite of financial products and services to individuals and businesses for their day-to-day banking, investing and financing needs through two businesses: Canadian Banking and Caribbean & U.S. Banking. In Canada, we provide a broad suite of financial products and services through our large branch network, automated teller

212            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

machines, and mobile sales network. In the Caribbean and the U.S., we offer a broad range of financial products and services in targeted markets. Non-interest income in Personal & Commercial Banking mainly comprises Service charges, Mutual fund revenue and Card service revenue.

Wealth Management serves high net worth and ultra-high net worth individual and institutional clients with a comprehensive suite of advice-based solutions and strategies to help them achieve their financial goals through our line of businesses in Canada, the U.S., the U.K., Europe and Asia, including Canadian Wealth Management, U.S. Wealth Management (including City National), Global Asset Management, and International Wealth Management. Non-interest income in Wealth Management mainly comprises Investment management and custodial fees, Mutual fund revenue and Securities brokerage commissions.

Insurance has operations in Canada and globally, operating under two business lines: Canadian Insurance and International Insurance, providing a wide range of life, health, home, auto, travel, wealth, annuities and reinsurance advice and solutions as well as creditor and business insurance services to individual, business and group clients. In Canada, we offer our products and services through our proprietary distribution channels, comprised of the field sales force, advice centers and online, as well as through independent insurance advisors and affinity relationships. Outside Canada, we operate in reinsurance and retrocession markets globally offering life, disability and longevity reinsurance products. Non-interest income in Insurance comprises Insurance premiums, investment and fee income.

Investor & Treasury Services is a provider of asset, cash management, transaction banking, and treasury services to institutional clients worldwide. We also provide Canadian dollar cash management, correspondent banking and trade finance for financial institutions globally and short-term funding and liquidity management for the bank. Non-interest income in Investor & Treasury Services mainly comprises Investment management and custodial fees.

Capital Markets provides expertise in banking, finance and capital markets to corporations, institutional investors, asset managers, governments and central banks around the world in our two main business lines: Corporate and Investment Banking and Global Markets. In North America, we offer a full suite of products and services which include corporate and investment banking, equity and debt origination and distribution, as well as sales and trading. Outside North America, we have a select presence in the U.K. & Europe, Australia, Asia & other markets. In the U.K. & Europe, we offer a diversified set of capabilities in our key sectors of expertise such as energy, mining and infrastructure, industrial, consumer, healthcare, technology and financial services. Non-interest income in Capital Markets mainly includes Trading revenue, Underwriting and other advisory fees and Credit fees.

All other enterprise level activities that are not allocated to these five business segments, such as enterprise funding, securitizations, net charges associated with unattributed capital, and consolidation adjustments, including the elimination of the Taxable equivalent basis (Teb) gross-up amounts, are included in Corporate Support. Teb adjustments gross up income from certain tax-advantaged sources from Canadian taxable corporate dividends and U.S. tax credit investments recorded in Capital Markets to their effective tax equivalent value with the corresponding offset recorded in the provision for income taxes. Management believes that these Teb adjustments are necessary for Capital Markets to reflect how it is managed and enhances the comparability of revenue across our taxable and tax-advantaged sources. Our use of Teb adjustments may not be comparable to similarly adjusted amounts at other financial institutions. The Teb adjustment for the year ended October 31, 2020 was $513 million (October 31, 2019 – $450 million).

Geographic segments

For geographic reporting, our segments are grouped into Canada, United States and Other International. Transactions are primarily recorded in the location that best reflects the risk due to negative changes in economic conditions and prospects for growth due to positive economic changes. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of our clients. Transactions are recorded in the local currency and are subject to foreign exchange rate fluctuations with respect to the movement in the Canadian dollar.

Management reporting framework

Our management reporting framework is intended to measure the performance of each business segment as if it were a stand-alone business and reflects the way that the business segment is managed. This approach is intended to ensure that our business segments’ results include all applicable revenue and expenses associated with the conduct of their business and depicts how management views those results. We regularly monitor these segment results for the purpose of making decisions about resource allocation and performance assessment. These items do not impact our consolidated results.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions and methodologies for allocating overhead costs and indirect expenses to our business segments and that assists in the attribution of capital and the transfer pricing of funds to our business segments in a manner that consistently measures and aligns the economic costs with the underlying benefits and risks of that specific business segment. Activities and business conducted between our business segments are generally at market rates. All other enterprise level activities that are not allocated to our five business segments are reported under Corporate Support.

Our assumptions and methodologies used in our management reporting framework are periodically reviewed by us to ensure that they remain valid. The capital attribution methodologies involve a number of assumptions that are revised periodically.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            213

Note 27 Results by business segment (continued)

	For the year ended October 31, 2020

(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (1)	Corporate Support (1)	Total	Canada	United States	Other International
Net interest income (2)	$12,568	$2,860	$–	$329	$5,135	$(57)	$20,835	$14,185	$4,959	$1,691
Non-interest income	5,163	9,360	5,361	1,982	4,749	(269)	26,346	13,510	6,775	6,061
Total revenue	17,731	12,220	5,361	2,311	9,884	(326)	47,181	27,695	11,734	7,752
Provision for credit losses	2,891	214	–	6	1,239	1	4,351	2,881	949	521
Insurance policyholder benefits, claims and acquisition expense	–	–	3,683	–	–	–	3,683	1,993	–	1,690
Non-interest expense	7,946	9,212	592	1,589	5,362	57	24,758	12,513	8,380	3,865
Net income (loss) before income taxes	6,894	2,794	1,086	716	3,283	(384)	14,389	10,308	2,405	1,676
Income taxes (recoveries)	1,807	639	255	180	507	(436)	2,952	2,516	209	227
Net income	$5,087	$2,155	$831	$536	$2,776	$52	$11,437	$7,792	$2,196	$1,449
Non-interest expense includes:
Depreciation and amortization	$929	$879	$58	$217	$517	$6	$2,606	$1,587	$725	$294
Impairment of other intangibles	–	1	–	7	6	28	42	40	1	1

Total assets	$509,679	$129,706	$21,253	$230,695	$688,054	$45,161	$1,624,548	$911,932	$431,473	$281,143
Total assets include:
Additions to premises and equipment and intangibles	$722	$704	$46	$101	$452	$559	$2,584	$1,454	$706	$424

Total liabilities	$509,682	$129,673	$21,311	$230,618	$688,314	$(41,817)	$1,537,781	$825,034	$431,570	$281,177

	For the year ended October 31, 2019

(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (1)	Corporate Support (1)	Total	Canada	United States	Other International
Net interest income (2)	$12,653	$2,993	$–	$(44)	$4,043	$104	$19,749	$14,375	$4,058	$1,316
Non-interest income	5,212	9,150	5,710	2,389	4,245	(453)	26,253	14,037	6,411	5,805
Total revenue	17,865	12,143	5,710	2,345	8,288	(349)	46,002	28,412	10,469	7,121
Provision for credit losses	1,448	117	–	–	299	–	1,864	1,512	282	70
Insurance policyholder benefits, claims and acquisition expense	–	–	4,085	–	–	–	4,085	2,800	–	1,285
Non-interest expense	7,768	8,813	606	1,725	5,096	131	24,139	12,175	7,994	3,970
Net income (loss) before income taxes	8,649	3,213	1,019	620	2,893	(480)	15,914	11,925	2,193	1,796
Income taxes (recoveries)	2,247	663	213	145	227	(452)	3,043	2,748	133	162
Net income	$6,402	$2,550	$806	$475	$2,666	$(28)	$12,871	$9,177	$2,060	$1,634
Non-interest expense includes:
Depreciation and amortization	$632	$593	$48	$143	$408	$–	$1,824	$1,176	$486	$162
Impairment of other intangibles	–	–	–	44	2	64	110	20	54	36

Total assets	$481,720	$106,579	$19,012	$144,406	$634,313	$42,905	$1,428,935	$753,142	$399,792	$276,001
Total assets include:
Additions to premises and equipment and intangibles	$408	$565	$44	$142	$491	$621	$2,271	$1,326	$669	$276

Total liabilities	$481,745	$106,770	$19,038	$144,378	$634,126	$(40,747)	$1,345,310	$669,543	$399,800	$275,967

(1)	Taxable equivalent basis.
(2)	Interest revenue is reported net of interest expense as we rely primarily on net interest income as a performance measure.

Note 28 Nature and extent of risks arising from financial instruments

We are exposed to credit, market and liquidity and funding risks as a result of holding financial instruments. Our risk measurement and objectives, policies and methodologies for managing these risks are disclosed in the shaded text along with those tables specifically marked with an asterisk (*) in the Credit risk section of Management’s Discussion and Analysis. These shaded text and tables are an integral part of these Consolidated Financial Statements.

Concentrations of credit risk exist if a number of our counterparties are engaged in similar activities, are located in the same geographic region or have comparable economic characteristics such that their ability to meet contractual obligations would be similarly affected by changes in economic, political or other conditions.

214            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

Concentrations of credit risk indicate the relative sensitivity of our performance to developments affecting a particular industry or geographic location. The amounts of credit exposure associated with certain of our on- and off-balance sheet financial instruments are summarized in the following tables.

	As at October 31, 2020

(Millions of Canadian dollars, except percentage amounts)	Canada	%	United States	%	Europe	%	Other International	%	Total
On-balance sheet assets other than derivatives (1)	$688,945	69%	$200,521	20%	$68,058	7%	$40,736	4%	$998,260
Derivatives before master netting agreements (2), (3)	22,761	20%	28,074	24%	56,229	49%	8,185	7%	115,249
	$711,706	64%	$228,595	21%	$124,287	11%	$48,921	4%	$1,113,509
Off-balance sheet credit instruments (4)
Committed and uncommitted (5)	$394,732	66%	$162,589	27%	$34,892	6%	$6,535	1%	$598,748
Other	62,329	60%	12,697	12%	27,232	26%	2,208	2%	104,466
	$457,061	65%	$175,286	25%	$62,124	9%	$8,743	1%	$703,214

(Millions of Canadian dollars, except percentage amounts)	As at October 31, 2019
	Canada	%	United States	%	Europe	%	Other International	%	Total
On-balance sheet assets other than derivatives (1)	$646,567	69%	$189,240	20%	$60,554	6%	$50,642	5%	$947,003
Derivatives before master netting agreements (2), (3)	19,544	19%	23,250	23%	53,752	52%	6,421	6%	102,967
	$666,111	64%	$212,490	20%	$114,306	11%	$57,063	5%	$1,049,970
Off-balance sheet credit instruments (4)
Committed and uncommitted (5)	$367,907	67%	$148,326	27%	$29,462	5%	$5,774	1%	$551,469
Other	67,410	58%	15,246	13%	31,934	28%	1,491	1%	116,081
	$435,317	65%	$163,572	25%	$61,396	9%	$7,265	1%	$667,550

(1)	Includes assets purchased under reverse repurchase agreements and securities borrowed, loans and customers’ liability under acceptances. The largest concentrations in Canada are Ontario at 56% (October 31, 2019 – 56%), the Prairies at 16% (October 31, 2019 – 16%), British Columbia and the territories at 14% (October 31, 2019 – 14%) and Quebec at 10% (October 31, 2019 – 10%). No industry accounts for more than 25% (October 31, 2019 – 35%) of total on-balance sheet credit instruments. The classification of our sectors aligns with our view of credit risk by industry.
(2)	A further breakdown of our derivative exposures by risk rating and counterparty type is provided in Note 8.
(3)	Excludes valuation adjustments determined on a pooled basis.
(4)	Balances presented are contractual amounts representing our maximum exposure to credit risk.
(5)	Represents our maximum exposure to credit risk. Retail and wholesale commitments respectively comprise 46% and 54% of our total commitments (October 31, 2019 – 43% and 57%). The largest concentrations in the wholesale portfolio relate to Financial services at 15% (October 31, 2019 – 13%), Utilities at 12% (October 31, 2019 – 11%), Real estate & related at 10% (October 31, 2019 – 9%), Other services at 8% (October 31, 2019 – 7%), and Oil & gas at 7% (October 31, 2019 – 7%). The classification of our sectors aligns with our view of credit risk by industry.

Note 29 Capital management

Regulatory capital and capital ratios

OSFI formally establishes risk-based capital and leverage targets for deposit-taking institutions in Canada. We are required to calculate our capital ratios using the Basel III framework. Under Basel III, regulatory capital includes Common Equity Tier 1 (CET1), Tier 1 and Tier 2 capital. CET1 capital mainly consists of common shares, retained earnings and other components of equity. Regulatory adjustments under Basel III include deductions of goodwill and other intangibles, certain deferred tax assets, defined benefit pension fund assets, investments in banking, financial and insurance entities, and the shortfall of provisions to expected losses. Tier 1 capital comprises predominantly CET1 and Additional Tier 1 items including non-cumulative preferred shares and LRCNs that meet certain criteria. Tier 2 capital includes subordinated debentures that meet certain criteria, certain loan loss allowances and non-controlling interests in subsidiaries Tier 2 instruments. Total capital is the sum of Tier 1 and Tier 2 capital.

Regulatory capital ratios are calculated by dividing CET1, Tier 1 and Total capital by risk-weighted assets. The leverage ratio is calculated by dividing Tier 1 capital by an exposure measure. The exposure measure consists of total assets (excluding items deducted from Tier 1 capital) and certain off-balance sheet items converted into credit exposure equivalents. Adjustments are also made to derivatives and secured financing transactions to reflect credit and other risks.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            215

Note 29 Capital management (continued)

During 2020 and 2019, we complied with all capital and leverage requirements, including the domestic stability buffer, imposed by OSFI.

	As at

(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	October 31 2020	October 31 2019
Capital (1)
CET1 capital	$68,082	$62,184
Tier 1 capital	74,005	67,861
Total capital	84,928	77,888
Risk-weighted Assets (RWA) used in calculation of capital ratios (1)
Credit risk	$448,821	$417,835
Market risk	27,374	28,917
Operational risk	70,047	66,104
Total RWA	$546,242	$512,856
Capital ratios and Leverage ratio (1)
CET1 ratio	12.5%	12.1%
Tier 1 capital ratio	13.5%	13.2%
Total capital ratio	15.5%	15.2%
Leverage ratio	4.8%	4.3%
Leverage ratio exposure (billions)	$1,552.9	$1,570.5

(1)	Capital, RWA, and capital ratios are calculated using OSFI’s Capital Adequacy Requirements (CAR) guideline and the Leverage ratio is calculated using OSFI’s Leverage Requirements (LR) guideline as updated in accordance with the regulatory guidance issued in fiscal 2020 by OSFI in response to the COVID-19 pandemic. Both the CAR guideline and LR guideline are based on the Basel III framework.

Note 30 Offsetting financial assets and financial liabilities

Offsetting within our Consolidated Balance Sheets may be achieved where financial assets and liabilities are subject to master netting arrangements that provide the currently enforceable right of offset and where there is an intention to settle on a net basis, or realize the assets and settle the liabilities simultaneously. For derivative contracts and repurchase and reverse repurchase arrangements, this is generally achieved when there is a market mechanism for settlement (e.g., central counterparty exchange or clearing house) which provides daily net settlement of cash flows arising from these contracts. Margin receivables and margin payables are generally offset as they settle simultaneously through a market settlement mechanism.

Amounts that do not qualify for offsetting include master netting arrangements that only permit outstanding transactions with the same counterparty to be offset in an event of default or occurrence of other predetermined events. Such master netting arrangements include the International Swaps and Derivatives Association Master Agreement or certain derivative exchange or clearing counterparty agreements for derivative contracts, global master repurchase agreement and global master securities lending agreements for repurchase, reverse repurchase and other similar secured lending and borrowing arrangements.

The amount of financial collateral received or pledged subject to master netting arrangements or similar agreements but do not qualify for offsetting refers to the collateral received or pledged to cover the net exposure between counterparties by enabling the collateral to be realized in an event of default or the occurrence of other predetermined events. Certain amounts of collateral are restricted from being sold or re-pledged unless there is an event of default or the occurrence of other predetermined events.

The following tables provide the amount of financial instruments that have been offset on the Consolidated Balance Sheets and the amounts that do not qualify for offsetting but are subject to enforceable master netting arrangements or similar agreements. The amounts presented are not intended to represent our actual exposure to credit risk.

Financial assets subject to offsetting, enforceable master netting arrangements or similar agreements

	As at October 31, 2020
	Amounts subject to offsetting and enforceable netting arrangements
				Amounts subject to master netting arrangements or similar agreements but do not qualify for offsetting on the balance sheet (1)

(Millions of Canadian dollars)	Gross amounts of financial assets before balance sheet offsetting	Amounts of financial liabilities offset on the balance sheet	Net amount of financial assets presented on the balance sheet	Impact of master netting agreements	Financial collateral received (2)	Net amount	Amounts not subject to enforceable netting arrangements	Total amount recognized on the balance sheet
Assets purchased under reverse repurchase agreements and securities borrowed	$347,327	$35,783	$311,544	$36	$310,128	$1,380	$1,471	$313,015
Derivative assets (3)	99,535	657	98,878	69,300	18,627	10,951	14,610	113,488
Other financial assets	445	192	253	2	50	201	–	253
	$447,307	$36,632	$410,675	$69,338	$328,805	$12,532	$16,081	$426,756

216            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

	As at October 31, 2019
	Amounts subject to offsetting and enforceable netting arrangements
				Amounts subject to master netting arrangements or similar agreements but do not qualify for offsetting on the balance sheet (1)

(Millions of Canadian dollars)	Gross amounts of financial assets before balance sheet offsetting	Amounts of financial liabilities offset on the balance sheet	Net amount of financial assets presented on the balance sheet	Impact of master netting agreements	Financial collateral received (2)	Net amount	Amounts not subject to enforceable netting arrangements	Total amount recognized on the balance sheet
Assets purchased under reverse repurchase agreements and securities borrowed	$374,617	$69,420	$305,197	$527	$303,539	$1,131	$1,764	$306,961
Derivative assets (3)	88,996	710	88,286	62,524	15,458	10,304	13,274	101,560
Other financial assets	994	281	713	1	89	623	–	713
	$464,607	$70,411	$394,196	$63,052	$319,086	$12,058	$15,038	$409,234

(1)	Financial collateral is reflected at fair value. The amount of financial instruments and financial collateral disclosed is limited to the net balance sheet exposure, and any over-collateralization is excluded from the table.
(2)	Includes cash collateral of $15.2 billion (October 31, 2019 – $11.6 billion) and non-cash collateral of $313.6 billion (October 31, 2019 – $307.5 billion).
(3)	Includes cash margin of $4.9 billion (October 31, 2019 – $3.6 billion) which offset against the derivative balance on the balance sheet.

Financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreements

	As at October 31, 2020
	Amounts subject to offsetting and enforceable netting arrangements
				Amounts subject to master netting arrangements or similar agreements but do not qualify for offsetting on the balance sheet (1)

(Millions of Canadian dollars)	Gross amounts of financial liabilities before balance sheet offsetting	Amounts of financial assets offset on the balance sheet	Net amount of financial liabilities presented on the balance sheet	Impact of master netting agreements	Financial collateral pledged (2)	Net amount	Amounts not subject to enforceable netting arrangements	Total amount recognized on the balance sheet
Obligations related to assets sold under repurchase agreements and securities loaned	$309,130	$35,783	$273,347	$36	$272,871	$440	$884	$274,231
Derivative liabilities (3)	96,138	657	95,481	69,300	16,232	9,949	14,446	109,927
Other financial liabilities	358	192	166	2	–	164	–	166
	$405,626	$36,632	$368,994	$69,338	$289,103	$10,553	$15,330	$384,324

	As at October 31, 2019
	Amounts subject to offsetting and enforceable netting arrangements
				Amounts subject to master netting arrangements or similar agreements but do not qualify for offsetting on the balance sheet (1)

(Millions of Canadian dollars)	Gross amounts of financial liabilities before balance sheet offsetting	Amounts of financial assets offset on the balance sheet	Net amount of financial liabilities presented on the balance sheet	Impact of master netting agreements	Financial collateral pledged (2)	Net amount	Amounts not subject to enforceable netting arrangements	Total amount recognized on the balance sheet
Obligations related to assets sold under repurchase agreements and securities loaned	$294,758	$69,420	$225,338	$527	$224,506	$305	$1,248	$226,586
Derivative liabilities (3)	84,624	710	83,914	62,524	13,540	7,850	14,629	98,543
Other financial liabilities	492	281	211	1	–	210	–	211
	$379,874	$70,411	$309,463	$63,052	$238,046	$8,365	$15,877	$325,340

(1)	Financial collateral is reflected at fair value. The amount of financial instruments and financial collateral disclosed is limited to the net balance sheet exposure, and any over-collateralization is excluded from the table.
(2)	Includes cash collateral of $13.5 billion (October 31, 2019 – $11.5 billion) and non-cash collateral of $275.6 billion (October 31, 2019 – $226.5 billion).
(3)	Includes cash margin of $2 billion (October 31, 2019 – $1.3 billion) which offset against the derivative balance on the balance sheet.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            217

Note 31 Recovery and settlement of on-balance sheet assets and liabilities

The table below presents an analysis of assets and liabilities recorded on our Consolidated Balance Sheets by amounts to be recovered or settled within one year and after one year, as at the balance sheet date, based on contractual maturities and certain other assumptions outlined in the footnotes below. As warranted, we manage the liquidity risk of various products based on historical behavioural patterns that are often not aligned with contractual maturities. Amounts to be recovered or settled within one year, as presented below, may not be reflective of our long-term view of the liquidity profile of certain balance sheet categories.

(Millions of Canadian dollars)	As at
	October 31, 2020			October 31, 2019
	Within one year	After one year	Total	Within one year	After one year	Total
Assets
Cash and due from banks (1)	$117,375	$1,513	$118,888	$ 24,822	$1,488	$26,310
Interest-bearing deposits with banks	39,013	–	39,013	38,345	–	38,345
Securities
Trading (2)	126,309	9,762	136,071	137,772	8,762	146,534
Investment, net of applicable allowance	34,728	105,015	139,743	17,283	85,187	102,470
Assets purchased under reverse repurchase agreements and securities borrowed	313,013	2	313,015	306,828	133	306,961
Loans
Retail	97,223	360,753	457,976	108,382	317,704	426,086
Wholesale	51,296	157,359	208,655	48,737	147,133	195,870
Allowance for loan losses			(5,639)			(3,100)
Segregated fund net assets	–	1,922	1,922	–	1,663	1,663
Other
Customers’ liability under acceptances	18,507	–	18,507	18,062	–	18,062
Derivatives (2)	110,217	3,271	113,488	99,792	1,768	101,560
Premises and equipment	–	7,934	7,934	–	3,191	3,191
Goodwill	–	11,302	11,302	–	11,236	11,236
Other intangibles	–	4,752	4,752	–	4,674	4,674
Other assets	46,953	11,968	58,921	38,775	10,298	49,073
	$954,634	$675,553	$1,624,548	$ 838,798	$593,237	$1,428,935
Liabilities
Deposits (3)	$852,734	$159,151	$1,011,885	$ 719,933	$166,072	$886,005
Segregated fund net liabilities	–	1,922	1,922	–	1,663	1,663
Other
Acceptances	18,618	–	18,618	18,091	–	18,091
Obligations related to securities sold short	26,754	2,531	29,285	32,668	2,401	35,069
Obligations related to assets sold under repurchase agreements and securities loaned	269,260	4,971	274,231	226,582	4	226,586
Derivatives (2)	108,407	1,520	109,927	97,415	1,128	98,543
Insurance claims and policy benefit liabilities	1,798	10,417	12,215	1,726	9,675	11,401
Other liabilities	48,844	20,987	69,831	41,612	16,525	58,137
Subordinated debentures	–	9,867	9,867	1,999	7,816	9,815
	$1,326,415	$211,366	$1,537,781	$ 1,140,026	$205,284	$1,345,310

(1)	Cash and due from banks are assumed to be recovered within one year, except for cash balances not available for use by the Bank.
(2)	Trading securities classified as FVTPL and trading derivatives are presented as within one year as this best represents in most instances the short-term nature of our trading activities. Non-trading derivatives are presented according to the recovery or settlement of the hedging transaction.
(3)	Demand deposits of $511 billion (October 31, 2019 – $405 billion) are presented as within one year due to their being repayable on demand or at short notice on a contractual basis. In practice, these deposits relate to a broad range of individuals and customer-types which form a stable base for our operations and liquidity needs.

218            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

Note 32 Parent company information

The following table presents information regarding the legal entity of Royal Bank of Canada with its subsidiaries presented on an equity accounted basis.

Condensed Balance Sheets

	As at
(Millions of Canadian dollars)	October 31 2020	October 31 2019
Assets
Cash and due from banks	$109,397	$14,264
Interest-bearing deposits with banks	21,603	22,279
Securities	146,524	118,716
Investments in bank subsidiaries and associated corporations (1)	41,029	37,234
Investments in other subsidiaries and associated corporations	76,358	73,785
Assets purchased under reverse repurchase agreements and securities borrowed	134,037	123,755
Loans, net of allowance for loan losses	554,173	526,078
Other assets	171,622	152,422
	$1,254,743	$1,068,533
Liabilities and shareholders’ equity
Deposits	$782,637	$681,509
Net balances due to bank subsidiaries (1)	42,157	2,678
Net balances due to other subsidiaries	36,421	36,594
Other liabilities	297,261	254,678
	1,158,476	975,459
Subordinated debentures	9,603	9,551
Shareholders’ equity	86,664	83,523
	$1,254,743	$1,068,533

(1)	Bank refers primarily to regulated deposit-taking institutions and securities firms.

Condensed Statements of Income and Comprehensive Income

	For the year ended
(Millions of Canadian dollars)	October 31 2020	October 31 2019
Interest and dividend income (1)	$23,596	$27,630
Interest expense	9,548	14,966
Net interest income	14,048	12,664
Non-interest income (2)	4,792	5,569
Total revenue	18,840	18,233
Provision for credit losses	3,888	1,730
Non-interest expense	9,580	9,212
Income before income taxes	5,372	7,291
Income taxes	1,139	1,568
Net income before equity in undistributed income of subsidiaries	4,233	5,723
Equity in undistributed income of subsidiaries	7,199	7,137
Net income	$11,432	$12,860
Other comprehensive income (loss), net of taxes	(1,137)	(1,441)
Total comprehensive income	$10,295	$11,419

(1)	Includes dividend income from investments in subsidiaries and associated corporations of $27 million (October 31, 2019 – $27 million).
(2)	Includes a nominal share of profit (loss) from associated corporations (October 31, 2019 – nominal).

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2020            219

Note 32 Parent company information (continued)

Condensed Statements of Cash Flows

	For the year ended
(Millions of Canadian dollars)	October 31 2020	October 31 2019
Cash flows from operating activities
Net income	$11,432	$12,860
Adjustments to determine net cash from operating activities:
Change in undistributed earnings of subsidiaries	(7,199)	(7,137)
Change in deposits, net of securitizations	101,128	39,238
Change in loans, net of securitizations	(30,833)	(31,744)
Change in trading securities	404	2,350
Change in obligations related to assets sold under repurchase agreements and securities loaned	26,716	12,449
Change in assets purchased under reverse repurchase agreements and securities borrowed	(10,282)	(15,814)
Change in obligations related to securities sold short	(3,032)	797
Other operating activities, net	685	(8,149)
Net cash from (used in) operating activities	89,019	4,850
Cash flows from investing activities
Change in interest-bearing deposits with banks	676	(2,018)
Proceeds from sales and maturities of investment securities	74,849	37,963
Purchases of investment securities	(101,551)	(39,461)
Net acquisitions of premises and equipment and other intangibles	(1,243)	(1,266)
Change in cash invested in subsidiaries	1,484	332
Change in net funding provided to subsidiaries	39,306	4,616
Net cash from (used in) investing activities	13,521	166
Cash flows from financing activities
Issuance of subordinated debentures	2,750	1,500
Repayment of subordinated debentures	(3,000)	(1,100)
Issue of common shares, net of issuance costs	70	105
Common shares purchased for cancellation	(814)	(1,030)
Issue of preferred shares and other equity instruments, net of issuance costs	1,745	350
Redemption of preferred shares and other equity instruments	(1,508)	(950)
Dividends paid on shares and distributions paid on other equity instruments	(6,333)	(6,025)
Repayment of lease liabilities	(317)
Net cash from (used in) financing activities	(7,407)	(7,150)
Net change in cash and due from banks	95,133	(2,134)
Cash and due from banks at beginning of year	14,264	16,398
Cash and due from banks at end of year	$109,397	$14,264
Supplemental disclosure of cash flow information
Amount of interest paid	$10,335	$14,574
Amount of interest received	22,340	25,883
Amount of dividends received	1,977	1,694
Amount of income taxes paid	917	1,789

Note 33 Subsequent events

On November 2, 2020, we issued $1,250 million of LRCN Series 2, at a price per note of $1,000, with recourse limited to assets held by a third party trustee in a consolidated trust. The trust assets in respect of LRCN Series 2 consist of $1,250 million of our Non-Cumulative 5-Year Rate Reset First Preferred Shares Series BR (Series BR) issued concurrently with LRCN Series 2 at a price of $1,000 per Series BR. LRCN Series 2 bear interest at a fixed rate of 4% per annum until February 24, 2026, and thereafter at a rate per annum, reset every fifth year, equal to the 5-Year Government of Canada Yield plus 3.617% until maturity on February 24, 2081.

220            Royal Bank of Canada: Annual Report 2020             Consolidated Financial Statements

Ten-year statistical review

Condensed Balance Sheets

(Millions of Canadian dollars) (1)	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Assets
Cash and due from banks	$118,888	$26,310	$30,209	$28,407	$14,929	$12,452	$17,421	$15,550	$12,428	$12,428
Interest-bearing deposits with banks	39,013	38,345	36,471	32,662	27,851	22,690	8,399	9,039	10,246	6,460
Securities, net of applicable allowance (2)	275,814	249,004	222,866	218,379	236,093	215,508	199,148	182,710	161,602	167,022
Assets purchased under reverse repurchase agreements and securities borrowed	313,015	306,961	294,602	220,977	186,302	174,723	135,580	117,517	112,257	84,947
Loans, net of allowance	660,992	618,856	576,818	542,617	521,604	472,223	435,229	408,850	378,241	347,530
Other	216,826	189,459	173,768	169,811	193,479	176,612	144,773	126,079	149,180	175,446
Total assets	$1,624,548	$1,428,935	$1,334,734	$1,212,853	$1,180,258	$1,074,208	$940,550	$859,745	$823,954	$793,833
Liabilities
Deposits (3)	$1,011,885	$886,005	$836,197	$789,036	$757,589	$697,227	$614,100	$563,079	$512,244	$479,102
Other (3)	516,029	449,490	409,451	340,124	341,295	305,675	264,088	239,763	259,174	263,625
Subordinated debentures	9,867	9,815	9,131	9,265	9,762	7,362	7,859	7,443	7,615	8,749
Trust capital securities	–	–	–	–	–	–	–	–	–	894
Total liabilities	$1,537,781	$1,345,310	$1,254,779	$1,138,425	$1,108,646	$1,010,264	$886,047	$810,285	$779,033	$752,370
Equity attributable to shareholders	86,664	83,523	79,861	73,829	71,017	62,146	52,690	47,665	43,160	39,702
Non-controlling interest	103	102	94	599	595	1,798	1,813	1,795	1,761	1,761
Total equity	86,767	83,625	79,955	74,428	71,612	63,944	54,503	49,460	44,921	41,463
Total liabilities and equity	$1,624,548	$1,428,935	$1,334,734	$1,212,853	$1,180,258	$1,074,208	$940,550	$859,745	$823,954	$793,833
Condensed Income Statements

(Millions of Canadian dollars) (1)	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net interest income (3)	$20,835	$19,749	$17,952	$16,926	$16,531	$14,771	$14,116	$13,249	$12,439	$11,357
Non-interest income (3), (4)	26,346	26,253	24,624	23,743	22,264	20,932	19,992	17,433	16,708	16,281
Total revenue (4)	47,181	46,002	42,576	40,669	38,795	35,703	34,108	30,682	29,147	27,638
Provision for credit losses (5)	4,351	1,864	1,307	1,150	1,546	1,097	1,164	1,237	1,299	1,133
Insurance policyholder benefits, claims and acquisition expense	3,683	4,085	2,676	3,053	3,424	2,963	3,573	2,784	3,621	3,358
Non-interest expense (4)	24,758	24,139	22,833	21,794	20,526	19,020	17,661	16,214	14,641	14,167
Net income from continuing operations	11,437	12,871	12,431	11,469	10,458	10,026	9,004	8,342	7,558	6,970
Net loss from discontinued operations	–	–	–	–	–	–	–	–	(51)	(526)
Net income	$11,437	$12,871	$12,431	$11,469	$10,458	$10,026	$9,004	$8,342	$7,507	$6,444
Other Statistics – reported

(Millions of Canadian dollars, except percentages and per share amounts) (1)	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
PROFITABILITY MEASURES (6)
Earnings per shares – basic	$7.84	$8.78	$8.39	$7.59	$6.80	$6.75	$6.03	$5.53	$4.96	$4.25
– diluted	$7.82	$8.75	$8.36	$7.56	$6.78	$6.73	$6.00	$5.49	$4.91	$4.19
Return on common equity (7), (8)	14.2%	16.8%	17.6%	17.0%	16.3%	18.6%	19.0%	19.7%	19.6%	18.7%
Return on risk-weighted assets (9)	2.10%	2.52%	2.55%	2.49%	2.34%	2.45%	2.52%	2.67%	2.70%	2.44%
Efficiency ratio (4)	52.5%	52.5%	53.6%	53.6%	52.9%	53.3%	51.8%	52.8%	50.2%	51.3%
KEY RATIOS
PCL on impaired loans as a % of average net loans and acceptances (10)	0.24%	0.27%	0.20%	0.21%	0.28%	0.24%	0.27%	0.31%	0.35%	0.33%
Net interest margin (average earning assets, net) (3), (7)	1.55%	1.61%	1.64%	1.69%	1.70%	1.71%	1.86%	1.88%	1.97%	1.86%
SHARE INFORMATION
Common shares outstanding (000s) – end of period	1,422,473	1,430,096	1,438,794	1,452,535	1,484,235	1,443,955	1,443,125	1,441,722	1,445,846	1,438,522
Dividends declared per common share	$4.29	$4.07	$3.77	$3.48	$3.24	$3.08	$2.84	$2.53	$2.28	$2.08
Dividend yield (11)	4.7%	4.1%	3.7%	3.8%	4.3%	4.1%	3.8%	4.0%	4.5%	3.9%
Dividend payout ratio	55%	46%	45%	46%	48%	46%	47%	46%	46%	45%
Book value per share	$56.75	$54.41	$51.12	$46.41	$43.32	$39.51	$33.69	$29.87	$26.52	$24.25
Common share price (RY on TSX) (12)	$93.16	$106.24	$95.92	$100.87	$83.80	$74.77	$80.01	$70.02	$56.94	$48.62
Market capitalization (TSX) (12)	132,518	151,933	138,009	146,554	124,476	107,925	115,393	100,903	82,296	69,934
Market price to book value	1.64	1.95	1.88	2.17	1.93	1.89	2.38	2.34	2.15	2.00
CAPITAL MEASURES – CONSOLIDATED (13)
Common Equity Tier 1 capital ratio	12.5%	12.1%	11.5%	10.9%	10.8%	10.6%	9.9%	9.6%	n.a.	n.a.
Tier 1 capital ratio	13.5%	13.2%	12.8%	12.3%	12.3%	12.2%	11.4%	11.7%	13.1%	n.a.
Total capital ratio	15.5%	15.2%	14.6%	14.2%	14.4%	14.0%	13.4%	14.0%	15.1%	n.a.
Leverage ratio	4.8%	4.3%	4.4%	4.4%	4.4%	4.3%	n.a.	n.a.	n.a.	n.a.

(1)	Effective November 1, 2019, we adopted IFRS 16 Leases. Results from periods prior to November 1, 2019 are reported in accordance with IAS 17 Leases in this 2020 Annual Report. Effective November 1, 2018, we adopted IFRS 15 Revenue from Contracts with Customers. Results from periods prior to November 1, 2018 are reported in accordance with IAS 18 Revenue in this 2020 Annual Report. Effective November 1, 2017, we adopted IFRS 9 Financial Instruments (IFRS 9). Results from periods prior to November 1, 2017 are reported in accordance with IAS 39 Financial Instruments: Recognition and Measurement (IAS 39) in this 2020 Annual Report.
(2)	Securities are comprised of trading and investment securities. Under IFRS 9, investment securities represent debt and equity securities at FVOCI and debt securities at amortized cost, net of the applicable allowance. Under IAS 39, investment securities represented available-for-sale securities and held-to-maturity securities.
(3)	Commencing Q4 2019, the interest component and the accrued interest payable recorded on certain deposits carried at FVTPL previously presented in trading revenue and deposits, respectively are presented in net interest income and other liabilities respectively. As at November 1, 2016, comparative amounts have been reclassified to conform with this presentation.
(4)	Effective Q4 2017, service fees and other costs incurred in association with certain commissions and fees earned are presented on a gross basis in non-interest expense. As at November 1, 2014, comparative amounts have been reclassified to conform with this presentation.
(5)	Under IFRS 9, PCL relates primarily to loans, acceptances, and commitments, and also applies to all financial assets except for those classified or designated as FVTPL and equity securities designated as FVOCI. Prior to the adoption of IFRS 9, PCL related only to loans, acceptances, and commitments. PCL on loans, acceptances, and commitments is comprised of PCL on impaired loans (Stage 3 PCL under IFRS 9 and PCL on impaired loans under IAS 39) and PCL on performing loans (Stage 1 and Stage 2 PCL under IFRS 9 and PCL on loans not yet identified as impaired under IAS 39).
(6)	Ratios for 2011-2012 represent continuing operations.
(7)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes Average common equity used in the calculation of ROE. For further details, refer to the Key performance and non-GAAP measures section of the MD&A.
(8)	These measures may not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions. For further details, refer to the Key performance and non-GAAP measures section of the MD&A.
(9)	Return on risk-weighted assets (RWA) for fiscal 2011 is based on RWA reported under Canadian Generally Accepted Accounting Policies (CGAAP) and Income reported under IFRS.
(10)	PCL on impaired loans represents Stage 3 PCL under IFRS 9 and PCL on impaired loans under IAS 39. Stage 3 PCL under IFRS 9 is comprised of lifetime credit losses of credit-impaired loans, acceptances and commitments.
(11)	Defined as dividends per common share divided by the average of the high and low share price in the relevant period.
(12)	Based on TSX closing market price at period-end.
(13)	Effective 2013, we calculated the capital and leverage ratios using the Basel III framework unless otherwise stated. 2011-2012 capital and leverage ratios were calculated using the Basel II framework. Capital and leverage ratios for 2011 were determined under CGAAP and Basel II framework.
n.a.	not applicable

Ten-year statistical review            Royal Bank of Canada: Annual Report 2020            221

Glossary

Acceptances

A bill of exchange or negotiable instrument drawn by the borrower for payment at maturity and accepted by a bank. The acceptance constitutes a guarantee of payment by the bank and can be traded in the money market. The bank earns a “stamping fee” for providing this guarantee.

Allowance for credit losses (ACL)

The amount deemed adequate by management to absorb expected credit losses as at the balance sheet date. The allowance is established for all financial assets subject to impairment assessment, including certain loans, debt securities, customers’ liability under acceptances, financial guarantees, and undrawn loan commitments. The allowance is changed by the amount of provision for credit losses recorded, which is charged to income, and decreased by the amount of write-offs net of recoveries in the period.

Asset-backed securities (ABS)

Securities created through the securitization of a pool of assets, for example auto loans or credit card loans.

Assets under administration (AUA)

Assets administered by us, which are beneficially owned by clients, as at October 31, unless otherwise noted. Services provided in respect of assets under administration are of an administrative nature, including safekeeping, collecting investment income, settling purchase and sale transactions, and record keeping.

Assets under management (AUM)

Assets managed by us, which are beneficially owned by clients, as at October 31, unless otherwise noted. Services provided in respect of assets under management include the selection of investments and the provision of investment advice. We have assets under management that are also administered by us and included in assets under administration.

Attributed capital

Attributed capital is based on the Basel III regulatory capital requirements and economic capital.

Auction rate securities (ARS)

Debt securities whose interest rates are regularly reset through an auction process.

Average earning assets, net

Average earning assets include interest-bearing deposits with other banks, securities, net of applicable allowance, assets purchased under reverse repurchase agreements and securities borrowed, loans, net of allowance, cash collateral and margin deposits. Insurance assets, and all other assets not specified are excluded. The averages are based on the daily balances for the period.

Basis point (bp)

One one-hundredth of a percentage point (.01%).

Collateral

Assets pledged as security for a loan or other obligation. Collateral can take many forms, such as cash, highly rated securities, property, inventory, equipment and receivables.

Collateralized debt obligation (CDO)

Securities with multiple tranches that are issued by structured entities and collateralized by debt obligations including bonds and loans. Each tranche offers a varying degree of risk and return so as to meet investor demand.

Commercial mortgage-backed securities (CMBS)

Securities created through the securitization of commercial mortgages.

Commitments to extend credit

Unutilized amount of credit facilities available to clients either in the form of loans, bankers’ acceptances and other on-balance sheet financing, or through off-balance sheet products such as guarantees and letters of credit.

Common Equity Tier 1 (CET1) capital

A regulatory Basel III capital measure comprised mainly of common shareholders’ equity less regulatory deductions and adjustments for goodwill and intangibles, defined benefit pension fund assets, shortfall in allowances and other specified items.

Common Equity Tier 1 capital ratio

A risk-based capital measure calculated as CET1 capital divided by risk-weighted assets.

Covered bonds

Full recourse on-balance sheet obligations issued by banks and credit institutions that are fully collateralized by assets over which investors enjoy a priority claim in the event of an issuer’s insolvency.

Credit default swaps (CDS)

A derivative contract that provides the purchaser with a one-time payment should the referenced entity/entities default (or a similar triggering event occur).

Derivative

A contract between two parties, which requires little or no initial investment and where payments between the parties are dependent upon the movements in price of an underlying instrument, index or financial rate. Examples of derivatives include swaps, options, forward rate agreements and futures. The notional amount of the derivative is the contract amount used as a reference point to calculate the payments to be exchanged between the two parties, and the notional amount itself is generally not exchanged by the parties.

Dividend payout ratio

Common dividends as a percentage of net income available to common shareholders.

Earnings per share (EPS), basic

Calculated as net income available to common shareholders divided by the average number of shares outstanding.

Earnings per share (EPS), diluted

Calculated as net income available to common shareholders divided by the average number of shares outstanding adjusted for the dilutive effects of stock options and other convertible securities.

Expected credit losses

The difference between the contractual cash flows due to us in accordance with the relevant contractual terms and the cash flows that we expect to receive, discounted to the balance sheet date.

Fair value

Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Funding Valuation Adjustment

Funding valuation adjustments are calculated to incorporate cost and benefit of funding in the valuation of uncollateralized and under-collateralized OTC derivatives. Future expected cash flows of these derivatives are discounted to reflect the cost and benefit of funding the derivatives by using a funding curve, implied volatilities and correlations as inputs.

Guarantees and standby letters of credit

These primarily represent irrevocable assurances that a bank will make payments in the event that its client cannot meet its financial obligations to third parties. Certain other guarantees, such as bid and performance bonds, represent non-financial undertakings.

Hedge

A risk management technique used to mitigate exposure from market, interest rate or foreign currency exchange risk arising from normal banking operations. The elimination or reduction of such exposure is accomplished by establishing offsetting positions. For example, assets denominated in foreign currencies can be offset with liabilities in the same currencies or through the use of foreign exchange hedging instruments such as futures, options or foreign exchange contracts.

Hedge funds

A type of investment fund, marketed to accredited high net worth investors, that is subject to limited regulation and restrictions on its investments compared to retail mutual funds, and that often utilize aggressive strategies such as selling short, leverage, program trading, swaps, arbitrage and derivatives.

High-quality liquid assets (HQLA)

Assets are considered to be HQLA if they can be easily and immediately converted into cash at little or no loss of value during a time of stress.

Impaired loans

Loans are classified as impaired when there has been a deterioration of credit quality to the extent that management no longer has reasonable assurance of timely collection of the full amount of principal and interest in accordance with the contractual terms of the loan agreement. Credit card balances are not classified as impaired as they are directly written off after payments are 180 days past due.

International Financial Reporting Standards (IFRS)

IFRS are principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board.

Leverage Ratio

A Basel III regulatory measure, the ratio divides Tier 1 capital by the sum of total assets plus specified off-balance sheet items.

Liquidity Coverage Ratio (LCR)

The Liquidity Coverage Ratio is a Basel III metric that measures the sufficiency of HQLA available to meet net short-term financial obligations over a thirty day period in an acute stress scenario.

222             Royal Bank of Canada: Annual Report 2020             Glossary

Loan-to-value (LTV) ratio

Calculated based on the total facility amount for the residential mortgage and RBC Homeline Plan® product divided by the value of the related residential property.

Master netting agreement

An agreement between us and a counterparty designed to reduce the credit risk of multiple derivative transactions through the creation of a legal right of offset of exposure in the event of a default.

Net interest income

The difference between what is earned on assets such as loans and securities and what is paid on liabilities such as deposits and subordinated debentures.

Net interest margin (on average earning assets, net)

Calculated as net interest income divided by average earning assets, net.

Normal course issuer bid (NCIB)

A program for the repurchase of our own shares for cancellation through a stock exchange that is subject to the various rules of the relevant stock exchange and securities commission.

Notional amount

The contract amount used as a reference point to calculate payments for derivatives.

Off-balance sheet financial instruments

A variety of arrangements offered to clients, which include credit derivatives, written put options, backstop liquidity facilities, stable value products, financial standby letters of credit, performance guarantees, credit enhancements, mortgage loans sold with recourse, commitments to extend credit, securities lending, documentary and commercial letters of credit, note issuances and revolving underwriting facilities, securities lending indemnifications and indemnifications.

Office of the Superintendent of Financial Institutions Canada (OSFI)

The primary regulator of federally chartered financial institutions and federally administered pension plans in Canada. OSFI’s mission is to safeguard policyholders, depositors and pension plan members from undue loss.

Operating leverage

The difference between our revenue growth rate and non-interest expense growth rate.

Options

A contract or a provision of a contract that gives one party (the option holder) the right, but not the obligation, to perform a specified transaction with another party (the option issuer or option writer) according to specified terms.

Provision for credit losses (PCL)

The amount charged to income necessary to bring the allowance for credit losses to a level determined appropriate by management. This includes provisions on performing and impaired financial assets.

RBC Homeline Plan® products

This is comprised of residential mortgages and secured personal loans whereby the borrower pledges real estate as collateral.

Repurchase agreements

These involve the sale of securities for cash and the simultaneous repurchase of the securities for value at a later date. These transactions normally do not constitute economic sales and therefore are treated as collateralized financing transactions.

Return on common equity (ROE)

Net income available to common shareholders, expressed as a percentage of average common equity.

Reverse repurchase agreements

These involve the purchase of securities for cash and the simultaneous sale of the securities for value at a later date. These transactions normally do not constitute economic sales and therefore are treated as collateralized financing transactions.

Risk-weighted assets (RWA)

Assets adjusted by a regulatory risk-weight factor to reflect the riskiness of on and off-balance sheet exposures. Certain assets are not risk-weighted, but deducted from capital. The calculation is defined by guidelines issued by OSFI. For more details, refer to the Capital management section.

Securities lending

Transactions in which the owner of a security agrees to lend it under the terms of a prearranged contract to a borrower for a fee. The borrower must collateralize the security loan at all times. An intermediary such as a bank often acts as agent for the owner of the security. There are two types of securities lending arrangements: lending with and without credit or market risk indemnification. In securities lending without indemnification, the bank bears no risk of loss. For transactions in which the bank provides an indemnification, it bears the risk of loss if the borrower defaults and the value of the collateral declines concurrently.

Securities sold short

A transaction in which the seller sells securities and then borrows the securities in order to deliver them to the purchaser upon settlement. At a later date, the seller buys identical securities in the market to replace the borrowed securities.

Securitization

The process by which various financial assets are packaged into newly issued securities backed by these assets.

Standardized Approach

Risk weights prescribed by OSFI are used to calculate risk-weighted assets for the credit risk exposures. Credit assessments by OSFI-recognized external credit rating agencies of S&P, Moody’s, Fitch and DBRS are used to risk-

weight our Sovereign and Bank exposures based on the standards and guidelines issued by OSFI. For our Business and Retail exposures, we use the standard risk weights prescribed by OSFI.

Structured entities

A structured entity is an entity in which voting or similar rights are not the dominant factor in deciding who controls the entity, such as when the activities that significantly affect the entity’s returns are directed by means of contractual arrangements. Structured entities often have restricted activities, narrow and well defined objectives, insufficient equity to finance their activities, and financing in the form of multiple contractually-linked instruments.

Taxable equivalent basis (teb)

Income from certain specified tax advantaged sources (eligible Canadian taxable corporate dividends) is increased to a level that would make it comparable to income from taxable sources. There is an offsetting adjustment in the tax provision, thereby generating the same after-tax net income.

Tier 1 capital

Tier 1 capital comprises predominantly of CET1 capital, with additional Tier 1 items such as preferred shares, limited recourse capital notes and non-controlling interests in subsidiaries Tier 1 instruments.

Tier 2 capital

Tier 2 capital consists mainly of subordinated debentures that meet certain criteria, certain loan loss allowances and non-controlling interests in subsidiaries’ Tier 2 instruments.

Total capital and total capital ratio

Total capital is defined as the total of Tier 1 and Tier 2 capital. The total capital ratio is calculated by dividing total capital by risk-weighted assets.

Tranche

A security class created whereby the risks and returns associated with a pool of assets are packaged into several classes of securities offering different risk and return profiles from those of the underlying asset pool. Tranches are typically rated by ratings agencies, and reflect both the credit quality of underlying collateral as well as the level of protection based on the tranches’ relative subordination.

Unattributed capital

Unattributed capital represents common equity in excess of common equity attributed to our business segments and is reported in the Corporate Support segment.

Value-at-Risk (VaR)

A generally accepted risk-measurement concept that uses statistical models based on historical information to estimate within a given level of confidence the maximum loss in market value we would experience in our trading portfolio from an adverse one-day movement in market rates and prices.

Glossary             Royal Bank of Canada: Annual Report 2020            223

Principal subsidiaries

(Millions of Canadian dollars)		As at October 31, 2020
Principal subsidiaries (1)	Principal office address (2)	Carrying value of voting shares owned by the Bank (3)
Royal Bank Holding Inc.	Toronto, Ontario, Canada	$67,517
RBC Direct Investing Inc.	Toronto, Ontario, Canada
RBC Insurance Holdings Inc.	Mississauga, Ontario, Canada
RBC Life Insurance Company	Mississauga, Ontario, Canada
R.B.C. Holdings (Bahamas) Limited	Nassau, New Providence, Bahamas
RBC Caribbean Investments Limited	George Town, Grand Cayman, Cayman Islands
Royal Bank of Canada Insurance Company Ltd.	St. Michael, Barbados
Investment Holdings (Cayman) Limited	George Town, Grand Cayman, Cayman Islands
RBC (Barbados) Funding Ltd.	St. Michael, Barbados
Capital Funding Alberta Limited	Calgary, Alberta, Canada
RBC Global Asset Management Inc.	Toronto, Ontario, Canada
RBC Investor Services Trust	Toronto, Ontario, Canada
RBC Investor Services Bank S.A.	Esch-sur-Alzette, Luxembourg
RBC (Barbados) Trading Bank Corporation	St. James, Barbados
RBC US Group Holdings LLC (2)	Toronto, Ontario, Canada	24,062
RBC USA Holdco Corporation (2)	New York, New York, U.S.
RBC Capital Markets, LLC (2)	New York, New York, U.S.
City National Bank	Los Angeles, California, U.S.
RBC Dominion Securities Limited	Toronto, Ontario, Canada	11,126
RBC Dominion Securities Inc.	Toronto, Ontario, Canada
RBC Europe Limited	London, England	2,738
Royal Bank Mortgage Corporation	Toronto, Ontario, Canada	1,398
The Royal Trust Company	Montreal, Quebec, Canada	954
RBC Holdings (Channel Islands) Limited	Jersey, Channel Islands	912
Royal Bank of Canada (Channel Islands) Limited	Guernsey, Channel Islands
Royal Trust Corporation of Canada	Toronto, Ontario, Canada	337

(1)	The Bank directly or indirectly controls each subsidiary.
(2)	Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for RBC US Group Holdings LLC and RBC USA Holdco Corporation which are incorporated under the laws of the State of Delaware, U.S. and RBC Capital Markets, LLC, which is organized under the laws of the State of Minnesota, U.S.
(3)	The carrying value of voting shares is stated as the Bank’s equity in such investments.

224             Royal Bank of Canada: Annual Report 2020             Principal subsidiaries

Shareholder Information

Corporate headquarters

Street address:

Royal Bank of Canada

200 Bay Street

Toronto, Ontario M5J 2J5

Canada

Tel: 1-888-212-5533

Mailing address:

P.O. Box 1

Royal Bank Plaza

Toronto, Ontario M5J 2J5

Canada

website: rbc.com

Transfer Agent and Registrar

Main Agent:

Computershare Trust Company of Canada

1500 Robert-Bourassa Blvd.

Suite 700

Montreal, Quebec H3A 3S8

Canada

Tel: 1-866-586-7635 (Canada and the U.S.) or 514-982-7555

(International)

Fax: 514-982-7580

website: computershare.com/rbc

Co-Transfer Agent (U.S.):

Computershare Trust Company, N.A.

250 Royall Street

Canton, Massachusetts 02021

U.S.A.

Co-Transfer Agent (U.K.):

Computershare Investor Services PLC

Securities Services – Registrars

P.O. Box 82, The Pavilions,

Bridgwater Road,

Bristol BS99 6ZZ

U.K.

Stock exchange listings

(Symbol: RY)

Common shares are listed on:

Canada – Toronto Stock

Exchange (TSX)

U.S. – New York Stock Exchange

(NYSE)

Switzerland – Swiss Exchange

(SIX)

Preferred shares AZ, BB, BD, BF, BH, BI, BJ, BK, BM and BO are listed on the TSX. The related depository shares of the series C-2 preferred shares are listed on the NYSE.

Valuation day price

For Canadian income tax purposes, Royal Bank of Canada’s common stock was quoted at $29.52 per share on the Valuation Day (December 22, 1971). This is equivalent to $7.38 per share after adjusting for the two-for-one stock split of March 1981 and the two-for-one stock split of February 1990. The one-for-one stock dividends in October 2000 and April 2006 did not affect the Valuation Day amount for our common shares.

Shareholder contacts

For dividend information, change in share registration or address, lost stock certificates, tax forms,

estate transfers or dividend

reinvestment, please contact:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Canada

Tel: 1-866-586-7635 (Canada and

the U.S.) or 514-982-7555

(International)

Fax: 1-888-453-0330 (Canada and

the U.S.) or 416-263-9394

(International)

email: service@computershare.com

Financial analysts, portfolio

managers, institutional

investors

For financial information inquiries, please contact:

Investor Relations

Royal Bank of Canada

200 Bay Street

South Tower

Toronto, Ontario M5J 2J5

Canada

Tel: 416-955-7802

or visit our website at

rbc.com/investorrelations

Direct deposit service

Shareholders in Canada and the U.S. may have their common share dividends deposited directly to their bank account by electronic funds transfer. To arrange for this service, please contact our Transfer Agent and Registrar, Computershare Trust Company of Canada.

Eligible dividend designation

For purposes of the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by RBC to Canadian residents on both its common and preferred shares, are designated as “eligible dividends”, unless stated otherwise.

Common share repurchases

We are engaged in a Normal Course Issuer Bid (NCIB) which allows us to repurchase for cancellation, up to 20 million common shares during the period spanning from March 2, 2020 to March 1, 2021, when the bid expires, or such earlier date as we may complete the purchases pursuant to our Notice of Intention filed with the Toronto Stock Exchange.

We determine the amount and timing of the purchases under the NCIB, subject to prior consultation with the Office of the Superintendent of Financial Institutions Canada. For further details, refer to the Capital management section.

A copy of our Notice of Intention to file a NCIB may be obtained, without charge, by contacting our Corporate Secretary at our Toronto mailing address.

2021 Quarterly earnings release dates

	First quarter	February 24
	Second quarter	May 27
	Third quarter	August 25
	Fourth quarter	December 1
2021 Annual Meeting The Annual Meeting of Common Shareholders will be held on Thursday, April 8, 2021
Dividend dates for 2021 Subject to approval by the Board of Directors
	Record dates	Payment dates
Common and preferred shares series AZ, BB, BD, BF, BH, BI, BJ, BK, BM and BO	January 26 April 22 July 26 October 26	February 24 May 21 August 24 November 24
Preferred shares series C-2 (US$)	January 26 April 27 July 27 October 26	February 5 May 7 August 6 November 5

Governance

Summaries of the significant ways in which corporate governance practices followed by RBC differ from corporate governance practices required to be followed by U.S. domestic companies under the NYSE listing standards are available on our website at rbc.com/governance.

Information contained in or otherwise accessible through the websites mentioned in this report to shareholders does not form a part of this report. All references to websites are inactive textual references and are for your information only.

Trademarks used in this report include the LION & GLOBE Symbol, ROYAL BANK OF CANADA, RBC, RBC CAPITAL MARKETS, RBC CAPITAL TRUST, RBC FUTURE LAUNCH, RBC GLOBAL ASSET MANAGEMENT, RBC INSURANCE, RBC HOMELINE PLAN, RBC REWARDS, RBC WEALTH MANAGEMENT, MYADVISOR, NOMI FIND & SAVE, INVESTEASE, BOREALIS AI, AIDEN, ADVISOR’S VIRTUAL ASSISTANT (AVA), MYADVISOR, OWNR, NOMI, NOMI INSIGHTS, RBC INSIGHT EDGE and RESPECT AI which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this report which are not the property of Royal Bank of Canada, are owned by their respective holders.

Shareholder information             Royal Bank of Canada: Annual Report 2020            225

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